02060499

82- SUBMISSIONS [illegible]

MICROFICHE [illegible]

REGISTRANT'S NAME PT Bank Buana Indonesia Tbk

*CURRENT ADDRESS Jalan Gajah Mada No. 1A
Jakarta 10130
Indonesia

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE: 12/10/02

PT BANK BUANA INDONESIA TBK

02 OCT 21

RE: RULE 12g3-2(b)

ANNEX A EXHIBITS

Baker & McKenzie.Wong & Leow
1 Temasek Avenue #27-01
Millenia Tower
Singapore 039192
Tel: (65) 6338-1888
Fax: (65) 6337-5100

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 1

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 2

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Friday, May 25, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia on May 10, 2001.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of May 9, 2001 at 4:00 PM.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before May 10, 2001 at the very latest.

Jakarta, April 25, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 3

BALANCE SHEET
PT. BANK BUANA Tbk.
per December 31, 2000 and 1999
(Audited)

(in million Ruplah)

	ASSETS		
1.	Cash	148,479	131,498
2.	Demand Deposito at Bank Indonesia	474,229	423,241
3.	Demand Deposits at Other Bank		
	a. Rupiahs	8,162	9,564
	b. Foreign Currencies	116,634	113,789
4.	Placement at Other Bank		
	a. Rupiahs	101,830	145,337
	b. Foreign Currencies	777,195	776,030
	Allowance for placement at Other Bank -/-	(10,038)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,713,135	6,811,927
	b. Foreign Currencies	227,468	28,912
	Allowance for Securities Held -/-	(1,202)	-
6	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	26,469	12,761
	- Others Parties	1,654,886	776,713
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	128,698	119,759
	Allowance for Credit Extended (Loan) -/-	(48,601)	(67,859)
7	Government Bonds	0	0
8	Equity Participation	7,889	15,389
	Allowance for Equity Participation -/-	(79)	(154)
9	Deferred Income	25,547	11,608
10	Prepaid Expenses	14,011	9,769
11	Prepaid Taxes	0	0
12	Deferred Tax Assets	0	0
13	Fixed Assets	214,677	168,043
	Accumulated Depreciation of fixed Assets -/-	(79,946)	(59,551)
14	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
15	Transferred Collaterals	44,680	99,281
16	Others Assets	66,372	28,731
	Total Assets	**10,610,495**	**9,544,341**

BALANCE SHEET
PT. BANK BUANA Tbk.
per December 31, 2000 and 1999
(Audited)

(In million Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,533,736	1,349,998
	b. Foreign Currencies	894,381	740,735
2.	Other Current Liabilities	136,814	84,649
3.	Saving Deposits	3,864,632	3,612,495
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	69,766	31,650
	- Others Parties	2,852,554	2,676,266
	b. Foreign Currencies		
	- Connected Parties	0	24,019
	- Others Parties	381,284	299,768
5.	Certificates of Deposit		
	a. Rupiahs	29	41
	b. Foreign Currencies	0	0
6	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
7	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	60,232	66,568
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	195	0
8	Leased Liabilities	0	0
9	Deferred Liabilities	28,735	27,147
10	Income Tax Assessment	49,313	53,818
11	Other Liabilities	42,552	25,864
12	Subordinated Loans	0	0
13	Loan Capital	0	0
14	Minority Interest	0	0
15	Equity		
	a. Paid Up Capital	485,000	235,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	-112	29
	h. Retained Earning	194,037	322,514
	Total LIABILITIES AND EQUITY	**10,610,495**	**9,544,341**

notes :

1. *This financial statement was audited by Siddharta Siddharta & Harsono Public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of December 31, 2000 USD1 = Rp9,595.- and December 31, 1999 USD1 = Rp7,100.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended December 31, 2000 and 1999
(Audited)

(in million Rupiah)

	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,076,156	1,693,851
	b. Foreign Currencies	76,237	61,597
	1.2. Provisions and Commisions		
	a. Rupiahs	25,791	19,249
	b. Foreign Currencies	2,011	432
	Total Interest Revenue	**1,180,195**	**1,775,129**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	717,926	1,156,590
	b. Foreign Currencies	56,511	52,147
	2.2. Provisions & Commisions	261	0
	Total Interest Expense	**774,698**	**1,208,737**
	Net Interest Income	**405,497**	**566,392**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	24,036	21,355
	3.2. Revenues On Foreign Exchange	14,556	31,656
	3.3. Other Revenues	18,012	7,740
	Total Other Operating Revenues	**56,604**	**60,751**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	174,748	251,214
	4.2. Personel Expenses	126,042	190,659
	4.3. Net Charge of Losses in Earning Assets	(32,223)	(215,270)
	4.4. Others Expenses	35,920	2,527
	Total Other Operating Expenses	**304,487**	**229,130**
	Net Operating Revenue/Expenses	**157,614**	**398,013**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	4,035	1,496
6.	Non Operating Expense	411	4,648
	Net Non Operating Revenue/Exepense	**3,624**	**(3,152)**
7.	Extraodinary Gain/Loss	0	0
8.	Profit/Loss before Income Tax	161,238	394,861
9.	Estimation on Income Tax Assessment -/-	59,715	115,807
10.	**Profit/Loss For Current Year (Reporting Year)**	**101,523**	**279,054**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	322,514	98,460
13.	Dividend -/-	230,000	55,000
14.	**Retained Earnings at End of Period**	**194,037**	**322,514**
15.	**Earnings (Net Income) per Share**	**133**	**625**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per December 31, 2000 and 1999
(Audited)

(In million Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	46,304	53,452
3.	Unsettles Spot Foreign Exchange Purchase Contracts	44,617	0
4.	Others	500,000	24,467
	Total Commitments Claims/Receivable	**590,921**	**77,919**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,156,981	927,372
	b. Foreign Currencies	0	30,722
2.	Liabilities from repurchase agreements		
3.	Outstanding Irrevocable Trade L/C	84,206	32,266
4.	Acceptance of Import L/C bills of exchange	9,976	17,113
5.	Forward foreign Exchange sales contracts	44,009	53,438
6.	Unsettles Spot Foreign Exchange Sales Contracts	26,386	0
7.	Others	0	0
	Total Commitments Liabilities	**1,321,558**	**1,060,911**
	Total Net Commitments	**(730,637)**	**(982,992)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	1,336	2,314
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**1,336**	**2,314**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	65,280	57,664
	- Foreign Currencies	4,098	2,042
	b. Others	11,182	7,946
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	0	0
	Total Liabilities Contingencies	**80,560**	**67,652**
	Total Net Contingenties	**(79,224)**	**(65,338)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per December 31, 2000 and 1999

(In million Rupiah)

Interbank Placements	1,698,744	0	0	0	0	1,698,744	1,053,302	0	0	0	1,500	1,054,802
Securities	6,268,583	0	0	0	0	6,268,583	6,835,807	0	0	0	0	6,835,807
Loans to Third Parties	1,688,427	51,884	15,115	3,310	51,317	1,810,053	764,246	24,421	45,479	6,496	68,591	909,233
a. Connected(Related)Parties												
- Property Loans	1,358	0	0	0	0	1,358	1,590	0	0	0	0	1,590
- Restructured Loans	0	0	1,220	0	0	1,220	0	0	0	0	0	0
b. Other Parties												
- Property Loans	66,936	937	1,401	148	8,022	77,444	25,821	3,955	2,887	38	8,708	41,409
- Restructured Loans	3,814	30,389	0	0	0	34,203	39,047	2,821	37	0	0	41,905
Equity Participation												
a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	15,389	0	0	0	0	15,389
b. for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
Commitments and contigencies to Third Parties	206,278	70	807	0	413	207,568	161,983	0	0	245	294	162,522
TOTAL	9,869,921	51,954	15,922	3,310	51,730	9,992,837	8,830,727	24,421	45,479	6,741	70,385	8,977,753
Percentage of Small Scale Business Credit to Total Credit	29,945	2,920	277	558	27,858	61,558	19,330	1,221	5,968	2,216	51,228	79,963
Percentage of Small Scale Business Credit to Total Credit						20.65%						24.41%

PT BANK BUANA INDONESIA Tbk.
period December 31, 2000 and 1999
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- commissioner	Lukito Winarto

Board of Directors

- president Director	Jimmy Kurniawan Laihad
- Director	Kamaruddin
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy

Owners

- PT Sari Dasa Karsa	:	73,83%
- Others		6.17%
- Public	:	20.00%
Total	:	100,00%

Jakarta, April 27, 2001
PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

NERACA KONSOLIDASI
PT. BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2000 dan 1999

(dalam jutaan rupiah)

No.	POS - POS	31 Desember 2000	31 Desember 1999
	AKTIVA		
1.	Kas	148.479	131.498
2.	Giro pada bank Indonesia	474.229	423.241
3.	Giro pada Bank lain		
	a. Rupiah	8.162	9.564
	b. Valuta asing	116.634	113.789
4.	Penempatan pada bank lain		
	a. Rupiah	101.830	145.337
	b. Valuta asing	777.195	776.030
	Penyisihan Penghapusan Penempatan -/-	(10.038)	(10.447)
5.	Surat-surat berharga		
	a. Rupiah	6.713.135	6.811.927
	b. Valuta asing	227.468	28.912
	Penyisihan Penghapusan/Penurunan Nilai Surat-surat berharga -/-	(1.202)	0
6.	Kredit yang diberikan		
	a Rupiah		
	- Pihak terkait dengan bank	26.469	12.761
	- Pihak lain	1.654.886	776.713
	b. Valuta asing		
	- Pihak terkait dengan bank	0	0
	- Pihak lain	128.698	119.759
	Penyisihan Penghapusan Kredit -/-	(48.601)	(67.859)
	Obligasi Pemerintah	0	0
	Penyertaan	7.889	15.389
	Penyisihan Penurunan nilai Penyertaan -/-	(79)	(154)
	Pendapatan yang masih akan diterima	25.547	11.608
10.	Biaya dibayar dimuka	14.011	9.769
	Uang muka pajak	0	0
	Aktiva Pajak Tangguhan	0	0
13.	Aktiva tetap	214.677	168.043
	Akumulasi penyusutan aktiva tetap -/-	(79.946)	(59.551)
14.	Aktiva sewa guna usaha	0	0
	Akumulasi penyusutan aktiva sewa guna usaha -/-	0	0
15.	Agunan yang diambil alih - bersih	44.680	99.281
16.	Aktiva lain-lain	66.372	28.731
	J U M L A H	10.610.495	9.544.341
	KEWAJIBAN DAN EKUITAS		
1.	Giro		
	a. Rupiah	1.533.736	1.349.998
	b. Valuta asing	894.381	740.735
2.	Kewajiban segera lainnya	136.814	84.648
3.	Tabungan	3.864.632	3.612.495
4.	Deposito berjangka		
	a. Rupiah		
	- Pihak terkait dengan bank	69.766	31.650
	- Pihak lain	2.852.554	2.676.266
	b. Valuta asing		
	- Pihak terkait dengan bank	0	24.019
	- Pihak lain	381.284	299.768
5.	Sertifikat deposito		
	a. Rupiah	29	41
	b. Valuta asing	0	0
	Surat berharga yang diterbitkan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
7.	Pinjaman yang diterima		
	a. Rupiah		
	- Pihak terkait dengan bank	0	0
	- Pihak lain	60.232	66.568
	b. Valuta asing		
	- Pihak terkait dengan bank	0	0
	- Pihak lain	195	0
8.	Kewajiban sewa guna usaha	0	0
9.	Beban yang masih harus dibayar	28.735	27.147
10.	Taksiran pajak penghasilan	49.313	53.818
11.	Kewajiban lain-lain	42.552	25.864
12.	Pinjaman Subordinasi	0	0
13.	Modal pinjaman	-	
14.	Hak minoritas	0	0
15.	Ekuitas		
	Modal Saham dengan nilai nominal Rp 500,- setiap saham :		
	a. Modal dasar : 1.800.000.000 saham	0	0
	b. Modal ditempatkan dan disetor : 970.000.000 saham pada akhir tahun 2000 dan 470.000.000 saham pada akhir tahun 1999	485.000	235.000
	c. Tambahan modal disetor - bersih	23.567	0
	d. Selisih penjabaran laporan keuangan	0	0
	e. Selisih penilaian kembali aktiva tetap	0	0
	f. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	g. Keuntungan (kerugian) yang belum direalisasi akibat kenaikan (penurunan) harga pasar surat-surat berharga yang tersedia untuk dijual	(112)	29
	h. Laba ditahan	194.037	322.514
	Jumlah Ekuitas	696.272	551.323
	J U M L A H	10.610.495	9.544.341

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 31 Desember 2000 dan 1999 (dalam jutaan rupiah)

No	POS - POS	31 Desember 2000	31 Desember 1999
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan bunga		
	1.1. Hasil bunga		
	a. Rupiah	1.076.156	1.693.851
	b. Valuta asing	76.237	61.597
	1.2. Provisi dan komisi kredit		
	a. Rupiah	25.791	19.249
	b. Valuta asing	2.011	432
	JUMLAH PENDAPATAN BUNGA	1.180.195	1.775.129
2.	Beban bunga		
	2.1. Beban bunga		
	a. Rupiah	717.926	1.156.590
	b. Valuta asing	56.511	52.147
	2.2. Beban lainnya	261	0
	JUMLAH BEBAN BUNGA -/-	774.698	1.208.737
	PENDAPATAN BUNGA BERSIH	405.497	566.392
3.	Pendapatan operasional lainnya		
	3.1. Provisi, komisi, fee	24.036	21.355
	3.2. Pendapatan transaksi valuta asing	14.556	31.656
	3.3. Lainnya	18.012	7.740
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	56.604	60.751
4.	Beban operasional lainnya		
	4.1. Beban administrasi dan umum	174.748	251.214
	4.2. Beban personalia	126.042	190.659
	4.3. Penyisihan dan penurunan atas aktiva produktif	(32.223)	(215.270)
	4.4. Beban lainnya	35.920	2.527
	JUMLAH BEBAN OPERASIONAL LAINNYA	304.487	229.130
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	157.614	398.013
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan non operasional	4.035	1.496
6.	Beban non operasional	411	4.648
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	3.624	(3.152)
7.	PENDAPATAN/BEBAN LUAR BIASA	0	0
8.	Laba/rugi sebelum pajak penghasilan	161.238	394.861
9.	Taksiran pajak penghasilan -/-	59.715	115.807
10.	LABA/RUGI TAHUN BERJALAN	101.523	279.054
11.	Hak minoritas -/-	0	0
12.	Saldo laba (rugi) awal periode	322.514	98.460
13.	Dividen	(230.000)	(55.000)
14.	SALDO LABA (RUGI) AKHIR PERIODE	194.037	322.514
15.	LABA BERSIH PER SAHAM (dalam Rupiah penuh)	133	625

LAPORAN KOMITMEN DAN KONTINJENSI
PT. BANK BUANA INDONESIA Tbk.
periode 31 Desember 2000 dan 1999

(dalam jutaan rupiah)

POS - POS	31 Desember 2000	31 Desember 1999
KOMITMEN		
Tagihan Komitmen		
1. Fasilitas pinjaman yang diterima dan belum digunakan		
a. Rupiah	0	0
b. Valuta asing	0	0
2. Pembelian valuta asing berjangka	46.304	53.452
3. Pembelian valuta asing tunai yang belum diselesaikan	44.617	0
4. Lainnya	500.000	24.467
Jumlah Tagihan Komitmen	590.921	77.919
Kewajiban Komitmen		
1. Fasilitas kredit kepada nasabah yang belum ditarik		
a. Rupiah	1.156.981	927.372
b. Valuta asing	0	30.722
2. Kewajiban pembelian kembali aktiva bank yang dijual dengan syarat repo	0	0
3. Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	84.206	32.266
4. Akseptasi wesel impor atas dasar L/C berjangka	9.976	17.113
5. Penjualan valuta asing berjangka	44.009	53.438
6. Penjualan valuta asing tunai yang belum diselesaikan	26.386	0
7. Lainnya	0	0
Jumlah Kewajiban Komitmen	1.321.558	1.060.911
JUMLAH KOMITMEN BERSIH	(730.637)	(982.992)
KONTINJENSI		
Tagihan kontinjensi		
1. Garansi dari bank lain		
a. Rupiah	0	0
b. Valuta asing	0	0
2. Pembelian opsi valuta asing	0	0
3. Pendapatan bunga dalam penyelesaian		
a. Rupiah	1.336	2.314
b. Valuta asing	0	0
4. Lainnya	0	0
Jumlah Tagihan Kontinjensi	1.336	2.314
Kewajiban Kontinjensi		
1. Garansi dari bank lain		
a. Bank Garansi		
- Rupiah	65.280	57.664
- Valuta asing	4.098	2.042
b. Akseptasi atau endosemen surat berharga	0	0
c. Lainnya.	11.182	7.946
2. Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3. Penjualan opsi valuta asing	0	0
4. Lainnya	0	0
Jumlah Kewajiban Kontinjensi	80.560	67.652
JUMLAH KONTINJENSI BERSIH	(79.224)	(65.338)

(3)

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2000 dan 1999

(dalam jutaan rupiah)

No.	POS-POS	Per 31 Desember 2000 L	DPK	KL	D	M	JUMLAH	Per 31 Desember 1999 L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada bank lain	1.698.744	0	0	0	0	1.698.744	1.053.302	0	0	0	1.500	1.054.802
2.	Surat-surat berharga	6.268.583	0	0	0	0	6.268.583	6.835.807	0	0	0	0	6.835.807
3.	Kredit yang diberikan	1.688.427	51.884	15.115	3.310	51.317	1.810.053	764.246	24.421	45.479	6.496	68.591	909.233
	a. Pihak terkait dengan bank												
	· kredit properti	1.358	0	0	0	0	1.358	1.590	0	0	0	0	1.590
	· kredit yang direstrukturisasi	0	0	1.220	0	0	1.220	0	0	0	0	0	0
	b. Pihak lain												
	· kredit properti	66.936	937	1.401	148	8.022	77.444	25.821	3.955	2.887	38	8.708	41.409
	· kredit yang direstrukturisasi	3.814	30.389	0	0	0	34.203	39.047	2.821	37	0	0	41.905
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	15.389	0	0	0	0	15.389
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan	0	0	0	0	0	0	0	0	0	0	0	0
6.	Transaksi rekening administratif	206.278	70	807	0	413	207.568	161.983	0	0	245	294	162.522
	JUMLAH	9.869.921	51.954	15.922	3.310	51.730	9.992.837	8.830.727	24.421	45.479	6.741	70.385	8.977.753
	PPAP yang wajib dibentuk	29.945	2.920	277	558	27.858	61.558	19.330	1.221	5.968	2.216	51.228	79.963
	Rasio Kewajiban Penyediaan Modal Minimum						20,65%						24,41%

Catatan :

1. *Laporan Keuangan ini telah diaudit oleh Kantor Akuntan Publik Siddharta Siddharta & Harsono dengan pendapat wajar tanpa pengecualian.*
2. *Penyajian Laporan Keuangan ini disusun sesuai Surat Edaran Bank Indonesia No. 31/5/UPPB tanggal 9 Juni 1998 dan Surat Edaran Bank Indonesia No. 31/15/UPPB tanggal 31 Desember 1998 mengenai Laporan Keuangan Tahunan dan Laporan Keuangan Publikasi Bank Umum serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No. KEP-06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan*
3. *Kurs 31 Desember 2000 USD 1 = Rp 9.595,- dan 31 Desember 1999 USD 1 = Rp 7.100,-*

PENGURUS BANK		PEMILIK BANK	
Komisaris		PT Sari Dasa Karsa	73,83%
· Komisaris Utama	R. Rachmad	Masyarakat	20,00%
· Komisaris	Lukito Winarto	Lain-lain	6,17%
Direksi		TOTAL	100,00%
· Direktur Utama	Jimmy Kurniawan Laihad		
· Direktur	Kamaruddin		
· Direktur	Aris Janasutanta Sutirto		
· Direktur	Eddy Muljanto		
· Direktur	Pardi Kendy		

Jakarta, 27 April 2001

PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

02 OCT -1

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 4

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Friday/ May 25, 2001
Time	: 9:00 AM – finish
Venue	: The Regent Hotel Jl. H.R. Rasuna Said Kav. B-4, Jakarta Selatan

Agenda of the meeting:

- Annual Shareholders' Meeting:

    1. To approve Board of Directors' Annual Report for year ended December 31, 2000 and to release all members of the Board of Directors and Commissioners from their actions and decisions made during the year
    2. To approve the use of the Bank's year 2000 profits
    3. To give consent on the appointment of Public Accountant who would conduct audit for the Bank's tear 2001 Financial Statement
    4. To dismiss and reappoint the members of the Bank's Board of Directors
    5. To dismiss and reappoint the members of the Bank's Commissioners and at the same time to inaugurate an Independent Commissioner as well
    6. To give authority to the Commissioners in determining the salary and compensation benefits for al member of the Board of Directors and Commissioners

- Extraordinary Shareholders' Meeting:

    To amend regulation on Paragraph 11, 14 and 24 of the Bank's Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of May 9, 2001 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, May 10, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 5

BALANCE SHEET
PT. BANK BUANA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(In million Rupiah)

	ASSETS		
1.	Cash	76,310	79,924
2.	Demand Deposito at Bank Indonesia	511,833	435,562
3.	Demand Deposits at Other Bank		
	a. Rupiahs	3,537	4,820
	b. Foreign Currencies	123,632	57,063
4.	Placement at Other Bank		
	a. Rupiahs	65,263	1,505
	b. Foreign Currencies	1,201,200	610,995
	Allowance for placement at Other Bank -/-	(21,049)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,900,532	7,158,143
	b. Foreign Currencies	252,445	196,631
	Allowance for Securities Held -/-	(1,257)	(1,503)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	155,718	0
	allowance for Derivative Assets -/-	(1,558)	0
9.	Credit Extended (Loan)	0	0
	a. Rupiahs		
	- Connected Parties	13,390	16,706
	- Others Parties	1,875,548	945,766
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	140,338	106,358
	Allowance for Credit Extended (Loan) -/-	(91,894)	(94,754)
10.	Acceptance Assets	10,646	13,638
	Allowance for Acceptance Assets -/-	(107)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(154)
12.	Deferred Income	35,173	7,085
13.	Prepaid Expenses	17,784	15,832
14.	Prepaid Taxes	70,197	8,416
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	228,118	169,679
	Accumulated Depreciation of fixed Assets -/-	(85,509)	(62,667)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	78,845	92,648
19.	Other Assets	113,220	79,781
	Total Assets	**11,680,165**	**9,838,916**

BALANCE SHEET
PT. BANK BUANA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(in million Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,644,998	1,471,242
	b. Foreign Currencies	1,301,566	718,485
2.	Other Current Liabilities	156,194	209,724
3.	Saving Deposits	3,826,399	3,719,161
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	38,049	42,225
	- Others Parties	3,113,501	2,644,362
	b. Foreign Currencies		
	- Connected Parties	31,002	24,212
	- Others Parties	393,843	280,567
5.	Certificates of Deposit		
	a. Rupiahs	29	42
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	155,718	0
8.	Acceptance Liabilitlies	10,646	13,638
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	57,064	63,400
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	21,811	0
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,436	18,246
13.	Income Tax Assessment	0	0
14.	Other Liabilities	112,116	96,000
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	235,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	288,446	308,832
	Total LIABILITIES AND EQUITY	**11,680,165**	**9,838,916**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of March 31, 2001 USD1 = Rp10,400.- and March 31, 2000 USD1 = Rp7,590.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended March 31, 2001 and 2000
(Unaudited)

(in million Rupiah)

	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	337,544	249,046
	b. Foreign Currencies	19,199	15,669
	1.2. Provisions and Commisions		
	a. Rupiahs	5,001	3,353
	b. Foreign Currencies	98	43
	Total Interest Revenue	**361,842**	**268,111**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	225,224	169,353
	b. Foreign Currencies	17,184	10,883
	2.2. Provisions & Commisions	690	625
	Total Interest Expense	**243,098**	**180,861**
	Net Interest Income	**118,744**	**87,250**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	1,619	3,444
	3.2. Revenues On Foreign Exchange	3,965	58,112
	3.3. Other Revenues	12,332	14,368
	Total Other Operating Revenues	**17,916**	**75,924**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	36,267	31,225
	4.2. Personel Expenses	41,429	32,414
	4.3. Net Charge of Losses in Earning Assets	13,800	24,000
	4.4. Others Expenses	8,530	50,930
	Total Other Operating Expenses	**100,026**	**138,569**
	Net Operating Revenue/Expenses	**36,634**	**24,605**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	12,489	2,159
6.	Non Operating Expense	544	446
	Net Non Operating Revenue/Exepense	**11,945**	**1,713**
7.	Extraodinary Gain/Loss		
8.	Profit/Loss before Income Tax	48,579	26,318
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**48,579**	**26,318**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	239,867	282,514
13.	Dividend -/-	0	0
14.	**Retained Earnings at End of Period**	**288,446**	**308,832**
15.	**Earnings (Net Income) per Share**	**50.00**	**56.00**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(in million Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	0	48,718
3.	Unsettles Spot Foreign Exchange Purchase Contracts	52,000	308,251
4.	Others	0	0
	Total Commitments Claims/Receivable	**52,000**	**356,969**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,165,473	977,288
	b. Foreign Currencies	0	37,438
2.	Outstanding Irrevocable Trade L/C	73,903	53,765
3.	Forward foreign Exchange sales contracts	0	46,540
4.	Unsettles Spot Foreign Exchange Sales Contracts	24,960	274,471
5.	Others	0	0
	Total Commitments Liabilities	**1,264,336**	**1,389,502**
	Total NET COMMITMENTS	**(1,212,336)**	**(1,032,533)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	1,326	2,287
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**1,326**	**2,287**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	71,200	56,113
	- Foreign Currencies	5,508	2,581
	b. Others	8,390	5,829
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	143	0
	Total Liabilities Contingencies	**85,241**	**64,523**
	TOTAL NET CONTINGENCIES	**(83,915)**	**(62,236)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per March 31, 2001 and 2000

(In million Rupiah)

Interbank Placements	2,104,849	0	0	0	0	2,104,849	860,095	0	0	0	1,500	861,595
Securities	6,441,761	0	0	0	0	6,441,761	7,167,564	0	0	0	0	7,167,564
Loans to Third Parties	1,925,199	46,443	7,473	3,102	47,059	2,029,276	941,168	20,508	10,043	33,461	63,650	1,068,830
a. Connected(Related)Parties												
- Property Loans	1,826	0	0	0	0	1,826	1,491	0	0	0	0	1,491
- Restructured Loans	0	0	1,220	0	0	1,220	0	0	0	0	0	0
b. Other Parties												
- Property Loans	78,156	716	1,447	113	6,701	87,133	31,691	3,109	3,189	38	7,878	45,905
- Restructured Loans	3,350	27,999	193	0	0	31,542	6,934	2,711	0	29,893	0	39,538
Equity Participation												
a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
Ohther Claims to Third Parties	166,983	0	0	0	0	166,983	0	0	0	0	0	0
Commitments and contigencies to Third Parties	149,397	434	385	0	395	150,611	178,178	0	0	0	288	178,466
TOTAL	10,796,078	46,877	7,858	3,102	47,454	10,901,369	9,154,894	20,508	10,043	33,461	65,438	9,284,344
Compulsory Allowance for Earning Losses	44,800	2,344	326	198	25,160	72,828	20,405	1,025	525	14,176	35,100	71,231
Capital Adequacy Ratio						23.54%						25.42%
Total Small Scale Bussiness Credit						622,595						311,282
Total Interbank Liabilities						285,918						184,462

PT BANK BUANA INDONESIA Tbk.
Period March 31, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy

Owners :

- PT Sari Dasa Karsa	:	73,83%
- Others		6,17%
- Public	:	20,00%
Total	:	100.00%

Jakarta, May 23, 2001
PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

MEDIA INDONESIA

Rabu, 23 Mei 2001.

(1)

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

NERACA KONSOLIDASI
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	31 Maret 2001	31 Maret 2000
	AKTIVA		
1.	Kas	76.310	79.924
2.	Giro Bank Indonesia	511.833	435.562
3.	Giro pada bank lain		
	a. Rupiah	3.537	4.820
	b. Valuta asing	123.632	57.063
4.	Penempatan pada bank lain		
	a. Rupiah	65.263	1.505
	b. Valuta asing	1.201.200	610.995
	PPAP - Penempatan pada bank lain -/-	(21.049)	(10.447)
5.	Surat Berharga yang Dimiliki		
	a. Rupiah	6.900.532	7.158.143
	b. Valuta asing	252.445	196.631
	PPAP - Surat berharga yang dimiliki -/-	(1.257)	(1.503)
6.	Obligasi Pemerintah	0	0
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	0
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	0
8.	Tagihan Derivatif	155.718	0
	PPAP - Tagihan Derivatif -/-	(1.558)	0
9.	Kredit yang diberikan	0	0
	a. Rupiah		
	- pihak terkait dengan bank	13.390	16.706
	- pihak lain	1.875.548	945.766
	b. Valuta asing		
	- pihak terkait dengan bank	0	0
	- pihak lain	140.338	106.358
	PPAP - Kredit yang diberikan -/-	(91.894)	(94.754)
10.	Tagihan Akseptasi	10.646	13.638
	PPAP - Tagihan Akseptasi -/-	(107)	0
11.	Penyertaan	7.889	7.889
	PPAP - Penyertaan -/-	(79)	(154)
12.	Pendapatan yang masih akan diterima	35.173	7.085
13.	Biaya dibayar dimuka	17.784	15.832
14.	Uang Muka Pajak	70.197	8.416
15.	Aktiva Pajak Tangguhan	0	0
16.	Aktiva Tetap	228.118	169.679
	Akumulasi Penyusutan Aktiva Tetap -/-	(85.509)	(62.667)
17.	Aktiva Sewa Guna	0	0
	Akumulasi penyusutan aktiva sewa guna usaha -/-	0	0
18.	Agunan yang diambil alih	78.845	92.648
19.	Aktiva lain-lain	113.220	79.781
	TOTAL AKTIVA	**11.680.165**	**9.838.916**
	PASIVA		
1.	Giro		
	a. Rupiah	1.644.998	1.471.242
	b. Valuta asing	1.301.566	718.485
2.	Kewajiban segera lainnya	156.194	209.724
3.	Tabungan	3.826.399	3.719.161
4.	Deposito Berjangka		
	a. Rupiah		
	- pihak terkait dengan bank	38.049	42.225
	- pihak lain	3.113.501	2.644.362
	b. Valuta asing		
	- pihak terkait dengan bank	31.002	24.212
	- pihak lain	393.843	280.567
5.	Sertifikat deposito		
	a. Rupiah	29	42
	b. Valuta asing	0	0
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	0
7.	Kewajiban Derivatif	155.718	0
8.	Kewajiban Akseptasi	10.646	13.638
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	0
	- pihak lain	57.064	63.400
	b. Valuta asing		
	- pihak terkait dengan bank	0	0
	- pihak lain	21.811	0
11.	Kewajiban Sewa Guna Usaha	0	0
12.	Beban bunga yang masih harus dibayar	26.436	18.246
13.	Taksiran pajak penghasilan	0	0
14.	Kewajiban lain-lain	112.116	96.000
15.	Pinjaman Subordinasi	0	0
16.	Modal Pinjaman	0	0
17.	Hak Minoritas	0	0
18.	Ekuitas		
	Modal saham dengan nilai nominal Rp 500.- setiap saham:		
	a. Modal dasar : 1.800.000.000 saham		
	b. Modal ditempatkan dan disetor : 970.000.000 saham pada akhir Maret tahun 2001 dan 470.000.000 saham pada akhir Maret tahun 2000	485.000	235.000
	c. Tambahan modal disetor - bersih	23.567	0
	d. Modal sumbangan	0	0
	e. Selisih penjabaran laporan keuangan	0	0
	f. Selisih penilaian kembali aktiva tetap	0	0
	g. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	h. Keuntungan (kerugian) yang belum direalisasi akibat kenaikan (penurunan) harga pasar surat-surat berharga yang tersedia untuk dijual	0	[illegible]
	i. Saldo laba (rugi)	[illegible]	[illegible]
	TOTAL PASIVA	11.680.165	9.838.916

2

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 31 Maret 2001 dan 2000.

(dalam jutaan rupiah)

No.	POS-POS	31 Maret 2001	31 Maret 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan bunga		
	1.1. Hasil bunga		
	a. Rupiah	337.544	249.04
	b. Valuta asing	19.199	15.66
	1.2. Provisi dan komisi		
	a. Rupiah	5.001	3.35
	b. Valuta asing	98	4
	JUMLAH PENDAPATAN BUNGA	361.842	268.11
2.	Beban bunga		
	2.1. Beban bunga		
	a. Rupiah	225.224	169.35
	b. Valuta asing	17.184	10.88
	2.2. Beban Lainnya	690	62
	JUMLAH BEBAN BUNGA -/-	243.098	180.86
	PENDAPATAN BUNGA BERSIH	118.744	87.25
3.	Pendapatan operasional lainnya		
	3.1. Provisi, komisi, fee	1.619	3.44
	3.2. Pendapatan transaksi valuta asing	3.965	58.11
	3.3. Lainnya	12.332	14.36
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	17.916	75.92
4.	Beban Operasional Lainnya		
	4.1. Beban Administrasi dan Umum	36.267	31.22
	4.2. Beban Personalia	41.429	32.41
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	13.800	24.00
	4.4. Beban lainnya	8.530	50.93
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	100.026	138.56
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	36.634	24.60
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	12.489	2.15
6.	Beban Non Operasional	544	44
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	11.945	1.71
7.	PENDAPATAN/BEBAN LUAR BIASA		
8.	Laba/rugi sebelum pajak penghasilan	48.579	26.31
9.	Taksiran pajak penghasilan -/-	0	
10.	LABA/RUGI TAHUN BERJALAN	48.579	26.31
11.	Hak minoritas -/-	0	
12.	Saldo laba (rugi) awal tahun	239.867	282.51
13.	Dividen	0	
14.	SALDO LABA (RUGI) AKHIR PERIODE	288.446	308.83
15.	LABA BERSIH PER SAHAM (dalam Rupiah penuh)	50	5

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupiah)

POS-POS	31 Maret 2001	31 Maret 2000
KOMITMEN		
Tagihan Komitmen		
1. Fasilitas pinjaman yang diterima dan belum digunakan		
a. Rupiah	0	0
b. Valuta asing	0	0
2. Pembelian valuta asing berjangka	0	48.718
3. Pembelian valuta asing tunai yang belum diselesaikan	52.000	308.251
4. Lainnya	0	0
Jumlah Tagihan Komitmen	52.000	356.969
Kewajiban Komitmen		
1. Fasilitas kredit kepada nasabah yang belum ditarik		
a. Rupiah	1.165.473	977.288
b. Valuta asing	0	37.438
2. Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	73.903	53.765
3. Penjualan valuta asing berjangka	0	46.540
4. Penjualan valuta asing tunai yang belum diselesaikan	24.960	274.471
5. Lainnya	0	0
Jumlah Kewajiban Komitmen	1.264.336	1.389.502
JUMLAH KOMITMEN BERSIH	(1.212.336)	(1.032.533)
KONTINJENSI		
Tagihan Kontinjensi		
1. Garansi dari bank lain		
a. Rupiah	0	0
b. Valuta asing	0	0
2. Pembelian opsi valuta asing	0	0
3. Pendapatan bunga dalam penyelesaian		
a. Rupiah	1.326	2.287
b. Valuta asing	0	0
4. Lainnya	0	0
Jumlah Tagihan Kontinjensi	1.326	2.287
Kewajiban Kontinjensi		
1. Garansi yang diberikan		
a. Bank garansi		
- Rupiah	71.200	56.113
- Valuta asing	5.508	2.581
b. Akseptasi atau endosemen surat berharga	0	0
c. Lainnya	8.390	5.829
2. Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3. Penjualan opsi valuta asing	0	0
4. Lainnya	143	0
Jumlah Kewajiban Kontinjensi	85.241	64.523
JUMLAH KONTINJENSI BERSIH	(83.915)	(62.236)

(4)

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 31 Maret 2001						Per 31 Maret 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada Bank Lain	2.104.849	0	0	0	0	2.104.849	860.095	0	0	0	1.500	861.595
2.	Surat-surat berharga	6.441.761	0	0	0	0	6.441.761	7.167.564	0	0	0	0	7.167.564
3.	Kredit yang diberikan	1.925.199	46.443	7.473	3.102	47.059	2.029.276	941.168	20.508	10.043	33.461	63.650	1.068.830
	a. Pihak terkait dengan bank												
	- kredit properti	1.826	0	0	0	0	1.826	1.491	0	0	0	0	1.491
	- kredit yang direstrukturisasi	0	0	1.220	0	0	1.220	0	0	0	0	0	0
	b. Pihak lain												
	- kredit properti	78..156	716	1.447	113	6.701	87.133	31.691	3.109	3.189	38	7.878	45.905
	- kredit yang direstrukturisasi	3.350	27.999	193	0	0	31.542	6.934	2.711	0	29.893	0	39.538
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	166.983	0	0	0	0	166.983	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi	149.397	434	385	0	395	150.611	178.178	0	0	0	288	178.466
	JUMLAH	10.796.078	46.877	7.858	3.102	47.454	10.901.369	9.154.894	20.508	10.043	33.461	65.438	9.284.344
7.	PPAP yang wajib dibentuk	44.800	2.344	326	198	25.160	72.828	20.405	1.025	525	14.176	35.100	71.231
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						23,54%						25,42%
9.	Total Kredit Usaha Kecil						522.595						311.282
10.	Total Antar Bank Pasiva						285.918						184.462

Catatan :

1. Laporan Keuangan ini Tidak Diaudit.
2. Penyajian Laporan Keuangan ini disusun sesuai Surat Edaran Bank Indonesia No. 3/5 UPPB tanggal 9 Juni 1998 dan Surat Edaran Bank Indonesia No. 31/15 UPPB tanggal 31 Desember 1998 serta Surat Bank Indonesia No. 3/148 DPNP IDPnP tanggal [illegible] April 2001 mengenai Laporan Keuangan Triwulan dan Laporan Keuangan Publikasi [illegible] Keputusan Badan Pengawas Pasar Modal BAPEPAM No. KEP-06/PM/[illegible] tanggal 10 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. [illegible] Maret 2001 USD 1 = Rp [illegible] dan 31 Maret 2000 USD 1 = Rp 7.5[illegible].

PENGURUS BANK

Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy

PEMILIK BANK

PT Sari Dasa Karsa	73,83%
Masyarakat	20,00%
Lainnya	6,17%
TOTAL	100,00%

Jakarta, 23 Mei 2001
PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 6

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all Shareholders that Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting have been held on May 25, 2001 at The Regent Hotel, Jalan H.R. Rasuna Said Kav. B-4, Jakarta Selatan. The Meeting has resolved the following :

I. Annual General Shareholders Meeting :

1. **1st Agenda :**
Approves the Bank's Annual Report for year ended December 31, 2000 and t release the Board of Directors from their actions done during the said year a long as they are stated on the Bank's Annual Report.

2. **2nd Agenda :**
Approves the use of the Bank's year 2000 profit of Rp.101,523,426,131 for tl following :
   a. Rp.8,000,000,000 would be reserved in line with the Limited Compan) Regulation paragraph 61
   b. Rp.31,040,000,000 would be distributed to the Bank's 970,000,000 shar that have been fully paid up or Rp.32,-/share. Schedule of distribution wo be explained later in this letter
   c. Rp.62,483,426,131 would be booked as profit

3. **3rd Agenda :**
Approves the appointment of Public Accountant Siddharta Siddharta & Harsc who would conduct audit on the Bank's 2001 financial statement and to give authority to Board of Directors in deciding the fee to be paid to the Pul Accountant and if the agreement on both sides could not reach into a resoluti then the Board of Directors have the authority to appoint other Pul Accountant.

4. **4th Agenda :**
To dismiss and reappoint the existing members of the Board of Directors appoint Mr. Safrullah Hadi Saleh as the new member of the Board of Direct In that case, the management of PT Bank Buana Indonesia Tbk. would b follows:

President Director	:	Jimmy Henricus Kurniawan Laihad
Managing Director	:	Kamaruddin
Managing Director	:	Aris Janasutanta Sutirto
Managing Director	:	Eddy Muljanto
Managing Director	:	Pardi Kendy
Managing Director	:	Safrullah Hadi Saleh

5. **5th Agenda :**
To dismiss and reappoint the existing member of the Board Commissioners and appoint Mr. Wimpie Wirja Surja as the new member of the Board Commissioners. In that case, the member of the Board of Commissioners of PT Bank Buana Indonesia Tbk. would be as follows :

Chairman	:	Raden Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja

Mr. Raden Rachmad and Mr. Wimpie Wirja Surja has been appointed to be the member of the Independent Commissioner as well.

6. **6th Agenda :**
Gives an authority to PT Sari Dasa Karsa as the majority Shareholder to set th honorarium amount and other benefits given to the member of the Board o Commissioners

7. **7th Agenda :**
Gives an authority to the Board of Commissioners to set the job function as we as salary and other benefits given to each member of the Board of Directors

II. Extraordinary
Approves the amendment of the Bank's Article of Association on paragraph section 3 and 7, paragraph 14 section 4 and 8, and paragraph 24 section 2.a

Gives consent to give an authority with substitution right to the Board of Directors state this result of the Shareholders Meeting in the Notary's Deed and report it to Minister of Justice and register it at the related institutions.

Regulation of cash dividends distribution is as follows :

A. Schedule of Cash Dividends :
   1. Shareholders who have the right to get cash dividends are th who are listed on the Shareholders List of June 21, 2001 at 4 PM based on certain regulation
   2. Payment of cash dividends would be started on July 5, 2001

B. Regulation of Dividends Distribution:
   1. Payment to Non Scriptless Shareholders would be done in Ba Transfer
   2. Shareholders whose names are registered at KSEI would be through KSEI
   3. Cash dividends would be taxed based on the applied tax regula

Jakarta, May 28, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 7

BALANCE SHEET
PT. BANK BUANA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	ASSETS		
1.	Cash	85,989	76,214
2.	Demand Deposito at Bank Indonesia	508,655	455,709
3.	Demand Deposits at Other Bank		
	a. Rupiahs	4,496	2,913
	b. Foreign Currencies	122,902	44,257
4.	Placement at Other Bank		
	a. Rupiahs	41,737	0
	b. Foreign Currencies	926,640	672,595
	Allowance for placement at Other Bank -/-	(20,483)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,979,049	7,168,039
	b. Foreign Currencies	465,032	259,614
	Allowance for Securities Held -/-	(1,651)	(1,503)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	242,953	0
	allowance for Derivative Assets -/-	(2,430)	0
9.	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	14,875	16,585
	- Others Parties	2,130,355	1,207,520
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	137,890	125,093
	Allowance for Credit Extended (Loan) -/-	(85,278)	(99,643)
10.	Acceptance Assets	13,272	31,338
	Allowance for Acceptance Assets -/-	(133)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(154)
12.	Deferred Income	25,332	13,436
13.	Prepaid Expenses	10,295	8,290
14.	Prepaid Taxes	27,054	13,678
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	253,883	176,179
	Accumulated Depreciation of fixed Assets -/-	(92,528)	(66,337)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	42,287	84,763
19.	Other Assets	93,816	143,409
	Total Assets	**11,931,819**	**10,329,437**

BALANCE SHEET
PT. BANK BUANA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,698,798	1,504,214
	b. Foreign Currencies	1,137,248	787,731
2.	Other Current Liabilities	314,801	300,535
3.	Saving Deposits	3,811,162	3,810,500
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	60,064	48,422
	- Others Parties	3,207,414	2,658,321
	b. Foreign Currencies		
	- Connected Parties	19,845	3,015
	- Others Parties	424,470	361,816
5.	Certificates of Deposit		
	a. Rupiahs	20	30
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	242,953	0
8.	Acceptance Liabilitlies	13,272	31,338
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	57,064	63,400
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	7,040	30,509
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,497	8,750
13.	Income Tax Assessment	0	0
14.	Other Liabilities	140,675	195,720
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	388,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	268,149	143,356
	Total LIABILITIES AND EQUITY	**11,931,819**	**10,329,437**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of June 30, 2001 USD1 = Rp11,440.- and June 30, 2000 USD1 = Rp8,735.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	697,286	488,459
	b. Foreign Currencies	48,513	35,748
	1.2. Provisions and Commisions		
	a. Rupiahs	10,748	7,609
	b. Foreign Currencies	210	88
	Total Interest Revenue	**756,757**	**531,904**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	454,497	338,548
	b. Foreign Currencies	33,311	24,825
	2.2. Provisions & Commisions	3,293	1,164
	Total Interest Expense	**491,101**	**364,537**
	Net Interest Income	**265,656**	**167,367**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	3,679	7,573
	3.2. Revenues On Foreign Exchange	9,536	203,094
	3.3. Other Revenues	48,895	22,180
	Total Other Operating Revenues	**62,110**	**232,847**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	79,781	67,013
	4.2. Personel Expenses	103,769	63,106
	4.3. Net Charge of Losses in Earning Assets	45,800	24,000
	4.4. Others Expenses	12,940	197,735
	Total Other Operating Expenses	**242,290**	**351,854**
	Net Operating Revenue/Expenses	**85,476**	**48,360**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	19,613	3,148
6.	Non Operating Expense	872	666
	Net Non Operating Revenue/Exepense	**18,741**	**2,482**
7.	Extraodinary Gain/Loss		
8.	Profit/Loss before Income Tax	104,217	50,842
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**104,217**	**50,842**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	194,972	92,514
13.	Dividend -/-	31,040	0
14.	**Retained Earnings at End of Period**	**268,149**	**143,356**
15.	**Earnings (Net Income) per Share**	**107.44**	**93.18**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	0	63,438
3.	Unsettles Spot Foreign Exchange Purchase Contracts	56,628	61,145
4.	Others	0	0
	Total Commitments Claims/Receivable	**56,628**	**124,583**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,250,959	1,059,981
	b. Foreign Currencies	0	42,752
2.	Outstanding Irrevocable Trade L/C	55,521	89,134
3.	Forward foreign Exchange sales contracts	0	63,408
4.	Unsettles Spot Foreign Exchange Sales Contracts	19,665	6,115
5.	Others	0	0
	Total Commitments Liabilities	**1,326,145**	**1,261,390**
	Total NET COMMITMENTS	**(1,269,517)**	**(1,136,807)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	513	2,256
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**513**	**2,256**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	77,988	61,573
	- Foreign Currencies	4,616	4,413
	b. Others	5	7,357
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	11,121	0
	Total Liabilities Contingencies	**93,730**	**73,343**
	TOTAL NET CONTINGENCIES	(93,217)	(71,087)

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per June 30, 2001 and 2000

(in million Rupiah)

1.	**Interbank Placements**	2,308,493	0	0	0	0	2,308,493	965,756	0	0	0	1,500	967,256
2.	**Securities**	6,473,012	0	0	0	0	6,473,012	7,180,775	0	0	0	0	7,180,775
3.	**Loans to Third Parties**	2,153,850	74,359	8,576	1,872	44,463	2,283,120	1,226,742	16,414	9,265	33,489	61,771	1,347,681
	a. Connected(Related)Parties												
	- Property Loans	1,946	0	0	0	0	1,946	1,441	0	0	0	0	1,441
	- Restructured Loans	0	0	0	0	0	0	0	0	0	0	0	0
	b. Other Parties												
	- Property Loans	86,257	894	2,110	26	6,606	95,893	49,203	2,570	2,643	37	8,058	62,511
	- Restructured Loans	3,900	27,909	1,522	0	0	33,331	5,617	2,596	277	32,258	0	40,748
4.	**Equity Participation**												
	a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	**Ohther Claims to Third Parties**	14,576	0	0	0	0	14,576	0	0	0	0	0	0
6.	**Commitments and contigencies to Third Parties**	137,373	320	0	0	435	138,128	256,891	0	0	0	332	257,223
	TOTAL	11,095,193	74,679	8,576	1,872	44,898	11,225,218	9,638,053	16,414	9,265	33,489	63,603	9,760,824
7.	**Compulsory Allowance for Earning Losses**	47,697	3,734	235	214	29,311	81,191	25,209	821	340	14,991	38,400	79,761
8.	**Capital Adequacy Ratio**						20.56%						35.96%
9.	**Total Small Scale Bussiness Credit**						712,292						390,011
10.	**Total Interbank Liabilities**						526,621						354,061

PT BANK BUANA INDONESIA Tbk.
Period June 30, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy

Owners :

- PT Sari Dasa Karsa	:	73,83%
- Others	:	6,17%
- Publik		20,00%
Total	:	100.00%

Jakarta, August 23, 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP.: (021) 6330[illegible]85, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

NERACA KONSOLIDASI
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan ru

No.	POS - POS	30 Juni 2001	30 Juni 2000
	AKTIVA		
1.	Kas	85.989	76.2
2.	Giro Bank Indonesia	508.655	455.7
3.	Giro pada bank lain		
	a. Rupiah	4.496	2.9
	b. Valuta asing	122.902	44.2
4.	Penempatan pada bank lain		
	a. Rupiah	41.737	
	b. Valuta asing	926.640	672.5
	PPAP - Penempatan pada bank lain -/-	(20.483)	(10.4
5.	Surat berharga yang Dimiliki		
	a. Rupiah	6.979.049	7.168.0
	b. Valuta asing	465.032	259.6
	PPAP - Surat berharga yang dimiliki -/-	(1.651)	(1.5
6.	Obligasi Pemerintah	0	
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	
	PPAP-Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	
8.	Tagihan Derivatif	242.953	
	PPAP-Tagihan Derivatif -/-	(2.430)	
9.	Kredit yang diberikan		
	a. Rupiah		
	- pihak terkait dengan bank	14.875	16.5
	- pihak lain	2.130.355	1.207.5
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	137.890	125.0
	PPAP - Kredit yang diberikan -/-	(85.278)	(99.6
10.	Tagihan Akseptasi	13.272	31.3
	PPAP - Tagihan Akseptasi -/-	(133)	
11.	Penyertaan	7.889	7.8
	PPAP - Penyertaan -/-	(79)	(1
12.	Pendapatan yang masih akan diterima	25.332	13.4
13.	Biaya dibayar dimuka	10.295	8.2
14.	Uang Muka Pajak	27.054	13.6
15.	Aktiva Pajak Tangguhan	0	
16.	Aktiva Tetap	253.883	176.1
	Akumulasi Penyusutan Aktiva Tetap -/-	(92.528)	(66.3
17.	Aktiva Sewa Guna Usaha	0	
	Akumulasi penyusutan aktiva sewa guna usaha -/-	0	
18.	Agunan yang diambil alih	42.287	84.7
19.	Aktiva lain-lain	93.816	143.4
	TOTAL AKTIVA	**11.931.819**	**10.329.43**
	PASIVA		
1.	Giro		
	a. Rupiah	1.698.798	1.504.21
	b. Valuta asing	1.137.248	787.73
2.	Kewajiban segera lainnya	314.801	300.53
3.	Tabungan	3.811.162	3.810.50
4.	Deposito Berjangka		
	a. Rupiah		
	- pihak terkait dengan bank	60.064	48.42
	- pihak lain	3.207.414	2.658.32
	b. Valuta asing		
	- pihak terkait dengan bank	19.845	3.01
	- pihak lain	424.470	361.81
5.	Sertifikat deposito		
	a. Rupiah	20	3
	b. Valuta asing	0	
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	
7.	Kewajiban Derivatif	242.953	
8.	Kewajiban Akseptasi	13.272	31.33
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	
	b. Valuta asing	0	
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	
	- pihak lain	57.064	63.40
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	7.040	30.50
11.	Kewajiban Sewa Guna Usaha	0	
12.	Beban bunga yang masih harus dibayar	26.497	8.75
13.	Taksiran pajak penghasilan	0	
14.	Kewajiban lain-lain	140.675	195.72
15.	Pinjaman Subordinasi	0	
16.	Modal Pinjaman	0	
17.	Hak Minoritas	0	
18.	Ekuitas		
	Modal saham dengan nilai nominal Rp 500,- setiap saham :		
	a. Modal dasar : 1.800.000.000 saham		
	b. Modal ditempatkan dan disetor : 970.000.000 saham pada akhir Juni tahun 2001 dan 776.000.000 saham pada akhir Juni tahun 2000	485.000	388.00
	c. Tambahan modal disetor - bersih	23.567	
	d. Modal sumbangan	0	
	e. Selisih penjabaran laporan keuangan	0	
	f. Selisih penilaian kembali aktiva tetap	0	
	g. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.22
	h. Keuntungan (kerugian) yang belum direalisasi akibat kenaikan (penurunan) harga pasar surat-surat berharga yang tersedia untuk dijual	0	
	i. Saldo laba (rugi)	268.149	143.35
	TOTAL PASIVA	**11.931.819**	**10.329.43**

2

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 30 Juni 2001 dan 2000

(dalam jutaan rupi

No.	POS - POS	30 Juni 2001	30 Juni 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**Pendapatan bunga**		
	1.1. Hasil bunga		
	a. Rupiah	697.286	488.4
	b. Valuta asing	48.513	35.7
	1.2. Provisi dan komisi		
	a. Rupiah	10.748	7.6
	b. Valuta asing	210	[illegible]
	JUMLAH PENDAPATAN BUNGA	**756.757**	**531.9**
2.	**Beban bunga**		
	2.1. Beban bunga		
	a. Rupiah	454.497	338.5
	b. Valuta asing	33.311	24.8
	2.2. Beban Lainnya	3.293	1.1
	JUMLAH BEBAN BUNGA -/-	**491.101**	**364.5**
	PENDAPATAN BUNGA BERSIH	**265.656**	**167.3**
3.	**Pendapatan operasional lainnya**		
	3.1. Provisi, komisi, fee	3.679	7.5
	3.2. Pendapatan transaksi valuta asing	9.536	203.0
	3.3. Lainnya	48.895	22.1
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	**62.110**	**232.84**
4.	**Beban Operasional Lainnya**		
	4.1. Beban Administrasi dan Umum	79.781	67.01
	4.2. Beban Personalia	103.769	63.1
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	45.800	24.0
	4.4. Beban lainnya	12.940	197.7
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	**242.290**	**351.85**
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	**85.476**	**48.36**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	19.613	3.14
6.	Beban Non Operasional	872	66
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	**18.741**	**2.48**
7.	**PENDAPATAN/BEBAN LUAR BIASA**		
8.	Laba/rugi sebelum pajak penghasilan	104.217	50.84
9.	Taksiran pajak penghasilan -/-	0	
10.	**LABA/RUGI TAHUN BERJALAN**	**104.217**	**50.84**
11.	Hak minoritas -/-	0	
12.	Saldo laba (rugi) awal tahun	194.972	92.51
13.	Dividen -/-	31.040	
14.	**SALDO LABA (RUGI) AKHIR PERIODE**	**268.149**	**143.35**
15.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	**107,44**	**93,1**

(3)

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan rupiah

No.	POS - POS	30 Juni 2001	30 Juni 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian valuta asing berjangka	0	63.438
3.	Pembelian valuta asing tunai yang belum diselesaikan	56.628	61.145
4.	Lainnya	0	0
	Jumlah Tagihan Komitmen	**56.628**	**124.583**
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1.250.959	1.059.981
	b. Valuta asing	0	42.752
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	55.521	89.134
3.	Penjualan valuta asing berjangka	0	63.408
4.	Penjualan valuta asing tunai yang belum diselesaikan	19.665	6.115
5.	Lainnya	0	0
	Jumlah Kewajiban Komitmen	**1.326.145**	**1.261.390**
	JUMLAH KOMITMEN BERSIH	**(1.269.517)**	**(1.136.807**
	KONTINJENSI		
	Tagihan kontinjensi		
1.	Garansi dari bank lain		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian opsi valuta asing	0	0
3.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	513	2.256
	b. Valuta asing	0	0
4.	Lainnya	0	0
	Jumlah Tagihan Kontinjensi	**513**	**2.256**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	77.988	61.573
	- Valuta asing	4.616	4.413
	b. Akseptasi atau endosemen surat berharga	0	0
	c. Lainnya.	5	7.357
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3.	Penjualan opsi valuta asing	0	0
4.	Lainnya	11.121	0
	Jumlah Kewajiban Kontinjensi	**93.730**	**73.343**
	JUMLAH KONTINJENSI BERSIH	**(93.217)**	**(71.087**

4

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 30 Juni 2001 L	DPK	KL	D	M	JUMLAH	Per 30 Juni 2000 L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada Bank Lain	2.308.493	0	0	0	0	2.308.493	965.756	0	0	0	1.500	967.256
2.	Surat-surat berharga	6.473.012	0	0	0	0	6.473.012	7.180.775	0	0	0	0	7.180.775
3.	Kredit yang diberikan	2.153.850	74.359	8.576	1.872	44.463	2.283.120	1.226.742	16.414	9.265	33.489	61.771	1.347.681
	a. Pihak terkait dengan bank												
	- kredit properti	1.946	0	0	0	0	1.946	1.441	0	0	0	0	1.441
	- kredit yang direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	b. Pihak lain												
	- kredit properti	86.257	894	2.110	26	6.606	95.893	49.203	2.570	2.643	37	8.058	62.511
	- kredit yang direstrukturisasi	3.900	27.909	1.522	0	0	33.331	5.617	2.596	277	32.258	0	40.748
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	14.576	0	0	0	0	14.576	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi	137.373	320	0	0	435	138.128	256.891	0	0	0	332	257.223
	JUMLAH	11.095.193	74.679	8.576	1.872	44.898	11.225.218	9.638.053	16.414	9.265	33.489	63.603	9.760.824
7.	PPAP yang wajib dibentuk	47.697	3.734	235	214	29.311	81.191	25.209	821	340	14.991	38.400	79.761
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						20,56%						35,96%
9.	Total Kredit Usaha Kecil						712.292						390.011
10.	Total Antar Bank Pasiva						526.621						354.061

Catatan :

1. Laporan Keuangan ini Tidak Diaudit oleh Akuntan Publik.
2. Penyajian Laporan Keuangan ini disusun sesuai Surat Edaran Bank Indonesia No. 31/5/UPPB tanggal 9 Juni 1998 dan Surat Edaran Bank Indonesia No. 31/15/UPPB tanggal 31 Desember 1998 serta Surat Bank Indonesia No. 3/148/DPNP.IDPnP tanggal 20 April 2001 mengenai Laporan Keuangan Tahunan dan Laporan Keuangan Publikasi Bank Umum serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No. KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs per 30 Juni 2001 USD 1 = Rp. 11.440,- dan 30 Juni 2000 USD 1 = Rp. 8.735,-

PENGURUS BANK

Komisaris :
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
Masyarakat	:	20,00%
Lain-lain	:	6,17%
TOTAL	:	100,00%

Jakarta, 23 Agustus 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 8

PRESS RELEASE

Semester I – 2001
Bank Buana books a net profit of Rp. 67.74 billion

Jakarta, August 28, 2001

Performance of Semester I – 2001. Total assets have reached to Rp. 11.93 billion, productive assets Rp. 10.70 billion, loan distribution Rp. 2.28 trillion with loan given to small businesses reaches up to Rp. 712.29 billion or 31.20% from total loan. Third Party Funds Rp. 10.35 trillion, total equity Rp. 770.50 billion. Gross Profit Rp. 104.22 billion and with the assumption of 35% in income tax, net profit would come up at around Rp. 67.74 billion.

Good Quality of Loan. As of June 2001, total loan distribution has reached to Rp. 2.28 trillion or there is a sharp increase of Rp. 933.92 billion compares to the figure on June 2000 of Rp. 1.34 trillion. Loan distribution still focuses heavily on small-medium size of business in retail and commercial type of loan of Rp. 1.47 trillion, consumer of Rp. 288.66 billion and corporate of Rp. 517.46 billion or 64.69%, 12.64% and 22.67% respectively towards total loan distribution. Even though loan keeps on rising, the quality of loan is still maintained at a good level. Bad loans of Rp. 54.91 billion only comprises of 2.41% from total loan.

Third Party Funds. Total third party funds at the end of June 2001 of Rp. 10.35 trillion has a sharp increase of Rp. 1.18 trillion compares to the figure of June 2000 of Rp. 9/17 trillion. Composition of Current Account, Savings Account and Deposit Account are still solid, each of them comprises of 27.38%, 36.79% and 35.83% respectively. This has shown the trust and loyalty from the Customers of Bank Buana even Bank Buana has never done any promotion product aggressively. For comparison with the composition of third party funds in national banks of 23%, 22% and 55%, deposit is still very dominant.

Maintaining Net Profit. With the solid liquidity all third party funds accumulated are able to be distributed to productive assets and GWM is less than 5.25% and GWM Foreign Exchange is also less than 3.25%. Bank Buana books an interest income of Rp. 756.76 billion for Semester I – 2001 and increases to Rp. 224.86 billion compares to Semester I – 2000 of Rp. 531.90 billion. For the same period, interest expense of Rp. 491.10 billion has increased by Rp. 126.56 billion compares with the figure from the previous year of Rp. 364.54 billion. As the figure of interest income is much higher than interest expense, thus Bank Buana is able to book a positive net income of Rp. 265.66 billion or there is a rise of Rp. 167.36 billion.

Capital Adequacy Ratio (CAR). Gross profit of Rp. 104.22 billion for the first semester of 2001 causes total equity reaches to Rp. 770.50 billion. Managing Director of Bank Buana, Pardi Kendy states that after calculating risk of all assets and administrative cost in line with the regulation from Bank Indonesia, CAR of Bank Buana has reached to 20.56% or 12.56% higher than the minimum requirement set by Bank Indonesia at 8%.

With financial result achieved at semester I – 2001 and the support from all, Bank Buana is very optimistic that financial projection for 2001 of total assets of Rp. 11.95 trillion, loan distribution of Rp. 2.76 trillion and third party funds of Rp. 10.38 trillion and net profit of Rp. 118.24 billion could be attained.

Bank Buana's Customer base is always on the small-medium scale of businesses, the process of integration of 150 offices using IBM AS/400 series 830 with ICBS technology enables Bank Buana to improve its efficiency and effectiveness thus produce high fee based income.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 9

BALANCE SHEET
PT. BANK BUANA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(In million Rupiah)

	[illegible]	[illegible]	[illegible]
	ASSETS		
1.	Cash	91,216	84,590
2.	Demand Deposito at Bank Indonesia	502,388	461,705
3.	Demand Deposits at Other Bank		
	a. Rupiahs	4,044	3,600
	b. Foreign Currencies	138,672	95,577
4.	Placement at Other Bank		
	a. Rupiahs	66,600	3,264
	b. Foreign Currencies	691,763	715,570
	Allowance for placement at Other Bank -/-	(18,096)	(11,712)
5.	Securities Held		
	a. Rupiahs	6,871,828	7,016,443
	b. Foreign Currencies	440,950	213,809
	Allowance for Securities Held -/-	(1,545)	(678)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	455	0
	allowance for Derivative Assets -/-	(5)	0
9.	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	17,534	20,672
	- Others Parties	2,371,143	1,412,097
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	108,261	123,688
	Allowance for Credit Extended (Loan) -/-	(132,670)	(104,501)
10.	Acceptance Assets	9,631	18,322
	Allowance for Acceptance Assets -/-	(96)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(79)
12.	Deferred Income	43,104	10,228
13.	Prepaid Expenses	14,571	16,250
14.	Prepaid Taxes	43,334	21,213
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	285,622	184,196
	Accumulated Depreciation of fixed Assets -/-	(101,585)	(70,471)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	26,745	82,390
19.	Other Assets	87,057	130,849
	Total Assets	**11,568,731**	**10,434,911**

BALANCE SHEET
PT. BANK BUANA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	[illegible]	[illegible]	[illegible]
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,808,483	1,570,572
	b. Foreign Currencies	976,968	796,287
2.	Other Current Liabilities	147,933	110,907
3.	Saving Deposits	3,824,990	3,923,071
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	31,661	44,531
	- Others Parties	3,299,832	2,712,156
	b. Foreign Currencies		
	- Connected Parties	16,844	29,160
	- Others Parties	360,590	320,427
5.	Certificates of Deposit		
	a. Rupiahs	19	30
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	267	0
8.	Acceptance Liabilitlies	9,631	18,322
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	54,343	60,678
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	23,503	0
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,891	17,953
13.	Income Tax Assessment	0	0
14.	Other Liabilities	144,198	141,239
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	340,231	187,231
	Total LIABILITIES AND EQUITY	**11,568,731**	**10,434,911**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of September 30, 2001 USD1 = Rp9,675.- and September 30, 2000 USD1 = Rp8,780.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,091,368	770,082
	b. Foreign Currencies	63,628	53,472
	1.2. Provisions and Commisions		
	a. Rupiahs	17,065	11,916
	b. Foreign Currencies	334	220
	Total Interest Revenue	**1,172,395**	**835,690**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	696,041	523,710
	b. Foreign Currencies	45,133	40,270
	2.2. Provisions & Commisions	3,975	1,358
	Total Interest Expense	**745,149**	**565,338**
	Net Interest Income	**427,246**	**270,352**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	5,707	215
	3.2. Revenues On Foreign Exchange	22,886	383,894
	3.3. Other Revenues	73,876	52,541
	Total Other Operating Revenues	**102,469**	**436,650**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	123,197	105,656
	4.2. Personel Expenses	139,884	99,592
	4.3. Net Charge of Losses in Earning Assets	85,800	24,000
	4.4. Others Expenses	21,856	378,401
	Total Other Operating Expenses	**370,737**	**607,649**
	Net Operating Revenue/Expenses	**158,978**	**99,353**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	19,544	4,214
6.	Non Operating Expense	1,288	8,850
	Net Non Operating Revenue/Exepense	**18,256**	**(4,636)**
7.	Extraodinary Gain/Loss	0	0
8.	Profit/Loss before Income Tax	177,234	94,717
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**177,234**	**94,717**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	162,997	92,514
13.	Dividend -/-	0	0
14.	**Retained Earnings at End of Period**	**340,231**	**187,231**
15.	**Earnings (Net Income) per Share**	**182.72**	**141.13**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(In million Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	18,981	38,922
3.	Unsettles Spot Foreign Exchange Purchase Contracts	53,213	32,925
4.	Others	0	0
	Total Commitments Claims/Receivable	**72,194**	**71,847**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,360,452	1,107,112
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	59,961	72,090
3.	Forward foreign Exchange sales contracts	38,593	38,780
4.	Unsettles Spot Foreign Exchange Sales Contracts	47,408	26,340
5.	Others	0	0
	Total Commitments Liabilities	**1,506,414**	**1,244,322**
	Total NET COMMITMENTS	**(1,434,220)**	**(1,172,475)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	591	2,144
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**591**	**2,144**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	79,923	71,232
	- Foreign Currencies	6,377	5,956
	b. Others	350	0
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	9,187	12,367
	Total Liabilities Contingencies	**95,837**	**89,555**
	TOTAL NET CONTINGENCIES	**(95,246)**	**(87,411)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000

(In million Rupiah)

1.	**Interbank Placements**	901,079	0	0	0	0	901,079	818,011	0	0	0	0	818,011
2.	**Securities**	7,312,778	0	0	0	0	7,312,778	7,230,252	0	0	0	0	7,230,252
3.	**Loans to Third Parties**												
	a. Connected(Related)Parties												
	- Property Loans	2,217	0	0	0	0	2,217	1,575	0	0	0	0	1,575
	- Restructured Loans	0	0	0	0	0	0	0	0	0	0	0	0
	- Others	15,317	0	0	0	0	15,317	19,097	0	0	0	0	19,097
	b. Other Parties												
	- Property Loans	95,721	1,623	707	0	6,562	104,613	72,151	835	1,344	222	8,290	82,842
	- Restructured Loans	2,868	20,414	3,480	0	0	26,762	4,255	31,966	0	0	0	36,221
	- Others	2,289,299	14,826	6,349	1,420	36,135	2,348,029	1,342,545	14,556	7,002	2,056	50,563	1,416,722
4.	**Equity Participation**												
	a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	
5.	**Ohther Claims to Third Parties**	10,086	0	0	0	0	10,086	18,322	0	0	0	0	18,322
6.	**Commitments and contigencies to Third Parties**	193,652	0	0	0	367	194,019	187,408	650	0	0	420	188,478
	TOTAL	10,830,906	36,863	10,536	1,420	43,064	10,922,789	9,701,505	48,007	8,346	2,278	59,273	9,819,409
7.	**Compulsory Allowance for Earning Losses**	45,816	1,833	568	259	28,836	77,312	28,504	2,369	266	595	35,795	67,529
8.	**Capital Adequacy Ratio**						20.40%						38.10%
9.	**Total Small Scale Bussiness Credit**						731,649						480,029
10.	**Total Interbank Liabilities**						148,430						119,015

PT BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy
- Director :	Safrullah Hadi Saleh *

* since October 2001

Owners

- PT Sari Dasa Karsa	:	73,83%
- Others		6,17%
- Public	:	20,00%
Total	:	100.00%

Jakarta, November 22, 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

i

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

NERACA
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah

No.	POS-POS	30 September 2001	30 September 2000
	AKTIVA		
1.	Kas	91.216	84.59
2.	Giro Bank Indonesia	502.388	461.70
3.	Giro pada bank lain		
	a. Rupiah	4.044	3.60
	b. Valuta asing	138.672	95.57
4.	Penempatan pada bank lain		
	a. Rupiah	66.600	3.26
	b. Valuta asing	691.763	715.57
	PPAP - Penempatan pada bank lain -/-	(18.096)	(11.71
5.	Surat Berharga yang Dimiliki		
	a. Rupiah	6.871.828	7.016.44
	b. Valuta asing	440.950	213.80
	PPAP - Surat Berharga yang Dimiliki -/-	(1.545)	(67
6.	Obligasi Pemerintah	0	
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	
8.	Tagihan Derivatif	455	
	PPAP - Tagihan Derivatif -/-	(5)	
9.	[illegible] yang diberikan		
	a. Rupiah		
	- pihak terkait dengan bank	17.534	20.67
	- pihak lain	2.371.143	1.412.09
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	108.261	123.68
	PPAP - Kredit yang diberikan -/-	(132.670)	(104.50
10.	Tagihan Akseptasi	9.631	18.32
	PPAP - Tagihan Akseptasi -/-	(96)	
11.	Penyertaan	7.889	7.88
	PPAP - Penyertaan -/-	(79)	(7
12.	Pendapatan yang masih akan diterima	43.104	10.22
13.	Biaya dibayar dimuka	14.571	16.25
14.	Uang Muka Pajak	43.334	21.21
15.	Aktiva Pajak Tangguhan	0	
16.	Aktiva Tetap	285.622	184.19
	Akumulasi Penyusutan Aktiva Tetap -/-	(101.585)	(70.47
17.	Aktiva Sewa Guna Usaha	0	
	Akumulasi Penyusutan Aktiva Sewa Guna Usaha -/-	0	
18.	Agunan yang diambil alih	26.745	82.39
19.	Aktiva lain-lain	87.057	130.84
	TOTAL AKTIVA	**11.568.731**	**10.434.91**
	PASIVA		
1.	Giro		
	a. Rupiah	1.808.483	1.570.57
	b. Valuta asing	976.968	796.28
2.	Kewajiban segera lainnya	147.933	110.90
3.	Tabungan	3.824.990	3.923.07
4.	Deposito Berjangka		
	a. Rupiah		
	- pihak terkait dengan bank	31.661	44.53
	- pihak lain	3.299.832	2.712.15
	b. Valuta asing		
	- pihak terkait dengan bank	16.844	29.16
	- pihak lain	360.590	320.42
5.	Sertifikat Deposito		
	a. Rupiah	19	3
	b. Valuta asing	0	
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	
7.	Kewajiban Derivatif	267	
8.	Kewajiban Akseptasi	9.631	18.32
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	
	b. Valuta asing	0	
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	
	- pihak lain	54.343	60.67
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	23.503	
11.	Kewajiban Sewa Guna Usaha	0	
12.	Beban bunga yang masih harus dibayar	26.891	17.95
13.	Taksiran pajak penghasilan	0	
14.	Kewajiban lain-lain	144.198	141.23
15.	Pinjaman Subordinasi	0	
16.	Modal Pinjaman	0	
17.	Hak Minoritas	0	
18.	Ekuitas		
	- Modal disetor	485.000	485.00
	- Agio (disagio)	23.567	23.56
	- Modal sumbangan	0	
	- Selisih penjabaran laporan keuangan	0	
	- Selisih penilaian kembali aktiva tetap	0	
	- Laba (rugi) belum direalisasi dari surat berharga	0	
	- Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.22
	- Saldo laba (rugi)	340.231	187.23
	TOTAL PASIVA	**11.568.731**	**10.434.91**

2

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 30 September 2001 dan 2000 (dalam jutaan rupiah)

No.	POS-POS	30 September 2001	30 September 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**PENDAPATAN BUNGA**		
	1.1. Hasil bunga		
	a. Rupiah	1.091.368	770.082
	b. Valuta asing	63.628	53.472
	1.2. Provisi dan komisi		
	a. Rupiah	17.065	11.916
	b. Valuta asing	334	220
	JUMLAH PENDAPATAN BUNGA	**1.172.395**	**835.690**
2.	**BEBAN BUNGA**		
	2.1. Beban bunga		
	a. Rupiah	696.041	523.710
	b. Valuta asing	45.133	40.270
	2.2. Beban Lainnya	3.975	1.358
	JUMLAH BEBAN BUNGA -/-	**745.149**	**565.338**
	PENDAPATAN BUNGA BERSIH	**427.246**	**270.352**
3.	**PENDAPATAN OPERASIONAL LAINNYA**		
	3.1. Provisi, komisi, fee	5.707	215
	3.2. Pendapatan transaksi valuta asing	22.886	383.894
	3.3. Lainnya	73.876	52.541
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	**102.469**	**436.650**
4.	**BEBAN OPERASIONAL LAINNYA**		
	4.1. Beban Administrasi dan Umum	123.197	105.656
	4.2. Beban Personalia	139.884	99.592
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	85.800	24.000
	4.4. Beban lainnya	21.856	378.401
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	**370.737**	**607.649**
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	**158.978**	**99.353**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	19.544	4.214
6.	Beban Non Operasional	1.288	8.850
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	**18.256**	**(4.636)**
7.	Pendapatan/Beban Luar Biasa	0	0
8.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	177.234	94.717
9.	Taksiran pajak penghasilan -/-	0	0
10.	**LABA/RUGI TAHUN BERJALAN**	**177.234**	**94.717**
11.	**HAK MINORITAS -/-**	0	0
12.	**SALDO LABA (RUGI) AWAL TAHUN**	162.997	92.514
13.	Dividen -/-	0	0
14.	**SALDO LABA (RUGI) AKHIR PERIODE**	**340.231**	**187.231**
15.	**LABA BERSIH PER SAHAM**	**182,72**	**141,13**

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	30 September 2001	30 September 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian valuta asing berjangka	18.981	38.922
3.	Pembelian valuta asing tunai yang belum diselesaikan	53.213	32.925
4.	Lainnya	0	0
	Jumlah Tagihan Komitmen	**72.194**	**71.847**
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1.360.452	1.107.112
	b. Valuta asing	0	0
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	59.961	72.090
3.	Penjualan valuta asing berjangka	38.593	38.780
4.	Penjualan valuta asing tunai yang belum diselesaikan	47.408	26.340
5.	Lainnya	0	0
	Jumlah Kewajiban Komitmen	**1.506.414**	**1.244.322**
	JUMLAH KOMITMEN BERSIH	**(1.434.220)**	**(1.172.475)**
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi dari bank lain		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian opsi valuta asing	0	0
3.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	591	2.144
	b. Valuta asing	0	0
4.	Lainnya	0	0
	Jumlah Tagihan Kontinjensi	**591**	**2.144**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	79.923	71.232
	- Valuta asing	6.377	5.956
	b. Akseptasi atau endosemen surat berharga	0	0
	c. Lainnya	350	0
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3.	Penjualan opsi valuta asing	0	0
4.	Lainnya	9.187	12.367
	Jumlah Kewajiban Kontinjensi	**95.837**	**89.555**
	JUMLAH KONTINJENSI BERSIH	**(95.246)**	**(87.411)**

4

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 30 September 2001						Per 30 September 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada bank lain	901.079	0	0	0	0	901.079	818.011	0	0	0	0	818.011
2.	Surat-surat berharga	7.312.778	0	0	0	0	7.312.778	7.230.252	0	0	0	0	7.230.252
3.	Kredit yang diberikan												
	a. Pihak terkait dengan bank												
	- kredit properti	2.217	0	0	0	0	2.217	1.575	0	0	0	0	1.575
	- kredit yang direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	- lainnya	15.317	0	0	0	0	15.317	19.097	0	0	0	0	19.097
	b. Pihak lain												
	- kredit properti	95.721	1.623	707	0	6.562	104.613	72.151	835	1.344	222	8.290	82.842
	- kredit yang direstrukturisasi	2.868	20.414	3.480	0	0	26.762	4.255	31.966	0	0	0	36.221
	- lainnya	2.289.299	14.826	6.349	1.420	36.135	2.348.029	1.342.545	14.556	7.002	2.056	50.563	1.416.722
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	10.086	0	0	0	0	10.086	18.322	0	0	0	0	18.322
6.	Komitmen dan Kontinjensi	193.652	0	0	0	367	194.019	187.408	650	0	0	420	188.478
	JUMLAH	10.830.906	36.863	10.536	1.420	43.064	10.922.789	9.701.505	48.007	8.346	2.278	59.273	9.819.409
7.	PPAP yang wajib dibentuk	45.816	1.833	568	259	28.836	77.312	28.504	2.369	266	595	35.795	67.529
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						20,40%						38,10%
9.	Total Kredit Usaha Kecil						731.649						480.029
10.	Total Antar Bank Pasiva						148.430						119.015

Catatan :

1. Laporan Keuangan ini Tidak Diaudit oleh Akuntan Publik.
2. Laporan Keuangan ini disajikan sesuai bentuk laporan yang ditetapkan pada Surat Bank Indonesia Nomor 2/315/DPNP/IDPnP tanggal 8 Nopember 2000 perihal Laporan Keuangan Publikasi Bank Umum dan Surat Bank Indonesia Nomor 3/148/DPNP/IDPnP tanggal 20 April 2001 perihal Penyajian Laporan Keuangan Publikasi posisi Maret 2001 serta Keputusan Ketua Bapepam Nomor Kep-06/PM/2000 tanggal 13 Maret 2000 mengenai perubahan Peraturan Nomor VIII.G.7 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs per tanggal 30 September 2001 USD 1 = Rp. 9.675,- dan 30 September 2000 USD 1 = Rp. 8.780,-
4. * Efektif tanggal 1 Oktober 2001.

PENGURUS BANK

Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh *

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
Masyarakat	:	20,00%
Lain-lain	:	6,17%
TOTAL	:	100,00%

Jakarta, 22 Nopember 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 10

PRESS RELEASE

Quarter III – 2001
Bank Buana books a gross profit of Rp. 177.23 billion
Jakarta, November 22, 2001

Bank Buana's Quarter III – 2001 gross profit has reached Rp. 177.23 billion or an increase of 87.11% compares to the same period the year before. With the assumption of income tax of 30%, the net profit would reach Rp. 124.06 billion.

Good Quality of Productive Asset. At the end of Quarter III-2001 total productive asset of Bank Buana reaches Rp. 10.57 trillion or a rise of Rp. 1.06 trillion. The highest increase is contributed from the loan distribution of Rp. 940.48 billion. Bad loans of 2.19% or Rp. 54.65 billion from total loan distribution Rp. 2,496.94 billion. Bank Buana's loan distribution still focuses on the small-medium scale of business in trading and industrial sector.

Third Party Funds' Composition. Both Current Account and Savings Account of 27% and 37% respectively from total third party funds are still dominant. Deposit compromises 36% from total. Bank Buana is able to achieve this success because of the trust from our Customers and the products offered are proved to be suitable with their needs. In addition, our networks of offices have enabled them to do their banking transaction easily moreover with the integrated "on line system that has just been introduced by Bank Buana.

For the last 3 quarters of 2001, Bank Buana has accumulated a high net profit of Rp. 427.24 billion or there is a boost of Rp. 156.89 billion compares to the same period the year before.

Equity. With profit accumulation for the last 3 quarters of 2001, total equity of Bank Buana has increased to Rp. 842.59 billion with CAR of 20.40%. Compares to the equity of Quarter III-2000 of Rp. 689.58 billion, the figure has risen by 22.19% or Rp. 153.01 billion.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 11

PRESS RELEASE

BANK BUANA OPENS 3 OFFICES

Jakarta, December 11, 2001

On December 10, 2001 Bank Buana has officially opened 3 new offices in Sumatera, Jambi Branch Office, Metro-Lampung Sub Branch Offices Pulo Berayan-Medan Sub Branch Office. With these 3 new offices, total offices of Bank Buana in Sumatera would be 22 offices and total of 154 offices in all over Indonesia spreads in 17 provinces.

In 1998, when many national banks have difficulties in booking profit thus make them unable to open new offices, on the contradictory, Bank Buana has able to open 7 new offices. In 1999 Bank Buana has opened another 3 offices, 9 offices in 2000 and 6 new offices in 2001.

The location of these new offices are somewhat similar to Bank Buana's other offices that are located in the center of business district, distribution and industry of medium to small scale of businesses. This strategy is in fact in line with Bank Buana's commitment to support the Indonesian economy from East to West as has been pictured in our logo of Indonesian archipelago.

Bank Buana new Branch Office in Jambi has been integrated with an on line system with other Bank Buana offices at Jakarta, Bekasi, Tangerang, Bogor, Serang, Bandung, Surabaya, Malang, Jember, Purwokerto and other offices planned to open in 2002.

ON December 6, 2001 Office of Public Listed Company Tax Service in its letter No. KEP-07/WPJ.06/KP.0404/2001 has given their approval on Bank Buana's fixed asset revaluation as has also been reported to Indonesian Capital Market Supervisory Board and Jakarta & Surabaya Stock Exchange on November 13, 2001. In that case, Bank Buana has another Rp. 103 billion in equity for 2001 as states by Maruba Sihaloho, Corporate Secretary of Bank Buana.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 12

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 13

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Thursday, March 28, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia on Wednesday, March 13, 2002.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of March 12, 2002 at 4:00 PM.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before March 13, 2002 at the very latest.

Jakarta, February 27, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 14

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

	ASSETS		
1.	Cash	122,671	148,479
2.	Placement at Bank Indonesia	5,981,402	6,664,481
	a. Demand deposits at Bank Indonesia	518,880	474,229
	b. Certificate of Bank Indonesia	5,462,522	6,190,252
	c. Others	0	0
3.	Demand Deposits at other Banks	88,167	124,796
	a. Rupiahs	3,050	8,162
	b. Foreign Currencies	85,117	116,634
4.	Interbank Placements	1,045,000	877,195
	a. Rupiahs	265,000	100,000
	b. Foreign Currencies	780,000	777,195
	Allowance for interbank placements -/-	(11,379)	(10,038)
5.	Securities Held	612,905	265,943
	a. Rupiahs	34,391	38,475
	i. Trading	8,000	0
	ii. Available for Sale	18,784	4,889
	iii. Held to Maturity	7,607	33,586
	b. Foreign Currencies	578,514	227,468
	i. Trading	543,019	0
	ii. Available for Sale	10,387	0
	iii. Held to Maturity	25,108	227,468
	Allowance for securities held -/-	(8,188)	(1,202)
6.	Goverment Bonds Held	205,898	5,845
	a. Trading	205,898	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	5,845
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	1,180,453	478,562
	a. Rupiahs	1,180,453	478,562
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(12,022)	0
8.	Derivative Assets	2,380	2,419
	Allowance for Derivative Assets -/-	(24)	0
9.	Credit Extended (Loan)	2,702,168	1,811,884
	a. Rupiahs	2,586,666	1,683,181
	i. Connected Parties	37,216	26,465
	ii. Other Parties	2,549,450	1,656,716
	b. Foreign Currencies	115,502	128,703
	i. Connected Parties	0	5
	ii. Other Parties	115,502	128,698
	Allowance for Credit Extended (Loan) -/-	(75,627)	(48,601)
10.	Acceptance Assets	16,859	9,976
	Allowance for Acceptance Assets -/-	(169)	(100)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	35,452	23,128
13.	Prepaid Expenses	14,562	14,010
14.	Prepaid Taxes	0	0
15.	Deferred Tax Assets	4,791	0
16.	Fixed Assets	399,779	214,677
	Accumulated Depreciation of Fixed Assets -/-	(100,184)	(79,946)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	22,657	44,680
19.	Other Assets	38,740	66,374
	TOTAL ASSETS	**12,274,101**	**10,620,372**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits	3,079,888	2,425,510
	a. Rupiahs	1,917,621	1,531,129
	b. Foreign Currencies	1,162,267	894,381
2.	Other Current Liabilities	51,622	57,814
3.	Saving Deposits	3,877,448	3,860,553
4.	Time Deposits	3,997,099	3,301,605
	a. Rupiahs	3,603,765	2,920,321
	i. Connected Parties	50,918	32,540
	ii. Others Parties	3,552,847	2,887,781
	b. Foreign Currencies	393,334	381,284
	i. Connected Parties	14,983	37,226
	ii. Others Parties	378,351	344,058
5.	Certificates of Deposit	19	29
	a. Rupiahs	19	29
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	14,473	8,687
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	2,659	0
9.	Acceptance Liabilities	16,859	9,976
10.	Securities Issued	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings	67,106	139,427
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others	67,106	139,427
	i. Rupiahs	53,897	139,232
	- Connected Parties	0	0
	- Others Parties	53,897	139,232
	ii. Foreign Currencies	13,209	195
	- Connected Parties	0	0
	- Others Parties	13,209	195
12.	Allowance for losses on Commitments and Contigencies	2,382	1,538
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	34,381	28,735
15.	Income Tax Assessment	62,986	49,313
16.	Deferred Tax Liabilities	0	934
17.	Other Liabilities	38,332	39,979
18.	Subordinated Loans	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity	1,028,847	696,272
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	(112)
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	422,898	194,037
	TOTAL LIABILITIES AND EQUITY	**12,274,101**	**10,620,372**

notes :

1. *This financial statement was audited by Siddharta Siddharta & Harsono Public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of December 31, 2001 USD1 = Rp10,400.- and December 31, 2000 USD1 = Rp9,595.-*

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line	1,428,389	1,156,981
	a. Rupiahs	1,428,389	1,156,981
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	46,149	83,534
3.	Others	0	0
	Total Commitments Liabilities	**1,474,538**	**1,240,515**
	Total Net Commitments	**(1,474,538)**	**(1,240,515)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans	890	1,336
	a. Rupiahs	890	1,336
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**890**	**1,336**
	Contingent Liabilities		
1.	Guarantees issued	85,571	70,049
	a. Bank Guarantees	85,096	69,869
	- Rupiahs	81,301	65,099
	- Foreign Currencies	3,795	4,770
	b. Others	475	180
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	8,063	11,182
	Total Contingent Liabilities	**93,634**	**81,231**
	TOTAL NET CONTINGENCIES	**(92,744)**	**(79,895)**

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned	1,589,046	1,152,392
	a. Rupiahs	1,507,229	1,074,568
	b. Foreign Currencies	81,817	77,824
	1.2. Provisions and Commissions	23,616	17,207
	a. Rupiahs	23,197	16,860
	b. Foreign Currencies	419	347
	Total Interest Revenue	**1,612,662**	**1,169,599**
2.	Interest Expense		
	2.1. Interest Expense	1,001,402	774,697
	a. Rupiahs	948,087	718,188
	b. Foreign Currencies	53,315	56,509
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**1,001,402**	**774,697**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	19,294	16,720
	3.2. Revenue On Foreign Exchange	29,723	397,006
	3.3. Gain On Investment in Securities	45,312	0
	3.4. Others	77,430	38,933
	Total Other Operating Revenue	**171,759**	**452,659**
4.	Net Charge of Losses On Earnings Assets	36,827	(32,223)
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	190,729	206,204
	6.2. Personnel Expenses	177,852	127,514
	6.3. Losses on Invesment in Securities	6,153	0
	6.4. Losses on Foreign Exchange Transactions	18,962	384,961
	6.5. Others Expenses	12,852	5,120
	Total Other Operating Expenses	**406,548**	**723,799**
	Net Operating Revenue/Expenses	**339,644**	**155,985**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	22,005	7,944
8.	Non Operating Expense	1,897	2,691
	Net Non Operating Revenue/Exepense	**20,108**	**5,253**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**359,752**	**161,238**
11.	Estimation on Income Tax Assessment -/-	99,851	59,715
12.	**Profit/Loss For Current Year (Reporting Year)**	**259,901**	**101,523**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	194,037	322,514
15.	Dividend -/-	(31,040)	(230,000)
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**422,898**	**194,037**
18.	**Earnings (Net Income) per Share**	**268**	**133**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001
(Audited)

(In millions Rupiah)

A.	**Exchange Rata Related**					
1	Spot	0	0	0	0	0
2	Forward	10,919	0	218	35	0
3	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4	Future	0	0	0	0	0
5	Swap	192,303	0	2,162	2,623	0
6	Other	0	0	0	0	0
B.	**Interest Rate Related**					
1	Forward	0	0	0	0	0
2	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
	TOTAL			**2,380**	**2,658**	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000

(In millions Rupiah)

A.	**Connected (Related) Parties**												
1.	Interbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
2.	Securities	0	0	0	0	0	0	0	0	0	0	0	0
3.	Loans to Third Parties	36,046	1,170	0	0	0	37,216	25,249	0	1,220	0	0	26,469
	a. Small Scale Business Credit (KUK)	2,299	0	0	0	0	2,299	0	0	0	0	0	0
	b. Property Loans	2,039	0	0	0	0	2,039	1,358	0	0	0	0	1,358
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	2,039	0	0	0	0	2,039	1,358	0	0	0	0	1,358
	c. Other Restructured Loans	0	0	0	0	0	0	0	0	1,220	0	0	1,220
	d. Others	31,708	1,170	0	0	0	32,878	23,891	0	0	0	0	23,891
4.	Equity Participation to Third Parties	0	0	0	0	0	0						
	a. In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
	b. For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
6.	Commitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,133,167	0	0	0		1,133,167	1,001,991	0	0	0	0	1,001,991
2.	Securities to Bank Indonesia and Third Parties	7,461,778	0	0	0	0	7,461,778	6,940,602	0	0	0	0	6,940,602
3.	Loans to Third Parties	2,527,619	61,751	28,198	7,306	40,078	2,664,952	1,665,009	51,883	13,895	3,311	51,317	1,785,415
	a. Small Scale Business Credit (KUK)	726,870	11,857	3,334	738	1,420	744,219	479,098	7,158	2,368	612	1,353	490,589
	b. Property Loans	109,149	325	3,375	0	6,310	119,159	66,936	608	1,729	147	8,022	77,442
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	109,149	325	3,375	0	6,310	119,159	66,936	608	1,729	147	8,022	77,442
	c. Other Restructured Loans	1,194	1,170	20,507	2,004	0	24,875	3,814	30,389	0	0	0	34,203
	d. Others	1,690,406	48,399	982	4,564	32,348	1,776,699	1,115,161	13,728	9,798	2,552	41,942	1,183,181
4.	Equity Participation to Third Parties	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b. For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	19,239	0	0	0	0	19,239	12,395	0	0	0	0	12,395
6.	Commitments and Contingencies to Third Parties	131,315	0	0	0	405	131,720	153,464	70	0	0	49	153,583
	TOTAL	**11,317,053**	**62,921**	**28,198**	**7,306**	**40,483**	**11,455,961**	**9,806,599**	**51,953**	**15,115**	**3,311**	**51,366**	**9,928,344**
7.	Compulsory Allowance for Earning Asset Losses	59,429	3,146	2,608	2,815	38,083	106,081	29,945	2,920	277	558	27,858	61,558
8.	Established Allowance for Earning Asset Losses	63,218	3,146	2,608	2,815	38,083	109,870	29,945	2,920	277	558	27,858	61,558
9.	Value of Bank's Assets Pledged as Collateral						0						0
	a. To Bank Indonesia						0						0
	b. To Other Parties						0						0
10.	Percentage of Small Scale Business Credit to Total Credit						27.67%						27.10%
11.	Percentage of Small Scale Business Credit to Total Debtor						58.41%						69.00%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

I.	**COMPONENTS**		
	A. Core Capital	**795,616**	**645,511**
	1. Paid Up Capital	485,000	485,000
	2. Disclosed Reserves		
	a. Agio	23,567	23,567
	b. Disagio (-/-)	0	0
	c. Donated Capital	0	0
	d. General and Appropriated Reserves	10,000	2,000
	e. Previous Years Profit After Tax	152,997	90,514
	f. Previous Years Losses -/-	0	0
	g. Current Year Profit After Tax (50%)	129,950	50,762
	h. Current Year Losses -/-	0	0
	i. Translation Adjusment of Overseas Branch Offices Financial Statement		
	1) Positive Adjustment	0	0
	2) Negative Adjustment (-/-)	0	0
	j. Funds for paid Up Capital	0	0
	k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
	l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
	m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	(112)
	3. Goodwill (-/-)	0	0
	B. Supplementary Capital (max 100% of core capital)	**152,876**	**41,586**
	1. Reserves of Fixed Assets Revaluation	103,280	0
	2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	49,596	41,586
	3. Loan Capital	0	0
	4. Subordinated Loan (max. 50 % of Core Capital)	0	0
	5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II.	**TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)**	**948,492**	**687,097**
III.	**EQUITY PARTICIPATION -/-**	**7,889**	
IV.	**TOTAL CAPITAL (II-III)**	**940,603**	**687,097**
V.	**RISK - WEIGHTED ASSETS**	**3,967,680**	**3,326,905**
VI.	**ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)**	**23.71%**	**20.65%**
VII.	**REQUIRED CAPITAL ADEQUACY RATIO**	**8.00%**	**4.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000

I.	**Capital**		
	1. CAR	23.71%	20.65%
	2. Fixed Assets to Capitals	42.50%	31.24%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.66%	0.70%
	2. NPL	2.80%	3.85%
	3. Allowance for Earning Assets Losses to Earning Assets	0.96%	0.62%
	4. Compliance of allowance for Earning Asets Losses	103.57%	100.00%
III.	**Rentability**		
	1. ROA	3.07%	1.56%
	2. ROE	44.69%	13.88%
	3. NIM	5.57%	4.13%
	4. Operating Expenses to Operating Revenues	80.97%	90.38%
IV.	**Liquidity**		
	LDR	24.62%	17.58%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.10%	5.13%
	3. Net Open Positions	1.20%	4.57%

PT BANK BUANA INDONESIA Tbk.
Period December 31, 2001 and 2000
Management and Owners

Management

Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy
- Director :	Safrullah Hadi Saleh

Owners :

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.60%
- Others	:	6.17%
- Public	:	13.40%
Total	:	100.00%

Jakarta, March 11, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT BANK BUANA INDONESIA Tbk

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP.: (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 63223

NERACA
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	31 Desember 2001	31 Desember 2000
	AKTIVA		
1.	Kas	122.671	148.479
2.	Penempatan pada Bank Indonesia	5.981.402	6.664.481
	a. Giro Bank Indonesia	518.880	474.229
	b. Sertifikat Bank Indonesia	5.462.522	6.190.252
	c. Lainnya	0	0
3.	Giro pada Bank Lain	88.167	124.796
	a. Rupiah	3.050	8.162
	b. Valuta Asing	85.117	116.634
4.	Penempatan pada Bank Lain	1.045.000	877.195
	a. Rupiah	265.000	100.000
	b. Valuta Asing	780.000	777.195
	PPAP - Penempatan pada bank lain -/-	(11.379)	(10.038)
5.	Surat Berharga yang Dimiliki	612.905	265.943
	a. Rupiah	34.391	38.475
	i. Diperdagangkan	8.000	0
	ii. Tersedia untuk dijual	18.784	4.889
	iii. Dimiliki hingga jatuh tempo	7.607	33.586
	b. Valuta Asing	578.514	227.468
	i. Diperdagangkan	543.019	0
	ii. Tersedia untuk dijual	10.387	0
	iii. Dimiliki hingga jatuh tempo	25.108	227.468
	PPAP - Surat Berharga yang Dimiliki -/-	(8.188)	(1.202)
6.	Obligasi Pemerintah	205.898	5.845
	a. Diperdagangkan	205.898	0
	b. Tersedia untuk dijual	0	0
	c. Dimiliki hingga jatuh tempo	0	5.845
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*	1.180.453	478.562
	a. Rupiah	1.180.453	478.562
	b. Valuta Asing	0	0
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(12.022)	0
8.	Tagihan Derivatif	2.380	2.419
	PPAP - Tagihan Derivatif -/-	(24)	0
9.	Kredit yang diberikan	2.702.168	1.811.884
	a. Rupiah	2.586.666	1.683.181
	i. Pihak terkait dengan bank	37.216	26.465
	ii. Phak lain	2.549.450	1.656.716
	b. Valuta Asing	115.502	128.703
	i. Pihak terkait dengan bank	0	5
	ii. Pihak lain	115.502	128.698
	PPAP - Kredit yang diberikan -/-	(75.627)	(48.601)
10.	Tagihan Akseptasi	16.859	9.976
	PPAP - Tagihan Akseptasi -/-	(169)	(100)
11.	Penyertaan	7.889	7.889
	PPAP - Penyertaan -/-	(79)	(79)
12.	Pendapatan yang masih akan diterima	35.452	23.128
13.	Biaya dibayar dimuka	14.562	14.010
14.	Uang Muka Pajak	0	0
15.	Aktiva Pajak Tangguhan	4.791	0
16.	Aktiva Tetap	399.779	214.677
	Akumulasi Penyusutan Aktiva Tetap -/-	(100.184)	(79.946)
17.	Aktiva Sewa Guna	0	0
	Akumulasi Penyusutan Aktiva Sewa Guna -/-	0	0
18.	Agunan yang diambil alih	22.657	44.680
19.	Aktiva lain-lain	38.740	66.374
	TOTAL AKTIVA	**12.274.101**	**10.620.372**
	PASIVA		
1.	Giro	3.079.888	2.425.510
	a. Rupiah	1.917.621	1.531.129
	b. Valuta Asing	1.162.267	894.381
2.	Kewajiban segera lainnya	51.622	57.814
3.	Tabungan	3.877.448	3.860.553
4.	Simpanan Berjangka	3.997.099	3.301.606
	a. Rupiah	3.603.765	2.920.321
	i. Pihak terkait dengan bank	50.918	32.540
	ii. Pihak lain	3.552.847	2.887.781
	b. Valuta Asing	393.334	381.284
	i. Pihak terkait dengan bank	14.983	37.226
	ii. Pihak lain	378.351	344.058
5.	Sertifikat Deposito	19	29
	a. Rupiah	19	29
	b. Valuta Asing	0	0
6.	Simpanan dari bank lain	14.473	8.687
7.	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	0	0
8.	Kewajiban Derivatif	2.659	0
9.	Kewajiban Akseptasi	16.859	9.976
10.	Surat berharga yang diterbitkan	0	0
	a. Rupiah	0	0
	b. Valuta Asing	0	0
11.	Pinjaman yang diterima	67.106	139.427
	a. Fas. Pendanaan Jangka Pendek Bank Indonesia	0	0
	b. Lainnya	67.106	139.427
	i. Rupiah	53.397	139.232
	- Pihak terkait dengan bank	0	0
	- Pihak lain	53.397	139.232
	ii. Valuta Asing	13.209	195
	- Pihak terkait dengan bank	0	0
	- Pihak lain	13.209	195
12.	Estimasi kerugian komitmen & kontinjensi	2.382	1.538
13.	Kewajiban Sewa Guna Usaha	0	0
14.	Beban yang masih harus dibayar	34.381	28.735
15.	Taksiran pajak penghasilan	62.986	49.313
16.	Kewajiban Pajak Tangguhan	0	934
17.	Kewajiban lain-lain	38.332	39.979
18.	Pinjaman Subordinasi	0	0
	a. Pihak terkait dengan bank	0	0
	b. Pihak lain	0	0
19.	Modal Pinjaman	0	0
	a. Pihak terkait dengan bank	0	0
	b. Pihak lain	0	0
20.	Hak Minoritas	0	0
21.	Ekuitas	1.028.347	696.272
	a Modal disetor	485.000	485.000
	b Agio (disagio)	23.567	23.567
	c Modal sumbangan	0	0
	d Selisih penjabaran laporan keuangan	0	0
	e Selisih penilaian kembali aktiva tetap	103.280	0
	f Laba (rugi) belum direalisasi dari surat berharga	322	(112)
	g Pendapatan komprehensif lainnya	0	0
	g Selisih nilai transaksi restrukturisasi antitas sepengendali	(6.220)	(6.220)
	h Saldo laba (rugi)	422.898	194.037
	TOTAL PASIVA	**12.274.101**	**10.620.372**

PERHITUNGAN LABA RUGI DAN SALDO LABA
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 31 Desember 2001 dan 2000 (dalam jutaan rupiah)

No.	POS-POS	31 Desember 2001	31 Desember 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**Pendapatan Bunga**		
	1.1. Hasil bunga	1.589.046	1.152.392
	a. Rupiah	1.507.229	1.074.568
	b. Valuta Asing	81.817	77.824
	1.2. Provisi dan komisi	23.616	17.207
	a. Rupiah	23.197	16.860
	b. Valuta Asing	419	347
	Jumlah Pendapatan Bunga	**1.612.662**	**1.169.599**
2.	**Beban Bunga**		
	2.1. Beban bunga	1.001.402	774.697
	a. Rupiah	948.087	718.188
	b. Valuta Asing	53.315	56.509
	2.2. Komisi dan provisi	0	0
	Jumlah Beban Bunga	**1.001.402**	**774.697**
3.	**Pendapatan Operasional Lainnya**		
	3.1. Pendapatan komisi, provisi, fee	19.294	16.720
	3.2. Pendapatan transaksi valuta asing	29.723	397.006
	3.3. Pendapatan kenaikan nilai surat berharga	45.312	0
	3.4. Pendapatan lainnya	77.430	38.933
	Jumlah Pendapatan Operasional Lainnya	**171.759**	**452.659**
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	36.827	(32.223
5.	Beban Estimasi kerugian Komitmen & Kontinjensi	0	0
6.	Beban Operasional lainnya		
	6.1. Beban Administrasi & Umum	190.729	206.204
	6.2. Beban Personalia	177.852	127.514
	6.3. Beban penurunan nilai surat berharga	6.153	0
	6.4. Beban transaksi valas	18.962	384.961
	6.5. Beban lainnya	12.852	5.120
	Jumlah Beban Operasional Lainnya	**406.548**	**723.799**
	LABA (RUGI) OPERASIONAL	**339.644**	**155.985**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7.	Pendapatan Non Operasional	22.005	7.944
8.	Beban Non Operasional	1.897	2.691
	Jumlah Pendapatan (Beban) Non Operasional	**20.108**	**5.25**
9.	Pendapatan/Beban Luar Biasa	0	[illegible]
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	**359.752**	**161.23**
11.	Taksiran pajak penghasilan -/-	99.851	59.71
12.	**LABA/RUGI TAHUN BERJALAN**	**259.901**	**101.52**
13.	Hak Minoritas -/-	0	[illegible]
14.	Saldo Laba (Rugi) Awal Tahun	194.037	322.51
15.	Dividen -/-	(31.040)	(230.00
16.	Lainnya	0	[illegible]
17.	**Saldo Laba (Rugi) Akhir Periode**	**422.898**	**194.03**
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	**268**	**13**

KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	31 Desember 2001	31 Desember 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	0
	b. Valuta Asing	0	[illegible]
2.	Lainnya	0	[illegible]
	Jumlah Tagihan Komitmen	**0**	**0**
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik	1.428.389	1.156.98[illegible]
	a. Rupiah	1.428.389	1.156.98[illegible]
	b. Valuta Asing	0	
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	46.149	83.53[illegible]
3.	Lainnya	0	
	Jumlah Kewajiban Komitmen	**1.474.538**	**1.240.51[illegible]**
	JUMLAH KOMITMEN BERSIH	**(1.474.538)**	**(1.240.51[illegible]**
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi yang diterima	0	
	a. Rupiah	0	
	b. Valuta Asing	0	
2.	Pendapatan bunga dalam penyelesaian	890	[illegible]
	a. Rupiah	890	[illegible]
	b. Valuta Asing	0	
3.	Lainnya	0	
	Jumlah Tagihan Kontinjensi	**890**	**1.33[illegible]**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan	85.571	70.[illegible]
	a. Bank garansi	85.096	69.[illegible]
	- Rupiah	81.301	65.[illegible]
	- Valuta Asing	3.795	4.[illegible]
	b. Lainnya	475	[illegible]
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	
3.	Lainnya	8.063	11.[illegible]
	Jumlah Kewajiban Kontinjensi	**93.634**	**81.2[illegible]**
	JUMLAH KONTINJENSI BERSIH	**(92.744)**	**(79.3[illegible]**

4

KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA
PT BANK BUANA INDONESIA Tbk
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Posisi 31 Desember 2001 L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**						
1.	Penempatan pada bank lain	0	0	0	0	0	0
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	0	0	0	0	0	0
3.	Kredit kepada Pihak ketiga	36.046	1.170	0	0	0	37.216
	a. K.U.K	2.299	0	0	0	0	2.299
	b. Kredit Properti	2.039	0	0	0	0	2.039
	i. Direstrukturisasi	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	2.039	0	0	0	0	2.039
	c. Kredit lain yang direstrukturisasi	0	0	0	0	0	0
	d. Lainnya	31.708	1.170	0	0	0	32.878
4.	Penyertaan pada pihak ketiga	0	0	0	0	0	0
	a. Pada perusahaan keuangan non-bank	0	0	0	0	0	0
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	0	0	0	0	0	0
B.	**Pihak Tidak Terkait**						
1.	Penempatan pada Bank Lain	1.133.167	0	0	0	0	1.133.167
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	7.461.778	0	0	0	0	7.461.778
3.	Kredit kepada Pihak ketiga	2.527.619	61.751	28.198	7.306	40.078	2.664.952
	a. K.U.K	726.870	11.857	3.334	738	1.420	744.219
	b. Kredit Properti	109.149	325	3.375	0	6.310	119.159
	i. Direstrukturisasi	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	109.149	325	3.375	0	6.310	119.159
	c. Kredit lain yang direstrukturisasi	1.194	1.170	20.507	2.004	0	24.875
	d. Lainnya	1.690.406	48.399	982	4.564	32.348	1.776.699
4.	Penyertaan pada pihak ketiga	7.889	0	0	0	0	7.889
	a. Pada perusahaan keuangan non-bank	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	19.239	0	0	0	0	19.239
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	131.315	0	0	0	405	131.720
	JUMLAH	11.317.053	62.921	28.198	7.306	40.483	11.455.961
7.	PPAP yang wajib dibentuk	59.429	3.146	2.608	2.815	38.083	106.081
8.	PPAP yang telah dibentuk	63.218	3.146	2.608	2.815	38.083	109.870
9.	Total Asset bank yang dijaminkan :						0
	a. Pada Bank Indonesia						0
	b. Pada Pihak Lain						0
10.	Persentase KUK terhadap total kredit						27,67%
11.	Persentase jumlah Debitur KUK terhadap Total Debitur						58,41%

No.	POS-POS	Posisi 31 Desember 2000 L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**						
1.	Penempatan pada bank lain	0	0	0	0	0	0
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	0	0	0	0	0	0
3.	Kredit kepada Pihak ketiga	25.249	0	1.220	0	0	26.469
	a. K.U.K	0	0	0	0	0	0
	b. Kredit Properti	1.358	0	0	0	0	1.358
	i. Direstrukturisasi	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	1.358	0	0	0	0	1.358
	c. Kredit lain yang direstrukturisasi	0	0	0	0	0	1.220
	d. Lainnya	23.891	0	1.220	0	0	23.891
4.	Penyertaan pada pihak ketiga	0	0	0	0	0	0
	a. Pada perusahaan keuangan non-bank	0	0	0	0	0	0
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	0	0	0	0	0	0
B.	**Pihak Tidak Terkait**						
1.	Penempatan pada Bank Lain	1.001.991	0	0	0	0	1.001.991
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	6.940.602	0	0	0	0	6.940.602
3.	Kredit kepada Pihak ketiga	1.665.009	51.883	13.895	3.311	51.317	1.785.415
	a. K.U.K	479.098	7.158	2.368	612	1.353	490.589
	b. Kredit Properti	66.936	608	1.729	147	8.022	77.442
	i. Direstrukturisasi	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	66.936	608	1.729	147	8.022	77.442
	c. Kredit lain yang direstrukturisasi	3.814	30.389	0	0	0	34.203
	d. Lainnya	1.115.161	13.728	9.798	2.552	41.942	1.183.181
4.	Penyertaan pada pihak ketiga	7.889	0	0	0	0	7.889
	a. Pada perusahaan keuangan non-bank	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	12.395	0	0	0	0	12.395
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	153.464	70	0	0	49	153.583
	JUMLAH	9.806.599	51.953	15.115	3.311	51.366	9.928.344
7.	PPAP yang wajib dibentuk	29.945	2.920	277	558	27.858	61.558
8.	PPAP yang telah dibentuk	29.945	2.920	277	558	27.858	61.558
9.	Total Asset bank yang dijaminkan :						0
	a. Pada Bank Indonesia						0
	b. Pada Pihak Lain						0
10.	Persentase KUK terhadap total kredit						27,10%
11.	Persentase jumlah Debitur KUK terhadap Total Debitur						69,00%

PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	KETERANGAN	31 Desember 2001	31 Desember 2000
I.	**KOMPONEN MODAL**		
	A. MODAL INTI	795.616	645.511
	1. Modal Disetor	485.000	485.000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a. Agio Saham	23.567	23.567
	b. Disagio (-/-)	0	0
	c. Modal Sumbangan	0	0
	d. Cadangan Umum dan Tujuan	10.000	2.000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	152.997	90.514
	f. Rugi tahun-tahun lalu (-/-)	0	0
	g. Laba tahun berjalan setelah diperhitungkan pajak (50%)	129.950	50.762
	h. Rugi tahun berjalan (-/-)	0	0
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih Lebih	0	0
	2) Selisih Kurang (-/-)	0	0
	j. Dana Setoran Modal	0	0
	k. Penurunan nilai Penyertaan pada portofolio tersedia untuk dijual (-/-)	0	0
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	(112)
	3. Goodwill (-/-)	0	0
	B. MODAL PELENGKAP (maks. 100% dari modal inti)	152.876	41.586
	1. Cadangan Revaluasi Aktiva Tetap	103.280	0
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif : PPAP (maks. 1,25 % dari ATMR)	49.596	41.586
	3. Modal Pinjaman	0	0
	4. Pinjaman Subordinasi (maks. 50% dari Modal Inti)	0	0
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45%)	0	0
II.	TOTAL MODAL INTI DAN MODAL PELENGKAP (A+B)	948.492	687.097
III.	PENYERTAAN (-/-)	7.889	
IV.	TOTAL MODAL (II - III)	940.603	687.097
V.	AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)	3.967.680	3.326.905
VI.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM TERSEDIA (IV : V)	23,71%	20,65%
VII.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN	8,00%	4,00%

TRANSAKSI VALUTA ASING DAN DERIVATIF
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001

(dalam jutaan rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan dan Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	Terkait dengan Nilai Tukar					
1.	Spot	0	0	0	0	0
2.	Forward	10.919	0	218	35	0
3.	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4.	Future	0	0	0	0	0
5.	Swap	192.303	[illegible]	2.162	2.623	0
6.	Lainnya	0	0	0	0	0
B.	Terkait dengan Suku Bunga					
1.	Forward	0	0	0	0	0
2.	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3.	Future	0	0	0	0	0
4.	Swap	0	0	0	0	0
5.	Lainnya	0	0	0	0	0
C.	Lainnya	0	0	0	0	0
	JUMLAH			2.380	2.658	

PERHITUNGAN RASIO KEUANGAN
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

No.	RASIO (%)	31 Desember 2001	31 Desember 2000
I.	**Permodalan**		
	1. CAR	23,71%	20,65%
	2. Aktiva tetap terhadap modal	42,50%	31,24%
II.	**Aktiva Produktif**		
	1. Aktiva produktif bermasalah	0,66%	0,70%
	2. NPL	2,80%	3,85%
	3. PPAP terhadap aktiva produktif	0,96%	0,62%
	4. Pemenuhan PPAP	103,57%	100,00%
III.	**Rentabilitas**		
	1. ROA	3,07%	1,56%
	2. ROE	44,69%	13,88%
	3. NIM	5,57%	4,13%
	4. BOPO	80,97%	90,38%
IV.	**Likuiditas**		
	LDR	24,62%	17,58%
V.	**Kepatuhan *(Compliance)***		
	1. a. Persentase Pelanggaran BMPK		
	a. 1. Pihak Terkait	0,00%	0,00%
	a. 2. Pihak Tidak Terkait	0,00%	0,00%
	b. Persentase Pelampauan BMPK		
	b. 1. Pihak Terkait	0,00%	0,00%
	b. 2. Pihak Tidak Terkait	0,00%	0,00%
	2. GWM Rupiah	5,10%	5,13%
	3. PDN	1,20%	4,57%

PENGURUS BANK

Dewan Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
PT Makindo Tbk	:	6,60 %
Lain-lain	:	6,17%
Publik	:	13,40%
TOTAL	:	100,00%

Catatan :

1. Informasi Keuangan diatas berasal dari Laporan Keuangan tahun 2000 dan 2001 yang telah diaudit oleh Kantor Akuntan Publik Siddharta Siddharta & Harsono (penanggung jawab : Drs. Istata T. Siddharta) dengan pendapat wajar tanpa pengecualian.
2. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No.KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs 31 Desember 2001 USD 1 = Rp.10.400,- dan 31 Desember 2000 USD 1 = Rp.9.595,-

Jakarta, 11 Maret 2002

PT BANK BUANA INDONESIA Tbk.

S.E. & O.

SAFRULLAH HADI SALEH
Direktur

ARIS JANASUTANTA SUTIRTO
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 15

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Thursday/ March 28, 2002
Time	: - Annual Shareholders' Meeting 09:30 AM – finish - Extraordinary Shareholders' Meeting: right after the Annual Shareholders' Meeting
Venue	: Ballroom, Kempinski Plaza Hotel Jl. Jend. Sudirman Kav. 10-11 Jakarta Selatan 10220

Agenda of the meeting:

- Annual Shareholders' Meeting:
  1. To approve Board of Directors' Annual Report for year ended December 31, 2001 and to release all members of the Board of Directors and Commissioners from their actions and decisions made during the year
  2. To approve the use of the Bank's 2001 profit
  3. To give consent on the appointment of Public Accountant who would conduct audit for the Bank's year 2002 Financial Statement
  4. To set salary and other benefits given to the Commissioners and salary for the Board of Directors

- Extraordinary Shareholders Meeting:
  1. Distribution of Bonus Shares and Shares Dividend
  2. Amendment on Paragraph 4 of the Bank's Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of March 12, 2002 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. The Bank's Annual Report consists of Profit & Loss Statement for financial year ended December 31, 2001 would be given upon request in writing

9. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

INFORMATION ON THE PLAN OF BONUS SHARES AND DIVIDEND SHARES DISTRIBUTION:

1. As stated on the Agenda of the Meeting, the Board of Directors would propose to all Shareholders to distribute both Bonus Shares and Shares Dividend derive from the following:
   a. Bonus Shares: Capitalization of Agio Shares derives from Initial Public Offering in 2000 which also has been stated on the Bank's Balance Sheet of December 31, 2001
   b. Shares Dividend: Capitalization part of the Bank's retained earning for financial year ended 2001 which also has been stated on the Bank's Balance Sheet as of December 31, 2001

2. The distribution neither would increase the value of the Shareholders' investment nor decrease the value of the investment compares with the Bonus Shares going to be distributed

3. The price of the shares would decrease as the impact of the distribution

4. – Income Tax would be applied in line with Paragraph 4 Tax Regulation No. 7 Year 1983 which has been amended by Tax Regulation No. 17 Year 2000 and Government Regulation No. 138 Year 2000

   - Certain tax may apply to shares derive from the Bank's retained earning

5. Regulation of Shares distribution:
   - Distribution of Shares would be done with the approval from the Shareholders
   - Distribution of Shares would be done with the approval from IBRA

- Schedule of shares distribution would be announced after the approval from the Shareholders and IBRA

6. The Board of Directors would propose to distribute the dividend in the form of Cash Dividend

7. Income tax should be deducted from the cash dividend which is going to be distributed by the Bank

8. Should fraction occurs, the Bank would round the shares down and they all would be returned to the Company and be booked as a retained earning

9. The administration process of this distribution would be done by the Bank's Administration Bureau, PT Sirca Datapro Perdana

10. The Bank would not supply any service to Shareholders who wish to shift their rights of Bonus Shares and Shares Dividends to other party

Jakarta, March 13, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 16

Press Release

Bank Buana, bagikan
Dividen Tunai Rp 134,-per saham serta Saham bonus dan Dividen saham 270.824.000 saham

Jakarta, March 28th, 2002

Pada tanggal 28 Maret 2002 PT Bank Buana Indonesia Tbk. (Bank Buana) menyelenggarakan Rapat Umum Pemegang Saham (RUPS) di Hotel Kempinski Jakarta. Pemegang saham mengesahkan laporan keuangan Bank Buana yang berakhir pada tanggal 31 Desember 2001 serta menyetujui pembagian dividen tunai Rp 134,- per saham atau seluruhnya sebesar Rp 129,98 miliar dari laba bersih tahun 2001.

Dalam rapat pada hari yang sama pemegang saham menyetujui pembagian saham bonus dengan rasio 5.000 : 242,96 dan pembagian dividen saham dengan rasio 5.000 : 1.153,04 atau seluruh saham bonus dan dividen saham yang akan dibagikan berjumlah 270.824.000 saham. Pemegang saham juga menyetujui peningkatan modal dasar dari Rp 900 miliar menjadi Rp 1,8 triliun.

Rapat pemegang saham Bank Buana ini bukan hanya untuk memenuhi kewajiban menyelenggarakan RUPS sebagaimana ditetapkan dalam Anggaran Dasar. Tetapi juga memutuskan hal-hal yang memberi manfaat imbal hasil kepada pemegang saham dan landasan pertumbuhan Bank Buana kepada masa mendatang.

Pembagian dividen tunai ini adalah yang kedua kalinya sejak Bank Buana go publik dengan jumlah dividen yang dibagikan sesuai kebijakan yang disampaikan dalam Penawaran Umum Saham Perdana Bank Buana. Demikian dijelaskan Jimmy Kuarniawan Laihad-Direktur Utama Bank Buana.

On March 28, 2002 PT Bank Buana Indonesia Tbk., (Bank Buana) held its 2002 General Shareholders Meeting at Kempinski Plaza Hotel, Jakarta. The Shareholders meeting not only approved the Bank's Audited Financial Report for financial year ending on December 31, 2001 but has agreed to the distribution of Cash Dividend at Rp. 134,- per share or Rp. 129.98 billion totally as well.

In addition, the meeting has also permitted the allotment of Bonus Shares with the ratio of 5,000 : 242.96 and the Stock Dividend with the ratio of 5,000 : 1,153.04 or in other words, total Bonus Shares and Stock Dividend that would be distributed is 270,824,000 shares. It has also officially agreed to increase the Bank's authorized capital from Rp. 900 billion to Rp. 1.8 trillion.

Bank Buana's Annual General Shareholders Meeting is in line with the Bank's Article of Association and Bank Buana has also assured its Shareholders that it would conduct its banking business in line with its vision, shares mutual benefit for both the Bank and Shareholders not only in the present but in the future as well.

This is the second time that Bank Buana has dispersed Cash Dividend since the Bank went public. Total amount of Dividend to be distributed is in line with the Bank's pledge during the Initial Public Offering (IPO) in 2000 as stated by Mr. Jimmy Kurniawan Laihad, President Director of Bank Buana.

Ditambahkan Pardi Kendy-Direktur Bank Buana. Kinerja keuangan Bank Buana dalam tahun 2001 memang cukup menggembirakan. Perolehan laba bersih sebesar Rp 259,90 miliar mencerminkan semua pos perkiraan Bank Buana begitu solid.

Kenaikan laba bersih ini terutama berasal dari kenaikan pendapatan bunga bersih yaitu dari Rp 405,49 miliar pada tahun 2000 naik menjadi Rp 668,17 miliar pada tahun 2001 atau naik sebesar Rp 262,68 miliar.

Rasio keuangan (ROA) Bank Buana juga meningkat dari 1,01% pada tahun 2000 menjadi 2,27% pada tahun 2001. (ROE) dari 16,28% pada tahun 2000 dan pada tahun 2001 menjadi 30,13% jauh diatas suku bunga deposito. Sorotan tingkat kesehatan suatu bank saat ini tertuju kepada pemenuhan CAR minimum 8% dan NPL maksium 5%. Bank Buana mencatat CAR 23,71% jauh di atas ketentuan minimum. Demikian juga NPL 2,80% jauh dibawah ketentuan maksimum.

Pertumbuhan kredit cukup besar yaitu dari Rp 1.810,05 miliar pada tahun 2000 menjadi Rp 2.697,49 miliar pada tahun 2001. Komitmen layanan kami juga tetap fokus kepada nasabah UKM. Ini tampak dari kredit yang disalurkan berdasarkan skala kredit, kredit sampai dengan jumlah Rp 2,5 miliar mencapai Rp 2.046,74 miliar atau 75,87% dari total kredit yang disalurkan.

Penyaluran kredit kepada sektor ritel & komersial tetap dominan yaitu mencapai Rp 1.743,20 miliar atau 64,62% dari kredit yang disalurkan dengan NPL sangat rendah yaitu 0,62% dari total kredit yang diberikan. Jadi benar nasabah UKM sangat komit mengelola usaha yang dijalankannya termasuk penggunaan kredit dari perbankan sangat hati-hati.

Mr. Pardi Kendy, Managing Director of Bank Buana added that the performance of the Bank in 2001 is quite satisfying. The Rp. 259.90 billion in net profit shows that Bank Buana financial performance is very solid.

The raise in net profits is derived from the increase in net interest from Rp. 405.49 billion at year end 2000 to Rp. 668.17 billion at year end 2001 or there is a boost of Rp. 262.68 billion.

Other than those, Bank Buana's ROA has also shown quite an increase from 1.01% at year end 2000 to 2.27% at year end 2001 whereas Bank Buana's ROE has improved tremendously, from 16.28% at year end 2000 to 30.13% at year end 2001. At present, with the CAR of 23.71% and NPL of 2.80%, Bank Buana is considered to be a sound bank.

Loan disbursement too has a significant growth, from Rp. 1,810.05 billion at year end 2000 to Rp. 2,697.49 billion at year end 2001. Our long time commitment in the Small and Medium Enterprises can be seen on the scale size of the loan. Loan with the amount of up to Rp. 2.5 billion comprises 75.87% of the total loan disbursing.

The allocation of loan to retail and commercial sectors are still dominant, reaches to Rp. 1,743.20 billion or 64.62% from overall loan distribution with a low NPL rate of 0.62% from total loan. This shows the fact that our customers are not only fully committed in doing their businesses but also very wise in managing their banking loans as well.

Penghimpunan dana pihak ketiga, Giro dan Tabungan dominan yaitu sebesar Rp 6.957,34 miliar atau 63,52% dari total dana pihak ketiga yang tercatat sebesar Rp 10.954,45 miliar. Total ekuitas per 31 Desember 2001 sebesar Rp 1.028,85 miliar dan dengan pembagian dividen tunai tersebut di atas jumlah Ekuitas menjadi Rp 898,87 miliar.

Both Current and Savings Account still play a major role in the composition of Third Party Funds, as they comprise 63.52% (Rp. 6,957.34 billion) from total third party funds of Rp. 10,954.45 billion. Total equity at year end December 31, 2001 is Rp. 1,028.85 billion and will decline to Rp. 898.87 billion after the distribution of Cash Dividend.

Total aktiva mengalami pertumbuhan dari Rp10,62 triliun pada akhir tahun 2000 menjadi Rp 12,27 triliun pada akhir tahun 2001.

Total assets have also grown impressively from Rp. 10.62 trillion at year end 2000 to Rp. 12.27 trillion at year end 2001.

Stimulus terhadap perbaikan kinerja perbankan sangat terkait dengan kondisi makro seperti saat ini nampak semakin kondusif. Kalau kondisi seperti saat ini dapat dipertahankan dan lebih lagi bila dapat ditingkatkan, proses divestasi berjalan secara transparan, aktivitas perekonomian masyarakat dan dunia usaha tanpa disuruhpun akan berproses dan bertumbuh secara alami. Dan nampaknya kemauan kita bersama memelihara kondisi kondusif terus bertumbuh dan makin mengakar.

The improvement of banking performance is related to macro situation in which at present becomes more conducive. If the condition remains the same or improves, divest process can be more transparent and economic activity will eventually grow naturally. It seems that our willingness to maintain an encouraging situation will grow even stronger.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 17

PT BANK BUANA INDONESIA

02 OCT 21

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all Shareholders that Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting have been held on March 28, 2002 at Hotel Kempinski Plaza, Jl. Jend. Sudirman Kav. 10-11, Jakarta. The Meeting has resolved the following:

I. Annual Shareholders' Meeting:

1. First Agenda:
   Approves the Board of Directors' report on the Bank;s Annual Report for financial statement of December 31, 2001 as has been stated on Public Acountant, Siddharta Siddharta & Harsono report No. L.01-138-02 dated February 18, 2002. The meeting has released all Board of Directors from their actions and decisions made during the said financial year

2. Second Agenda:
   Approves the use of the Bank's net profit of December 31, 2001 of Rp. 259.900,040,243 for the follwing:
   a. Rp. 3,000,000,000 would be reserved in line with Paragraph 61 Limited Liability Regulation and Paragraph 26 of the Bank's Article of Association
   b. To distribute Cash Dividend of Rp. 129,980,000,000 or 50.13% of net profit for financial year 2001 to all Shareholders proportionally to the shares they own. Every 1 (one) share has the right to earn Rp. 134,-. All these would done with the approval from IBRA
   c. The balance of Rp. 126,920,040,243 would be booked as retained earning
   d. Income tax would be applied to those shares
   e. The payment of Bonus Shares and Shares Dividend would be done on the same day of Cash Dividend
   f. The Board of Directors have the authority to do actions as deemed necessary so that the distribution would be properly done

3. Third Agenda:
   Approves the appointment of Public Accountant, Siddharta Siddharta & Harsono who will conduct an audit on the Bank's 2002 financial year. The amount of the honorarium that would be paid to them would be decided by the Board of Directors

4. Fourth Agenda:
   T o give an authority to the Commissioners to set salary and other benefits of the Board of Directors and also approves the increase salary of the Commissioners for a total gross of Rp. 160,000,000 from Rp. 153,282,983. This would apply starting from April 2002 until the next Annual Shareholders Meeting in 2003

II. Extraordinary Shareholders' Meeting:

1. First Agenda:
   a. Approves the capitalization of the agio shares of 2000 IPO of Rp. 23,566,958,500 by distributing cash dividend with a face value of Rp. 500 to all Shareholders whom are listed on the Shareholders' List as of May 3, 2002. Total shares that would be distributed is 47,133,917 with a ratio of 5,000:242,96
   b. Approves the capitalization of part of the retained earning of Rp. 279,612,603,750 by the distribution of shares dividend based on the price of the shares at the closing date of March 27, 2002, Rp. 1,250 to all Shareholders proportionally based on the total amount of shares owned and listed on the Shareholders' List as of May 3, 2003. Total shares that would be distributed is 223,690,083 with a ratio of 5,000:1,153.04
   c. Should fraction occurs, it would be returned to the Bank and booked as a retained earning
   d. If the Bank gets the approval from IBRA on or before April 5, 2002 the Shareholders give an authority to the Board of Directors to decide which Shareholders' List are going to be used for this distribution
   e. Certain income tax regulation may apply

2. Second Agenda:
   Gives an authority to the Board of Directors to increase the Bank's paid up capital from Rp. 485,000,000,000 consists of 970,000,000 shares to Rp. 620,412,000,000 consists of 1,240,824,000 shares

3. Third Agenda
   Approves to increase the Bank's authorized capital from Rp. 900,000,000,000 consists of 1,800,000,000 shares with a face value of Rp. 500 to Rp. 1,800,000,000,000 consists of 3,600,000,000 shares with a face value of Rp. 500/ share

Jakarta, April 2, 2002

PT BANK BUANA INDONESIA Tbk.

Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 18

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO ALL SHAREHOLDERS ON THE DISTRIBUTION SCHEDULE OF CASH DIVIDEND, BONUS SHARES AND SHARES DIVIDEND

We would like to inform all Shareholders that as in line with the resolution of Annual Shareholders Meeting which has been held on March 28, 2002 at Kempinski PLaza Hotel, Jl. Jend. Sudirman Kav. 10-11 Jakarta Pusat, the Bank would distribute cash dividend derives from 2001 net profit with the total of Rp. 129,980,000,000. For every share owns, it would have the right to get Rp. 134. In addition, the Bank would also distribute bonus shares and shares dividends to all Shareholders proportionally depending on the amount of the shares and their names have to be listed on the Shareholders' List of May 3, 2002 at 4:00 PM. Total shares for bonus shares would be 47,133,917 shares with a ratio of 5,000:242.96 and total shares for shares dividend would be at 223,690,083 with a ratio of 5,000:1,153.04.

The distribution schedule of cash dividend, bonus shares and shares dividend would be as follows:

A. Distribution Schedule

1. Information Advertisement: April 8, 2002
2. Cum Dividend and Bonus at Regular & Negotiation Market: April 29, 2002
3. Ex Dividend and Bonus at Regular & Negotiation Market: April 30, 2002
4. Cum Dividend and Bonus at Cash Market: May 3, 2002
5. Ex Dividend and Bonus at Cash Market: May 6, 2002
6. Valid Recording Date: May 3, 2002
7. Payment of Dividend and Bonus: May 17, 2002

B. Payment Regulation:

1. This information should be treated as an official notice from the Bank and the Bank would not send any information to all Shareholders in the form of letter
2. Cash Dividend, Bonus Share and Dividend Share would be distributed to Shareholders whom are listed on Shareholders' List as of May 3, 2002 at 4:00 PM
3. Payment of Cash Dividend:
    a. For those who still hold Shares Certificate, payment would be done through Bank Transfer
    b. For scriptless Shareholders, payment would be done through KSEI
4. Certain income tax may apply
5. Payment of Bonus Shares and Shares Dividend:
    a. For those who still hold Shares Certificate, the Bank would issue another Shares Certificate and could be picked up at Administration Bureau, PT Sirca Datapro Perdana
    b. For scriptless Shareholders, payment would be done through KSEI
6. Cash Dividend, Shares Bonus and Shares Dividend would be distributed after income tax deduction
7. All tax payment would be deducted from the cash dividend

Jakarta, April 8, 2002

PT BANK BUANA INDONESIA Tbk.

Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 19

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	ASSETS		
1.	Cash	96,410	76,310
2.	Placement at Bank Indonesia	6,393,197	6,827,910
	a. Demand deposits at Bank Indonesia	517,820	511,831
	b. Certificate of Bank Indonesia	5,875,377	6,316,079
	c. Others	0	0
3.	Demand Deposits at other Banks	102,307	127,170
	a. Rupiahs	4,968	3,537
	b. Foreign Currencies	97,339	123,633
4.	Interbank Placements	793,570	1,263,201
	a. Rupiahs	30,000	62,001
	b. Foreign Currencies	763,570	1,201,200
	Allowance for interbank placements -/-	(8,609)	(15,524)
5.	Securities Held	917,281	836,899
	a. Rupiahs	350,156	584,454
	i. Trading	323,709	100,777
	ii. Available for Sale	18,785	0
	iii. Held to Maturity	7,662	483,677
	b. Foreign Currencies	567,125	252,445
	i. Trading	0	0
	ii. Available for Sale	28,839	21,258
	iii. Held to Maturity	538,286	231,187
	Allowance for securities held -/-	(6,030)	(1,257)
6.	Goverment Bonds Held	0	0
	a. Trading	0	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	0
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	500,000	0
	a. Rupiahs	500,000	0
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(5,000)	0
8.	Derivative Assets	250	155,718
	Allowance for Derivative Assets -/-	(2)	(1,557)
9.	Credit Extended (Loan)	2,945,249	2,032,538
	a. Rupiahs	2,855,874	1,892,200
	i. Connected Parties	38,398	13,390
	ii. Other Parties	2,817,476	1,878,810
	b. Foreign Currencies	89,375	140,338
	i. Connected Parties	0	0
	ii. Other Parties	89,375	140,338
	Allowance for Credit Extended (Loan) -/-	(122,443)	(97,424)
10.	Acceptance Assets	16,649	10,646
	Allowance for Acceptance Assets -/-	(166)	(106)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	50,117	35,175
13.	Prepaid Expenses	23,046	17,785
14.	Prepaid Taxes	29,943	70,198
15.	Deferred Tax Assets	5,726	0
16.	Fixed Assets	408,461	228,118
	Accumulated Depreciation of Fixed Assets -/-	(108,772)	(85,509)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	21,810	78,844
19.	Other Assets	86,838	113,221
	TOTAL ASSETS	**12,147,642**	**11,680,166**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,875,661	2,943,320
	a. Rupiahs	1,727,290	1,641,754
	b. Foreign Currencies	1,148,371	1,301,566
2.	Other Current Liabilities	90,403	90,798
3.	Saving Deposits	3,571,753	3,822,066
4.	Time Deposits	4,063,085	3,574,396
	a. Rupiahs	3,696,071	3,149,550
	i. Connected Parties	50,278	34,744
	ii. Others Parties	3,645,793	3,114,806
	b. Foreign Currencies	367,014	424,846
	i. Connected Parties	43,140	31,006
	ii. Others Parties	323,874	393,840
5.	Certificates of Deposit	19	29
	a. Rupiahs	19	29
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	167,024	57,825
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	216	155,718
9.	Acceptance Liabilities	16,649	10,646
10.	Securities Issued	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings	61,593	78,875
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others	61,593	78,875
	i. Rupiahs	51,175	57,064
	- Connected Parties	0	0
	- Others Parties	51,175	57,064
	ii. Foreign Currencies	10,418	21,811
	- Connected Parties	0	0
	- Others Parties	10,418	21,811
12.	Allowance for losses on Commitments and Contigencies	1,925	1,970
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	27,995	26,436
15.	Income Tax Assessment	0	0
16.	Deferred Tax Liabilities	934	0
17.	Other Liabilities	150,325	127,293
18.	Subordinated Loans	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity	1,120,060	790,793
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	514,111	288,446
	TOTAL LIABILITIES AND EQUITY	**12,147,642**	**11,680,165**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of March 31, 2002 USD1 = Rp9,852.50 and March 31, 2001 USD1 = Rp10,400.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned	429,002	356,743
	a. Rupiahs	418,108	337,544
	b. Foreign Currencies	10,894	19,199
	1.2. Provisions and Commissions	7,085	5,099
	a. Rupiahs	6,941	5,001
	b. Foreign Currencies	144	98
	Total Interest Revenue	**436,087**	**361,842**
2.	Interest Expense		
	2.1. Interest Expense	271,094	242,408
	a. Rupiahs	264,388	225,224
	b. Foreign Currencies	6,706	17,184
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**271,094**	**242,408**
	Net Interest Income	**164,993**	**119,434**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	4,728	4,559
	3.2. Revenue On Foreign Exchange	2,181	3,965
	3.3. Gain On Investment in Securities	35,889	0
	3.4. Others	10,202	9,392
	Total Other Operating Revenue	**53,000**	**17,916**
4.	Net Charge of Losses On Earnings Assets	35,000	13,800
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	41,001	36,267
	6.2. Personnel Expenses	51,092	41,429
	6.3. Losses on Invesment in Securities	50	0
	6.4. Losses on Foreign Exchange Transactions	222	7,741
	6.5. Others Expenses	1,507	1,479
	Total Other Operating Expenses	**93,872**	**86,916**
	Net Operating Revenue/Expenses	**89,121**	**36,634**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	2,775	12,489
8.	Non Operating Expense	683	544
	Net Non Operating Revenue/Exepense	**2,092**	**11,945**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**91,213**	**48,579**
11.	Estimation on Income Tax Assessment -/-	0	0
12.	**Profit/Loss For Current Year (Reporting Year)**	**91,213**	**48,579**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	422,898	239,867
15.	Dividend -/-	0	0
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**514,111**	**288,446**
18.	**Earnings (Net Income) per Share**	**94**	**50**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line	1,434,908	1,165,473
	a. Rupiahs	1,434,908	1,165,473
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	65,913	73,903
3.	Others	0	0
	Total Commitments Liabilities	**1,500,821**	**1,239,376**
	Total Net Commitments	**(1,500,821)**	**(1,239,376)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans	1,178	1,326
	a. Rupiahs	1,178	1,326
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**1,178**	**1,326**
	Contingent Liabilities		
1.	Guarantees issued	86,865	76,708
	a. Bank Guarantees	86,385	76,543
	- Rupiahs	81,897	71,035
	- Foreign Currencies	4,488	5,508
	b. Others	480	165
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	5,644	8,390
	Total Contingent Liabilities	**92,509**	**85,098**
	TOTAL NET CONTINGENCIES	**(91,331)**	**(83,772)**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002
(Unaudited)

(In millions Rupiah)

A.	**Exchange Rata Related**	154,872	0	249	216	0
1	Spot	84,239	0	0	0	0
2	Forward	3,715	0	101	0	0
3	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4	Future	0	0	0	0	0
5	Swap	66,918	0	148	216	0
6	Other	0	0	0	0	0
B.	**Interest Rate Related**					
1	Forward	0	0	0	0	0
2	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
	TOTAL			**249**	**216**	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001

(In millions Rupiah)

A.	**Connected (Related) Parties**												
1.	Interbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
2.	Securities	0	0	0	0	0	0	0	0	0	0	0	0
3.	Loans to Third Parties	37,228	1,170	0	0	0	38,398	13,390	0	0	0	0	13,390
	a. Small Scale Business Credit (KUK)	1,356	0	0	0	0	1,356	2,201	0	0	0	0	2,201
	b. Property Loans	1,953	0	0	0	0	1,953	1,417	0	0	0	0	1,417
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	1,953	0	0	0	0	1,953	1,417	0	0	0	0	1,417
	c. Other Restructured Loans	0	1,170	0	0	0	1,170	0	0	0	0	0	0
	d. Others	33,919	0	0	0	0	33,919	9,772	0	0	0	0	9,772
4.	Equity Participation to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
	a. In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
	b. For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
6.	Commitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,943,908	0	0	0		1,943,908	2,104,849	0	0	0	0	2,104,849
2.	Securities to Bank Indonesia and Third Parties	5,933,346	0	0	0	0	5,933,346	6,441,762	0	0	0	0	6,441,762
3.	Loans to Third Parties	2,787,678	44,529	24,046	1,465	46,251	2,903,969	1,911,808	46,443	7,473	3,102	47,059	2,015,885
	a. Small Scale Business Credit (KUK)	820,571	11,107	3,695	1,260	1,655	838,288	625,329	4,864	2,314	659	1,330	634,496
	b. Property Loans	104,247	1,932	1,639	0	6,281	114,099	61,598	661	1,278	0	6,495	70,032
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	104,247	1,932	1,639	0	6,281	114,099	61,598	661	1,278	0	6,495	70,032
	c. Other Restructured Loans	571	0	16,789	0	2,004	19,364	2,888	27,999	1,220	0	0	32,107
	d. Others	1,862,289	31,490	1,923	205	36,311	1,932,218	1,221,993	12,919	2,661	2,443	39,234	1,279,250
4.	Equity Participation to Third Parties	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b. For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	16,752	0	0	0	0	16,752	166,983	0	0	0	0	166,983
6.	Commitments and Contingencies to Third Parties	152,377	0	0	0	401	152,778	149,832	0	385	0	395	150,612
	TOTAL	**10,879,178**	**45,699**	**24,046**	**1,465**	**46,652**	**10,997,040**	**10,796,513**	**46,443**	**7,858**	**3,102**	**47,454**	**10,901,370**
7.	Compulsory Allowance for Earning Asset Losses	50,038	2,285	2,100	109	43,100	97,632	44,800	2,344	326	198	25,161	72,829
8.	Established Allowance for Earning Asset Losses	96,662	2,285	2,100	109	43,100	144,256	89,887	2,344	326	198	25,161	117,916
9.	Value of Bank's Assets Pledged as Collateral						0						0
	a. To Bank Indonesia						0						0
	b. To Other Parties						0						0
10.	Percentage of Small Scale Business Credit to Total Credit						28.54%						31.38%
11.	Percentage of Small Scale Business Credit to Total Debtor						57.85%						66.26%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

I.	**COMPONENTS**		
	A. Core Capital	**957,500**	**759,221**
	1. Paid Up Capital	485,000	485,000
	2. Disclosed Reserves		
	a. Agio	23,567	23,567
	b. Disagio (-/-)	0	0
	c. Donated Capital	0	0
	d. General and Appropriated Reserves	10,000	2,000
	e. Previous Years Profit After Tax	412,898	237,867
	f. Previous Years Losses -/-	0	0
	g. Current Year Profit After Tax (50%)	31,933	17,007
	h. Current Year Losses -/-	0	0
	i. Translation Adjusment of Overseas Branch Offices Financial Statement		
	1) Positive Adjustment	0	0
	2) Negative Adjustment (-/-)	0	0
	j. Funds for paid Up Capital	0	0
	k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
	l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
	m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	0
	3. Goodwill (-/-)	0	0
	B. Supplementary Capital (max 100% of core capital)	**156,163**	**42,575**
	1. Reserves of Fixed Assets Revaluation	103,280	0
	2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	52,883	42,575
	3. Loan Capital	0	0
	4. Subordinated Loan (max. 50 % of Core Capital)	0	0
	5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II.	**TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)**	**1,113,663**	**801,796**
III.	**EQUITY PARTICIPATION -/-**	**7,889**	
IV.	**TOTAL CAPITAL (II-III)**	**1,105,774**	**801,796**
V.	**RISK - WEIGHTED ASSETS**	**4,230,616**	**3,405,979**
VI.	**ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)**	**26.14%**	**23.54%**
VII.	**REQUIRED CAPITAL ADEQUACY RATIO**	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001

I.	**Capital**		
	1. CAR	26.14%	23.54%
	2. Fixed Assets to Capitals	36.94%	28.45%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.66%	0.54%
	2. NPL	2.44%	2.84%
	3.· Allowance for Earning Assets Losses to Earning Assets	1.31%	1.08%
	4. Compliance of allowance for Earning Asets Losses	147.75%	161.91%
III.	**Rentability**		
	1. ROA	2.95%	1.67%
	2. ROE	40.04%	25.79%
	3. NIM	5.90%	4.42%
	4. Operating Expenses to Operating Revenues	81.78%	90.35%
IV.	**Liquidity**		
	LDR	27.99%	19.63%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.04%	5.06%
	3. Net Open Positions	1.12%	4.13%

PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
Management and Owners

MANAGEMENT

BOARD OF COMMISSIONER

- President Commissioner	:	R. Rachmad
- Commissioner	:	Lukito Winarto
- Commissioner	:	Wimpie Wirja Surja

BOARD OF DIRECTORS

- President Directors	:	Jimmy Kurniawan Laihad
- Director	:	Kamaruddin
- Director	:	Aris Janasutanta Sutirto
- Director	:	Eddy Muljanto
- Director	:	Pardi Kendy
- Director	:	Safrullah Hadi Saleh

OWNERS

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.60%
- Others	:	6.17%
- Public	:	13.40%
Total	:	100.00%

Jakarta, May 27, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT BANK BUANA INDONESIA Tbk.

Jl. GAJAH MADA No. 1A JAKARTA 10130 TELP. (021) 6330585, 63865927 (HUNTING) FAX. : (021) 6324467, 6322373
HOMEPAGE: www.bankbuana.com E-mail: corsec@bankbuanaina.co.id

PT Bank Buana Indonesia Tbk.

NERACA

Per 31 Maret 2002 dan 2001

(dalam jutaan rupiah)

No.	POS - POS	31 Maret 2002	31 Maret 2001
	AKTIVA		
1.	Kas	96,410	76,310
2.	Penempatan pada Bank Indonesia		
	a. Giro Bank Indonesia	517,820	511,831
	b. Sertifikat Bank Indonesia	5,875,377	6,316,079
	c. Lainnya	-	-
3.	Giro pada Bank Lain		
	a. Rupiah	4,968	3,537
	b. Valuta Asing	97,339	123,633
4.	Penempatan pada Bank Lain		
	a. Rupiah	30,000	62,000
	b. Valuta Asing	763,570	1,201,200
	PPAP - Penempatan pada bank lain -/-	(8,609)	(15,524)
5.	Surat Berharga yang Dimiliki		
	a. Rupiah		
	i. Diperdagangkan	323,709	100,777
	ii. Tersedia untuk dijual	18,785	-
	iii. Dimiliki hingga jatuh tempo	7,662	483,677
	b. Valuta Asing		
	i. Diperdagangkan	-	-
	ii. Tersedia untuk dijual	28,839	21,258
	iii. Dimiliki hingga jatuh tempo	538,286	231,187
	PPAP - Surat Berharga yang dimiliki -/-	(6,030)	(1,257)
6.	Obligasi Pemerintah		
	a. Diperdagangkan	-	-
	b. Tersedia untuk dijual	-	-
	c. Dimiliki hingga jatuh tempo	-	-
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*		
	a. Rupiah	500,000	-
	b. Valuta Asing	-	-
	PPAP - Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(5,000)	-
8.	Tagihan Derivatif	250	155,718
	PPAP - Tagihan Derivatif -/-	(2)	(1,557)
	Kredit yang diberikan		
	a. Rupiah		
	i. Pihak terkait dengan bank	38,398	13,390
	ii. Pihak lain	2,817,476	1,878,810
	b. Valuta Asing		
	i. Pihak terkait dengan bank	-	-
	ii. Pihak lain	89,375	140,338
	PPAP - Kredit yang diberikan -/-	(122,443)	(97,424)
10.	Tagihan Akseptasi	16,649	10,646
	PPAP - Tagihan Akseptasi -/-	(166)	(106)
11.	Penyertaan	7,889	7,889
	PPAP - Penyertaan -/-	(79)	(79)
12.	Pendapatan yang masih akan diterima	50,117	35,175
13.	Biaya dibayar dimuka	23,046	17,785
14.	Uang Muka Pajak	29,943	70,198
15.	Aktiva Pajak Tangguhan	5,726	-
16.	Aktiva Tetap	408,461	228,118
	Akumulasi Penyusutan aktiva tetap -/-	(108,772)	(85,509)
17.	Aktiva Sewa Guna	-	-
	Akumulasi Penyusutan sewa guna -/-	-	-
18.	Agunan yang diambil alih	21,810	78,844
19.	Aktiva lain - lain	86,838	113,221
	TOTAL AKTIVA	**12,147,642**	**11,680,165**
	PASIVA		
1.	Giro		
	a. Rupiah	1,727,290	1,641,754
	b. Valuta Asing	1,148,371	1,301,566
2.	Kewajiban segera lainnya	90,403	90,798
3.	Tabungan	3,571,753	3,822,066
4.	Simpanan Berjangka		
	a. Rupiah		
	i. Pihak terkait dengan bank	50,278	34,744
	ii. Pihak lain	3,645,793	3,114,806
	b. Valuta Asing		
	i. Pihak terkait dengan bank	43,140	31,006
	ii. Pihak lain	323,874	393,840
5.	Sertifikat Deposito		
	a. Rupiah	19	29
	b. Valuta Asing	-	-
6.	Simpanan dari bank lain	167,024	57,825
7.	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	-	-
8.	Kewajiban Derivatif	216	155,718
9.	Kewajiban Akseptasi	16,649	10,646
10.	Surat berharga yang diterbitkan		
	a. Rupiah	-	-
	b. Valuta Asing	-	-
11.	Pinjaman yang diterima		
	a. Fasilitas Pendanaan Jangka Pendek Bank Indonesia	-	-
	b. Lainnya		
	i. Rupiah		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	51,175	57,064
	ii. Valuta Asing		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	10,418	21,811
12.	Estimasi kerugian komitmen & kontinjensi	1,925	1,970
13.	Kewajiban sewa guna usaha	-	-
14.	Beban yang masih harus dibayar	27,995	26,436
15.	Taksiran pajak penghasilan	-	-
16.	Kewajiban Pajak Tangguhan	934	-
17.	Kewajiban lain - lain	150,325	127,293
18.	Pinjaman Subordinasi		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
19.	Modal Pinjaman		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
20.	Hak Minoritas	-	-
21.	Ekuitas		
	a. Modal Disetor	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Modal sumbangan	-	-
	d. Selisih penjabaran laporan keuangan	-	-
	e. Selisih penilaian kembali aktiva tetap	103,280	-
	f. Laba (rugi) yang belum direalisasi dari surat berharga	322	-
	g. Pendapatan komprehensif lainnya	-	-
	h. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	i. Saldo laba (rugi)	514,111	288,446
	TOTAL PASIVA	**12,147,642**	**11,680,165**

(2)

PT Bank Buana Indonesia Tbk.
PERHITUNGAN RUGI LABA DAN SALDO LABA
Periode 01 Januari s/d 31 Maret 2002 dan 2001 (dalam jutaan rupi

No.	POS - POS	31 Maret 2002	31 Maret 200
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan Bunga		
	1.1. Hasil bunga		
	a. Rupiah	418,108	337,54
	b. Valuta Asing	10,894	19,1
	1.2. Provisi dan Komisi		
	a. Rupiah	6,941	5,0
	b. Valuta Asing	144	
	Jumlah Pendapatan Bunga	436,087	361,84
2.	Beban bunga		
	2.1. Beban bunga		
	a. Rupiah	264,388	225,2
	b. Valuta Asing	6,706	17,1
	2.2. Komisi dan Provisi	-	
	Jumlah Beban Bunga	271,094	242,4
	Pendapatan Bunga Bersih	164,993	119,4
3.	Pendapatan operasional lainnya		
	3.1. Pendapatan komisi, provisi, fee	4,728	4,5
	3.2. Pendapatan transaksi valuta asing	2,181	3,9
	3.3. Pendapatan kenaikan nilai surat berharga	35,889	
	3.4. Pendapatan lainnya	10,202	9,3
	Jumlah Pendapatan Operasional lainnya	53,000	17,9
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	35,000	13,8
5.	Beban Estimasi kerugian Komitmen & Kontinjensi	-	
6.	Beban Operasional lainnya		
	6.1. Beban Administrasi & umum	41,001	36,2
	6.2. Beban Personalia	51,092	41,4
	6.3. Beban penurunan nilai surat berharga	50	
	6.4. Beban transaksi valas.	222	7,7
	6.5. Beban lainnya	1,507	1,4
	Jumlah Beban Operasional Lainnya	93,872	86,9
	LABA (RUGI) OPERASIONAL	89,121	36,6
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7.	Pendapatan Non Operasional	2,775	12,4
8.	Beban Non Operasional	683	5
	Jumlah Pendapatan (Beban) Non Operasional	2,092	11,9
9.	Pendapatan/Beban Luar Biasa	-	
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	91,213	48,5
11.	Taksiran pajak penghasilan -/-	-	
12.	**LABA/RUGI TAHUN BERJALAN**	91,213	48,5
13.	Hak Minoritas -/-	-	
14.	Saldo Laba (Rugi) Awal tahun	422,898	239,8
15.	Deviden	-	
16.	Lainnya	-	
17.	**Saldo Laba (Rugi) Akhir Periode**	514,111	288,4
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	94	

PT Bank Buana Indonesia Tbk.
KOMITMEN DAN KONTINJENSI
Periode 31 Maret 2002 dan 2001 (dalam jutaan rupia

No.	POS - POS	Posisi 31 Maret 2002	Posisi 31 Maret 200
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yg diterima dan belum digunakan		
	a. Rupiah	-	
	b. Valuta Asing	-	
2.	Lainnya	-	
	Jumlah Tagihan Komitmen	-	
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yg belum ditarik		
	a. Rupiah	1,434,908	1,165,47
	b. Valuta Asing	-	
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	65,913	73,90
3.	Lainnya	-	
	Jumlah Kewajiban Komitmen	1,500,821	1,239,37
	JUMLAH KOMITMEN BERSIH	(1,500,821)	(1,239,37
	KONTINJENSI		
	Tagihan Kontinjensi	-	
1.	Garansi yang diterima		
	a. Rupiah	-	
	b. Valuta Asing	-	
2.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	1,178	1,3
	b. Valuta Asing	-	
3.	Lainnya	-	
	Jumlah Tagihan Kontinjensi	1,178	1,3
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank Garansi		
	- Rupiah	81,897	71,0
	- Valuta Asing	4,488	5,5
	b. Lainnya	480	16
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	-	
3.	Lainnya	5,644	8,39
	Jumlah Kewajiban Kontinjensi	92,509	85,0
	JUMLAH KONTINJENSI BERSIH	(91,331)	(83,77

2

PT Bank Buana Indonesia Tbk.

KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA

Per 31 Maret 2002 dan 2001

(dalam jutaan rupiah)

No.	POS - POS	31 Maret 2002						31 Maret 2001					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**												
1.	*Penempatan pada Bank Lain*	-	-	-	-	-	-	-	-	-	-	-	-
2.	Surat - surat Berharga kepada Pihak Ketiga dan Bank Indonesia	-	-	-	-	-	-	-	-	-	-	-	-
3.	Kredit kepada Pihak Ketiga												
	a. K.U.K	1,356	-	-	-	-	1,356	2,201	-	-	-	-	2,201
	b. Kredit Properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	1,953	-	-	-	-	1,953	1,417	-	-	-	-	1,417
	c. Kredit lain yang direstrukturisasi	-	1,170	-	-	-	1,170	-	-	-	-	-	-
	d. Lainnya	33,919	-	-	-	-	33,919	9,772	-	-	-	-	9772
4.	Penyertaan pada Pihak Ketiga												
	a. Pada perusahaan keuangan non-bank	-	-	-	-	-	-	-	-	-	-	-	-
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan Lain kepada Pihak Ketiga	-	-	-	-	-	-	-	-	-	-	-	-
6.	Komitmen dan Kontinjensi kepada Pihak Ketiga	-	-	-	-	-	-	-	-	-	-	-	-
B.	**Pihak Tidak Terkait**												
1.	Penempatan pada Bank Lain	1,943,908	-	-	-	-	1,943,908	2,104,849	-	-	-	-	2,104,841
2.	Surat - surat Berharga kepada Pihak Ketiga dan Bank Indonesia	5,933,346	-	-	-	-	5,933,346	6,441,762	-	-	-	-	6,441,762
3.	Kredit kepada Pihak Ketiga												
	a. K.U.K	820,571	11,107	3,695	1,260	1,655	838,288	625,329	4,864	2,314	659	1,330	634,496
	b. Kredit Properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	104,247	1,932	1,639	-	6,281	114,099	61,598	661	1,278	-	6,495	70,032
	c. Kredit lain yang direstrukturisasi	571	-	16,789	-	2,004	19,364	2,888	27,999	1,220	-	-	32,107
	d. Lainnya	1,862,289	31,490	1,923	205	36,311	1,932,218	1,221,993	12,919	2,661	2,443	39,234	1,279,250
4.	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	7,889	-	-	-	-	7,889	7,889	-	-	-	-	7,889
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan Lain kepada Pihak ketiga	16,752	-	-	-	-	16,752	166,983	-	-	-	-	166,983
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	152,377	-	-	-	401	152,778	149,832	-	385	-	395	150,612
	JUMLAH	**10,879,178**	**45,699**	**24,046**	**1,465**	**46,652**	**10,997,040**	**10,798,513**	**46,443**	**7,858**	**3,102**	**47,454**	**10,901,370**
7.	PPAP yang wajib dibentuk	50,038	2,285	2,100	109	43,100	97,632	44,800	2,344	326	198	25,161	72,829
8.	PPAP yang telah dibentuk	96,662	2,285	2,100	109	43,100	144,256	89,887	2,344	326	198	25,161	117,916
9.	Total Asset bank yang dijaminkan :												
	a. Pada Bank Indonesia						-						-
	b. Pada Pihak Lain						-						-
10.	Persentase KUK terhadap total kredit						28.54%						31.38%
11.	Persentase Jumlah Debitur KUK terhadap Total Debitur						57.85%						66.26%

PT Bank Buana Indonesia Tbk.

PERHITUNGAN RASIO KEUANGAN

Periode 31 Maret 2002 dan 2001

No.	Rasio (%)	31 Maret 2002	31 Maret 2001
I.	**Permodalan**		
	1. CAR	26.14%	23.54%
	2. Aktiva tetap terhadap modal	36.94%	28.45%
II.	**Aktiva Produktif**		
	1. Aktiva produktif bermasalah	0.66%	0.54%
	2. NPL	2.44%	2.84%
	3. PPAP terhadap aktiva produktif	1.31%	1.08%
	4. Pemenuhan PPAP	147.75%	161.91%
III.	**Rentabilitas**		
	1. ROA	2.95%	1.67%
	2. ROE	40.04%	25.79%
	3. NIM	5.90%	4.42%
	4. BOPO	81.78%	90.35%
IV.	**Likuiditas**		
	LDR	27.99%	19.63%
V.	**Kepatuhan *(Compliance)***		
	1. a. *Persentase Pelanggaran BMPK*		
	i. Pihak terkait dengan bank	0.00%	0.00%
	ii. Pihak lainnya	0.00%	0.00%
	b. Persentase Pelampauan BMPK		
	i. Pihak terkait dengan bank	0.00%	0.00%
	ii. Pihak lainnya	0.00%	0.00%
	2. GWM Rupiah	5.04%	5.06%
	3. PDN	1.12%	4.13%

PT Bank Buana Indonesia Tbk.

TRANSAKSI VALUTA ASING DAN DERIVATIF

Per 31 Maret 2002 dan 2001 (dalam jutaan rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan & Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	**Terkait dengan Nilai Tukar**					
1.	Spot	84,239	-	-	-	-
2.	Forward	3,715	-	101	-	-
3.	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4.	Future	-	-	-	-	-
5.	Swap	66,918	-	148	216	-
6.	Lainnya	-	-	-	-	-
B.	**Terkait dengan Suku Bunga**					
1.	Forward	-	-	-	-	-
2.	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
3.	Future	-	-	-	-	-
4.	Swap	-	-	-	-	-
5.	Lainnya	-	-	-	-	-
C.	**Lainnya**	-	-	-	-	-
	JUMLAH			249	216	

PT Bank Buana Indonesia Tbk.

PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM

Per 31 Maret 2002 dan 2001 (dalam jutaan rupiah)

No.	KETERANGAN	31 Maret 2002	31 Maret 2001
I.	**KOMPONEN MODAL**		
	A. MODAL INTI		
	1. Modal Disetor	485,000	485,000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a. Agio Saham	23,567	23,567
	b. Disagio (-/-)	-	-
	c. Modal Sumbangan	-	-
	d. Cadangan Umum dan Tujuan	10,000	2,000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	412,898	237,867
	f. Rugi tahun-tahun lalu (-/-)	-	-
	g. *Laba tahun berjalan setelah diperhitungkan pajak (50%)*	31,933	17,007
	h. Rugi tahun berjalan (-/-)	-	-
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih Lebih	-	-
	2) Selisih Kurang (-/-)	-	-
	j. Dana Setoran Modal	-	-
	k. Penurunan nilai penyertaan pada portofolio tersedia untuk dijual (-/-)	-	-
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	-
	3. Goodwill (-/-)	-	-
	B. MODAL PELENGKAP (maks. 100 % dari Modal Inti)		
	1. Cadangan Revaluasi Aktiva Tetap	103,280	-
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif / PPAP (maks. 1,25 % dari ATMR)	52,883	42,575
	3. Modal Pinjaman	-	-
	4. Pinjaman Subordinasi (maks. 50 % dari Modal Inti)	-	-
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45 %)	-	-
II.	TOTAL MODAL INTI DAN MODAL PELENGKAP (A + B)	1,113,663	801,796
III.	PENYERTAAN (-/-)	7,889	-
IV.	TOTAL MODAL (II - III)	1,105,774	801,796
V.	AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)	4,230,616	3,405,979
VI.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG TERSEDIA (IV : V)	26.14%	23.54%
VII.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN	8.00%	8.00%

PENGURUS BANK

DEWAN KOMISARIS

- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

DIREKSI

- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

- PT Sari Dasa Karsa	:	73,83 %
- PT Makindo Tbk.	:	6,60 %
- Lain - lain	:	6,17 %
- Publik	:	13,40 %
Total	:	**100,00 %**

Catatan :

1. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No.KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
2. Kurs 31 Maret 2002 USD 1=Rp.9.852,50 dan 31 Maret 2001 USD 1=Rp.10.400,-

Jakarta, 27 Mei 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Direktur

ARIS JANASUTANTA SUTIRTO
Direktur

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 20

BANK BUANA LAUNCHES
"BUANA VISA ELECTRON"

Jakarta, July 15, 2002

Visa International together with Bank Buana launch a Debit Card "Buana Visa Electron". This new Debit Card is launched after the successful launchment of Mobile Banking last year. In Indonesia, this new Debit Card not only could be used at more than 6,500 ATM machines, 35,000 merchants,750,000 ATM machines but at 10 million merchants worldwide as well.

During grand launching ceremony at Grand Hyatt Hotel, Jakarta, Managing Director Bank Buana, Pardi Kendy states that through Buana Visa Electron, Bank Buana has somewhat shows its care to its Customers in improving its service quality.

Kendy adds that with 155 offices spread in 17 provinces in Indonesia, Buana Visa Electron would be offered to all of Bank Buana's Customers. Bank Buana has indeed enters Card Business in stages. The prime target would be to those who have owned account in Bank Buana and the next target would be Credit Card which plans to be launched by early of next year.

Until the end of March 2002, holders of Visa Electron have reached more than 61.6 million for Asia Pacific region or around 75% increase from the previous year. Visa Electron has been introduced to Asia Pacific region for the first time in 1999 as a Debit Card. Visa has targeted an increase of 250%to 150 million cards for the next 3 years.

Ellyana Fuad, Country Manager of Visa International Indonesia says that Debit Card is a product that has the highest increase and at the moment, Visa Electron holders in Indonesia have reached to 3.01 million. As of March 2002, Visa Electron holders have risen to 50% compares to the previous year. As Visa Electron could be used at all merchants, more and more Banks have offered this card. The development of this new Debit Card in Indonesia has proved satisfaction to the holders and made Visa International as one of the business strategy in retail banking. With this cooperation, Bank Buana has in fact given convenience and flexibility to its Customers.

Visa is a payment system that has been most used in Indonesia. The figure has reached to 81.6%.

BANK BUANA
Until the end of March 2002, total assets have reached to Rp. 12,147.64 billion. Loans are at Rp. 2,942.37 billion with LDR of 27.99% and relatively low NPL, 2.44% and CAR of 26.14%. Investor Magazine has categorized Bank Buana as the "Best Bank" because of the excellent performance during 2001. In addition, Info Bank magazine also awards bank Buana as a "Very Good Bank" with the grade of 85.62%.

VISA INTERNATIONAL ASIA PACIFIC

Visa is a payment method system that has been widely used in the world. Visa Card has earned an income of more than USD2 trillion from all transactions worldwide and could be used at 24 million merchants, including 750,000 ATM.

For more information, please contact:

1. Maruba Sihaloho
   Corporate Secretary
   PT BANK BUANA INDONESIA Tbk.
   Phone: (021) 6330585
   Fax: (021) 6312340
   e-mail: corsec@bankbuanaina.co.id
   Home Page: www.bankbuana.com

2. Rikarose
   PT Komunika Pratama Reksa
   Phone: (021) 72799134-5
   Fax: (021) 7202235
   e-mail: rikarose@cbn.net.id
   Home Page: www.visa-asia.com

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 21

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Monday, August 26, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of August 9, 2001.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before August 12, 2002 at the very latest.

Jakarta, July 29, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

ABRIDGED PROSPECTUS

INFORMATION ON RIGHTS ISSUE I TO SHAREHOLDERS

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO ANY SUBSEQUENT ADDITION AND OR ALTERATION. LISTING STATEMENT FOR THE SECURITIES HAS BEEN SUBMITTED TO BAPEPAM, BUT EFFECTIVE STATEMENT IS YET TO BE RECEIVED FROM BAPEPAM. THE SECURITIES HEREUNDER MAY NOT BE TRANSACTED BEFORE THE LISTING STATEMENT SUBMITTED TO BAPEPAM HAS BEEN DECLARED EFFECTIVE. SUBSCRIPTION FOR THESE SECURITIES MAY BE MADE ONLY AFTER THE PROSPECTIVE PURCHASERS OR SUBSCRIBERS HAVE RECEIVED OR HAD THE OPPORTUNITY TO READ THIS PROSPECTUS.

BAPEPAM NEVER HAS GIVEN ANY APPROVAL OR DISAPPROVAL TO THESE SECURITIES, NOR HAS IT ACKNOWLEDGED THE TRUTH OR SUFFICIENCY OF THIS PROSPECTUS. ANY STATEMENT IN CONFLICT WITH THE ABOVE IS A VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk ASSUMES FULL RESPONSIBILITY AS REGARDS THE ACCURACY OF ALL INFORMATION, DATA OR REPORTS AND THE SINCERITY OF OPINIONS STATED IN THIS PROSPECTUS

logo

PT. BANK BUANA INDONESIA Tbk

LINE OF BUSINESS:
Banking Services
Seated in Jakarta, Indonesia

Operating Head Office
Jl. Asemka No. 32-36
Jakarta 11110
Tel: (62 21) 692-2901, 692-2045
Fax: (62 21) 2601033
Domestic Telex : 42673, 42734
International Telex : 42042, 42602

Office of Commissioners & Board of Directors
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel: (62 21) 633-0585, 638-65927
Fax: (62 21) 6312340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

BRANCH:
31 Branches, 116 Sub-Branches and 7 Cashier Offices

LIMITED PUBLIC OFFERING I MADE TO SHAREHOLDERS

IN THE FRAMEWORK OF RIGHTS ISSUE

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). Every 5 (five) shares held by a shareholder whose name is stated in the Company's Register of Shareholders as of 10th September

2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription. The shares to be offered under this Rights Issue I, in which Rights are issued, are all new shares taken out of the Company's portfolio and will be listed on both the Jakarta Stock Exchange and the Surabaya Stock Exchange.

THE MAJOR RISKS THE COMPANY MIGHT HAVE TO FACE IS INCAPABILITY OF DEBTORS TO REPAY THE LENDINGS MADE AND IF THEIR AMOUNT IS MATERIAL, IT MAY AFFECT PERFORMANCE OF THE COMPANY.

Rights Certificates may be traded at the Jakarta Stock Exchange and the Surabaya Stock Exchange, or may be traded off Bourse for 5 (five)-business days commencing from 18th September 2002 through until 24th September 2002. The shares will be listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange on 18th September 2002.

This Rights Issue I is effective upon its approval given by the Extraordinary General Meeting of Shareholders of PT. Bank Buana Indonesia Tbk. If such Extraordinary General Meeting of Shareholders does not approve this Rights Issue, all the activities already conducted by PT. Bank Buana Indonesia Tbk in connection with the Rights

Issue as per the aforementioned timetable shall be deemed void.

FOR THE ATTENTION OF SHAREHOLDERS
IF THE COMPANY'S SHAREHOLDERS FAIL TO EXERCISE THEIR RIGHTS TO PURCHASE NEW SHARES OFFERRED PROPORTIONATE TO THEIR HOLDINGS, THEIR STAKE IN THE COMPANY WILL DECREASE (DILLUTED) UP TO THE MAXIMUM OF 16.67%

In connection with this Rights Issue I, all affiliated Parties shall not provide any information or make any statements relating to anything that is not contained herein unless otherwise a prior written approval is given by the Company.

This Prospectus is issued in Jakarta on 29th July 2002

TIMETABLE OF THE RIGHTS ISSUE I

Extraordinary General Meeting of Shareholders	26th August 2002
Effective Date	26th August 2002
Final Date of Rights Trading	
At Regular and Negotiation markets	4th September 2002
At Cash Market	10th September 2002
Commencement Date of Trading of Shares Without Rights	
At Regular and Negotiation markets	5th September 2002
At Cash Market	11th September 2002
Date of the Register of Shareholders Eligible to Rights	10th September 2002
Period for Distribution of Rights Certificates, Prospectus and Forms	11th-17th September 2002
Period for Splitting of Rights Certificates	17th-20th September 2002
Period for Listing at the Jakarta Stock Exchange and the Surabaya Stock Exchange	18th September 2002
Period for Trading of Rights Certificates	18th-24th September 2002

Period for Lodgment of Subscription and Payment for Rights Certificates	18th-25th September 2002
Period for Delivery of the Shares Resulted From Exercise of Rights	25th September-2nd October 2002
Final Date for Payment of Additional Share Subscription	26th September 2002
Date for Allotment of Additional Share Subscription	30th September 2002
Date of Refunds of Payments for Additional Share Subscription	2nd October 2002

RIGHTS ISSUE I

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). For every 5 (five) shares held by a shareholder whose name is registered in the Company's Register of Shareholders as of 10th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription.

The Company is incorporated by virtue of Notary deed No. 150 dated 31st August 1956, drawn up before Eliza Pondaag SH, (at that time) Notary in Jakarta, and it carries out its businesses under and based on the laws and regulations prevailing in the Republic of Indonesia. The above Deed

has been given approval by the Minister of Justice of the Republic of Indonesia under his Decree No. J.A.5/78/4, dated 24th October 1956, and registered at the District Court of Jakarta under No. 1811, dated 27th October 1956, and published in the State Gazette of the Republic of Indonesia No. 96, dated 30th November 1956, Supplement No. 1243.

Upon the Initial Public Offering, the entire Articles of Association of the Company are amended by virtue of Deed on Minutes of Extraordinary General Meeting of Shareholders No. 19, dated 22nd July 1999, drawn up before Fathiah Helmi SH, Notary in Jakarta, and have obtained approval from the Minister of Justice of the Republic of Indonesia as evident in his Decree No. C-13889.HT.01.04.Th.99, dated 30th July 1999, and registered in the Company Register at the Companies Registry of West Jakarta Municipality under No. 7862/BH.09.02/IX/1999, dated 30th September 1999, and published in the State Gazette of the Republic of Indonesia No. 103, dated 24th December 1999, Supplement No. 8563.

Pursuant to the Letter of Head of the Capital Market Supervisory Board [Bapepam] No. S-1544/PM/2000, dated 27th June 2000, the Company's Initial Public Offering has been declared effective.

The Company's Articles of Association have been amended for several times following the Initial Public Offering, as evident in, among others, Deed on Statement of Resolutions of Extraordinary General Meeting of Shareholders of the Company No. 37 dated 28th March 2002, drawn up before Fathiah Helmi SH, Notary in Jakarta, regarding the increase of the Company's authorized capital from previously IDR 900,000,000,000 (nine hundred billion Rupiah), which is divided into 1,800,000,000 (one billion eight hundred million) shares, each carrying a par value of IDR 500 (five hundred Rupiah) to become IDR 1,800,000,000,000 (one trillion eight hundred billion Rupiah) which is divided into 3,600,000,000 (three billion six hundred million) shares, each carrying a par value of IDR 500 (five hundred Rupiah), which amendment has obtained approval from the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of his Decree No. C-05659.HT.01.04.TH.2002, dated 5th April 2002, and has been registered in Company Register at the Office of Ministry of Industry and Trade of West Jakarta Municipality, dated 15th April 2002, under No. 0744/RUB.09.02/IV/2002.

Most recent amendment to the Company's Articles of Association is as laid down in the Deed on Statement of Meeting Resolutions of the Company No. 1, dated 4th June 2002, drawn up before Fathiah Helmi SH, Notary in Jakarta,

regarding increase of subscribed and fully paid up capital from previously IDR 485,000,000,000 (four hundred and eighty five billion Rupiah), divided into 970,000,000 (nine hundred and seventy million) shares, each carrying a par value of IDR 500 (five hundred Rupiah), to become IDR 620,411,835,500 (six hundred and twenty billion four hundred and eleven million eight hundred and thirty-five thousand five hundred Rupiah), divided into 1,240,823,671 (one billion two hundred and forty million eight hundred and twenty-three thousand six hundred and seventy-one) shares, each carrying a par value of IDR 500 (five hundred Rupiah), which has been reported to, and received and recorded by the Minister of Justice and Human Rights as evident in the Acknowledgment of Receipt of Report on Amendment to Articles of Association No. C-10139.HT.01.04.TH.2002, dated 10th June 2002, and registered in the Company Register at the Office of Ministry of Industry and Trade of West Jakarta Municipality, under No. 1220/RUB.09.02/VI/2002, dated 11th June 2002.

The composition of the Company's shareholders as of 30th June 2002 (prior to the Rights Issue I), according to the Company's Register of Shareholders kept at the Securities Administration Bureau, PT. Sirca Datapro Perdana is as follows:

Shareholders	Total Shares	Shareholding Percentage (%)
PT. Sari Dasa Karsa	916,094,919	73.83
10 Founding Shareholders with ownership respectively less than 1 %	76,563,952	6.17
PT. Makindo Tbk	84,964,464	6.85
The Public	163,200,336	13.15
Total	**1,240,823,671**	**100.00**

The pro forma capitalization structure and composition of the Company's shareholders before and after the Rights Issue I shall be as follows:

Item	*Before Rights Issue I*			*After Rights Issue I*		
	Total Shares	Total Par Value (in million Rupiah)	%	Total Shares	Total Par Value (in million Rupiah)	%
Authorized Capital	3,600,000,000	1,800,000,00	-	3,600,000,000	1,800,000,00	-
Subscribed and Fully Paid Up Capital:						
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83	1,099,313,903	549,656.95	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17	91,876,742	45,938.37	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85	101,957,357	50,978.68	6.85
The Public	163,200,336	81,600.17	13.15	195,840,403	97,920.20	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00	1,488,988,405	744,494.20	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-	2,111,011,595	1,055,505.80	-

Holders of Rights Certificates which fail to exercise their right to purchase the new shares under this Rights Issue I are permitted to sell their right to other parties commencing from 18th September 2002 through until 24th September 2002 through the Jakarta Stock Exchange and the Surabaya Stock Exchange or otherwise transacted off Bourse so long as it is in accordance with BAPEPAM's Regulation

No. IX.D.1. Shareholders which give up their right may see their equity lower (diluted) to the maximum of 16.67% (sixteen point sixty-seven percent).

If not all of the shares offered under this Rights Issue I are subscribed by Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If, thereafter, there are Rights not exercised, then the corresponding shares are to be returned to the Company's portfolio.

Within a period of 12 (twelve) months after effective declaration of the listing of the Shares under this Rights Issue I, the Company may plan to issue or list new shares or other securities which can be converted into shares.

PLANNED USES OF THE PROCEEDS OBTAINED FROM THE RIGHTS ISSUE I

Pursuant to the regulation of Bank Indonesia, capital adequacy amounts to one of the important conditions to be met by a bank to enable it to increase its lending activities, including add the number of its branches. At the moment, Bank Indonesia has set a minimum Capital Adequacy Ratio (CAR) of 8% of the total ATMR. Therefore, any addition of capital to a bank will provide more

flexibility for such bank to expand its lending activities, as well as increase other assets.

The proceeds obtained from this Rights Issue I, less costs of the issue, are all to be used to reinforce the Company's capital, as follows:

1. Around 20% of the proceeds is to finance establishment of new branch offices
2. Around 20% of the proceeds is to finance investment on technology upgrade
3. Around 10% of the proceeds is for improvements of quality of human resources
4. Around 50% of the proceeds is be distributed as medium term and long term loans

The Company shall report the realization of the uses of the proceeds from Rights Issue I on annual basis to the shareholders at the Company's General Meeting of Shareholders and file reports to BAPEPAM.

If the Company intends to alter the uses of the proceeds as disclosed in the Prospectus, any such alteration plan shall obtain prior approval from the Company's General Meeting of Shareholders.
All the proceeds from the Initial Public Offering of 2000 in the amount of IDR 135.80 billion, less expenses of the

issue, have all been utilized pursuant to their appropriation as reported to BAPEPAM as per Letter No. 01/DIR/384, dated 27th April 2001.

FINANCIAL HIGHLIGHTS

The following tables present the Company's financial highlights for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures in this financial highlights were taken from the Company's financial statements for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

Balance Sheet

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Assets				
Cash	88.40	122.67	148.48	131.50
Demand Deposits at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits at other banks—net	122.94	87.29	123.55	122.12
Placements at other banks—net	497.59	1,039.18	870.24	912.15
Marketable securities—net	6,788.22	6,273.14	6,460.84	6,818.49
Marketable securities purchased with Repo option—net	478.94	1,168.43	478.56	22.35
Derivatives receivable-net *	0.76	2.36	2.41	-
Loans—net	3,091.16	2,621.86	1,761.45	841.37
Acceptance receivable—net	12.21	16.69	9.88	16.94
Participations—net	7.81	7.81	7.81	15.24
Other receivables	36.88	35.45	23.13	11.61
Fixed assets—net	321.40	299.59	134.73	108.49
Other assets—net	140.70	80.75	125.06	137.78
Total Assets	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

Liabilities and Shareholders' Equity				
Current liability	120.98	51.62	57.81	32.65
Deposits by non bank customers				
Demand Deposits	2,731.52	3,079.89	2,425.51	2,086.35
Savings	3,483.85	3,877.45	3,860.55	3,610.19
Deposits	4,038.31	3,997.12	3,301.63	3,031.74
Deposits by bank customers				
Demand Deposits	2.97	2.28	2.61	4.38
Savings	6.46	10.06	4.08	2.31
Deposits	4.05	2.13	2.00	-
Call money	457.00	-	79.00	52.00
Derivative payables *	1.16	2.66	-	0.41
Acceptance payables *	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for Commitment and Contingency losses	1.60	2.38	1.54	1.33
Total Liabilities	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**
Total Liabilities and Shareholders' Equity	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

*) *Prepared in accordance with PSAK 31 (Revision 2000) which requires itemization of payables and receivables from derivatives and from acceptance in the Balance Sheet.*

Income Statement

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Income Statement				
Interest income	739.09	1,669.58	1,180.19	1,775.13
Interest expenses	(458.17)	(1,001.41)	(774.70)	(1,208.74)
Interest income—Net	280.92	668.17	405.49	566.39
Other operating expenses—Net	(133.84)	(274.70)	(280.10)	(383.65)
Operating profit prior to provisions for loans write off and others	147.08	393.47	125.39	182.74
Recovery (expense) of provision for loans write off and others	5.86	(36.83)	32.22	215.27
Operating profit—Net	152.94	356.64	157.61	398.01
Non operating income (expenses)	1.02	3.11	3.63	(3.15)
Pre-tax profit	153.96	359.75	161.24	394.86
Tax expenses	(50.37)	(99.85)	(59.72)	(115.81)
Net profit of current year	103.59	259.90	101.52	279.05
Net profit per share (full IDR value) *	83	209*	98*	389*

*) *After calculating the weighted average of the outstanding shares in connection with the distribution of bonus shares and dividends in 2002*

Financial Ratios

(in percentage)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Total Liabilities to Total Assets	91.72	91.62	93.44	94.23
Total Liabilities to Total Equity	1,107.94	1,093.00	1,425.32	1,634.25
Total Lending to Total Assets	26.17	21.98	17.04	9.51
Total Productive Assets to Total Assets	91.70	91.88	91.74	91.87
Total Third Party Deposits to Total Assets	84.71	89.25	90.28	91.29
Operating Ratios				
Net Interest Income to average Total Assets	2.30	5.84	4.02	6.89
Net Interest Income to average Total Equity	27.66	77.46	65.00	135.27
Net Interest Income to average Total Productive Assets	2.51	6.35	4.37	7.33
Net Other Operating Expenses to average Total Assets	(1.05)	(2.72)	(2.46)	(2.05)
Net Other Operating Expenses to average Total Equity	(12.60)	(36.12)	(39.74)	(40.21)
Net Other Operating Expenses to average Total Productive Assets—Net	(1.15)	(2.98)	(2.69)	(2.23)
Return on Assets	1.26	3.14	1.60	4.80
Return on Equity	12.61	36.07	19.20	79.97
Net Profit to averaged Total Productive Assets—Net	0.93	2.48	1.10	3.70
Net Operating Income (Expenses) to Interest Income	20.69	21.36	13.35	22.42
Pretax Profit to Interest Income	20.83	21.55	13.66	22.24
Net Profit to Interest Income	14.02	15.57	8.60	15.72
Loans to Net Productive Assets	28.10	23.37	18.13	9.62
Loans to Deposits Received (LDR)	28.40	22.83	17.58	9.87
Provisions for Loans Write Off to Loans	(2.43)	(2.80)	(2.69)	(7.46)
Total Non Performing Loans to Total Loans	2.39	2.80	3.85	13.26
Capital Adequacy Ratio (CAR)	22.23	23.71	20.65	24.41
Growth Ratios				
Interest Income—Net	**	64.78	(28.41)	(27.91)
Net Operating Income (Expenses)	**	126.28	(60.40)	145.43
Net Profit	**	156.01	(63.62)	187.89
Total Assets	**	15.57	11.08	38.88
Total Liabilities	**	13.31	10.15	36.55
Total Equity	**	47.76	26.29	92.69

**) *Non comparable because the figures only represent the 5 month period*

ACKNOWLEDGEMENT OF INDEBTEDNESS

Pursuant to the financial statements of PT. Bank Buana Indonesia Tbk. as of 31st May 2002 as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion, the Company has (A) Liabilities in the amount of IDR 11,102.35 billion, and (B) Commitment and Contingency Liability in the amount of IDR 1,639.86 billion as detailed below:

(in billion Rupiah)

Item		
A. Liabilities		
Current Liability		120.98
Deposits by non bank customers:		
Demand Deposits	2,731.52	
Savings	3,483.85	
Deposits	4,038.31	
		10,253.68
Deposits by other banks:		
Demand Deposits	2.97	
Savings	6.46	
Deposits	4.05	
Call Money	457.00	
		470.48
Derivative Payables		1.16
Acceptance Payables		12.34
Borrowings		52.41
Accrued Expenses		87.06
Taxes Payable		46.60
Other Payables		56.04
Provision for Commitment and Contingency Loss		1.60
Total Liabilities		**11,102.35**

B. Commitment and Contingency Liability

Commitments :		
Unrealized spot foreign currency sold	8.68	
Loan facility given to customers, not yet used	1,469.10	
Irrevocable letters of credit outstanding	59.37	
		1,537.15
Contingency :		
Bank Guarantee	98.19	
Standby Letter of Credit	1.63	
Travellers' Cheques, not yet used	2.89	
		102.71
Total Commitment and Contingency Liability		**1,639.86**

ANALYSIS AND REVIEWS BY MANAGEMENT

1. GENERAL

The Company constitutes one of "A" category banks in Indonesia based on Bank Indonesia's Letter No. 31/60/UpwBI/AdwBI/Rahasia dated 26th October 1998, which has helped the Company attract new customers fleeing from such other banks during the heights of the economic crisis. In 1998, the Company's assets rose to 123% compared to the figure in 1997, of which this high increase is prompted by influx of new customers defecting from other banks for more sound banks.

With more effective and efficient management, particularly in relation to management of liquidity, the Company is also free from such financial hardship which results from heavy lending made during the time prior to the crisis. The Company focuses more on small and medium enterprises

in its lending activities. Thereby, with prudent banking and discipline lending management, the Company is able to become one of the best banks in banking industry, in terms of its lending portfolio, capital structure and capacity. Successes in the strategy and corporate management are evident in the Company's ability in making profits and maintaining its Productive Assets Quality and ability in increasing its lending.

The Company also managed to establish a corporate culture which relies on the principles of transparency, integrity and application of sound banking standards. Thus, in order to counterbalance such trusts given by all parties toward the Company, the entire management and employees of the Company are consistent in their actual practice of prudent banking principles, and not to view this principle as simply an empty slogan, but they also improve performance toward good corporate governance, in relation to the Company's capacity as a publicly-listed company, it should be able to bring in benefits to its stakeholders by providing the shareholders with maximum returns, adequate welfare to all its employees and its success in helping develop economic capacity of the people, through its intermediary functions to accommodate productive enterprises which will eventually contribute to increasing state revenues through taxes.

Only recently, the Company was named the Best Bank among those banks with assets ranging between IDR 10 trillion to IDR 50 trillion, by 'Investor' magazine (Issue No. 57, Year # IV, 26th June - 9th July 2002) and the predicate 'Very Sound' awarded by 'Infobank' magazine, for the past 3 years.

2. FINANCIAL ANALYSIS

The following discussions are to be read in conjunction with the Company's Financial Statements for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

2.1. Interest Income and Expenses

The following table represents the figures for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah, except for percentage)

ITEM	31st May 2002 (5 Months)		31st Desember 2001 (1 year)		31st Desember 2000 (1 year)		31st Desember 1999 (1 year)	
	Amount	%	Amount	%	Amount	%	Amount	%
Interest Income								
Loans	208.53	28.21	372.03	22.28	199.91	16.94	205.43	11.57
Marketable securities:								
SBI (Bank Indonesia Certificates)	404.36	54.71	1,036.23	62.07	857.21	72.63	1,463.99	82.47
Other Marketable Securities	97.33	13.17	166.49	9.97	43.53	3.69	13.76	0.78
	501.69		1,202.72		900.74		1,477.75	

Placements at other banks	11.75	1.59	57.22	3.43	49.50	4.19	70.97	4.00
Demand Deposits at other banks	0.22	0.03	2.39	0.14	2.24	0.19	1.30	0.07
Commissions	16.90	2.29	35.22	2.11	27.80	2.36	19.68	1.11
Total	**739.09**	**100.00**	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**1,775.13**	**100.00**
Interest Expenses								
Demand Deposits	54.79	11.96	141.43	14.12	121.32	15.66	149.38	12.36
Savings	166.07	36.25	391.47	39.09	334.00	43.11	465.63	38.52
Time Deposits	225.58	49.23	448.35	44.77	301.72	38.95	568.32	47.02
Call Money	7.65	1.67	11.55	1.15	9.22	1.19	7.08	0.58
Borrowings	3.85	0.84	8.06	0.81	8.18	1.06	15.42	1.28
Others	0.23	0.05	0.55	0.06	0.26	0.03	2.91	0.24
Total	**458.17**	**100.00**	**1,001.41**	**100.00**	**774.70**	**100.00**	**1,208.74**	**100.00**
Net Interest Income	**280.92**		**668.17**		**405.49**		**566.39**	

2.1.1. Interest Income

For the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, the Company managed to record interest income in the amounts of respectively IDR 739.09 billion, IDR 1,669.58 billion, IDR 1,180.19 billion and IDR 1,775.13 billion. Interest income largely came from Bank Indonesia Certificates which contribute respectively 54.71%, 62.07%, 72.63% and 82.47% against the total interest income for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

Interest income increases by 41.47% from IDR 1,180.19 billion in 2000 to IDR 1,669.58 billion in 2001. In 2001, the Company also managed to increase interest income from lending by IDR 172.12 billion compared to the 2000's figure.

Contribution of lending interest income to the total interest income also increases from 11.57% in 1999 to 16.94% in 2000 and 22.28% in 2001. This higher interest income from lending is caused by improving economic condition in the course of 2001, following the very fluctuating interest rates and liquidity shortage in banking industry during the previous years (ever since the outset of the crisis about four years ago). For the five-month period ending on 31st May 2002, the Company's interest income from lending amounts to IDR 208.53 billion, which represents 28.21% of the total interest income made by the Company in the course of the five-month period ending on 31st May 2002.

The weighted average annual interest for IDR loans provided by the Company during 2001 is at 17.65% which is almost as high as the interest rate of Bank Indonesia Certificates, which is 17.59%. The weighted average annual interest for IDR loans provided by the Company during the five-month period ending on 31st May 2002 is 17.65%.

Total interest income from affiliated parties during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 is less than 5% of the total interest income.

Commission income during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, respectively, stays at IDR 16.90 billion, IDR 35.22 billion, IDR 27.80 billion and IDR 19.68 billion. Commission income for the period and fiscal years ending on such dates above is less than 2.50% of the total interest income.

2.1.2. Interest Expenses

Interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 stay at respectively IDR 458.17 billion, IDR 1,001.41 billion, IDR 774.70 billion and IDR 1,208.74 billion. The increase of interest expenses in 2001 of 29.26% or IDR 266.71 billion is caused by increased interest expense for time deposits in 2001, which stays at IDR 448.35 billion.

The lower growth of interest expenses compared to the higher growth of interest income is caused by the cheap cost of fund of the Company. Interest expenses from savings (comprising demand deposits, savings, deposits and call money) is the largest contributor to the total interest expenses of the Company. In whole, savings interest expenses for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December

2001, 2000 and 1999 respectively amounts to IDR 454.09 billion, IDR 992.80 billion, IDR 766.26 billion, and IDR 1,190.41 billion.

2.2. Net Interest Income

For the five-month period ending on 31st May 2002, net interest income is recorded at IDR 280.92 billion. Net interest income in 2001 amounts to IDR 668.17 billion, which means an increase of IDR 262.68 billion or 64.79%, compared to the 2000's figure of IDR 405.49 billion. In 1999, net interest income amounts to IDR 566.39 billion.

This increase in net interest income is in line with the strategy adopted by the Company in its maintaining the efficiency and quality of its productive assets. The lending made by the Company truly supported growth of customers, as this is indicated in the absolute value as well as the very low percentage of non performing loans. This increased net interest income is proof of the remaining high trusts given by the public to the Company as the right place to keep their funds.

2.3. Other Operating Income And Expenses

The following table presents the composition of other operating income and expenses for the five-month period

ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Other Operating Income				
Income from foreign exchange transactions—net	6.50	20.06	12.61	27.83
Income from derivatives transactions—net	4.28	9.20	1.94	3.82
Income from non-loans commissions and fees	13.49	25.65	24.04	21.35
Gains not yet realized due to increased fair value of marketable securities	33.56	-	-	-
Other income—net	6.13	52.78	-	5.21
Total	**63.96**	**107.69**	**38.59**	**58.21**
Other Operating Expenses				
(Expense) recovery of provision for loans and other productive assets write off —net	5.86	(36.83)	32.22	215.27
Loss not yet realized due to decreased fair value of marketable securities	-	(6.15)	-	-
Personnel expenses	(73.47)	(179.38)	(154.59)	(255.43)
Building expenses	(8.75)	(24.03)	(15.05)	(15.04)
General and administration expenses	(115.58)	(172.83)	(149.05)	(171.39)
Total	**(191.94)**	**(419.22)**	**(286.47)**	**(226.59)**
Other Operating Expenses—Net	**(127.98)**	**(311.53)**	**(247.88)**	**(168.38)**

Other operating income for the five-month period ending on 31st May 2002 is at IDR 63.96 billion. In 2001, other operating income increases by IDR 69.10 billion from IDR 38.59 billion in 2000 to IDR 107.69 billion in 2001. Other operating income decreases by IDR 19.62 billion, from IDR 58.21 billion in 1999 to IDR 38.59 billion in 2000.

For the five-month period ending on 31st May 2002, the largest contributor to the total other operating income came from 'gains not yet realized due to increased fair value of marketable securities for trading' in the amount of IDR 33.56 billion. In 2001, the largest contributor to the increase of other operating income is recovery from

forfeited collateral securities in the amount of IDR 35.67 billion.

For the five-month period ending on 31st May 2002, Other Operating Expenses are recorded at IDR 191.94 billion, and the largest contributor is general and administration Expenses which is at IDR 115.58 billion. Total other operating expenses in 2001 reaches IDR 419.22 billion, an increase of IDR 132.75 billion compared to the 2000's recorded figure of IDR 286.47 billion. In 2001, the major contributors of these other operating expenses are personnel expenses and general and administration expenses, each contributing IDR 179.38 billion and IDR 172.83 billion, or 42.79% and 41.23% respectively of the total other operating expenses.

Compared to personnel expenses in 2000, the figure in 2001 increases by IDR 24.79 billion, in which the largest contributors are personnel salary and wages, at IDR 5.51 billion and pension funds installment, at IDR 5.68 billion. Meanwhile, in 2000, personnel expenses decrease by IDR 100.84 billion, compared to the figure as of the closing of 1999. As for the five-month period ending on 31st May 2002, personnel expenses stay at IDR 73.47 billion.

Increase in General And Administration Expenses in 2001 and 2000 is caused by increased prices of goods and services in the course of 2001 and 2000. Although general and administration expenses increase significantly in 2001 in Rupiah amount, compared to the figures of 2000 and 1999, but the ratio of general and administration expenses toward the total other operating expenses, decreases from 75.64% in 1999 to 52.03% in 2000 and 41.23% in 2001. For the five-month period ending on 31st May 2002, general and administration expenses are recorded at IDR 115.58 billion.

2.4. Assets Growth

The following table presents the composition of assets as of 31st May 2002, 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Cash	88.40	122.67	148.48	131.50
Demand Deposits, at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits, at other banks	124.18	88.17	124.80	123.35
Provision for write off of Demand Deposits at other banks	(1.24)	(0.88)	(1.25)	(1.23)
Placements made at other banks	502.62	1,049.68	879.03	921.36
Provision for write off of placements made at other banks	(5.03)	(10.50)	(8.79)	(9.21)
Marketable securities	6,799.77	6,281.33	6,462.04	6,818.49
Provision for write off of marketable securities	(11.55)	(8.19)	(1.20)	-
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Provision for write off of 'Marketable securities purchased with Repo option'	(5.00)	(12.02)	-	-
Derivative receivables	0.77	2.38	2.41	-
Provision for write off of Derivative receivables	(0.01)	(0.02)	-	-

Loans				
Related parties	39.21	37.22	26.47	12.76
Third parties	3,128.88	2,660.27	1,783.58	896.47
Provision for loan write off	(76.93)	(75.63)	(48.60)	(67.86)
Acceptance receivables	12.33	16.86	9.98	17.11
Provision for write off of Acceptance receivables	(0.12)	(0.17)	(0.10)	(0.17)
Participation	7.89	7.89	7.89	15.39
Provision for decreasing value of participation	(0.08)	(0.08)	(0.08)	(0.15)
Other receivables	36.88	35.45	23.13	11.61
Fixed assets, acquisition price / revalued amount	436.51	399.78	214.68	168.04
Accumulated depreciation	(115.11)	(100.19)	(79.95)	(59.55)
Other assets	140.70	80.75	160.73	137.78
Provision for decreasing value of other assets	-	-	(35.67)	-
TOTAL ASSETS	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

As of 31st May 2002, 31st December 2001, 2000 and 1999, the Company's total assets respectively amount to IDR 12,104.42 billion, IDR 12,274.10 billion, IDR 10,620.37 billion and IDR 9,561.28 billion. As of the closing of 2001, total assets increases by IDR 1,653.73 billion or 15.57% compared to the figure in 2000. Total assets as of the closing of 2000 also increases by IDR 1,059.09 billion or 11.08% compared to the total assets as of the closing of 1999. Such increase in total assets as of the closing of 2001 and 2000 is resulted from increase of Productive Assets. In 2001, lending increases significantly by IDR 887.44 billion or 49.03%, consisting of lending to affiliated parties, in the amount of IDR 10.75 billion, and lending to third parties, in the amount of IDR 876.69 billion.

As of 31st May 2002, the Company's total assets is at IDR 12,104.42 billion, which means a decrease of 1.38% compared to the figure as of 31st December 2001. The

largest decrease is in placements to other banks and in marketable securities purchased with repo option, respectively in the amount of IDR 547.06 billion and IDR 696.51 billion.

2.4.1. Interest Producing Productive Assets

The following table presents the composition of Interest Producing Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Demand Deposits at other banks	124.18	88.17	124.80	123.35
Placements at other banks	502.62	1,049.68	879.03	921.36
Marketable securities:				
Bank Indonesia Certificates	5,646.54	5,462.52	6,190.25	6,765.56
Other securities	1,153.23	818.81	271.79	52.93
	6,799.77	6,281.33	6,462.04	6,818.49
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Loans	3,168.09	2,697.49	1,810.05	909.23
Total	**11,078.60**	**11,297.12**	**9,754.48**	**8,794.78**

The proceeds obtained by the Company will be vested in Productive Assets. On 31st May 2002, 31st December 2001, 2000 and 1999, Interest Producing Productive Assets amount to respectively IDR 11,078.60 billion, IDR 11,297.12 billion, IDR 9,754.48 billion and IDR 8,794.78 billion.

The Company's Productive Assets as of 31st May 2002, 31st December 2001, 2000 and 1999 represent respectively 91.53%, 92.04%, 91.85% and 91.98% of the total fixed assets as of such dates. On 31st May 2002, 31st December

2001, 2000 and 1999, investments in Bank Indonesia Certificates represent the largest portion in the Company's Interest Producing Productive Assets, respectively 50.97%, 48.35%, 63.46% and 76.93% of the total Interest Producing Productive Assets. Increase of Interest Producing Productive Assets in the amount of IDR 1,542.64 billion or 15.81% in 2001 to IDR 11,297.12 billion as of the closing of 2001 is resulted from increase of lending made, at IDR 887.44 billion, other marketable securities, at IDR 547.02 billion, placements at other banks, at IDR 170.65 billion, and marketable securities purchased with repo option, at IDR 701.89 billion. Increase of Interest Producing Productive Assets in 2000 by IDR 959.70 billion, compared to the 1999's figure, is largely caused by increase of lending made in the amount of IDR 900.82 billion.

2.4.2. Lending

The Company has the expertise and experience in accommodating small and medium enterprises; and therefore its lending is concentrated on trading sector, restaurant and hotel businesses, as well as industry. The Company's lending to such sectors has increased markedly since 1999. The total lending made to the trading sector, restaurants and hotels, as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 1,526.34 billion, IDR

1,237.59 billion, IDR 915.97 billion and IDR 466.45 billion which represents 48.18%, 45.88%, 50.60% and 51.30% of the total lending made by the Company. The total lending made to industry sector as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amounts to IDR 744.49 billion, IDR 660.55 billion, IDR 422.88 billion and IDR 250.79 billion, respectively representing 23.50%, 24.49%, 23.36% and 27.58% of the total lending made.

At the moment, our national banking industry has not fully resumed its intermediary function. This is evident in the huge investment made in Bank Indonesia Certificates by operating banks. However, the Company has always tried increase its lending, as evident in the increase of lending made from IDR 909.23 billion as of the closing of 1999 to IDR 1,810.05 billion as of the closing of 2000, and to IDR 2,697.49 billion as of the closing of 2001 and further increases to IDR 3,168.09 billion as of 31st May 2002. The annual growth of lending from 1999 through to 31st May 2002 are 99.08% during 1999–2000 period, 49.03% during 2000–2001 and 17.45% during the five-month period ending on 31st May 2002.

2.5. Growth of Liabilities

The following table presents the composition of liabilities as of 31st May 2002, 31st December 2001, 2000 and 1999 :

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Current liability	120.98	51.62	57.81	32.65
Deposits by				
Related Parties	310.77	237.09	267.76	229.66
Third Parties	9,942.91	10,717.37	9,319.93	8,498.62
Deposits by other banks				
Related Parties	0.01	0.29	0.08	-
Third Parties	470.47	14.18	87.61	58.69
Derivative payables	1.16	2.66	-	0.41
Acceptance payables	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for loss				
Commitment and Contingency	1.60	2.38	1.54	1.33
TOTAL LIABILITIES	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**

Total liabilities as of 31st May 2002 stay at IDR 11,102.35 billion, which means a decrease of 1.27% compared to the figure as of the closing of 2001. Total liabilities as of 31st December of 2001 stay at IDR 11,245.26 billion, which means an increase of IDR 1,321.16 billion or 13.31% compared to the figure as of 31st December 2000. Total liabilities as of 31st December 2000 are at IDR 9,924.10 billion, which means an increase of IDR 914.14 billion or 10.15% compared to the total liabilities as of 31st December 1999.

In 2000 and 2001, the highest contributors of the increase are savings, which see an increase of 9.85% or IDR 859.41 billion, from the total of IDR 8,728.28 billion as of the closing of 1999 to IDR 9,587.69 billion as of the closing of 2000, and then further increases by 14.26% or IDR 1,366.77 billion to IDR 10,954.46 billion as of the closing of 2001. The major contributor of the increase in

the Company's liabilities during the five-month period ending on 31st May 2002 is savings from other banks (third parties) in the amount of IDR 456.29 billion. The increase trend of savings as described above indicates the high trusts and image that the Company's has won from the public.

2.6. Equity Growth

Balance of equity as of 31st May 2002 is recorded at IDR 1,002.07 billion, which means a decrease of IDR 26.77 billion compared to the figure as of 31st December 2001. This decrease is caused by decrease of profit balance by IDR 305.99 billion, increase of subscribed and fully paid up capital of IDR 135.41 billion and increase of net paid-up capital of IDR 144.20 billion.

The IDR 305.99 billion decrease of profit balance is caused by the fact that the Company, during the five-month period ending on 31st May 2002, only makes a net profit of 103.59 billion, pays cash dividends of IDR 129.98 billion and capitalization of profit balance of IDR 279.61 billion in connection with distribution of dividends. The increase of subscribed and fully paid up capital by IDR 135.41 billion and increase of net paid-up capital by IDR 144.20 billion are caused by the distribution of share dividends and bonus shares.

Balance of equity as of 31st December 2001 amounts to IDR 1,028.84 billion, which means an increase of IDR 332.57 billion compared to the figure as of 31st December 2000. Such increase of equity is caused by increase of profit balance of IDR 228.86 billion, and difference from revaluation of fixed assets in the amount of IDR 103.28 billion. The increase of profit balance of IDR 228.86 billion is the result of the current year's net profit of IDR 259.90 billion offset by the distribution of cash dividends of IDR 31.04 billion.

Increase of subscribed and fully paid up capital in 2000 is the result of the Initial Public Offering made in 2000. As of 31st December 2001 and 2000, the Company's Authorized Capital amounts to IDR 900 billion, which is divided into 1,800,000,000 shares, each carrying a par value of IDR 500. The Company's subscribed and fully paid up capital as of 31st December 2001 and 2000 amounts to IDR 485 billion, divided into 970,000,000 shares, each carrying a par value of IDR 500.

On 31st May 2002, the Company's Authorized Capital is recorded at IDR 1,800 billion which is divided into 3,600,000,000 shares each carrying a par value of IDR 500. Its subscribed and fully paid up capital increases to IDR 620.41 billion, which is divided into 1,240,823,671 shares, each carrying a par value of IDR 500. Such change

of subscribed and fully paid up capital is caused by the distribution of bonus shares and share dividends.

3. PRUDENT BANKING PRINCIPLES

The Indonesian banks, the Company's included, are subject to the regulations set forth by Bank Indonesia particularly those regulations regarding prudent banking practice. Violation of such regulations on prudent banking practice will bring in negative impacts to the Company's fitness or will even cause the Company to be liquidated if it harms the national banking system.

Therefore, in the course of conducting its operations, the Company will always adhere to the prudent banking practice. The factors used by Bank Indonesia in assessing the soundness of a bank are those comprised in the CAMEL (Capital Adequacy, Assets Quality, Management, Earning Sustainability and Liquidity).

3.1. Capital Adequacy Ratio (CAR)

Under Bank Indonesia Regulation No. 31/146/KEP/DIR, dated 12th November 1998, as amended by Bank Indonesia Regulation No. 3/21/PBI/2001, dated 13th December 2001 on Mandatory Fulfillment of Minimum Capital Adequacy Ratio (CAR) of Commercial Banks, since 31st December 2001, Bank

Indonesia has required all commercial banks to maintain a minimum equity of 8%.

Since 1999 through to 31st May 2002, the Company has always met the given minimum Capital Adequacy Ratio (CAR) threshold. The Company's Capital Adequacy Ratio (CAR) as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively stays at 22.23%, 23.71%, 20.65% and 24.41%.

3.2. Quality of Earning Assets/Productive Assets

The statutory provisions on Productive Assets Quality are laid down in Bank Indonesia Regulation No. 31/147/KEP/DIR, dated 12th November 1998. The Company's success in producing high net interest income has been made possible by good quality of its Productive Assets.

As of 31st May 2002, 31st December 2001, 2000 and 1999, the Company has allocated provision for productive assets write off in compliance with prevailing Bank Indonesia regulations, respectively, in the amount of IDR 99.96 billion, IDR 107.49 billion, IDR 60.02 billion and IDR 78.62 billion, respectively representing 0.90%, 0.95%, 0.62% and 0.89% of the total Productive Assets of respectively IDR 11,099.59 billion, IDR 11,324.25 billion, IDR 9,774.76 billion and IDR 8,827.28 billion.

Total non performing loans (substandard, doubtful and loss) as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amount to IDR 75.62 billion, IDR 75.59 billion, IDR 69.75 billion and IDR 120.56 billion, respectively representing 2.39%, 2.80%, 3.85% and 13.26% of the total lending made by the Company. The Company's success in maintaining its low non performing loans is in line with its consistency with the prudent banking practice. This non performing loans ratio is far below the threshold set forth by the Bank Indonesia Regulation No. 2/11/PBI/2000 dated 31st March 2000 which set the maximum permitted non performing loans of 35% as of 31st March 2000, and a maximum level of 5% as of the closing of 2001.

The largest contributor of the non performing loans is corporate loan which contributes respectively 7.56%, 8.67%, 10.72% and 30.36% as of 31st May 2002, 31st December 2001, 2000 and 1999. This is resulted from those syndicated loans the settlement of which is coordinated by The Indonesian Bank Restructuring Agency [IBRA]. The Company's Productive Assets, save those lending made in Indonesian IDR or foreign exchange, are all categorized as passed.

The Company will always try to collect those loss loans which have been written off. The ratio of provision for loan write off against the total lending made and the

ratio of total non performing loans against the total lending made are in fact stable. This is in line with the Company's efforts to continue improving the quality of its lending and commit new loans in selective/prudent manner with due consideration on quality of their business feasibility and characters of the borrowers.

3.3. Management

The Company, with its vast network of offices, manpower and assets, requires improved management quality in order to eliminate possible market risks, lending risks, operating risks and legal risks both to the Company as well as its management members. Now that in order to eliminate such risks, the Company needs to implement two policies, namely:

1. Regulatory Policy. Operating activities, products to offer, recording administration and reporting shall comply with the prudent banking practice as laid down in the Directives and Circulars of the Company's Board of Directors which shall serve as reference for all units at Central office, Branches and Sub-Branches.

2. Organizational policy. The Company is divided into two functions, namely Operating and Non Operating functions. The Central office shall be responsible to

put in place organizational policy and procedure to serve as working reference and reference for the supervisory duty. Units at Sub-Branches shall be responsible to perform all operating activities, administration and reporting in accordance with the given reference/regulations.

The risk control to be conducted covers:

1. Field of Operation. Shall comply with the Standard Operating Procedures which govern the flow of transactions and documents and the duty and responsibility of each post.

2. Field of Lending. Shall comply with the annual Work Plan which stipulates growth, business scale, as well as sectors of economy to be financed. As to the process of authorizing a loan, commencing from submission of loan application from Branches, evaluation and analysis by the Bureau of Lending Assessment and Supervision of the Central Office, shall comply with lending policy and procedure and subject to approvals of Board of Directors Meeting.

3. Field of Treasury. Management of liquidity, interest rate and exchange rate is to be conducted in accordance with the resolutions of Board of Directors

Meeting and supported with accurate data from ALCO (Assets & Liabilities Committee). Foreign exchange transactions are to be conducted only for the customers. The Company will not maintain bank positions so as to prevent possible loss from fluctuation of the exchange rate.

4. Field of Evaluation. The Company's Board of Directors on regular basis, once a week, calls for and organizes evaluation meeting on work progress and performance. Once a month, the Board of Directors organizes coordination meeting to be attended by all Bureau Chiefs to discuss on the works to be performed in accordance with he work and budget plans.

5. Field of Supervision.

   - The Company's Board of Directors has named Director of Compliance to hold the authority to reject policies or decisions if they are in contravention of the principles of prudent banking practice.
   - Supervision is performed by the Bank's Internal Audit Unit [SKAI], in which regular audits are to be performed on all units, Branches, Sub-Branches; and the results thereof are to be reported to the

President Director, Board of Commissioners and Committee of Auditors.

- The Board of Commissioners and Committee of Auditors, along with the President Director, on monthly basis, convene to discuss on the findings made by Bank's Internal Audit Unit [SKAI].

3.4. Profitability

3.4.1. Return On Assets (ROA)

ROA presents the ratio between profit before period/annual tax against average total assets during such period/year. The Company's ROA for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 are as follows:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Return on Assets (ROA)	1.26	3.14	1.60	4.80

ROA growth year to year is prompted by increase in operating returns during the same periods above. The 123.12% pretax profit increase in 2001 compared to the 2000's figure, causes the ROA to rise by 96.25% in 2001 compared to the year 2000's figure.

3.4.2. Return on Equity [ROE]

ROE presents the ratio between the net profit of a period/year against the average total equity during the same period/year. The Company's ROE during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 are as follows:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Return on Equity [ROE]	12.61	36.07	19.20	79.97

3.4.3. Productivity Ratio (Expenses to Revenues Ratio)

Productivity Ratio (Expenses to Revenues Ratio) presents the ratio between operating expenses and operating income. The following table presents the Company's Productivity Ratio during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Productivity Ratio	80.96	79.93	65.64	78.29

3.5. Liquidity

The Company has capital surpluses vested in the form of Bank Indonesia Certificates (SBI) in the amount of IDR 5,646.54 billion, IDR 5,462.52 billion, IDR 6,190.25 billion and IDR 6,765.56 billion respectively on 31st May 2002, 31st December 2001, 2000 and 1999.

As of 31st May 2002 and 31st December 2001, the Company's liquidity in terms of difference of maturity between assets and liabilities, the liabilities with maturity of up to one month are IDR 6,588.58 billion and IDR 5,885.32 billion larger, respectively, compared to those assets with one-month maturity. The Company has identified the pattern of drawing and uses of the funds by customers. However, when there is sudden withdrawal of significant amounts, the Company still has funds in the form of marketable securities with more than one-month maturity which can be transacted in the market at any time and from time to time.

3.5.1. Statutory Minimum Demand Deposit

The management of liquidity conducted by the Company is such that efforts are to maintain that the earning funds carry interest rates which are below the average interest rates of the Bank Indonesia Certificates. Cash balance

shall be at such level in accordance with the requirements, habits of customers and the Company's mandatory minimum demand deposit. The Company's Mandatory Minimum Demand Deposit for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 has met the minimum level set by Bank Indonesia.

3.5.2. Loan to Deposit Ratio [LDR]

The Company is of the opinion that all funds gathered shall be utilized in the maximum manner possible to optimize profits but without having to sacrifice bank's liquidity. The following table presents the Company's Loan to Deposit Ratio [LDR] as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in %)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Loan to Deposit Ratio [LDR]	28.40	22.83	17.58	9.87

3.5.3. Inter Bank Net Liability Ratio

Inter Bank Net Liability Ratio pertains to the ratio between bank obligations and receivables at such other bank compared to the amount of core capital. The average negative ratio means that the Company's receivables at other banks are larger that the Company's payables to such

banks (net placer). The following table shows position of the Company's Inter Bank Net Liability Ratio.

(in %)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Inter Bank Net Liability Ratio	(141.73)	(349.13)	(240.85)	(228.50)

4. BUSINESS OUTLOOK

4.1. National Economic Outlook

Indonesia's projected GDP growth in 2002 is set at 3.5%. Projected national economic growths by economic sectors for 2002 are as follows:

(in %)

Sectors	Projected Growth
Export of goods and manufacture	7.8
Household Consumptions	4.3
Property	2.0

Total Indonesia's population is estimated at 220 million and its per capita income is at IDR 7.2 million.

4.2. Constraints Faced By National Economy

Indonesia's economy is to face very tough challenge if the restructure foreign debts amounting to US$ 140 billion fails to work out as expected. Such burden is even aggravated by domestic debts of the Government, consisting

of indebtedness under the banks recap bonds in the amount of IDR 430.4 trillion and obligation to pay off third party's funds owed by the banks under the status of BBO and BBKU (basically means, discontinued operations).

Other national economic constraints are increases of prices which are expected to continue. This will result in lower real income of the people and therefore reduced volume of transactions of goods and services. Money markets particularly foreign exchange markets, and capital markets are to face with the fluctuations due to the political instability in Indonesia. The heating Indonesia's political situation as we are nearing the 2004 elections will cause business people and investors to postpone their business expansions.

4.3. The Company's Business Outlook

As national economy is trying to stabilize itself, there will not be much room for national banks and the Company to expand their lending significantly. Other impediments include possible increase of prices which will cause reduction in the transactions of goods and services of debtors.

Business and financial growth of the Company during 2002 can be achieved by adhering to the strategy of maintaining

the trust of the public to put their deposits in the Company. In terms of lending, the Company is to maintain the good relationship which has long developed with its debtors in order to ensure their continued operations and good loan quality.

EQUITY

The following table indicates trends of the Company's equity during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures were taken from the Company's Financial Statements for the five-month period ending on 31st May 2002 and from the Financial Statements for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by public accountant office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Subscribed and fully paid up capital	620.41	485.00	485.00	235.00
Additional paid-up capital	167.77	23.57	23.57	-
Difference from revaluation of fixed assets	103.28	103.28	-	-
Difference of the value of restructure transactions of affiliated parties	(6.22)	(6.22)	(6.22)	(6.22)
Gains (Losses) not yet realized due to increase (decrease) of the fair value of marketable securities made available for sales	(0.07)	0.32	(0.11)	0.03
Profit balance	116.90	422.89	194.03	322.51
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**

Following this Rights Issue I, with Rights representing a total of 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and with the assumption that on 31st May 2002 all the shareholders would have subscribed/acquired on pari passu basis all the shares on offer, then the position of subscribed and fully paid up capital as of 31st May 2002 will be at IDR 744.49 billion. The following is the pro forma table on equity as of 31st May 2001 if the Rights Issue I and all the Rights were completed/exercised in 2002.

(in billion Rupiah)

Item	Subscribed and fully paid up capital	Additional Paid-Up Capital	Difference of fixed assets revaluation	Difference of the value of restructure transactions of affiliated parties	Losses not yet realized due to decrease of the fair value of marketable securities made available for sales	Profit Balance	Total Equity
Equity according to financial statements as of 31st May 2002	620.41	167.77	103.28	(6.22)	(0.07)	116.90	1,002.07
Changes of equity if the Rights Issue I by 248,164,734 shares taking place on 31st May 2002, with par value and offer price of IDR 500 per share	124.08	-	-	-	-	-	124.08
Pro forma equity as of 31st May 2002 after the Rights Issue I and increase of subscribed and fully paid up capital, with par value of IDR 500 per share	744.49	167.77	103.28	(6.22)	(0.07)	116.90	1,126.15

MILESTONES AFTER THE DATE OF INDEPENDENT AUDITORS' REPORT

There are no significant events taking place after the date of Independent Auditors' Report otherwise having material impacts to be disclosed in this Prospectus.

BUSINESS RISKS

Similarly like those other sectors, the Company's businesses were never free from the adverse impacts of both macro and micro factors. The types of risk which are predicted to affect the Company's performance in general can be identified according to the following categories:

1. LENDING RISKS

These risks pertain to the continued and smooth repayments by debtors of both interests and principal of the loans provided to them. Failures of debtors in meeting such payments may be resulted from unfitness of their businesses, as the results of poor decision made by the Company's management in terms of lending, and changes of such external factors which disturb the businesses of debtors or adversely affect their ability to repay their debts. If the risks shall manifest materially, then such will adversely affect the Company's performance. Until

this day, these risks have been suppressed with the principles of prudent banking practice consistently applied.

2. OPERATING RISKS

The Company's is expanding in terms of the number of offices, employees and total assets. If these are poorly managed, there are chances for irregularities which will bring in damaging impacts, namely loss of trusts of the public in the Company and eventually, financial loss. In order to eliminate these risks internal supervision is to be applied throughout the Company's organization, functions, duties and responsibilities, at each level of posting with the support of online information technology application.

3. TECHNOLOGY RISKS

Technology is one important element in banking business. The type of technology adopted by a bank affects the types of products and facilities/features that it can offer its customers. The Company's inability to catch up with the ever-advancing technology will adversely affect its competitiveness, and therefore less opportunity to attract new customers and possible exodus of customers to other better banks. To address these risks, the Company has made

investments in the field of information technology and the newest technology application system in order to present the best banking service in Indonesia and ensure that the Company is a trustworthy bank.

4. LIQUIDITY RISKS

Liquidity pertains to the ability of a unit of business to meet its current obligations to both its customers and creditors. In banking industry, liquidity rate is a factor which must be maintained by the management. Deficient liquidity might cause customers to lose their trusts. On the other hand, over liquidity, coupled with poor management, will be injurious to the Company. In order to address these risks, the Company will identify the patterns of drawing and uses of funds by customers. However, when there is sudden withdrawal of significant amounts, the Company still has liquid funds in the form of marketable securities with more than one (1) month maturity which can be transacted in the market at any time and from time to time.

5. RISKS ATTRIBUTABLE TO PROVISION FOR PRODUCTIVE ASSETS WRITE OFF

Bank Indonesia as Indonesia's Central Bank requires that all banks to itemize provision for productive assets write

off based on the valuation of the Productive Assets. Based on such valuation, Productive Assets are to be divided into the following categories: passed, special mention, substandard, doubtful and loss. If the Company fails to comply with such requirements of Bank Indonesia, the Company's soundness rate will be adversely affected and this will adversely affect performance of the Company.

6. CAPITAL ADEQUACY RISKS

Bank Indonesia regulations require that banks shall maintain their Capital Adequacy Ratio (CAR) at such level no less than 8%. If the Company is unable to meet such minimum Capital Adequacy Ratio (CAR) requirement, Bank Indonesia will include the Company into such group of Banks On Watch (or BDP), and then the bank will be required to draw up its business plan in order to meet that threshold. If it fails, it will affect the continued operations of the Company. In order to address the possible risks in lending, the Company will consistently extend its loans to small and medium enterprises with wide distribution, to include sectors of trade, distributors, and to channel funds to liquid and low risks instruments.

7. INTEREST RATE FLUCTUATION RISKS

Fluctuation of the interest rates caused by monetary policies imposed by the Government can effect the

Company's performance. High interest rate will increase funding cost to be paid by the Company, while the Company cannot at the same time increase the interest rate for its lending made to customers, thereby the margin will be smaller. In addition to this smaller margin, the continued trend of higher interest rate will cause the real sector unable to pay their interest obligation, thereby minimizing the Company's interest income. The low interest rate of the Bank Indonesia Certificates, as instrument of government monetary policy, will also affect performance of the Company considering that the largest component of its Productive Assets portfolio is investment in Bank Indonesia Certificates. To address possible risks of fluctuating interest rates, the type, amount and maturity of fund investment is to take into account the amount and maturity of the funds concerned.

8. FOREIGN EXCHANGE RISKS

With the progresses made by Indonesia, there will be increased trading activities both domestic and international trade. This causes the Company, as a foreign exchange bank, to transact in foreign exchanges, which will effect both its assets and liabilities. Fluctuation of the IDR exchange rate against foreign exchanges will affect the Company's ability in meeting its obligations denominated in foreign exchanges. The

instability of IDR exchange rate will also bring in problems in the Company's managing its assets and obligations stated in foreign exchanges, thereby bringing in injury to the Company. In order to address these risks of fluctuating exchange rates, the Company must be consistent with the regulations of Bank Indonesia and foreign exchange transactions are conducted only for and on behalf of customers.

9. ECONOMIC, SOCIAL AND POLITICAL RISKS

The Company's businesses are very much effected by domestic economic, social and political situations. Non conducive economic, social and political conditions will adversely affect the Company's ability in collecting funds from the public, its lending, and its interest income from the loans it makes, thereby the Company's entire performance will be adversely affected. In order to address these risks, the Company needs to apply prudential practice in vesting its funds, particularly its lending, such that focus shall be given to providing loans to small and medium enterprises; while the rest of the funds is vested in Bank Indonesia Certificates.

10. COMPETITION RISKS

Competition risks rise since there are growing number of banks offering innovative products. Any such competition

may subsequently affect the Company's ability in increasing or maintaining its market share. The prospects of domestic economy does not give much room for national banks, nor give much room for the Company to increase its lending significantly.

However, if the Company can ensure that it maintains the trust and loyalty of its customers so as for them to feel safe in placing their moneys in the Company, the Company is confident that it will achieve its projections. The Company also will maintain its focus on providing services to its loyal customers and on providing loans to small and medium enterprises. In addition, the Company will also improve quality of its services by adding more offices, increased utilization of the information technology it now has, and improved competence/skills of its human resources particularly those handling retail-banking activities. As for its capital, improvement will be made from accumulation of net profit as well as from capital market.

MANAGEMENT AND SUPERVISION

Board of Commissioners:

President Commissioner	:	Raden Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja

Board of Directors :

President Director	:	Jimmy Henricus Kurniawan Laihad
Director	:	Kamaruddin
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh

HUMAN RESOURCES

Composition of Manpower

In line with the Company's banking business expansion, the development of its human resources is oriented on enhancing commitments of all employees on building continued partnership between Bank Buana and its customers. Composition of the Company's employees as of 30th June 2002 is as follows:

Management Position	Total Employees	Percentage
Deputy Directors	5	0.10
Executive Officers	43	0.91
Senior Officers and Executives	821	17.23
Administration Personnel and others	3,896	81.76
Total	**4,765**	**100.00**

The total number of employees is 4,765 people assigned at various positions such as Deputy Directors, Executive Officers, Senior Officers and Executives and Administration Personnel and Other Personnel. The

following table indicates the composition of employees according to their level of education as of 30th June 2002.

Level of Education	Total Employees	Percentage
Post-Graduates	5	0.10
Degree Holders	1,091	22.90
Diploma Holders	575	12.07
Elementary up to Senior High School	3,094	64.93
Total	**4,765**	**100.00**

The Company is aware that human resources quality is one essential condition to ensure continued and long lasting operations of the Company and ability to survive in tough competition environment. In relation to the above and in accordance with one of the visions of the Company for it to become the provider of quality banking professionals in Indonesia, the Company is to intensively improve the quality of its human resources through improved recruitment system and administration and improved quality and training facilities for employees.

TRANSACTIONS WITH AFFILIATED PARTIES

In the course of conducting its businesses, the Company also transacts with its affiliated parties. An affiliate is any party which is related to the Company in terms of ownership or management, in the manner provided in the laws on capital market.

The financial transactions conducted by the Company with its affiliated parties are conducted on arm's length basis on such terms and conditions applying to non affiliated parties (except for loans granted to employees with 1–120 month maturities, with zero interest, and repaid by making deduction against their monthly salaries).

The below table presents transactions with affiliated parties:

(in billion rupiah)

Transactions	31st May 2002		31st December 2001		31st December 2000		31st December 1999	
	Amount	%	Amount	%	Amount	%	Amount	%
Balance of loans granted	39.21	1.24	37.22	1.38	26.47	1.46	12.76	1.40
Insurance cover for fixed assets	99.84	100.00	101.01	100.00	111.14	100.00	40.34	100.00
Prepaid Rents	5.27	57.75	0.17	1.13	9.56	68.20	7.34	75.09
Paid Rents	3.79	76.23	9.56	84.66	7.34	85.95	7.51	81.52
Insurance Expenses	1.28	100.00	2.16	100.00	1.52	100.00	1.28	100.00
Demand Deposits	201.89	7.38	155.06	5.03	157.51	6.49	149.81	7.17
Savings	22.38	0.64	16.42	0.42	40.56	1.05	24.18	0.67
Time Deposits	86.51	2.14	65.90	1.65	69.77	2.11	55.67	1.84
Foreign exchange payables (spot)	-	-	-	-	2.40	9.09	-	-
Provision for gratifications	15.00	33.00	-	-	-	-	-	-

LEGAL LENDING LIMIT

Bank Indonesia imposes a maximum limit for loans that can be provided to any particular party or group of business against the equity of the lending bank concerned in order to prevent concentration of lending to certain parties or groups. The crisis which struck Indonesia's banking sector were largely resulted from lacks of prudence in their conducting banking operations.

Pursuant to Directives of Bank Indonesia No. 31/177/KEP/DIR, dated 31st December 1998, in conjunction

with, Bank Indonesia Regulation No. 2/16/PBI/2000, dated 12th June 2000, legal lending limit is set as follows:

1. Loans given to parties affiliated to bank, either severally or jointly, shall not exceed an aggregate 10% of the bank's equity.
2. Loans given to parties not affiliated to bank, either severally or jointly, shall be as follows:
   - 30% of the bank's equity, up to the closing of 2001
   - 25% of the bank's equity, during 2002
   - 20% of the bank's equity, since 1st January 2003

Below is the Company's status of legal lending limit as of 31st May 2002, 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002		31st December 2001		31st December 2000		31st December 1999	
	Amount	%	Amount	%	Amount	%	Amount	%
Loans to related parties	39.21	1.24	37.22	1.38	26.47	1.46	12.76	1.40
Loans to non related parties	3,128.88	98.76	2,660.27	98.62	1,783.58	98.54	896.47	98.60

DIVIDEND POLICY

All of the Company's subscribed and paid-up capital shares, including those new shares issued under this Rights Issue I, shall have the same rights in all respects as the existing shares, including the right to receive dividends.

The Company plans to pay cash dividends at least once a year. The amount of each dividend paid will be determined by the amount of net profit made by the Company in the relevant fiscal year, without sacrificing the Company's own financial fitness, its requirements for investments for business expansion, the prevailing laws and regulations, without prejudice to approvals from the Company's General Meetings of Shareholders in accordance with the provisions of the Company's Articles of Association. With due observance of the above conditions, the Company is to apply a policy of cash dividend against the Company's net profit, assuming that all the above conditions are met, as follows:

(in percentage)

Net Profit	Cash Dividend Against Net Profit
Up to IDR 100 billion	25
Over IDR 100 billion	30

The Company has paid dividends whether cash dividends, share dividends or bonus shares to its shareholders. The following table shows payments of cash dividends made by the Company since 2000 following the Initial Public Offering [IPO] through until the Rights Issue I.

Fiscal Year	Dividend / Shares	Total Shares	Total Dividends Distributable	Net Profit (IDR)	% Dividend Against Net Profit
2000	32	970,000,000	31,040,000,000	101,523,426,000	30.57
2001	134	970,000,000	129,980,000,000	259,900,041,000	50.01

TAXATION

Pursuant to the Law of Republic of Indonesia No. 17 of 2000 on Third Amendment to Law No. 7 of 1983 on Income Tax, Dividends Or Other Distributions Of Profits Made Or Earned By A Limited Liability Company As Resident Taxpayer, Cooperatives And State-Owned Enterprises.

Regional Government-Owned Enterprises, for their equity participation at such companies incorporated and seated in Indonesia, are not subject to Income Tax on the following conditions:

1. the dividends come from retained earnings; and
2. for Limited Liability Companies, State-Owned Enterprises and Regional Government-Owned Enterprises, which receive dividends, their equity participation is not less than 25% (twenty-five percent) of the total paid-up capital and they must have other operations outside such equity participations.

Pursuant to the Decree of Minister of Finance of Republic of Indonesia No. 651/KMK.04/1994, dated 29th December 1994 on Certain Fields Of Investment Providing Income To Pension Funds Not Subject To Income Tax, income received by pension funds, duly incorporated and approved by the Minister of Finance of Republic of Indonesia, is exempt

from Income Tax obligation if such income is received from investments such as, among others, dividends paid by Limited Liability Companies listed on Stock Exchanges in Indonesia.

Pursuant to the Regulation of Government of Republic of Indonesia No. 14 of 1997 on Amendment of Government Regulation No. 41 of 1994 on Income Tax Against Income From Transactions Of Shares At Stock Exchanges, the following shall apply:

1. Income received or earned by a person or entity from transaction of shares at Stock Exchanges will be subject to final Income Tax of 0.1% (one per mill) from the gross value of the transactions. Payments of such Income Tax shall be done by deduction to be made by the Stock Exchanges concerned through stockbrokers upon settlement of the transactions concerned.

2. Income from transaction of shares owned by founding shareholders will be subject to additional Income Tax of 0.5% (five per mill) from the selling value of such shares by the time of Initial Public Offering.

3. The founding shareholders will be given facilities for them to meet their tax obligations based on their own calculations in the manner provided above. In this

case such founding shareholders may carry out the calculation based on their own opinion that there have been such income. Payment of Income Tax that accrues may be made by each of the founding shareholders concerned no later than 1 (one) month following the transactions of such shares at the Stock Exchanges. However, if such founding shareholders fail to exercise such facility, the calculation of his Income Tax is to be conducted against such tariff rates generally applying in accordance with Article 17 of Law No. 17 of 2000.

Income Tax against dividends is calculated against such rates as set forth by the applicable tax laws. Pursuant to the Decree of Minister of Finance of Republic of Indonesia No. 651/KMK.04/1994, dated 29th December 1994 on Certain Fields Of Investment Providing Income To Pension Funds Not Subject To Income Tax, income received by pension funds, duly incorporated and approved by the Minister of Finance of Republic of Indonesia, is exempt from Income Tax obligation if such income is received from capital investments such as, among others, securities traded at Stock Exchanges in Indonesia.

Pursuant to the Circular of the Director General of Taxes No. SE-28/PJ.43/1995, dated 22nd May 1995 on Income Tax Article 23 against bond interest and dividends received by

Individual Taxpayer (series of Income Tax Article 23 / Article 26 No. 6), bond interest and dividends from either shares or securities, whether or not transacted at capital markets, earned by or paid to Resident Individual Taxpayers in 1995 and beyond, will be subject to Income Tax Article 23 at 15% (fifteen percent) against the gross income.

Dividends paid or earned by Non-Resident Taxpayers will be subject to tariff rate of 20% (twenty percent) or other lower tariff if payments are made to residents to such countries which have signed Anti Double Taxation Agreement with Indonesia, without prejudice however to the Circular of the Director General of Taxes No. SE-03/PJ.101/1996, dated 29th March 1996 on Implementation of Anti Double Taxation Agreements.

ALL SHAREHOLDERS OR PROSPECTIVE PURCHASERS OF THE SHARES OF PT. BANK BUANA INDONESIA TBK, IN CONNECTION WITH THIS RIGHTS ISSUE I, ARE ADVISED TO CONSULT WITH THEIR RESPECTIVE TAX CONSULTANTS REGARDING THE TAX-RELATED IMPLICATIONS RELATING TO THE PURCHASE, OWNERSHIP OR SALES OF THE SHARES ACQUIRED UNDER THIS RIGHTS ISSUE I.

Translated from the Indonesian text by Kintawati Purnomo, an authorized and sworn translator appointed under decision No.1820 of 1999 of the Governor of DKI Jakarta.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 23

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Monday/ August 26, 2002
Time	: 9:30 AM – finish
Venue	: Ruang Timor I Borobudur Hotel Jl. Lapangan Banteng Selatan Jakarta 10710

Agenda of the meeting:

1. Right Issue I with the maximum shares of 248,164,734 shares
2. Amendment of Paragraph 17 Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of August 9, 2002 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, August, 12, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 24

Press Release

Laba Bersih
Bank Buana naik 76,48%

Jakarta, 15 Agustus 2002

Selama semester I tahun 2002 yang berakhir pada tanggal 30 Juni 2002 Bank Buana mencatat laba bersih sebesar Rp 183,93 miliar. Dibandingkan dengan laba bersih semester I tahun 2001 yang tercatat sebesar Rp 104,22 miliar mengalami kenaikan sebesar 76,48%.

Kenaikan laba bersih ini dipicu dari kenaikan pendapatan bunga sebesar Rp 100,44 miliar yaitu dari Rp 756,75 miliar pada akhir Juni 2001 menjadi Rp 857,20 miliar pada akhir Juni 2002. Disisi beban bunga pada akhir Juni 2001 tercatat sebesar Rp 487,80 miliar dan pada akhir Juni 2002 sebesar Rp 544,12 miliar atau naik sebesar Rp 56,32 miliar.

Membandingkan akhir Juni 2001 dengan akhir Juni 2002 yaitu kenaikan pendapatan bunga sebesar Rp 100,44 miliar sementara beban bunga naik hanya Rp 56,32 miliar adalah cermin keberhasilan Bank Buana melakukan penyaluran dana dari SBI menjadi kredit kepada sektor produktif dan mempertahankan sumber dana pihak ketiga yaitu Giro dan Tabungan tetap dominan.

Total aktiva Bank Buana pada 30 Juni 2002 sebesar Rp 11,89 triliun dengan porsi terbesar yaitu SBI sebesar Rp 5,15 triliun disusul kredit yang diberikan sebesar Rp 3,28 triliun. Disisi passiva bagian terbesar adalah dana pihak ketiga yaitu sebesar Rp 10,38 triliun disusul saldo Ekuitas sebesar Rp 1,08 triliun. Kontribusi gabungan Giro dan Tabungan tetap dominan terhadap total dana pihak ketiga yaitu Rp 6,27 triliun atau merupakan 60,37% dari total dana

Bank Buana has able to book a positive net profit of Rp. 183.93 billion for the first half of 2002. Compares to the same period last year which stands at Rp. 104.22 billion, net profit has increased by 76.48%.

Increase in net profit is mainly caused by the rise in interest income of Rp. 100.44 billion, from Rp. 756.75 billion at the end of June 2001 to Rp. 857.20 billion at the end of June 2002. In addition, interest paid is also recorded at Rp. 487.80 billion at the end of June 30, 2001 and Rp. 544.12 billion at the end of June 2002 or in other words, there is a rise of Rp. 56.32 billion.

This strong achievements have marked Bank Buana's success in managing its funds from Certificate of Bank Indonesia previously to more productive loans. Not only that but Bank Buana has also able to maintain its accumulation in third part funds, both Current and Savings Account, which are still dominant.

Total assets of Rp. 11.89 trillion comprises of Certificate of Bank Indonesia of Rp. 5.15 trillion which is the largest, follows by loans of Rp. 3.28 trillion. On the liabilities side, largest composition is held by third party funds of Rp. 10.38 trillion follows by an equity of Rp. 1.08 trillion. Total contribution of both Current and Savings Account towards total third party funds are still at its foremost, it comes to Rp. 6.27 trillion or

pihak ketiga.

60.37% from total third party funds as a whole.

Total ekuitas Rp 770,49 miliar pada akhir Juni 2001 dan Rp 1,08 triliun pada akhir Juni 2002 mengalami kenaikan sebesar Rp 312,30 miliar. Rasio kecukupan modal (CAR) pada akhir bulan Juni 2002 tetap tinggi yaitu sebesar 21,84%.

Total equity of Rp. 770.49 billion at the end of June 2001 and Rp. 1.08 trillion at the end of June 2002 shows an amplify of Rp. 312.30 billion. Bank Buana's CAR during the period are also still high, stands at 21.84%.

Peningkatan kinerja keuangan juga tercermin dalam rasio rentabilitas yaitu ROA dan ROE pada akhir bulan Juni 2002 masing-masing 3,01% dan 41,11%. Terutama rasio selisih pendapatan bunga-bersih mengalami kenaikan signifikan dari 4,92% menjadi 5,53% menunjukkan kebijakan pengelolaan penghimpunan dan penyaluran dana yang dijalankan cukup berhasil. Demikian juga rasio pengelolaan operasional yaitu total biaya operasional dengan pendapatan operasional menunjukkan efisiensi yang makin meningkat.

Improvement in Bank Buana's overall performance is mirrored on the bank's financial ratio. ROA and ROE stands at 3.01% and 41.1% respectively. The significant increase in NIM from 4.92% to 5.53% demonstrates that Bank Buana's regulation in accumulating funds as well as loan distribution has indeed been very lucrative. In addition, results in operating expenses ratio towards operational income also shows that operational activities of Bank Buana is more efficient than before.

Sejalan dengan kepercayaan masyarakat menyimpan dananya pada Bank Buana, Bank Buana juga berupaya memaksimalkan fungsi intermediasi yaitu penyaluran kredit kepada sektor produktif. Ini tercermin dari kenaikan kredit secara absolut lebih dari Rp 1 triliun dan dalam ukuran LDR naik dari 22,06% pada akhir Juni 2001 menjadi 31,69% pada akhir Juni 2002. Memang diakui LDR ini masih perlu ditingkatkan disamping untuk turut mendorong gerak perekonomian nasional juga kesempatan peningkatan keuntungan yang masih dapat diraih Bank Buana. Demikian dijelaskan Pardi Kendy Direktur Bank Buana.

In line with the trust of our Customers which has been proven by the rise in third party funds, Bank Buana has also tried its best in maximizing its function as an intermediary. This can be seen on the sharp increase of loans for more than Rp. 1 trillion and in terms of LDR, the ratio has grown from 22.61% to 31.69% at the end of June 2002. However as explained by Pardi Kendy, Managing Director of Bank Buana, this financial ratio still needs to be improved in order to support the national economy as well as enlarging our chance of opportunity.

Ditambahkanya, keunggulan Bank Buana yaitu fokus membiayai UKM sektor produktif tetap kami pertahankan. Nampak dari penyaluran kredit kepada sektor ekonomi perdagangan dan perindustrian mencapai 71,25% dari total kredit dan dari segi skala, kredit berjumlah sampai dengan Rp 2,5 miliar mencapai 77,80 %.

Pardi Kendy added that Bank Buana's full commitment in distributing loans to small medium enterprisesis still maintained as can be seen on our loans portfolio. Loans distribution to trade and industry sectors have reached to 71.25% from total portfolio. Looking from the size, it has reached Rp. 2.5 billion or 77.80%.

Keberhasilan ini semua memungkinkan Bank Buana memberikan nilai tambah kepada pemegang saham yaitu imbal hasil yang tinggi atas modal yang mereka tanamkan nampak dari ROE yaitu 41,11% jauh diatas suku bunga deposito.

Bank Buana's achievements have therefore enabled us to give added value to our Shareholders as the ROE of 41.11% is far more higher than Certificate of Deposit interest rate.

Demikian juga para pemegang saham memperoleh dividen tunai secara rutin setiap tahun yaitu pada tahun tahun 2001 dividen tunai dibagikan Rp 32,- per saham dan pada tahun 2002 dividen tunai dibagikan sebesar Rp 134,- persaham.

All shareholders also acquired cash dividend periodically every year. In 2001, Bank Buana has able to distribute cash dividends of Rp. 32,-/ share and Rp. 134,-/ share in 2002.

Sudah menjadi tekad seluruh jajaran Bank Buana sejak awal berdiri tahun 1956 dan pada akhir bulan Agustus 2002 ini akan genap berusia 46 tahun, Bank Buana menjadi bank dipercaya luas masyarakat melalui pelaksanaan prinsip kehati-hatian (*Prudent*) bukan hanya slogan.

It has always be the commitment of Bank Buana since it was first established in 1956. This month Bank Buana would celebrate its 46 years of anniversary and it always proves that prudent banking practices conducted all these years are in fact not only slogan. It has always been practiced and will always be, in the past, present and future.

Hasilnya Bank Buana walau masih bank ukuran kecil, tetapi mampu berperan positif berkelanjutan kepada seluruh *stakeholders*.

Even Bank Buana is a small bank in terms of size, but it always be able to take positive part in the life of its shareholders.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 25

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	ASSETS		
1.	Cash	107,534	85,989
2.	Placement at Bank Indonesia		
	a. Demand deposits at Bank Indonesia	501,962	508,655
	b. Certificate of Bank Indonesia	5,151,891	6,325,462
	c. Others	0	0
3.	Demand Deposits at other Banks		
	a. Rupiahs	3,025	4,496
	b. Foreign Currencies	84,611	122,902
4.	Interbank Placements		
	a. Rupiahs	109,144	40,000
	b. Foreign Currencies	589,950	926,640
	Allowance for interbank placements -/-	(17,657)	(20,483)
5.	Securities Held		
	a. Rupiahs		
	i. Trading	9,800	102,535
	ii. Available for Sale	18,784	17,600
	iii. Held to Maturity	5,713	499,740
	b. Foreign Currencies		
	i. Trading	0	0
	ii. Available for Sale	27,394	37,537
	iii. Held to Maturity	562,058	461,207
	Allowance for securities held -/-	(1,197)	(1,651)
6.	Goverment Bonds Held		
	a. Trading	473,361	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	0
7.	Securities Purchased under Agreement to Resell (Reverse Repo)		
	a. Rupiahs	500,000	0
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(5,000)	0
8.	Derivative Assets	551	242,953
	Allowance for Derivative Assets -/-	(6)	(2,430)
9.	Credit Extended (Loan)		
	a. Rupiahs		
	i. Connected Parties	40,473	14,875
	ii. Other Parties	3,181,810	2,132,092
	b. Foreign Currencies		
	i. Connected Parties	0	0
	ii. Other Parties	65,903	137,890
	Allowance for Credit Extended (Loan) -/-	(78,339)	(85,278)
10.	Acceptance Assets	14,236	13,272
	Allowance for Acceptance Assets -/-	(149)	(133)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	37,823	25,332
13.	Prepaid Expenses	17,551	10,295
14.	Prepaid Taxes	63,180	27,054
15.	Deferred Tax Assets	4,792	0
16.	Fixed Assets	440,761	253,883
	Accumulated Depreciation of Fixed Assets -/-	(118,574)	(92,528)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	20,134	42,287
19.	Other Assets	75,327	93,816
	TOTAL ASSETS	**11,894,656**	**11,931,819**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,769,939	1,695,275
	b. Foreign Currencies	976,294	1,137,248
2.	Other Current Liabilities	74,225	104,301
3.	Saving Deposits	3,514,737	3,806,488
4.	Time Deposits		
	a. Rupiahs		
	i. Connected Parties	62,840	60,064
	ii. Others Parties	3,704,751	3,205,243
	b. Foreign Currencies		
	i. Connected Parties	34,917	19,845
	ii. Others Parties	307,623	424,470
5.	Certificates of Deposit		
	a. Rupiahs	19	20
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	77,740	220,868
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	905	242,954
9.	Acceptance Liabilities	14,236	13,272
10.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings		
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others		
	i. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	50,729	57,064
	ii. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	11,008	7,040
12.	Allowance for losses on Commitments and Contigencies	1,702	1,824
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	29,889	26,497
15.	Income Tax Assessment	0	0
16.	Deferred Tax Liabilities	0	0
17.	Other Liabilities	180,309	138,850
18.	Subordinated Loans		
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital		
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity		
	a. Paid Up Capital	620,412	485,000
	b. Agio (disagio)	167,767	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	0
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	197,232	268,149
	TOTAL LIABILITIES AND EQUITY	**11,894,656**	**11,931,819**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of June 30, 2002 USD1 = Rp8,740.- and June 30, 2001 USD1 = Rp11,440.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	823,727	697,286
	b. Foreign Currencies	18,404	48,513
	1.2. Provisions and Commissions		
	a. Rupiahs	14,826	10,748
	b. Foreign Currencies	246	210
	Total Interest Revenue	**857,203**	**756,757**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	530,999	454,497
	b. Foreign Currencies	13,129	33,311
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**544,128**	**487,808**
	Net Interest Income	**313,075**	**268,949**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	9,461	9,647
	3.2. Revenue On Foreign Exchange	7,571	9,536
	3.3. Gain On Investment in Securities	51,798	23,781
	3.4. Others	21,577	19,146
	Total Other Operating Revenue	**90,407**	**62,110**
4.	Net Charge of Losses On Earnings Assets	(4,628)	45,800
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	102,886	79,781
	6.2. Personnel Expenses	116,255	103,769
	6.3. Losses on Invesment in Securities	91	0
	6.4. Losses on Foreign Exchange Transactions	1,255	11,300
	6.5. Others Expenses	7,743	4,933
	Total Other Operating Expenses	**228,230**	**199,783**
	Net Operating Revenue/Expenses	**179,880**	**85,476**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	5,162	19,613
8.	Non Operating Expense	1,115	872
	Net Non Operating Revenue/Exepense	**4,047**	**18,741**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**183,927**	**104,217**
11.	Estimation on Income Tax Assessment -/-	0	0
12.	**Profit/Loss For Current Year (Reporting Year)**	**183,927**	**104,217**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	13,305	194,972
15.	Dividend -/-	0	(31,040)
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**197,232**	**268,149**
18.	**Earnings (Net Income) per Share**	**177**	**107**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

	[illegible]	[illegible]	[illegible]
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,517,587	1,250,959
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	63,656	55,521
3.	Others	0	0
	Total Commitments Liabilities	**1,581,243**	**1,306,480**
	Total Net Commitments	**(1,581,243)**	**(1,306,480)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans		
	a. Rupiahs	1,341	513
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**1,341**	**513**
	Contingent Liabilities		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	97,823	77,988
	- Foreign Currencies	4,613	4,616
	b. Others	475	5
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	3,983	11,121
	Total Contingent Liabilities	**106,894**	**93,730**
	TOTAL NET CONTINGENCIES	**(105,553)**	**(93,217)**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002
(Unaudited)

(In millions Rupiah)

A.	Exchange Rata Related					
1	Spot	65,113	0	0	0	0
2	Forward	18,796	0	120	14	0
3	Option					
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	
4	Future	0	0	0	0	0
5	Swap	78,439	0	431	891	0
6	Other	0	0	0	0	0
B.	Interest Rate Related					
1	Forward	0	0	0	0	0
2	Option					
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
	TOTAL			551	905	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001

(In millions Rupiah)

A.	**Connected (Related) Parties**												
1.	Interbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
2.	Securities	0	0	0	0	0	0	0	0	0	0	0	0
3.	Loans to Third Parties												
	a. Small Scale Business Credit (KUK)	845	0	0	0	0	845	1,909	0	0	0	0	1,909
	b. Property Loans												
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	3,348	0	0	0	0	3,348	1,513	0	0	0	0	1,513
	c. Other Restructured Loans	0	1,070	0	0	0	1,070	0	0	0	0	0	0
	d. Others	35,210	0	0	0	0	35,210	11,453	0	0	0	0	11,453
4.	Equity Participation to Third Parties												
	a. In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
	b. For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
6.	Commitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,766,087	0	0	0		1,766,087	2,290,893	0	0	0	0	2,290,893
2.	Securities to Bank Indonesia and Third Parties	5,771,663	0	0	0	0	5,771,663	6,490,612	0	0	0	0	6,490,612
3.	Loans to Third Parties												
	a. Small Scale Business Credit (KUK)	830,440	13,653	4,154	1,229	2,164	851,640	674,432	7,337	1,681	300	818	684,568
	b. Property Loans												
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	138,627	1,765	1,647	264	6,310	148,613	70,948	666	2,110	26	6,495	80,245
	c. Other Restructured Loans	0	0	13,293	1,183	2,004	16,480	3,790	27,909	1,335	0	0	33,034
	d. Others	2,147,710	37,982	8,586	92	35,022	2,229,392	1,389,805	38,447	3,450	1,546	37,150	1,470,398
4.	Equity Participation to Third Parties												
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b. For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	14,356	0	0	0	0	14,356	14,576	0	0	0	0	14,576
6.	Commitments and Contingencies to Third Parties	166,567	0	0	0	0	166,567	137,373	320	0	0	435	138,128
	TOTAL	**10,882,742**	**54,470**	**27,680**	**2,768**	**45,500**	**11,013,160**	**11,095,193**	**74,679**	**8,576**	**1,872**	**44,898**	**11,225,218**
7.	Compulsory Allowance for Earning Asset Losses	57,296	2,785	2,226	291	41,538	104,136	47,697	3,734	235	214	29,311	81,191
8.	Established Allowance for Earning Asset Losses	57,296	2,785	2,226	291	41,538	104,136	78,382	3,734	235	214	29,311	111,876
9.	Value of Bank's Assets Pledged as Collateral												
	a. To Bank Indonesia						0						0
	b. To Other Parties						0						0
10.	Percentage of Small Scale Business Credit to Total Credit						25.94%						30.07%
11.	Percentage of Small Scale Business Credit to Total Debtor						52.73%						64.52%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

[illegible]	[illegible]	[illegible]
I. COMPONENTS		
A. Core Capital		
1. Paid Up Capital	620,412	485,000
2. Disclosed Reserves		
a. Agio	167,767	23,567
b. Disagio (-/-)	0	0
c. Donated Capital	0	0
d. General and Appropriated Reserves	13,000	10,000
e. Previous Years Profit After Tax	(4,486)	153,932
f. Previous Years Losses -/-	0	0
g. Current Year Profit After Tax (50%)	64,383	36,485
h. Current Year Losses -/-	0	0
i. Translation Adjusment of Overseas Branch Offices Financial Statement		
1) Positive Adjustment	0	0
2) Negative Adjustment (-/-)	0	0
j. Funds for paid Up Capital	0	0
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	0
3. Goodwill (-/-)	0	0
B. Supplementary Capital (max 100% of core capital)		
1. Reserves of Fixed Assets Revaluation	103,280	0
2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	57,286	45,493
3. Loan Capital	0	0
4. Subordinated Loan (max. 50 % of Core Capital)	0	0
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	**1,015,744**	**748,257**
III. EQUITY PARTICIPATION -/-	**7,889**	**0**
IV. TOTAL CAPITAL (II-III)	**1,007,855**	**748,257**
V. RISK - WEIGHTED ASSETS	**4,678,857**	**3,639,428**
VI. ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	**21.54%**	**20.56%**
VII. REQUIRED CAPITAL ADEQUACY RATIO	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001

I.	**Capital**		
	1. CAR	21.54%	20.56%
	2. Fixed Assets to Capitals	43.73%	33.93%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.69%	0.49%
	2. NPL	2.31%	2.40%
	3. Allowance for Earning Assets Losses to Earning Assets	0.95%	1.00%
	4. Compliance of allowance for Earning Asets Losses	100.05%	137.79%
III.	**Rentability**		
	1. ROA	3.01%	1.78%
	2. ROE	41.11%	28.05%
	3. NIM	5.53%	4.92%
	4. Operating Expenses to Operating Revenues	81.02%	89.56%
IV.	**Liquidity**		
	LDR	31.69%	22.06%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5,07%	5,06%
	3. Net Open Positions	4,45%	5,36%

PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
Management and Owners

MANAGEMENT

Board of Commissioner:

- President Commissioner	:	R. Rachmad
- Commissioner	:	Lukito Winarto
- Commissioner	:	Wimpie Wirja Surja

Board of Directors:

- President Director	:	Jimmy Kurniawan Laihad
- Director	:	Kamaruddin
- Director	:	Aris Janasutanta Sutirto
- Director	:	Eddy Muljanto
- Director	:	Pardi Kendy
- Director	:	Safrullah Hadi Saleh

OWNERS

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.85%
- Others	:	6.17%
- Public	:	13.15%
Total	:	100.00%

Jakarta, August 15, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT BANK BUANA INDONESIA Tbk.



JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX : (021) 6324467, 6322373
HOMEPAGE: www.bankbuana.com E-mail: corsec@bankbuanaina.co.id

PT Bank Buana Indonesia Tbk.
NERACA
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah

No.	POS-POS	30 Juni 2002	30 Juni 200
	AKTIVA		
1.	Kas	107,534	85,989
2.	Penempatan pada Bank Indonesia		
	a. Giro Bank Indonesia	501,962	508,655
	b. Sertifikat Bank Indonesia	5,151,891	6,325,462
	c. Lainnya	-	-
3.	Giro pada bank lain		
	a. Rupiah	3,025	4,496
	b. Valuta asing	84,611	122,902
4.	Penempatan pada bank lain		
	a. Rupiah	109,144	40,000
	b. Valuta asing	589,950	926,640
	PPAP - Penempatan pada bank lain -/-	(17,657)	(20,483)
5.	Surat berharga yang dimiliki		
	a. Rupiah		
	i. Diperdagangkan	9,800	102,535
	ii. Tersedia untuk dijual	18,784	17,600
	iii. Dimiliki hingga jatuh tempo	5,713	499,740
	b. Valuta asing		
	i. Diperdagangkan	-	-
	ii. Tersedia untuk dijual	27,394	37,537
	iii. Dimiliki hingga jatuh tempo	562,058	461,207
	PPAP - Surat berharga yang dimiliki -/-	(1,197)	(1,651)
6.	Obligasi Pemerintah		
	a. Diperdagangkan	473,361	-
	b. Tersedia untuk dijual	-	-
	c. Dimiliki hingga jatuh tempo	-	-
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*		
	a. Rupiah	500,000	-
	b. Valuta asing	-	-
	PPAP - Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(5,000)	-
8.	Tagihan derivatif	551	242,953
	PPAP - Tagihan derivatif -/-	(6)	(2,430)
9.	Kredit yang diberikan		
	a. Rupiah		
	i. Pihak terkait dengan bank	40,473	14,875
	ii. Pihak lain	3,181,810	2,132,092
	b. Valuta asing		
	i. Pihak terkait dengan bank	-	-
	ii. Pihak lain	65,903	137,890
	PPAP - Kredit yang diberikan -/-	(78,339)	(85,278)
10.	Tagihan akseptasi	14,236	13,272
	PPAP - Tagihan akseptasi -/-	(149)	(133)
11.	Penyertaan	7,889	7,889
	PPAP - Penyertaan -/-	(79)	(79)
12.	Pendapatan yang masih akan diterima	37,823	25,332
13.	Biaya dibayar dimuka	17,551	10,295
14	Uang muka pajak	63,180	27,054
15.	Aktiva pajak tangguhan	4,792	-
16.	Aktiva tetap	440,761	253,883
	Akumulasi penyusutan aktiva tetap -/-	(118,574)	(92,528)
17.	Aktiva sewa guna usaha	-	-
	Akumulasi penyusutan aktiva sewa guna usaha -/-	-	-
18.	Agunan yang diambil alih	20,134	42,287
19.	Aktiva lain - lain	75,327	93,816
	TOTAL AKTIVA	**11,894,656**	**11,931,819**
	PASIVA		
1.	Giro		
	a. Rupiah	1,769,939	1,695,275
	b. Valuta asing	976,294	1,137,248
2.	Kewajiban segera lainnya	74,225	104,301
3	Tabungan	3,514,737	3,806,488
4.	Simpanan berjangka		
	a. Rupiah		
	i. Pihak terkait dengan bank	62,840	60,064
	ii. Pihak lain	3,704,751	3,205,243
	b. Valuta asing		
	i. Pihak terkait dengan bank	34,917	19,845
	ii. Pihak lain	307,623	424,470
5	Sertifikat deposito		
	a. Rupiah	19	20
	b. Valuta asing	-	-
6.	Simpanan dari bank lain	77,740	220,868
7.	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	-	-
8.	Kewajiban derivatif	905	242,954
9.	Kewajiban akseptasi	14,236	13,272
10.	Surat berharga yang diterbitkan		
	a. Rupiah	-	-
	b. Valuta asing	-	-
11.	Pinjaman yang diterima		
	a. Fasilitas pendanaan jangka pendek Bank Indonesia	-	-
	b. Lainnya		
	i. Rupiah		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	50,729	57,064
	ii. Valuta asing		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	11,008	7,040
12.	Estimasi kerugian komitmen & kontinjensi	1,702	1,824
13.	Kewajiban sewa guna usaha	-	-
14.	Beban yang masih harus dibayar	29,889	26,497
15.	Taksiran pajak penghasilan	-	-
16.	Kewajiban pajak tangguhan	-	-
17	Kewajiban lain - lain	180,309	138,850
18.	Pinjaman subordinasi		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
19	Modal pinjaman		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
20.	Hak minoritas	-	-
21.	Ekuitas		
	a. Modal disetor	620,412	485,000
	b. Agio (Disagio)	167,767	23,567
	c. Modal sumbangan	-	-
	d. Selisih penjabaran laporan keuangan	-	-
	e. Selisih penilaian kembali aktiva tetap	103,280	-
	f. Laba (rugi) yang belum direalisasi dari surat berharga	322	-
	g. Pendapatan komprehensif lainnya	-	-
	h. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	i. Saldo laba (rugi)	197,232	268,149
	TOTAL PASIVA	**11,894,656**	**11,931,819**

2

PT Bank Buana Indonesia Tbk.
PERHITUNGAN LABA RUGI DAN SALDO LABA
Periode 1 Januari s/d 30 Juni 2002 dan 2001

(dalam Jutaan Rupiah)

No.	POS-POS	30 Juni 2002	30 Juni 2001
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan Bunga		
	1.1. Hasil bunga		
	a. Rupiah	823,727	697,286
	b. Valuta asing	18,404	48,513
	1.2. Provisi dan komisi		
	a. Rupiah	14,826	10,748
	b. Valuta asing	246	210
	Jumlah Pendapatan Bunga	857,203	756,757
2.	Beban Bunga		
	2.1. Beban bunga		
	a. Rupiah	530,999	454,497
	b. Valuta asing	13,129	33,311
	2.2. Komisi dan provisi	-	-
	Jumlah Beban Bunga	**544,128**	**487,808**
	Pendapatan Bunga Bersih	**313,075**	**268,949**
3.	Pendapatan Operasional Lainnya		
	3.1. Pendapatan provisi, komisi, fee	9,461	9,647
	3.2. Pendapatan transaksi valuta asing	7,571	9,536
	3.3. Pendapatan kenaikan nilai surat berharga	51,798	23,781
	3.4. Pendapatan lainnya	21,577	19,146
	Jumlah Pendapatan Operasional Lainnya	**90,407**	**62,110**
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	(4,628)	45,800
5.	Beban Estimasi Kerugian Komitmen & Kontinjensi	-	-
6.	Beban Operasional Lainnya		
	6.1. Beban administrasi & umum	102,886	79,781
	6.2. Beban personalia	116,255	103,769
	6.3. Beban penurunan nilai surat berharga	91	-
	6.4. Beban transaksi valas	1,255	11,300
	6.5. Beban lainnya	7,743	4,933
	Jumlah Beban Operasional Lainnya	**228,230**	**199,783**
	LABA (RUGI) OPERASIONAL	**179,880**	**85,476**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7.	Pendapatan Non Operasional	5,162	19,613
8.	Beban Non Operasional	1,115	872
	Jumlah Pendapatan (Beban) Non Operasional	**4,047**	**18,741**
9.	Pendapatan/Beban Luar Biasa	-	-
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	**183,927**	**104,217**
11.	Taksiran Pajak Penghasilan -/-	-	-
12.	**LABA/RUGI TAHUN BERJALAN**	**183,927**	**104,217**
13.	Hak Minoritas -/-	-	-
14.	Saldo Laba (Rugi) Awal Tahun	13,305	194,972
15.	Dividen	-	(31,040)
16.	Lainnya		
17.	**SALDO LABA (RUGI) AKHIR PERIODE**	197,232	268,149
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	177	107

PT Bank Buana Indonesia Tbk.
KOMITMEN DAN KONTINJENSI
Per 30 Juni 2002 dan 2001

(dalam Jutaan Rupiah)

No.	POS-POS	30 Juni 2002	30 Juni 2001
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	-	-
	b. Valuta asing	-	-
2.	Lainnya	-	-
	Jumlah Tagihan Komitmen	-	-
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1,517,587	1,250,959
	b. Valuta asing	-	-
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	63,656	55,521
3.	Lainnya	-	-
	Jumlah Kewajiban Komitmen	**1,581,243**	**1,306,480**
	JUMLAH KOMITMEN BERSIH	**(1,581,243)**	**(1,306,480)**
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi yang diterima		
	a. Rupiah	-	-
	b. Valuta asing	-	-
2.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	1,341	513
	b. Valuta asing	-	-
3.	Lainnya	-	-
	Jumlah Tagihan Kontinjensi	**1,341**	**513**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	97,823	77,988
	- Valuta asing	4,613	4,616
	b. Lainnya	475	5
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	-	-
3.	Lainnya	3,983	11,121
	Jumlah Kewajiban Kontinjensi	**106,894**	**93,730**
	JUMLAH KONTINJENSI BERSIH	**(105,553)**	**(93,217)**

3

PT Bank Buana Indonesia Tbk.
KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah)

No.	POS-POS	30 Juni 2002						30 Juni 2001					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**												
1.	Penempatan pada bank lain	-	-	-	-	-	-	-	-	-	-	-	-
2	Surat - surat berharga kepada pihak ketiga dan Bank Indonesia	-	-	-	-	-	-	-	-	-	-	-	-
3.	Kredit kepada pihak ketiga												
	a. K.U.K	845	-	-	-	-	845	1,909	-	-	-	-	1,909
	b. Kredit properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	3,348	-	-	-	-	3,348	1,513	-	-	-	-	1,513
	c. Kredit lain yang direstrukturisasi	-	1,070	-	-	-	1,070	-	-	-	-	-	-
	d. Lainnya	35,210	-	-	-	-	35,210	11,453	-	-	-	-	11,453
4.	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	-	-	-	-	-	-	-	-	-	-	-	-
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan lain kepada pihak ketiga	-	-	-	-	-	-	-	-	-	-	-	-
6.	Komitmen dan kontinjensi kepada pihak ketiga	-	-	-	-	-	-	-	-	-	-	-	-
B.	**Pihak Tidak Terkait**												
1.	Penempatan pada bank lain	1,766,087	-	-	-	-	1,766,087	2,290,893	-	-	-	-	2,290,893
2.	Surat - surat berharga kepada pihak ketiga dan Bank Indonesia	5,771,663	-	-	-	-	5,771,663	6,490,612	-	-	-	-	6,490,612
3.	Kredit kepada pihak ketiga												
	a. K.U.K	830,440	13,653	4,154	1,229	2,164	851,640	674,432	7,337	1,681	300	818	684,568
	b. Kredit properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	138,627	1,765	1,647	264	6,310	148,613	70,948	666	2,110	26	6,495	80,245
	c. Kredit lain yang direstrukturisasi	-	-	13,293	1,183	2,004	16,480	3,790	27,909	1,335	-	-	33,034
	d. Lainnya	2,147,710	37,982	8,586	92	35,022	2,229,392	1,389,805	38,447	3,450	1,546	37,150	1,470,398
4.	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	7,889	-	-	-	-	7,889	7,889	-	-	-	-	7,889
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan lain kepada pihak ketiga	14,356	-	-	-	-	14,356	14,576	-	-	-	-	14,576
6.	Komitmen dan kontinjensi kepada pihak ketiga	166,567			-	-	166,567	137,373	320	-	-	435	138,128
	JUMLAH	**10,882,742**	**54,470**	**27,680**	**2,768**	**45,500**	**11,013,160**	**11,095,193**	**74,679**	**8,576**	**1,872**	**44,898**	**11,225,218**
7.	PPAP yang wajib dibentuk	57,296	2,785	2,226	291	41,538	104,136	47,697	3,734	235	214	29,311	81,191
8.	PPAP yang telah dibentuk	57,296	2,785	2,226	291	41,538	104,136	78,382	3,734	235	214	29,311	111,876
9.	Total asset bank yang dijaminkan :												
	a. Pada Bank Indonesia						-						-
	b. Pada pihak lain						-						-
10.	Persentase KUK terhadap total kredit						25.94%						30.07%
11.	Persentase jumlah debitur KUK terhadap total debitur						52.73%						64.52%

Catatan :

1. Informasi keuangan diatas berasal dari Laporan Keuangan tahun 2002 dan 2001 yang tidak diaudit.
2. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No.KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Untuk tujuan perbandingan, beberapa Akun dalam Laporan Keuangan tahun 2001 telah direklasifikasi untuk disesuaikan dengan penyajian tahun 2002.
4. Kurs 30 Juni 2002 USD 1=Rp.8.740,- dan 30 Juni 2001 USD 1=Rp.11.440,-

PENGURUS BANK

Dewan Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

PT Sari Dasa Karsa	:	73.83%
PT Makindo Tbk.	:	6.85%
Lain-lain	:	6.17%
Publik	:	13.15%
TOTAL	:	**100.00%**

4

PT Bank Buana Indonesia Tbk.
PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah)

No.	KETERANGAN	30 Juni 2002	30 Juni 2001
I.	**KOMPONEN MODAL**		
	A. MODAL INTI		
	1. Modal Disetor	620,412	485,000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a. Agio Saham	167,767	23,567
	b. Disagio (-/-)	-	-
	c. Modal Sumbangan	-	-
	d. Cadangan Umum dan Tujuan	13,000	10,000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	(4,486)	153,932
	f. Rugi tahun-tahun lalu (-/-)	-	-
	g. Laba tahun berjalan setelah diperhitungkan pajak (50%)	64,383	36,485
	h. Rugi tahun berjalan (-/-)	-	-
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih lebih	-	-
	2) Selisih kurang (-/-)	-	-
	j. Dana Setoran Modal	-	-
	k. Penurunan nilai Penyertaan pada portofolio tersedia untuk dijual (-/-)	-	-
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	-
	3. Goodwill (-/-)	-	-
	B. MODAL PELENGKAP (maks. 100 % dari Modal Inti)		
	1. Cadangan Revaluasi Aktiva Tetap	103,280	-
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif / PPAP (maks. 1,25 % dari ATMR)	57,286	45,493
	3. Modal Pinjaman	-	-
	4. Pinjaman Subordinasi (maks. 50 % dari Modal Inti)	-	-
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45%)	-	-
II.	**TOTAL MODAL INTI DAN MODAL PELENGKAP (A + B)**	1,015,744	748,257
III.	**PENYERTAAN (-/-)**	7,889	-
IV.	**TOTAL MODAL (II - III)**	1,007,855	748,257
V.	**AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)**	4,678,857	3,639,428
VI.	**RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG TERSEDIA (IV : V)**	21.54%	20.56%
VII.	**RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN**	8.00%	8.00%

PT Bank Buana Indonesia Tbk.
PERHITUNGAN RASIO KEUANGAN
Per 30 Juni 2002 dan 2001

No.	RASIO (%)	30 Juni 2002	30 Juni 2001
I.	**Permodalan**		
	1. CAR	21.54%	20.56%
	2. Aktiva tetap terhadap modal	43.73%	33.93%
II.	**Aktiva Produktif**		
	1. Aktiva produktif bermasalah	0.69%	0.49%
	2 NPL	2.31%	2.40%
	3 PPAP terhadap aktiva produktif	0.95%	1.00%
	4 Pemenuhan PPAP	100.05%	137.79%
III.	**Rentabilitas**		
	1 ROA	3.01%	1.78%
	2. ROE	41.11%	28.05%
	3. NIM	5.53%	4.92%
	4. BOPO	81.02%	89.56%
IV.	**Likuiditas**		
	LDR	31.69%	22.06%
V.	**Kepatuhan (*Compliance*)**		
	1. a. Persentase Pelanggaran BMPK		
	a.1. Pihak terkait dengan bank	0.00%	0.00%
	a.2. Pihak lainnya	0.00%	0.00%
	b. Persentase Pelampauan BMPK		
	b.1. Pihak terkait dengan bank	0.00%	0.00%
	b.2. Pihak lainnya	0.00%	0.00%
	2. GWM Rupiah	5.07%	5.06%
	3. PDN	4.45%	5.36%

PT Bank Buana Indonesia Tbk.
TRANSAKSI VALUTA ASING DAN DERIVATIF
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan dan Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	**Terkait denganNilai Tukar**					
	1 Spot	65,113	-	-	-	-
	2 Forward	18,796	-	120	14	-
	3 Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
	4 Future	-	-	-	-	-
	5 Swap	78,439	-	431	891	-
	6 Lainnya	-	-	-	-	-
B.	**Terkait dengan Suku Bunga**					
	1 Forward	-	-	-	-	-
	2 Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
	3 Future	-	-	-	-	-
	4 Swap	-	-	-	-	-
	5 Lainnya	-	-	-	-	-
C.	**Lainnya**	-	-	-	-	-
	J U M L A H			551	905	

Jakarta, 15 Agustus 2002

PT BANK BUANA INDONESIA Tbk.

S.E. & O.

SAFRULLAH HADI SALEH	**ARIS JANASUTANTA SUTIRTO**
Direktur	**Direktur**

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 26

IMPORTANT INFORMATION ON THE RIGHTS ISSUE

SUPPLEMENTAL INFORMATION ON RIGHTS ISSUE I

BAPEPAM NEVER HAS GIVEN ANY APPROVAL OR DISAPPROVAL TO THIS STOCK, NOR HAS IT ACKNOWLEDGED THE TRUTH OR SUFFICIENCY OF THIS PROSPECTUS. ANY STATEMENT IN CONFLICT WITH THE ABOVE IS A VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk ASSUME FULL RESPONSIBILITY AS REGARDS THE ACCURACY OF ALL INFORMATION, DATA OR REPORTS AND THE SINCERITY OF OPINIONS STATED IN THIS PROSPECTUS

logo

PT. BANK BUANA INDONESIA Tbk

LINE OF BUSINESS:
Banking Services
Seated in Jakarta, Indonesia

Operating Head Office
Jl. Asemka No. 32-36
Jakarta 11110
Tel: (62 21) 692-2901, 692-2045
Fax: (62 21) 2601033
Domestic Telex : 42673, 42734
International Telex : 42042, 42602

Office of Commissioners & Board of Directors
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel: (62 21) 633-0585, 638-65927
Fax: (62 21) 6312340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

BRANCH:
31 Branches, 117 Sub-Branches and 6 Cashier Offices

LIMITED PUBLIC OFFERING I MADE TO SHAREHOLDERS IN THE FRAMEWORK OF RIGHTS ISSUE

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). Every 5 (five) shares held by a shareholder whose name is stated in the Company's Register of Shareholders as of 5th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription. The shares to be offered under this Rights Issue I, in which Rights are issued, are all new shares taken out of the Company's portfolio and will be listed on both the Jakarta Stock Exchange and the Surabaya Stock Exchange.

Rights Certificates may be traded at the Jakarta Stock Exchange and the Surabaya Stock Exchange, or may be traded off Bourse for 5 (five) business days commencing from 13th September 2002 through until 19th September 2002. The shares will be listed on the Jakarta Stock Exchange and

the Surabaya Stock Exchange on 13th September 2002. The final date for the exercise of the Rights is 20th September 2002 and therefore Rights which are not exercised after such date will be forfeited.

If not all of the shares offered under this Rights Issue I are subscribed by the relevant Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If a shareholder shall have a fraction of a Right, such fraction of Right is to be claimed by the Company and will be sold by the Company, and the proceeds from such sales are to be credited to the Company's account.

In connection with the announcement of information and notice on Rights Issue I of PT. Bank Buana Indonesia Tbk as contained in its Abridged Prospectus made public on 29th July 2002 on this newspaper, the Company hereby presents the following revisions:

TIMETABLE OF THE RIGHTS ISSUE I

Extraordinary General Meeting of Shareholders	26th August 2002
Effective Date	26th August 2002
Final Date of Rights Trading	
At Regular and Negotiation markets	30th August 2002
At Cash Market	5th September 2002
Commencement Date of Trading of Shares Without Rights	
At Regular and Negotiation markets	2nd September 2002
At Cash Market	6th September 2002

Date of the Register of Shareholders Eligible to Rights	5th September 2002
Period for Distribution of Rights Certificates, Prospectus and Form	6th-12th September 2002
Period for Splitting of Rights Certificates	12th-17th September 2002
Period for Listing at the Jakarta Stock Exchange and the Surabaya Stock Exchange	13th September 2002
Period for Trading of Rights Certificates	13th-19th September 2002
Period for Lodgment of Subscription and Payment for Rights Certificates	13th-20th September 2002
Period for Delivery of the Shares Resulted From Exercise of Rights	20th-27th September 2002
Final Date for Payment of Additional Share Subscription	23rd September 2002
Date for Allotment of Additional Share Subscription	25th September 2002
Date of Refunds of Payments for Additional Share Subscription	27th September 2002

RIGHTS ISSUE I

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). For every 5 (five) shares held by a shareholder whose name is registered in the Company's Register of Shareholders as of 5th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription.

The Company's composition of shareholders as of 30th June 2002 (prior to the Rights Issue I) according to the

Company's Register of Shareholders maintained and kept at the Securities Administration Bureau, PT. Sirca Datapro Perdana is as follows:

Shareholders	Par value of share @ IDR 100 Shares	IDR Amount	Percentage %
Authorized Capital	3,600,000,000	1,800,000,000	-
Subscribed and Fully Paid Up Capital:			
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85
The Public	163,200,336	81,600.17	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-

The pro forma capitalization structure and composition of the Company's shareholders before and after the Rights Issue I shall be as follows:

Item	Before Rights Issue II			After Rights Issue II		
	Total Shares	Par Value	%	Total Shares	Par Value	%
Authorized Capital	3,600,000,000	1,800,000,000	-	3,600,000,000	1,800,000,000	-
Subscribed and Fully Paid Up Capital:						
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83	1,099,313,903	549,656.95	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17	91,876,742	45,938.37	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85	101,957,357	50,978.68	6.85
The Public	163,200,336	81,600.17	13.15	195,840,403	97,920.20	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00	1,488,988,405	744,494.20	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-	2,111,011,595	1,055,505.80	-

Holders of Rights Certificates which fail to exercise their right to purchase the new shares under this Rights Issue I are permitted to sell their right to other parties

commencing from 13th September 2002 through until 19th September 2002 through the Jakarta Stock Exchange and the Surabaya Stock Exchange or otherwise transacted off Bourse so long as it is in accordance with BAPEPAM's Regulation No. IX.D.1. Shareholders which give up their right may see their equity lower (diluted) to the maximum of 16.67% (sixteen point sixty-seven percent).

If not all of the shares offered under this Rights Issue I are subscribed by Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If, thereafter, there are Rights which are not exercised, then the corresponding shares are to be returned back to the Company's portfolio.

Within a period of 12 (twelve) months after effective declaration of the listing of the Shares under this Rights Issue I, the Company plans to issue or list new shares or other securities which can be converted into shares, without prejudice however to resolutions from the Company's General Meeting of Shareholders and the prevailing laws and regulations.

PLANNED USES OF THE PROCEEDS OBTAINED FROM THE RIGHTS ISSUE I

The proceeds obtained from this Rights Issue I, less costs of the issue, are all to be used to reinforce the Company's capital, as follows:

1. Around 20% of the proceeds is to finance establishment of new branch offices in Sumatra or island of Bangka, North Sulawesi, Java, to relocate certain offices to other more strategic areas in Surabaya, DKI Jakarta and Bogor;
2. Around 20% of the proceeds is to finance investment on technology upgrade;
3. Around 10% of the proceeds is for improvements of quality of human resources;
4. Around 50% of the proceeds is be distributed as medium term and long term loans;

The Company shall report the realization of the uses of the proceeds from Rights Issue I on annual basis to the shareholders at the Company's General Meeting of Shareholders and file regular reports to BAPEPAM in accordance with BAPEPAM's Regulation X.K.4, Attachment of BAPEPAM's Head Decree No. Kep-81/PM/1996 dated 17th January 1996 as amended by BAPEPAM's Head Decree No. Kep-15/PM/1997 dated 30th April 1997 on Report on Realization

of the Uses of Proceeds obtained from Public Offering. The Company is to file report, on regular basis, to Bapepam regarding the uses of the proceeds from this Rights Issue I. If the Company intends to alter the uses of the proceeds as disclosed in the Prospectus, any such alteration plan shall obtain prior approval from the Company's General Meeting of Shareholders. And any such altered use of the proceeds shall first be reported to BAPEPAM, therein mentioning the reasons thereof and other consideration.

All the proceeds from the Initial Public Offering of 2000 in the amount of IDR 135.80 billion, less expenses of the issue, have all been utilized pursuant to their appropriation as reported to BAPEPAM as per Letter No. 01/DIR/384, dated 27th April 2001.

ACKNOWLEDGEMENT OF INDEBTEDNESS

Pursuant to the financial statements of PT. Bank Buana Indonesia Tbk. as of 31st May 2002 as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion, the Company has (A) Liabilities in the amount of IDR 11,102.35 billion, and (B) Commitment and Contingency Liability in the amount of IDR 1,639.86 billion as detailed below:

(in billion Rupiah)

Item		
A. Liabilities		
Current Liability		120.98
Deposits by non bank customers:		
Related Parties		
Demand Deposits	201.87	
Savings	22.38	
Deposits	86.52	
		310.77
Third Parties		
Demand Deposits	2,529.65	
Savings	3,461.47	
Deposits	3,951.79	9,942.91
Deposits by other banks:		
Related Parties		0.01
Demand Deposits		
Third Parties		
Demand Deposits	2.96	
Savings	6.46	
Deposits	4.05	
Call Money	457.00	
		470.47
Derivative Payables		1.16
Acceptance Payables		12.34
Borrowings		52.41
Accrued Expenses		87.06
Taxes Payable		46.60
Other Payables		56.04
Provision for Commitment and Contingency Loss		1.60
Total Liabilities		11,102.35
B. Commitment and Contingency Liability		
Commitments		
Unrealized spot foreign currency sold	8.68	
Loan facility given to customers, not yet used	1,469.10	
Irrevocable letters of credit outstanding	59.37	
		1,537.15

Contingency

Bank Guarantee	98.19	
Standby Letter of Credit	1.63	
Travellers' Cheques, not yet used	2.89	
		102.71
Total Commitment and Contingency Liability		**1,639.86**

FINANCIAL HIGHLIGHTS

The following tables present the Company's financial highlights for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures in these financial highlights are taken from the Company's financial statements for the five-month period ending on 31st May 2002 and from the financial statements for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

Balance Sheet

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Assets				
Cash	88.40	122.67	148.48	131.50
Demand Deposits at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits at other banks—Net	122.94	87.29	123.55	122.12
Placements at other banks—Net	497.59	1,039.18	870.24	912.15
Marketable securities—Net				
On trade	914.26	749.35	-	-
Made available for sales	28.49	28.88	4.84	5.03
To own through until maturity	5,845.47	5,494.91	6,456.00	6,813.46
Marketable securities purchased with Repo option—Net	478.94	1,168.43	478.56	22.35
Derivatives receivable-Net *	0.76	2.36	2.41	-
Loans—Net	3,091.16	2,621.86	1,761.45	841.37
Acceptance receivable—Net *	12.21	16.69	9.88	16.94

Participations—Net	7.81	7.81	7.81	15.24
Other receivables	36.88	35.45	23.13	11.61
Fixed assets—Net	321.40	299.59	134.73	108.49
Other assets—Net	140.70	80.75	125.06	137.78
Total Assets	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**
Liabilities and Shareholders' Equity				
Current liability	120.98	51.62	57.81	32.65
Deposits by non bank customers				
Demand Deposits	2,731.52	3,079.89	2,425.51	2,086.35
Savings	3,483.85	3,877.45	3,860.55	3,610.19
Deposits	4,038.31	3,997.12	3,301.63	3,031.74
Deposits by bank customers				
Demand Deposits	2.97	2.28	2.61	4.38
Savings	6.46	10.06	4.08	2.31
Deposits	4.05	2.13	2.00	-
Call money	457.00	-	79.00	52.00
Derivative payables *	1.16	2.66	-	0.41
Acceptance payables *	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for Commitment and Contingency losses	1.60	2.38	1.54	1.33
Total Liabilities	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**
Total Liabilities and Shareholders' Equity	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

*) *Prepared in accordance with PSAK 31 (Revision 2000) which requires itemization of payables and receivables from derivatives and from acceptance in the Balance Sheet.*

Income Statement

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Income Statement				
Interest income	739.09	1,669.58	1,180.19	1,775.13
Interest expenses	(458.17)	(1,001.41)	(774.70)	(1,208.74)
Interest income—Net	280.92	668.17	405.49	566.39
Other operating expenses—Net	(133.84)	(274.70)	(280.10)	(383.65)
Operating profit prior to provisions for loans write off and others	147.08	393.47	125.39	182.74
Recovery (expense) of provision for loans write off and others	5.86	(36.83)	32.22	215.27
Operating profit—Net	152.94	356.64	157.61	398.01
Non operating income (expenses)	1.02	3.11	3.63	(3.15)
Pre-tax profit	153.96	359.75	161.24	394.86
Tax expenses	(50.37)	(99.85)	(59.72)	(115.81)
Net profit of current year	103.59	259.90	101.52	279.05
Net profit per share (full IDR value) *	83	209*	98*	389*

*) *After calculating the weighted average of the outstanding shares in connection with the distribution of bonus shares and dividends in 2002*

Financial Ratios

(in percentage)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Financial Ratios				
Total Liabilities to Total Assets	91.72	91.62	93.44	94.23
Total Liabilities to Total Equity	1,107.94	1,093.00	1,425.32	1,634.25
Total Lending to Total Assets	26.17	21.98	17.04	9.51
Total Productive Assets to Total Assets	91.70	91.88	91.74	91.87
Total Third Party Deposits to Total Assets	84.71	89.25	90.28	91.29
Operating Ratios				
Net Interest Income to average Total Assets	2.30	5.84	4.02	6.89
Net Interest Income to average Total Equity	27.66	77.46	65.00	135.27
Net Interest Income to average Total Productive Assets	2.51	6.35	4.37	7.33
Net Other Operating Expenses to average Total Assets	(1.05)	(2.72)	(2.46)	(2.05)
Net Other Operating Expenses to average Total Equity	(12.60)	(36.12)	(39.74)	(40.21)
Net Other Operating Expenses to average Total Productive Assets—Net	(1.15)	(2.98)	(2.69)	(2.23)
Return on Assets	1.26	3.14	1.60	4.80
Return on Equity	12.61	36.07	19.20	79.97
Net Profit to averaged Total Productive Assets—Net	0.93	2.48	1.10	3.70
Net Operating Income (Expenses) to Interest Income	20.69	21.36	13.35	22.42
Pretax Profit to Interest Income	20.83	21.55	13.66	22.24
Net Profit to Interest Income	14.02	15.57	8.60	15.72
Loans to Net Productive Assets	28.10	23.37	18.13	9.62

(in %)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Loans to Deposits Received (LDR)	28.40	22.83	17.58	9.87
Provisions for Loans Write Off to Loans	(2.43)	(2.80)	(2.69)	(7.46)
Total Non Performing Loans to Total Loans	2.39	2.80	3.85	13.26
Capital Adequacy Ratio (CAR)	22.23	23.71	20.65	24.41
Growth Ratios				
Interest Income—Net	**	64.78	(28.41)	(27.91)
Net Operating Income (Expenses)	**	126.28	(60.40)	145.43
Net Profit	**	156.01	(63.62)	187.89
Total Assets	**	15.57	11.08	38.88
Total Liabilities	**	13.31	10.15	36.55
Total Equity	**	47.76	26.29	92.69

**) *Non comparable because the figures only represent the 5 month period*

ANALYSIS AND REVIEWS BY MANAGEMENT

1. GENERAL

The Company constitutes one of "A" category banks in Indonesia according to the letter from Bank Indonesia No. 31/60/UpwBI/AdwBI/Rahasia dated 26th October 1998. As such, the Company has succeeded in obtaining the trusts of customers, including those new customers defecting from other banks for more sound bank, so that in 1998 the Company's assets soared 123% compared to the figure in 1997.

With more effective and efficient strategy and management, the Company is able to acquire more sound liquidity and lending structure such that when other banks felt the pinch of the crisis, the Company managed to survive and even grew well. This success has been made possible through application of suitable strategy in which ever since its establishment, the Company has always focused its lending activities towards small and medium enterprises. With prudent lending practice consistently applied, the Company has become one of the best banks in the country's banking industry in terms of quality of its loan portfolio and capital capacity. Successes in the strategy and corporate management are evident in the Company's ability in making profits and maintaining its

Productive Assets Quality and ability in increasing its lending.

The Company also adheres to corporate culture which relies on the principles of transparency, integrity and application of sound banking standards. Evidence of such adherence to corporate culture is that the entire management and employees of the Company are consistent in their actual practice of prudent banking principles, and good corporate governance. In relation to its capacity as a publicly-listed company, the Company has brought in benefits and strong influence to its stakeholders in the forms of optimum returns to its shareholders, adequate welfare to all its employees and its success in helping develop economic capacity of the people and the state.

As manifestation of these success and trusts of the people, only recently, the Company was named the Best Bank among those banks with assets ranging between IDR 10 trillion to IDR 50 trillion, by 'Investor' magazine (Issue No. 57, Year #IV, 26th June - 9th July 2002) and the predicate 'Very Sound' awarded by 'Infobank' magazine, for the past 3 years.

2. FINANCIAL ANALYSIS

The following discussions are to be read in conjunction with the Company's Financial Statements for the five-month

period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001 and 2000, as audited by public accountant office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

2.1. Interest Income and Expenses

The following table represents the figures for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah, except for percentage)

	31st May 2002 (5 Months)		31st May 2002 (5 Months)		31st May 2002 (5 Months)		31st May 2002 (5 Months)	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Interest Income								
Loans	208.53	28.21	372.03	22.28	199.91	16.94	205.43	11.57
Marketable securities:								
SBI (Bank Indonesia Certificates)	404.36	54.71	1,036.23	62.07	857.21	72.63	1,463.99	82.47
Other Marketable Securities	97.33	13.17	166.49	9.97	43.53	3.69	13.76	0.78
		501.69		1,202.72		900.74		1,477.75
Placements at other banks	11.75	1.59	57.22	3.43	49.50	4.19	70.97	4.00
Demand Deposits at other banks	0.22	0.03	2.39	0.14	2.24	0.19	1.30	0.07
Commissions	16.90	2.29	35.22	2.11	27.80	2.36	19.68	1.11
Total	**739.09**	**100.00**	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**1,775.13**	**100.00**
Interest Expenses								
Demand Deposits	54.79	11.96	141.43	14.12	121.32	15.66	149.38	12.36
Savings	166.07	36.25	391.47	39.09	334.00	43.11	465.63	38.52
Time Deposits	225.58	49.23	448.35	44.77	301.72	38.95	568.32	47.02
Call Money	7.65	1.67	11.55	1.15	9.22	1.19	7.08	0.58
Borrowings	3.85	0.84	8.06	0.81	8.18	1.06	15.42	1.28
Others	0.23	0.05	0.55	0.06	0.26	0.03	2.91	0.24
Total	**458.17**	**100.00**	**1,001.41**	**100.00**	**774.70**	**100.00**	**1,208.74**	**100.00**
Net Interest Income	**280.92**		**668.17**		**405.49**		**566.39**	

2.1.1. Interest Income

For the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and

1999, the Company managed to record interest income in the amounts of respectively IDR 739.09 billion, IDR 1,669.58 billion, IDR 1,180.19 billion and IDR 1,775.13 billion. Interest income largely came from Bank Indonesia Certificates, which contribute to the amount of interest income respectively 54.71%, 62.07%, 72.63% and 82.47%.

As for the five-month period ending on 31st May 2002 with total interest income of IDR 739.09 billion, contribution from Bank Indonesia Certificate interest is at IDR 404.36 billion, compared to IDR 208.53 billion from loan interests and IDR 97.33 billion from marketable securities interest, respectively contributing 54.71%, 28.21% and 13.17% to the total interest income.

Interest income in 2001 is at IDR 1,669.58 billion, an increase of IDR 489.39 billion or 41.47% compared to the figure in 2000 which is at IDR 1,180.19 billion. This increase of interest income is largely caused by higher interest income received from lending made by the Company which is at IDR 172.12 billion, while Bank Indonesia Certificate interest contributes IDR 179.02 billion, and other marketable securities interest contributes IDR 122.96 billion, and commissions contribute IDR 7.42 billion.

Interest income in 2000 is at IDR 1,180.19 billion, a decrease of IDR 594.94 billion or 33.52% compared to the 1999's recorded figure of IDR 1,775.13 billion. This lower interest income is caused by the plunge of interest income from lending which is at IDR 5.52 billion and income from Bank Indonesia Certificate interest at IDR 606.78 billion, although there is an increase of income from marketable securities interest in the amount of IDR 29.77 billion.

Income from loan interest in 2001 stays at IDR 372.03 billion, which is an increase of IDR 172.12 billion or 86.10% compared to the 2000's recorded figure of IDR 199.91 billion. This increase in loan interest income is caused by, among others, increase of lending made by the Company from IDR 1,810.05 billion as of the closing of 2000 to become IDR 2,697.49 billion as of the closing of 2001. In 2000, income from loan interest is at IDR 199.91 billion, which is a decrease of IDR 5.52 billion or 2.69% from the 1999's figure of IDR 205.43 billion. This decrease in interest income is, among others, caused by decrease of average interest rate in the year 2000 as compared to that in 1999. Income from Bank Indonesia Certificate interest in 2001 amounting to IDR 1,036.23 billion increases by IDR 179.02 billion or 20.88% compared to the income from Bank Indonesia Certificate interest in 2000 at IDR 857,21 billion. This increase in interest income is, among others, contributed by increase in

average interest rate of Bank Indonesia Certificates in 2001 as compared to the average interest rate of Bank Indonesia Certificates in 2000. Income from Bank Indonesia Certificate interest in 2000 decreased by IDR 606.78 billion or 41.45% compared to the income from Bank Indonesia Certificate interest in 1999 at IDR 1.463.99 billion. This decrease is caused, among others, by the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Commission income during the five-month period ending on 31st May 2002 stays at IDR 16.90 billion. In 2001, commission income stays at IDR 35.22 billion, an increase of IDR 7.42 billion or 26.69% compared to the 2000's recorded figure of IDR 27.80 billion. Similarly, commission income in 2000 increased by IDR 8.12 billion or 41.26% compared to the 1999's recorded figure of IDR 19.68 billion. This increase is in line with increased lending made by the Company.

In whole, the Company's interest income during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 significantly came from non affiliated parties. From the total interest income, the one coming from affiliated parties is less than 5% of the total interest income.

2.1.2. Interest Expenses

Interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 stay at respectively IDR 458.17 billion, IDR 1,001.41 billion, IDR 774.70 billion and IDR 1,208.74 billion. Of the IDR 458.17 billion interest expenses accrued during the five-month period ending on 31st May 2002, the major contributor is Demand Deposits interest expense which is at IDR 54.79 billion, savings interest expense which is at IDR 166.07 billion, time deposits interest expense at IDR 225.58 billion, respectively contributing 11.96%, 36.25% and 49.23% of the total interest expenses.

Interest expenses in 2001 stay at IDR 1,001.41 billion, which means an increase of IDR 226.71 billion or 29.26% compared to the 2000's recorded figure of IDR 774.70 billion. This increase is caused among others by increase in third party funds raised by the Company as reflected under the item 'savings by non bank customers' from IDR 9,587.69 billion as of the closing of 2000 to IDR 10,954.45 billion as of the closing of 2001. Interest expenses in 2000 stay at IDR 774.70 billion, which is a decrease of IDR 434.04 billion or 35.90% compared to the 1999's figure of 1,208.74 billion. These lower interest expenses are in general caused by the fact that the

average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Interest expense for Demand Deposits in 2001 stay at IDR 141.43 billion, which means an increase of IDR 20.11 billion or 16.58% compared to the 2000's recorded figure of IDR 121.32 billion. This increase is caused, among others, by increased Demand Deposits from non bank customers from IDR 2,425.51 billion in 2000 to IDR 3,079.89 billion as of the closing of 2001. In 2000, interest expense from Demand Deposits decreased by IDR 28.06 billion or 18.78% compared to the 1999's recorded figure of IDR 149.38 billion.

Interest expense from savings in 2001 stay at IDR 391.47 billion, which means an increase of IDR 57.47 billion or 17.21% compared to the 2000's recorded figure of IDR 334 billion. This increase is caused, among others, by the fact that the average interest rate from savings in 2001 is higher than the average interest rate prevailing in 2000. In 2000, interest expense from savings decreased by IDR 131.63 billion of 28.27% compared to the 1999's recorded figure of IDR 465.63 billion. This decrease is caused, among others, by the fact that the average interest rate, from savings, in 2000 is lower than the average interest rate prevailing in 1999, although in 2000 balance of savings increased by IDR 250.37 billion from

IDR 3,610.18 billion as of the closing of 1999 to IDR 3,860.55 billion as of the closing of 2000.

Deposits interest expense in 2001 stays at IDR 448.35 billion, which means an increase of IDR 146.63 billion or 48.60% compared to the 2000's recorded figure of IDR 301.72 billion. This increase is caused, among others, by increased deposit funds, namely from IDR 3,301.63 billion as of the closing of 2000 to IDR 3,997.12 billion as of the closing of 2001. Deposits interest expense in 2000 is IDR 266.60 billion lower or 46.91% lower compared to the 1999's figure of IDR 568.32 billion. This decrease is caused, among others, by the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Other interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 each contributes below 1% of the total interest expenses.

2.2.Net Interest Income

Net interest income for the five-month period ending on 31st May 2002 is recorded at IDR 280.92 billion. The IDR 668.17 billion net interest income recorded in 2001 indicates an increase of IDR 262.68 billion or 64.78%,

compared to the 2000's figure of IDR 405.49 billion. The increased net interest income in 2001 is caused by the fact that the interest income increase of IDR 489.39 billion is only countered by interest expense increase of IDR 226.71 billion.

In 2000, net interest income decreased by IDR 160.90 billion or 28.41% compared to the 1999's figure of IDR 566.39 billion. This decrease is caused, among others, by the decrease of interest income from IDR 1,775.13 billion in 1999 to IDR 1,180.19 billion in 2000, due to the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

The Company's performance in terms of net interest income remained positive amidst the generally difficult condition faced by banks in recording positive net interest income. This sound net interest income is in line with the strategy adopted by the Company in its maintaining the efficiency and quality of its productive assets. The lending made by the Company truly supported growth of customers' businesses, as this is indicated in the absolute value as well as the very low percentage of non performing loans. This increased net interest income is proof of the remaining high trusts given by the public to the Company as the place to keep their funds.

2.3. Other Operating Income and Expenses

The following table presents the composition of other operating income and expenses for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Other Operating Income				
Income from foreign exchange transactions—net	6.50	20.06	12.61	27.83
Income from derivatives transactions—net	4.28	9.20	1.94	3.82
Income from non-loans commissions and fees	13.49	25.65	24.04	21.35
Gains not yet realized due to increased fair value of marketable securities	33.56	-	-	-
Other income—net	6.13	52.78	-	5.21
Total	63.96	107.69	38.59	58.21
Other Operating Expenses				
(Expense) recovery of provision for loans and other productive assets write off —net	5.86	(36.83)	32.22	215.27
Loss not yet realized due to decreased fair value of marketable securities	-	(6.15)	-	-
Personnel expenses	(73.47)	(179.38)	(154.59)	(255.43)
Building expenses	(8.75)	(24.03)	(15.05)	(15.04)
General and Administration Expenses	(115.58)	(172.83)	(149.05)	(171.39)
Total	(191.94)	(419.22)	(286.47)	(226.59)
Other Operating Expenses—Net	(127.98)	(311.53)	(247.88)	(168.38)

2.3.1. Other Operating Income

Other operating income for the five-month period ending on 31st May 2002 is at IDR 63.96 billion of which the largest contributors are non—loan commissions and fees which are at IDR 13.49 billion and gains not yet realized due to increased fair value of marketable securities which contributes IDR 33.56 billion.

In 2001, other operating income stays at IDR 107.69 billion which is an increase of IDR 69.10 billion or 179.06% compared to the 2000's recorded figure of IDR 38.59 billion. This increase comes from income from foreign exchange transactions at IDR 7.45 billion, income from derivative transactions at IDR 7.26 billion and other income at IDR 52.78 billion. The increase in other operating income is largely caused by forfeited collateral securities at the value of IDR 35.67 billion, which sum was previously reported as liability.

In 2000, other operating income stays at IDR 38.59 billion, which means a decrease of IDR 19.62 billion or 33.71% compared to the 1999's recorded figure of IDR 58.21 billion. The largest contributor in this decrease is income from foreign exchange transactions, which is IDR 15.22 billion.

2.3.2. Other Operating Expenses

For the five-month period ending on 31st May 2002, Other Operating Expenses are recorded at IDR 191.94 billion, and the largest contributor is General And Administration Expenses which is at IDR 115.58 billion and personnel expenses which is at IDR 73.47 billion.

In 2001, Other Operating Expenses reaches IDR 419.22 billion, an increase of IDR 132.75 billion or 46.34%

compared to the 2000's recorded figure of IDR 286.47 billion. The major contributors of this increase are personnel expenses which is at IDR 24.79 billion and then General and Administration Expenses, which is at IDR 23.78 billion.

In 2000, Other Operating Expenses reaches IDR 286.47 billion, which means an increase of IDR 59.88 billion or 26.43% compared to the 1999's recorded figure of IDR 226.59 billion. The lower figure in 1999 is caused by recovery of loans and productive assets write off in the amount of IDR 215.27 billion, as the results of quality recovery of non performing loans.

Personnel expense in 2001 stays at IDR 179.38 billion, which means an increase of IDR 24.79 billion or 16.04% compared to the 2000's recorded figure of IDR 154.59 billion. This increase is still within the planned regular salary increments for employees. In 1999, personnel expense records IDR 255.43 billion, which means an increase of IDR 100.84 billion compared to the 2000's recorded figure of IDR 154.59 billion. This increase is the results of the Company's paying bonuses and gratification to all employees for sound financial performance, as well as service payments made to 3 resigning members of the Board of Directors.

In 2001, General and Administration Expenses reaches IDR 172.83 billion, which means an increase of IDR 23.78 billion, compared to the 2000's recorded figure of IDR 149.05 billion. This increase is caused, among others, by the general increases in the prices of goods and services in the course of 2001 following the increase of electricity, telephone and oil fuel prices. In 2000 however, General And Administration Expenses decreases by IDR 22.34 billion, compared to the 1999's recorded figure of IDR 171.39 billion, which is caused, among others, by the Company's distributing basic needs to all its employees in 1999, to improve their welfare.

Net recovery of provision for loans and other productive assets write off for the five-month period ending on 31st May 2002 stays at IDR 5.86 billion. In 2001, the Company records 'provisions for loans and productive assets write off' at the net amount of IDR 36.83 billion. In 2000 and 1999, the Company records 'provisions for loans and productive assets write off' at the net amounts of respectively IDR 32.22 billion and IDR 215.27 billion.

The recorded expense of IDR 36.83 billion in 2001 for 'provisions for loans and productive assets write off' is in line with growth of lending made, as evident in the increase of the item 'lending made' from IDR 1,810.05 billion as of the closing of 2000 to IDR 2,697.49 billion

as of the closing of 2001. While the recorded net recovery of 'provisions for loans and productive assets write off' of IDR 32.22 billion in 2000 and IDR 215.27 billion in 1999 is in line with the improved quality of the Company's loans, which in 1998 were categorized as non performing loans.

2.3.3. Other Operating Expenses—Net

The net Other Operating Expenses for the five-month period ending on 31st May 2002 reaches IDR 127.98 billion. The recorded IDR 311.53 billion of net Other Operating Expenses in 2001 increases by IDR 63.65 billion or 25.68% compared to the 2000's recorded net figure of IDR 247.88 billion. In 2000, net Other Operating Expenses increases by IDR 79.50 billion or 47.21% compared to the 1999's recorded net figure of IDR 168.38 billion.

2.4. Net Operating Profit and Net Profit

Net operating profit during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 respectively stays at IDR 152.94 billion, IDR 356.64 billion, IDR 157.61 billion and IDR 398.01 billion.

With such performance recorded by the Company, its net profits for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 respectively amount to IDR 103.59 billion, IDR 259.90 billion, IDR 101.52 billion and IDR 279.05 billion.

Net profit in 2001 increases by IDR 158.38 billion or 156.01% compared to the net profit made in 2000. Therefore, net profit per share also increases from IDR 98 per share in 2000 to IDR 209 per share in 2001. Net profit in 2000 decreases by IDR 177.53 billion or 63.62% compared to the figure in 1999. This decrease is caused by the fact that the 1999's net interest income is much higher than the net interest income in 2000, due to the fact that the average interest rate in 1999 is higher than the average interest rate prevailing in 2000. In addition, the Company recorded recovery of provision for loans and productive assets write off in the amount of IDR 215.27 billion in 1999.

2.5. Assets Growth

The following table presents the composition of assets as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Cash	88.40	122.67	148.48	131.50
Demand Deposits, at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits, at other banks	124.18	(88.17)	124.80	123.35
Provision for write off of Demand Deposits at other banks	(1.24)	(0.88)	(1.25)	(1.23)
Placements made at other banks	502.62	1,049.68	879.03	921.36
Provision for write off of placements made at other banks	(5.03)	(10.50)	(8.79)	(9.21)
Marketable securities:				
On trade	923.50	756.92	-	-
Made available for sales	28.78	29.17	4.89	5.03
To own through until maturity	5,847.49	5,495.24	6,457.15	6,813.46
Provision for write off of marketable securities	(11.55)	(8.19)	(1.20)	-
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Provision for write off of 'Marketable securities purchased with Repo option'	(5.00)	(12.02)	-	-
Derivative receivables	0.77	2.38	2.41	-
Provision for write off of Derivative receivables	(0.01)	(0.02)	-	-
Loans				
Related parties	39.21	37.22	26.47	12.76
Third parties	3,128.88	2,660.27	1,783.58	896.47
Provision for loan write off	(76.93)	(75.63)	(48.60)	(67.86)
Acceptance receivables				
Related parties	2.54	0.41	-	0.72
Third parties	9.79	16.45	9.98	16.39
Provision for write off of Acceptance receivables	(0.12)	(0.17)	(0.10)	(0.17)
Participation	7.89	7.89	7.89	15.39
Provision for decreasing value of participation	(0.08)	(0.08)	(0.08)	(0.15)
Other receivables	36.88	35.45	23.13	11.61
Fixed assets, acquisition price / revalued amount	436.51	399.78	214.68	168.04
Accumulated Depreciation	(115.11)	(100.19)	(79.95)	(59.55)
Other Assets				
Related parties	5.27	0.17	9.55	7.34
Third parties	135.43	80.58	151.18	130.44
Provision for decreasing value of other assets	-	-	(35.67)	-
TOTAL ASSETS	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

On 31st May 2002, 31st December 2001, 2000 and 1999, the Company's total assets respectively amount to IDR 12,104.42 billion, IDR 12,274.10 billion, IDR 10,620.37 billion and IDR 9,561.28 billion. As of the closing of 2001, total assets increases by IDR 1,653.73 billion or 15.57% compared to the figure in 2000. Total assets as of

the closing of 2000 also increases by IDR 1,059.09 billion or 11.08% compared to the total assets as of the closing of 1999.

On 31st May 2002, the Company's total assets is at IDR 12,104.42 billion, which means a decrease of IDR 169.68 billion or 1.38% compared to the figure as of 31st December 2001. The largest decrease is in the items 'placements at other banks' and 'marketable securities purchased with repo option', respectively at IDR 547.06 billion and IDR 696.51 billion.

Increase in the total assets as of the closing of 2001 compared to the position as of the closing of 2000 came from increased Productive Assets, particularly significant increase of lending made, by IDR 887.44 billion or 49.03%, from IDR 1,810.05 billion as of the closing of 2000 to IDR 2,697.49 billion as of the closing of 2001. Similarly, total assets is higher as of the closing of 2000, at IDR 10,620.37 billion, compared to the position as of the closing of 1999 which is at IDR 9,561.28 billion, which means an increase of IDR 1,059.09 billion or 11.07%.

2.5.1. Interest Producing Productive Assets

The following table presents the composition of Interest Producing Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Demand Deposits at other banks	124.18	88.17	124.80	123.35
Placements at other banks	502.62	1,049.68	879.03	921.36
Marketable securities:				
Bank Indonesia Certificates	5,646.54	5,462.52	6,190.25	6,765.56
Other securities	1,153.23	818.81	271.79	52.93
	6,799.77	6,281.33	6,462.04	6,818.49
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Loans	3,168.09	2,697.49	1,810.05	909.23
Total	**11,078.60**	**11,297.12**	**9,754.48**	**8,794.78**

The proceeds obtained by the Company will be vested in Productive Assets. On 31st May 2002 and 31st December 2001, 2000 and 1999, Interest Producing Productive Assets amount to respectively IDR 11,078.60 billion, IDR 11,297.12 billion, IDR 9,754.48 billion and IDR 8,794.78 billion.

The Company's Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999 represent respectively 91.53%, 92.04%, 91.85% and 91.98% of the total fixed assets as of such dates. On 31st May 2002, 31st December 2001, 2000 and 1999, investments in Bank Indonesia Certificates represent respectively 50.97%, 48.35%, 63.46% and 76.93% of the total Interest Producing Productive Assets.

Total Productive Assets as of 31st May 2002 decreases by IDR 218.52 billion or 1.93% compared to the total Productive Assets as of the closing of 2001. This decrease is caused by lower amount of 'Marketable Securities Purchased With Repo Option' of IDR 696.51 billion and

increase in lending made, in the amount of IDR 470.60 billion. Total Productive Assets as of the closing of 2001 is at IDR 11,297.12 billion, which means an increase of IDR 1,542.64 billion or 15.81% compared to the 2000's recorded figure of IDR 9,754.48 billion. This increase came from increase in lending made, at IDR 887.44 billion and in marketable securities purchased with repo option, at IDR 701.89 billion, and placements at other banks, at IDR 170.65 billion.

Total Productive Assets in 2000 compared to the figure as of the closing of 1999, which is at IDR 8,794.78 billion, increases by IDR 959.70 billion or 10.91%, and the largest increase is from lending made, which stays at IDR 900.82 billion.

2.5.2. Lending

The Company has the expertise and experience in accommodating small and medium enterprises; and therefore its lending is concentrated on trading sector, restaurant and hotel businesses, as well as industry. The Company's lending to such sectors has increased markedly since 1999. The total lending made to the trading sector, restaurants and hotels, as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 1,526.34 billion, IDR 1,237.59 billion, IDR 915.97 billion and IDR 466.45

billion which represents 48.18%, 45.88%, 50.60% and 51.30% of the total lending made by the Company. Specifically, the total lending made to industry sector as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 744.49 billion, IDR 660.55 billion, IDR 422.88 billion and IDR 250.79 billion which represents 23.50%, 24,49%, 23.36% and 27.58% of the total lending made by the Company.

At the moment, our national banking industry has not fully resumed its intermediary function. This is evident in the huge investment made in the form of Bank Indonesia Certificates by operating banks. However, the Company has always tried to distribute its loans, as evident in the increase of lending made from IDR 909.23 billion as of the closing of 1999 to IDR 1,810.05 billion as of the closing of 2000, and to IDR 2,697.49 billion as of the closing of 2001 and further increases to IDR 3,168.09 billion as of 31st May 2002.

Total lending made as of 31st May 2002 increases by IDR 470.60 billion or 17.45% compared to the total lending made as of the closing of 2001. Total lending made as of the closing of 2001 increases by IDR 887.44 billion or 49.03% compared to the figure as of the closing of 2000; while the total lending made as of the closing of 2000

increases by IDR 900.82 billion or 99.08% compared to the figure as of the closing of 1999.

2.6. Growth of Liabilities

The following table presents the composition of liabilities as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Current liability	120.98	51.62	57.81	32.65
Deposits by				
Related Parties	310.77	237.09	267.76	229.66
Third Parties	9,942.91	10,717.37	9,319.93	8,498.62
Deposits by other banks				
Related Parties	0.01	0.29	0.08	-
Third Parties	470.47	14.18	87.61	58.69
Derivative payables	1.16	2.66	-	0.41
Acceptance payables	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for loss				
Commitment and Contingency	1.60	2.38	1.54	1.33
TOTAL LIABILITIES	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**

Total liabilities as of 31st May 2002 stays at IDR 11,102.35 billion, which means a decrease of IDR 142.91 billion or 1.27% compared to the figure as of the closing of 2001. Total liabilities as of the closing of 2001 stay at IDR 11,245.26 billion, which means an increase of IDR 1,321.16 billion or 13.31% compared to the 2000's figure. Total liabilities as of the closing of 2000 is at IDR 9,924.10 billion, which means an increase of IDR 914.14

billion or 10.15% compared to the total liabilities as of the closing of 1999.

Current liability as of 31st May 2002 amounts to IDR 120.98 billion, which means an increase of IDR 69.36 billion or 134.37% compared to the figure as of the closing of 2001. Current liability as of the closing of 2001 is at IDR 51.62 billion, which means a decrease of IDR 6.19 billion or 10.71% compared to the figure as of the closing of 2000. While current liability as of the closing of 2000 stays at IDR 57.81 billion, which means an increase of IDR 25.16 billion or 77.06% compared to the 1999's figure of IDR 32.65 billion.

From savings collected by the Company as of 31st May 2002, 31st December 2001, 2000 and 1999, contribution from affiliated parties respectively amounts to IDR 310.77 billion, IDR 237.09 billion, IDR 267.76 billion and IDR 229.66 billion. Savings collected from third parties as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amounts to IDR 9,942.91 billion, IDR 10,717.37 billion, IDR 9,319.93 billion and IDR 8,498.62 billion.

Savings from third party banks as of 31st May 2002 amounts to IDR 470.47 billion, which means a significant increase from the recorded figure of IDR 14.18 billion as of the

closing of 2001. Of these third party banks savings, call money represents IDR 457 billion.

Balance of derivative payables as of 31st May 2002, 31st December 2001 and 1999 respectively amounts to IDR 1.16 billion, IDR 2.66 billion, and IDR 0.41 billion. The figure as of 31st May 2002 shows a decrease of IDR 1.50 billion or 56.39% compared to the 2001's recorded figure. Derivative payables as of the closing of 2001 increases to IDR 2.66 billion compared to the figure as of the closing of 2000. While derivative payables as of the closing of 2000 sees a decrease of IDR 0.41 billion compared to the figure recorded as of the closing of 1999.

As of 31st May 2002, 31st December 2001, 2000 and 1999, acceptance payables respectively amounts to IDR 12.34 billion, IDR 16.86 billion, IDR 9.98 billion and IDR 17.11 billion. Acceptance payables as of 31st May 2002 sees a decrease of IDR 4.52 billion or 26.81% compared to the figure as of the closing of 2001. Acceptance payables as of the closing of 2001 increases by IDR 6.88 billion or 68.94% compared to the figure as of the closing of 2000. Meanwhile, acceptance payables as of the closing of 2000 sees a decrease of IDR 7.13 billion or 41.67% compared to the figure in 1999. Such increase and decrease of acceptance payables are in line with the increase and decrease of time letter of credit for overseas parties.

Borrowings made as of 31st May 2002 amounts to IDR 52.41 billion, which is lower than the figures as of 31st December 2001, 2000 and 1999 which amount to respectively IDR 67.11 billion, IDR 60.43 billion and IDR 66.57 billion. This decrease is caused by regular payments to foreign lenders.

On 31st May 2002, accrued expenses amounts to IDR 87.06 billion, which means an increase of IDR 52.68 billion or 153.23% compared to the figure as of the closing of 2001. As of the closing of 2001, accrued expenses amounts to IDR 34.38 billion, which means an increase of IDR 5.64 billion or 19.62% compared to the figure as of the closing of 2000. As of the closing of 2000, accrued expenses amounts to IDR 28.74 billion, which means an increase of IDR 2.00 billion or 7.48% compared to the 1999's recorded figure.

As of 31st May 2002, 31st December 2001, 2000 and 1999, taxes payable amounts to respectively IDR 46.60 billion, IDR 62.99 billion, IDR 49.31 billion and IDR 53.82 billion. Taxes payable as of 31st May 2002 sees a decrease of IDR 16.39 billion or 26.02% compared to the figure as of the closing of 2001. Taxes payable as of the closing of 2001 increases by IDR 13.68 billion or 27.74% compared to the figure as of the closing of 2000. While, as of the closing of 2000, taxes payable sees a decrease of IDR 4.51

billion or 8.38% compared to the figure as of the closing of 1999.

Other payables as of 31st May 2002 amounts to IDR 56.04 billion, which means an increase of IDR 17.71 billion or 46.20% compared to the figure as of the closing of 2001. Other payables as of the closing of 2001 amounts to IDR 38.33 billion, which means a decrease of IDR 2.58 billion or 6.31% compared to the figure as of the closing of 2000. Other payables as of the closing of 2000 amounts to IDR 40.91 billion, which means an increase of IDR 16.55 billion or 67.94% compared to the 1999's recorded figure of IDR 24.36 billion.

As of 31st May 2002, provision for commitment and contingency loss amounts to IDR 1.60 billion, which means a decrease of IDR 0.78 billion or 32.77% compared to the figure as of the closing of 2001. As of the closing of 2001, provision for commitment and contingency loss amounts to IDR 2.38 billion, which means an increase of IDR 0.84 billion or 54.55% compared to the figure as of the closing of 2000. As of the closing of 2000, provision for commitment and contingency loss amounts to IDR 1.54 billion; which means an increase of IDR 0.21 billion or 15.79% compared to the 1999's recorded figure of IDR 1.33 billion.

2.7. Equity Growth

Balance of equity as of 31st May 2002 is recorded at IDR 1,002.07 billion, which means a decrease of IDR 26.77 billion compared to the figure as of 31st December 2001. This decrease is caused by decrease of profit balance by IDR 305.99 billion, which is larger than the increase of subscribed and fully paid up capital of only IDR 135.41 billion and increase of net paid-up capital of IDR 144.20 billion.

The IDR 305.99 billion decrease of profit balance is caused by the fact that the Company, during the five-month period ending on 31st May 2002, only makes a net profit of 103.59 billion, pays cash dividends of IDR 129.98 billion and capitalization of profit balance of IDR 279.61 billion in connection with distribution of dividends. The increase of subscribed and fully paid up capital by IDR 135.41 billion and increase of net paid-up capital by IDR 144.20 billion are caused by the distribution of share dividends and bonus shares.

Balance of equity as of 31st December 2001 amounts to IDR 1,028.84 billion, which means an increase of IDR 332.57 billion compared to the figure as of 31st December 2000. Such increase of equity balance is caused by increase of profit balance of IDR 228.86 billion, and difference from

revaluation of fixed assets in the amount of IDR 103.28 billion. The increase of profit balance of IDR 228.86 billion is the result of the current year's net profit of IDR 259.90 billion offset by the distribution of cash dividends of IDR 31.04 billion.

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Subscribed and fully paid up capital	620.41	485.00	485.00	235.00
Additional paid-up capital—net	167.77	23.57	23.57	-
Difference from revaluation of fixed assets	103.28	103.28	-	-
Difference of the value of restructure transactions of affiliated parties	(6.22)	(6.22)	(6.22)	(6.22)
Gains (Losses) not yet realized due to increase (decrease) of the fair value of marketable securities made available for sales	(0.07)	0.32	(0.11)	0.03
Profit balance	116.90	422.89	194.03	322.51
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**

Increase of subscribed and fully paid up capital in 2000 is the result of the Initial Public Offering made in 2000. As of 31st December 2001 and 2000, the Company's Authorized Capital amounts to IDR 900 billion, which is divided into 1,800,000,000 shares, each carrying a par value of IDR 500. The Company's subscribed and fully paid up capital as of 31st December 2001 and 2000 amounts to IDR 485 billion, divided into 970,000,000 shares, each carrying a par value of IDR 500.

On 31st May 2002, the Company's Authorized Capital is recorded at IDR 1,800 billion which is divided into 3,600,000,000 shares each carrying a par value of IDR 500.

Its subscribed and fully paid up capital increases by IDR 135.41 billion to IDR 620.41 billion as of 31st May 2002, which is divided into 1,240,823,671 shares, each carrying a par value of IDR 500. Such change of subscribed and fully paid up capital is caused by the distribution of bonus shares originating from capitalization to additional paid-up capital of the proceeds obtained from public offering, and distribution of share dividends originating from the capitalization of part of profit balance through to 31st December 2001.

On 31st May 2002, the Company's net additional paid-up capital amounts to IDR 167.77 billion, which is a difference between the market value of share dividends and the par value of the share dividends, distributed on 17th May 2002. Meanwhile, the net additional paid-up capital in 2001 which amounts to IDR 23.57 billion has been capitalized for the purpose of the distribution of bonus shares to the shareholders. The difference from the revaluation of fixed assets as of 31st May 2002 and as of the closing of 2001 each amounts to IDR 103.28 billion. This revaluation difference is resulted from revaluation of certain fixed assets (lands and buildings) by an independent appraiser, PT. Artanila Permai on 30th June 2001.

Composition of ownership of shares in the Company according to its Register of Shareholders prepared by PT. Sirca Datapro Perdana on 31st May 2002 is as follows:

Shareholders	Total Shares	% Stake
PT. Sari Dasa Karsa	916,094,919	73.83%
10 Founding Shareholders (individual) respectively holding less than 1%	76,563,952	6.17%
PT. Makindo Tbk	84,964,464	6.85%
The Public	163,200,336	13.15%
Total	**1,240,823,671**	**100.00%**

BUSINESS RISKS

Similarly like those other sectors, the Company's businesses are never free from the adverse impacts of both macro and micro factors. The types of risk which are predicted to affect the Company's performance in general can be identified according to the following categories:

1. LENDING RISKS

These risks pertain to the continued and smooth repayments by debtors of both interests and principal of the loans provided to them. Failures of debtors in meeting such payments may be resulted from unfitness of their businesses, as the results of poor decision made by the Company's management in terms of lending, and changes of such external factors which disturb the businesses of

debtors or adversely affect their ability to repay their debts.

2. OPERATING RISKS

The Company's is expanding in terms of the number of offices, employees and total assets. If these are poorly managed, there are chances for irregularities which will bring in damaging impacts, namely loss of trusts of the public in the Company and eventually, financial loss.

3. TECHNOLOGY RISKS

Technology is one important element in banking business. The type of technology adopted by a bank affects the types of products and facilities/features that it can offer its customers. The Company's inability to catch up with the ever advancing technology will adversely affect its competitiveness, and therefore less opportunity to attract new customers and possible exodus of customers to other better banks.

4. LIQUIDITY RISKS

Liquidity pertains to the ability of a unit of business to meet its current obligations to both its customers and creditors. In banking industry, liquidity rate is a factor

which must be maintained by the management. Deficient liquidity might cause customers to lose their trusts. On the other hand, over liquidity, coupled with poor management, will be injurious to the Company.

5. RISKS ATTRIBUTABLE TO PROVISION FOR PRODUCTIVE ASSETS WRITE OFF

Bank Indonesia as Indonesia's Central Bank requires that all banks to itemize provision for productive assets write off based on the valuation of the Productive Assets. Based on such valuation, Productive Assets are to be divided into the following categories: passed, special mention, substandard, doubtful and loss. If the Company fails to comply with such requirements of Bank Indonesia, the Company's soundness rate will be adversely affected and this will adversely affect performance of the Company.

6. CAPITAL ADEQUACY RISKS

Bank Indonesia regulations require that banks shall maintain their Capital Adequacy Ratio (CAR) at such level no less than 8%. If the Company is unable to meet such minimum Capital Adequacy Ratio (CAR) requirement, Bank Indonesia will include the Company into such group of Banks On Watch (or BDP), and then the bank will be required to draw up its business plan in order to meet

that threshold. If it fails, it will affect the continued operations of the Company.

7. INTEREST RATE FLUCTUATION RISKS

Fluctuation of the interest rates caused by monetary policies imposed by the Government can effect the Company's performance. High interest rate will increase funding cost to be paid by the Company, while the Company cannot at the same time increase the interest rate for its lending made to customers, thereby the margin will be smaller. In addition to this smaller margin, the continued trend of higher interest rate will cause the real sector unable to pay their interest obligation, thereby minimizing the Company's interest income. The low interest rate of the Bank Indonesia Certificates, as instrument of government monetary policy, will also affect performance of the Company considering that the largest component of its Productive Assets portfolio is investment in Bank Indonesia Certificates.

8. FOREIGN EXCHANGE RISKS

With the progresses made by Indonesia, there will be increased trading activities both domestic and international trade. This causes the Company, as a foreign exchange bank, to transact in foreign exchanges,

which will effect both its assets and liabilities. Fluctuation of the IDR exchange rate against foreign exchanges will affect the Company's ability in meeting its obligations denominated in foreign exchanges. The instability of IDR exchange rate will also bring in problems in the Company's managing its assets and obligations stated in foreign exchanges, thereby bringing in injury to the Company.

9. ECONOMIC, SOCIAL AND POLITICAL RISKS

The Company's businesses are very much effected by domestic economic, social and political situations. Non conducive economic, social and political conditions will adversely affect the Company's ability in collecting funds from the public, its lending, and its interest income from the loans it makes, thereby the Company's entire performance will be adversely affected.

10. COMPETITION RISKS

Competition risks rise since there are growing number of banks offering innovative products. Any such competition may subsequently affect the Company's ability in increasing or maintaining its market share. The prospects of domestic economy does not give much room for national

banks, nor give much room for the Company to increase its lending significantly.

MILESTONES AFTER THE DATE OF INDEPENDENT AUDITORS' REPORT

There are no significant events taking place after the date of Independent Auditors' Report dated 16th August 2002 from public accountant office "Siddharta, Siddharta & Harsono" on the Financial Statements of PT. Bank Buana Indonesia Tbk for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001 and 2000, with Unqualified Opinion, otherwise having material impacts to be disclosed in this Prospectus.

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 27

Press Release

Bank Buana
tawarkan 248 juta saham baru

Jakarta, 26 Agustus 2002

Pada tanggal 26 Agustus 2002, PT Bank Buana Indonesia Tbk (Bank Buana) dalam Rapat Umum Pemegang Saham Luar Biasa yang diselenggarakan di Hotel Borobudur, Jakarta menyetujui pengeluaran 248 juta saham baru dengan cara Hak Memesan Efek Terlebih Dahulu (HMETD) kepada Pemegang Saham yang tercatat dalam Daftar Pemegang Saham pada tanggal 5 September 2002.

Right Issue ini menggunakan rasio 5 : 1 dengan harga ditawarkan Rp 500,- per saham. Dana dihimpun diharapkan mencapai Rp 124 miliar dan akan dibukukan sebagai penambah modal disetor Bank Buana sehingga akan meningkat menjadi Rp 744 miliar. Tidak ada pihak yang bertindak sebagai pembeli siaga (*standby buyer*).

Alokasi penggunaan dana hasil penawaran umum ini 20% untuk pengembangan jaringan kantor baru, 20% untuk investasi pengembangan Teknologi, 10% untuk peningkatan kualitas sumber daya manusia dan sisanya 50% untuk kredit jangka menengah dan panjang. Demikian dijelaskan Jimmy Laihad-Direktur Utama Bank Buana

Strategis Mendatang

Ditambahkan Pardi Kendy- Direktur Bank Buana. Dari segi kecukupan modal untuk pertumbuhan kredit, CAR Bank Buana per 30 Juni 2002 mencapai 21,54%. Manajemen akan terus berusaha dalam perkembangannya untuk tetap menjaga CAR Bank Buana diatas ketentuan yang ditetapkan Bank Indonesia.

On August 26, 2002 at Borobudur Hotel – Jakarta, PT Bank Buana Indonesia Tbk. (Bank Buana) held an Extraordinary Shareholders Meeting (EGM). The meeting approves the allotment of 248 milion new shares that would be acquired through Right Issue from all Shareholders whom are listed as of September 5, 2002.

This Right Issue uses 5:1 ratio with Rp. 500,- as the price/ share. Bank Buana is hoping to get Rp. 124 billion from this Corporate Action and will be used to inject the Bank's paid up capital to Rp. 744 billion. No party will stand as a Standby Buyer.

As stated by President Director, Jimmy Kurniawan Laihad, 20% of the total funds accumulated from this Right Issue will be used to open new offices, another 20% to be invested in banking technology, 10% to improve the quality of human resources and the last 50% is for long and medium term loan distribution.

Future Strategy

Managing Director Pardi Kendy also mentioned that in term of Capital Adequacy Ratio (CAR) for loan distribution Bank Buana stands at 21.54%. As promised by Kendy, the Management of Bank Buana would always maintain its CAR above the Central Bank's regulation.

Total ekuitas Bank Buana per 30 Juni 2002 yaitu sebesar Rp 1,08 triliun dengan modal disetor sebesar Rp 620,41 miliar. Bank Buana berencana akan terus meningkatkan modal disetornya agar dalam waktu tidak terlalu lama sudah mencapai Rp 1 triliun.

Bank Buana's total equity as of June 30, 2002 has reached Rp. 1.08 trillion whereas paid up capital has gotten to Rp. 620.41 billion. We plan to attain paid up capital to Rp. 1 trillion in this very near future.

Public Expose

Guna memenuhi ketentuan PT Bursa Efek Jakarta, Bank Buana juga pada tanggal 26 Agustus 2002 ini menyelenggarakan paparan publik mengenai realisasi operasi dan keuangan per 30 Juni 2002 serta proyeksi sampai dengan akhir tahun 2002.

Public Expose

In line with Jakarta Stock Exchange Regulation, on August 26, 2002 Bank Buana has also held its Public Expose. Bank Buana has presented its operational and financial performance as of June 30, 2002 as well as financial projection for end 2002.

Sampai dengan 30 Juni 2002 hasil keuangan yang dicapai cukup menggembirakan. Dibandingkan dengan proyeksi akhir tahun 2002, untuk total aktiva per 30 Juni 2002 sebesar Rp 11,89 triliun sudah mencapai 87,7%, penyaluran kredit sebesar Rp 3,42 triliun sudah mencapai 90%, dana pihak ketiga sebesar Rp 10,38 triliun sudah mencapai 86,31% dan total ekuitas sebesar Rp 1,08 triliun sudah mencapai 96,47%. Proyeksi Laba-Rugi untuk realisasi pendapatan bunga Rp 857,20 miliar sudah mencapai 50,35%, beban bunga sebesar Rp 544,13 miliar sudah mencapai 50,92% dan pendapatan bunga bersih sebesar Rp 313,07 miliar sudah mencapai 49,38% serta laba bersih sebesar Rp 183,93 miliar sudah mencapai 92,21%. Dengan realisasi yang sudah dicapai pada akhir Juni 2002 pada pos Neraca tersebut, optimis proyeksi pos Laba-Rugi tahun 2002 akan dapat dicapai.

Looking at financial performance as of June 30, 2002, Bank Buana has achieved quite a satisfying result. Compares to financial projection for 2002, total assets of June 30, 2002 of Rp. 11.89 trillion has reached 87.7% of projection, loan distribution which stands at Rp. 3.42 trillion is in fact 90% of projected loan, total third party funds of Rp. 10.38 trillion is at 86.31% and lastly total equity of Rp. 1.08 trillion is indeed 96.47% from total projection. Profit & Loss Projection towards interest income of Rp. 857.20 billion has come to 50.35%, interest expense of Rp. 544.13 billion has reached 50.92% and net interest income accumulated at Rp. 313.07 billion is at 49.38% whereas net profit of Rp. 183.93 billion is at 92.21%. With this achievement, we are then optimistic that total Profit & Loss projection for 2002 could be attained successfully.

Fundamental Tetap Solid

Keberhasilan yang dicapai Bank Buana selama ini adalah karena ditopang kualitas aktiva produktif, nampak dari besaran selisih pendapatan bunga-bersih (*Net Interest Margin*) sebesar 5,53% tentu sangat mengesankan.

Solid Fundamental

Bank Buana's asset quality has major contribution in the Bank's overall performance. This could be proven by our impressive Net Interest Margin of 5.53%.

Keberhasilan ini dicapai adalah karena ketepatan strategi usaha yang dijalankan yaitu penyaluran kepada UKM yang benar-benar produktif, perputaran usahanya nyata dan mampu men-*generate* perputaran usaha. Penerapan seleksi dengan kriteria sebagaimana mestinya sesuai prinsip kehati-hatian yang kami lakukan adalah agar usaha nasabah yang kami biayai mampu berkembang dan Bank Buanapun bertumbuh.

In addition, this accomplishment is also derived from our main strategy in focusing loan distribution to the productive small-medium enterprises. This scale of businesses is really dynamic as they are able to generate the overall business wheel. Our strict regulation in selecting customers in line with our prudent banking practices make their business grow and as a result, Bank Buana would also be stronger than ever.

Pertumbuhan kredit baru Bank Buana selama semester I tahun 2002 ini mencapai Rp 586,02 miliar atau naik 21,68% yaitu dari Rp 2,70 triliun per 31 Desember 2001 menjadi Rp 3,28 triliun per 30 Juni 2002. NPL per 30 Juni 2002 sebesar Rp 75,95 miliar hampir tidak ada kenaikan dibandingkan dengan NPL per 31 Desember 2001 yaitu sebesar Rp 75,58 miliar.

Our new loan distribution for the first half of 2002 has reached Rp. 586.02 billion or there is an increase of 21.68%, from Rp. 2.70 trillion in December 31, 2001 to Rp. 3.28 trillion this year. Bank Buana's NPL experiences a slight increase to Rp. 75.95 billion from Rp. 75.58 billion during the same period last year.

Keberhasilan yang dicapai oleh Bank Buana juga diakui oleh berbagai pihak, baik internasional maupun nasional. Majalah The Banker edisi Agustus 2002 menyebutkan bahwa Bank Buana berhasil menempati ranking ke-2 di Asia dalam hal perkembangan laba usaha. Pada edisi bulan Juli 2002, Majalah Investor juga memberikan predikat "Bank Terbaik" untuk kategori Bank dengan asset Rp. 10 – Rp. 50 triliun kepada Bank Buana. Demikian pula dengan Majalah Info Bank edisi bulan Juli 2002 yang menyatakan bahwa Bank Buana adalah Bank "Sangat Bagus".

Bank Buana's attainment has also been admitted both nationally and internationally. The Banker Magazine in its August 2002 edition has stated that Bank Buana is the second best Bank in Asia that is in the group of biggest profit improvers. Investor Magazine in its July 2002 edition has also described Bank Buana as the "Best Bank" for Bank with an asset category of Rp. 10 – 50 trillion. Nevertheless, Info Bank Magazine in its July 2002 edition has also rated Bank Buana as a "Well Bank".

Pengembangan kantor baru dan teknologi informasi serta peningkatan pengetahuan sumber daya manusia menjadi arah strategis prioritas kami. Arah strategis ini adalah untuk memperkokoh langkah penyediaan dan penawaran produk berbasis teknologi yang sudah kami lakukan yaitu Buana Mobile Banking, Kartu debet Buana

Bank Buana prime and main focuses at this time are in the development of new offices and in improving the quality of Human Resources. These strategies are obtained to strengthen us in providing and marketing our banking products with technology based, such as "Buana Mobile Banking", Debit Card "Buana Visa

Visa Electron serta kerjasama pembayaran rekening PLN, Telkom, Telkomsel dan IM3.

Electron" which has just been introduced to the market and the newly implemented payment service point for electricity (PLN), phone (Telkom) as well as mobile phone (Telkomsel, IM3) bills.

Semuanya ditujukan untuk memberi kenyamanan dan keamanan bertransaksi bagi nasabah dan masyarakat luas yang belum bergabung dengan Bank Buana. Dalam tahun 2002 ini seluruh jaringan operasional 156 kantor Bank Buana yang tersebar di 17 Propinsi akan terintegrasi dan dapat melayani transaksi perbankan nasabah secara on-line.

Our banking products not only offer convenience but also safety to both Customers and others who have not yet bank with Bank Buana. In 2002, all of our 156 offices that spread in 17 provinces throughout Indonesia are expected to integrate with "on line" system and therefore we are able to serve customers better.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 28

PT BANK BUANA INDONESIA Tbk.
(the Bank)

INFORMATION
RESULT OF EXTRAORDINARY SHAREHOLDERS MEETING

We would like to inform all Shareholders of the Bank that Extraordinary Shareholders Meeting has been carried out on August 26, 2002 at Ruang Timor I, Borobudur Hotel, Jl. Lapangan Banteng Selatan, Jakarta. Shareholders of the Bank have officially agreed on the following agendas:

1. First Agenda:

   1. Commends the offering of new shares through Right Issue under few circumstances below:
      a. Maximum 248,164,734 (two hundred forty eight million one hundred sixty four thousand seven hundred thirty four) of common new shares with par value of Rp. 500,- (five hundred Rupiah) with the offering price of Rp. 500,- (five hundred Rupiah)/ share. Thus, Rp. 124,082,367,000 (one hundred twenty four billion eighty two million three hundred sixty seven Rupiah) would be the maximum fund collected by the Bank.
      b. Every Shareholder who owns 5 (five) shares with par value of Rp. 500,- (five hundred Rupiah)/ share and whom is listed on Shareholders List per recording date of September 5, 2002 by 04:00 PM has the right to buy 1 (one) shares with a value of Rp. 500,- (five hundred Rupiah) in which has to be paid in full amount upon submission of their Rights Certificate.
      c. Usage of the funds obtained from this Right Issue and its related time schedule has been informed during the meeting and published in the Bank's Prospectus.

   2. Approves to give an authority to Board of Directors to execute this Right Issue, including but not limited to any changes on time schedule if needed in line with the valid regulation, state in Notary Deed regarding the sum of total shares to be released in which paragraph 4 section 2 of the Bank's Article of Association would then have to be modified accordingly.

II. Second Agenda:

   1. Eliminates paragraph 17 of the Bank's Article of Association regarding the establishment of Audit Board. With this elimination, all paragraphs on the Article of Association would be modified, from 31 (thirty one) paragraphs originally to 30 (thirty) paragraphs presently, thus the sequence of paragraphs in the Article of Association starting from paragraph 18 to paragraph 31 would be substituted to paragraph 17 to 30.

2. Authorizes the Board of Directors to state the result of this second agenda in a separate Notary Deed, includes to report this decision to all authorized government institutions, register, publish the changes of the Bank's Article of Association, amend any changes as has been determine by the authorized government institution and lastly execute any actions needed and required by the law.

Jakarta, August 26, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 29

PT BANK BUANA INDONESIA Tbk.
KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax : 6324467, 6322373

BANK BUANA SIGNS AN AGREEMENT FOR ITS INSURED PRODUKTIF SAVINGS ACCOUNT

PRESS RELEASE

Jakarta, September 30, 2002

PT Bank Buana Indonesia Tbk. (Bank Buana) together with PT Asuransi AIU Indonesia (AIU Insurance) and PT Asuransi Buana Independent (Buana Insurance) signed an agreement to market together an insurance feature attached to Bank Buana's Produktif Savings Account that covers death and paralyse or partially paralyse caused by accidents (Insurance Coverage) on September 30, 2002 at Shangri-La Hotel, Jakarta.

With this cooperation, AIU Insurance and Buana Insurance automatically give coverage to all Customers of PT Bank Buana Indonesia Tbk. who hold Produktif Savings Account in its 156 offices spread in 17 provinces around the archipelago. The insurance not only covers individual account, but also joint account and companies' account as well. This policy allows Customers to be insured automatically without any medical check-up, maximum age of the insured should not be more than 70 years of age and coverage would be based on the average balance of the account per month.

Project Director also Managing Director of Bank Buana, Pardi Kendy explains to reporters that the support from AIU Insurance and Buana Insurance who give coverage up to Rp. 10 billion is indeed pleasing Bank Buana's Customers. This step also shows Bank Buana's sincerity in providing better products and services to them and at the same time also proves that Bank Buana does listen to its Customers' needs. All these are in fact done gradually based on Bank Buana's basic strategy of "Serving the Customers Wholeheartedly".

On the same occasion, President Director of AIU Insurance, Peter Meyer also admits that the cooperation with Bank Buana in fact has been one of their long time wishes. Bank Buana's success in choosing its Customers selectively might open up another business opportunity to AIU Insurance both in the present and future.

Sylvy Setiawan, President Director of Buana Insurance adds that the cooperation between Bank Buana, Buana Insurance and AIU Insurance in providing insurance coverage to all Produktif Savings Account holder would be the first important step for Buana Insurance. She expects Buana Insurance and Bank Buana would be able to work closely in other projects in the years to come.

BANK BUANA – PRUDENT BANK

Bank Buana performance: at the end of 1996, total assets accumulated was Rp. 2.62 trillion and Rp. 11.89 trillion by the end of June 2002 or there is an increase of 353%. Total third part funds collected in 1996 was Rp. 1.90 trillion whereas in June 2002, it rises to Rp. 10.38 trillion or a boost of 446%. Total equity recorded by 1996 was Rp. 176.01 billion and Rp. 1.08 trillion by June 2002 or there is a rise of 515%.

PT BANK BUANA INDONESIA Tbk.

KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax : 6824467, 6322373

Bank Buana's impressive performance not only has been recognized locally but internationally as well. Investor Magazine No. 57 Year IV – June 26, 2002 awards Bank Buana as a "Well Bank" for Bank with total assets of Rp. 10 – 50 trillion. Whereas, Infobank Magazine for the last 3 consecutive years has graded Bank Buana as a "Very Good Bank". In addition, The Bankers Magazine on its August 2002 edition has regarded Bank Buana as the second bank in Asia that has successfully booked the largest profit.

Up to 2001, Bank Buana has always been perceived as a Bank with very minimum based technology services However, slow but sure, this perception has slowly changed. In 2002 all Bank Buana's 156 offices nationwide would be fully integrated with an on-line system. Bank Buana indeed has also move a step forward in providing more advanced technology but safe and comfortable service to its Customers through the latest products of Mobile Banking and Buana Visa Electron.

The development of information technology in Bank Buana has tremendously improved our services quality, especially in efficiency and effectiveness. In fact this has also been one the main reasons that urges AIU Insurance and Buana Insurance motivate to offer coverage to Bank Buana's Produktif Savings Account Customers for up to Rp. 10 billion.

AIU INSURANCE

As the member of American International Group (AIG) with its headquarter in the United States, AIU Insurance has been considered as one of the leading insurance companies in Indonesia that provides insurance services not only to industrial and business sectors but to individuals as well. AIU Insurance has been identified as first class service, high innovation and very secured. In the US itself, AIU Insurance is commonly recognized as an insurance company that can offer the highest coverage rate for commercial and industrial business sector. Members of the AIG furnish various life insurance products for both individuals and commerce and are marketed through distribution line that in 130 countries all over the world. AIG business network includes financial sector, asset management, leasing of aircrafts, commercial, shares & bonds, financing individuals and corporation, mutual funds, real estate investment and pension funds products. AIG shares are listed in New York, London, Paris, Switzerland and Tokyo.

BUANA INSURANCE

Established in 1957, Buana Insurance is formerly known as NV Maskapai Asuransi Independent and specializes in total lost coverage. Over the years, Buana Insurance has set priority in the growth of the company, as can be seen on total assets of Rp.54.7 billion, total premium accumulated of Rp. 52.3 billion and RBC of 254.75% by the end of December 2001. Buana Insurance has a vast network spreads in big cities all over Indonesia, such as Jakarta, Medan, Palembang, Bandung, Semarang, Makassar, Surabaya and Pontianak.

PT BANK BUANA INDONESIA TBK

RE: RULE 12g3-2(b)

ANNEX A EXHIBITS

Baker & McKenzie.Wong & Leow
1 Temasek Avenue #27-01
Millenia Tower
Singapore 039192
Tel: (65) 6338-1888
Fax: (65) 6337-5100

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 1




02 OCT 21

PT BANK BUANA INDONESIA Tbk.



CONTENTS

CORPORATE INFORMATION

Company Name
PT BANK BUANA INDONESIA Tbk.

Head Office
Office of Directors and Commissioners
Jalan Gajah Mada No. 1A
Jakarta 10130
Tel.(021) 63865927, 6330585
Fax (021) 6324467, 6324478

Operational Head Office
Jalan Asemka No. 32-36, Jakarta 11110
Tel.(021) 6922901 (5 lines), 6922045 (7 lines),
6928645 (4 lines), 2601051 (12 lines), 2601055 (4 lines)
Fax(021) 6912005, 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
PO Box 4896, Jakarta 11048
Cable : Bank Buana Indonesia
Swift: BBIJIDJA

Date of Establishment
August 31st 1956
Notarized by Eliza Pondaag, SH No. 150
Republic of Indonesia Ministry of Justice Decree
No. J.A.5/78/4 dated October 24th 1956

Business License
Republic of Indonesia Ministry of Finance Decree
No. 203443/U.M II dated October 15th 1956
Commenced operations on November 15th 1956

Authorized Capital
Rp. 900,000,000,000.-

Type of Business
Banking

Number of Offices
Office of Directors and Commissioners : 1
Operational Head Office : 1
Main Branches: 29
Sub Branches: 108
Cash Offices: 9
Total: 148

Foreword by the Chairman

During 2000 the Indonesian economy was marked by an increase in national industrial production capacity to 80%. Total exports reached USD 62.5 billion, retail sales rose by 11%, and growth domestic product (GDP) reached 4.8%.

Loan activities within the national banking industry were marked by a focus on small to medium-scale businesses. Loans to medium to large-scale businesses remained hampered by the fact that many of these businesses were still in the process of restructuring. Financing of import-export facilities was also beset by problems owing to the continued lack of confidence shown by foreign banks in the Indonesian business and banking sectors. However, in an effort to restore the national banking industry to health, the Government embarked on a reform the banking sector by, among other things, recapitalizing certain banks.

Under these conditions PT Bank Buana Indonesia Tbk. ("the Company") adopted a policy of prudent banking practice in an effort to maintain sustainable growth levels while still exploiting existing opportunities. This policy enabled the Company not only to weather the crisis, but also to emerge as one of Indonesia's private banks that continue to operate successfully within the nation's banking sector.

The Company achieved a commendable growth rate in 2000, with a Capital Adequacy Ratio of 20.65%, far exceeding the minimum requirement level set by Bank Indonesia. Total assets stood at Rp 10,610.50 billion. Third party funds totaled Rp 9,596.38 billion, while investment and loans totaled Rp 9,637.57 billion. Net profit at the end of 2000 was Rp 101.52 billion.



The sustainable growth that we have enjoyed is the result of the high level of public trust in Bank Buana Indonesia, which did not waver even at the height of the crisis. Indeed, the widespread bank closures meant that the number of accounts actually increased. Our success is also due to the support and commitment of our employees at every level - our owners, our managers, and our skilled, well-trained staff - as well as the support of our wide network of branches, our solid information technology infrastructures, and high Capital Adequacy Ratio. The combination of all these factors has ensured the continued smooth running of our Company, and placed it on a sure footing for the future.

Meanwhile we have continued to make improvements in quality, employee attitudes and behaviour, and selection of branch offices and ATMs in areas of maximum convenience to our customers. We will continue to work on customer satisfaction and promptness of service, developing our range of IT-based products and services to meet our customers' needs.

In line with future trends within Indonesia's banking industry, P.T. Bank Buana Indonesia Tbk. has realized the public offering of a portion of its shares with the aim of strengthening itself for the competition. In this enterprise we will be supported by a network of services and information technology capabilities, and consistently fulfill all criteria which provide the performance benchmark for the Government, Bank Indonesia and public.

We owe our deepest appreciation and gratitude for our achievements to all our customers, the public and related Government institutions that have shown us trust, support and cooperation.

Jakarta, December 31st 2000

R. Rachmad
Chairman

President Director's Report

The Indonesian economic crisis that began in mid-1997 has changed the map of the nation's banking industry. At the peak of the crisis during the first quarter of 1999, many banks were forced to close down because of a liquidity crisis caused by sharp falls in productive asset quality, as customers found themselves suddenly unable to repay their loans.

The restructuring, recapitalization and takeover activities took place within the banking sector from mid-1999 in an effort to achieve the minimum Capital Adequacy Ratio (CAR) of 4% were completed by the end of 2000. Public confidence in the national banking sector had begun to return, evidenced by the increase in deposits and the decline in the level of banking industry interest rates.

Nevertheless, bank loans remain limited to small to medium-scale businesses and consumers. This is shown by the fact that the Loan to Deposit Ratio (LDR) is still low, and a large proportion of funds are deposited in the form of Bank Indonesia Promissory Notes (SBI). This has led to a reduction in interest revenue and net profit.

This dilemma currently being faced by the national banking industry is related to the problem of non-performing loans incurred by the 'ex' banks, i.e. banks that have been closed down, and recapitalized banks that have not yet completed the restructuring process. Large-scale debtors have not been able to return to full operation as a result of the unfavourable macroeconomic climate and the fact that the confidence of foreign investors and banks has not yet completely returned.

Economic activity in 2000 was marked by a rise in export volumes, production activities, trade in goods and raw materials deemed basic necessities, and retail transactions with small to medium-scale businesses. Meanwhile, medium to large-scale businesses continued to utilize the idle production capacity that existed prior to the crisis. Local traders shortened their period of payment, as trading and production businesses were hesitant to maintain stocks of raw materials, goods under manufacture and finished goods, causing security and insurance cost considerations.



We are thankful that under the conditions total assets of PT Bank Buana Indonesia Tbk continued to grow at a steady rate, with savings and deposit accounts composition stable, new loans disbursed and quality of non-performing loans increasing, and positive net profit figures. The Company's CAR was 20.65% at the end of 2000, far exceeding the minimum allowable figure set by Bank Indonesia, with a total equity of Rp 696.27 billion, an increase of 26.29% from 1999.

With total capital and capital adequacy ratio, excess funding, and a network of branches strategically located in major trading centers, the Company has established strong fundamentals for new loan disbursements to the small and medium-scale business sectors that have been our core business for over 40 years.

At a time when many banks have experienced wild fluctuations in net profit, and even recorded negative profit, the Company has continuously recorded positive net profit. This shows how successfully our management team has exploited every opportunity, while at the same time adopting prudent banking practice, supported by competent leadership throughout every level head office and branch that has consistently managed the Company's business activities in line with the regulations.

The growth that we have achieved during 2000 is enough cause for celebration. The Company is one of the ten largest banks in the country. When 2000 year-end figures are compared with 1999, total assets rose from Rp 9,544.34 billion to Rp 10,610.50 billion. Third party deposits rose from Rp 8,734.97 billion to Rp 9,596.38 billion, while loans disbursement rose from Rp 909.23 billion to Rp 1,810.05 billion. Non-performing loans decreased from Rp 120.56 billion to Rp 69.74 billion.

Continued solid performance, increases in customers funding and loans, fee-based income, and operating efficiency in line to our newly acquired IBM AS/400 Series 830 International Comprehensive Banking System (ICBS), set us in good stead to face 2001 and beyond.

The establishment of a customer database and the development of an online, real-time financial information system that enables management to make fast and accurate decisions are now a real possibility using the technology available to us. We will continue to develop a range of products and services that are more flexible and more in line with customer needs without to avoid policy of prudent banking practice.

With all our offices now part of an integrated network, customers will be able to conduct transactions through any branch. This will improve the quality of our human resources, as they become more oriented towards information technology without forgetting the personal service approach that has become our trademark and advantage.

The Company is one of the 10 largest banks in Indonesia, a public listed bank, and a sustainable growing bank. It continues to perform well thanks to the high level of consumer trust. It has an excellent reputation for customer service. It is underscored by a culture of hard work, and a degree of loyalty that has become our trademark and united our employees at all levels throughout the Company. And it is blessed by a high level of commitment of our shareholders. These are the keys to our success.

We are convinced that our continued commitment to serve and financing small to medium-scale businesses, implementing banking management practices based on the policy of prudent banking practice, and fostering the continued support of our customers, the public and related Government institutions will result in better performance in the years to come.

Jakarta, December 31st 2000

Jimmy K. Laihad
President Director

Signatures of the Board of Commissioners and Directors in compliance with Paragraph 57 Clause 1 of Act Limited Company

Commissioners

RADEN RACHMAD Chairman	
LUKITO WINARTO Commissioner	

Directors

JIMMY HENRICUS KURNIAWAN LAIHAD
President Director

KAMARUDDIN
Director

ARIS JANASUTANTA SUTIRTO
Director

EDDY MULJANTO
Director

PARDI KENDY
Director

I. General Overview

1. Management and Supervisory

The Bank's Commissioners and Directors as of December 2000 was as follows:

Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto

Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Kamaruddin
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy

Profiles of the Commissioners and Directors follow:

R. Rachmad, *Chairman.*

Indonesian citizen, was born in Demak on April 12th 1931. He graduated from the Faculty of Economics at the University of Indonesia, Jakarta, in 1967. Between 1949 and 1956 he was a member of the Semarang Police Force. He joined Bank Indonesia in 1956, where he worked until 1993, rising to the post of General Manager before being appointed Director in 1983. Following his retirement, he served as a Commissioner of PERURI from 1994 to 1999. He has been Chairman Board of Audit at PT. Bank Prima Express since 1996-until now. He joined the Company in 1996, serving first as Chairman Board of Audit, and subsequently as Chairman, a post he has held since 1998.

Lukito Winarto, *Commissioner.*

Indonesian citizen, was born in Jakarta on October 21st 1959. He studied Civil Engineering at the University of Wisconsin in Madison, USA in 1980. He has attended a number of bank training programs and seminars. He joined the Company in 1980, serving as Head Office Sub Manager, Deputy Sub Branch Manager of the Bankís Sawah Besar, Jakarta, and finally Branch Manager of the Harmony Branch, Jakarta. He was appointed as a Commissioner in 1998.

Jimmy K. Laihad, *President Director.*

Was born in Jakarta on September 2nd 1958. He completed his studies at the American Graduate School of International Management in Glendale, Arizona, USA, with Master Degree in International Management. He also gained Bachelor Degree in Management of Financial Institutions from De La Salle University, Manila, Philippines. He has attended numerous banking and finance seminars and job training programs overseas. He began his career at the China Banking Corporation, Manila, where he worked from 1980 to 1982. He was Senior Credit Analyst at PT. Manufacturers Hanover Leasing Indonesia from 1982 to 1986, and Director of Euras Buana Leasing Indonesia from 1986 to 1991. Between 1991 and 1995 he worked as Director of PT. Mitsubishi Buana Bank, Jakarta. He was a Director of the Company before appointed as President Director in August 1999.

Kamaruddin, *Director.*

Was born in Ujung Pandang on August 15th 1935. He graduated with a major in economics from the University of Indonesia in 1964. He has attended numerous courses and training programs both at home and abroad. He worked for Bank Indonesia between 1957 and 1988, starting as Supervisor, and later as Section Head, Assistant Head of Operations and Manager of branch offices in Jember, Padang, and lastly Medan. He was appointed as a Director of the Company in 1988.

Aris Janasutanta Sutirto, *Director.*

Was born in Surabaya on April 29th 1945. He gained a degree from the Faculty of Economics, Airlangga University, Surabaya. He has attended numerous banking seminars. He began his career as an employee of Bank BCA, of Surabaya branch, where he worked from 1966 to 1969. He joined the Company in 1969, as an employee, and a later as Section Head, Manager of the Urip Sumohardjo-Surabaya Sub Branch, Assistant Manager and Manager of the Semarang branch, and lastly Manager of the Bandung branch. He was appointed Director of the Company in 1996.

Eddy Muljanto, *Director.*

Was born in Jakarta on March 23rd 1947. He is a Jakarta High School graduate. He began his career with the Company as Assistant Manager, a post he held between 1967 and 1970. He was appointed Deputy Director and later Director of PT. Karet Mas, President Director of PT. Inumas, and Commissioner of PT. Sari Dasa Karsa. He rejoined the Company as Domestic Division Head in 1984-1995, as an Executive Vice President in 1995-July 1999, and was appointed Director of the Company in August 1999.

Pardi Kendy, *Director.*

Was born in Pontianak on September 27th 1958. He completed his formal education studying with an MBA degree from University of Luton. He has attended various seminars and training programs both at home and abroad. He has spent most of his career working in the Treasury field, including as a part-time Treasury consultant at several private banks, and is currently a temporer lecturer at the Indonesian Banking Institute. He began his career with the Hongkong & Shanghai Banking Corporation in Jakarta, where he worked from 1977 to 1987, rising the rank of to Treasury Executive Officer. He was a Chief Dealer of the Treasury of Bank Bangkok Ltd., Jakarta between 1987 and 1989, and Treasury Manager of PT. Bank Mitsubishi Buana between 1989 and 1996. He joined the Company in 1996 as Treasury Division Head, and was appointed as an Executive Vice President in 1998, then Director in August 1999.

2. Company Ownership

In July 2000 the Company offered 194,000,000 ordinary shares with a par value of Rp 500 per share and offered up for Rp 700 per share. The composition of capital and Company shareholders on December 31st 2000 was:

Description	Shares Number	Total Value Rupiah	%
Authorized Capital	**1,800,000,000**	**900,000,000,000**	
Issued and fully paid-up Capital :	**970,000,000**	**485,000,000,000**	**100.00**
PT. Sari Dasa Karsa	716,147,000	358,073,500,000	73.83
Karman Tandanu	7,601,000	3,800,500,000	0.78
Siang Hadi Widjaja	7,524,245	3,762,122,500	0.78
Tan Siong Kie	6,926,510	3,463,255,000	0.71
Hendra Suryadi	6,584,000	3,292,000,000	0.68
Iskandar Tanuwidjaja	6,584,000	3,292,000,000	0.68
Ishak Sumarno	6,584,000	3,292,000,000	0.68
Eddy Muljanto	6,584,000	3,292,000,000	0.68
Sri Muljati Suwito	5,928,000	2,964,000,000	0.61
Sastro Wiyatno	3,864,245	1,932,122,500	0.40
Lukito Winarto	1,673,000	836,500,000	0.17
267 public shareholders with ownership less than 5%	194,000,000	97,000,000,000	20.00
Shares in portfolio	**830,000,000**	**415,000,000,000**	

The Board of Directors and Commissioners owned shares in the Company and in other companies as follows:

Shares Ownership at	RR	LW	JL	KM	AJ	EM	PK
Company	-	0.17%	-	-	-	0.68%	-
PT. Sari Dasa Karsa	-	0.95%	-	-	-	3.76%	-
PT. Paramita Makmur Pratama	-	2.80%	-	-	-	11.00%	-
PT. Kota Mas Permai	-	60.00%	-	-	-	-	-

RR= Raden Rachmad, **LW** = Lukito Winarto, **JL** = Jimmy Kurniawan Laihad, **KM** = Kamaruddin, **AJ** = Aris Janasutanta Sutirto, **EM** = Eddy Muljanto, **PK** = Pardi Kendy. Lukito Winarto as owner at 7 (seventh) other companies with ownership in each companies less than 15%.

3. Business Development

Since it began operations on November 1st 1956, the Company has passed through several difficult periods in the nationís banking history. These include the hyperinflation of 1965 and the subsequent devaluation of the rupiah, the Tight Money Policy of 1992 as a result of burgeoning interest rates, and most recently the economic crisis that has beset the nation since mid-1997, causing widespread bank closures.

The major development in 2000 was the initial public offering of 194,000,000 shared to the public in July 2000. Issued and paid-up capital was 970,000,000 shares, with 960,300,000, or 99%, of the shares registered on the Jakarta Stock Exchange and on the Surabaya Stock Exchange. At the end of 2000 the Company had 4,473 employees, 148 branch offices, 30 ATM outlets, total assets of Rp 10,610.50 billion, loans receivable of Rp 1,810.05 billion, deposits of Rp 9,596.38 billion, net profits of Rp 101.52 billion, total equity of Rp 696.27 billion, Capital Adequacy Ratio of 20.65%, and Loan to Deposits Ratio of 17.58%.

The Company holds minority shares in the form of share participation totaling Rp 7.88 billion, as shown in the table below.

Company Name	Ownership		
	Shares	%	Rupiah
PT. Bank Keppel TatLee Buana	150	15.00	7,500,000,000
PT. Asuransi Buana Independent	3,000	10.00	300,000,000
PT Sarana Bersama Pembiayaan Indonesia	63	0.94	63,000,000
PT. Aplikanusa Lintasarta	25	1.25	25,000,000
PT. Bank Muamalat Indonesia	1,000	-	1,000,000

4. Business Strategy

As a banking institution, the Company conducted its operations and type of business in accordance with Article of Association and Bank Indonesia statutes and regulations. Company funds were derived mainly from public deposits through its demand deposits, savings accounts and time deposit accounts. Investment portfolio included placements with other banks. Marketable securities included Bank Indonesia promissory notes (SBI), bonds and consumer loans (KPR), including Pondok Buana and Oto-Buana motor vehicle, retail commercial loans and corporate loans. Services provided by the Company included exports, imports, transfers, collection, issuing of bank guarantees and foreign currency transactions.

The objectives for Company development are to maintain the level of health in line with the applicable prevailing regulations and make every effort to achieve sustainable growth and obtain profit that can serve as the main source of equity. To achieve these objectives, the Company has implemented the following strategies:

1. Fund raising to expand its customer base and intensification of its product offered to include Tabanas/Taska, Prioritas, Produktif and Buana Plus and opening new branch offices in central trading areas activities.

2. Investment of funds in the form of loans to small and medium-scale businesses in the trading and distribution sectors, with excess funds invested in the form of Bank Indonesia promissory notes and placements with other selected banks.

3. Foreign currency exchange transactions, strictly to meet our customers' needs, and expansion of our customer base with a set form of Corporate Treasury.

4. Increased business effectiveness, efficiency, quality and speed of service by optimizing the information technology currently possessed by the Company.

5. Management Policy

Fund raising policies should avoid dependence on customers or certain group depositors. Fund source composition is balanced to achieve the lowest possible average interest rate. Fund investment policy includes maintenance of non-performing to total loan ratio distributed under the terms and conditions set out by Bank Indonesia. Building are initially leased for new branches, and if the strength of operations indicates that the prospects for development are in line with the targets set, buildings will subsequently be purchased. The development of quality human resources is carried out to support increased effectiveness and efficiency in our business, together with quality and speed of service.

6. Community Action Programs and Social Activities

The Company as a part of the community has always shown a caring attitude towards the community around it. During 2000 the Company made donations to the victims of the Bengkulu earthquake through its Branch in the province.

7. Information Technology

The Company continuously seeks to improve the quality and speed of its customer service by optimizing the usage of its IBM AS400 Series 830-computer hardware based on International Comprehensive Banking System (ICBS) technology. The Company also aims to enable customers deposits and loans conduct transactions at every Bank Buana branch office.

Our existing technology has also been upgraded to allow us to offer IT-based products to our customers. This has also provided us with a customer database and online, real-time Company financial information, which is enabling us to make fast, accurate decisions.

8. Future Development

The Company will continue to focus on the development of quality human resources, office network, information technology, financial performance and composition as a public listed company. We will continue to focus on small to medium-scale businesses. We will seek to increase operating efficiency, provide speedier and more satisfactory customer service, and provide products that are in line with customer needs and are supported by integrated information technology systems in order to increase fee-based income contributions to bank revenue.



II. Special Report

1. Location and Type of Fixed Assets

The Company's fixed assets on December 31st 2000 after accumulated depreciation were valued at Rp 134.73 billion. No individual fixed asset was worth more than 5% of total fixed assets and no fixed assets held by the Company were used as collateral to any party or obtained under lease.

2. Company Stock Trading

On July 28th 2000 the Company registered 960,300,000 shares on the Jakarta Stock Exchange and Surabaya Stock Exchange, or 99% of the total 970,000,000 shares issued and fully paid up by the Company. Of this total, the number of shares allowed traded at 194,000,000 (July 28th 2000 - February 28th 2001).

Share prices and volume traded for the first two quarters (July-September 2000 and October-December 2000) are tabled below.

Table of Shares Price

Month 2000	Share Price Rp/Share		Total Shares Traded
	Lowest	Highest	
July	800	900	15,120,000
August	785	880	14,730,000
September	775	820	2,940,000
October	750	800	1,230,000
November	725	775	1,165,000
December	750	775	1,130,000

3. Dividends

In accordance with Chapter XII of the Share Offering Prospectus published on July 1st 2000, Company policy regarding the issuance of cash dividends was as follows:

Net Profit	Dividend Cash Of net Profit
Up to Rp 100 miliar	25%
Over Rp 100 miliar	30%

Bearing in mind the 194,000,000 Company shares registered and traded on the Stock Exchange since July 28th 2000, cash dividends based on dividend policy published in the Prospectus have not yet been issued.

4. Use of Funds from Public offering

Funds raised from the offering of 194,000,000 Company shares with a nominal value of Rp 500 per share and offered up for Rp 700 per share totaled Rp 135.80 billion, or Rp 120.56 billion after share offering expenses of Rp 15.23 billion incurred by the public offering were taken into account.

In accordance with Chapter II of the Share Offering Prospectus published on July 1st 2000, 90% of the Rp 120.56 billion net funds obtained from the public offering, or Rp 108.51 billion, were used to disburse short and medium-term loans. A further 5%, or Rp 6.03 billion, was utilized to open new branch offices, and the remaining 5%, or Rp 6.03 billion, was utilized for information technology development.

On December 31st 2000 the portion of funds allocated for loan disbursement and information technology development had been utilized. Of the funds allocated for new offices, Rp 948.86 million has been utilized, with Rp 5,079.49 million yet to be utilized.

5. Material Information

During the 2000 fiscal year the Company did not conduct any material information transactions, whether investments, expansion, divestments or acquisitions. Similarly, the Company did not conduct any transactions that might lead to conflict of interest of any kind as set out under Capital Market Supervisory Board Regulations No. IX. E.1 and No. X. K.1

6. Other

The Company implemented a policy of prudent banking practice regarding the Company's Capital Adequacy Ratio, as stipulated in Decree of the Director of Bank Indonesia No. 31/146/KEP/DIR dated November 12th 1998. The Company's Productive Asset Quality was calculated in accordance with Decree of the Director of Bank Indonesia No. 31/147/KEP/DIR dated November 12th 1998.

The Company provided for possible losses of productive assets in line with Decree of the Director of Bank Indonesia No. 31/148/KEP/DIR dated November 12th 1998. Credit restructuring was conducted by the Company in accordance with Decree of the Director of Bank Indonesia No. 31/150/KEP/DIR dated November 12th 1998. The Company strictly observed the legal lending limit. No loan disbursements were in contravention of, or exceeded, the amount set out in Decree of the Director of Bank Indonesia No. 31/177/KEP/DIR dated December 31st 1998. Net Open Position was in accordance with Decree of the Director of Bank Indonesia No. 31/178/KEP/DIR dated December 31st 1998. The ratio of non-performing loans to total loans was only 3.85%, or far below the maximum limit set by Bank Indonesia Regulation No.2/11/2000 dated March 31st 2000.

In order to fulfill Bank Indonesia Regulation No. 1/6/PBI/1999 dated September 20th 1999 relating to the Appointment of a Director of Compliance and Application of the Standard for Implementation of General Bank Internal Audit Functions, the Company appointed a Head of the Internal Audit Working Group (SKAI). with one Company's directors as Compliance Director.

In the area of management, the Board of Directors held regular weekly evaluation meetings to assess operational and financial activities. The supervisors, Board of Commissioner and Board of Auditors held regular monthly meetings to discuss the policies set by the Board of Directors and the realization of operational and financial activities, and the findings of the Internal Audit Working Group (SKAI). No report issued by the Audit Board mentions any deviation or non-conformance with the Board of Directors' policies. Total salaries and benefits paid to the Company's Board of Directors in 2000 were Rp 9.49 billion and to the Commissioners were Rp 1.46 billion.

III. Summary of Key Financial Data

The following table shows key financial data for the Company extracted from the Company's Financial Reports for the years ending December 31st 2000, December 31st 1999, December 31st 1998, December 31st 1997 and December 31st 1996 as audited by the Public Accountants Siddharta Siddharta & Harsono, who adjudged the Company to be Fit and Proper.

Balance Sheets

DESCRIPTION (Rp billion)	December 31				
	2000	1999	1998	1997*	1996*
Assets					
Cash on hand	148.48	131.50	69.83	57.78	62.01
Demand deposits with Bank Indonesia	474.23	423.24	301.14	127.66	60.39
Demand deposits with other banks-net	123.55	122.12	120.81	87.87	27.61
Placements with other bank-net	870.24	912.15	562.65	728.79	702.26
Marketable securities-net	6,939.40	6,840.84	4,842.00	257.97	221.26
Loans receivable-net	1,761.45	841.37	780.95	1,616.41	1,436.59
Long-term investments	7.81	15.24	15.24	15.31	15.31
Other receivables	25.55	11.61	12.76	62.09	14.81
Fixed assets-net	134.73	108.49	104.90	75.19	61.94
Other assets	125.06	137.78	60.66	50.07	18.57
Total Assets	**10,610.50**	**9,544.34**	**6,870.94**	**3,079.14**	**2,620.75**
Liabilities and shareholders Equity					
Demand deposits	2,428.12	2,090.73	1,431.78	642.59	446.52
Other liabilities payable on demand	57.82	32.65	25.02	25.11	28.80
Savings accounts	3,864.63	3,612.50	2,290.38	902.88	679.29
Time deposits	3,303.60	3,031.70	2,569.05	929.38	775.40
Certificates of deposits	0.03	0.04	0.38	1.37	2.68
Borrowings	139.43	118.57	67.08	275.45	452.39
Accrued expenses	28.74	27.15	83.98	67.46	10.69
Taxes payable	49.31	53.82	83.94	14.73	12.25
Other liabilities	40.91	24.36	23.49	28.43	24.80
Subordinated loan	0.00	0.00	0.00	0.00	11.92
Estimated loss on off balance sheet transactions	1.64	1.50	9.72	0.00	0.00
Total Liabilities	**9,914.23**	**8,993.02**	**6,584.82**	**2,887.40**	**2,444.74**
Total Shareholders Equity	**696.27**	**551.32**	**286.12**	**191.74**	**176.01**
Total Liabilites and Shareholders Equity	**10,610.50**	**9,544.34**	**6,870.94**	**3,079.14**	**2,620.75**
Income Statements					
Interest revenue	1,180.19	1,775.13	2,285.42	454.84	386.15
Interest expenses	774.70	1,208.74	1,499.75	309.38	243.12
Net interest income	405.49	566.39	785.67	145.46	143.03
Other operational expenses-net	280.11	383.65	220.84	86.01	98.39
Net operating income before allowances for uncollectible loans and other loss expenses	125.39	182.74	564.83	59.45	44.64
Recovery of allowances for uncollectible loans and other loss expenses	32.22	215.27	(402.66)	(16.87)	0.02
Net operating income	157.61	398.01	162.17	42.58	44.66
Non operational revenue and expenses	3.63	(3.15)	0.67	1.38	1.46
Net income before tax	161.24	394.86	162.84	43.96	46.12
Tax expenses	59.72	115.81	65.91	15.95	13.88
Net income for the year	101.52	279.05	96.93	28.01	32.24
Earnings per share (in whole Rupiah**)	133	625	247	90	177

* *Restated due to implementation of PSAK 46 and 50*

** *For year ending 1998, 1997 and 1996 assumed that shares par value Rp 500,000.00 split to Rp 500.00*

Financial Ratios

Description (Rp billion)	December 31				
	2000	1999	1998	1997*	1996*
Financial Ratios					
Total liabilities to Total assets	93.44	94.22	95.84	93.77	93.28
Total liabilites to Total equity	1,423.90	1,631.17	2,301.42	1,505.89	1,388.95
Total loans receivable to Total assets	17.06	9.53	16.53	53.62	55.87
Total productive asset to Total assets	90.83	91.02	95.50	86.29	91.83
Total third party funds to Total assets	90.44	91.52	91.57	80.42	72.65
Operational Business Ratios					
Net interest income to Average total assets	4.02	6.90	15.79	5.10	6.06
Net interest income to Average total equity	65.00	135.27	328.83	79.11	88.80
Net interest income to Average total productive assets-net	4.46	7.65	17.82	5.83	6.69
Net other operational expenses to Average total assets	2.78	4.67	4.44	3.02	4.17
Net other operational expenses to Average total equity	44.90	91.62	92.43	46.78	61.08
Net other operational expenses to Average total productive assets - net	3.08	5.18	5.01	3.44	4.60
Return on average assets	1.01	3.40	1.95	0.98	1.37
Return on average equity	16.28	66.64	40.57	15.23	20.01
Net income to Average total productive assets - net	1.12	3.77	2.20	1.12	1.51
Operational revenue (expenses) to Interest revenue	13.35	22.42	7.10	9.36	11.57
Net income before tax to Interest revenue	13.66	22.24	7.12	9.66	11.94
Net income to Interest revenue	8.60	15.72	4.24	6.16	8.35
Growth Ratios					
Net Interest income	(28.41)	(27.91)	440.11	1.70	(4.23)
Net operational revenue (expenses)	(60.40)	145.43	280.86	(4.67)	5.07
Net income	(63.62)	187.91	246.05	(13.12)	6.84
Total assets	11.17	38.91	123.15	17.49	24.80
Total liabilites	10.24	36.57	128.05	18.11	25.13
Total shareholder's equity	26.29	92.69	49.22	8.94	20.44
Loans receivable to total productive asset-net	18.90	10.56	18.32	63.05	61.63
Loans receivable to Third party funds (LDR) **	17.58	9.87	17.10	61.22	70.26
Allowances for loan losses to total loans receivable	2.69	7.46	31.26	2.10	1.88
Non-performing loans to Total loans receivable	3.85	13.26	57.08	9.23	6.72
Capital Adequacy Ratio (CAR) **	20.65	24.41	16.06	9.00	9.80

** Restated due to implementation of PSAK 46 and 50*
*** Based on Central bank regulation calculation*

IV. Management Analysis and Discussion

1. Business Activities

The Company's business activities is essentially to collect public funds through rupiah and foreign currency, demand deposits, deposit accounts, savings accounts, fixed term rupiah and foreign currency deposit accounts, and deposit certificates. Investment comprises loans including working capital loans, investment loans, small business loans, housing loans and motor vehicle loans. Fund allocation for other productive assets comprises placements with other banks in the form of current account balances and placements with other banks. Purchase of marketable securities comprises Bank Indonesia promissory notes. Services comprise international export-import transactions, transfers, collection, foreign currency trading, bank guarantees and safe deposit boxes.



On December 31st 2000 the Company was supported by a total of 4,473 employees, with the following composition:

	Description	Number	%
I.	**Management**		
	1. Board of Directors	5	0.11
	2. Executive Vice President	2	0.05
	3. Top Executive	44	0.98
	4. Middle Executive	744	16.63
	5. Staff and non Staff	3,678	82.23
Total		4,473	100.00
II.	**Education**		
	1. S2 (Master)	4	0.09
	2. S1 - Strata 1	837	18.71
	3. Diploma	542	12.11
	4. Junior up to Senior High School	3,090	69.08
Total		4,473	100.00

- Top Executive consisting of Division Head, Head of Head Office Operational, Branch Head
- Middle Executive consisting of Vice of Division Head, Vice of Branch Head, Department Head, Sub Branch Head , Vice of Department Head, Vice of Sub Branch Head, Cash Office Head and Authorized signer

As part of our efforts to develop managerial capabilities and staff knowledge and skills, in 2000 the Company implemented a series of internal and external training programs for all employee levels. Staff members also attended a number of seminars both in Indonesia and overseas, while the Company organized workshops aimed at improving quality of leadership throughout the branch offices.

At the end of December 2000 the Company had 148 offices consisting of 1 Directors & Commissioners Office, 1 Head Operation Head Office, 29 Branch Offices, 108 Sub Branches, 9 Cash Offices and 30 ATM outlets distributed across 16 provinces as shown in the table below.

No	Province	A	B	C	D	E	Total	F
1	DKI Jakarta	1	1	3	37	1	41	30
2	Medan	-	-	1	4	-	5	-
3	Pekanbaru	-	-	2	2	-	4	-
4	Palembang	-	-	1	4	-	5	-
5	Bengkulu	-	-	1	2	-	3	-
6	Lampung	-	-	1	1	-	2	-
7	West Java	-	-	4	15	3	22	-
8	Banten	-	-	1	2	-	3	-
9	Central Java	-	-	3	14	1	18	-
10	Yogyakarta	-	-	1	2	-	3	-
11	East Java	-	-	5	15	3	23	-
12	Denpasar	-	-	1	5	-	6	-
13	Sulawesi	-	-	1	-	-	1	-
14	East Kalimantan	-	-	2	4	-	6	-
15	West Kalimantan	-	-	1	1	1	3	-
16	South Kalimantan	-	-	1	-	-	1	-
	Total	1	1	29	108	9	148	30

A = Directors & Commissioner Office, B = Head Office Operational, C = Branch, D = Sub-Branch, E = Cash Office and F = ATM.

The Company did not have any ties or conduct any material category transactions aimed at capital investment. No ties, contracts, receivables or liabilities were made without the establishment of a proper agreement or observance of prevailing interest rates.

On December 31st 2000 the Company's On-Balance sheet showed Rp 1,341.85 billion in foreign exchange liabilities and Rp 1,321.55 billion in foreign exchange receivables. The Company's Off-Balance sheet showed Rp 92.89 billion in foreign exchange receivables and Rp 71.89 billion in foreign exchange liabilities. On-Off Balance Sheet Net Open Position was Rp 32.12 billion over sold, or 4.67% of capital. This is within the limits allowed by Bank Indonesia regulations.

Company liquidity, or minimum reserve requirement, was 5.13% for rupiah and 3.02% for foreign currency on December 31st 2000. This is still within the percentages allowed by Bank Indonesia regulations, which are 5% and 3% respectively.

Fund management activities conducted to counteract the risk of fluctuations in exchange rates and interest rates included adjusting the due date between source of funding and investment.. Foreign exchange loans/investment were export oriented, based on the policy of prudent banking practice and tied to agreements. Placements with both local and foreign banks were based on the prevailing agreements between banks chosen for their financial capabilities and management reputation. With a policy of managing funds and providing facilities in accordance with prevailing regulations and policy of prudent banking practice, it is predicted that there will be no material impact on Company activities for the foreseeable future as a result of possible exchange rate volatility or wild fluctuation in interest rates.

2. *Financial*

The Company's financial performance is outlined below, based on the financial reports for the periods ending December 31st 2000 and December 31st 1999 as audited by Public Accountants Siddharta, Siddharta & Harsono as set out in the Key Financial Data above.

A. Interest Revenue and Interest Expenses

The largest portion of interest revenue and interest expenses came from interest received from investments in productive assets and interest payments on funds accumulated.

Table of Interest Revenue and Expenses

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Interest revenue						
Loans receivable	**199.91**	16.94	205.43	11.57	(5.52)	(2.69)
Placements with other banks	**49.50**	4.19	70.97	4.00	(21.47)	(30.25)
Marketable securities :	**900.74**	**76.32**	**1,477.75**	**83.25**	**(577.01)**	**(39.05)**
* Bank Indonesia promissory notes	**857.21**	72.63	1,463.99	82.47	(606.78)	(41.45)
* Other marketable securities	**43.53**	3.69	13.76	0.78	29.77	216.35
Demand deposits with other banks	**2.24**	0.19	1.30	0.07	0.94	72.31
Commissions	**27.80**	2.36	19.68	1.11	8.12	41.26
Total interest revenue	**1,180.19**	**100.00**	**1,775.13**	**100.00**	**(594.94)**	**(33.52)**
Interest expenses						
Demand deposits	**121.32**	15.66	149.38	12.36	(28.06)	(18.78)
Savings accounts	**334.00**	43.11	465.63	38.52	(131.63)	(28.27)
Time deposits	**301.72**	38.95	568.32	47.02	(266.60)	(46.91)
Interbank borrowings	**17.40**	2.25	22.50	1.86	(5.10)	(22.67)
Others	**0.26**	0.03	2.91	0.24	(2.65)	(91.07)
Total interest expenses	774.70	**100.00**	**1,208.74**	**100.00**	**(434.04)**	**(35.91)**
Net interest income	405.49		566.39		**(160.90)**	**(28.41)**

Interest Revenue

Interest revenue composition in 2000 comprised interest revenue from loans receivable of Rp 199.91 billion, placements with other banks of Rp 49.50 billion, marketable securities and Bank Indonesian promissory notes of Rp 900.74 billion, demand deposits with other banks of Rp 2.24 billion and commissions of Rp 27.80 billion. These accounted for 16.94%, 4.19%, 76.32%, 0.19% and 2.36% of total interest revenue respectively. Interest revenue realization in 2000 totaled Rp 1,180.19 billion compared to Rp 1,775.13 billion in 1999, representing a fall of Rp 594.94 billion, or 33.52% of interest revenue. Interest revenue from placements with other banks fell by Rp 21.47 billion, interest revenue on loans receivable fell by Rp 5.52 billion, marketable securities fell by Rp 577.01 billion, and interest revenue on others fell by Rp 9.06 billion.

The decline in interest revenue was caused by the drop in average bank interest rates. Although productive assets in the form of loans receivable rose by Rp 900.82 billion, interest revenue from loans receivable fell by Rp 5.52 billion. Although marketable securities rose by Rp 99.76 billion, interest revenue on marketable securities fell by Rp 577.01 billion.

Chart of Revenue, Expenses and Net Interest Income
For years ending December 31st 2000 and 1999



Rp. billion
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1,180.19
774.70
405.49
1,775.13
1,208.74
566.39
Year 2000
Year 1999
Interest Revenue
Interest Expenses
Net Interest Income

Interest Expenses

The Company recorded interest expenses from demand deposits of Rp 121.32 billion, interest expenses from savings accounts of Rp 334.00 billion, interest expenses from fixed term deposits of Rp 301.72 billion, and interest expenses from other accounts of Rp 17.66 billion, comprising 15.66%, 43.11%, 38.95% and 2.28% of total interest expenses respectively.

Interest expense realization for 2000 comprising interest expense for 1999 of Rp 1,208.74 billion, representing a drop of Rp 434.04 billion, or 35.91%. The largest drop was interest expense on demand deposits of Rp 28.06 billion, interest expenses on savings accounts fell by Rp 131,63 billion, and interest expenses on fixed term deposit accounts fell by 266.60 billion. This decline was due to the cut in bank interest rates, although funds deposited by the public experienced gains in the same period.

Net Interest Income

Net interest income remained positive in 2000, totaling Rp 405.49 billion. This compares favourably with the 1999 *figure of* Rp *566.39 billion, despite the decrease of* Rp 160.90 billion, or 28.41%. Net interest income was the result of integrated fund sourcing and investment policies that were consistently in accordance with the Company's principles of prudent banking practice, especially in view of the continued macroeconomic and political situations that are incompatible with the development of the nation's banking industry.

B. Other Operational Revenue and Expenses

Other Operational Revenue

Other operational revenue during 2000 was Rp 20.68 billion, and included revenue from foreign currency transactions of Rp 14.56 billion, fees from credit unrelated transactions of Rp 24.03 billion. This represents a decrease of Rp 37.54 billion, or 64.48%, from the 1999 figure.

Other operational expense from foreign currency transactions during 2000 was Rp 17.91 billion. This represents a decline of Rp 23.12 billion, or 443.76%, from the 1999 figure. This decline was caused by a decrease in the volume of currency and import transactions.





Table of Other Operational Revenue and Expenses

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Other operational revenue						
Revenue from foreign currency transaction net	14.56	70.41	31.66	54.38	(17.10)	(54.01)
Fees from credit unrelated transactions	24.03	116.20	21.35	36.67	2.68	12.55
Others operational revenue (expenses) -net	(17.91)	(86.61)	5.21	8.95	(23.12)	(443.76)
Total other operational revenue	**20.68**	**100.00**	**58.22**	**100.00**	**(37.54)**	**(64.48)**
Other operational expenses						
Overhead expenses :						
Personnel	126.04	41.90	190.66	43.15	(64.62)	(33,89)
Occupancy	15.05	5.00	15.05	3.41	0	-
General and administrative	159.70	53.10	236.16	53.44	(76.46)	(32.38)
Total other operational expenses	**300.79**	**100.00**	**441.87**	**100.00**	**(141.08)**	**(31.93)**
Net other operational revenue (expenses)	**(280.11)**		**(383.65)**		**103.54**	**(26.99)**

Other Operational Expenses

Other operational expenses totaled Rp 300.79 billion in 2000. The biggest area of expenditure was personnel expenses, which totaled Rp 126.04 billion, building expenses, which totaled Rp 15.05 billion, and administrative and general expenses, which totaled Rp 159.70 billion. This represents a decrease of Rp 141.08 billion, or 31.93%, over the 1999 figure.

The decline in other operational expenses was mostly caused by a reduction in personnel expenses of Rp 64.62 billion, administrative and general expenses of Rp 76.46 billion from the 1999 figure, which included over 10-year bonus payments made to three Company directors.

Chart of Other Operational Revenue and Expenses
For years ending December 31st 2000 and 1999



Rp. billion
500
450
400
350
300
250
200
150
100
50
0
300.79
20.68
441.87
58.22
Year 2000
Year 1999
Other Operational Revenue
Other Operational Expenses

Operating Profit

Operating profit for 2000 totaled Rp 157.61 billion, representing a decrease of Rp 240.40 billion, or 60.40%, from the 1999 figure of Rp 398.01 billion.

Net Profit

Net profit recorded for 2000 totaled Rp 101.52 billion, representing a decrease of Rp 177.53 billion, or 63.62%, from the 1999 figure of Rp 279.05 billion. This is still a positive result, despite the fact that the macroclimate was not yet fully supportive of the banking industry, and the Company conducted intermediation as shown by the excess funds in the form of securities.

C. Assets, Liabilities and Equity

During 2000 the Company continued to record asset growth amounting to Rp 10,610.50 billion by the end of the year, representing an increase of Rp 1,066.16 billion, or 11.17%, from the 1999 figure of Rp 9,544.34 billion. Liabilities during 2000 also increased by Rp 921.21 billion, or 10.24%, from the 1999 figure of Rp 8,993.02 billion, reaching a year-end figure of Rp 9,914.23 billion, with the largest part coming from customer and public deposits.

Equity at the end of 2000 totaled Rp 696.27 billion, an increase of Rp 144.95 billion, or 26.29%, over the 1999 figure of Rp 551.32 billion.

Table of Assets, Liabilities and Equity Growth

December 31 (Rp billion)	2000	1999	Growth	
	Rp.	Rp.	Rp.	%
Total Assets	10,610.50	9,544.34	1,066.16	11.17
Total Liabilities	9,914.23	8,993.02	921.21	10.24
Total Equity	696.27	551.32	144.95	26.29

Chart of Assets, Liabilities and Equity Growth

For years ending December 31st, 2000 and 1999



Rp. billion
12000
10000
8000
6000
4000
2000
0
10,610.50
9,914.23
696.27
9,544.34
8,993.02
551.32
Year 2000
Year 1999
Assets
Liabilities
Equity

1. Asset Growth

Total assets on December 31st 2000 were Rp 10,610.50 billion, with the largest portion of this amount being productive assets amounting to Rp 9,637.57 billion, or 90.83% of total assets. The increase of Rp 1,066.16 billion in total assets from the 1999 figure of Rp 9,544.34 billion was mainly the result of the increase of Rp 900.82 billion and Rp 99.76 billion in loans disbursed and securities respectively.

2. Liabilities Growth

Liabilities on December 31st 2000 consisted of public deposits amounting to Rp 9,596.38 billion, or 96.79% of total liabilities, and borrowing amounting to Rp 139.43 billion, or 1.41% of total liabilities, with other liabilities accounting for the remaining Rp 178.42 billion, or 1.80% of total liabilities. Total liabilities on December 31st 2000 were Rp 9,914.23 billion, an increase of Rp 921.21 billion over the 1999 figure of Rp 8,993.02 billion.

Of the total liabilities on December 31st 2000, the Company still had a long-term loan from the World Bank totaling Rp 5.80 billion. The initial loan of USD 5.3 million was for disbursement to agriculture-based customers and agribusinesses. A floating interest rate based on the lowest average interest rate for Bank Indonesia 3-month fixed-term certificates from the previous 6 months, or the average interest rate for 3-month fixed-term deposits from five state banks, was used. The installment period is September 30th 1998 through March 30th 2007, and the loan is payable in 18 installments at six-month intervals, at the same rate as the exchange rate for withdrawals.



Loans from the Export-Import Bank of Japan totaled Rp 54.43 billion. The initial loan of JPY1.3 billion was for payments on investments and venture working capital. A floating interest rate based on the average interest rate for Bank Indonesia 3-month fixed-term certificates was used, with a 3-year grace period. The loan is payable in 22 installments between February 15th 2000 and August 15th 2010, at the same rate as the exchange rate for withdrawals.

Table of Borrowings

December 31, (Rp billion)	2000	1999	Growth	
	Rp.	Rp.	Rp.	%
Borrowings from other banks:	79.20	52.00	27.20	52.31
Short-term Borrowings:				
Call Money, Rupiah	79.00	52.00	27.00	51.92
Call Money, Foreign currencies	0.20	-	0.20	-
Long-term Borrowings:	60.23	66.57	(6.34)	(9.52)
World Banks loans - (AFP Facility)	5.80	6.69	(0.89)	(13.30)
Exim Bank of Japan loans	54.43	59.88	(5.45)	(9.10)
Total	**139.43**	**118.57**	**20.86**	**17.59**

3. Equity Growth

Total equity on December 31st 2000 was Rp 696.27 billion, consisting of Rp 485.00 billion paid-up capital and Rp 211.27 billion in other capital. The increase in equity of Rp 144.95 billion from the December 31st 1999 figure of Rp 551.32 billion was due to the increase in paid-up capital of Rp 250.00 billion, agio-net from the sale of shares of Rp 23.57 billion from the initial public offering in July 2000, and net profit for 2000 of Rp 101.52 billion.

D. Deposits

Total customer deposit on December 31st 2000 were Rp 9,596.38 billion, acquired through the Company's Demand deposit, Produktif Foreign Currency Demand Deposit, Savings Account, Produktif Savings Account, Buana Plus Savings Account and Fixed Term Deposit Account products. This total represents an increase of Rp 861.41 billion, or 9.86%, from the 1999 figure of Rp 8,734.97 billion.

Composition of customer deposits accumulated through the Demand Deposit, Savings Account and Deposit Account products were 25.30%, 40.27% and 34.43% of the total customer deposits funds respectively. This was in line with the Company policy of maintaining low cost of funds while maintaining liquidity.

Table of Third Party Funds
by Deposits Type

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Demand deposits	2,428.12	25.30	2,090.73	23.94	337.39	16.14
Savings accounts:	3,864.63	40.27	3,612.50	41.36	252.13	6.98
Tabanas/Taska	0.35		0.47		(0.12)	(25.53)
Prioritas	57.29		54.79		2.50	4.56
Produktif	3,800.95		3,548.04		252.91	7.13
Buana Plus	6.04		9.20		(3.16)	(34.35)
Time deposits	3,303.60	34.43	3,031.70	34.71	271.90	8.97
Certificate of deposits	0.03	0.00	0.04	0.00	(0.01)	(25.00)
Total Third Party Funds	**9,596.38**	**100.00**	**8,734.97**	**100.00**	**861.41**	**9.86**

This policy was also adhered to for customer number accounts. Demand deposits totaling 30,201 accounts, Savings accounts totaling 162,981 accounts and Deposit accounts totaling 36,119 accounts represented 13.17%, 71.08% and 15.75% of the total number of customers accounts, or 229,301 accounts.

Table of Deposits Customer Accounts
By Products Type

Type of Deposits (Number of Customers Accounts)	2000		Average *Balance Rp	1999		Average *Balance Rp
	Total	%		Total	%	
Demand deposits	30,201	13.17	80.40	30,559	11.32	68.42
Savings accounts	162,981	71.08	23.71	197,042	73.01	18.33
Time deposits	36,119	15.75	91.47	42,288	15.67	71.69
Total	229,301	100.00	41.85	269,889	100.00	32.37

** Rp million/account*

Chart of Fundings and Customer Accounts Composition
Years ending December 31st, 2000 and 1999
In Percentage



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Composition
40.27%
25.30%
34.43%
71.08%
13.17%
15.75%
41.36%
23.94%
34.71%
73.01%
15.67%
Funding
Year 2000
Customer Accounts
Funding
Year 1999
Customer Accounts
Time Deposits
Savings Accounts
Demand Deposits

E. Fund Investments

From the funds accumulated by the Company as of December 31st 2000, investment in productive assets totaled Rp 9,637.57 billion, consisting of placements with other banks of Rp 879.03 billion, marketable securities include Bank Indonesia promissory notes (SBI) of Rp 6,940.60 billion, loans receivable of Rp 1,810.05 billion and long-term investment totaling Rp 7.89 billion, or 9.12%, 72.02%, 18.78% and 0.08% of total productive assets respectively.

Total productive assets as of December 31st 2000 increased by Rp 950.74 billion, or 10.94 % from the 1999 figure of Rp 8,686.83 billion. These included placements with other banks amounting to Rp 921.37 billion, Bank Indonesia promissory notes valued at Rp 6,840.84 billion, loans receivable of Rp 909.23 billion, and share participation amounting to Rp 15.39 billion, or 10.61%, 78.75%, 10.47% and 0.18% of total productive assets respectively.

Table of Productive Assets

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Placements with other banks	879.03	9.12	921.37	10.61	(42.34)	(4.60)
Marketable securities	6,940.60	72.02	6,840.84	78.75	99.76	1.46
Loans receivable	1,810.05	18.78	909.23	10.47	900.82	99.07
Long - term investments	7.89	0.08	15.39	0.18	(7.50)	(48.73)
Total	**9,637.57**	**100.00**	**8,686.83**	**100.00**	**950.74**	**10.94**

Loans Receivable

Loan facilities on December 31st 2000 was Rp 3,086.49 billion, an increase of Rp 1,202.75 billion, or 63.85%, from the 1999 figure of Rp 1,883.74 billion. Loans receivable on December 31st 2000 totaled Rp 1,810.05 billion, an increase of Rp 900.82 billion, or 99.07% from the 1999 figure. The increase in loans receivable was in line with the increase in loan requests from the business sector, and was supported by the Company's ability to offer relatively low interest rates.

Table of Loans Facility and Loans Outstanding

Description (Rp Billion)	2000 Amount	1999 Amount
Total loan facilities	3,086.49	1,883.74
Loans outstanding	1,810.05	909.23
Unused customer loan facilities	1,156.98	958.09
Outstanding/total loan facilities (%)	**58.64**	**48.27**

Although the Company made every effort to disburse the excess funds held in the form of loans, the Company it focused consistently on retail and commercial consumers in the field of trade and distribution. Loans disbursement to corporate scale were producers related to the supply of publics basic necessities goods, and loans in foreign currency were aimed at export-oriented manufacturers and traders.

Loans disbursement on December 31st 2000 are listed according to loan type, major current accounts overdrafts category as shown in the table below.

December 31 (Rp Billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Current account overdrafts	956.15	52.82	564.86	63.13	391.29	69.27
Installment loans	292.51	16.16	95.33	10.49	197.18	206.84
Motor vechile loans	135.14	7.47	12.20	1.34	122.94	1,007.70
Fixed loans	110.86	6.13	69.33	7.63	41.53	59.90
Housing loans	95.80	5.29	26.35	2.90	69.45	263.57
Promisory notes	75.60	4.18	24.92	2.74	50.68	203.37
Investmet loans	47.62	2.63	19.63	2.16	27.99	142.59
Post-import financing	28.65	1.58	31.01	3.41	(2.36)	(7.61)
Post-export financing	26.38	1.46	24.22	2.66	2.16	8.92
EXIM VI loans	15.95	0.88	19.07	2.10	(3.12)	(16.36)
Syndicated loans	15.54	0.86	12.82	1.41	2.72	21.22
Employee loans, interest free	4.92	0.27	3.58	0.39	1.34	37.43
Agriculture financing project loans	2.64	0.15	2.41	0.27	0.23	9.54
Small business loans (multi purpose)	0.96	0.05	1.13	0.12	(0.17)	(15.04
Apartment loans	1.34	0.07	2.37	0.26	(1.03)	(43.46)
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed composition is based on the economic sector and made in line with the Bank Indonesia categories, dominant which are trade, restaurants, hotels and industry.

Table of Loans Distribution by Economic Sectors

December 31 (Rp Billion)	2000 Rp.	2000 %	1999 Rp.	1999 %	Growth Rp.	Growth %
Trading, restaurant & hotel	915.97	50.60	466.45	51.30	449.52	96.37
Manufacturing	422.88	23.36	250.79	27.58	172.09	68.62
Others	286.04	15.80	45.23	4.98	240.81	532.41
Business services	100.11	5.53	63.60	6.99	36.51	57.41
Construction	34.86	1.93	28.82	3.17	6.04	20.96
Transportation, warehousing & communication	20.55	1.13	36.85	4.05	(16.30)	(44.23)
Social services	17.30	0.96	12.26	1.35	5.04	41.11
Agriculture & agricultural infrastructure	11.79	0.65	5.12	0.56	6.67	130.27
Mining	0.28	0.02	0.09	0.01	0.19	211.11
Electricity, gas & water	0.27	0.02	0.02	0.00	0.25	1,250.00
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed based on scale of business, scale of loan amount, use of loans and prevailing loan maturity periods dominant for small to medium-scale businesses for working capital are tabled below.

December 31 (Rp Billion)	2000 Rp.	2000 %	1999 Rp.	1999 %	Growth Rp.	Growth %
BASED ON BUSINESS SCALE						
Consumer loans	238.16	13.16	45.64	5.02	192.52	421.82
Retail & commercial loans	1,142.56	63.12	599.34	65.92	543.22	90.64
Corporate loans	429.33	23.72	264.25	29.06	165.08	62.47
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON AMOUNT SCALE						
> Rp. 350 million	490.59	27.10	249.18	27.41	241.41	96.88
Rp. 350 million up to Rp. 2.5 billion	890.13	49.18	395.80	43.53	494.33	124.89
> Rp. 2.5 billion	429.33	23.72	264.25	29.06	165.08	62.47
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON LOAN UTILIZATION						
Working capital	1,475.01	81.49	830.20	91.31	644.81	77.67
Investment	107.05	5.91	34.19	3.76	72.86	213.10
Consumption	227.99	12.60	44.85	4.93	183.14	408.34
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON MATURITY						
Up to 1 year	1,263.56	69.81	744.17	81.84	519.39	69.79
> 1 year - 3 years	332.86	18.39	49.53	5.45	283.33	572.04
> 3 years - 5 years	174.76	9.65	89.70	9.87	85.06	94.83
> 5 years	38.87	2.15	25.83	2.84	13.04	50.48
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed to the retail-commercial sector on December 31st 2000 increased by Rp 543.22 billion from 1999, accounting for 60.30% of total loan growth for 2000. Loans for amounts up to Rp 2.5 billion increased by Rp 735.74 billion, accounting for 81.67% of total loan growth for 2000. Based on utilization, loans for working capital and consumers increased by Rp 644.81 billion and Rp 183.14 billion, or 71.58% and 20.33% respectively of total loan growth during 2000. This pattern also applied to one-year loans, which increased by Rp 519.39 billion, or 57.66% of total loan growth in 2000.

G. Health Rating

The Company remained solid through the crisis that afflicted Indonesia's banking industry, and even became a model for others through consistent application of its policy of prudent banking practice. This was in line with the prevailing evaluation criteria for measuring general bank health as determined by Bank Indonesia under the acronym CAMEL (Capital Adequacy Ratio, Asset Quality, Management, Earnings, Sustainability and Liquidity).

Capital Adequacy Ratio (CAR)

The Company's CAR after calculation of on-off weighted risk assets was 20.65% on December 31st 2000, a slight decrease from the December 31st 1999 figure of 24.41%.

Table of Capital Components and Capital Adequacy Ratio

December 31 (Rp billion)	2000	1999	Growth
	Rp.	Rp.	Rp.
Tier I capital			
Paid - up capital	485.00	235.00	250.00
Additional paid-up captial-net	23.57	-	23.57
Diffrence between purchase/selling price and book value of transactions with companies under common control	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities availabe for sale	(0.11)	0.03	(0.14)
Retained earnings net of taxes	92.51	43.46	49.05
Current fiscal year end income	50.76	139.53	(88.77)
Subtotal	**645.51**	**411.80**	**233.71**
Tier II capital			
Reappraisal of fixed assets	-	-	-
Provision for possible productive assets losses	41.59	22.23	19.36
Borrowing capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**41.59**	**22.23**	**19.36**
Total Capital (Tier I & Tier II)	**687.10**	**434.03**	**253.07**
Risk-weighted assets	3,326.91	1,777.97	1,548.94
Total capital adequacy ratio	20.65%	24.41%	(3.76%)
Tier I capital adequacy ratio	19.40%	23.16%	(3.76%)
Minimum total capital adequacy ratio required	4.00%	4.00%	-

Company CAR was 20.65%, or 16.65% higher than the minimum required CAR set by Bank Indonesia of 4% by the end of 2000 and 8% by the end of 2001. This high CAR was the result of funds accumulated from the proceeds of the initial public offering in July 2000, and sustainable net profits amounting to Rp 101.52 billion recorded by the Company during 2000.

Productive Assets Quality

Total productive assets recorded by the Company on December 31st 2000 amounted to Rp 9,637.57 billion, total provision for possible losses on productive assets amounted to Rp 61.56 billion, or 0.64% of total productive assets.

On December 31st 1999, provision for possible losses on productive assets amounted to Rp 79.96 billion of total productive assets of Rp 8,686.83 billion.

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	**%**	**Rp.**	**%**	**Rp.**	**%**
Current	1,688.43	93.28	764.25	84.05	924.18	120.93
Special mention	51.88	2.87	24.42	2.69	27.46	112.45
Substandard	15.12	0.84	45.48	5.00	(30.36)	(66.75)
Doubtful	3.31	0.18	6.50	0.71	(3.19)	(49.08)
Loss	51.32	2.84	68.59	7.54	(17.27)	(25.18)
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
Total Non - Performing Loans	**69.75**	**3.85**	**120.57**	**13.26**	**(50.82)**	**42.15**

Total non-performing loans on December 31st 2000, categorized as substandard, doubtful and losses amounted to Rp 69.75 billion, or 3.85% of total loans receivable of Rp 1,810.05 billion. Total non-performing loans on December 31st 1999 amounted to Rp 120.57 billion, or 13.26% of total loans receivable of Rp 909.23 billion, a decrease of Rp 50.82 billion.

This non-performing loan ratio was far below the maximum allowable limit set by Bank Indonesia Regulation No. 2/11/PBI/2000 dated 31st March 2000, which was fixed at 35% at the end of March 2000, and will be reduced to 5% at the end of 2001.

Table of Loans Written - off and Recovery

December 31 (Rp billion)	2000	1999	Growth	
	Rp.	Rp.	Rp.	%
Loans receivable	1,810.05	909.23	900.82	99.07
Allowance for uncollectible loans	(48.60)	(67.86)	(19.26)	(28.38)
Total loans receivable-net	**1,761.45**	**841.37**	**920.08**	**109.35**
Total non -performing loans	69.75	120.57	(50.82)	(42.15)
Loans written - off	7.65	108.50	(100.85)	(92.95)
Recovery of loans previously written - off	(21.47)	(28.23)	(6.76)	(23.95)
Ratio non-performing loans to Total loans receivable	3.85%	13.26%		(9.41)
Ratio of allowance for loan losses to Total loans receivable	2.69%	7.46%		(4.78)
Ratio loans written - off to Total loans receivable	0.42%	11.93%		(11.51)

The decline in ratio of provision for possible losses on loans receivable to total loans receivable and ratio non-performing loans to total loans receivable were in line with the Company successful improvement in the quality of loans disbursed and new loan disbursement. The Company adopted a highly selective approach to loan disbursement, taking careful consideration of business quality and character of potential borrowers.

Legal Lending Limit

The Company continued to focus on small and medium-scale loan disbursement. No loans disbursed were in contravention of, or exceeded, the legal lending limit, whether to debtors related to the Company. The greatest loans was Rp 44.00 billion, or just 2.43% of total loans disbursed. Loan disbursements to debtors related to the Company or otherwise, including loans made to Company staff, amounted to just Rp 26.27 billion, or 1.46% of total loans disbursed.

December 31 (Rp billion)	2000		1999	
	Rp.	%	Rp.	%
Loans receivable to related party	26.47	1.46	12.76	1.40
Loans receivable to non-related party	1,783.58	98.54	896.47	98.60
Total	**1,810.05**	**100.00**	**909.23**	**100.00**
The greatest amount of loans receivable				
to Corporate Customer	44.00	2.43	28.48	3.13
The greatest amount of loans receivable				
to Individual Customer	34.70	1.92	30.70	3.38

Management

The Company with all its branches, human resources and assets held needs to improve the quality of its management in order to offset the possible impact of market risk, credit risk, operating risk and legal risk, either to the Company or its Board of Director and Commissioner. To to avoid this, management has implemented two policies:

1. Regulation policy. The Company's Board of Directors has decreed that all operations, products, administration and reports will be subject to a policy of prudent banking practice, to be adopted Head Office and at all branches and subbranches.

2. Organizational policy. The Company has divided itself into two functional areas: Operational Functions, which cover Operations Division, Head of Head Office Operation, Head of Branch and Head of Sub Branch responsible for all operations, administration and reporting in line with the prevailing regulations; and Non-Operational Functions, which include the formulation of policies and procedures to serve as a reference for conducting operational functions and supervision.

Risk control will cover:

a. Operations, referring to standard operating procedure that governs the flow of transactions and documents, together with the function and responsibilities of each job level.
b. Credit, referring to the Annual Business Plan for growth, business and economic sectors to be targeted for loans. Starting at branch level, the process includes review and analysis by the Division of Loan Review and Supervision of loan policies and procedures and approval made by the Board of Directors.
c. Treasury, referring to liquidity management and interest rates implemented in line with the decrees from the Board of Directors supported by accurate data from ALCO (Asset Liabilities Committee). Foreign exchange transactions are made for customers only. The Company does not have a bank position, and is consequently not affected by possible exchange rate fluctuations.
d. Evaluation, referring to the routine weekly meeting held by the Company's Board of Directors to evaluate current work plans and performance, and the routine monthly coordination meeting held by the Board of Directors with all division heads to discuss actions to be taken in order to meet the business plan and budget requirements.
e. Supervision.
    1. The Company has appointed a Compliance Director who shall be responsible for rejecting policies or decisions established by the Bank management in the event of conflict with the principles of prudent banking practice.
    2. Supervision is carried out by the Bank Internal Audit Work Group (SKAI) by performing routine checks of all work units, branches and subbranches, and reporting results to the President Director, Board of Commissioners, and Board of Auditors.
    3. The Board of Commissioners and the Board of Auditors shall hold a monthly meeting to discuss the findings of the SKAI report.

Return on Assets and Return on Equity

From weighted average total assets held by the Company in 2000 and net profit amounting to Rp 101.52 billion, Return on Assets (ROA) amounted to 1.01% compared to 3.40% in 1999, a decrease of 2.39%. From weighted average total equity held by the Company in 2000, Return on Equity (ROE) amounted to 16.28%, lower than the 1999 figure of 66.64%.

The decrease in ROA and ROE in 2000 was due to the fact that the majority of productive assets were still dominated by low-risk, low-interest Bank Indonesia promissory notes (SBI).

Liquidity

Management of liquidity during 2000 was aimed at ensuring that the composition of funds sourced achieved an average lower costs of fund that the interest rate for Bank Indonesia securities. The balance of cash on hand was adjusted to meet customer needs and reserve were also made to ensure that were in line with minimum reserve requirement.

On December 31st 2000 the Company's liquid assets totaled Rp 6,812.96 billion, or 71.00% of total deposits held, including Rp 148.48 billion in cash on hand, Bank Indonesia rupiah and foreign demand deposits accounts totaling Rp 474.23 billion, and Bank Indonesia promissory notes totaling Rp 6,190.25 billion.

H. Business Risks

During 2001 and beyond, risks to the Company will include the unstable political situation that could have an adverse effect on the business sector.

1. **Political and Economic Risk**
   Political instability since mid-1997 has hampered the process of Indonesian economic recovery, and made investors hesitant. If this situation continues, the business sector will be affected, and public expenditure and savings behaviour will become irrational, which will in turn affect loan disbursement efforts, Company profit, and efforts in fund accumulation. The Company has anticipated this risk by implementing a policy of prudent banking practice towards investment, especially in the area of loan disbursement to small and medium-scale businesses and other excess funds such as Bank Indonesia promissory notes.

2. **Government Policy Risk**
   If fiscal policies such as raising taxes are implemented in an effort to achieve national targets, and the Monetary Authority introduces monetary contraction to stabilize inflation and exchange rates, loan disbursements and fund accumulation will both be adversely affected. The Company has anticipated this risk by working to maintain customer trust through healthy banking practices and provide funding products that are in line with customer liquidity levels.

3. **Competition Risk**

The banking recapitalization and restructuring program has resulted in 90% of the nation's banks being transferred to government ownership. The funding and loans market segments will be oriented to greater total number of branches, superior information technology solutions, human resource quality and capital capacity. The Company will strive to improve the quality of its services by expanding the number of branches, increasing IT utilization, and developing human resource capacity, especially to serve the needs of our retail customers. The Company will also raise capital by sustainable increase net profit and capital market mechanisms.

4. **Operating Risk**

Mismanagement of the Company, its branches, its workforce and its total assets may result in errors that could adversely lead to loss of customer confidence in the Company, or to financial loss. The Company has anticipated this through the organization, function, job and responsibility of every employee, supported by online information technology systems designed to tighten supervision.

5. **Capitalization Risk**

Main financial risk to the banking sector is the inability to fulfill Capital Adequacy Ratio. If, through mismanagement of foreign exchange, loan disbursement becomes non recoverable and has to be written off, this could seriously affect to the bank's capital. To negate the risks from foreign exchange transactions, the Company has remained consistently faithful to its policy of conducting foreign exchange transaction only for its customers, and not in an effort to strengthen the bank's position. To avoid the risk associated with loan disbursement, the Company will continue to consistently target small to medium-scale businesses, especially within the trade and distribution sector, and disburse excess funds to liquid instruments and low risk.

6. **Risks from Exchange Rates and Interest Rates**

To manage against the risk associated with exchange rate fluctuations, the Company consistently conducts its foreign exchange transaction activities in line with Bank Indonesia regulations and only for the benefit of its customers.

To manage against the risk associated with interest rate fluctuations, all investment funds, in whatever form, amount and period discipline are adjusted in line with the total and time period of the fund source.

I. Significant Events Following the Date of the Accountant s Report

No significant events categorized as information having a material effect took place following the issue date or Accountant's Report. The Accountant's Report dated March 12, 2001 contains financial information for the Company for the period December 31st 2000 and December 31st 1999.

J. Business Prospects

1. Indonesian Economy

Although on one hand the uncertain political and security situation hampered the acceleration of Indonesian economic recovery, on the other hand the Indonesian economy showed some movement in the right direction. In 2001, if the political uncertainties do not lead to civil disorder, and the security and legal processes improve, the economy will begin to improve, followed in turn by increased local and foreign investment and increased job opportunities.

Gross Domestic Product

Indonesia's gross domestic product, which was only 0.2% in 1999, had risen to 4.8% by the end of 2000. This was accompanied by a budget deficit realization of only 3.8%. This small figure was helped by the rise in oil prices to over USD 29 per barrel. Bank Indonesia predicts GDP in 2001 to be between 4.5% and 5%, and the Government is targeting 5%.

Inflation

Inflation in 2000 rose to 9.35%, which was far higher than the 1999 figure of 2.01%. This was caused by price adjustments for goods containing imported components, which caused the rupiah to weaken and national fuel prices to rise. Bank Indonesia predicts inflation in 2001 to be between 7.5% and 8.5%, and the Government is targeting 4% - 6%.

Exchange Rates

The rupiah, which was still trading below Rp 8,000 to the US dollar at the end of 1999, had weakened to Rp 9,435 to the US dollar at the end of 2000. This was caused by the limited amount of capital in flow through capital markets or direct investment and the increase in foreign exchange from exports being deposited offshore. Bank Indonesia predicts the exchange rate in 2001 to be Rp 8,000 to the US dollar, and the Government is targeting Rp 7,750 - Rp 8,250 to the US dollar.

Interest Rates

The interest rate for one-month SBIs at the beginning of 2000 was 12.5%, which had risen to 14.53% by the end of the year. The interest rate for one-month fixed-term deposits was 12.2% at the beginning of 2000, which had fallen to 12.0% by the end of the year.

The overall increase in interest rates was caused primarily by the weakening rupiah, the rising inflation rate, political instability and security issues. Bank Indonesia predicts the interest rates for three-month fixed-term deposits to rise to 13% during 2001.

Capital Market

The capital market is extremely sensitive to political instability, concerns over security and legal uncertainties. At the beginning of 2000 there was some hope that the capital market would rebound after the Jakarta Stock Exchange composite share index reached the 700 mark and daily trading exceeded Rp 1 trillion in February 2000. By the end of 2000, the index had dropped to 416.321 and daily trading was less than Rp 250 billion. In 2001, the capital market is expected to stabilize, as 90% of investors are local.

2. Company's Prospects

The Company as a player in the national banking sector is strongly influenced by political and security issues that impact on economic activities and which could occur during 2001. However, as long as these events do not affect national stability, there is a hope that economic activity will pick up, especially in those sectors of the economy that deal with basic public needs.

The banking industry will marked by banking oligopoly competition, and economic liberalization both through takeovers of local companies by foreign investors and through the acquisition of Government-held assets by foreign investors will continue as part of the divestment process. This will be an opportunity for the Company growth, with the support of solid financial fundamentals, namely a strong Capital Adequacy Ratio, excess funds in the form of Bank Indonesia Certificates, and a network of branches and online services to facilitate every type of customer transaction.



The Company's experience as a business partner to our retail customers, the confidence of our customers in maintaining accounts with the Company has risen steadily. Figures for the years 1996 to 2000 reveal increases funding of 30.06%, 154.08%, 38.83% and 9.86%. The quality of small and medium-scale customer loans has never experienced negative spread, and the total loan disbursement has continually risen.

The growth we have achieved so far and our ability to manage and allocate our resources accurately, seize every opportunity and understand every risk using policy of prudent banking practice, has made us thoroughly confident that the Company will continue to thrive as one of the Core Banks of Indonesia.

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AUDITOR'S REPORT

PT BANK BUANA INDONESIA Tbk

FINANCIAL STATEMENTS
YEARS ENDED 31 DECEMBER 2000 AND 1999

CONTENTS

KPMG

Siddharta Siddharta & Harsono
Registered Public Accountants

32nd Floor Wisma GKBI
28, Jl. Jend. Sudirman
Jakarta 10210
Indonesia

PO Box 4781
Jakarta 12047
Indonesia

Tel. 62 (21) 574 2333
62 (21) 574 2888
Fax. 62 (21) 574 1777
62 (21) 574 2777

Independent Auditor's Report

No.: L.00 - 138 - 01.

The Shareholders,
Commissioners and Directors
PT Bank Buana Indonesia Tbk:

We have audited the accompanying balance sheets and statements of commitments and contingencies of PT Bank Buana Indonesia Tbk (the "Bank") as of 31 December 2000 and 1999 and the related statements of income, statements of changes in shareholders' equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and the commitments and contingencies of PT Bank Buana Indonesia Tbk as of 31 December 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

As discussed in Note 36 to the financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties, including liquidity problems, volatility in prices, and significant slowdowns in business activity.

Siddharta Siddharta & Harsono
Registered Public Accountants
License No. KEP-1108/KM.17/1998

Drs. Istata Taswin Siddharta
Public Accountants License No. 98.1.0192

Jakarta, 12 March 2001

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

ASSETS	Notes	2000	1999
Cash on hand	3	148,479,128	131,497,679
Demand deposits with Bank Indonesia	4	474,229,099	423,240,991
Demand deposits with other banks	5	124,796,000	123,352,799
Allowance for uncollectible demand deposits with other banks	2m	(1,247,960)	(1,233,528)
Placements with other banks	2j,6	879,025,188	921,367,223
Allowance for uncollectible placements with other banks	2m	(8,790,252)	(9,213,672)
Marketable securities	2k,7	6,940,602,414	6,840,839,002
Allowance for possible losses on marketable securities	2m	(1,201,506)	-
Loans receivable	2l,8		
Related parties	2c,34	26,469,413	12,761,188
Non-related parties		1,783,583,812	896,471,859
Allowance for uncollectible loans	2m	(48,600,932)	(67,858,728)
Long-term investments	2n,9	7,889,000	15,389,000
Allowance for decline in value of long-term investments		(78,890)	(153,890)
Other receivables	2e,10	25,546,527	11,608,272
Fixed assets, acquisition cost/revaluation value	2o,11	214,677,343	168,043,451
Accumulated depreciation		(79,945,530)	(59,550,992)
Other assets	12		
Related parties	2c,34	9,555,036	7,335,364
Non-related parties		151,178,146	130,444,514
Allowance for decline in value of other assets		(35,670,675)	-
TOTAL ASSETS		**10,610,495,361**	**9,544,340,532**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS (Continued)
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2000	1999
LIABILITIES			
Demand deposits	13		
Related parties	2c,34	157,508,207	149,806,400
Non-related parties		2,270,608,405	1,940,926,656
Other liabilities payable on demand	14	57,814,275	32,648,489
Saving accounts	15		
Related parties	2c,34	40,560,099	24,182,000
Non-related parties		3,824,071,969	3,588,313,280
Time deposits	16		
Related parties	2c,34	69,766,443	55,669,300
Non-related parties		3,233,838,444	2,976,034,030
Certificates of deposit	17	29,000	41,340
Borrowings	18	139,427,094	118,567,500
Accrued expenses		28,734,796	27,146,631
Taxes payable	19	49,312,751	53,817,898
Other liabilities	20	40,913,730	24,360,176
Estimated loss on off-balance sheet transactions	21	1,637,910	1,503,052
TOTAL LIABILITIES		9,914,223,123	8,993,016,752
SHAREHOLDERS' EQUITY			
Share capital at par value of Rp 500 per share:			
Authorized: 1,800,000,000 shares.			
Issued and paid-in share capital:			
970,000,000 shares at the end of 2000 and 470,000,000 shares at the end of 1999	22	485,000,000	235,000,000
Additional paid-in capital, net	2q,23	23,566,959	-
Difference in value of transactions with entities under common control	2d,24	(6,219,762)	(6,219,762)
Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities		(112,428)	29,499
Retained earnings		194,037,469	322,514,043
TOTAL SHAREHOLDERS' EQUITY		696,272,238	551,323,780
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**10,610,495,361**	**9,544,340,532**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF COMMITMENTS AND CONTINGENCIES
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	Notes	2000	1999
COMMITMENTS			
Committed receivables:	31		
Forward foreign exchange contract receivables			
Related parties	2c,34	-	1,775,000
Non-related parties		46,303,680	51,677,420
Spot foreign exchange contract receivables		44,616,750	-
Receivables from repurchase agreements		500,000,000	24,466,116
Total committed receivables		590,920,430	77,918,536
Committed liabilities:	31		
Unused customer loan facilities		1,156,980,755	958,094,226
Outstanding irrevocable Letter of Credit		84,206,031	32,266,426
Acceptance of import Letter of Credit bills of exchange		9,976,397	17,113,073
Forward foreign exchange contract payables			
Related parties	2c,34	-	1,775,000
Non-related parties		44,008,815	51,661,803
Spot foreign exchange contract payables			
Related parties	2c,34	2,398,750	-
Non-related parties		23,987,500	-
Total committed liabilities		1,321,558,248	1,060,910,528
Total commitments - net liabilities		**(730,637,818)**	**(982,991,992)**
CONTINGENCIES			
Contingent receivables:	31		
Interest on non-performing loans		1,336,079	2,313,689
Total contingent receivables		1,336,079	2,313,689
Contingent liabilities:	31		
Bank guarantees issued to customers		69,377,337	59,705,563
Unused traveller's cheques		11,182,493	7,946,178
Total contingent liabilities		80,559,830	67,651,741
Total contingencies - net liabilities		**(79,223,751)**	**(65,338,052)**
Total commitments and contingencies - net liabilities		**(809,861,569)**	**(1,048,330,044)**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	Notes	2000	1999
OPERATIONAL REVENUE AND EXPENSES:			
Interest revenue:			
Interest	2e,25	1,152,392,706	1,755,448,227
Commission	2g	27,802,090	19,681,424
		1,180,194,796	1,775,129,651
Interest expenses	2f,26	(774,698,455)	(1,208,737,644)
Net interest income		405,496,341	566,392,007
Other operational revenue (expenses):			
Revenue from foreign currency transactions, net	2b	14,556,171	31,655,741
Fees from credit unrelated transactions	2g	24,035,782	21,354,654
Recovery of allowance for uncollectible loans and other productive assets, net	2m	32,223,454	215,270,270
Other (expenses) income, net		(17,908,363)	5,213,177
		52,907,044	273,493,842
Overhead expenses:			
Personnel	27	(126,041,942)	(190,659,183)
Occupancy	2c,34	(15,051,150)	(15,048,440)
General and administrative	2c,28,34	(159,696,251)	(236,165,230)
		(300,789,343)	(441,872,853)
Other operational expenses, net		(247,882,299)	(168,379,011)
NET OPERATING INCOME		157,614,042	398,012,996
NON-OPERATIONAL REVENUE (EXPENSES):			
Gain on sale of fixed assets, net		4,035,467	1,069,048
Loss on impairment of fixed assets value		-	(4,648,514)
Others		(411,306)	427,279
		3,624,161	(3,152,187)
INCOME BEFORE TAX		161,238,203	394,860,809
TAX EXPENSES	2r,19	(59,714,777)	(115,806,635)
NET INCOME FOR THE YEAR		**101,523,426**	**279,054,174**
EARNINGS PER SHARE (IN WHOLE RUPIAH):	2s,29		
Net operating income		207	891
Net income		133	625

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	Share capital	Additional paid-in capital, net	Difference in value of transactions with entities under common control	Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities	Retained earnings: Appropriated retained earnings	Retained earnings: Un-appropriated retained earnings	Total shareholders' equity
Balance as of 31 December 1998	200,000,000	-	(6,219,762)	(6,119,630)	-	98,459,869	286,120,477
Net income for the year	-	-	-	-	-	279,054,174	279,054,174
Payment of cash dividends (Note 30)	-	-	-	-	-	(55,000,000)	(55,000,000)
General reserve	-	-	-	-	1,000,000	(1,000,000)	-
Additional issued and paid-in capital	35,000,000	-	-	-	-	-	35,000,000
Unrealized gain on increase in fair value of available-for-sale marketable securities	-	-	-	6,149,129	-	-	6,149,129
Balance as of 31 December 1999	235,000,000	-	(6,219,762)	29,499	1,000,000	321,514,043	551,323,780
Net income for the year	-	-	-	-	-	101,523,426	101,523,426
Payment of cash dividends (Note 30)	-	-	-	-	-	(230,000,000)	(230,000,000)
Additional issued and paid-in capital (Note 23)	250,000,000	38,800,000	-	-	-	-	288,800,000
Shares issuance cost (Note 23)	-	(15,233,041)	-	-	-	-	(15,233,041)
Unrealized loss on decrease in fair value of available-for-sale marketable securities	-	-	-	(141,927)	-	-	(141,927)
Balance as of 31 December 2000	**485,000,000**	**23,566,959**	**(6,219,762)**	**(112,428)**	**1,000,000**	**193,037,469**	**696,272,238**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	2000	1999
Cash flows from operating activities:		
Interest and commission received	1,166,256,541	1,776,283,121
(Payments) receipts from foreign exchange transactions, net	(27,826,783)	45,356,485
Fees received from credit unrelated transactions	24,035,782	21,354,654
Other income received	17,762,312	5,213,177
Interest paid	(773,110,290)	(1,265,567,190)
Payments of personnel expenses	(126,041,942)	(190,659,184)
Payments of occupancy expenses	(12,667,857)	(12,971,502)
Payments of general and administrative expenses	(138,457,831)	(223,123,810)
Receipts from loans previously written-off	21,466,945	28,233,191
(Payments of) receipts from non-operational transactions	(7,911,307)	427,280
Income tax paid	(55,293,706)	(129,782,078)
Other increase/decrease which impacts cash:		
Placement with other banks	42,342,035	(353,039,655)
Loans receivable	(912,938,165)	36,372,912
Other assets	(18,484,228)	4,800,228
Demand deposits	337,383,556	658,956,524
Other liabilities payable on demand	25,165,787	7,626,413
Saving accounts	252,136,789	1,322,116,407
Time deposits	271,901,556	462,649,319
Certificates of deposit	(12,340)	(341,573)
Taxes payable	(7,992,129)	(16,147,094)
Other liabilities	15,619,465	875,519
Net cash provided by operating activities	93,334,190	2,178,633,144
Cash flows from investing activities:		
Proceeds from sales of fixed assets	5,683,452	1,281,023
Acquisition of fixed assets	(51,509,051)	(23,575,162)
Purchase of available-for-sale and held-to-maturity marketable securities	(99,905,339)	(1,989,039,793)
Proceeds from sale of long-term investments	15,000,000	-
Net cash used in investing activities	(130,730,938)	(2,011,333,932)

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	2000	1999
Cash flows from financing activities:		
Repayment of long-term loans	-	(10,412)
Increase in borrowings	20,859,593	51,495,500
Issuance of share capital	273,566,959	35,000,000
Payment of cash dividends	(230,000,000)	(55,000,000)
Net cash provided by financing activities	64,426,552	31,485,088
Effect of foreign exchange rate changes in cash and cash equivalent	42,382,954	(13,700,743)
Net increase in cash and cash equivalents	69,412,758	185,083,557
Cash and cash equivalents, beginning of year	678,091,469	493,007,912
Cash and cash equivalents, end of year	**747,504,227**	**678,091,469**
Cash and cash equivalents consist of:		
Cash on hand	148,479,128	131,497,679
Demand deposits with Bank Indonesia	474,229,099	423,240,991
Demand deposits with other banks	124,796,000	123,352,799
	747,504,227	**678,091,469**
ACTIVITIES NOT AFFECTING CASH:		
Foreclosed assets	4,469,076	81,917,969

See Notes to the Financial Statements, which form an integral part of these financial statements.

1. General

a. PT Bank Buana Indonesia Tbk (the "Bank"), a limited liability company established in accordance with Indonesian Corporate Law, domiciled in Jakarta, with head office at Jalan Asemka No. 32-36, Jakarta, was established by deed of notary public Eliza Pondaag, SH dated 31 August 1956 No. 150, which was approved by the Minister of Justice of the Republic of Indonesia under No. J.A 5/78/4 dated 24 October 1956, registered at the Jakarta Court of Justice on 27 October 1956 under No. 1811, and published in Supplement No. 1243 to State Gazette of the Republic of Indonesia No. 96 dated 30 November 1956.

The Bank's Articles of Association have been amended several times, with the most recent amendment related to the registration of the Bank's shares at the Jakarta Stock Exchange and the Surabaya Stock Exchange and additional authorized and paid-in capital in conjunction with Initial Public Offering. This amendment was approved in the Extraordinary General Shareholders' Meeting on 22 July 1999, as set forth in deed of notary public Fathiah Helmi, SH, dated 8 September 2000 No. 14. The Bank, through Fathiah Helmi, SH, notary public in Jakarta, declared the increase in authorized and paid-in capital to the Minister of Justice of the Republic of Indonesia under No. 248/PT-GP/PRT/IX/2000 dated 15 September 2000. This increase in authorized and paid-in capital was registered at the Company Registration office of Jakarta Barat on 29 September 2000.

b. In June 2000, based on letter of the Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000 dated 27 June 2000, the Bank conducted a Public Offering through offering 194,000,000 common shares to the public. The common shares were registered at the Jakarta Stock Exchange and the Surabaya Stock Exchange.

c. In accordance with article 3 of its Articles of Association, the objective of the Bank is to undertake all types of banking business and other financial activities in conformity with the prevailing regulations. The Bank obtained its license to operate as a foreign exchange bank based on Bank Indonesia Decree No. 9/39/Kep/Dir/UD dated 22 July 1976.

d. As of 31 December 2000 and 1999, the Composition of Commissioners and Directors was as follows:

President Commissioner	R. Rachmad
Commissioners	Lukito Winarto
	Iskandar Tanuwidajaja (until June 2000)
President Director	Jimmy K. Laihad
Directors	Kamaruddin
	Aris Janasutanta Sutirto
	Eddy Muljanto
	Pardi Kendy

e. As of 31 December 2000 and 1999, the Bank had 4,473 and 4,269 employees, respectively.

f. The Bank, through its majority shareholder, PT Sari Dasa Karsa, is part of a group company with PT Paramita Makmur Pratama as the ultimate holding company.

2. Summary of significant accounting policies

The accounting and reporting policies adopted by the Bank conform to generally accepted accounting principles in Indonesia. The significant accounting principles, consistently in the preparation of the financial statements for the years ended 31 December 2000 and 1999, are as follows:

a. *Basis for preparation of financial statements*

The Bank's financial statements are prepared in accordance with the Statements of Financial Accounting Standards No. 31, "Accounting for Banking Industry". The financial statements, presented in thousands of Rupiah, are prepared on the accrual basis using the historical cost concept.

The statements of cash flows are prepared using the direct method. Cash and cash equivalents consist of cash on hand, demand deposits with Bank Indonesia and demand deposits with other banks.

b. *Foreign currency translation*

The Bank maintains its books in Rupiah. Transactions in foreign currencies are translated into Rupiah at the rates prevailing at transaction date.

Year-end balances monetary assets and monetary liabilities denominated in foreign currencies are translated into Rupiah at balance sheet date middle rates quoted by the Central Bank/Bank Indonesia. The rates of exchange used as of 31 December 2000 and 1999 were as follows:

Foreign Currencies		2000	1999
		Rp	Rp
USD	1	9,595.--	7,100.--
AUD	1	5,318.53	4,622.12
SGD	1	5,539.05	4,260.43
HKD	1	1,230.24	913.62
DEM	1	4,556.63	3,654.56
NLG	1	4,044.04	3,243.45
GBP	1	14,299.45	11,494.92
FRF	1	1,358.60	1,089.64
JPY	100	8,357.30	6,947.19
CHF	1	5,859.55	4,449.88
NZD	1	4,226.13	3,685.98
MYR	1	2,525.01	1,868.42
ITL	100	460.26	369.15
EUR	1	8,911.85	7,147.59

Foreign exchange gains (losses), realized and unrealized, are recognized (charged) to the statement of income for the related year.

2. Summary of significant accounting policies (Continued)

c. *Related party transactions*

In these financial statements, the term related parties is used as defined in the Statements of Financial Accounting Standards No. 7, as follows:

(i) enterprises that, through one or more intermediaries, control, or are controlled by, or are under common control with the reporting enterprise (this includes holding companies, subsidiaries and fellow subsidiaries);

(ii) associated companies;

(iii) individuals owning, directly or indirectly, an interest in the voting rights of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family (close members of the family of an individual are those that may be expected to influence, or be influenced by, that person in their dealings with the enterprise);

(iv) key management personnel, that is those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of companies and close members of the families of such individuals;

(v) enterprises in which a substantial interest in the voting rights is owned, directly or indirectly, by a person described in (iii) or (iv), or over which such a person is able to exercise significant influence. This includes enterprises owned by commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All transactions with related parties, which were made under the same as well as different terms and conditions with non-related parties, are disclosed in the financial statements.

d. *Transactions with entities under common control*

Assets acquired from or sold to related parties as a restructuring of companies under common control are accounted for similar to a pooling-of-interest (i.e. using historical costs), at the assets' net book value recorded in the entities which sold the asset.

The difference between acquisition price/selling price and the net book value is recorded as a component of shareholders' equity.

2. Summary of significant accounting policies (Continued)

e. *Interest income from loans*

Interest income from loans is recognized on the accrual basis based on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet repayments as they become due. Interest income on such loans (non-performing loans) is recognized as income in the statement of income when received (on a cash basis). Interest not yet collected on non-performing loans is reported in the statement of commitments and contingencies.

f. *Interest expense*

Interest expense is recognized on the accrual basis.

g. *Fees and commission income*

Fees and commission income directly related to the lending activities are recognized as deferred income and are amortized on a straight-line basis over the terms of the related loan. The outstanding balance of deferred fees and commission income on loans terminated early is recognized as income upon termination.

Fees and commissions not directly related to lending activities are recognized as income when the transactions occur.

h. *Forward currency transactions*

Outstanding balances related to forward currency transactions are recorded in the statement of commitments and contingencies.

Forward currency contracts for funding purposes which are still in force at balance sheet date, are presented at the balance of the payable (receivable) at the forward rate less the receivable (payable) at the balance sheet date rate and adjusted with the deferred premium at year end. Premium or discounts on forward currency transactions are amortized over the contract period.

Gains or losses on forward currency contracts for funding purposes are recognized in the current year statement of income at the deal value multiplied by the difference between the spot rate at balance sheet date and the spot rate at transaction date.

Gains or losses on forward currency contracts for trading purposes are recognized at the maturity date of the contract at the amount of the deal value multiplied by the difference between the deal forward rate and the spot rate at the maturity date.

2. Summary of significant accounting policies (Continued)

i. *Option transactions*

For the Bank's operation, losses from option transactions (as a writer), which represent the difference between the contracted option rate and the balance sheet date rate, are recognized in the current year statement of income. Gains from option transactions are recognized only at the exercise date of the option. No unrealized profit is recognized at balance sheet date. Costs incurred to enter the option purchase contracts for funding purposes are amortized over the contract period and charged to the interest expense of the hedged loans.

j. *Placements with other banks*

Placements with other banks are stated at their gross outstanding balance, less unearned interest income and net of allowance for uncollectible placements, which is determined based on management's review of the collectibility of each individual placement at year end.

k. *Marketable securities*

Marketable securities consist of Bank Indonesia Certificates, bonds, and other money market and capital market securities.

Investment at marketable securities is classified as one of these categories: held-to-maturity, trading, and available-for-sale.

Investment in marketable securities which are classified as held-to-maturity is presented in the balance sheet at acquisition cost after amortization of premium or discount. The decline in fair value below the cost (including amortization of premium or discount), which is determined to be other than temporary, is recorded as permanent decline in investment value and charged to the statement of income in the related period.

Investment in marketable securities which are classified as trading and available-for-sale are stated at fair value at balance sheet date. The difference between the fair value and the acquisition cost of trading marketable securities, realized or unrealized, is recognized in the statement of income for the related year. The unrealized difference between the fair value and the acquisition cost of a available-for-sale marketable securities is presented as a component of shareholders' equity and recognized in the statement of income when the securities are sold. Fair value is determined based on quoted market price.

Realized gains or losses on sale of marketable securities are recognized in the statement of income for the year based on a specific identification basis.

2. Summary of significant accounting policies (Continued)

l. *Loans receivable*

Loans receivable are stated at the outstanding principal amount less the allowance for uncollectible loans.

m. *Allowance for uncollectible productive assets, estimated loss from off-balance sheet transactions and loss on loan restructuring*

The Bank established allowance for uncollectible accounts of productive assets (demand deposits with other banks, placements with other banks, marketable securities and loans receivable) and for estimated loss from off-balance sheet transactions.

The allowance amount and estimated losses, which management believes adequate to absorb possible losses from uncollectible productive assets and off-balance sheet transactions, are determined based on evaluation of the collectibility of each individual productive asset and off-balance sheet transaction. The management's evaluation on the collectibility of each individual productive asset and off-balance sheet transactions is based on a number of subjective factors, including current and anticipated economic conditions/business prospects, financial conditions, payment ability and other relevant factors in accordance with the decision letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR dated 12 November 1998. The establishment of allowance for uncollectible productive assets and estimated loss from off-balance sheet transactions applied by the Bank at year end 2000 and 1999 was in compliance with the decision letter of the Directors of Bank Indonesia No. 31/148/KEP/DIR dated 12 November 1998 as follows:

1. General allowance of minimum 1% of productive assets and off-balance sheet transactions that are classified as current.
2. Specific allowance for productive assets and off-balance sheet transactions:

Classification	Percentage
Special mention	5%
Sub-standard	15%
Doubtful	50%
Loss	100%

Specific allowance amount for productive assets and off-balance sheet transactions which were classified as sub-standard, doubtful and loss, is calculated after deducting the value of allowable collaterals.

Adjustments to the allowance for uncollectible productive assets and off-balance sheet transactions will be reported in the period such adjustments become known or are reasonably estimable. These adjustments include additional allowance and recoveries of productive assets and off-balance sheet transactions previously written-off.

2. Summary of significant accounting policies (Continued)

Productive assets and off-balance sheet transactions are written-off against the respective allowance for uncollectible accounts or estimated loss from off-balance sheet transactions when management believes that the collectibility of the principal is unlikely.

Loss from troubled loans restructuring is recognized in the related year's statement of income. Excess of restructured loans receivable balance over the net present value of future cash inflows, according to the terms of the loan restructuring agreement, is recognized as loss on loan restructuring in the related year's statement of income.

n. *Long-term investments*

Long-term investments with an ownership interest of less than 20% are recorded using the cost method at acquisition cost. Impairment in investment value below cost that is other than temporary is recorded as decline in investment value and is charged to the related year's statement of income.

o. *Fixed assets*

In accordance with Government Regulation No. 45/1986 of 2 October 1986, the Bank revalued certain fixed assets on 1 January 1987. The revaluation increment of Rp 2,121,680,674 (per Tax Inspection approval Jakarta Barat Dua No. KEP.07/WPJ.11/KI.1411/88 dated 21 December 1988) was capitalized to share capital according to the resolution of Extraordinary General Shareholders' Meeting on 30 December 1988. Since 1987, the revalued fixed assets are presented at the accounting revaluation value less accumulated depreciation. Depreciation is computed using the straight-line method, over the remaining estimated useful lives of the assets as of 1 January 1987.

Fixed assets other than land, which were acquired since 1987, are presented at acquisition cost less accumulated depreciation. Depreciation is computed using the straight-line method, from the year such assets were put into use, over estimated useful lives using as follows:

Buildings	:	20 years
Furniture & fixtures, office equipment, and motor vehicles	:	5 years

Land is presented at acquisition cost and is not amortized.

Normal maintenance expenses are charged to the statement of income as incurred, while repairs, betterments, renovations and expansions which are material and prolong the useful life of the assets are capitalized. Fixed assets which are not utilized any more or sold are removed from the related accounts and any realized gains or losses are recognized in the current year statement of income.

2. Summary of significant accounting policies (Continued)

p. *Foreclosed assets*

Loan collaterals foreclosed in connection with loan settlements is presented under other assets and recorded at the lower of its estimated value of the foreclosed assets and loan balance. Since 1999, foreclosed assets with value higher than Rp 2,500,000,000 were valued by external appraiser, while foreclosed assets with value of lower than Rp 2,500,000,000 were valued by internal appraiser. If the estimated value of the foreclosed assets is lower than the outstanding loan balance, the excess, which is uncollectible, is deducted from the allowance for uncollectible loans. Expenses related to the assets' foreclosure and its maintenance are charged to the statement of income as incurred. Profit (loss) from sale of the foreclosed assets is reported as recoveries of loans previously written-off (loss as loans written-off), affecting the balance of allowance for uncollectible loans.

q. *Shares issuance costs*

Cost incurred in conjunction with issuance of new shares to the public in connection with the Public Offering included notary/legal/fees, audit fees, underwriter fees, shares and prospectus printing costs and others.

Based on decision letter of the Chairman of Capital Market Supervisory Board No. KEP-06/PM/200, "Amendment of VIII.G.7 regarding the Guidance for the Preparation of Financial Statements" dated 13 March 2000, the share issuance cost should be presented as deduction of additional paid-in capital.

r. *Corporate income tax*

The Bank applied the asset and liability method for accounting of its income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date, in accordance with estimated applicable tax rate in the year such temporary differences will be realized.

s. *Earnings per share*

Earnings per share are computed based on the weighted average number of shares issued.

2. Summary of significant accounting policies (Continued)

t. *Pension fund*

Pension fund cost which includes current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is charged to current year statement of income. As stated in the actuarial report of Indra Catarya Situmeang M.Sc., FSAI/PT Sienco Aktuarindo Utama dated 15 April 1999, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before 31 December 1994 and 5 years for solvability deficit, since the year of pension plan's approval by the Minister of Finance (1996). The actuarial calculation uses projected method where each member is estimated to reach Attained Age Normal.

u. *Management use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash on hand

In thousands of Rupiah	2000	1999
Foreign currencies	1,699,535	1,873,967
Rupiah	146,779,593	129,623,712
	148,479,128	131,497,679

4. Demand deposits with Bank Indonesia

In thousands of Rupiah	2000	1999
Foreign currency (US Dollar)	39,972,770	34,974,600
Rupiah	434,256,329	388,266,391
	474,229,099	423,240,991

5. Demand deposits with other banks

Represent demand deposits with correspondent banks:

In thousands of Rupiah	2000	1999
Foreign currencies	116,633,935	113,788,580
Rupiah	8,162,065	9,564,219
Total demand deposits with other banks	124,796,000	123,352,799
Allowance for uncollectible demand deposits with other banks	(1,247,960)	(1,233,528)
	123,548,040	122,119,271

Based on management's review and evaluation, the collectibility of demand deposits with other banks as of 31 December 2000 and 1999 was classified as current. The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible demand deposits with other banks.

6. Placements with other banks

	Average interest rate p.a. (%)		Period (months)			
In thousands of Rupiah	2000	1999	2000	1999	2000	1999
Call money:						
Foreign currencies	6.29	6.21	<1	<3	777,195,000	773,900,000
Promissory notes:						
Rupiah	13.88	23.45	<3	<3	100,000,000	75,000,000
Time deposits:						
Foreign currencies	-	5.25	-	<1	-	2,130,000
Certificates of deposit:						
Rupiah	-	15.82	-	<1	-	70,000,000
Unamortized discounts					-	(258,727)
					-	69,741,273

6. Placements with other banks (Continued)

In thousands of Rupiah	Average interest rate p.a. (%) 2000	Average interest rate p.a. (%) 1999	Period (months) 2000	Period (months) 1999	2000	1999
Others (overdraft facilities):						
Rupiah	15.25	33.00	12	12	1,830,188	595,950
Total placements with other banks, before allowance for uncollectible placements with other banks					879,025,188	921,367,223
Allowance for uncollectible placements with other banks					(8,790,252)	(9,213,672)
					870,234,936	912,153,551

Based on management's review and evaluation, the collectibility of placements with other banks as of 31 December 2000 and 1999 was classified as current. The banks' management believes that the above allowance is adequate to cover possible losses on uncollectible placements with other banks.

7. Marketable securities

As of 31 December 2000 and 1999, the Bank's marketable securities consisted of available-for-sale and held-to-maturity marketable securities as follows:

a. Available-for-sale marketable securities:

In thousands of Rupiah	2000			1999		
	Acquisition Cost	Unrealized gain (Loss)	Fair Value	Acquisition Cost	Unrealized gain (Loss)	Fair Value
Bonds, Rupiah	5,001,428	(112,428)	4,889,000	5,002,001	29,499	5,031,500

7. Marketable securities (Continued)

b. Held-to-maturity marketable securities:

In thousands of Rupiah	2000 Acquisition Cost (after amortization of premium/ discount)/ Fair value	1999 Acquisition Cost (after amortization of premium/ discount)/ Fair value
Bank Indonesia Certificates	6,190,252,469	6,765,560,332
Bonds, foreign currencies	191,965,819	-
Bonds, Rupiah	19,505,958	-
Medium Term Notes	19,925,482	18,985,011
Bills bought receivable, foreign currencies	35,502,042	28,912,159
Bonds under reverse repo agreement, Rupiah	478,561,644	22,350,000
	6,935,713,414	6,835,807,502

In thousands of Rupiah	2000	1999
Total marketable securities:		
Acquisition cost (after amortization of premium/discount)	6,940,714,842	6,840,809,503
Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities, net	(112,428)	29,499
	6,940,602,414	6,840,839,002
Allowance for possible losses on marketable securities	(1,201,506)	-
	6,939,400,908	6,840,839,002
The movement of unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities:		
Balance, beginning of year	29,499	(6,119,630)
Unrealized (loss) gain from (decrease) increase in fair value	(141,927)	10,557,879
Realized gain on sale of available-for-sale marketable securities	-	(4,408,750)
Balance, end of year	(112,428)	29,499
Fair value of marketable securities based on the maturity period:		
Less than 1 year	6,771,353,626	6,816,822,491
Matured within 1-5 years	169,248,788	24,016,511
	6,940,602,414	6,840,839,002

7. Marketable securities (Continued)

In thousands of Rupiah	2000	1999
Proceeds from sale of available-for-sale marketable securities	-	12,005,000
Gain on sale of available-for-sale marketable securities	-	4,408,750

The average interest rate per annum:

	2000	1999
	%	%
Rupiah:		
Bank Indonesia certificates	12.09	10.78
Bonds	13.51	28.53
Medium Term Notes	14.00	14.00
Bonds under reverse repo agreement	12.80	14.75
Foreign currencies:		
Bonds	6.96	8.69
Bills bought receivable	9.00 – 11.00	9.00 – 13.00

The Bank's bonds and Medium Term Notes as of 31 December 2000 included BTNI VII serial A, NISP I, NISP II, Lautan Luas serial B, with the latest rating by Pefindo was idCCC, idBBB, idBBB, idA, respectively.

Based on management's review and evaluation, the collectibility of marketable securities as of 31 December 2000 and 1999 was classified as current. The Bank's management believes that the above allowance is adequate to cover possible losses on marketable securities.

8. Loans receivable

In thousands of Rupiah	2000	1999
Loans receivable by type of loans:		
Related parties:		
Promissory notes, foreign currencies	4,798	-
Current account overdrafts	16,890,531	8,274,956
Pre-export financing	-	220,000
Installment loans	1,903,071	481,469
Motor vehicle loans	543,460	103,960
Housing loans	1,801,999	2,157,005
Investment loans	916,667	1,523,798
Exim VI loans	56,543	-
Employee loans, interest free	4,352,344	-
	26,469,413	12,761,188
Non-related parties:		
Promissory notes, Rupiah	52,761,011	15,152,302
Promissory notes, foreign currencies	22,836,100	9,762,500
Fixed loans, Rupiah	83,036,288	48,741,288
Fixed loans, foreign currencies	27,825,500	20,590,000
Current account overdrafts, Rupiah	939,255,922	556,588,205
Post-import financing, Rupiah	22,327,553	22,255,564
Post-import financing, foreign currencies	6,324,857	8,750,312
Pre-export financing, Rupiah	95,000	200,000
Pre-export financing, foreign currencies	26,289,972	23,798,595
Small business loans (multipurpose)	961,674	1,128,886
Installment loans, Rupiah	246,513,095	43,911,796
Installment loans, foreign currencies	44,085,232	50,941,248
Motor vehicle loans	134,596,823	12,099,306
Housing loans	94,001,510	24,194,932
Apartment loans, foreign currencies	1,336,527	2,365,924
Investment loans	46,699,394	18,104,028
Syndicated loans, Rupiah	15,537,676	9,268,236
Syndicated loans, foreign currencies	-	3,550,000
Agriculture financing project loans	2,643,138	2,410,665
Exim VI loans	15,892,996	19,072,297
Employee loans, interest free	563,544	3,585,775
	1,783,583,812	896,471,859
Total loans receivable by type of loans	1,810,053,225	909,233,047
Allowance for uncollectible loans	(48,600,932)	(67,858,728)
	1,761,452,293	841,374,319

8. Loans receivable (Continued)

In millions of Rupiah	2000	1999
Loans receivable by industry:		
Trading, restaurant and hotel	915,965	466,454
Manufacturing	422,880	250,793
Business services	100,109	63,590
Construction	34,860	28,821
Agriculture and agricultural infrastructure	11,792	5,123
Transportation, warehousing and communication	20,547	36,852
Social services	17,302	12,258
Mining	283	96
Electricity, gas and water	274	17
Others	286,041	45,229
	1,810,053	909,233
The classification of loans receivable:		
Current	1,688,427	764,246
Special mention	51,884	24,421
Sub-standard	15,115	45,479
Doubtful	3,310	6,496
Loss	51,317	68,591
	1,810,053	909,233
Less allowance for uncollectible loans	(48,601)	(67,859)
	1,761,452	841,374
Loans receivable by loan term:		
Up to 1 year	1,263,558	744,170
More than 1 year through 4 years	377,978	71,970
More than 4 years	168,517	93,093
	1,810,053	909,233
Weighted average interest rate per annum:		
Rupiah	16.70%	30.13%
Foreign currencies	8.89%	11.22%

The above stated loans receivable represent long-term and short-term loans in Rupiah and foreign currencies with various types of collaterals, including land, buildings and other tangible assets.

8. Loans receivable (Continued)

Loans extended to the Bank's employees (including directors) consist of motor vehicle loans, housing loans and loans for other purposes, with period of 1-120 months, repayment through monthly salary deduction.

Loans receivable from related parties, except for employee loans, are with normal terms and conditions as loans to non-related parties.

The Bank's total participation in syndicated loans with other banks as of 31 December 2000 and 1999 amounted to equivalent Rp 15,537,676 thousand and Rp 12,818,236 thousand, respectively. The Bank's participation on those syndicated loans as of 31 December 2000 and 1999 ranged between 2.5% - 50% from the total syndicated loan facilities. The Bank only acted as a participant in these syndicated loans.

Loans receivable classified as sub-standard, doubtful and loss (non-performing loans) as of 31 December 2000 and 1999 amounted to equivalent Rp 69,743,046 thousand and Rp 120,566,406 thousand (3.85% and 13.26% of total loans receivable), respectively. During the years ended 31 December 2000 and 1999, the Bank received interest on non-performing loans amounted to equivalent Rp 569,765 thousand and Rp 1,991,476 thousand, respectively.

During the years ended 31 December 2000 and 1999, loans receivable which were restructured amounted to Rp 1,220,000 thousand and Rp 2,820,934 thousand & USD 518 thousand, respectively with the allowance for uncollectible loans amounted to Rp 610,000 thousand and equivalent Rp 177,845 thousand, respectively. No loss resulting from this loan restructurization. From the restructured loans, the Bank did not have any commitments to extend additional loans.

Movement of the allowance for uncollectible loans for the years ended 31 December 2000 and 1999 was as follows:

In thousands of Rupiah	2000	1999
Balance, beginning of year	(67,858,728)	(355,078,890)
Loans written-off	7,648,912	108,505,490
Recovery of loans previously written-off	(21,466,945)	(28,233,191)
Reversal of allowance for uncollectible loans	33,075,829	206,947,863
Balance, end of year	(48,600,932)	(67,858,728)

The Bank's management believes that the balance of allowance for uncollectible loans provided is sufficient to cover the possible lossess on uncollectible loans.

The Bank's report to Bank Indonesia (unaudited) stated that the Bank had complied with the requirement of legal lending limit at year end 2000 and 1999.

9. Long-term investments

Represent investments in shares with an ownership of less than 20%, recorded using the cost method:

In thousands of Rupiah	Ownership percentage	2000	1999
PT DBS Buana Bank: 300 shares, par value of Rp 50,000,000 per share (150 shares are shares dividends)	15%	-	7,500,000
PT Bank Keppel TatLee Buana: 150 shares, par value of Rp 50,000,000 per share	15%	7,500,000	7,500,000
PT Asuransi Buana Independen: 3,000 shares, par value of Rp 100,000 per share	10%	300,000	300,000
PT Sarana Bersama Pembiayaan Indonesia: 63 shares, par value of Rp 1,000,000 per share	0.94%	63,000	63,000
PT Bank Muamalat Indonesia: 1,000 shares, par value of Rp 1,000 per share		1,000	1,000
PT Aplikanusa Lintasarta: 25 shares, par value of Rp 1,000,000 per share	1.25%	25,000	25,000
Total, all classified as current long-term investments		7,889,000	15,389,000
Allowance for decline in value of long-term investments		(78,890)	(153,890)
		7,810,110	15,235,110

10. Other receivables

In thousands of Rupiah	2000	1999
Accrued interest income from:		
Loans receivable	6,975,563	2,774,708
Marketable securities	12,978,713	3,069,585
Placements with other banks	2,832,133	4,787,115
Others	341,320	223,397
	23,127,729	10,854,805
Receivables from forward foreign exchange contract transactions	2,418,798	753,467
	25,546,527	11,608,272

11. Fixed assets

Owned fixed assets:

In thousands of Rupiah	2000			
	Beginning Balance	Additions	Disposals	Ending Balance
Acquisition cost/revaluation value:				
Land	48,187,830	1,207,773	(1,328,558)	48,067,045
Buildings	40,376,654	3,964,534	(33,442)	44,307,746
Furniture and fixtures	22,370,312	5,854,299	(177,913)	28,046,698
Office equipment	43,520,144	32,623,116	(1,106,119)	75,037,141
Motor vehicles	18,237,025	7,859,329	(2,229,127)	23,867,227
	172,691,965	51,509,051	(4,875,159)	219,325,857
Accumulated depreciation:				
Buildings	(11,126,908)	(2,383,293)	3,749	(13,506,452)
Furniture and fixtures	(14,789,102)	(3,775,142)	160,887	(18,403,357)
Office equipment	(23,079,312)	(13,251,381)	996,546	(35,334,147)
Motor vehicles	(10,555,670)	(4,211,897)	2,065,993	(12,701,574)
	(59,550,992)	(23,621,713)	3,227,175	(79,945,530)
Net book value	113,140,973	27,887,338	(1,647,984)	139,380,327
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	108,492,459	27,887,338	(1,647,984)	134,731,813

In thousands of Rupiah	1999			
	Beginning Balance	Additions	Disposals	Ending Balance
Acquisition cost/revaluation value:				
Land	45,549,798	2,638,032	-	48,187,830
Buildings	34,757,339	5,619,315	-	40,376,654
Furniture and fixtures	18,792,999	3,765,040	(187,727)	22,370,312
Office equipment	37,369,447	6,442,784	(292,087)	43,520,144
Motor vehicles	14,537,635	5,109,990	(1,410,600)	18,237,025
	151,007,218	23,575,161	(1,890,414)	172,691,965

11. Fixed assets (Continued)

In thousands of Rupiah	1999			
	Beginning Balance	Additions	Disposals	Ending Balance
Accumulated depreciation:				
Buildings	(9,049,970)	(2,076,938)	-	(11,126,908)
Furniture and fixtures	(12,159,133)	(2,816,396)	186,427	(14,789,102)
Office equipment	(16,151,874)	(7,171,940)	244,502	(23,079,312)
Motor vehicles	(8,750,096)	(3,053,084)	1,247,510	(10,555,670)
	(46,111,073)	(15,118,358)	1,678,439	(59,550,992)
Net book value	104,896,145	8,456,803	(211,975)	113,140,973
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	100,247,631	8,456,803	(211,975)	108,492,459

In thousands of Rupiah	2000	1999
Depreciation expenses were charged to:		
Occupancy expenses	2,383,293	2,076,938
General and administrative expenses	21,238,420	13,041,420

As of 31 December 2000 and 1999, all fixed assets were insured to related parties for a total sum insured of Rp 111,140,939 thousand and Rp 40,345,000 thousand, respectively (see Note 34). The Bank's management believes that such insurance coverage is sufficient to cover possible losses.

Impairment of fixed assets value represents difference between net book value of fixed assets and the fair value of land and building based on independent appraisal report. The difference of fair value of fixed assets which was higher than their net book value was not recognized.

12. Other assets

In thousands of Rupiah	2000	1999
Prepaid rent expense	14,010,949	9,769,206
Foreclosed assets	80,350,969	99,280,814
Deposits, advance for building renovation, advance for purchase of fixed assets	48,779,546	13,683,343
Security deposits, foreign currencies	5,016,211	3,725,418
Others	12,575,507	11,321,097
	160,733,182	137,779,878
Allowance for decline in value of other assets	(35,670,675)	-
	125,062,507	137,779,878

Other assets from transactions with related parties as of 31 December 2000 and 1999 represented prepaid rent expense of Rp 9,555,036 thousand and Rp 7,335,364 thousand, respectively (see Note 34).

Others consist of other prepaid expenses, printed materials and stationery, and miscellaneous.

13. Demand deposits

In thousands of Rupiah	2000	1999
Foreign currencies:		
USD	823,397,907	696,882,563
DEM	5,614,215	2,694,895
GBP	2,202,125	2,208,333
JPY	19,187,589	4,612,765
HKD	1,997,911	2,079,353
AUD	25,658,577	13,454,044
SGD	12,650,456	15,215,898
EUR	3,672,273	3,587,055
	894,381,053	740,734,906
Rupiah	1,533,735,559	1,349,998,150
	2,428,116,612	2,090,733,056

The interest rates per annum on Rupiah demand deposits were 6.27% in 2000 and 15.12% in 1999, which were computed from the lowest daily balance of Rupiah accounts with a minimum balance of Rp 3,000,000.

For demand deposits in foreign currencies, the interest is computed based on the minimum balance for each currency, i.e. USD 100, SGD 150, HKD 1,000, GBP 100, DEM 150, AUD 150, JPY 15,000 and EUR 100. The weighted average interest rates per annum of demand deposits in foreign currencies were 4.87% and 4.48% in 2000 and 1999, respectively.

Demand deposits from related parties as of 31 December 2000 and 1999 amounted to Rp 157,508,207 thousand and Rp 149,806,400 thousand, respectively (see Note 34).

14. Other liabilities payable on demand

In thousands of Rupiah	2000	1999
Cash remittances/draft payable:		
Rupiah	35,815,149	29,423,949
Foreign currencies	20,470,453	40,352
	56,285,602	29,464,301
Clearing/transfer transactions	-	1,031,203
Others	1,528,673	2,152,985
	57,814,275	32,648,489

15. Saving accounts

In thousands of Rupiah	Average interest rate per annum (%) 2000	Average interest rate per annum (%) 1999	2000	1999
Saving accounts Rupiah:				
Saving accounts-*Produktif*	8.69	16.79	3,800,945,414	3,548,038,680
Saving accounts-*Prioritas*	9.42	18.57	57,292,444	54,789,005
Saving accounts-*Tabanas/Taska*	6.01	7.13	349,419	468,048
Saving accounts-*Buana Plus*	8.37	12.42	6,044,791	9,199,547
			3,864,632,068	3,612,495,280

Saving accounts from related parties as of 31 December 2000 and 1999 amounted to equivalent Rp 40,560,099 thousand and Rp 24,182,000 thousand, respectively (see Note 34).

16. Time deposits

In thousands of Rupiah	Period	2000	1999
Rupiah:			
On call deposits	less than 1 month	34,760,500	19,310,000
Time deposits	1 month	2,850,334,577	2,662,464,357
	3 months	14,409,600	10,814,450
	6 months	2,188,700	2,435,100
	12 months	20,627,650	12,892,550
		2,887,560,527	2,688,606,457

16. Time deposits (Continued)

In thousands of Rupiah	Period	2000	1999
Foreign currencies:			
Time deposits	1 month	310,180,552	267,276,802
	3 months	47,792,356	37,939,741
	6 months	19,025,472	15,822,466
	12 months	4,285,480	2,747,864
		381,283,860	323,786,873
		3,303,604,887	3,031,703,330
Weighted average interest rates per annum:			
Rupiah		9.78%	20.53%
Foreign currencies		5.08%	5.41%

As of 31 December 2000 and 1999, time deposits amounted to Rp 286,208,210 thousand and Rp 187,902,958 thousand, respectively were pledged as collateral to credit facilities granted by the Bank to its customers.

As of 31 December 2000 and 1999, time deposits from related parties amounted to equivalent Rp 69,766,443 thousand and Rp 55,669,300 thousand, respectively (see Note 34).

17. Certificates of deposit

In thousands of Rupiah	2000	1999
Represent Rupiah certificates of deposit for period of 1 month to 12 months:		
Nominal value	29,000	42,000
Less unamortized discount	-	(660)
	29,000	41,340

Weighted average annual interest rates per annum on certificates of deposit were 9.50% and 19.53% in 2000 and 1999, respectively.

18. Borrowings

In thousands of Rupiah	Average interest rate per annum (%) 2000	1999	2000	1999
Due to other banks:				
Short-term loans:				
Call money, Rupiah	10.96	10.56	79,000,000	52,000,000
Overdraft, foreign currencies	-	-	195,004	-
			79,195,004	52,000,000
Long-term loans:				
World Bank loans (AFP facility)	12.36	24.79	5,798,000	6,690,000
Export Import Bank of Japan loans	12.77	24.79	54,434,090	59,877,500
			60,232,090	66,567,500
			139,427,094	118,567,500

Based on the loan channeling agreement with Bank Indonesia dated 20 June 1995, the Bank obtained a loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This AFP loan facility (Rupiah loan facility equivalent of USD 5,300,000 using the rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 semi-annual Rupiah installments with equal amounts since 30 September 1998 through 30 March 2007. The floating interest rates on the above facility is calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from 5 state owned banks during the latest 6 months period whichever is lower.

Based on the loan channeling agreement with Bank Indonesia dated 25 July 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent of JPY 1,300,000,000 using the rate at drawdown date) is guaranteed by the Bank's acceptance or promissory notes, has 3 years grace period, due within 14 years, repayable in 22 semi-annual Rupiah installments with equal amounts since 15 February 2000 through 15 August 2010. The floating interest rates on the above facility is calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period.

19. Taxes payable and corporate income tax

a. Taxes payable consist of the followings:

In thousands of Rupiah	2000	1999
Income Tax article 21	14,014,498	22,546,358
Income Tax article 23	8,936,723	8,396,950
Corporate Income Tax article 25, monthly installments	4,386,731	22,815,946
Corporate Income Tax article 29	21,955,814	39,617
Value Added Tax	18,985	19,027
	49,312,751	53,817,898

b. The reconciliation of accounting pretax profit to taxable income (in accordance with the respective 2000 and 1999 tax returns) of the Bank is as follows:

In thousands of Rupiah	2000	1999
Accounting pretax profit according to the statements of income	161,238,203	394,860,809
Income tax basis adjustments:		
Permanent differences:		
Depreciation of fixed assets	890,014	489,874
Uncollectible loans and other losses expenses	1,281,608	(8,205,382)
Entertainment	626,678	4,106,344
Security	-	9,267,633
Business development	879,382	6,798,759
Donation	1,483,073	3,475,301
Loss on impairment of fixed assets value	-	4,648,514
Provision expense on decline in value of foreclosed assets	35,670,675	-
Gain on sale of fixed assets	(1,002,277)	(326,296)
Meals and drinks for employees and guests	568,869	3,367,975
Other general and administrative expenses	736,808	1,674,620
Other non-tax deductible expenses	1,028,078	84,659
Dividend income	(112,667)	(15,101)
Rent income	(422,380)	(138,093)
	41,627,861	25,228,807

19. Taxes payable and corporate income tax (Continued)

In thousands of Rupiah	2000	1999
Temporary differences:		
Depreciation of fixed assets	(631,188)	164,524
Uncollectible loans and other losses expenses	(6,063,394)	(13,847,857)
Loss on sale of marketable securities	-	(20,355,000)
Gain on sale of fixed assets	(206,685)	-
	(6,901,267)	(34,038,333)
Taxable income	195,964,797	386,051,283

Other non-tax deductible expenses consist of loss on sale of fixed assets (the net book value for financial accounting purposes differs from the net book value for income tax computation purposes) and tax penalties.

c. Income tax expenses consist of:

In thousands of Rupiah	2000	1999
Current tax	58,780,689	115,806,635
Deferred tax	934,088	-
	59,714,777	115,806,635

d. Deferred tax assets (liabilities)

Deferred tax assets (liabilities) consist of accumulation of deductible temporary differences and taxable temporary differences as follows:

In thousands of Rupiah	2000	1999
Deferred tax assets (liabilities):		
Depreciation of fixed assets	(983,969)	(732,607)
Allowance for uncollectible loans	49,881	1,868,899
Deferred tax assets (liabilities) before valuation allowance	(934,088)	1,136,292
Valuation allowance	-	(1,136,292)
Deferred tax assets (liabilities), net of valuation allowance	(934,088)	-

19. Taxes payable and corporate income tax (Continued)

Reconciliation of deferred tax assets (liabilities):

In thousands of Rupiah	2000	1999
Balance, beginning of year	1,136,292	11,347,792
Realized loss from marketable securities	-	(6,106,500)
Recovery of allowance for uncollectible loans and other losses	(1,819,018)	(4,154,357)
Depreciation of fixed assets	(251,362)	49,357
Balance, end of year	(934,088)	1,136,292

e. Reconciliation between income tax expenses and multiplication of accounting pretax profit with prevailing tax rate.

In thousands of Rupiah	2000	1999
Accounting pretax profit	161,238,203	394,860,809
Corporate income tax at prevailing tax rate	48,362,711	118,449,493
Non-deductible expenses (permanent differences)	12,488,358	7,568,642
Movement on valuation allowance	(1,136,292)	(10,211,500)
Income tax expense	59,714,777	115,806,635

f. The corporate income tax payable article 29 is computed as follows:

In thousands of Rupiah	2000	1999
Calculation of corporate income tax:		
10% of Rp 25,000 thousand	2,500	2,500
15% of Rp 25,000 thousand	3,750	3,750
30% of Rp 195,914,797 thousand in 2000 and Rp 386,001,283 thousand in 1999	58,774,438	115,800,385
	58,780,688	115,806,635
Prepaid taxes (Income tax article 23 and 25)	(36,824,874)	(115,767,018)
Income tax payable (article 29)	21,955,814	39,617

Under the taxation laws of Indonesia, the Bank submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the taxes becoming payable.

20. Other liabilities

In thousands of Rupiah	2000	1999
Unearned interest income	376,732	90,165
Security deposits	22,378,164	13,838,644
Unearned commission income	7,475,607	5,301,947
Deferred tax liability (Note 19)	934,088	-
Others	9,749,139	5,129,420
	40,913,730	24,360,176

Others consist of accrued overhead expense, unearned rent revenue and other liabilities.

21. Estimated loss from off-balance sheet transactions

Represents estimated loss on letter of credit (L/C), bank guarantee issued and derivative transactions:

In thousands of Rupiah	2000	1999
Balance, beginning of year	1,503,052	9,721,647
Additional (reversal of) estimated loss from off-balance sheet transactions	134,858	(8,218,595)
Balance, end of year	1,637,910	1,503,052

The classification of off-balance sheet transactions balance is as follows:

In thousands of Rupiah	2000	1999
Current	163,441,023	108,545,746
Special mention	70,000	-
Doubtful	-	245,376
Loss	48,742	293,940
	163,559,765	109,085,062
Estimated loss from off-balance sheet transactions	(1,637,910)	(1,503,052)
	161,921,855	107,582,010

22. Share capital

The share capital at year end 2000 and 1999 was as follows:

	2000		1999	
	Number of shares	Par value (in thousands of Rupiah)	Number of shares	Par value (in thousands of Rupiah)
Authorized capital	1,800,000,000	900,000,000	1,800,000,000	900,000,000
Unissued	(830,000,000)	(415,000,000)	(1,330,000,000)	(665,000,000)
Issued and paid-in	970,000,000	485,000,000	470,000,000	235,000,000

The composition of shareholders at year end 2000 and 1999 was as follows:

	Number of shares		Ownership percentage (%)	
	2000	1999	2000	1999
Ownership more than 5%:				
PT Sari Dasa Karsa	716,147,000	430,147,000	73.83	91.52
Commissioners:				
Iskandar Tanuwidjaja (until June 2000)	6,584,000	4,384,000	0.68	0.93
Lukito Winarto	1,673,000	1,113,000	0.17	0.24
Director:				
Eddy Muljanto	6,584,000	4,384,000	0.68	0.93
Other shareholders	239,012,000	29,972,000	24.64	6.38
	970,000,000	470,000,000	100.--	100.--

In thousands of Rupiah	Share capital issued and paid-in 2000	1999
Ownership more than 5%:		
PT Sari Dasa Karsa	358,073,500	215,073,500
Commissioners:		
Iskandar Tanuwidjaja (until June 2000)	3,292,000	2,192,000
Lukito Winarto	836,500	556,500
Director:		
Eddy Muljanto	3,292,000	2,192,000
Other shareholders	119,506,000	14,986,000
	485,000,000	235,000,000

Other shareholders represent shareholders who own less than 5% of total outstanding shares, excluding directors and commissioners.

22. Share capital (Continued)

In the Extraordinary General Shareholders' Meeting on 5 May 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 10 dated 5 May 1999, the shareholders resolved to increase the issued share capital to Rp 235 billion. All additional issued share capital were paid-in by the shareholders on 10 May 1999.

In the Extraordinary General Shareholders' Meeting on 22 July 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 19 dated 22 July 1999, the shareholders resolved to amend the Bank's status from Private Company to Public Company, approve Initial Public Offering through capital market for a maximum of 200,000,000 new shares to be issued from the authorized capital, increase the Bank's authorized capital from Rp 600 billion to Rp 900 billion and change the nominal value from Rp 500,000 per share to Rp 500 per share. This amendment was approved by the Minister of Justice of the Republic of Indonesia under No. C-13889. HT.01.04.TH.99 dated 30 July 1999.

Based on the Extraordinary General Shareholders' meeting on 25 April 2000, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 16 May 2000, the Bank's issued and paid-in share capital was increased by Rp 153 billion to Rp 388 billion. All additional issued share capital was paid-in by the shareholders on 25 April 2000.

In the Extraordinary General Shareholders' meeting on 22 July 1999 minutes of which was executed before Fathiah Helmi, SH, notary pubic in Jakarta, as set forth in deed No. 14 dated 8 September 2000, in connection with Initial Public Offering, the issued and paid-in share capital was increased by 194,000,000 shares. As such, the Bank's isued and paid-in share capital increased by Rp 97 billion to Rp 485 billion.

The Bank's capital adequacy ratio as of 31 December 2000 and 1999 was 20.65% and 24.41%, respectively.

23. Additional paid-in capital, net

Represents excess of payments by shareholders over nominal value from Initial Public Offering of 194,000,000 common shares with nominal value of Rp 500 per share, after deducting with shares issuance cost.

24. Difference in value of transactions with entities under common control

Difference between purchase/selling price and book value of transactions with entities under common control as of 31 December 2000 and 1999 consisted of:

In thousands of Rupiah

Sales of land and buildings to PT Bumi Citra Wicaksana on 31 December 1997:	
Selling price	8,000,000
Net book value	(4,831,615)
	3,168,385
Acquisition of land and buildings from PT Buana Land on 19 December 1997:	
Selling price	(21,544,000)
Net book value	12,155,853
	(9,388,147)
	(6,219,762)

Land and buildings sold to and acquired from entities under common control are currently used for the Bank's operation (as offices and branches).

25. Interest revenue

Interest revenue consists of interest on:

In thousands of Rupiah	2000	1999
Loans receivable	199,908,600	205,429,793
Marketable securities	900,746,161	1,477,748,131
Placements with other banks	49,502,826	70,974,745
Demand deposits with other banks	2,235,119	1,295,558
	1,152,392,706	1,755,448,227

Interest revenue generated from transactions with related parties in 2000 and 1999 amounted to less than 5% of total interest revenue.

26. Interest expenses

Interest expenses consist of interest on:

In thousands of Rupiah	2000	1999
Demand deposits	121,316,023	149,382,299
Saving accounts	333,995,829	465,633,132
Time deposits	301,722,793	568,317,900
Borrowings	17,402,788	22,494,824
Others	261,022	2,909,489
	774,698,455	1,208,737,644

Interest expenses from transactions with related parties in 2000 and 1999 amounted to less than 5% of total interest expenses.

27. Personnel expenses

In thousands of Rupiah	2000	1999
Salaries and wages	74,027,391	65,245,942
Overtime	8,467,349	7,073,753
Holiday bonus	8,534,321	12,581,147
Medical	4,346,476	3,451,622
Meals, transportation and other benefits-in-kind	11,293,519	31,273,301
Obligatory employee insurance *(Jamsostek)*	2,405,597	1,999,546
Honorarium	4,903,646	13,756,292
Pension funds contribution	10,734,040	9,682,698
Severance pay	15,854	40,328,794
Others	1,313,749	5,266,088
	126,041,942	190,659,183

28. General and administrative expense

In thousands of Rupiah	2000	1999
Printed material, office supplies	8,896,794	11,690,957
Telecommunication, electricity, water	18,208,616	14,615,608
Gratification	28,008,726	57,328,568
Promotion	5,286,539	3,668,542
Maintenance of office equipment, motor vehicles	8,150,520	5,911,134
Insurance	1,516,284	1,277,479
Professional fees	1,683,365	1,156,770
Entertainment	749,014	4,106,344
Business development	879,383	6,798,759
Education, training	2,452,009	3,722,973
Employee income tax	28,549,329	64,774,530
Security	1,985,665	12,237,479
Premium paid in connection with the government guarantee on certain obligations of the banks	24,127,550	18,233,600
Depreciation of fixed assets	21,238,420	13,041,420
Others	7,964,037	17,601,067
	159,696,251	236,165,230

29. Earnings per share

Earnings per share is computed based on weighted average number of shares outstanding in the related year, as follows:

In thousands of Rupiah	2000	1999
Net operating income	157,614,042	398,012,996
Net income	101,523,426	279,054,174
Weighted average number of shares outstanding	761,480,874 shares	446,666,667 shares
Earnings per share (in whole Rupiah):		
Net operating income	207	891
Net income	133	625

30. Cash dividends

In thousands of Rupiah	2000	1999
Cash dividends distributed in 2000 and 1999 were Rp 489.36 and Rp 123.13 per share, respectively	230,000,000	55,000,000

The Annual General Shareholder's Meeting on 5 May 1999, minutes of which was prepared by Fathiah Helmi, SH, as set forth in deed No. 9 dated 5 May 1999, resolved the distribution of cash dividends in 1999 amounted to Rp 55 billion.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 21 dated 12 November 1999, after being approved by Bank Indonesia under its letter No. 2/198/DPwB1/IDWB1 dated 2 February 2000, the Bank paid cash dividends amounted to Rp 40 billion to all shareholders on 21 March 2000.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 8 dated 19 January 2000, after being approved by Bank Indonesia under its letter No. 2/478/DPwB1/IDWB1 dated 15 March 2000 and by the Indonesia Bank Restructuring Agency ("IBRA") under its letter No. S-388/BL/BPPN/0400 dated 17 April 2000, the Bank paid interim cash dividends amounted to Rp 190 billion to all shareholders on 25 April 2000.

31. Commitments and Contingencies

		Amount in foreign currencies		Amount in thousands of Rupiah	
	Currencies	2000	1999	2000	1999
COMMITMENTS					
Committed receivables:					
Forward foreign exchange contract receivables					
Related parties	USD	-	250,000	-	1,775,000
Non-related parties	USD	1,500,000	5,000,000	14,392,500	35,500,000
	AUD	6,000,000	3,500,000	31,911,180	16,177,420
				46,303,680	53,452,420
Spot foreign exchange contract receivables	USD	4,650,000	-	44,616,750	-
Receivables from repurchase agreements				500,000,000	24,466,116
				590,920,430	77,918,536

31. Commitments and Contingencies (continued)

	Currencies	Amount in foreign currencies 2000	Amount in foreign currencies 1999	Amount in thousands of Rupiah 2000	Amount in thousands of Rupiah 1999
Committed liabilities:					
Unused customer loan facilities	IDR			1,156,980,755	927,372,226
	USD	-	4,327,042	-	30,722,000
				1,156,980,755	958,094,226
Outstanding irrevocable Letter of Credit	IDR			4,252,520	880,076
	USD	4,902,264	4,077,346	47,037,226	28,949,157
	HKD	-	23,256	-	21,247
	AUD	11,180	-	59,461	-
	SGD	46,466	148,333	257,377	631,963
	DEM	2,050,306	62,314	9,342,486	227,729
	GBP	7,100	6,955	101,526	79,947
	JPY	210,850,148	15,200,452	17,621,379	1,056,004
	Others, equivalent USD	576,765	59,198	5,534,056	420,303
				84,206,031	32,266,426
Acceptance of import Letter of Credit bills of exchange	IDR			-	2,161,732
	USD	979,575	1,694,245	9,399,022	12,029,142
	SGD	-	458,834	-	1,954,831
	DEM	-	205,354	-	750,478
	GBP	16,632	-	237,828	-
	FRF	249,924	108,448	339,547	118,169
	EUR	-	13,812	-	98,721
				9,976,397	17,113,073
Forward foreign exchange contract payables					
Related parties	USD	-	250,000	-	1,775,000
Non-related parties	USD	3,157,320	2,233,630	30,294,486	15,858,773
	JPY	164,100,000	396,166,000	13,714,329	27,522,405
	Others, equivalent USD	-	1,166,285	-	8,280,625
				44,008,815	53,436,803
Spot foreign exchange contract payables					
Related parties	USD	250,000	-	2,398,750	-
Non-related parties	USD	2,500,000	-	23,987,500	-
				26,386,250	-
				1,321,558,248	1,060,910,528

31. Commitments and Contingencies (continued)

	Currencies	Amount in foreign currencies 2000	Amount in foreign currencies 1999	Amount in thousands of Rupiah 2000	Amount in thousands of Rupiah 1999
CONTINGENCIES					
Contingent receivables:					
Interest on non-performing loans	IDR			1,336,079	2,313,689
				1,336,079	2,313,689
Contingent liabilities:					
Bank guarantees issued to customers	IDR			65,279,688	57,663,885
	USD	427,061	286,179,390	4,097,649	2,031,874
	JPY	-	141,123	-	9,804
				69,377,337	59,705,563
Unused traveller's cheques	USD	1,165,450	1,119,180	11,182,493	7,946,178
				80,559,830	67,651,741

Average contract period:

	Currencies	Average contract period (days) 2000	Average contract period (days) 1999
Forward foreign exchange purchase contracts,	USD	62	55
	AUD	62	63
Forward foreign exchange sales contracts	USD	62	37
	JPY	62	63
	ITL	-	62

As of 31 December 2000 and 1999, no estimated loss from forward foreign exchange purchase contracts and sales contract for trading purposes.

Total lease commitments for office building as of 31 December 2000 and 1999 were as follows:

In thousands of Rupiah	2000	1999
Due in the following year	-	6,673,982
Due in the next 2 years	19,842,406	-
	19,842,406	6,673,982

32. Net foreign exchange position

In 1999, based on Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated 31 December 1998, banks are required to adjust its net foreign exchange position/net open position (including all domestic and overseas branch offices) in stages during the transaction period until 30 June 2000 with a maximum of 20% of its capital. Net open position is the sum of the absolute values of the difference between net assets and liabilities as well as receivables and payables in foreign currencies, recorded in balance sheet as well as in the statement of commitments and contingencies.

Net foreign exchange position of the Bank as of 31 December 2000 and 1999 was as follows:

In thousands of Rupiah	2000		
	Net foreign exchange position of assets and liabilities in the balance sheet	Net foreign exchange position of assets and liabilities in the statement of commitment and contingencies	Total net foreign exchange position (absolute value)
USD	(10,821)	2,329	8,492
EUR	344	-	344
JPY	15,363	(13,714)	1,649
SGD	666	-	666
MYR	89	-	89
DEM	(6,845)	-	6,845
HKD	3,926	-	3,926
GBP	850	-	850
AUD	(31,886)	31,911	25
NLG	1,204	-	1,204
NZD	(34)	-	34
CAD	921	-	921
ITL	4,356	-	4,356
FRF	487	-	487
CHF	83	-	83
BEF	519	-	519
SEK	478	-	478
DKK	106	-	106
ESP	324	-	324
SAR	4	-	4
Net foreign exchange position (absolute value)			31,402

32. Net foreign exchange position (Continued)

	1999		
	Net foreign exchange position of assets and liabilities in the balance sheet	Net foreign exchange position of assets and liabilities in the statement of commitment and contingencies	Total net foreign exchange position (absolute value)
USD	(38,350)	19,434	18,916
EUR	784	-	784
JPY	31,299	(27,276)	4,023
SGD	1,865	-	1,865
MYR	61	-	61
DEM	429	-	429
HKD	1,849	-	1,849
GBP	1,285	-	1,285
AUD	(13,392)	16,069	2,677
NLG	1,038	-	1,038
NZD	(64)	-	64
CAD	515	-	515
ITL	8,914	(8,277)	637
FRF	687	-	687
CHF	161	-	161
BEF	780	-	780
SEK	353	-	353
DKK	518	-	518
ESP	165	-	165
SAR	10	-	10
Net foreign exchange position (absolute value)			36,817

33. Employee pension plan

The Bank sponsors a defined benefit pension plan ("the Plan") through Dana Pensiun PT Bank Buana Indonesia Tbk that covers substantially all permanent employees of the Bank. Under the Plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement.

33. Employee pension plan (Continued)

Dana Pensiun PT Bank Buana Indonesia Tbk was approved by the Ministry of Finance No. KEP-039/KM.17/1996 dated 6 February 1996. The plan is funded through annual contribution by the Bank which is sufficient to meet the minimum requirements set forth in applicable pension fund laws. This contribution usually reflects benefits attributed to employees' current service costs, as well as amortization of past service cost and actuarial adjustment.

The annual pension fund cost paid by the Bank was as follows:

In thousands of Rupiah	2000	1999
Normal cost (or 10% of annual employees remuneration)	9,734,040	8,682,698
Amortization of past service cost	1,000,000	1,000,000
	10,734,040	9,682,698

The followings set forth the funding status of the pension plan as of 31 December 2000 and 1999:

In thousands of Rupiah	2000 (not audited)	1999
Fair value of Plan's net assets	96,420,265	73,497,417
Actuarial liability	(77,463,419)	(69,387,388)
Excess of fair value of Plan's net assets over actuarial liability	18,956,846	4,110,029

The following principal actuarial assumptions were used to measure the present value of the promised retirement benefit:

	2000	1999
1. Weighted average discount rate per annum to calculate the actuarial liability	13%	13%
2. Pensionable salary increase per annum	10%	10%

34. Transactions with related parties

The Bank conducted the following financial transactions with related parties which were made under the normal terms and conditions as with the third parties (except for loans to employees which are given for period of 1-120 months, interest free and repayment through monthly salary deduction):

a. Loans receivable (see Note 8)

b. Insurance of fixed assets (see Notes 11 and 28)

c. Rent of building (see Note 12)

d. Demand deposits (see Note 13)

e. Savings accounts (see Note 15)

f. Time deposits (see Note 16)

g. Purchases and sales of forward foreign exchange contracts (see Note 31)

The details of significant transactions and balances (including commitments and contingencies) with related parties as of 31 December 2000 and 1999 were as follows:

	2000		1999	
In thousands of Rupiah	Amount	Percentage of total	Amount	Percentage of total
		%		%
Loans receivable:				
- Outstanding loans above 1 billion Rupiah:				
PT Gemini Mas Mulia	1,220,000	0.07	1,115,704	0.12
PT Karet Mas	1,914,000	0.11	-	-
PT Fiberindo Cemerlang	1,087,000	0.06	-	-
PT Tritunggal Multi Chemicals	8,847,000	0.49	6,270,992	0.69
PT Pintu Mas Mulia Kimia	2,748,000	0.15	-	-
- Outstanding loans below 1 billion Rupiah: (consist of 91 and 57 customers in 2000 and 1999, respectively)	10,653,413	0.59	5,374,492	0.59
Insurance coverage of fixed assets	111,140,939	100.00	40,345,000	100.00
Prepaid rent expense (part of other assets)	9,555,036	68.20	7,335,364	75.09
Demand deposits	157,508,207	6.49	149,806,400	7.17
Savings	40,560,099	1.05	24,182,000	0.67
Time deposits	69,766,443	2.11	55,669,300	1.84
Forward foreign exchange contract receivable:				
Mr. Karman Tandanu	-	-	1,775,000	3.32
Forward foreign exchange contract payable:				
Mr. Karman Tandanu	-	-	1,775,000	3.32
Spot foreign exchange contract payable:				
PT Bank Keppel TatLee Buana	2,398,750	9.09	-	-

34. Transactions with related parties (Continued)

	2000		1999	
In thousands of Rupiah	Amount	Percentage of total %	Amount	Percentage of total %
Rent expense:				
PT Bumi Buana Sumber Indah (part of occupancy expenses)	7,335,364	85.95	7,506,820	81.52
Insurance expense	1,516,284	100.00	1,277,479	100.00

All related parties are parties related to the Bank through the same ownership/shareholdings, except for Mr. Karman Tandanu, who is one of the Bank's shareholders.

Interest income and expenses from/to related parties which are received/incurred by the Bank were less than 5% from the Bank's total interest income and interest expenses.

35. Reclassifications of accounts

Purchase of available-for-sale and held-to-maturity marketable securities as a component of cash flows from operating activities in the financial statements for the year ended 31 December 1999 has been reclassified to cash flows from investing activities to conform with the presentation of comparative financial statements for the year ended 31 December 2000.

In thousands of Rupiah	Before reclassification	After reclassification
Net cash provided by operating activities	189,593,351	2,178,633,144
Net cash used in investing activities	(2,294,139)	(2,011,333,932)

36. Indonesian economy

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity. The operations of the Bank may be affected in the foreseeable future by the country's economic condition; however, the effects, if any, cannot be determined at the present time.

LIST OF CONTENTS

Attached No	Name
I.	Chart of Organization
II.	Board of Directors, Board of Commissioners and Exececutive
III.	List of Offices address
IV.	Brief History

A T T A C H E D 1

ORGANIZATION CHART


SUPERVISORY BOARD
PRESIDENT DIRECTOR
MANAGING DIRECTOR
EXECUTIVE VICE PRESIDENT
TREASURY
Dealing Room
HEAD OF OPERATIONAL HEAD OFFICE
DOMESTIC DIVISION
INTERNATIONAL DIVISION
LOAN DIVISION
ACCOUNTING, HRD, SECRETARIAT & GENERAL SERVICE DIVISION
LOAN SUPERVISION DIVISION
BRANCH OFFICE
TECHNICAL
SUB BRANCH OFFICE
CASH OFFICE


AUDIT COMMITTEE
INTERNAL AUDIT UNIT
A.L.C.O
HEAD OFFICE : COORDINATOR OF NON OPERATIONAL DIVISIONS
ORGANIZATION R&D DIVISION
ACCOUNTING DIVISION
LEGAL DIVISION
HUMAN RESOURCES DIVISION
GENERAL SERVICE DIVISION

= Line of Command
= Line of Supervision
= Staffing Line
= Line of Direct Communication

ATTACHED II

Board of Directors, Board of Commissioners & Executive

Board of Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Compliance Director	: Kamaruddin

Executive Vice President

Executive Vice President	: Ishak Sumarno
Executive Vice President	: Karman Tandanu

Board of Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto

Head of

Internal Audit : Dewi Januwaty Harsono

Division Head

I.	**Coordinator of Non Operational Division**	**: Januar Tedjo Kusumo**
1.	Head of Loan Supervision Division	: Januar Tedjo Kusumo
2.	Head of IT Division	: Basuki Tjahjono
3.	Head of Organization, R&D Division	: Soehadie Tansol
4.	Head of Accounting Division	: Winny Widya
5.	Head of Legal Division	: Tristawati Widjaja
6.	Head of Human Resources Division	: C. Muljatna Mulja
7.	Head of General Service Division	: Oentoeng Hariyadi
8.	Head of Secretariat Division	: Lany Martahadi
9.	Corporate Secretary and Public Relation	: Maruba Sihaloho

II.	**Head of Operational Head Office**	**: Antony**
1.	Head of Domestic Division	: Sukianto Sukagunas
2.	Head of International Division	: Tedi
3.	Head of Loan Division	: Yongki Irawan
4.	Deputy Head of Accounting, HRD, Secretariat & General Service Division	: Hendra Tedjajana

Branch Manager

NO	BRANCH	BRANCH MANAGER
1	Harmoni	Rusmini Wijatno
2	Tanah Abang	Susanti Taurina Wibisono
3	Kelapa Gading	Julius Irawan
4	Medan	Chairy Tandanu
5	Pekanbaru	Amir Abidin
6	Batam	Henry
7	Palembang	Welhelmus Indra Widjaja
8	Bengkulu	Prasetyo Utomo B.L. Tobing
9	Bandar Lampung	Suwanto Thamrin
10	Bogor	Biantoro
11	Bandung	Didi Tjahjono Tirtokusumo
12	Serang	Tommy Ardianto Tjandra
13	Tasikmalaya	Herry
14	Semarang	Adang Hidajat
15	Cirebon	Hadi Siswanto
16	Solo	Wigianto
17	Magelang	Ratanadjaya
18	Yogyakarta	Kusnadi Lokadhi
19	Surabaya	Iman Setijo Budi Utomo
20	Malang	Usman
21	Jember	Bambang Suradi
22	Jombang	Agus Sutanto
23	Banyuwangi	Arnoldus Soro
24	Denpasar	Tjandra Beratha
25	Makassar	Doddy Permadi Syarif
26	Samarinda	Rusdi Yanto
27	Balikpapan	Kusarjanto Ongko
28	Banjarmasin	Efendy Suryaputra
29	Pontianak	Sudirman Harijanto
30	Purwokerto	Vinsensius Setiawan

ADDRESSES



Addresses

Head Office : Jakarta

OFFICE OF DIRECTORS AND COMMISSIONERS
Gedung Bank Buana Indonesia Harmoni
Jl. Gajah Mada No.1A
Jakarta 10130 - Indonesia
Telp. : (021) 6330585, 63865927 (Hunting)
Fax : (021) 6324467, 6324478

OPERATIONAL HEAD OFFICE
Jl. Asemka No.32-36
Jakarta 11110, Indonesia
Telp. : (021) 6922901, 6922045, 6928645, 2601051, 2601055
Fax : 6924105, 6925946, 2601013, 6912005
Telex : 42042, 42602, 42622, 42673, 42887, 42300, 42301, 42734, 42147, 42149
Kabel : Bank Buana Indonesia
Kotak Pos 4896 / Jakarta 11048
Swift : BBIJIDJA

SUB BRANCH

Jatinegara
Jl. Pasar Utara No.10-12
Jatinegara - Jakarta Timur
Telp. : (021) 8191918, 8193110, 8197726
Fax : 8508919

Senen
Blok II Lt. 1 No.15
Pusat Perdagangan Senen Blok I - II
Jakarta Pusat
Telp. : 4268271, 4211072
Fax : 4210461

Tangerang
Jl. Ki Asnawi No.64 C-D
Tangerang
Telp. : 5523081, 83-84
Fax : 5523082

Sawah Besar
Jl. Sukarjo Wiryopranoto No.26
Jakarta Pusat
Telp. : 3853677, 2313678, 2313479, 3453336
Fax : 3860602

Glodok Plaza
Glodok Plaza Blok F No.1
Jl. Pinangsia Raya
Jakarta Barat
Telp. : 6594723, 6595026, 6280943, 6596745, 2601029
Fax : 6280944

Pluit
Jl. Pluit Kencana Raya No.76
Jakarta Utara
Telp. : 6692163, 6611770-71
Fax : 6691163
Telex : 42736

Teluk Gong
Kompleks Duta Harapan Indah
Blok G No.10
Jl. Kapuk Muara
Jakarta Utara
Telp. : 6617577-78
Fax : 6612279

Jembatan Lima
Jl. K.H. Mas Mansyur No.213 B
Jakarta Barat
Telp. : 6336570, 6335176
Fax : 6335032

Mangga Besar
Jl. Mangga Besar No. 68-68A
Jakarta Barat
Telp. : 6398092, 6292349, 6292150, 2601030, 6594677
Fax : 6293113

Petak Baru
Jl. Petak Baru No.25-26
Jakarta Barat
Telp. : 6922115, 6922432, 6912224, 6924069, 6901756-57
Fax : 6928086

Tanjung Priok
Jl. Yos Sudarso No.69-70
Kebon Bawang
Tanjung Priok
Jakarta Utara
Telp. : 4351459-61
Fax : 4366562

Mangga Dua
Pusat Grosir Pasar Pagi Mangga Dua
Lt. III Blok BC 011,012, 012A dan 014
Jakarta Utara
Telp. : 6255661, 2601031
Fax : 6127341

Roxy Mas
Jl. Kyai Haji Hasyim Ashari
Blok D 4 No.18
Roxy Mas, Jakarta
Telp. : 63858204-05
Fax : 63858207

Tanjung Duren
Jl. Tanjung Duren Raya Blok N No.352
Jakarta Barat
Telp. : 5642027, 5673950
Fax : 5685079

Bandara Soekarno - Hatta
Terminal D Bagian Kedatangan
Ruang Usaha No. D9P 14-15
Telp. : 5501182, 5501183, 5506814, 5506822
Fax : 5501181

Terminal D Bagian Keberangkatan
Ruang Usaha No.D9D 60
Telp. : 5501184

Pasar Baru
Pusat Perbelanjaan Metro Pasar Baru
Jl. Samanhudi Lt. Dasar No.112 A
Jakarta Pusat
Telp. : 3500523
Fax : 3455719

Komplek Mangga Dua Plaza
Blok F No.5
Jl. Mangga Dua Raya
Jakarta Pusat
Telp. : 6120086, 6120912
Fax : 6129130

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D 1 no.6B
Sunter Agung, Jakarta
Telp. : 6451120-21
Fax : 6453821

Pangeran Jayakarta
Jl. P. Jayakarta 141 Blok I A/32
Desa Mangga Dua Selatan
Kecamatan Sawah Besar
Jakarta Pusat
Telp. : 6491448, 6394339
Fax : 6250766

Jembatan Dua
Jl. Jembatan Dua No.139 A
Desa Penjagalan Kecamatan Penjaringan
Jakarta Utara
Telp. : 6696134, 6631761-62
Fax : 6610615

Muara Karang
Jl. Muara Karang No.1, RT. 019, RW. 02
Kav. Blok Y3 Barat No.10
Jakarta Utara
Telp. : 6625967-69, 6601048
Fax : 6606171

CASH OFFICE
Bungur Ruko Central Bungur
Jl. Bungur Besar 42 B
Gunung Sahari Selatan Kemayoran
Jakarta Pusat
Telp. : 4250813, 4248841
Fax : 4248844

BRANCH HARMONI, Jakarta
Jl. Gajah Mada No. 1A, Jakarta
Telp. : (021) 2312429 (10 saluran),
6330685 (25 saluran)
Fax : 6330585, 6335377, 6314118
Telex : 46235, 46359
Kabel : Bank Buana Harmoni

SUB BRANCH
Panglima Polim
Jl. Panglima Polim Raya No. 18 A, B, C
Jakarta Selatan
Telp. : 7202668, 7251655, 7251603, 7246073
Fax : 7222187

Kedoya
Komp. Perumahan Taman Cosmos Megah Permai
Blok I No. 1-2, Kedoya
Jakarta Barat
Telp. : 5652332, 5640948-49, 56963937
Fax : 5652338

Cengkareng
Jl. Lingkar Luar Barat No.5 BF
Cengkareng Timur, Jakarta Barat
Telp. : 5445819, 5457708
Fax : 5417556

Rawamangun
Jl. Pegambiran No.33
Jakarta Timur
Telp. : 4703107, 4707069
Fax : 4753326

Kramat Jati
P.D Pasar Jaya Blok A No.23
Kramat Jati, Jakarta Timur
Telp. : 8092417, 8011644
Fax : 8013973

Ciputat
Jl. Dewi Sartika 46A
(Jl. Raya Ciputat ke Parung)
RT. 04, RW. 01, Kel. Cipayung,
Kec. Ciputat, Kabupaten Dati II
Tangerang, Jawa Barat
Telp. : 7445637
Fax : 7445601

Depok
Jl. Kartini No.88 C-D, Depok
Telp. : 7765236, 7202916-18
Fax : 7765237

Pasar Minggu
Jl. Raya Ragunan No.11
Jakarta Selatan
Telp. : 7804680, 7819665, 78831562
Fax : 7890438

Petojo
Jl. A.M Sangaji No.25E, Jakarta
Telp. : 6324562-63, 6308732, 63855187
63861864, 63855975
Fax : 6324562

BRANCH TANAH ABANG, Jakarta
Pusat Perdagangan Tanah Abang Bukit
Blok F No. 6-8
Jl. K.H. Fachrudin No.36, Jakarta
Telp. : (021) 3803320, 3846171
Fax : 3151787, 3151071
Telex : 69072, 69073

SUB BRANCH
Palmerah
Jl. Palmerah Barat No.39 B
Jakarta Pusat
Telp. : 5325479
Fax : 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok I S/E-IA dan IB
Jl. T.B. Simatupang, Jakarta Selatan
Telp. : 75906165 (Hunting)
Fax : 75900185

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12
Pondok Gede - Bekasi
Telp. : 84993550 - 52
Fax : 84993552

BRANCH KELAPA GADING, Jakarta
Jl. Raya Barat Boulevard Blok LC7/1-2
Kelapa Gading Permai
Jakarta Utara
Telp. : 45529171-73, 4513241-42
Fax : 4529179, 45844045
Telex : 48505, 48509

SUB BRANCH
Bekasi
Jl. Ir.H. Juanda No.98 G
Bekasi 17113
Telp. : 8802926
Fax : 88348645

Boulevard
Jl. Boulevard Raya Blok FW I No.18
Kelapa Gading, Jakarta Utara
Telp. : 4531069 - 4531071
Fax : 45841059

BRANCH MEDAN
Jl. Palang Merah No.30, Medan
Telp. : (061) 4156574 (6 saluran)
Fax : 4148556, 4154793, 4560116
Telex : 51154, 51325

SUB BRANCH
Deli Plaza
Jl. Putri Hijau No.1 Deli Plaza Lt. 1 Blok I-6
Medan
Telp. : 4148724, 4148167
Fax : 4148295

Jalan Asia
Jl. Asia No.132/172
Medan
Telp. : 7368623, 7368653
Fax : 7368932

Central Pasar
Central Pasar Medan Lt.1
Blok I No.1-2-17-18
Jl. Letjen Haryono MT
Medan
Telp. : 4531929, 4531611
Fax : 4531737

Sei Sikambing / Tomang Elok
Jl. Jend. Gatot Subroto
Kompleks Tomang Elok Blok A
No.55 Sei Sikambing
Medan
Telp. : 8455405, 8455785, 8455635
Fax : 8455656

BRANCH PEKANBARU
Jl. Jend. Sudirman No.442
Pekanbaru
Telp. : (0761) 21168, 848053-54
Fax : 22064, 29862
Telex : 56212

SUB BRANCH
Nangka
Jl. Nangka No.181
Pekanbaru
Telp. : 31308, 31309, 20439, 20441
Fax : 37317

Juanda
Jl. Ir.H. Juanda No.125
Pekanbaru
Telp. : 23648, 38885, 38964

BRANCH BATAM
Jl. Imam Bonjol, Komp. Bumi Indah Blok B 1-2
Batam
Telp. : (0778) 459691, 458614, 459693
Fax : 45860.
Telex : 58502

BRANCH PALEMBANG
Jl. Mesjid Lama No.48-50
Palembang
Telp. : (0711) 310965 (7 saluran)
Fax : 313216
Telex : 27175, 27484

SUB BRANCH
Jend. Sudirman
Jl. Jend. Sudirman No.1031 D-E
Palembang
Telp. : 358682

10 Ulu
Jl. K.H. Azhari No.56-58
Palembang
Telp. : 513344

16 Ilir
Jl. Pasar 16 Ilir No.132
Palembang
Telp. : 354233, 355292

KM 5
Jl. Kol. H. Burlian No.48 Km.5
Palembang
Telp. : 410866, 411287

BRANCH BENGKULU
Jl. Let. Jend. Suprapto No.169-171
Bengkulu
Telp. : (0736) 21705, 22187,
23680-81, 20435
Fax : 21110
Telex : 27589

SUB BRANCH
Curup
Jl. Merdeka No.11
Kabupaten Rejanglebong
Curup
Telp. : 21764
Fax : 21024
Telex : 27650

Panorama Lingkar Timur
Jl. Salak No.105 C
Panorama Lingkar Timur
Bengkulu
Telp. : 345222
Fax : 345333

BRANCH BANDAR LAMPUNG
Jl. Ikan Bawal No.87
Teluk Betung
Bandar Lampung
Telp. : (0721) 482982 (Hunting)
Fax : 482951
Telex : 26131, 26340

SUB BRANCH
Tanjung Karang
Komp. Pertokoan Pasar Tengah
Jl. Padang Blok BIII
No.2, Tanjung Karang
Bandar Lampung
Telp. : 261155, 261927

BRANCH BOGOR
Jl. Dewi Sartika No.54
Bogor
Telp. : (0251) 311836, 314257, 314933
Fax : 382077
Telex : 48542

CASH OFFICE
Suryakencana (Baru)
Jl. Suryakencana No.70
Bogor
Telp. : 325256, 325307

Leuwilang
Jl. Raya Leuwilang No.82
Leuwilang
Telp. : 647159

Suryakencana
Jl. Suryakencana No.327
Bogor
Telp. : 322386, 356525

BRANCH BANDUNG
Jl. Jend. Sudirman No.55A
Bandung
Telp. : (022) 4204491 (10 saluran)
Fax : 4438906
Telex : 28233, 28488, 28675

SUB BRANCH
Achmad Yani
Jl. Jend. Achmad Yani No.235
Bandung
Telp. : 7204952, 7205551
Fax : 7205551

Jend. Sudirman / Andir
Jl. Jend. Sudirman No.485
Bandung
Telp. : 6073879, 6031807
Fax : 6031807

Bandung Selatan
Jl. Kopo No.91
Bandung
Telp. : 5209932, 5204784

Bandung Timur
Jl. Kiaracondong No.267
Bandung
Telp. : 7301110, 7311930

Bandung Barat / Cimahi
Jl. Raya Cimahi No.545
Cimahi
Telp. : 6652789, 6657013
Fax : 6657013

Bandung Utara
Jl. Sukajadi No.5
Bandung
Telp. : 2037498, 2039266
Fax : 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B.7 No.80, Banceuy
Bandung
Telp. : 4237267, 4210851
Fax : 4214267

Kopo Bihbul
Jl. Raya Kopo Bihbul No.69
Bandung 40232
Telp : 5401131, 5420269
Fax : 5420466

Ujung Berung
Jl. Raya Ujung Berung No.26
Bandung
Telp. : 7832513, 7832512
Fax : 7800423

BRANCH SERANG
Jl. S.M. Hasanuddin
Serang Plaza Blok II No.5-7
Serang
Telp. : (0254) 200153, 201566
Fax : 200692
Telex : 44808

SUB BRANCH
Cilegon
Jl. Raya Cilegon No.59
Cilegon
Telp. : 391034, 392057
Fax : 391151

Rangkasbitung
Jl. Sunan Kalijaga No.62
Rangkasbitung
Telp. : (0254) 201595, 201703
Fax : 201596

BRANCH TASIKMALAYA
Jl. Empang No.50
Tasikmalaya
Telp. : (0265) 310300 (5 saluran)
Fax : 332007
Telex : 28348

SUB BRANCH
Ciamis
Jl. Pasar Manis Ruko No.38
Ciamis
Telp. : 777200

Banjar
Jl. Letjen. Suwarto No.61
Banjar
Telp. : 741485, 742860

Pasar Wetan
Jl. Pasar Wetan Baru No.12
Tasikmalaya 46122
Telp. : (0265) 334004, 334023

BRANCH SEMARANG
Gang Tengah No.16
Semarang
Telp. : (024) 547415 (7 saluran)
Fax : 542478, 542142
Telex : 22284, 22489

SUB BRANCH
Jend. Sudirman (Siliwangi)
Jl. Jend. Sudirman No.131
Semarang
Telp. : 7608623
Fax : 7608971

Mojopahit
Jl. Brigjend. Sudiarto 106
Semarang
Telp. : 723762
Fax : 723761

Weleri
Jl. Terminal Colt No.4
Weleri
Telp. : (0294) 41393, 41411
Fax : 41394

Ambarawa
Jl. Jend. Sudirman No. 57/A1-2-3
Komp. Pertokoan Ambarawa Plaza
Ambarawa
Telp. : (0298) 591289, 592290
Fax : 591289

Salatiga
Komp. Pertokoan Salatiga Plaza Blok A/4
Jl. Jend. Sudirman 61
Salatiga
Telp. : (0298) 22027, 26032
Fax : 26032

BRANCH CIREBON
Jl. Yos Sudarso No.29
Cirebon
Telp. : (0231) 205040 (3 saluran)
Fax : 248340
Telex : 28593, 28029

SUB BRANCH
Kuningan
Komplek Kuning Ayu
Jl. Dewi Sartika No.4
Kuningan
Telp. : (0232) 871738
Fax : 871738

Pasar Balong
Jl. Pekiringan No.113
Cirebon
Telp. : 205625
Fax : 205625

Jamblang
Jl. Raya Jamblang No.23
Jamblang
Telp. : 341272
Fax : 341272

BRANCH SOLO
Jl. Jend. Urip Sumoharjo No.13-17
Solo
Telp. : (0271) 646348 (12 saluran)
Fax : 646947, 646533
Telex : 25324, 25395

SUB BRANCH
Pasar Klewer
Kios Pasar Klewer Blok EE No.9-12
Jl. Secoyudan No.9
Solo
Telp. : 652307, 655203
Fax : 41798

Kratonan
Jl. Yos. Sudarso No.246
Solo
Telp. : 652626 (3 saluran)
Fax : 655622

Sragen
Jl. Raya Sukowati No.1
Sragen
Telp. : 91276
Fax : 91250

Klaten
Jl. Pemuda Tengah No.133
Klaten
Telp. : (0272) 21282
Fax : 22378

Pasar Legi
Pasar Legi Kios No.26-27
Jl. S. Parman
Solo
Telp. : (0271) 641177, 654656, 666536
Fax : 666535

ATTACHED IV

Brief History

1956	Established in Jakarta
1972	Merger with PT Bank Pembinaan Nasional - Bandung
1974	Merger with PT Bank Kesejahteraan Masyarakat - Semarang
1975	Merger with PT Bank Aman Makmur - Jakarta
1976	Obtained a Foreign Exchange License
1989	Set up a joint venture bank, P.T. Mitsubishi Buana Bank, with Mitsubishi Bank of Japan
1990	Set up a joint venture bank, P.T. DBS Buana Tat Lee Bank, with Singapore's DBS and Tat Lee Bank
1993	The application of SWIFT (Society for Worldwide Interbank Financial Telecommunication) by the Bank
1994	Obtained license as Bank perception from tax authority
1997	DBS Bank took over Mitsubishi Bank's stake in P.T. Mistubishi Buana Bank (re-named P.T. DBS Buana Bank) Tat Lee Bank acquired DBS Bank's stake in P.T. DBS Buana Tat Lee Bank (re-named P.T. Tat Lee Buana Bank)
1998	"A" category Bank from Bank Indonesia
1999	PT. Tat Lee Buana Bank renamed PT. Keppel Tat Lee Buana Bank
2000	BBI divest at PT DBS Buana Bank
	Listed Company

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 2

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Friday, May 25, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia on May 10, 2001.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of May 9, 2001 at 4:00 PM.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before May 10, 2001 at the very latest.

Jakarta, April 25, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 3

BALANCE SHEET
PT. BANK BUANA Tbk.
per December 31, 2000 and 1999
(Audited)

(in million Rupiah)

	[illegible]	December 31, 2000	[illegible]
	ASSETS		
1.	Cash	148,479	131,498
2.	Demand Deposito at Bank Indonesia	474,229	423,241
3.	Demand Deposits at Other Bank		
	a. Rupiahs	8,162	9,564
	b. Foreign Currencies	116,634	113,789
4.	Placement at Other Bank		
	a. Rupiahs	101,830	145,337
	b. Foreign Currencies	777,195	776,030
	Allowance for placement at Other Bank -/-	(10,038)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,713,135	6,811,927
	b. Foreign Currencies	227,468	28,912
	Allowance for Securities Held -/-	(1,202)	-
6	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	26,469	12,761
	- Others Parties	1,654,886	776,713
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	128,698	119,759
	Allowance for Credit Extended (Loan) -/-	(48,601)	(67,859)
7	Government Bonds	0	0
8	Equity Participation	7,889	15,389
	Allowance for Equity Participation -/-	(79)	(154)
9	Deferred Income	25,547	11,608
10	Prepaid Expenses	14,011	9,769
11	Prepaid Taxes	0	0
12	Deferred Tax Assets	0	0
13	Fixed Assets	214,677	168,043
	Accumulated Depreciation of fixed Assets -/-	(79,946)	(59,551)
14	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
15	Transferred Collaterals	44,680	99,281
16	Others Assets	66,372	28,731
	Total Assets	**10,610,495**	**9,544,341**

02 OCT 21

BALANCE SHEET
PT. BANK BUANA Tbk.
per December 31, 2000 and 1999
(Audited)

(in million Rupiah)

[illegible]	[illegible]	[illegible]	[illegible]
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,533,736	1,349,998
	b. Foreign Currencies	894,381	740,735
2.	Other Current Liabilities	136,814	84,649
3.	Saving Deposits	3,864,632	3,612,495
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	69,766	31,650
	- Others Parties	2,852,554	2,676,266
	b. Foreign Currencies		
	- Connected Parties	0	24,019
	- Others Parties	381,284	299,768
5.	Certificates of Deposit		
	a. Rupiahs	29	41
	b. Foreign Currencies	0	0
6	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
7	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	60,232	66,568
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	195	0
8	Leased Liabilities	0	0
9	Deferred Liabilities	28,735	27,147
10	Income Tax Assessment	49,313	53,818
11	Other Liabilities	42,552	25,864
12	Subordinated Loans	0	0
13	Loan Capital	0	0
14	Minority Interest	0	0
15	Equity		
	a. Paid Up Capital	485,000	235,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	-112	29
	h. Retained Earning	194,037	322,514
	Total LIABILITIES AND EQUITY	**10,610,495**	**9,544,341**

notes :

1. *This financial statement was audited by Siddharta Siddharta & Harsono Public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of December 31, 2000 USD1 = Rp9,595.- and December 31, 1999 USD1 = Rp7,100.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended December 31, 2000 and 1999
(Audited)

(in million Rupiah)

No.	Account	December 31, 2000	December 31, 1999
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,076,156	1,693,851
	b. Foreign Currencies	76,237	61,597
	1.2. Provisions and Commisions		
	a. Rupiahs	25,791	19,249
	b. Foreign Currencies	2,011	432
	Total Interest Revenue	**1,180,195**	**1,775,129**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	717,926	1,156,590
	b. Foreign Currencies	56,511	52,147
	2.2. Provisions & Commisions	261	0
	Total Interest Expense	**774,698**	**1,208,737**
	Net Interest Income	**405,497**	**566,392**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	24,036	21,355
	3.2. Revenues On Foreign Exchange	14,556	31,656
	3.3. Other Revenues	18,012	7,740
	Total Other Operating Revenues	**56,604**	**60,751**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	174,748	251,214
	4.2. Personel Expenses	126,042	190,659
	4.3. Net Charge of Losses in Earning Assets	(32,223)	(215,270)
	4.4. Others Expenses	35,920	2,527
	Total Other Operating Expenses	**304,487**	**229,130**
	Net Operating Revenue/Expenses	**157,614**	**398,013**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	4,035	1,496
6.	Non Operating Expense	411	4,648
	Net Non Operating Revenue/Exepense	**3,624**	**(3,152)**
7.	Extraodinary Gain/Loss	0	0
8.	Profit/Loss before Income Tax	161,238	394,861
9.	Estimation on Income Tax Assessment -/-	59,715	115,807
10.	**Profit/Loss For Current Year (Reporting Year)**	**101,523**	**279,054**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	322,514	98,460
13.	Dividend -/-	230,000	55,000
14.	**Retained Earnings at End of Period**	**194,037**	**322,514**
15.	**Earnings (Net Income) per Share**	**133**	**625**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per December 31, 2000 and 1999
(Audited)

(in million Rupiah)

No.	ACCOUNT	BANK	
		December 31, 2000	December 31, 1999
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	46,304	53,452
3.	Unsettles Spot Foreign Exchange Purchase Contracts	44,617	0
4.	Others	500,000	24,467
	Total Commitments Claims/Receivable	**590,921**	**77,919**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,156,981	927,372
	b. Foreign Currencies	0	30,722
2.	Liabilities from repurchase agreements		
3.	Outstanding Irrevocable Trade L/C	84,206	32,266
4.	Acceptance of Import L/C bills of exchange	9,976	17,113
5.	Forward foreign Exchange sales contracts	44,009	53,438
6.	Unsettles Spot Foreign Exchange Sales Contracts	26,386	0
7.	Others	0	0
	Total Commitments Liabilities	**1,321,558**	**1,060,911**
	Total Net Commitments	**(730,637)**	**(982,992)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	1,336	2,314
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**1,336**	**2,314**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	65,280	57,664
	- Foreign Currencies	4,098	2,042
	b. Others	11,182	7,946
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	0	0
	Total Liabilities Contingencies	**80,560**	**67,652**
	Total Net Contingenties	**(79,224)**	**(65,338)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per December 31, 2000 and 1999

(In million Rupiah)

No.	Description	Current	Special Mention	Substandard	Doubtful	Loss	Total	Current	Special Mention	Substandard	Doubtful	Loss	Total
1.	**Interbank Placements**	1,698,744	0	0	0	0	1,698,744	1,053,302	0	0	0	1,500	1,054,802
2.	**Securities**	6,268,583	0	0	0	0	6,268,583	6,835,807	0	0	0	0	6,835,807
3.	**Loans to Third Parties**	1,688,427	51,884	15,115	3,310	51,317	1,810,053	764,246	24,421	45,479	6,496	68,591	909,233
	a. Connected(Related)Parties												
	- Property Loans	1,358	0	0	0	0	1,358	1,590	0	0	0	0	1,590
	- Restructured Loans	0	0	1,220	0	0	1,220	0	0	0	0	0	0
	b. Other Parties												
	- Property Loans	66,936	937	1,401	148	8,022	77,444	25,821	3,955	2,887	38	8,708	41,409
	- Restructured Loans	3,814	30,389	0	0	0	34,203	39,047	2,821	37	0	0	41,905
4.	**Equity Participation**												
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	15,389	0	0	0	0	15,389
	b. for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	**Other Claims to Third Parties**	0	0	0	0	0	0	0	0	0	0	0	0
6.	**Commitments and contigencies to Third Parties**	206,278	70	807	0	413	207,568	161,983	0	0	245	294	162,522
	TOTAL	9,869,921	51,954	15,922	3,310	51,730	9,992,837	8,830,727	24,421	45,479	6,741	70,385	8,977,753
7.	Percentage of Small Scale Business Credit to Total Credit	29,945	2,920	277	558	27,858	61,558	19,330	1,221	5,968	2,216	51,228	79,963
8.	Percentage of Small Scale Business Credit to Total Credit						20.65%						24.41%

PT-BANK BUANA INDONESIA Tbk.
period December 31, 2000 and 1999
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- commissioner	Lukito Winarto

Board of Directors

- president Director	Jimmy Kurniawan Laihad
- Director	Kamaruddin
- Director	Aris Janasutanta Sutirto
- Director	Eddy Muljanto
- Director	Pardi Kendy

Owners

- PT Sari Dasa Karsa	:	73,83%
- Others		6.17%
- Public	:	20.00%
Total	:	100,00%

Jakarta, April 27, 2001
PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 4

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Friday/ May 25, 2001
Time	: 9:00 AM – finish
Venue	: The Regent Hotel Jl. H.R. Rasuna Said Kav. B-4, Jakarta Selatan

Agenda of the meeting:

- Annual Shareholders' Meeting:

  1. To approve Board of Directors' Annual Report for year ended December 31, 2000 and to release all members of the Board of Directors and Commissioners from their actions and decisions made during the year
  2. To approve the use of the Bank's year 2000 profits
  3. To give consent on the appointment of Public Accountant who would conduct audit for the Bank's tear 2001 Financial Statement
  4. To dismiss and reappoint the members of the Bank's Board of Directors
  5. To dismiss and reappoint the members of the Bank's Commissioners and at the same time to inaugurate an Independent Commissioner as well
  6. To give authority to the Commissioners in determining the salary and compensation benefits for al member of the Board of Directors and Commissioners

- Extraordinary Shareholders' Meeting:

  To amend regulation on Paragraph 11, 14 and 24 of the Bank's Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of May 9, 2001 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, May 10, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 5

BALANCE SHEET
PT. BANK BUANA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(in million Rupiah)

[illegible]	[illegible]	[illegible]	[illegible]
	ASSETS		
1.	Cash	76,310	79,924
2.	Demand Deposito at Bank Indonesia	511,833	435,562
3.	Demand Deposits at Other Bank		
	a. Rupiahs	3,537	4,820
	b. Foreign Currencies	123,632	57,063
4.	Placement at Other Bank		
	a. Rupiahs	65,263	1,505
	b. Foreign Currencies	1,201,200	610,995
	Allowance for placement at Other Bank -/-	(21,049)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,900,532	7,158,143
	b. Foreign Currencies	252,445	196,631
	Allowance for Securities Held -/-	(1,257)	(1,503)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	155,718	0
	allowance for Derivative Assets -/-	(1,558)	0
9.	Credit Extended (Loan)	0	0
	a. Rupiahs		
	- Connected Parties	13,390	16,706
	- Others Parties	1,875,548	945,766
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	140,338	106,358
	Allowance for Credit Extended (Loan) -/-	(91,894)	(94,754)
10.	Acceptance Assets	10,646	13,638
	Allowance for Acceptance Assets -/-	(107)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(154)
12.	Deferred Income	35,173	7,085
13.	Prepaid Expenses	17,784	15,832
14.	Prepaid Taxes	70,197	8,416
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	228,118	169,679
	Accumulated Depreciation of fixed Assets -/-	(85,509)	(62,667)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	78,845	92,648
19.	Other Assets	113,220	79,781
	Total Assets	**11,680,165**	**9,838,916**

BALANCE SHEET
PT. BANK BUANA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(in million Rupiah)

No.	ACCOUNTS	BANK March 31, 2001	BANK March 31, 2000
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,644,998	1,471,242
	b. Foreign Currencies	1,301,566	718,485
2.	Other Current Liabilities	156,194	209,724
3.	Saving Deposits	3,826,399	3,719,161
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	38,049	42,225
	- Others Parties	3,113,501	2,644,362
	b. Foreign Currencies		
	- Connected Parties	31,002	24,212
	- Others Parties	393,843	280,567
5.	Certificates of Deposit		
	a. Rupiahs	29	42
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	155,718	0
8.	Acceptance Liabilitlies	10,646	13,638
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	57,064	63,400
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	21,811	0
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,436	18,246
13.	Income Tax Assessment	0	0
14.	Other Liabilities	112,116	96,000
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	235,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	288,446	308,832
	Total LIABILITIES AND EQUITY	**11,680,165**	**9,838,916**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of March 31, 2001 USD1 = Rp10,400.- and March 31, 2000 USD1 = Rp7,590.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended March 31, 2001 and 2000
(Unaudited)

(In million Rupiah)

No.	Accounts	March 31, 2001	March 31, 2000
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	337,544	249,046
	b. Foreign Currencies	19,199	15,669
	1.2. Provisions and Commisions		
	a. Rupiahs	5,001	3,353
	b. Foreign Currencies	98	43
	Total Interest Revenue	**361,842**	**268,111**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	225,224	169,353
	b. Foreign Currencies	17,184	10,883
	2.2. Provisions & Commisions	690	625
	Total Interest Expense	**243,098**	**180,861**
	Net Interest Income	**118,744**	**87,250**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	1,619	3,444
	3.2. Revenues On Foreign Exchange	3,965	58,112
	3.3. Other Revenues	12,332	14,368
	Total Other Operating Revenues	**17,916**	**75,924**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	36,267	31,225
	4.2. Personel Expenses	41,429	32,414
	4.3. Net Charge of Losses in Earning Assets	13,800	24,000
	4.4. Others Expenses	8,530	50,930
	Total Other Operating Expenses	**100,026**	**138,569**
	Net Operating Revenue/Expenses	**36,634**	**24,605**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	12,489	2,159
6.	Non Operating Expense	544	446
	Net Non Operating Revenue/Exepense	**11,945**	**1,713**
7.	Extraodinary Gain/Loss		
8.	Profit/Loss before Income Tax	48,579	26,318
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**48,579**	**26,318**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	239,867	282,514
13.	Dividend -/-	0	0
14.	**Retained Earnings at End of Period**	**288,446**	**308,832**
15.	**Earnings (Net Income) per Share**	**50.00**	**56.00**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per March 31, 2001 and 2000
(Unaudited)

(In million Rupiah)

[illegible]	Account	BANK	
		March 31, 2001	March 31, 2000
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	0	48,718
3.	Unsettles Spot Foreign Exchange Purchase Contracts	52,000	308,251
4.	Others	0	0
	Total Commitments Claims/Receivable	**52,000**	**356,969**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,165,473	977,288
	b. Foreign Currencies	0	37,438
2.	Outstanding Irrevocable Trade L/C	73,903	53,765
3.	Forward foreign Exchange sales contracts	0	46,540
4.	Unsettles Spot Foreign Exchange Sales Contracts	24,960	274,471
5.	Others	0	0
	Total Commitments Liabilities	**1,264,336**	**1,389,502**
	Total NET COMMITMENTS	**(1,212,336)**	**(1,032,533)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	1,326	2,287
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**1,326**	**2,287**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	71,200	56,113
	- Foreign Currencies	5,508	2,581
	b. Others	8,390	5,829
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	143	0
	Total Liabilities Contingencies	**85,241**	**64,523**
	TOTAL NET CONTINGENCIES	**(83,915)**	**(62,236)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per March 31, 2001 and 2000

(in million Rupiah)

No.	Accounts	2001 Current	2001 Special Mention	2001 Substandard	2001 Doubtful	2001 Loss	2001 Total	2000 Current	2000 Special Mention	2000 Sub Standard	2000 Doubtful	2000 Loss	2000 Total
1.	**Interbank Placements**	2,104,849	0	0	0	0	2,104,849	860,095	0	0	0	1,500	861,595
2.	**Securities**	6,441,761	0	0	0	0	6,441,761	7,167,564	0	0	0	0	7,167,564
3.	**Loans to Third Parties**	1,925,199	46,443	7,473	3,102	47,059	2,029,276	941,168	20,508	10,043	33,461	63,650	1,068,830
	a. Connected(Related)Parties						.						
	- Property Loans	1,826	0	0	0	0	1,826	1,491	0	0	0	0	1,491
	- Restructured Loans	0	0	1,220	0	0	1,220	0	0	0	0	0	0
	b. Other Parties												
	- Property Loans	78,156	716	1,447	113	6,701	87,133	31,691	3,109	3,189	38	7,878	45,905
	- Restructured Loans	3,350	27,999	193	0	0	31,542	6,934	2,711	0	29,893	0	39,538
4.	**Equity Participation**												
	a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	**Ohther Claims to Third Parties**	166,983	0	0	0	0	166,983	0	0	0	0	0	0
6.	**Commitments and contigencies to Third Parties**	149,397	434	385	0	395	150,611	178,178	0	0	0	288	178,466
	TOTAL	10,796,078	46,877	7,858	3,102	47,454	10,901,369	9,154,894	20,508	10,043	33,461	65,438	9,284,344
7.	**Compulsory Allowance for Earning Losses**	44,800	2,344	326	198	25,160	72,828	20,405	1,025	525	14,176	35,100	71,231
8.	**Capital Adequacy Ratio**						23,54%						25,42%
9.	**Total Small Scale Bussiness Credit**						622,595						311,282
10.	**Total Interbank Liabilities**						285,918						184,462

PT BANK BUANA INDONESIA Tbk.
Period March 31, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy

Owners :

- PT Sari Dasa Karsa	:	73,83%
- Others		6,17%
- Public	:	20,00%
Total	:	100.00%

Jakarta, May 23, 2001
PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

Rabu, 23 Mei 2001

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

1

NERACA KONSOLIDASI
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	31 Maret 2001	31 Maret 2000
	AKTIVA		
1.	Kas	76.310	79.92
2.	Giro Bank Indonesia	511.833	435.56
3.	Giro pada bank lain		
	a. Rupiah	3.537	4.82
	b. Valuta asing	123.632	57.06
4.	Penempatan pada bank lain		
	a. Rupiah	65.263	1.50
	b. Valuta asing	1.201.200	610.99
	PPAP - Penempatan pada bank lain -/-	(21.049)	(10.44
5.	Surat Berharga yang Dimiliki		
	a. Rupiah	6.900.532	7.158.14
	b. Valuta asing	252.445	196.63
	PPAP - Surat berharga yang dimiliki -/-	(1.257)	(1.50
6.	Obligasi Pemerintah	0	0
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	0
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	0
8.	Tagihan Derivatif	155.718	0
	PPAP - Tagihan Derivatif -/-	(1.558)	0
9.	Kredit yang diberikan	0	0
	a. Rupiah		
	- pihak terkait dengan bank	13.390	16.706
	- pihak lain	1.875.548	945.766
	b. Valuta asing		
	- pihak terkait dengan bank	0	0
	- pihak lain	140.338	106.358
	PPAP - Kredit yang diberikan -/-	(91.894)	(94.754
10.	Tagihan Akseptasi	10.646	13.638
	PPAP - Tagihan Akseptasi -/-	(107)	0
11.	Penyertaan	7.889	7.889
	PPAP - Penyertaan -/-	(79)	(154
12.	Pendapatan yang masih akan diterima	35.173	7.085
13.	Biaya dibayar dimuka	17.784	15.832
14.	Uang Muka Pajak	70.197	8.416
15.	Aktiva Pajak Tangguhan	0	0
16.	Aktiva Tetap	228.118	169.679
	Akumulasi Penyusutan Aktiva Tetap -/-	(85.509)	(62.667
17.	Aktiva Sewa Guna	0	0
	Akumulasi penyusutan aktiva sewa guna usaha -/-	0	0
18.	Agunan yang diambil alih	78.845	92.648
19.	Aktiva lain-lain	113.220	79.781
	TOTAL AKTIVA	**11.680.165**	**9.838.916**
	PASIVA		
1.	Giro		
	a. Rupiah	1.644.998	1.471.242
	b. Valuta asing	1.301.566	718.485
2.	Kewajiban segera lainnya	156.194	209.724
3.	Tabungan	3.826.399	3.719.161
4.	Deposito Berjangka		
	a. Rupiah		
	- pihak terkait dengan bank	38.049	42.225
	- pihak lain	3.113.501	2.644.362
	b. Valuta asing		
	- pihak terkait dengan bank	31.002	24.212
	- pihak lain	393.843	280.567
5.	Sertifikat deposito		
	a. Rupiah	29	42
	b. Valuta asing	0	0
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	0
7.	Kewajiban Derivatif	155.718	0
8.	Kewajiban Akseptasi	10.646	13.638
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	0
	- pihak lain	57.064	63.400
	b. Valuta asing		
	- pihak terkait dengan bank	0	0
	- pihak lain	21.811	0
11.	Kewajiban Sewa Guna Usaha	0	0
12.	Beban bunga yang masih harus dibayar	26.436	18.246
13.	Taksiran pajak penghasilan	0	0
14.	Kewajiban lain-lain	112.116	36.000
15.	Pinjaman Subordinasi	0	0
16.	Modal Pinjaman	0	0
17.	Hak Minoritas	0	0
18.	Ekuitas		
	Modal saham dengan nilai nominal Rp 500,- setiap saham:		
	a. Modal dasar : 1.800.000.000 saham		
	b. Modal ditempatkan dan disetor : 970.000.000 saham pada akhir Maret tahun 2001 dan 470.000.000 saham pada akhir Maret tahun 2000	485.000	235.000
	c. Tambahan modal disetor - bersih	23.567	0
	d. Modal sumbangan	0	0
	e. Selisih penjabaran laporan keuangan	0	0
	f. Selisih penilaian kembali aktiva tetap	0	0
	g. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	h. Keuntungan (kerugian) yang belum direalisasi akibat kenaikan (penurunan) harga pasar surat-surat berharga yang tersedia untuk dijual	0	0
	i. Saldo laba (rugi)	[illegible]	[illegible]
	TOTAL PASIVA	**11.680.165**	**9.838.916**

2

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 31 Maret 2001 dan 2000.

(dalam jutaan rupia

No.	POS-POS	31 Maret 2001	31 Maret 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan bunga		
	1.1. Hasil bunga		
	a. Rupiah	337.544	249.04
	b. Valuta asing	19.199	15.66
	1.2. Provisi dan komisi		
	a. Rupiah	5.001	3.35
	b. Valuta asing	98	4
	JUMLAH PENDAPATAN BUNGA	361.842	268.11
2.	Beban bunga		
	2.1. Beban bunga		
	a. Rupiah	225.224	169.35
	b. Valuta asing	17.184	10.88
	2.2. Beban Lainnya	690	62
	JUMLAH BEBAN BUNGA -/-	243.098	180.86
	PENDAPATAN BUNGA BERSIH	118.744	87.25
3.	Pendapatan operasional lainnya		
	3.1. Provisi, komisi, fee	1.619	3.44
	3.2. Pendapatan transaksi valuta asing	3.965	58.11
	3.3. Lainnya	12.332	14.36
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	17.916	75.92
4.	Beban Operasional Lainnya		
	4.1. Beban Administrasi dan Umum	36.267	31.22
	4.2. Beban Personalia	41.429	32.41
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	13.800	24.00
	4.4. Beban lainnya	8.530	50.93
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	100.026	138.56
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	36.634	24.60
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	12.489	2.15
6.	Beban Non Operasional	544	44
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	11.945	1.71
7.	PENDAPATAN/BEBAN LUAR BIASA		
8.	Laba/rugi sebelum pajak penghasilan	48.579	26.31
9.	Taksiran pajak penghasilan -/-	0	[illegible]
10.	LABA/RUGI TAHUN BERJALAN	48.579	26.31
11.	Hak minoritas -/-	0	[illegible]
12.	Saldo laba (rugi) awal tahun	239.867	282.51
13.	Dividen	0	[illegible]
14.	SALDO LABA (RUGI) AKHIR PERIODE	288.446	308.83
15.	LABA BERSIH PER SAHAM (dalam Rupiah penuh)	50	5

3

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupia

	POS-POS	31 Maret 2001	31 Maret 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	
	b. Valuta asing	0	
2.	Pembelian valuta asing berjangka	0	48.71
3.	Pembelian valuta asing tunai yang belum diselesaikan	52.000	308.25
4.	Lainnya	0	
	Jumlah Tagihan Komitmen	52.000	356.96
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1.165.473	977.28
	b. Valuta asing	0	37.43
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	73.903	53.76
3.	Penjualan valuta asing berjangka	0	46.54
4.	Penjualan valuta asing tunai yang belum diselesaikan	24.960	274.47
5.	Lainnya	0	
	Jumlah Kewajiban Komitmen	1.264.336	1.389.50
	JUMLAH KOMITMEN BERSIH	(1.212.336)	(1.032.53
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi dari bank lain		
	a. Rupiah	0	
	b. Valuta asing	0	
2.	Pembelian opsi valuta asing	0	
3.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	1.326	2.2
	b. Valuta asing	0	
4.	Lainnya	0	
	Jumlah Tagihan Kontinjensi	1.326	2.2
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	71.200	56.1
	- Valuta asing	5.508	2.5
	b. Akseptasi atau endosemen surat berharga	0	
	c. Lainnya	8.390	5.8
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	
3.	Penjualan opsi valuta asing	0	
4.	Lainnya	143	
	Jumlah Kewajiban Kontinjensi	85.241	64.5
	JUMLAH KONTINJENSI BERSIH	(83.915)	(62.2

4

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 31 Maret 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 31 Maret 2001						Per 31 Maret 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada Bank Lain	2.104.849	0	0	0	0	2.104.849	860.095	0	0	0	1.500	861.595
2.	Surat-surat berharga	6.441.761	0	0	0	0	6.441.761	7.167.564	0	0	0	0	7.167.564
3.	Kredit yang diberikan	1.925.199	46.443	7.473	3.102	47.059	2.029.276	941.168	20.508	10.043	33.461	63.650	1.068.830
	a. Pihak terkait dengan bank												
	- kredit properti	1.826	0	0	0	0	1.826	1.491	0	0	0	0	1.491
	- kredit yang direstrukturisasi	0	0	1.220	0	0	1.220	0	0	0	0	0	0
	b. Pihak lain												
	- kredit properti	78.156	716	1.447	113	6.701	87.133	31.691	3.109	3.189	38	7.878	45.905
	- kredit yang direstrukturisasi	3.350	27.999	193	0	0	31.542	6.934	2.711	0	29.893	0	39.538
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	166.963	0	0	0	0	166.983	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi	149.397	434	385	0	395	150.611	178.178	0	0	0	288	178.466
	JUMLAH	10.796.078	46.877	7.858	3.102	47.454	10.901.369	9.154.894	20.508	10.043	33.461	65.438	9.284.344
7.	PPAP yang wajib dibentuk	44.800	2.344	326	198	25.160	72.828	20.405	1.025	525	14.176	35.100	71.231
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						23,54%						25,42%
9.	Total Kredit Usaha Kecil						522.595						311.282
10.	Total Antar Bank Pasiva						285.918						184.462

Catatan :

1. Laporan Keuangan ini Tidak Diaudit.
2. Penyajian Laporan Keuangan ini disusun sesuai Surat Edaran Bank Indonesia No. 31/5/UPPB tanggal 8 Juni 1998 dan Surat Edaran Bank Indonesia No. 31/15/UPPB tanggal [illegible] Desember 1998 serta Surat Bank Indonesia No. [illegible] DPNP/IDPnP tanggal [illegible] tentang Laporan Keuangan Publikasi dan Laporan Keuangan Publikasi [illegible] Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No. KEP-[illegible] tanggal [illegible] Maret 2000 tentang Pedoman Penyajian Laporan Keuangan
3. [illegible] Maret 2001 USD 1 = Rp [illegible] dan 31 Maret 2000 USD 1 = Rp [illegible]

PENGURUS BANK	
Komisaris	
Komisaris Utama	R. Rachmad
Komisaris	Lukito Winarto
Direksi	
Direktur Utama	[illegible]
Direktur	[illegible]
Direktur	Aris Janasutanta Sutirto
Direktur	[illegible]
Direktur	Pardi Kendy

PEMILIK BANK	
PT Sari Dasa Karsa	73,83%
Masyarakat	[illegible]
[illegible]	[illegible]
TOTAL	100,00%

Jakarta, 23 Mei 2001

PT BANK BUANA INDONESIA Tbk.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 6

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all Shareholders that Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting have been held on May 25, 2001 at The Regent Hotel, Jalan H.R. Rasuna Said Kav. B-4, Jakarta Selatan. The Meeting has resolved the following :

I. Annual General Shareholders Meeting :

1. **1st Agenda :**
Approves the Bank's Annual Report for year ended December 31, 2000 and t release the Board of Directors from their actions done during the said year a long as they are stated on the Bank's Annual Report.

2. **2nd Agenda :**
Approves the use of the Bank's year 2000 profit of Rp.101,523,426,131 for tl following :
   a. Rp.8,000,000,000 would be reserved in line with the Limited Company Regulation paragraph 61
   b. Rp.31,040,000,000 would be distributed to the Bank's 970,000,000 shar that have been fully paid up or Rp.32,-/share. Schedule of distribution wou be explained later in this letter
   c. Rp.62,483,426,131 would be booked as profit

3. **3rd Agenda :**
Approves the appointment of Public Accountant Siddharta Siddharta & Harsc who would conduct audit on the Bank's 2001 financial statement and to give authority to Board of Directors in deciding the fee to be paid to the Pul Accountant and if the agreement on both sides could not reach into a resoluti then the Board of Directors have the authority to appoint other Pul Accountant.

4. **4th Agenda :**
To dismiss and reappoint the existing members of the Board of Directors appoint Mr. Safrullah Hadi Saleh as the new member of the Board of Direct In that case, the management of PT Bank Buana Indonesia Tbk. would b follows:

President Director	:	Jimmy Henricus Kurniawan Laihad
Managing Director	:	Kamaruddin
Managing Director	:	Aris Janasutanta Sutirto
Managing Director	:	Eddy Muljanto
Managing Director	:	Pardi Kendy
Managing Director	:	Safrullah Hadi Saleh

5. **5th Agenda :**
To dismiss and reappoint the existing member of the Board Commissioners and appoint Mr. Wimpie Wirja Surja as the new member of the Board Commissioners. In that case, the member of the Board of Commissioners of PT Bank Buana Indonesia Tbk. would be as follows :

Chairman	:	Raden Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja

Mr. Raden Rachmad and Mr. Wimpie Wirja Surja has been appointed to be the member of the Independent Commissioner as well.

6. **6th Agenda :**
Gives an authority to PT Sari Dasa Karsa as the majority Shareholder to set th honorarium amount and other benefits given to the member of the Board o Commissioners

7. **7th Agenda :**
Gives an authority to the Board of Commissioners to set the job function as we as salary and other benefits given to each member of the Board of Directors

II. Extraordinary
Approves the amendment of the Bank's Article of Association on paragraph section 3 and 7, paragraph 14 section 4 and 8, and paragraph 24 section 2.a

Gives consent to give an authority with substitution right to the Board of Directors state this result of the Shareholders Meeting in the Notary's Deed and report it to Minister of Justice and register it at the related institutions.

Regulation of cash dividends distribution is as follows :

A. Schedule of Cash Dividends :
  1. Shareholders who have the right to get cash dividends are th who are listed on the Shareholders List of June 21, 2001 at 4 PM based on certain regulation
  2. Payment of cash dividends would be started on July 5, 2001

B. Regulation of Dividends Distribution:
  1. Payment to Non Scriptless Shareholders would be done in Ba Transfer
  2. Shareholders whose names are registered at KSEI would be through KSEI
  3. Cash dividends would be taxed based on the applied tax regulai

Jakarta, May 28, 2001
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 7

BALANCE SHEET
PT. BANK BUANA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

No.	ACCOUNTS	BANK	
		June 30, 2001	June 30, 2000
	ASSETS		
1.	Cash	85,989	76,214
2.	Demand Deposito at Bank Indonesia	508,655	455,709
3.	Demand Deposits at Other Bank		
	a. Rupiahs	4,496	2,913
	b. Foreign Currencies	122,902	44,257
4.	Placement at Other Bank		
	a. Rupiahs	41,737	0
	b. Foreign Currencies	926,640	672,595
	Allowance for placement at Other Bank -/-	(20,483)	(10,447)
5.	Securities Held		
	a. Rupiahs	6,979,049	7,168,039
	b. Foreign Currencies	465,032	259,614
	Allowance for Securities Held -/-	(1,651)	(1,503)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	242,953	0
	allowance for Derivative Assets -/-	(2,430)	0
9.	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	14,875	16,585
	- Others Parties	2,130,355	1,207,520
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	137,890	125,093
	Allowance for Credit Extended (Loan) -/-	(85,278)	(99,643)
10.	Acceptance Assets	13,272	31,338
	Allowance for Acceptance Assets -/-	(133)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(154)
12.	Deferred Income	25,332	13,436
13.	Prepaid Expenses	10,295	8,290
14.	Prepaid Taxes	27,054	13,678
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	253,883	176,179
	Accumulated Depreciation of fixed Assets -/-	(92,528)	(66,337)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	42,287	84,763
19.	Other Assets	93,816	143,409
	Total Assets	**11,931,819**	**10,329,437**

BALANCE SHEET
PT. BANK BUANA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

		June 30, 2001	June 30, 2000
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,698,798	1,504,214
	b. Foreign Currencies	1,137,248	787,731
2.	Other Current Liabilities	314,801	300,535
3.	Saving Deposits	3,811,162	3,810,500
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	60,064	48,422
	- Others Parties	3,207,414	2,658,321
	b. Foreign Currencies		
	- Connected Parties	19,845	3,015
	- Others Parties	424,470	361,816
5.	Certificates of Deposit		
	a. Rupiahs	20	30
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	242,953	0
8.	Acceptance Liabilitlies	13,272	31,338
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	57,064	63,400
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	7,040	30,509
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,497	8,750
13.	Income Tax Assessment	0	0
14.	Other Liabilities	140,675	195,720
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	388,000
	b. Agio (disagio)	23,567	0
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	268,149	143,356
	Total LIABILITIES AND EQUITY	**11,931,819**	**10,329,437**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of June 30, 2001 USD1 = Rp11,440.- and June 30, 2000 USD1 = Rp8,735.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

[illegible]	[illegible]	June 30, 2001	June 30, 2000
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	697,286	488,459
	b. Foreign Currencies	48,513	35,748
	1.2. Provisions and Commisions		
	a. Rupiahs	10,748	7,609
	b. Foreign Currencies	210	88
	Total Interest Revenue	**756,757**	**531,904**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	454,497	338,548
	b. Foreign Currencies	33,311	24,825
	2.2. Provisions & Commisions	3,293	1,164
	Total Interest Expense	**491,101**	**364,537**
	Net Interest Income	**265,656**	**167,367**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	3,679	7,573
	3.2. Revenues On Foreign Exchange	9,536	203,094
	3.3. Other Revenues	48,895	22,180
	Total Other Operating Revenues	**62,110**	**232,847**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	79,781	67,013
	4.2. Personel Expenses	103,769	63,106
	4.3. Net Charge of Losses in Earning Assets	45,800	24,000
	4.4. Others Expenses	12,940	197,735
	Total Other Operating Expenses	**242,290**	**351,854**
	Net Operating Revenue/Expenses	**85,476**	**48,360**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	19,613	3,148
6.	Non Operating Expense	872	666
	Net Non Operating Revenue/Exepense	**18,741**	**2,482**
7.	Extraodinary Gain/Loss		
8.	Profit/Loss before Income Tax	104,217	50,842
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**104,217**	**50,842**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	194,972	92,514
13.	Dividend -/-	31,040	0
14.	**Retained Earnings at End of Period**	**268,149**	**143,356**
15.	**Earnings (Net Income) per Share**	**107.44**	**93.18**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per June 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

No.	[illegible]	BANK	
		June 30, 2001	June 30, 2000
	COMMITMENTS		
	<u>Commitments Claims/Receivable</u>		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	0	63,438
3.	Unsettles Spot Foreign Exchange Purchase Contracts	56,628	61,145
4.	Others	0	0
	Total Commitments Claims/Receivable	**56,628**	**124,583**
	<u>Commitments Liabilities</u>		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,250,959	1,059,981
	b. Foreign Currencies	0	42,752
2.	Outstanding Irrevocable Trade L/C	55,521	89,134
3.	Forward foreign Exchange sales contracts	0	63,408
4.	Unsettles Spot Foreign Exchange Sales Contracts	19,665	6,115
5.	Others	0	0
	Total Commitments Liabilities	**1,326,145**	**1,261,390**
	Total NET COMMITMENTS	**(1,269,517)**	**(1,136,807)**
	CONTIGENCIES		
	<u>Contingencies Claims</u>		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	513	2,256
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**513**	**2,256**
	<u>Liabilities Contingencies</u>		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	77,988	61,573
	- Foreign Currencies	4,616	4,413
	b. Others	5	7,357
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	11,121	0
	Total Liabilities Contingencies	**93,730**	**73,343**
	TOTAL NET CONTINGENCIES	**(93,217)**	**(71,087)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per June 30, 2001 and 2000

(In million Rupiah)

1.	**Interbank Placements**	2,308,493	0	0	0	0	2,308,493	965,756	0	0	0	1,500	967,256
2.	**Securities**	6,473,012	0	0	0	0	6,473,012	7,180,775	0	0	0	0	7,180,775
3.	**Loans to Third Parties**	2,153,850	74,359	8,576	1,872	44,463	2,283,120	1,226,742	16,414	9,265	33,489	61,771	1,347,681
	a. Connected(Related)Parties												
	- Property Loans	1,946	0	0	0	0	1,946	1,441	0	0	0	0	1,441
	- Restructured Loans	0	0	0	0	0	0	0	0	0	0	0	0
	b. Other Parties												
	- Property Loans	86,257	894	2,110	26	6,606	95,893	49,203	2,570	2,643	37	8,058	62,511
	- Restructured Loans	3,900	27,909	1,522	0	0	33,331	5,617	2,596	277	32,258	0	40,748
4.	**Equity Participation**												
	a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	**Ohther Claims to Third Parties**	14,576	0	0	0	0	14,576	0	0	0	0	0	0
6.	**Commitments and contigencies to Third Parties**	137,373	320	0	0	435	138,128	256,891	0	0	0	332	257,223
	TOTAL	11,095,193	74,679	8,576	1,872	44,898	11,225,218	9,638,053	16,414	9,265	33,489	63,603	9,760,824
7.	**Compulsory Allowance for Earning Losses**	47,697	3,734	235	214	29,311	81,191	25,209	821	340	14,991	38,400	79,761
8.	**Capital Adequacy Ratio**						20.56%						35.96%
9.	**Total Small Scale Bussiness Credit**						712,292						390,011
10.	**Total Interbank Liabilities**						526,621						354,061

PT BANK BUANA INDONESIA Tbk.
Period June 30, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy

Owners :

- PT Sari Dasa Karsa	:	73,83%
- Others	:	6,17%
- Publik		20,00%
Total	:	100.00%

Jakarta, August 23, 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP.: (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

1

NERACA KONSOLIDASI
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan rupia

No.	POS - POS	30 Juni 2001	30 Juni 2000
	AKTIVA		
1.	Kas	85.989	76.21
2.	Giro Bank Indonesia	508.655	455.70
3.	Giro pada bank lain		
	a. Rupiah	4.496	2.91
	b. Valuta asing	122.902	44.25
4.	Penempatan pada bank lain		
	a. Rupiah	41.737	0
	b. Valuta asing	926.640	672.59
	PPAP - Penempatan pada bank lain -/-	(20.483)	(10.44
5.	Surat berharga yang Dimiliki		
	a. Rupiah	6.979.049	7.168.03
	b. Valuta asing	465.032	259.61
	PPAP - Surat berharga yang dimiliki -/-	(1.651)	(1.50
6.	Obligasi Pemerintah	0	0
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	0
	PPAP-Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	0
8.	Tagihan Derivatif	242.953	0
	PPAP-Tagihan Derivatif -/-	(2.430)	0
9.	Kredit yang diberikan		
	a. Rupiah		
	- pihak terkait dengan bank	14.875	16.58
	- pihak lain	2.130.355	1.207.52
	b. Valuta asing		
	- pihak terkait dengan bank	0	0
	- pihak lain	137.890	125.09
	PPAP - Kredit yang diberikan -/-	(85.278)	(99.64
10.	Tagihan Akseptasi	13.272	31.33
	PPAP - Tagihan Akseptasi -/-	(133)	0
11.	Penyertaan	7.889	7.88
	PPAP - Penyertaan -/-	(79)	(15
12.	Pendapatan yang masih akan diterima	25.332	13.43
13.	Biaya dibayar dimuka	10.295	8.29
14.	Uang Muka Pajak	27.054	13.67
15.	Aktiva Pajak Tangguhan	0	0
16.	Aktiva Tetap	253.883	176.17
	Akumulasi Penyusutan Aktiva Tetap -/-	(92.528)	(66.33
17.	Aktiva Sewa Guna Usaha	0	0
	Akumulasi penyusutan aktiva sewa guna usaha -/-	0	0
18.	Agunan yang diambil alih	42.287	84.76
19.	Aktiva lain-lain	93.816	143.40
	TOTAL AKTIVA	**11.931.819**	**10.329.43**
	PASIVA		
1.	Giro		
	a. Rupiah	1.698.798	1.504.21
	b. Valuta asing	1.137.248	787.73
2.	Kewajiban segera lainnya	314.801	300.53
3.	Tabungan	3.811.162	3.810.50
4.	Deposito Berjangka		
	a. Rupiah		
	- pihak terkait dengan bank	60.064	48.42
	- pihak lain	3.207.414	2.658.32
	b. Valuta asing		
	- pihak terkait dengan bank	19.845	3.01
	- pihak lain	424.470	361.81
5.	Sertifikat deposito		
	a. Rupiah	20	3
	b. Valuta asing	0	
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	
7.	Kewajiban Derivatif	242.953	
8.	Kewajiban Akseptasi	13.272	31.33
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	
	b. Valuta asing	0	
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	
	- pihak lain	57.064	63.40
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	7.040	30.50
11.	Kewajiban Sewa Guna Usaha	0	
12.	Beban bunga yang masih harus dibayar	26.497	8.75
13.	Taksiran pajak penghasilan	0	
14.	Kewajiban lain-lain	140.675	195.72
15.	Pinjaman Subordinasi	0	
16.	Modal Pinjaman	0	
17.	Hak Minoritas	0	
18.	Ekuitas		
	Modal saham dengan nilai nominal Rp 500,- setiap saham :		
	a. Modal dasar : 1.800.000.000 saham		
	b. Modal ditempatkan dan disetor : 970.000.000 saham pada akhir Juni tahun 2001 dan 776.000.000 saham pada akhir Juni tahun 2000	485.000	388.00
	c. Tambahan modal disetor - bersih	23.567	
	d. Modal sumbangan	0	
	e. Selisih penjabaran laporan keuangan	0	
	f. Selisih penilaian kembali aktiva tetap	0	
	g. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.22
	h. Keuntungan (kerugian) yang belum direalisasi akibat kenaikan (penurunan) harga pasar surat-surat berharga yang tersedia untuk dijual	0	
	i. Saldo laba (rugi)	268.149	143.35
	TOTAL PASIVA	11.931.819	10.329.43

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 30 Juni 2001 dan 2000

(dalam jutaan rupi

No.	POS - POS	30 Juni 2001	30 Juni 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**Pendapatan bunga**		
	1.1. Hasil bunga		
	a. Rupiah	697.286	488.45[illegible]
	b. Valuta asing	48.513	35.74[illegible]
	1.2. Provisi dan komisi		
	a. Rupiah	10.748	7.60[illegible]
	b. Valuta asing	210	8[illegible]
	JUMLAH PENDAPATAN BUNGA	756.757	531,90[illegible]
2.	**Beban bunga**		
	2.1. Beban bunga		
	a. Rupiah	454.497	338.54[illegible]
	b. Valuta asing	33.311	24.82[illegible]
	2.2. Beban Lainnya	3.293	1.16[illegible]
	JUMLAH BEBAN BUNGA -/-	**491.101**	**364.53[illegible]**
	PENDAPATAN BUNGA BERSIH	**265.656**	**167.36[illegible]**
3.	**Pendapatan operasional lainnya**		
	3.1. Provisi, komisi, fee	3.679	7.57[illegible]
	3.2. Pendapatan transaksi valuta asing	9.536	203.09[illegible]
	3.3. Lainnya	48.895	22.18[illegible]
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	**62.110**	**232.84[illegible]**
4.	**Beban Operasional Lainnya**		
	4.1. Beban Administrasi dan Umum	79.781	67.01[illegible]
	4.2. Beban Personalia	103.769	63.10[illegible]
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	45.800	24.00[illegible]
	4.4. Beban lainnya	12.940	197.73[illegible]
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	**242.290**	**351.85[illegible]**
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	**85.476**	**48.36[illegible]**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	19.613	3.14[illegible]
6.	Beban Non Operasional	872	66[illegible]
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	**18.741**	**2.48[illegible]**
7.	**PENDAPATAN/BEBAN LUAR BIASA**		
8.	Laba/rugi sebelum pajak penghasilan	104.217	50.84[illegible]
9.	Taksiran pajak penghasilan -/-	0	[illegible]
10.	**LABA/RUGI TAHUN BERJALAN**	**104.217**	**50.84[illegible]**
11.	Hak minoritas -/-	0	[illegible]
12.	Saldo laba (rugi) awal tahun	194.972	92.51[illegible]
13.	Dividen -/-	31.040	[illegible]
14.	**SALDO LABA (RUGI) AKHIR PERIODE**	**268.149**	**143.35[illegible]**
15.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	**107,44**	**93,1[illegible]**

3

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan rupiah)

No.	POS - POS	30 Juni 2001	30 Juni 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian valuta asing berjangka	0	63.438
3.	Pembelian valuta asing tunai yang belum diselesaikan	56.628	61.145
4.	Lainnya	0	0
	Jumlah Tagihan Komitmen	**56.628**	**124.583**
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1.250.959	1.059.981
	b. Valuta asing	0	42.752
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	55.521	89.134
3.	Penjualan valuta asing berjangka	0	63.408
4.	Penjualan valuta asing tunai yang belum diselesaikan	19.665	6.115
5.	Lainnya	0	0
	Jumlah Kewajiban Komitmen	**1.326.145**	**1.261.390**
	JUMLAH KOMITMEN BERSIH	(1.269.517)	(1.136.807)
	KONTINJENSI		
	Tagihan kontinjensi		
1.	Garansi dari bank lain		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian opsi valuta asing	0	0
3.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	513	2.256
	b. Valuta asing	0	0
4.	Lainnya	0	0
	Jumlah Tagihan Kontinjensi	**513**	**2.256**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	77.988	61.573
	- Valuta asing	4.616	4.413
	b. Akseptasi atau endosemen surat berharga	0	0
	c. Lainnya.	5	7.357
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3.	Penjualan opsi valuta asing	0	0
4.	Lainnya	11.121	0
	Jumlah Kewajiban Kontinjensi	**93.730**	**73.343**
	JUMLAH KONTINJENSI BERSIH	(93.217)	(71.087)

4

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 30 Juni 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 30 Juni 2001						Per 30 Juni 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada Bank Lain	2.308.493	0	0	0	0	2.308.493	965.756	0	0	0	1.500	967.256
2.	Surat-surat berharga	6.473.012	0	0	0	0	6.473.012	7.180.775	0	0	0	0	7.180.775
3.	Kredit yang diberikan	2.153.850	74.359	8.576	1.872	44.463	2.283.120	1.226.742	16.414	9.265	33.489	61.771	1.347.681
	a. Pihak terkait dengan bank												
	- kredit properti	1.946	0	0	0	0	1.946	1.441	0	0	0	0	1.441
	- kredit yang direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	b. Pihak lain												
	- kredit properti	86.257	894	2.110	26	6.606	95.893	49.203	2.570	2.643	37	8.058	62.511
	- kredit yang direstrukturisasi	3.900	27.909	1.522	0	0	33.331	5.617	2.596	277	32.258	0	40.748
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	14.576	0	0	0	0	14.576	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi	137.373	320	0	0	435	138.128	256.891	0	0	0	332	257.223
	JUMLAH	11.095.193	74.679	8.576	1.872	44.898	11.225.218	9.638.053	16.414	9.265	33.489	63.603	9.760.824
7.	PPAP yang wajib dibentuk	47.697	3.734	235	214	29.311	81.191	25.209	821	340	14.991	38.400	79.761
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						20,56%						35,96%
9.	Total Kredit Usaha Kecil						712.292						390.011
10.	Total Antar Bank Pasiva						526.621						354.061

Catatan :

1. Laporan Keuangan ini Tidak Diaudit oleh Akuntan Publik.
2. Penyajian Laporan Keuangan ini disusun sesuai Surat Edaran Bank Indonesia No. 31/5/UPPB tanggal 9 Juni 1998 dan Surat Edaran Bank Indonesia No. 31/15/UPPS tanggal 31 Desember 1998 serta Surat Bank Indonesia No. 3/148/DPNP IDPnP tanggal 20 April 2001 mengenai Laporan Keuangan Tahunan dan Laporan Keuangan Publikasi Bank Umum serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No. KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs per 30 Juni 2001 USD 1 = Rp. 11.440,- dan 30 Juni 2000 USD 1 = Rp. 8.735,-

PENGURUS BANK

Komisaris :
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
Masyarakat	:	20,00%
Lain-lain	:	6,17%
TOTAL	:	100,00%

Jakarta, 23 Agustus 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 8

PRESS RELEASE

Semester I – 2001
Bank Buana books a net profit of Rp. 67.74 billion

Jakarta, August 28, 2001

Performance of Semester I – 2001. Total assets have reached to Rp. 11.93 billion, productive assets Rp. 10.70 billion, loan distribution Rp. 2.28 trillion with loan given to small businesses reaches up to Rp. 712.29 billion or 31.20% from total loan. Third Party Funds Rp. 10.35 trillion, total equity Rp. 770.50 billion. Gross Profit Rp. 104.22 billion and with the assumption of 35% in income tax, net profit would come up at around Rp. 67.74 billion.

Good Quality of Loan. As of June 2001, total loan distribution has reached to Rp. 2.28 trillion or there is a sharp increase of Rp. 933.92 billion compares to the figure on June 2000 of Rp. 1.34 trillion. Loan distribution still focuses heavily on small-medium size of business in retail and commercial type of loan of Rp. 1.47 trillion, consumer of Rp. 288.66 billion and corporate of Rp. 517.46 billion or 64.69%, 12.64% and 22.67% respectively towards total loan distribution. Even though loan keeps on rising, the quality of loan is still maintained at a good level. Bad loans of Rp. 54.91 billion only comprises of 2.41% from total loan.

Third Party Funds. Total third party funds at the end of June 2001 of Rp. 10.35 trillion has a sharp increase of Rp. 1.18 trillion compares to the figure of June 2000 of Rp. 9/17 trillion. Composition of Current Account, Savings Account and Deposit Account are still solid, each of them comprises of 27.38%, 36.79% and 35.83% respectively. This has shown the trust and loyalty from the Customers of Bank Buana even Bank Buana has never done any promotion product aggressively. For comparison with the composition of third party funds in national banks of 23%, 22% and 55%, deposit is still very dominant.

Maintaining Net Profit. With the solid liquidity all third party funds accumulated are able to be distributed to productive assets and GWM is less than 5.25% and GWM Foreign Exchange is also less than 3.25%. Bank Buana books an interest income of Rp. 756.76 billion for Semester I – 2001 and increases to Rp. 224.86 billion compares to Semester I – 2000 of Rp. 531.90 billion. For the same period, interest expense of Rp. 491.10 billion has increased by Rp. 126.56 billion compares with the figure from the previous year of Rp. 364.54 billion. As the figure of interest income is much higher than interest expense, thus Bank Buana is able to book a positive net income of Rp. 265.66 billion or there is a rise of Rp. 167.36 billion.

Capital Adequacy Ratio (CAR). Gross profit of Rp. 104.22 billion for the first semester of 2001 causes total equity reaches to Rp. 770.50 billion. Managing Director of Bank Buana, Pardi Kendy states that after calculating risk of all assets and administrative cost in line with the regulation from Bank Indonesia, CAR of Bank Buana has reached to 20.56% or 12.56% higher than the minimum requirement set by Bank Indonesia at 8%.

With financial result achieved at semester I – 2001 and the support from all, Bank Buana is very optimistic that financial projection for 2001 of total assets of Rp. 11.95 trillion, loan distribution of Rp. 2.76 trillion and third party funds of Rp. 10.38 trillion and net profit of Rp. 118.24 billion could be attained.

Bank Buana's Customer base is always on the small-medium scale of businesses, the process of integration of 150 offices using IBM AS/400 series 830 with ICBS technology enables Bank Buana to improve its efficiency and effectiveness thus produce high fee based income.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 9

BALANCE SHEET
PT. BANK BUANA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

No.	ACCOUNT	BANK	
		September 30, 2001	September 30, 2000
	ASSETS		
1.	Cash	91,216	84,590
2.	Demand Deposito at Bank Indonesia	502,388	461,705
3.	Demand Deposits at Other Bank		
	a. Rupiahs	4,044	3,600
	b. Foreign Currencies	138,672	95,577
4.	Placement at Other Bank		
	a. Rupiahs	66,600	3,264
	b. Foreign Currencies	691,763	715,570
	Allowance for placement at Other Bank -/-	(18,096)	(11,712)
5.	Securities Held		
	a. Rupiahs	6,871,828	7,016,443
	b. Foreign Currencies	440,950	213,809
	Allowance for Securities Held -/-	(1,545)	(678)
6.	Goverment Bond Held	0	0
7.	Securities Purchased under Agreement to Resell (reverse repo)	0	0
	Allowance for Securities Purchased under Agreement to Resell (reverse repo) -/-	0	0
8.	Derivative Assets	455	0
	allowance for Derivative Assets -/-	(5)	0
9.	Credit Extended (Loan)		
	a. Rupiahs		
	- Connected Parties	17,534	20,672
	- Others Parties	2,371,143	1,412,097
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	108,261	123,688
	Allowance for Credit Extended (Loan) -/-	(132,670)	(104,501)
10.	Acceptance Assets	9,631	18,322
	Allowance for Acceptance Assets -/-	(96)	0
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation	(79)	(79)
12.	Deferred Income	43,104	10,228
13.	Prepaid Expenses	14,571	16,250
14.	Prepaid Taxes	43,334	21,213
15.	Deferred Tax Assets	0	0
16.	Fixed Assets	285,622	184,196
	Accumulated Depreciation of fixed Assets -/-	(101,585)	(70,471)
17.	Leased Assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	26,745	82,390
19.	Other Assets	87,057	130,849
	Total Assets	**11,568,731**	**10,434,911**

BALANCE SHEET
PT. BANK BUANA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

[illegible]	[illegible]	BANK	
		September 30, 2001	September 30, 2000
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,808,483	1,570,572
	b. Foreign Currencies	976,968	796,287
2.	Other Current Liabilities	147,933	110,907
3.	Saving Deposits	3,824,990	3,923,071
4.	Time Deposits		
	a. Rupiahs		
	- Connected Parties	31,661	44,531
	- Others Parties	3,299,832	2,712,156
	b. Foreign Currencies		
	- Connected Parties	16,844	29,160
	- Others Parties	360,590	320,427
5.	Certificates of Deposit		
	a. Rupiahs	19	30
	b. Foreign Currencies	0	0
6.	Securities Sold under Agreement to Repurchase (Repo)	0	0
7.	Derivative Liabilities	267	0
8.	Acceptance Liabilitlies	9,631	18,322
9.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
10.	Borrowings		
	a. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	54,343	60,678
	b. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	23,503	0
11.	Leased Liabilities	0	0
12.	Deferred Liabilities	26,891	17,953
13.	Income Tax Assessment	0	0
14.	Other Liabilities	144,198	141,239
15.	Subordinated Loans	0	0
16.	Loan Capital	0	0
17.	Minority Interest	0	0
18.	Equity		
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	0	0
	f. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	g. Unrealized Gains/losses of Securities	0	0
	h. Retained Earning	340,231	187,231
	Total LIABILITIES AND EQUITY	**11,568,731**	**10,434,911**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of September 30, 2001 USD1 = Rp9,675.- and September 30, 2000 USD1 = Rp8,780.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT. BANK BUANA INDONESIA Tbk.
for period ended September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

No	Account	[illegible]	
		September 30, 2001	September 30, 2000
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	1,091,368	770,082
	b. Foreign Currencies	63,628	53,472
	1.2. Provisions and Commisions		
	a. Rupiahs	17,065	11,916
	b. Foreign Currencies	334	220
	Total Interest Revenue	**1,172,395**	**835,690**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	696,041	523,710
	b. Foreign Currencies	45,133	40,270
	2.2. Provisions & Commisions	3,975	1,358
	Total Interest Expense	**745,149**	**565,338**
	Net Interest Income	**427,246**	**270,352**
3.	Other Operating Revenues		
	3.1. Revenues On Provisions Commisions and Fees	5,707	215
	3.2. Revenues On Foreign Exchange	22,886	383,894
	3.3. Other Revenues	73,876	52,541
	Total Other Operating Revenues	**102,469**	**436,650**
4.	Other Operating Expenses		
	4.1. General and Administrative Expenses	123,197	105,656
	4.2. Personel Expenses	139,884	99,592
	4.3. Net Charge of Losses in Earning Assets	85,800	24,000
	4.4. Others Expenses	21,856	378,401
	Total Other Operating Expenses	**370,737**	**607,649**
	Net Operating Revenue/Expenses	**158,978**	**99,353**
	Non Operating Revenue and Expense		
5.	Non Operating Revenues	19,544	4,214
6.	Non Operating Expense	1,288	8,850
	Net Non Operating Revenue/Exepense	**18,256**	**(4,636)**
7.	Extraodinary Gain/Loss	0	0
8.	Profit/Loss before Income Tax	177,234	94,717
9.	Estimation on Income Tax Assessment -/-	0	0
10.	**Profit/Loss For Current Year (Reporting Year)**	**177,234**	**94,717**
11.	Minority Interest -/-	0	0
12.	Retained Earning Carried Forward	162,997	92,514
13.	Dividend -/-	0	0
14.	**Retained Earnings at End of Period**	**340,231**	**187,231**
15.	**Earnings (Net Income) per Share**	**182.72**	**141.13**

COMMITMENTS AND CONTIGENCIES
PT. BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000
(Unaudited)

(in million Rupiah)

No.	Account	BANK	
		September 30, 2001	September 30, 2000
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Forward Foreign Exchage Purchase contracts	18,981	38,922
3.	Unsettles Spot Foreign Exchange Purchase Contracts	53,213	32,925
4.	Others	0	0
	Total Commitments Claims/Receivable	**72,194**	**71,847**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,360,452	1,107,112
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	59,961	72,090
3.	Forward foreign Exchange sales contracts	38,593	38,780
4.	Unsettles Spot Foreign Exchange Sales Contracts	47,408	26,340
5.	Others	0	0
	Total Commitments Liabilities	**1,506,414**	**1,244,322**
	Total NET COMMITMENTS	**(1,434,220)**	**(1,172,475)**
	CONTIGENCIES		
	Contingencies Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Option Foreign Exchange Purchase Contracts	0	0
3.	Interest on non-performing loans		
	a. Rupiahs	591	2,144
	b. Foreign Currencies	0	0
4.	Others	0	0
	Total Contingencies Claims	**591**	**2,144**
	Liabilities Contingencies		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	79,923	71,232
	- Foreign Currencies	6,377	5,956
	b. Others	350	0
2.	Outstanding Revocable Trade L/C	0	0
3.	Option Foreign Exchange Sales Contracts	0	0
4.	Others	9,187	12,367
	Total Liabilities Contingencies	**95,837**	**89,555**
	TOTAL NET CONTINGENCIES	**(95,246)**	**(87,411)**

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT. BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000

(In million Rupiah)

No	Account	Current	Special Mention	Sub Standard	Doubtful	Loss	Total	Current	Special Mention	Sub Standard	Doubtful	Loss	Total
1.	**Interbank Placements**	901,079	0	0	0	0	901,079	818,011	0	0	0	0	818,011
2.	**Securities**	7,312,778	0	0	0	0	7,312,778	7,230,252	0	0	0	0	7,230,252
3.	**Loans to Third Parties**												
	a. Connected(Related)Parties												
	- Property Loans	2,217	0	0	0	0	2,217	1,575	0	0	0	0	1,575
	- Restructured Loans	0	0	0	0	0	0	0	0	0	0	0	0
	- Others	15,317	0	0	0	0	15,317	19,097	0	0	0	0	19,097
	b. Other Parties												
	- Property Loans	95,721	1,623	707	0	6,562	104,613	72,151	835	1,344	222	8,290	82,842
	- Restructured Loans	2,868	20,414	3,480	0	0	26,762	4,255	31,966	0	0	0	36,221
	- Others	2,289,299	14,826	6,349	1,420	36,135	2,348,029	1,342,545	14,556	7,002	2,056	50,563	1,416,722
4.	**Equity Participation**												
	a.In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b.for Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	
5.	**Ohther Claims to Third Parties**	10,086	0	0	0	0	10,086	18,322	0	0	0	0	18,322
6.	**Commitments and contigencies to Third Parties**	193,652	0	0	0	367	194,019	187,408	650	0	0	420	188,478
	TOTAL	10,830,906	36,863	10,536	1,420	43,064	10,922,789	9,701,505	48,007	8,346	2,278	59,273	9,819,409
7.	**Compulsory Allowance for Earning Losses**	45,816	1,833	568	259	28,836	77,312	28,504	2,369	266	595	35,795	67,529
8.	**Capital Adequacy Ratio**						20.40%						38.10%
9.	**Total Small Scale Bussiness Credit**						731,649						480,029
10.	**Total Interbank Liabilities**						148,430						119,015

PT BANK BUANA INDONESIA Tbk.
per September 30, 2001 and 2000
Manajement and Owners

Manajement

Board of Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Board of Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy
- Director :	Safrullah Hadi Saleh *

* since October 2001

Owners

- PT Sari Dasa Karsa	:	73,83%
- Others		6,17%
- Public	:	20,00%
Total	:	100.00%

Jakarta, November 22, 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Director

PARDI KENDY
Director

PT BANK BUANA INDONESIA Tbk.

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 6322373

NERACA
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	30 September 2001	30 Septembe 2000
	AKTIVA		
1.	Kas	91.216	84.59
2.	Giro Bank Indonesia	502.388	461.70
3.	Giro pada bank lain		
	a. Rupiah	4.044	3.60
	b. Valuta asing	138.672	95.57
4.	Penempatan pada bank lain		
	a. Rupiah	66.600	3.26
	b. Valuta asing	691.763	715.57
	PPAP - Penempatan pada bank lain -/-	(18.096)	(11.71
5.	Surat Berharga yang Dimiliki		
	a. Rupiah	6.871.828	7.016.44
	b. Valuta asing	440.950	213.80
	PPAP - Surat Berharga yang Dimiliki -/-	(1.545)	(67
6.	Obligasi Pemerintah	0	[illegible]
7.	Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo)	0	[illegible]
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali (reverse repo) -/-	0	[illegible]
8.	Tagihan Derivatif	455	[illegible]
	[illegible] - Tagihan Derivatif -/-	(5)	[illegible]
9.	[illegible] yang diberikan		
	[illegible]upiah		
	- pihak terkait dengan bank	17.534	20.67
	- pihak lain	2.371.143	1.412.09
	b. Valuta asing		
	- pihak terkait dengan bank	0	[illegible]
	- pihak lain	108.261	123.68
	PPAP - Kredit yang diberikan -/-	(132.670)	(104.50
10.	Tagihan Akseptasi	9.631	18.32
	PPAP - Tagihan Akseptasi -/-	(96)	[illegible]
11.	Penyertaan	7.889	7.88
	PPAP - Penyertaan -/-	(79)	(7
12.	Pendapatan yang masih akan diterima	43.104	10.22
13.	Biaya dibayar dimuka	14.571	16.25
14.	Uang Muka Pajak	43.334	21.21
15.	Aktiva Pajak Tangguhan	0	[illegible]
16.	Aktiva Tetap	285.622	184.19
	Akumulasi Penyusutan Aktiva Tetap -/-	(101.585)	(70.47
17.	Aktiva Sewa Guna Usaha	0	[illegible]
	Akumulasi Penyusutan Aktiva Sewa Guna Usaha -/-	0	
18.	Agunan yang diambil alih	26.745	82.39
19.	Aktiva lain-lain	87.057	130.84
	TOTAL AKTIVA	**11.568.731**	**10.434.91**
	PASIVA		
1.	Giro		
	a. Rupiah	1.808.483	1.570.57
	b. Valuta asing	976.968	796.28
2.	Kewajiban segera lainnya	147.933	110.90
3.	Tabungan	3.824.990	3.923.07
4.	Deposito Berjangka		
	[illegible]upiah		
	[illegible]ihak terkait dengan bank	31.661	44.53
	- pihak lain	3.299.832	2.712.15
	b. Valuta asing		
	- pihak terkait dengan bank	16.844	29.16
	- pihak lain	360.590	320.42
5.	Sertifikat Deposito		
	a. Rupiah	19	3
	b. Valuta asing	0	
6.	Surat Berharga yang dijual dengan janji dibeli kembali (repo)	0	
7.	Kewajiban Derivatif	267	
8.	Kewajiban Akseptasi	9.631	18.32
9.	Surat Berharga yang Diterbitkan		
	a. Rupiah	0	
	b. Valuta asing	0	
10.	Pinjaman yang diterima		
	a. Rupiah		
	- pihak terkait dengan bank	0	
	- pihak lain	54.343	60.67
	b. Valuta asing		
	- pihak terkait dengan bank	0	
	- pihak lain	23.503	
11.	Kewajiban Sewa Guna Usaha	0	
12.	Beban bunga yang masih harus dibayar	26.891	17.9
13.	Taksiran pajak penghasilan	0	
14.	Kewajiban lain-lain	144.198	141.2
15.	Pinjaman Subordinasi	0	
16.	Modal Pinjaman	0	
17.	Hak Minoritas	0	
18.	Ekuitas		
	- Modal disetor	485.000	485.0
	- Agio (disagio)	23.567	23.5
	- Modal sumbangan	0	
	- Selisih penjabaran laporan keuangan	0	
	- Selisih penilaian kembali aktiva tetap	0	
	- Laba (rugi) belum direalisasi dari surat berharga	0	
	- Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.2
	- Saldo laba (rugi)	340.231	187.2
	TOTAL PASIVA	**11.568.731**	**10.434.9**

PERHITUNGAN LABA RUGI DAN LABA DITAHAN
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	30 September 2001	30 September 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**PENDAPATAN BUNGA**		
	1.1. Hasil bunga		
	a. Rupiah	1.091.368	770.082
	b. Valuta asing	63.628	53.472
	1.2. Provisi dan komisi		
	a. Rupiah	17.065	11.91
	b. Valuta asing	334	22
	JUMLAH PENDAPATAN BUNGA	**1.172.395**	**835.69**
2.	**BEBAN BUNGA**		
	2.1. Beban bunga		
	a. Rupiah	696.041	523.71
	b. Valuta asing	45.133	40.27
	2.2. Beban Lainnya	3.975	1.35
	JUMLAH BEBAN BUNGA -/-	**745.149**	**565.33**
	PENDAPATAN BUNGA BERSIH	**427.246**	**270.35**
3.	**PENDAPATAN OPERASIONAL LAINNYA**		
	3.1. Provisi, komisi, fee	5.707	21
	3.2. Pendapatan transaksi valuta asing	22.886	383.89
	3.3. Lainnya	73.876	52.54
	JUMLAH PENDAPATAN OPERASIONAL LAINNYA	**102.469**	**436.65**
4.	**BEBAN OPERASIONAL LAINNYA**		
	4.1. Beban Administrasi dan Umum	123.197	105.65
	4.2. Beban Personalia	139.884	99.59
	4.3. Penyisihan dan Penurunan atas Aktiva Produktif	85.800	24.0
	4.4. Beban lainnya	21.856	378.4
	JUMLAH BEBAN OPERASIONAL LAINNYA -/-	**370.737**	**607.6**
	PENDAPATAN (BEBAN) OPERASIONAL BERSIH	**158.978**	**99.3**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
5.	Pendapatan Non Operasional	19.544	4.2
6.	Beban Non Operasional	1.288	8.8
	PENDAPATAN (BEBAN) NON OPERASIONAL BERSIH	**18.256**	**(4.6**
7.	Pendapatan/Beban Luar Biasa	0	
8.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	177.234	94.7
9.	Taksiran pajak penghasilan -/-	0	
10.	**LABA/RUGI TAHUN BERJALAN**	**177.234**	**94.7**
11.	**HAK MINORITAS -/-**	0	
12.	**SALDO LABA (RUGI) AWAL TAHUN**	162.997	92.5
13.	Dividen -/-	0	
14.	**SALDO LABA (RUGI) AKHIR PERIODE**	**340.231**	**187.2**
15.	**LABA BERSIH PER SAHAM**	**182,72**	**141,**

LAPORAN KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	30 September 2001	30 September 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian valuta asing berjangka	18.981	38.922
3.	Pembelian valuta asing tunai yang belum diselesaikan	53.213	32.925
4.	Lainnya	0	0
	Jumlah Tagihan Komitmen	**72.194**	**71.847**
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1.360.452	1.107.112
	b. Valuta asing	0	0
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	59.961	72.090
3.	Penjualan valuta asing berjangka	38.593	38.780
4.	Penjualan valuta asing tunai yang belum diselesaikan	47.408	26.340
5.	Lainnya	0	0
	Jumlah Kewajiban Komitmen	**1.506.414**	**1.244.322**
	JUMLAH KOMITMEN BERSIH	**(1.434.220)**	**(1.172.475)**
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi dari bank lain		
	a. Rupiah	0	0
	b. Valuta asing	0	0
2.	Pembelian opsi valuta asing	0	0
3.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	591	2.144
	b. Valuta asing	0	0
4.	Lainnya	0	0
	Jumlah Tagihan Kontinjensi	**591**	**2.144**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	79.923	71.232
	- Valuta asing	6.377	5.956
	b. Akseptasi atau endosemen surat berharga	0	0
	c. Lainnya	350	0
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	0
3.	Penjualan opsi valuta asing	0	0
4.	Lainnya	9.187	12.367
	Jumlah Kewajiban Kontinjensi	**95.837**	**89.555**
	JUMLAH KONTINJENSI BERSIH	**(95.246)**	**(87.411)**

4

KUALITAS AKTIVA PRODUKTIF
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Per 30 September 2001						Per 30 September 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
1.	Penempatan pada bank lain	901.079	0	0	0	0	901.079	818.011	0	0	0	0	818.011
2.	Surat-surat berharga	7.312.778	0	0	0	0	7.312.778	7.230.252	0	0	0	0	7.230.252
3.	Kredit yang diberikan												
	a. Pihak terkait dengan bank												
	- kredit properti	2.217	0	0	0	0	2.217	1.575	0	0	0	0	1.575
	- kredit yang direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	- lainnya	15.317	0	0	0	0	15.317	19.097	0	0	0	0	19.097
	b. Pihak lain												
	- kredit properti	95.721	1.623	707	0	6.562	104.613	72.151	835	1.344	222	8.290	82.842
	- kredit yang direstrukturisasi	2.868	20.414	3.480	0	0	26.762	4.255	31.966	0	0	0	36.221
	- lainnya	2.289.299	14.826	6.349	1.420	36.135	2.348.029	1.342.545	14.556	7.002	2.056	50.563	1.416.722
4.	Penyertaan												
	a. Pada perusahaan keuangan	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lainnya	10.086	0	0	0	0	10.086	18.322	0	0	0	0	18.322
6.	Komitmen dan Kontinjensi	193.652	0	0	0	367	194.019	187.408	650	0	0	420	188.478
	JUMLAH	10.830.906	36.863	10.536	1.420	43.064	10.922.789	9.701.505	48.007	8.346	2.278	59.273	9.819.409
7.	PPAP yang wajib dibentuk	45.816	1.833	568	259	28.836	77.312	28.504	2.369	266	595	35.795	67.529
8.	Rasio Kewajiban Penyediaan Modal Minimum (%)						20,40%						38,10%
9.	Total Kredit Usaha Kecil						731.649						480.029
10.	Total Antar Bank Pasiva						148.430						119.015

Catatan :

1. Laporan Keuangan ini Tidak Diaudit oleh Akuntan Publik.
2. Laporan Keuangan ini disajikan sesuai bentuk laporan yang ditetapkan pada Surat Bank Indonesia Nomor 2/315/DPNP/IDPnP tanggal 8 Nopember 2000 perihal Laporan Keuangan Publikasi Bank Umum dan Surat Bank Indonesia Nomor 3/148/DPNP/IDPnP tanggal 20 April 2001 perihal Penyajian Laporan Keuangan Publikasi posisi Maret 2001 serta Keputusan Ketua Bapepam Nomor Kep-06/PM/2000 tanggal 13 Maret 2000 mengenai perubahan Peraturan Nomor VIII.G.7 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs per tanggal 30 September 2001 USD 1 = Rp. 9.675, dan 30 September 2000 USD 1 = Rp. 8.780,-
4. * Efektif tanggal 1 Oktober 2001.

PENGURUS BANK

Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh *

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
Masyarakat	:	20,00%
Lain-lain	:	6,17%
TOTAL	:	100,00%

Jakarta, 22 Nopember 2001
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

ARIS JANASUTANTA SUTIRTO
Direktur

PARDI KENDY
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 10

PRESS RELEASE

Quarter III – 2001
Bank Buana books a gross profit of Rp. 177.23 billion
Jakarta, November 22, 2001

Bank Buana's Quarter III – 2001 gross profit has reached Rp. 177.23 billion or an increase of 87.11% compares to the same period the year before. With the assumption of income tax of 30%, the net profit would reach Rp. 124.06 billion.

Good Quality of Productive Asset. At the end of Quarter III-2001 total productive asset of Bank Buana reaches Rp. 10.57 trillion or a rise of Rp. 1.06 trillion. The highest increase is contributed from the loan distribution of Rp. 940.48 billion. Bad loans of 2.19% or Rp. 54.65 billion from total loan distribution Rp. 2,496.94 billion. Bank Buana's loan distribution still focuses on the small-medium scale of business in trading and industrial sector.

Third Party Funds' Composition. Both Current Account and Savings Account of 27% and 37% respectively from total third party funds are still dominant. Deposit compromises 36% from total. Bank Buana is able to achieve this success because of the trust from our Customers and the products offered are proved to be suitable with their needs. In addition, our networks of offices have enabled them to do their banking transaction easily moreover with the integrated "on line system that has just been introduced by Bank Buana.

For the last 3 quarters of 2001, Bank Buana has accumulated a high net profit of Rp. 427.24 billion or there is a boost of Rp. 156.89 billion compares to the same period the year before.

Equity. With profit accumulation for the last 3 quarters of 2001, total equity of Bank Buana has increased to Rp. 842.59 billion with CAR of 20.40%. Compares to the equity of Quarter III-2000 of Rp. 689.58 billion, the figure has risen by 22.19% or Rp. 153.01 billion.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 11

PRESS RELEASE

BANK BUANA OPENS 3 OFFICES

Jakarta, December 11, 2001

On December 10, 2001 Bank Buana has officially opened 3 new offices in Sumatera, Jambi Branch Office, Metro-Lampung Sub Branch Offices Pulo Berayan-Medan Sub Branch Office. With these 3 new offices, total offices of Bank Buana in Sumatera would be 22 offices and total of 154 offices in all over Indonesia spreads in 17 provinces.

In 1998, when many national banks have difficulties in booking profit thus make them unable to open new offices, on the contradictory, Bank Buana has able to open 7 new offices. In 1999 Bank Buana has opened another 3 offices, 9 offices in 2000 and 6 new offices in 2001.

The location of these new offices are somewhat similar to Bank Buana's other offices that are located in the center of business district, distribution and industry of medium to small scale of businesses. This strategy is in fact in line with Bank Buana's commitment to support the Indonesian economy from East to West as has been pictured in our logo of Indonesian archipelago.

Bank Buana new Branch Office in Jambi has been integrated with an on line system with other Bank Buana offices at Jakarta, Bekasi, Tangerang, Bogor, Serang, Bandung, Surabaya, Malang, Jember, Purwokerto and other offices planned to open in 2002.

ON December 6, 2001 Office of Public Listed Company Tax Service in its letter No. KEP-07/WPJ.06/KP.0404/2001 has given their approval on Bank Buana's fixed asset revaluation as has also been reported to Indonesian Capital Market Supervisory Board and Jakarta & Surabaya Stock Exchange on November 13, 2001. In that case, Bank Buana has another Rp. 103 billion in equity for 2001 as states by Maruba Sihaloho, Corporate Secretary of Bank Buana.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 12

ANNUAL REPORT 2001



PT BANK BUANA INDONESIA Tbk.

Corporate Information

Company Name:
PT BANK BUANA INDONESIA Tbk.

Head Office:

Jalan Gajah Mada No. 1A
Jakarta 10130
Tel: (021) 63865927, 6330585
Fax: (021) 6324467, 6324478
Website: www.bankbuana.com

Jalan Asemka No. 32-36, Jakarta 11110
Tel: (021) 6922901 (5 lines), 6922045 (7 lines),
6928645 (4 lines), 2601051 (12 lines), 2601055 (4 lines)
Fax: (021) 6912005, 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
PO BOX 4896, Jakarta 11048
Cable: Bank Buana Indonesia
Swift: B B I J I D J A

Date of Establishment:
August 31st 1956
Notarized by Eliza Pondaag, SH No.150
Republic of Indonesia Ministry of justice Decree
No. J.A.5/78/4 dated October 24th 1956

Business License:
Republic of Indonesia Ministry of Finance Decree
No. 203443/U.M II dated October 15th 1956
Commenced operations on November 1st 1956

Authorized Capital:
Rp. 900,000,000,000,-

Type of Business:
Banking

Number of Offices:
Office of Directors and Commissioners: 1
Operational Head Office: 1
Main Branches: 31
Sub Branches: 114
Cash Offices: 7
Total: 154




economy
overy

Foreword by The President Commissioner

By the end of July 2001 market trust was beginning to return, marked by a strengthening of the rupiah to Rp 8,425 to the US dollar. However, the Rupiah weakened, and finally at the end of 2001 it stood at Rp 10,400. This was caused by the increase in the demand of the private sector for payment of foreign loans. In August 2001 the International Monetary Fund signed a Letter of Intent with the Indonesian Government, and this was followed by a loan disbursement of USD 395 million.

The interest rate for Bank Indonesia promissory notes (SBIs) in 2001 rose dramatically from 14.81% at the beginning of the year to 17.59% by the end of the year. This policy was adopted by the monetary authority to stabilize the currency and check the rapid inflation as a result of the fuel price increases and electricity base tariffs.

Indonesia's real Gross Domestic Product in 2001 grew 3.32%, down from 4.9% in 2000. GDP for 2001 measured based on current prices stood at Rp 1.491 trillion, while GDP based on fixed 1993 prices reached Rp 411.1 trillion, up from Rp 397.7 trillion. Per capita income jumped from Rp 4.8 million in 2000 to Rp 7.2 million in 2001. Economic growth by sector showed a 5.94% increase in public and government consumption, and the trade sector grew by 5.11% among small-to-medium scale enterprises.

The national economy was still beset by principal and interest repayments on foreign loans, and payments of interest on bank recapitalization liabilities. State revenues from sales of assets controlled by the Indonesian Bank Restructuring Agency (IBRA) and state-owned corporations (BUMN) encountered a number of obstacles, with prices being slashed as a consequence of the sluggish global economy. This was also the case for tax revenue, especially corporate income tax, which was limited by the fact that many medium-to-large scale companies continued to post negative profit.

In terms of national banking performance in 2001, total assets rose from Rp 1,030.50 trillion at the end of 2000 to Rp 1,099.70 trillion at the end of 2001. Loans rose from Rp 320.40 trillion at the end of 2000 to Rp 358.60 trillion at the end of 2001. Although there was an increase in the amount of bank loans disbursed, and the ratio of non-performing loans fell from 18.80% at the end of 2000 to 12.10% at the end of 2001, net interest margins did not follow suit. This was the result of interest rates on recapitalization of liabilities being lower than average interest rates on funds held and interest rates for ex-restructured loan portfolios being below the commercial interest rate.

Having investigated of the macro situation that is not yet conducive and the structural losses faced by the national and international economies, The Board of Commissioners has provided direction for the Company to continue to focus on serving small-to-medium scale businesses operating in areas of trade, distribution and raw material and essential commodity manufacturing, and to exercise prudent banking practices in line with Bank Indonesia regulations. As a public-listed Company, the Company will uphold and implement prevailing regulations as determined by the capital market authorities, including the exercise of transparency and accountability.

The Company's financial performance is clearly a cause for celebration. Total assets grew from Rp 10,620.37 billion at the end of 2000 to Rp 12,274.10 billion at the end of 2001. In exercising its duty as a conduit for loan disbursement, the Company recorded an increase in loans receivable from Rp 1,810.05 billion at the end of 2000 to Rp 2,697.49 at the end of 2001. Non-performing loans were relatively low, at Rp 75.58 billion, or 2.8% of total loans.

Accumulated funds rose from Rp 9,587.69 billion at the end of 2000 to Rp 10,954.45 billion at the end of 2001. Current and deposit accounts dominated, allowing the Company some breathing space to manage solid liquidity. Capital from recorded net profit continues to rise each year. Capital Adequacy Ratio (CAR) at the end of 2001 stood at 23.71%, up from 20.65% in 2000.

The hard work of all the Company's staff, the support, trust and loyalties of our customers, and our consistency of service to small and medium-scale businesses are the key reasons why the Company is set to enjoy continued growth in the years to come.

Interest on income in 2001 stood at Rp 1,669.58 billion, an increase of Rp 489.38 billion from the previous year's figure of Rp 1,180.19 billion. This is a good result, considering the current difficulties faced by the banking industry, which have made it hard for banks to return sufficient interest revenue. Net profit after tax deduction of Rp 99.85 billion was Rp 259.90 billion in 2001.

In 2002, the Indonesian economy is not expected to show a marked change from 2001. However, if we continue to draw on our experience at exploiting opportunities in the midst of these trying times, consistently adopt prudent banking practices, and maintain sufficient Capital Adequacy Ratio and productive asset quality, we are optimistic that this growth will continue.

Loan disbursements will continue to increase, but selectively. The small-to-medium scale retail and commercial sectors will also continue to be the main focus of our business, encompassing the retail, trade, distribution and the raw material and essential production industries, which have proved able to survive despite the lengthy economic crisis.

We owe our deepest appreciation and gratitude for our achievements to all our customers, the public and related Government institutions that have given us their trust, support and cooperation, and we hope that this continues in the years to come.



R. Rachmad
President Commissioner


ECONOMY CRISIS

President Director's Report

The lack of consumer confidence that arose as a result of the ongoing economic crisis that began in 1997 showed little respite in 2001. State-approved foreign investment in 2000 stood at USD 15.4 billion, by contrast, between January and August 2001 it was only USD 5.7 billion. The economic stimulus stemming from the state development budget was insufficient, as a result of the limited national income from oil and gas exports, which in 2000 totaled USD 14.3 billion, but between January and August 2001 amounted to only USD 9 billion.

The development of the medium-to-large scale business sector was still beset by the problem of loans to IBRA. Public business activities were generally limited to small-to-medium scale businesses related to the production of essential goods and commodities.

The banking sector is making efforts to adopt a prudent approach to exercising its duty as a conduit for loan disbursement. This is reflected in the growth in loans through November 2001, a large part of loans are allocated to the trade and industry, 53.96% of total loans granted by the national banking sector, with the target being small-to-medium scale enterprises.

Amid this atmosphere of distrust and the resultant sluggishness of the global economy, PT Bank Buana Indonesia Tbk. has been marked by a solid reputation, sustainable growth and positive financial performance.

In response to public demand, the Company has adopted a simple method of recording performance. The national banking sector used to expand its funding and earnings through promotion, the Company has adopted a policy of controlled growth in line with its competency. At a time when banks are competing tooth and nail to offer the largest loans and credit line to corporate customers across multiple sectors, the Company is focusing on providing capital to small-to-medium scale customers within the trade and industry sectors.

While other banks begin to compete to offer loans to such businesses, as a result of past traumatic experiences of non-performing loans, the Company has, by contrast, long enjoyed established partnerships with small-to-medium scale businesses, which have held fast even in times of difficulty. Each branch office in our network is located in a center of trade, with our experience and knowledge of providing personalized service earning us wide recognition from the public and small-to-medium scale retailers, distributors and manufacturers as trusted partners.

We continue to develop various products, including technology-based products, so that our customers have access to products that meet their needs. Today we boast an expansive network of branches located at the heart of trade centers. We have an integrated online transaction system via 154 ATMs, allowing speedy completion of transactions for our customers. At the end of 2001, 85 of our offices, located in the country's major industrial centers of Jakarta, Bekasi, Tangerang, Bogor, Serang, Bandung, Surabaya, Malang, Jember, Purwokerto and Jambi, were already online, and the remainder will come online during 2002.

Since our establishment we have continually strengthened and retained public trust in the Company through sheer hard work. We will continue to make every effort to fulfill the service needs of our customers.

We are delighted with our financial performance in 2001, a year in which we recorded total assets of Rp 12,274.10 billion, an increase of Rp 1,653.73 billion from the 2000 figure of Rp 10,620.37 billion. The greatest source of assets came from third-party funds, which amounted to Rp 10,954.45 billion, an increase of Rp 1,366.76 billion. Net profit was recorded as Rp 259.90 billion. We successfully retained the composition of third-party funds, with current and savings accounts amounting to 63.51%, and deposits amounting to 36.49% of total accumulated third-party funds.

Productive assets were up on the previous year, especially loans, which totaled Rp 2,697.49 billion, an increase of Rp 887.44 billion from the 2000 figure of Rp 1,810.05 billion.

Operating income in 2001 rose sharply from 2000. Interest on income was Rp 1,669.58 billion, interest on expenses was Rp 1,001.41 billion, yielding a net interest on income of Rp 668.17 billion, an increase of Rp 262.68 billion,or 64.78% of the 2000 figure of Rp 405.49 billion.

Net profit on operating income was Rp 259.90 billion, an increase of 156%, or Rp 158.38 billion, from the 2000 figure of Rp 101.52 billion. This caused a corresponding rise in Return on Average Assets, which in 2001 amounted to 2.27%, and Return on Average Equity, which amounted to 30.13%.

These figures are considerably higher than the industry national average. The key to the Company's success is its productive asset quality, with non-performing loans totaling Rp 75.58 billion, or only 2.80% of total loans disbursed, and all kinds of productive assets yielded a commercial rate of interest. By contrast, Non-Performing Loans across the industry reached 12.10%.

Capital structure and total equity at the end of 2001 rose to Rp 1,028.85 billion, with a CAR of 23.71%, or 15.71% higher than the minimum 8% set by Bank Indonesia. With a total retained profit at the end of 2001 amounting to Rp 422.90 billion, the Company was able to increase its total capital and total outstanding stock.

In line with the improvements in managerial quality and banking knowledge, including a deep understanding of Bank Indonesia regulations, we continued to intensify efforts to develop our human resources across all employee levels. We will continue along this path in order to improve efficiency and produce banking employees with high competencies in customer service, who understand the importance of maintaining strong customer relationships.

Based on the trust shown by all our stakeholders in the Company, the entire Board of Commissioners, Directors and staff are taking clear steps to implement prudent banking practices – not merely a slogan - and to speed up the application of Good Corporate Governance, with the aim of establishing the Company as one which yields excellent returns for its stakeholders and a high level of prosperity for all our employees, and which plays a role in the development of the national economy by serving as a productive intermediary for the business world, and contributing to state revenues through tax payments.

Although we are still beset by a weak national economy, with hard work, focus on the correct market share, and the support of capable human resources, as well as a high level of customer loyalty, the efforts made by the Company are efforts that will be advantageous to us all, provided that they are managed consistently based on the establishment and exercising of prudent banking practices.

Jimmy Kurniawan Laihad

President Director

General Report

;afe, Convenient-
The Bank You
Can Trust

Adopting prudent banking practices is not merely a slogan, but a policy that has been consistently implemented over the last 4 decades, since we first established a relationship based on partnership with small-to-medium scale retail and commercial businesses.

Bank Buana's ability to serve these customers has been constantly strengthened and refined. We have consistently placed a high priority on our personal relationships with our customers. Our operations, business and products are driven by our adherence to State Budget and Bank Indonesia regulations.

In 2001, total assets totaled Rp 12,274.10 billion. Productive assets totaled Rp 11,297.11 billion. Loans payable totaled Rp 2,697.49 billion. Accumulated funds totaled Rp 10.954.45 billion. Net profit totaled Rp 259.90 billion, and total equity totaled Rp 1,028.85. Return on Assets totaled Rp 2.27%, and Return on Equity totaled 30.13%. Non-performing loans accounted for 2.80% of total loans paid. CAR stood at 23.71%.

We realized our business targets in 2001 through the implementation of a strategy of controlled growth. Accumulated funds, fund source composition from current, savings and deposit accounts were all similar. To avoid the reliance on private accounts, or the certain groups of depositors. The growth of funds, prioritizing quality and liquidity, and avoiding any concentration on fund growth in fixed portfolios.

The development of products and services has been shown to fulfill the need for customer banking. The Company's main products and services are:

1. Financing Products

a. Retail and Commercial Banking

Since the Company was founded, our mission has remained unchanged: to serve small-to-medium scale customers in the retail and commercial sector, especially in trade, distribution and production of raw materials and basic essentials. This segment provides the largest contribution to our business in terms of revenue. By maintaining a large customer base and capping loan facilities per borrower at a relatively small value, we have been able to keep our credit risk at a relatively low level.

b. Consumer Banking

Consumer loans offered by the Company are made through the Company's KPR-Pondok Buana and KKB-Oto Buana schemes, both of which target our existing retail and commercial customers.

c. Corporate Banking

The Company also serves medium-to-large scale customers that require working capital and investment to expand the activities of the industrial sector producers of raw materials and basic needs, and export -oriented manufacturing companies.

2. Product and Services

a. Current Accounts

Funds may be withdrawn by cheque, current account and other means of payment. The use of funds and liquidity arrangements is widely available to customers.

b. Productive Foreign Exchange Accounts

Third-party deposits and withdrawals may be performed on any working day. A variety of currencies are available, giving customers the opportunity to profit from exchange rate fluctuations.

c. Savings Accounts

Customers can benefit from the following savings accounts, each with deposit and withdrawal facilities:

(i) Priority Savings Account

Savings accounts are offered to individuals, companies and foundations with an interest rate calculated based on the lowest current account balance within the month.

(ii) Productive Savings Account

Interest on this account is calculated based on daily balance, which is multiplied to be eligible for Buana Promo program.

(iii) Buana Plus Savings Account

An account that allows withdrawals to be made through Arta Buana ATMs.

d. Time Deposits

Third-party savings may be held in Rupiah, US Dollars, Euros, Singapore Dollars and other foreign currencies, with a choice of one, three, six and twelve-month terms.

3. Services and Electronic Banking

Services include letter of credit, bank guarantee, transfer, encashment and safe deposit box. Buana Mobile Banking electronic banking services make it easy for customers to conduct transactions whenever they wish.

With the application of banking information technology, the Company has gained recognition as the first bank to install IBM/AS 400 series 830 machines in the Asia Pacific region. The development of our electronic-based products is aimed at fulfilling our customers' needs and instilling a feeling of security.

Our network of 154 offices and 35 ATMs are located in trade and distribution centers, making it easy for customers to access them and do their banking.



Table of Network Branches Distribution

No	Province/City	A	B	C	D	E	Total	F
1	Medan	-	-	1	5	-	6	-
2	Pekanbaru	-	-	2	2	-	4	-
3	Palembang	-	-	1	4	-	5	-
4	Bengkulu	-	-	1	2	-	3	-
5	Lampung	-	-	1	2	-	3	-
6	Jambi	-	-	1	-	-	1	1
7	DKI Jakarta	1	1	3	36	-	41	30
8	West Java	-	-	4	15	3	22	1
9	Banten	-	-	1	2	-	3	-
10	Central Java	-	-	4	15	-	19	1
11	Yogyakarta	-	-	1	3	-	4	-
12	East Java	-	-	5	16	3	25	2
13	Denpasar	-	-	1	5	-	6	-
14	Sulawesi	-	-	1	1	-	2	-
15	East Kalimantan	-	-	2	4	-	6	-
16	West Kalimantan	-	-	1	1	1	3	-
17	South Kalimantan	-	-	1	1	-	2	-
	Total	**1**	**1**	**31**	**114**	**7**	**154**	**35**

A = Directors' and Commissioners' Office; B = Head Office; C = Branch Offices; D = Sub-branch Offices; E = Cash Outlets; F = ATMs

The development of our human resources is designed to strengthen the commitment of our staff at all levels to forging lasting alliances between Bank Buana and our customers. The composition of Company staff as of 31 December 2001 was:

	Description	Personnel	%
I.	**Management**		
	1. Board of Directors	6	0.13
	2. Executive Vice President	5	0.11
	3. Top Executive	42	0.90
	4. Middle Executive	784	16.79
	5. Staff and Non Staff	3,831	82.07
Total		**4,668**	**100.00**
II.	**Education**		
	1. S2 (Master)	5	0.11
	2. S1 (Bachelor)	997	21.36
	3. Diploma	553	11.84
	4. Elementary up to Senior High School	3,113	66.69
Total		**4,668**	**100.00**

· Top Executive consisting of Division Head and Branch Head.

· Middle Executive consisting of Deputy Division Head, Deputy of Branch, Department Head, Sub Branch Head, Deputy of Department Head, Cash Office Head and Authorized signer

As part of the greater community, the Company has implemented a number of activities and services through direct visits and provision of assistance to several orphanages. The Company plays an active role in the development and socialization of national boxing, as the main sponsor of various clubs, in line with its social responsibilities to the community.

Challenges and Opportunities

The sluggish global economy and the repercussions from the World Trade Center attacks have served to hamper economic recovery in Asia, including Indonesia. Internal political stability and donor support has helped to stabilize the rupiah, bank interest rates, and market confidence in the country's eventual economy recovery.

In 2002, the Indonesian economy is projected to grow by 3.5%. There is still a demand for basic and household goods for the country's 220 million inhabitants, with a per capita income of USD 700, and the Government is still the main contributor to the economy, with growth expected to be around 7.8%. In terms of supply, however, manufacturers of basic goods and export-oriented products will be the main players, and are expected to grow by around 4.6%.

Looking at the country's economic forecast for 2002, and the still-dominant opportunities within the consumer and manufacturing sectors, the Company has an opportunity to return sufficient financial growth, because its customers are mainly from the trade and industry sector. Credit-type loans will increase in line with the growth of these two sectors.



Share Trading

A total of 960,300,000 shares, or 99% of the 970,000,000 shares recorded by the Company have been issued and traded on the Jakarta and Surabaya Stock Exchanges. The increase in price and volume of shares in the Jakarta Stock Exchange for two quarters of 2000 and throughout was:

MONTH	Year of 2000			Year of 2001		
	Price Rp / Stock		Volume (,000Unit)	Price Rp / Stock		Volume (,000Unit)
	Highest	Lowest		Highest	Lowest	
January	-	-	-	775	700	2,040
February	-	-	-	700	675	330
March	-	-	-	700	650	710
April	-	-	-	675	650	310
May	-	-	-	700	675	75
June	-	-	-	700	625	150
July	900	800	15,120	725	675	630
August	880	785	14,730	675	625	160
September	820	775	2,940	675	625	425
October	800	750	1,230	650	600	405
November	775	725	1,165	700	600	285
December	775	750	1,130	950	625	6,630

Share of Dividends

In line with Chapter XII in the General Share Prospectus published on 1 July 2000, the Company's cash dividend liabilities were:

Net Profit	Dividend Cash of Net Profit
Up to Rp 100 billion	25%
Over Rp 100 billion	30%


STOCK EXCHANGE

Realization of Cash Dividends

In 2001, from net profit in 2000, the Company paid out dividends of Rp 31,040,000 – or Rp 32 per share – on 970,000,000 fully registered shares based on the decision of the Annual General Shareholders' Meeting on 25 May 2001.

Paid-up Capital

The Company's working capital of Rp 900,000,000,000 – divided into 1,800,000,000 shares at a nominal rate of Rp 500 per share. Paid-up capital amounting to Rp 485,000,000,000 was divided by 970,000,000 shares. The composition of shareholders published by PT Sirca Datapro Perdana on 31 December 2001 was as follows:

No	Name	Volume	%
1	10 Personal Establisher less than 1% ownership	59,853,000	6.17
2	Makindo Tbk. Ltd. Co	63,980,000	6.60
3	Public	130,020,000	13.40
4	Sari Dasa Karsa Ltd. Co	716,147,000	73.83
	Total	**970,000,000**	**100.00**

Shareholder Relationships and Organizations

Share ownership by the Company's Board of Commissioners and Board of Directors in the Company and other companies is:

Name	Company		Sari Dasa Karsa. Ltd. Co		Kota Mas Permai. Ltd. Co	
	Position	Share numbers	Position	Share numbers	Position	Share numbers
Raden Rachmad	Chairman	-	-	-	-	-
Lukito Winarto	Com	0.17%	-	2.79%	-	60.00%
Wimpie Wirja Surja	Com	-	-	-	-	-
Jimmy Kurniawan Laihad	PresDir	-	-	-	-	-
Kamaruddin	Dir	-	-	-	-	-
Aris Janasutanta Sutirto	Dir	-	-	-	-	-
Eddy Muljanto	Dir	0.68%	-	11.00%	-	-
Pardi Kendy	Dir	-	-	-	-	-
Safrullah Hadi Saleh	Dir	-	-	-	-	-

Com = Commissioner, PresDir = President Director, Dir = Directors

Share Participation in Other Companies

The Company's participation in ownership of shares in other companies totaled Rp 7.89 billion, with the greatest value of shares being held by PT. Bank Keppel TatLee Buana (Rp 7.5 billion).

Transactions with related parties

Transactions with parties having a special relationship with the Company as of 31 December 2001, comprising loans provided, fixed asset insurance, lease of buildings, current accounts, savings accounts, fixed-term deposit accounts, purchase and sale of foreign exchange fixed-term contracts with outstandings were:

Transaction (Rp billion)	2001		2000	
	Total	% of total	Total	% of total
Loans receivable outstanding	37.22	1.38%	26.47	1.46%
Fixed assets insurance	101.01	100.00%	111.14	100.00%
Prepaid rent expenses	0.17	1.13%	9.56	68.20%
Paid rent liabilities	9.56	84.56%	7.34	85.95%
Insurance liabilities	2.16	100.00%	1.52	100.00%
Demand deposits	155.06	5.03%	157.51	6.49%
Savings account	16.42	0.42%	40.56	1.05%
Time deposits	65.90	1.65%	69.77	2.11%
Foreign exchange contract liability	-	-	2.39	9.09%



Fixed assets worth 5% or more than total fixed assets

The value of fixed assets held by the Company as of December 2001 totaled Rp 299.59 billion. The Company's fixed assets worth more than 5% of the total value of fixed assets were land and Head Office buildings located on Jl Asemka No. 32-34, West Jakarta valued at Rp 15.55 billion, or 5.19% of total fixed assets.

Adherence to Capital Market Regulations

The Company did not conduct any transactions in the information category and material value, either relating to investment, expansion, divestment or acquisitions. Neither did the Company conduct contradictory transactions as stipulated in Indonesian Regulatory Authority for Indonesian Capital Markets (Bapepam) Regulation No. IX/E.1, Bapepam Decree No. 32/PM/2000 dated 22 August 2000.

In order to fulfill Bapepam's terms and conditions, the Company has elected an Independent Commissioner, and passed on all reports in accordance with type and time limit. In 2001, total salaries and allowances paid by the Company to members of the Board of Commissioners was Rp 2.09 billion, and total salaries and allowances paid to members of the Board of Directors was Rp 9.55 billion.

Implementation of Prudent Management Practices

As an Indonesian bank, the Company is compliant with all the terms and conditions set out by Bank Indonesia. As of 31 December 2001, the Bank's CAR was 23.71%, or 15.71% higher than the minimum 8% requirement. Similarly, the ratio of total loans to non-performing loans was 2.80%, or 2.20% lower than the allowable maximum of 5%.

The Board of Directors holds a weekly operations and financial evaluation meeting, at which the Board of Commissioners and the Audit Council routinely discuss policies instigated by the Board of Directors, the realization of operations and finances, and the results of the Internal Audit Unit (SKAI).

Key Financial Data

Description (Rp billion)	December 31				
	2001	2000	1999	1998*	1997*
Assets					
Cash on hand	122.67	148.48	131.50	69.83	57.78
Demand deposits with Bank Indonesia	518.88	474.23	423.24	301.14	127.66
Demand deposits with other banks, net	87.29	123.55	122.12	120.81	87.87
Placements with other banks, net	1,039.18	870.24	912.15	562.65	728.79
Marketable securities, net	6,273.14	6,460.84	6,840.84	4,842.00	257.97
Derivative receivable***	2.36	2.41	-	-	-
Obligations with reselling contract, net	1,168.43	478.56	-	-	-
Loans receivable, net	2,621.86	1,761.45	841.37	780.95	1,616.41
Acceptance receivable***	16.69	9.88	-	-	-
Investments	7.81	7.81	15.24	15.24	15.31
Other debts	35.45	23.13	11.61	12.76	62.09
Fixed assets, net	299.59	134.73	108.49	104.90	75.19
Other assets, net	80.75	125.06	137.78	60.66	50.07
Total assets	**12,274.10**	**10,620.37**	**9,544.34**	**6,870.94**	**3,079.14**
Liabilities and Equity					
Immediate liabilites	51.62	57.82	32.65	25.02	25.11
Demand depostis	3,082.17	2,428.12	2,090.73	1,431.78	642.59
Savings account	3,887.51	3,864.63	3,612.50	2,290.38	902.88
Time deposits	3,999.22	3,303.60	3,031.70	2,569.05	929.38
Certificates of deposits	0.02	0.03	0.04	0.38	1.37
Derivative liabilites***	2.66	-	-	-	-
Acceptance liabilities***	16.86	9.98	-	-	-
Borrowings	67.11	139.43	118.57	67.08	275.45
Accrued expenses	34.38	28.74	27.15	83.98	67.46
Taxes payable	62.99	49.31	53.82	83.94	14.73
Other liabilities	38.33	40.91	24.36	23.49	28.43
Estimated loss on off balance sheet transactions	2.38	1.53	1.50	9.72	-
Total liabilities	**11,245.25**	**9,924.10**	**8,993.02**	**6,584.82**	**2,887.40**
Total equity	**1,028.85**	**696.27**	**551.32**	**286.12**	**191.74**
Total liabilities and equity	**12,274.10**	**10,620.37**	**9,544.34**	**6,870.94**	**3,079.14**
Income statement					
Interest revenue	1,669.58	1,180.19	1,775.13	2,285.42	454.84
Interest expenses	1,001.41	774.70	1,208.74	1,499.75	309.38
Net interest income	668.17	405.49	566.39	785.67	145.46
Other operational expenses, net	274.70	280.10	383.65	220.84	86.01
Net operating income before allowances for uncollectible loans and other loss expenses	393.47	125.39	182.74	564.83	59.45
Recovery of allowances for uncollectible loans and other loss expenses	(36.83)	32.22	215.27	(402.66)	(16.87)
Net operating income	356.64	157.61	398.01	162.17	42.58
Net operational revenue and expenses	3.11	3.63	(3.15)	0.67	1.38
Net income before tax	359.75	161.24	394.86	162.84	43.96
Tax expenses	99.85	59.72	115.81	65.92	15.95
Net income of the year	259.90	101.52	279.05	96.92	28.01
Earning per share (in whole Rupiah)**	268	133	625	247	90

* *Returned in accordance with PSAK 46 dan PSAK 50*

** *For 1997 and 1998 it is assumed that there has been a break in the nominal share value from Rp 500,000 to Rp 500*

****For 2000 and 2001, the audit work was carried out in accordance with PSAK 31 (Revision 2000), which obligates auditing of invoices and derivative liabilities, invoices and accepted liablilities*

Financial Ratio

DESCRIPTION (Rp billion)	December 31				
	2001	2000	1999	1998*	1997*
Financial Ratio					
Total liabities to total assets	91.62	93.44	94.22	95.84	93.77
Total liabities to total equity	1,092.99	1,425.32	1,631.17	2,301.42	1,505.89
Total loan receivable to total assets	21.98	17.04	9.53	16.53	53.62
Total productive assets to total assets	92.04	91.84	92.31	97.28	89.14
Total third party funds to total assets	89.37	90.36	91.52	91.57	80.42
Operational Business Ratio					
Net Interest income to Average total assets	5.84	4.02	6.90	15.79	5.10
Net Interest income to Average total equity	77.46	65.00	135.27	328.83	79.11
Net Interest income to total productive assets	6.33	4.36	7.31	16.67	5.83
Net other operational expenses to Average total assets	2.40	2.78	4.67	4.44	3.02
Net other operational expenses to Average total equity	31.85	44.90	91.60	92.39	46.78
Net other operational expenses to Average total productive assets	2.63	3.08	5.18	5.01	3.44
Return on assets	2.27	1.01	3.40	1.95	0.98
Return on equity	30.13	16.28	66.64	40.57	15.23
Net income to Average total productive assets, net	2.46	1.09	3.60	2.06	1.12
Operational revenue (expenses) to interest revenue	21.36	13.35	22.42	7.10	9.36
Net income before tax to interest revenue	21.54	13.66	22.24	7.12	9.66
Net income to interest revenue	15.57	8.60	15.72	4.24	6.16
Growth Ratio					
Net interest income	64.78	(28.41)	(27.91)	440.11	1.70
Net operational revenue (expenses)	126.30	(60.40)	145.43	280.86	(4.67)
Net income	156.00	(63.62)	187.91	246.05	(13.12)
Total assets	15.57	11.17	38.91	123.15	17.49
Total liabilities	13.31	10.24	36.57	128.05	18.11
Total equity	47.76	26.29	92.69	49.22	8.94
Loans receivable to total productive assets, net	23.82	18.52	10.32	17.00	60.15
Loans receivable to third party funds (LDR)**	24.62	17.58	9.87	17.10	61.22
Allowances for loans written off to total loans receivable	2.80	2.69	7.46	31.26	2.10
Non performing loans to total loans receivable	2.80	3.85	13.26	57.08	9.23
Capital Adequacy Ratio (CAR)**	23.71	20.65	24.41	16.06	9.00

* *Returned in accordance with PSAK 46 and PSAK 50*

** *Calculation in accordance with Bank Indonesia Regulations*

Analysis and Management Discussion

The fluctuations in interest rates and national banking liquidity experienced in 2001 almost never happened. The structurization and consolidation of the banking sector, which had been taking place since 1998, had led to a return of consumer trust. However, the ability to record net interest on income was still the main problem, because of the amount of outstanding loan restructurization and the efforts to reduce non-performing loans. On the financing side, many banks still depended on time deposits with high rates of interest for their source of funding.

In the midst of this continuing consolidation, the Company has recorded above-average growth in financial performance.

Business and Financial Results

Net Profit

In 2001, the Company recorded net profit of Rp 259.90 billion, an increase of Rp 158.38 billion, or 156%, over the 2000 figure of Rp 101.52 billion. This increase in net profit had a positive effect on the total equity of the Company.

Main Profit and Loss Components

December 31 (Rp billion)	2001	2000	Growth	
	Rp.	Rp.	Rp.	%
Interest Income,comprised the credit provision	1,669.58	1,180.19	489.39	41.47
Interest Liability, comprised the paid provision	(1,001.41)	(774.70)	226.71	29.26
Net. Interest Income	668.17	405.49	262.68	64.78
Other operational income	107.68	38.59	69.09	179.03
Other operational liability	(419.21)	(286.47)	132.74	46.33
Net. Operational Income	356.64	157.61	199.03	126.28
Non Operational Income and Liability	3.11	3.62	(0.51)	(14.17)
Net Income before tax	359.75	161.23	198.52	123.13
Tax Expenses	(99.85)	(59.71)	40.14	67.22
Net. Income	259.90	101.52	158.38	156.00



Interest Revenue

Interest revenue in 2001 amounted to Rp 1,669.58 billion, an increase of Rp 489.39 billion, or 41.47%, over the 2000 figure of Rp 1,180.19 billion. The greatest increase came from income on securities amounting to Rp 301.99 billion, and income from interest on loans amounting to Rp 172.13 billion.

Graph showing Interest revenue



80%
60%
40%
20%
0%
72.04%
22.38%
3.43%
0.14%
2.11%
76.32%
16.94%
4.19%
0.19%
2.36%
2001
2000
Loans disbursed
Marketable Securities
Placement with other banks
Demand deposits with other banks
Commissions

Net income contribution from securities continued to dominate total interest on income, amounting to Rp 1,202.72 billion, and comprised interest on income from Bank Indonesia Certificates totaling Rp 1,036.23 billion, and interest on income from other securities totaling Rp 166.49 billion. As a percentage of interest on income from securities fell from 76.32% of total interest on income in 2000 to 72.04% of total interest on income in 2001. Loan interest revenue contributions given absolutely or as a percentage rose by Rp 199.91 billion, or 16.94% of total interest on income, in 2000, to Rp 372.03 billion, or 22.28% of total interest on income in 2001, owing to the increase in loans disbursed by the Company.

Rupiah loan interest rates stood at 17.65%, or almost the same as the interest rate for Bank Indonesia Certificates, which amounted to 17.59%. This was one attempt to maintain our relationship with our borrowing customers, and even attract new quality borrowers. More important, the growth achieved by the Company should be shared with all employees. This resulted in a fall in outstanding securities, while outstanding loans increased by a relatively large margin.

Table: Interest Revenue and Expenses

Desember 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Interest Revenue						
Loans receivable	372.03	22.28	199.91	16.94	172.12	86.10
Placement with other banks	57.22	3.43	49.50	4.19	7.72	15.59
Marketable Securities :	1,202.72	72.04	900.74	76.32	301.98	33.53
* Bank Indonesia Promessory Notes	1,036.23	62.07	857.21	72.63	179.02	20.88
* Other Marketable Securities	166.49	9.97	43.53	3.69	122.96	282.48
Demand Deposits with other banks	2.39	0.14	2.24	0.19	0.15	6.70
Commissions	35.22	2.11	27.80	2.36	7.42	26.69
Total Interest Revenue	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**489.39**	**41.47**
Interest Expenses						
Demand Deposits	141.43	14.12	121.32	15.66	20.11	16.57
Saving Accounts	391.47	39.09	334.00	43.11	57.47	17.21
Time Deposits	448.35	44.77	301.72	38.95	146.63	48.60
Interbank Borrowings	19.61	1.96	17.40	2.25	2.21	12.69
Others	0.55	0.05	0.26	0.03	0.29	111.54
Total Interest Expenses	**1,001.41**	**100.00**	**774.70**	**100.00**	**226.71**	**29.26**


%

Interest Expenses

Interest on expenses from third parties was the greatest component for total interest on expenses. Interest on expenses rose by 29.26%, or Rp 226.71 billion, from Rp 774.70 billion in 2000 to Rp 1,001.41 in 2001. Total interest on third-party expenses amounted to Rp 981.25 billion, or 97.98% of total interest on expenses.

Composition on expense interest on current, savings and deposit accounts compared to total interest on third-party expenses rose by 14.12%, 39.09% and 44.77% respectively. The composition of third-party funds held in current, savings and deposits was 28.11%, 35.40% and 36.49% of total third-party funds. The source of current account funding produced the greatest contribution to the Company's low average interest rate..

Net Interest Revenue

Net interest revenue amounted to Rp 668.17 billion in 2001, an increase of Rp 262,675, or 64.78%, over the 2000 net interest revenue, which totaled Rp 405.49 billion. This increase was in line with efficient and high-quality asset management. Of the total assets held by the Company, 92.04% were productive assets at a commercial rate of interest. Loan distributions supported the growth in customers' businesses, reflected in the absolute value and the low percentage of non-performing loans. The increase in net interest on income is also evidence of the high public confidence to deposit their funds in the Bank.

Graph showing Composition of Net Expenses



50%
40%
30%
20%
10%
0%
14.12%
39.09%
44.77%
1.96%
0.05%
15.66%
43.11%
35.95%
2.25%
0.03%
2001
2000
Loans disbursed
Marketable Securities
Placement with other banks
Demand deposits with other banks
Commissions

Other Operational Revenue

Other operational revenue as of 31 December 2001 and 30 December 2000 is shown in the table below:

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Other operational revenue						
Revenue from foreign currency transactions. Net	20.06	18.63	12.61	32.68	7.45	59.06
Revenue from derivative transactions. Net	9.20	8.54	1.94	5.04	7.26	373.20
Revenue from commissions and service non loans receivable	25.65	23.82	24.03	62.27	1.62	6.72
Other revenue. Net	52.78	49.01			52.78	
Total	**107.68**	**100.00**	**38.59**	**99.99**	**69.10**	**179.07**
Other operational expenses						
(Expenses) Recovery of allowance of loans written off, and other productive assets. Net	(36.83)	(8.78)	32.22	11.25	69.05	114.31
Un-realization revenue (Expenses) due to marketable securities traded value reduction	(6.15)	(1.47)			6.15	-
Personnel	(152.52)	(36.38)	(126.04)	(44.00)	26.48	21.01
Building	(24.03)	(5.73)	(15.05)	(5.25)	8.98	59.68
General and Administrative	(199.67)	(47.63)	(177.61)	(62.00)	22.06	12.42
Total	**(419.21)**	**(100.00)**	**(286.47)**	**(100.00)**	**132.74**	**46.34**
Total other operational revenue. Net	(311.53)	-	(247.88)	-	63.65	25.68

In 2001, the Company recorded other operational income of Rp 107.68 billion, an increase of Rp 69.10 billion from the 2000 figure of Rp 38.59 billion. The largest increase was from income from foreign exchange transactions amounting to Rp 7.45 billion, and income from derivative transactions amounting to Rp 7.26 billion. Estimated other operational income in 2001 rose by Rp 52.78 billion, especially from the return of the value of take over collateral amounting to Rp 35.67 billion.

Other Operational Expenses

In 2001, other operational expenses amounted to Rp 419.21 billion, an increase of Rp 132.74 billion from the 2000 figure, which was Rp 286.47 billion. Employee expenses totaling Rp 152.52 billion represented 36.38% of total other operational income.

Compared to employee overheads in 2000, there was an increase of Rp 26.48 billion, with the biggest rise recorded by salary payments amounting to Rp 5.51 billion, and pension payments amounting to Rp 5.68 billion.

General and administrative expenses rose by Rp 22.06 billion, or from Rp 177.61 billion in 2000 to Rp 199.67 billion in 2001. The General and administrative expenses occurred as a result of the increase in the costs of goods and services in 2001. Since maintenance costs rose by Rp 1.26 billion, telecommunications costs rose by Rp 4.04 billion, and stationery and catering costs rose by Rp 2.72 billion. Gratification costs rose by Rp 4.81 billion, and the losses from reduction rose by Rp 9.98 billion.

As a percentage, general and administrative expenses decreased in 2001, or 47.63% of total other operational expenses compared to the 2000 figure, which amounted to 62.60% of total other operational expenses.

Financial and Business Growth

Assets

As of 31 December 2001, total Company-owned assets amounted to Rp 12,274.10 billion. This represented an increase of Rp 1,653.73 billion, or 15.57%, from the 2000 figure of Rp 10,620.37 billion. The greatest increase was the result of the disbursement of loans totaling Rp 887.44 billion. Re-sellable liabilities totaling Rp 701.89 billion, owing to reclassification and forecast increases in securities and the rise in fixed assets totaling Rp 185.10 billion.

Investments

Accumulated funds were invested with productive assets. The Company's total productive assets totaled Rp 11,297.11 billion, or 92.04% of total assets, at the end of 2001. Investment in the Bank in securities continued to dominate, accounting for Rp 6,281.32 billion, or 55.60% of total productive assets. Of these, Bank Indonesia Certificates accounted for Rp 5.516 billion, or 48.83% of total productive assets. This increase of Rp 1,542.64 billion was the result of increases in loan disbursements amounting to Rp 887.44 billion, other securities amounting to Rp 523.04 billion, and placements with other banks worth Rp 170.65 billion.

Chart of Assets, Liabilities and Equity Growth



Rp billion
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
12,274.10
11,245.25
1,028.85
10,620.37
9,924.10
696.27
2001
2000
Assets
Liabilities
Equity

Table of Productive Assets

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Demand deposits with other banks	88.17	0.78	124.80	1.28	(36.63)	(29.35)
Placement with other banks	1,049.68	9.29	879.03	9.01	170.65	19.41
Marketable securities:	6,281.32	55.60	6,462.04	66.25	(180.47)	(2.79)
Bank indonesia Promissory notes	5,516.00	48.83	6,219.75	63.76	(703.50)	(11.31)
Other marketable securities	765.32	6.77	242.29	2.48	523.04	215.87
Purchase and sales of forward marketable securities contract	1,180.45	10.45	478.56	4.91	701.89	146.67
Loans receivable	2,697.49	23.88	1,810.05	18.56	887.44	49.03
Total	**11,297.11**	**100.00**	**9,754.48**	**100.00**	**1,542.64**	**15.82**



Loans

The national banking industry, of which the Company is a member, has not yet succeeded in maximizing its intermediary function, as is shown by the fact that the greater amount of funds are still deposited in the form of Bank Indonesian Certificates. In 2001, the Company granted loans totaling Rp 2,697.49 billion, a considerable increase of Rp 887.44 billion, or 49.03%, from the 2000 figure of Rp 1,810.05 billion.

Excess Company funds deposited as Bank Indonesia Certificates totaled Rp 5,516 billion were generated as a result of increased public trust in the prudent banking principles adopted by the Company.

We have the Skills and the Experience to Provide Excellent Service to the Small-to Medium Scale Business Community

The dominant economic sector funded by the Company is the trade, restaurant and hotel industry and the industrial sector, accounting for Rp 1,237.59 billion, or 45.88%, and Rp 660.55 billion, or 24.49% of total loans disbursed respectively. Loans granted to these two economic sectors grew by Rp 321.62 billion and Rp 237.67 billion respectively.

The Company's determination to concentrate on funding these two sectors is based on an assessment of Indonesia's economic potential, with its more than 220 million inhabitants and its constantly rising per capita income. With its population spread across a vast archipelago, there is a huge demand for basic commodities, a high mobility, and a broad link for related business players.

Table of Loans Disbursed by Economic Sector

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Agriculture and Agriculture infrastructure	20.15	0.75	11.79	0.65	8.36	70.88
Mining	0.62	0.02	0.28	0.02	0.34	121.43
Industry	660.55	24.49	422.88	23.36	237.67	56.20
Electricity, Gas and Water	0.25	0.01	0.27	0.01	(0.02)	(7.140)
Construction	51.23	1.90	34.86	1.93	16.37	46.95
Trading, restaurant and hotel	1,237.59	45.88	915.97	50.60	321.62	35.11
Transportation,warehousing and Communication	134.11	4.97	20,55	1.14	113.56	552.58
Business Service	265.64	9.85	100.11	5.53	165.53	165.35
Social Service	23.97	0.89	17.30	0.96	6.67	38.57
Others	303.38	11.25	286.04	15.80	17.34	6.06
Total	**2,697.495**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**



The distribution of loans granted by the Company at the end of 2001 based on a credit scale up to Rp 2.5 billion produced Rp 2,046.74 billion, or 75.87% of total loans disbursed. For loans of Rp 10 billion or more, loans totaling Rp 332.80 billion, or 12.34% of total loan disbursements, were granted.

On the credit scale up to Rp 500 million, loans totaling Rp 1,201.04 billion, or 44.52% or total loan disbursements, were granted. Loan disbursements reflected the fact that the Company's call for the establishment and implementation of prudent banking principles is no empty slogan.

Table of Loans Disbursed by Loan Scale

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Up to Rp 500 million	1,201.04	44.52	894.32	49.41	306.72	34.30
Rp 500 million to Rp 2,5 billion	845.70	31.35	494.03	27.29	351.67	71.18
Rp 2,5 billion to Rp 10 billion	317.95	11.79	294.47	16.27	23.49	7.98
Over 10 billion	332.80	12.34	127.24	7.03	205.56	161.56
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

We understand the pattern that governs the changing face of a business, and consider the need for working capital. The Company's borrowers are generally drawn from retail, trade, distribution, raw materials production and basic commodities backgrounds, with a 3-month turnover and grace period.

The Company offers a number of credit facilities in line with the requirements and business turnover of our customers. Our customers need current account loans to make payments in line with their business activities. The table below shows that current account loans totaled Rp 1,453.49 billion, or 53.88% of total loans granted in 2001.

Table of Loans Disbursement by Loan Types

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Current account overdrafts	1,453.49	53.88	956.15	52.82	497.34	52.01
Promissory loans	84.61	3.14	75.60	4.18	9.01	11.92
Import loans	51.83	1.92	28.65	1.58	23.18	80.91
Fixed loans	131.09	4.86	110.86	6.12	20.23	18.25
Installment loans	499.27	18.51	292.50	16.16	206.77	70.69
Housing loans	166.82	6.18	95.80	5.29	71.02	74.13
Investment loans	135.67	5.03	47.62	2.63	88.05	184.90
EXIM VI loans	7.04	0.26	15.95	0.88	(8.91)	(55.86)
Vehicle loans	123.45	4.58	135.14	7.47	(11.69)	(8.65)
Export loans	27.63	1.02	26.39	1.46	1.24	4.70
Agriculture project	0.52	0.02	2.64	0.15	(2.12)	(80.30)
Multi purpose loans	3.02	0.11	0.96	0.05	2.06	214.46
Employee loans	5.03	0.19	4.92	0.27	0.11	2.24
Apartment loans	0.56	0.02	1.33	0.07	(0.77)	(57.89)
Syndicated loans	7.46	0.28	15.54	0.86	(8.08)	(51.99)
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

Loans disbursed by the Company were predominantly in the form of working capital, and amounted to Rp 2,257.91 billion, or 83.70%, of total loans made. Total loan disbursements rose by Rp. 887.44 billion, with working capital accounting for Rp. 782.90 billion of this amount. Aside from a general greater need for credit, this increase was also the result of unit price increases for goods and services that occurred during 2001. Consumer loans accounted for Rp 305.75%, or 11.33%, including payments made for the purchase of vehicles and real estate for residential and business use.

Table of Loan Disbursement by Usage

December 31 (Rp billion)	2001		2000		Growth	
	Rp.	**%**	**Rp.**	**%**	**Rp.**	**%**
Working Capital	2,257.91	83.70	1,475.01	81.49	782.90	53.08
Investment	133.83	4.96	107.05	5.91	26.78	25.01
Consumption	305.75	11.33	227.99	12.60	77.76	34.11
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

After experiencing huge losses from non-performing loans, the national banking industry shifted its focus towards the retail and commercial sector. The small-to-medium scale retail and commercial entrepreneurs that have managed to continue trading are those that have continually applied prudent banking principles and taken out loans in line with their turnover. Goods and services sold or produced by them are mostly goods and services designed to meet basic community and household needs.

The Company's experience and knowledge of serving its retail and commercial customers since its establishment is reflected in the outstanding loans for the retail and commercial sectors, amounting to Rp 1,743.20 billion, or 64.62% and total loans disbursed. Consumer credit was recorded as high as Rp 298.88 billion, or 11.08% including home credit (KPR-Pondok Buana, and motor vehicle loans (KKB-Oto Buana).


pondok

Table of Loan Disbursement by Business Scale

December 31 (Rp billion)	2001		# Account	2000		# Account
	Rp.	%		Rp.	%	
Consumer loan	298.88	11.08	5.074	238.16	13.16	3.983
Retail & Commercial loan	1,743.20	64.62	11.280	1,142.56	63.12	9.404
Corporate loan	655.41	24.30	134	429.33	23.72	104
Total	**2,697.49**	**100.00**	**16.488**	**1,810.05**	**100.00**	**13.491**

The Company determines the loan maturity periods. In general, the funds were used for working capital for small-scale trading, distribution and industrial companies, with a three-month turnover. One-month fixed-term loans amounted to Rp 1,802.34 billion, or 66.82% billion - of total loans disbursed.

Table of Loan Disbursement by Maturity Date

(Rp. billion)

Desember 31 (Maturity)	2001		2000		Growth	
	Rp.	%	Rp.	%	Rp.	%
Up to 1 year	1,802.34	66.82	1,263.56	69.81	538.78	42.64
> 1 year - 3 years	524.40	19.44	332.86	18.39	191.54	57.54
> 3 years - 5 years	307.35	11.39	174.75	9.65	132.60	75.88
> 5 years	63.40	2.35	38.88	2.15	24.52	63.07
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**	**887.44**	**49.03**

Funding Sources

Third-Party Funds

Total third-party funds as of 31 December 2001 totaled Rp 10,954.45 billion, a significant increase of Rp 1,366.76 billion, or 14.25%, from the 2000 figure of Rp 9,587.69 billion.

Table of Composition and Total Third-Party Accounts

December 31 (Rp billion)	2001		# Account	2000		# Account
	Rp	%		Rp	%	
Demand Deposit	3,079.89	28.12	30.960	2,425.51	25.30	30.201
Saving Account	3,877.45	35.40	165.478	3,860.55	40.27	162.981
Time Deposit	3,997.12	36.49	40.524	3,301.63	34.44	36.119
Total	**10,954.45**	**100.00**	**236.962**	**9,587.69**	**100.00**	**229.301**

At the end of 2001 the average current account balance was Rp 99.47 million, compared to Rp 80.39 million at the end of 2000. Average savings account balance in 2001 was Rp 23.43 million, compared to Rp 23.71 million in 2000.

Graph Showing Third Party Fund Composition


50%
40%
30%
20%
10%
0%
28.12%
35.40%
36.49%
25.30%
40.27%
34.43%
2001
2000
Demand Deposits
Saving Accounts
Time Deposit

Loans Receivable

Loans receivable as of 31 December 2001 totaled Rp 67.11 million, a fall of Rp 72.32 billion from the 2000 figure of Rp 139.43 billion. Long-term loans fell by Rp 6.33 billion following the return of basic loans disbursed to farmers under the World Bank and Bank Exim Japan. The Company experienced no risk from exchange rate fluctuation, as the loans were paid off at the same rate of exchange as was recorded at the time of disbursement.

Table of Loan Receivable

December 31 (Rp billion)	2001	2000	Growth	
	Rp.	Rp.	Rp.	%
Borrowings from other banks	13.21	79.20	(65.99)	(83.32)
Short term borrowings				
Call money, Rupiah	-	79.00	(79.00)	(100.00)
Call money, Foreign Currencies	13.21	0.20	13.01	6.505
Long term borrowings	53.90	60.23	(6.33)	(10.51)
World Bank loan (AFP Facility)	4.91	5.80	(0.89)	(15.34)
Exim Bank of Japan loans	48.99	54.43	(5.44)	(9.99)
Total	**67.11**	**139.43**	**(72.32)**	**(51.87)**

Equity

Total equity as of 31 December 2001 amounted to Rp 1,028.85 billion, an increase of Rp 332.58 billion from the 2000 figure. The greatest increase resulted from net profit, which totaled Rp 259.90 billion, and from the difference in the value of fixed assets of Rp 103.28 billion following re-evaluation.

Management and Control of Risk

The Indonesian banking sector, of which the Company is a member, is demonstrating its adherence to Bank Indonesian policy and regulations, especially through its application and implementation of prudent banking practices. It is understood that any infringement of such principles can have serious consequences for the health rating of the bank, and could even lead to liquidation, and disrupt the entire banking sector.

Table of CAR Calculation and Breakdown

December 31 (Rp billion)	2001 Rp.	2000 Rp.	Growth Rp.
Tier I Capital			
Paid up capital	485.00	485.00	-
Additional paid up capital, Net	23.57	23.57	-
Difference of transactions value of controlled entity restructuring	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities available for sale	0.32	(0.11)	0.43
General reserve	10.00	2.00	8.00
Previous net income	153.00	90.51	62.49
Gain (loss) year end income. Net	129.95	50.76	79.17
Subtotal	**795.62**	**645.51**	**150.09**
Tier II Capital			
Difference of reappraisal of fixed assets	103.28	-	103.28
Allowances for possible productive assets losses	49.60	41.59	8.01
Borrowings capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**152.88**	**41.59**	**111.29**
Total Capital (Tier I and Tier II)	**948.50**	**687.10**	**261.38**
Registered capital	(7.90)		
Total capital	940.60		
Total Risk Weighted Asset	3,967.68	3,326.91	640.73
Minimum total capital adequacy ratio required	23.71%	20.65%	3.06%
Capital percentage	20.05%	19.40%	0.65%
CAR (according to BI)	8.00%	4.00%	4.00%

Capital Adequacy Ratio (CAR)

Total capital as of 31 December 2001 after calculation of on-off weighted risk assets was Rp 940.60 billion, an increase from the 31 December 2000 figure of Rp 687.10 billion. CAR was 23.71%, or 15.71% higher than the minimum allowable CAR of 8%.

Productive Asset Quality

The Company's success in recording high net interest revenue was due to support from its productive asset quality. From a total productive asset quality as of 31 December 2001 of Rp 11,297.11 billion, total provision for possible losses on productive assets amounted to Rp 75.78 billion, of which Rp 28.20 billion came from substandard loans, Rp 7.31 billion from doubtful loans, and Rp 40.08 billion from non-performing loans. Productive assets besides rupiah and foreign exchange loans fell into the current category.

Table of Loan Quality by Scale of Business

December 31, 2001 (Rp billion)	Loan Scale			
	Retail & Commercial	Consumer	Corporate	Total
Current	1,705.72	294.61	558.64	2,558.98
Special Mention	20.87	2.14	39.91	62.92
Substandard	8.78	1.76	17.66	28.20
Doubtful	3.61	0.21	3.49	7.31
Loss	4.22	0.16	35.71	40.08
Total	**1,743.20**	**298.89**	**655.41**	**2,697.49**
Total non performing loan	16.61	2.12	56.85	75.58
Non performing loan ratio	0.95%	0.71%	8.67%	2.80%
Total loan type to total loan ratio	64.62%	11.08%	24.30%	100.00%

December 31, 2000 (Rp billion)	Loan Scale			
	Retail & Commercial	Consumer	Corporate	Total
Current	1,107.13	234.17	346.77	1,688.42
Special Mention	13.52	1.83	36.54	51.88
Substandard	7.99	1.41	5.72	15.12
Doubtful	3.16	0.51		3.31
Loss	10.76	0.24	40.31	51.32
Total	**1,142.56**	**238.16**	**429.33**	**1,810.05**
Total non performing loan	21.91	1.80	46.03	69.75
Non performing loan ratio	1.92%	0.76%	10.72%	3.85%
Total loan type to total loan ratio	63.12%	13.16%	23.72%	100.00%

Retail and commercial loans increased from Rp 1,142.56 billion at the end of 2000 to Rp 1,743.20 billion at the end of 2001. Non-performing loans in these two sectors fell from Rp 21.91 billion to Rp 16.61 billion respectively. Consumer loans increased from Rp 238.16 billion to Rp 298.89 billion, while non-performing consumer loans increased from Rp 1.80 billion to Rp 2.12 billion. Corporate loans increased from Rp 429.33 billion to Rp 655.41 billion, while non-performing corporate loans increased from Rp 46.03 billion to Rp 56.85 billion. This high figure was the result of syndicated loans whose settlement is dependent on IBRA.

Table of Loan Quality by Economic Sector

December 31, 2001 (Rp billion)	Economic Sector					Total
	A	B	C	D	E	
Current	1,165.23	616.17	253.90	131.42	392.27	2,558.98
Special Mention	24.26	30.50	3.37	0.26	4.53	62.92
Substandard	20.77	1.86	1.99	1.44	2.15	28.20
Doubtful	1.52	5.49	0.03	0.00	0.26	7.31
Loss	25.80	6.54	6.36	0.99	0.39	40.08
Total	1,237.59	660.55	265.64	134.11	399.60	2,697.49
Non performing loan	48.10	13.89	8.37	2.43	2.80	75.58
Non performing loan ratio	3.89%	2.10%	3.15%	1.81%	0.70%	2.80%
Total loan type to total loan ratio	45.88%	24.49%	9.85%	4.97%	14.81%	100.00%

December 31, 2000 (Rp billion)	Economic Sector					Total
	A	B	C	D	E	
Current	841.06	393.54	90.70	19.20	343.93	1,688.43
Special Mention	39.54	7.71	0.71	0.00	3.92	51.88
Substandard	3.12	8.14	1.13	1.00	1.72	15.12
Doubtful	0.65	2.20	0.00	0.00	0.46	3.31
Loss	31.59	11.29	7.56	0.35	0.53	51.32
Total	915.96	422.88	100.11	20.55	350.55	1,810.05
Total non performing loan	35.36	21.63	8.69	1.35	2.71	69.75
Non performing loan ratio	3.86%	5.12%	8.68%	6.57%	0.77%	3.85%
Total loan type to total loan ratio	50.60%	23.36%	5.53%	1.14%	19.37%	100.00%

A = Trading, restaurant and hotel, B = Industry, C = Public service, D = Transportation, Warehousing & Telecommunication, E = Others

Current loans to the industrial sector increased from Rp 324.17 billion, while non-performing loans increased by only Rp 12.74 billion, as a result of the increase of Rp 17.65 billion in substandard loans. Current loans to the industrial sector increased by Rp 222.63 billion, while problem loans fell by Rp 7.74 billion.

From loans written off recorded by the Company, an intensive billing effort carried out by the Bank resulted in the recovery of additional revenue.

Table of Non-Performing Loans written off and recovered

December 31 (Rp billion)	2001	2000	Growth
Begining balance	48.60	67.86	(19.26)
Additional allowance of loan written off	16.74	0.00	16.74
Loan written off	(0.62)	(7.65)	7.03
Accumulation from loans previously written off	10.86	21.47	(10.61)
Recovery of allowance of loan written off		(33.08)	33.08
Allowance of Rates differential due to the	0.05	0.00	0.05
revaluation of foreign currencies	75.63	48.61	27.03
Total loan receivable	2,697.49	1,810.05	887.44
Total non performing loan	75.58	69.75	5.83
Ratio total non performing loan to total loan receivable (%)	2.80%	3.85%	(1.05%)
Ratio total written off to total loan receivable (%)	2.80%	2.69%	0.11%

The Company has implemented the following controls to prevent the possibility of risk from non-performing loans:

1. Loan growth is conducted in accordance with the Business Plan and Annual Work Plan for the particular scale of business and business sector funded. The business scale focuses on small-to-medium scale customers in the retail, trade, distribution and raw material, basic commodity and household goods manufacturing sectors.

2. Upon completion of due diligence, branch offices process loan requests by reviewing the customer's data and documentation, and sufficiency of collateral in line with the applicable policies and procedures. The request is then reviewed by the Loans Department.

3. The appropriate loan agreement is determined by the Board of Directors by means of a written decree that may be changed as needed. Every Branch Office Head is granted a specific level of authority based on the grade of that particular branch office. Loan requests that exceed the Branch Office Head's level of authority must be directed to the Loans Department's Central Office.

4. Monitoring of Loans
   a. Early monitoring includes the determination of payment schedules, collectibility and write-off in line with the regulations issued by each branch office.

   b. The Loans Department conducts research and monitoring covering the realization of loans, the development of loan quality, and the established level of write-off coverage.

   c. The Internal Audit Team conducts regular unscheduled checks of the loan portfolio development and reports its findings to the President Director.

   d. The Head of the Loans Department analyzes potential non-performing loans and suggests close-out actions.

Maximum Limit of Loan Disbursement

One of the main reasons for the crisis now ravaging the national banking industry is the concentration of loans on a few selected borrowers. The Company's total capital of Rp 940.60 billion has enabled it to provide loans to related third parties up to its maximum limit of loan disbursement of Rp 94.06 billion. The maximum limit of loan disbursement to non-related third parties was Rp 282.18 billion.

Total loans disbursed to third parties in 2001 and 2000 amounted to 1.38% and 1.46% of total loans disbursed respectively. The largest loan granted to affiliated parties was Rp 14.84 billion, well below the maximum allowed limit of loan disbursement.

December 31 (Rp billion)	2001		2000	
	Rp.	%	Rp.	%
Loan receivable to related party	37.22	1.38	26.47	1.46
Loan receivable to un related party	2,660.27	98.62	1,783.58	98.54
Total	**2,697.49**	**100.00**	**1,810.05**	**100.00**

Total loans disbursed to the 20 largest borrowers amounted to Rp 288.95 billion, or 10.71% of total loans disbursed, with the largest single loans being Rp 51.69 billion, or 5.50% of total equity. Total loans disbursed to the 20 largest individual borrowers amounted to Rp 89.06 billion, with the largest single loan being Rp 22.38 billion, or 2.38% of total equity.

Table of Major Loans Disbursed
(as of 31 December 2001)

(Rp billion)

No	Group Debtor			Individual Debtor		
	Loan Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)	Loan Outstanding (Rp)	Total Facility (Rp)	Total Facility/ Equity (%)
1	51.69	59.39	6.31	22.38	22.16	2.36
2	40.08	45.72	4.86	0.93	10.00	1.06
3	31.36	43.97	4.67	6.76	9.35	0.99
4	15.43	34.62	3.68	7.05	7.30	0.78
5	18.22	21.97	2.34	2.11	7.11	0.76
6	15.36	20.70	2.20	0.00	6.55	0.70
7	7.32	16.12	1.71	2.23	6.40	0.68
8	8.14	19.94	2.12	5.97	6.10	0.65
9	7.89	14.55	1.55	4.74	5.49	0.58
10	22.24	13.89	1.48	2.83	5.33	0.57
11	0.95	13.00	1.38	0.00	5.20	0.55
12	9.46	12.84	1.36	4.96	5.10	0.54
13	9.50	12.26	1.30	1.43	4.98	0.53
14	8.71	9.15	0.97	3.82	4.90	0.52
15	8.38	8.55	0.91	4.68	4.88	0.52
16	7.42	7.95	0.85	3.79	4.86	0.52
17	7.73	7.69	0.82	3.35	4.65	0.49
18	9.48	7.32	0.78	4.41	4.57	0.49
19	5.99	7.08	0.75	4.04	4.50	0.48
20	3.61	7.00	0.74	3.57	4.41	0.47
Total	**288.95**	**383.72**		**89.06**	**133.84**	

Net Foreign Exchange Position

The source of the Company's foreign exchange reserves is public savings, which are then diverted to debtors with income foreign exchange. As of 31 December 2001, the Company's net foreign exchange position was Rp 11.24 billion, or 1.20% of its capital. This is far below the 20% maximum allowable limit.

The Company conducts foreign exchange transactions to fulfill customer demand for such services. The Company also conducts forward derivative transactions and swaps on foreign exchange deposits held, and provides other services such as letters of credit, transfers, and check encashment. The Company has adopted a policy not to conduct derivative transactions for the purpose of strengthening the Bank's own position. In order to anticipate and control the possible risks arising from derivative transaction, the Company has implemented the following strategy:

1. The inter-bank limit is determined by the Board of Directors, which imposes limitations on both the value and time period.
2. The limits set by the Treasury Division cover the value of a single transaction, per day, the type of currencies, the intra-day open position limit, and the maximum limit of loss.
3. The Treasury Division responsibles for:
   a. Reviewing and making suggestions to the Treasury Director on the freezing limit, in the event that negative information pertaining to a bank or customer is received.
   b. Monitoring the transactions of every dealer and taking action to stop the transaction activities of dealers who exceed the limits set.
   c. Reporting on the daily dealing room and dealer transactions and the maturity gap for transactions effected.
   d. Communicating with customers and requesting additional deposit guarantees in the event that a customer's potential loss is in excess of his initial deposit guarantee.
4. The Operations - Settlement Division responsibles for:
   a. Ensuring that each dealer does not exceed the limits set.
   b. Ensuring that transactions effected with banks or individual customers do not exceed the limits set.
   c. Administering all transactions and reporting the Bank's position.
5. The Accounting Divison responsibles for:
   a. Reviewing the Bank's outstanding maturity profile in relation to derivative transactions;
   b. Calculating net foreign exchange position and reporting it to Bank Indonesia.

Liquidity

As of 31 December 2001, the Company held an excess of funds invested in the form of Bank Indonesia Certificates amounting to Rp 5,516 billion, compared to a figure of Rp 6,219.75 billion on 31 December 2000.

The Company's liquidity is based on the maturity dates of assets and liabilities. Liquidity based on fixed-term liabilities longer than one month's duration was greater by Rp 5,885.32 billion than liquidity based on one-month liabilities. The Company understands the fund withdrawal and use pattern of its customers. However, in the event of a 'run' on withdrawals, the Company has excess long-term (longer than one-month) funds in the form of securities that can be sold in the money market at any time.

Table of Assets and Liabilites by Maturity Period

DESCRIPTION (Rp billion)	Maturity						Total
	Up to 1 month	1 - 3 month	> 3 - 12 month	> 1 year - 5 year	> 5 year	Non-interest	
Assets							
Cash on hand						122.67	122.67
Demand deposit with Bank Indonesia						518.88	518.88
Demand deposit with other banks						87.29	87.29
Placement with other banks, net	1,036.73	1.58	0.87				1,039.18
Marketable Securities, net	3,716.85	1,821.68	111.82	593.91		28.88	6,273.14
Marketable Securities (Repo), net		703.21	465.22				1,168.43
Derivative Account receivable						2.36	2.36
Loan receivable, net	122.82	327.89	1,292.56	790.88	87.71		2,621.86
Acceptance account receivable						16.69	16.69
Investment						7.81	7.81
Other account receivable						35.45	35.45
Fixed assets, net						299.59	299.59
Other assets, net						80.75	80.75
Total	**4,876.40**	**2,854.36**	**1,870.47**	**1,384.79**	**87.71**	**1,200.37**	**12,274.10**
Liabilities							
Demand deposit	3,082.17						3,082.17
Other Immediate liabilities						51.62	51.62
Saving accounts	3,887.51						3,887.51
Time deposit	3,782.70	150.26	66.26				3,999.22
Marketable securities deposit	0.02						0.02
Derivative liabilities	2.66						2.66
Acceptance liabilite	6.66	4.87	5.33				16.86
Borrowings					67.11		67.11
Expenses						34.38	34.38
Tax obligation						62.99	62.99
Other liabilities						38.33	38.33
Loss appraisal to administrative account transaction						2.38	2.38
Total	**10,761.72**	**155.13**	**71.59**	**0.00**	**67.11**	**189.70**	**11,245.25**
Variance	**(5,885.32)**	**2,699.23**	**1,798.88**	**1,384.79**	**20.60**	**1,010.67**	**1,028.85**

Business Risks

Socio-political conditions, security and law enforcement remain the determining factors for the country's rapid economic recovery. These have a direct impact on the business sector and the activities of the Company.

1. Political and Social Risk

For almost all of 2001, the tense socio-political situation caused many market players to put their business activities on hold. If this situation persists in 2002, the volume of business will decrease, acting as a brake on the pace of loan disbursements by the Company. In order to counteract the impact of this risk, loan disbursement will continue to be selective, and focus on the retail, trade, distribution and production of raw materials and basic commodities.

2. Government Policy Risk

The Government has made efforts to revitalize the economy, and in order to meet International Monetary Fund agreements has reduced the size of various subsidies. This policy has led to an increase in the prices of goods and services, which will in turn lead to a reduction in the amount of goods and services relative to the value of the loan, thereby impacting on the benefits that can be enjoyed by borrowers, and finally the ability of borrowers to repay their liabilities. In order to combat this risk, the

Company has taken steps to set its interest rates at a level that will not cause undue hardship to its customers, and will directly assist their businesses.

3. **Competitive Risk**

The banking sector has recently begun to focus on disbursing loans to small-to-medium scale businesses in the trade and industry sector. This is affecting the Company's loan disbursement effort, and as a result the Company may not be able to achieve its performance targets. In order to combat this risk from competition, the Company has introduced relatively low bank charges and interest rates, and improved the quality of its personalized customer service. This last effort is shown in the fact that many customers have been banking with the Company for three generations.

Subsequent Event

On 20 February 2002 the Company issued a letter outlining its plans for the Shareholders' Annual General Meeting and the Shareholders' Extraordinary General Meeting. At these meetings the Company plans to suggest the bonus share distribution based on premium shares and dividends from revenue.

Business Prospects

National Economy

Indonesia's GDP is projected to grow by 3.5% in 2002. In sectoral terms, the manufacture of export goods is projected to grow by 7.8%, household consumption by 3.4%, Government consumption by 4.3%, and property by 2%. Per capita income for the nation's 220 million people stands at Rp 7.2 million.

Obstacles to National Economic Development

The main burden to national economy lies in the fact that the restructuring of foreign loans, which total USD 140 billion, has not had the desired effect of alleviating the state balance sheet. National debt in the form of recapitalization of liabilities totaled Rp 430.4 trillion, and consisted largely of payments to customers of banks whose operations and activities have been frozen. Price increases are set to continue, and will reduce the public's real income and the volume of goods and services transactions. Political developments ahead of the 2004 General Election will cause business people and investors to delay any plans to expand their activities. The money markets, in particular the foreign exchange and the capital markets, will experience considerable fluctuations.

Company's Prospects

The prospects for the national economy leave little room for development within the banking industry. The Company has made little significant increases in the volume of loans disbursed. Obstacles such as the expected further price increases will decrease the volume of goods and services transactions among borrowers.

In 2002 the Company's optimistically expects to achieve business and financial growth through a strategy of prioritizing the retention of public trust in order to persuade customers to continue to do business with the Company. In the loans side, maintaining and improving relations with borrowers who have a long-standing relationship with the Company so that we retain their business and maintain loan quality.

Signatures of the Board of Commissioners and Directors in compliance with Paragraph 57 Clause 1 of Act Limited Company.

Commissioners

RADEN RACHMAD Chairman	
LUKITO WINARTO Commissioner	
WIMPIE WIRJA SURJA Commissioner	

Directors

JIMMY HENRICUS KURNIAWAN LAIHAD President Director	
KAMARUDDIN Director	
ARIS JANASUTANTA SUTIRTO Director	
EDDY MULJANTO Director	
PARDI KENDY Director	
SAFRULLAH HADI SALEH Director	

audi LAPORAN KEUANGAN

PT BANK BUANA INDONESIA Tbk

FINANCIAL STATEMENTS
YEARS ENDED 31 DECEMBER 2001 AND 2000

CONTENTS

Siddharta Siddharta & Harsono
Registered Public Accountants

32nd Floor Wisma GKBI
28, Jl. Jend. Sudirman
Jakarta 10210
Indonesia

PO Box 4781
Jakarta 12047
Indonesia

Tel. 62 (21) 574 2333
62 (21) 574 2888
Fax. 62 (21) 574 1777
62 (21) 574 2777

Independent Auditor's Report

No.: L.01 - 138 - 02.

The Shareholders,
Commissioners and Directors
PT Bank Buana Indonesia Tbk:

We have audited the accompanying balance sheets of PT Bank Buana Indonesia Tbk (the "Bank") as of 31 December 2001 dan 2000, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of 31 December 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

As discussed in Notes 2a and 2g to the financial statements, in 2001 the Bank adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 31 (2000 revision), "Accounting for Banking Industry", and SFAS No. 55, "Accounting for Derivative Instruments and Hedging Activities."

As discussed in Note 37 to the financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity.

Siddharta Siddharta & Harsono
Registered Public Accountants
License No. KEP-1108/KM.17/1998

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, 18 February 2002.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally acceptance in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS
31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

ASSETS	Notes	2001	2000
Cash on hand	2a,3	122,670,815	148,479,128
Demand deposits with Bank Indonesia	2a,4	518,880,138	474,229,099
Demand deposits with other banks	2a,5	88,166,741	124,796,000
Allowance for uncollectible demand deposits with other banks	2n	(881,667)	(1,247,960)
Placements with other banks	2h,6	1,049,679,804	879,025,188
Allowance for uncollectible placements with other banks	2n	(10,496,664)	(8,790,252)
Marketable securities	2i,7	6,281,325,396	6,462,040,770
Allowance for uncollectible marketable securities	2n	(8,188,035)	(1,201,506)
Marketable securities purchased with agreements to resell	2j,8	1,180,453,147	478,561,644
Allowance for uncollectible marketable securities purchased with agreements to resell	2n	(12,021,579)	-
Derivative receivables	2g,9	2,380,279	2,418,798
Allowance for uncollectible derivative receivables	2n	(23,803)	-
Loans receivable	2k,10		
Related parties	2c,34	37,215,869	26,469,413
Non-related parties		2,660,272,258	1,783,583,812
Allowance for uncollectible loans	2n	(75,626,846)	(48,600,932)
Acceptance receivables	2m	16,859,355	9,976,397
Allowance for uncollectible acceptance receivables	2n	(168,594)	(99,764)
Long-term investments	2o,11	7,889,000	7,889,000
Allowance for decline in value of long-term investments	2n	(78,890)	(78,890)
Other receivables	2e	35,451,919	23,127,729
Fixed assets, acquisition cost/revaluation value	2p,12	399,778,984	214,677,343
Accumulated depreciation		(100,184,353)	(79,945,530)
Other assets	2c,13,34	80,748,194	160,733,182
Allowance for decline in value of other assets		-	(35,670,675)
TOTAL ASSETS		**12,274,101,468**	**10,620,371,994**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS (Continued)
31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2001	2000
LIABILITIES			
Liabilities payable on demand		51,622,052	57,814,275
Deposits	14,15,16,17		
Related parties	2c,34	237,090,291	267,759,225
Non-related parties		10,717,363,898	9,319,936,853
Deposits from other banks	14,15,16,17		
Related parties	2c,34	293,083	75,525
Non-related parties		14,179,943	8,610,964
Derivative payables	2g,9	2,659,374	-
Acceptance payables	2m	16,859,355	9,976,397
Borrowings	18	67,105,738	139,427,094
Accrued expenses		34,381,033	28,734,796
Taxes payable	19	62,986,102	49,312,751
Other liabilities		38,332,475	40,913,730
Estimated loss on commitments and contingencies	2n	2,381,762	1,538,146
TOTAL LIABILITIES		11,245,255,106	9,924,099,756
SHAREHOLDERS' EQUITY			
Share capital at par value of Rp 500 per share:			
Authorized capital: 1,800,000,000 shares			
Issued and paid-in share capital: 970,000,000 shares	20	485,000,000	485,000,000
Additional paid-in capital, net	2r,21	23,566,959	23,566,959
Revaluation increment on fixed assets	22	103,280,134	-
Difference in value of transactions with entities under common control	2d,23	(6,219,762)	(6,219,762)
Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities		321,521	(112,428)
Retained earnings		422,897,510	194,037,469
TOTAL SHAREHOLDERS' EQUITY		1,028,846,362	696,272,238
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**12,274,101,468**	**10,620,371,994**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	Share capital	Additional paid-in capital, net	Revaluation increment on fixed assets	Difference in value of transactions with entities under common control	Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	Retained earnings: Appropriated retained earnings	Retained earnings: Un-appropriated retained earnings	Total shareholders' equity
Balance as of 31 December 1999	235,000,000	-	-	(6,219,762)	29,499	1,000,000	321,514,043	551,323,780
Net income for the year	-	-	-	-	-	-	101,523,426	101,523,426
Payment of cash dividends (Note 29)	-	-	-	-	-	-	(230,000,000)	(230,000,000)
General reserve*	-	-	-	-	-	1,000,000	(1,000,000)	-
Additional issued and paid-in capital (Note 21)	250,000,000	38,800,000	-	-	-	-	-	288,800,000
Shares issuance cost (Note 21)	-	(15,233,041)	-	-	-	-	-	(15,233,041)
Unrealized loss from decrease in fair value of available-for-sale marketable securities	-	-	-	-	(141,927)	-	-	(141,927)
Balance as of 31 December 2000	485,000,000	23,566,959	-	(6,219,762)	(112,428)	2,000,000	192,037,469	696,272,238
Net income for the year	-	-	-	-	-	-	259,900,041	259,900,041
Payment of cash dividends (Note 29)	-	-	-	-	-	-	(31,040,000)	(31,040,000)
General reserve**	-	-	-	-	-	8,000,000	(8,000,000)	-
Revaluation increment on fixed assets (Note 22)	-	-	103,280,134	-	-	-	-	103,280,134
Unrealized gain from increase in fair value of available-for-sale marketable securities	-	-	-	-	433,949	-	-	433,949
Balance as of 31 December 2001	485,000,000	23,566,959	103,280,134	(6,219,762)	321,521	10,000,000	412,897,510	1,028,846,362

* *This general reserve was approved in the Annual General Shareholders' Meeting on 17 May 2000.*

** *This general reserve was approved in the Annual General Shareholders' Meeting on 25 May 2001, as set forth in deed of notary public Fathiah Helmi, SH, dated 25 May 2001 No. 29.*

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	2001	2000
Cash flows from operating activities:		
Interest and commission received	1,653,037,209	1,166,256,541
Receipts (payments) from foreign exchange transactions, net	19,609,825	(27,826,783)
Fees received from credit unrelated transactions	25,646,456	24,035,782
Other income received	17,106,296	17,762,312
Interest paid	(995,760,822)	(773,110,290)
Payments of personnel expenses	(152,523,337)	(126,041,942)
Payments of occupancy expenses	(18,499,613)	(12,667,857)
Payments of general and administrative expenses	(168,455,191)	(138,457,831)
Receipts from loans previously written-off	10,860,209	21,466,945
Receipts from sale of foreclosed collaterals	35,767,021	23,398,921
Receipts from (payments of) non-operational transactions	295,686	(7,911,307)
Income tax paid	(94,746,064)	(55,293,706)
Other increase/decrease which impacts cash:		
Placements with other banks	(170,654,616)	42,342,035
Derivative receivables	38,519	-
Loans receivable	(890,132,408)	(912,938,165)
Other assets	12,090,797	(41,883,149)
Liabilities payable on demand	(6,192,223)	25,165,787
Deposits	1,366,758,111	859,417,201
Deposits from other banks	5,786,537	1,992,360
Derivative payables	2,659,374	-
Taxes payable	(1,783,897)	(7,992,129)
Other liabilities	(1,189,060)	15,619,465
Net cash provided by operating activities	649,718,809	93,334,190
Cash flows from investing activities:		
Proceeds from sale of fixed assets	5,600,780	5,683,452
Acquisition of fixed assets	(79,636,904)	(51,509,051)
Proceeds from sale of available-for-sale and held-to-maturity marketable securities	198,995,699	356,306,305
Purchase of marketable securities with agreements to resell	(700,000,000)	(456,211,644)
Proceeds from sale of long-term investments	-	15,000,000
Net cash used in investing activities	(575,040,425)	(130,730,938)

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED 31 DECEMBER 2001 AND 2000
(In thousands of Rupiah)

	2001	2000
Cash flows from financing activities:		
(Decrease) increase in borrowings	(72,321,356)	20,859,593
Issuance of share capital	-	273,566,959
Payment of cash dividends	(31,040,000)	(230,000,000)
Net cash (used in) provided by financing activities	(103,361,356)	64,426,552
Effect of foreign exchange rate changes in cash and cash equivalents	10,896,439	42,382,954
Net (decrease) increase in cash and cash equivalents	(17,786,533)	69,412,758
Cash and cash equivalents, beginning of year	747,504,227	678,091,469
Cash and cash equivalents, end of year	**729,717,694**	**747,504,227**
Cash and cash equivalents consist of:		
Cash on hand	122,670,815	148,479,128
Demand deposits with Bank Indonesia	518,880,138	474,229,099
Demand deposits with other banks	88,166,741	124,796,000
	729,717,694	**747,504,227**
ACTIVITES NOT AFFECTING CASH:		
Foreclosed collaterals	2,072,831	4,469,076

See Notes to the Financial Statements, which form an integral part of these financial statements.

1. General

a. PT Bank Buana Indonesia Tbk (the "Bank"), a limited liability company established in accordance with Indonesian Corporate Law, domiciled in Jakarta, with head office at Jalan Asemka No. 32-36, Jakarta, was established by deed of notary public Eliza Pondaag, SH dated 31 August 1956 No. 150, which was approved by the Minister of Justice of the Republic of Indonesia under No. J.A 5/78/4 dated 24 October 1956, registered at the Jakarta Court of Justice on 27 October 1956 under No. 1811, and published in Supplement No. 1243 to State Gazette of the Republic of Indonesia No. 96 dated 30 November 1956.

The Bank's Articles of Association have been amended several times. The most recent amendment of the Bank's Articles of Association related to changes of procedures for promotion, dischargement and resignation of Commissioners and Directors as well as changes of quorum, voting right and resolution in the General Shareholders' Meeting. These amendments were approved in the Extraordinary General Shareholders' Meeting on 25 May 2001, as set forth in deed of notary public Fathiah Helmi, SH, dated 25 May 2001 No. 31, and was reported to the Directorate General of Law and Administration, received and registered under No. C-8129 HT.01.04-TH.2001 dated 15 June 2001, and registered at the Company Registration office of Jakarta Barat on 31 August 2001.

b. In June 2000, based on letter of the Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000 dated 27 June 2000, the Bank conducted a Public Offering through offering 194,000,000 common shares to the public. The common shares were registered at the Jakarta Stock Exchange and the Surabaya Stock Exchange.

In the Extraordinary General Shareholders' Meeting on 22 July 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 19 dated 22 July 1999, the shareholders resolved to amend the Bank's status from Private Company to Public Company, approve Initial Public Offering through capital market for a maximum of 200,000,000 new shares to be issued from the authorized capital, increase the Bank's authorized capital from Rp 600 billion to Rp 900 billion and change the nominal value from Rp 500,000 per share to Rp 500 per share, approve to give an authority to Commissioners and/or Directors to register the common shares of the Bank which have been fully issued and paid-in at the Stock Exchange in compliance with the prevailing regulation and capital market regulation, except for 1% of the Bank's shares which have been issued to and paid-in by PT Sari Dasa Karsa. This amendment was approved by the Minister of Justice of the Republic of Indonesia under No. C-13889. HT.01.04.TH.99 dated 30 July 1999.

Based on the Extraordinary General Shareholders' Meeting on 25 April 2000, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 16 May 2000, the Bank's issued and paid-in share capital was increased by Rp 153 billion to Rp 388 billion. All additional issued share capital was paid-in by the shareholders on 25 April 2000.

1. General (Continued)

Based on the Extraordinary General Shareholders' Meeting on 22 July 1999, in which the minutes of the resolution of that Extraordinary General Shareholders' Meeting of PT Bank Buana Indonesia Tbk, abbreviated as PT BBI Tbk, was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 14 dated 8 September 2000, the issued share capital in conjunction with Initial Public Offering, has been registered at the Jakarta Stock Exchange and the issued and paid-in share capital was increased by 194,000,000 shares. As such, the issued and paid-in share capital of the Bank was increased by Rp 97 billion to Rp 485 billion.

c. In accordance with article 3 of its Articles of Association, the objective of the Bank is to operate in banking activities and other financial services according to the prevailing regulations. The Bank obtained its license to operate as a foreign exchange bank based on Bank Indonesia Decree No. 9/39/Kep/Dir/UD dated 22 July 1976.

d. As of 31 December 2001 and 2000, the Composition of Commissioners and Directors was as follows:

President Commissioner	Raden Rachmad
Commissioners	Lukito Winarto
	Wimpie Wirja Surja (since 25 May 2001)
President Director	Jimmy Kurniawan Laihad
Directors	Kamaruddin
	Aris Janasutanta Sutirto
	Eddy Muljanto
	Pardi Kendy
	Safrullah Hadi Saleh (since 1 October 2001)

e. As of 31 December 2001 and 2000, the Bank had 4,668 and 4,473 permanent employees, respectively.

f. The Bank is part of a group company through PT Sari Dasa Karsa, its ultimate shareholder.

2. Summary of significant accounting policies

The accounting and reporting policies adopted by the Bank conform to accounting principles generally accepted in Indonesia. The significant accounting principles, applied in the preparation of the financial statements for the years ended 31 December 2001 and 2000, were as follows:

a. *Basis for preparation of financial statements*

The financial statements, presented in thousands of Rupiah, are prepared on the accrual basis except for interest on non-performing loans and other productive assets which are recorded on a cash basis. In addition, the Bank applies the historical cost concept in preparing its financial statements, except for derivative receivables/payables (Note 2g) and investment in marketable securities (Note 2i) which are stated at fair value and certain fixed assets which have been revalued based on Government Regulation (Note 2p).

2. Summary of significant accounting policies (Continued)

The financial statements are prepared in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 31 (Revision 2000), "Accounting for Banking Industry" which is effective for the preparation and presentation of financial statements beginning on/or after 1 January 2001. SFAS No. 31 (Revision 2000) does not require the Bank to present statements of commitments and contingencies as a part of the Bank's financial statements; however, the standard requires a recognition of commitments and contingencies such as derivative instruments and acceptance of Letter of Credit as part of the balance sheets.

The statements of cash flows present changes in cash and cash equivalents from operating, investing, and financing activities. Statements of cash flows are prepared using the direct method. Cash and cash equivalents consist of cash on hand, demand deposits with Bank Indonesia and demand deposits with other banks.

b. *Foreign currency translation*

Transactions in foreign currencies are translated into Rupiah at the rates prevailing at transaction date.

Year-end balances of monetary assets and monetary liabilities denominated in foreign currencies are translated into Rupiah at balance sheet date rates.

The rates of exchange used as of 31 December 2001 dan 2000 were as follows:

Foreign Currencies		2001	2000
		Rp	Rp
1	US Dollar (USD)	10,400.--	9,595.--
1	Australian Dollar (AUD)	5,314.43	5,318.53
1	Singapore Dollar (SGD)	5,623.91	5,539.05
1	Hongkong Dollar (HKD)	1,333.72	1,230.24
1	Deutsche Mark (DEM)	4,703.56	4,556.63
1	Netherdlands Guilder (NLG)	4,174.49	4,044.04
1	GB Pound Sterling (GBP)	15,081.06	14,299.45
1	French Franc (FRF)	1,402.44	1,358.60
100	Japanese Yen (JPY)	7,918.39	8,357.30
1	Swiss Franc (CHF)	6,207.49	5,859.55
1	New Zealand Dollar (NZD)	4,324.85	4,226.13
1	Malaysian Ringgit (MYR)	2,736.85	2,525.01
100	Italian Lira (ITL)	476.--	460.26
1	EURO (EUR)	9,202.97	8,911.85
1	Canadian Dollar (CAD)	6,539.25	6,389.01

Foreign exchange gains (losses), realized and unrealized, are credited (charged) to the statement of income of the related year.

2. Summary of significant accounting policies (Continued)

c. *Related party transactions*

In these financial statements, the term related parties is used as defined in the Statement of Financial Accounting Standard No. 7, as follows:

(i) enterprises that, through one or more intermediaries, control, or are controlled by, or are under common control with the reporting enterprise (including holding companies, subsidiaries and fellow subsidiaries);

(ii) associated companies;

(iii) individuals owning, directly or indirectly, an interest in the voting rights of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family (close members of the family of an individual are those that may be expected to influence, or be influenced by, that person in their dealings with the enterprise);

(iv) key management personnel, that is those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of companies and close members of the families of such individuals;

(v) enterprises in which a substantial interest in the voting rights is owned, directly or indirectly, by a person described in (iii) or (iv), or over which such person is able to exercise significant influence. This includes enterprises owned by commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All transactions with related parties, which were made under the same as well as different terms and conditions with non-related parties, are disclosed in the financial statements.

d. *Transactions with entities under common control*

Assets acquired from or sold to related parties as a restructuring of companies under common control are accounted for similar to that used in pooling-of-interest accounting (i.e. using historical cost), at the net book value of assets recorded in the entities which sold the assets.

The difference between acquisition price/selling price and net book value is recorded as a component of shareholders' equity.

e. *Interest income and expenses*

Interest income and expenses are recognized using the accrual method.

The recognition of interest income on loans and productive assets is discontinued when they are classified as non-performing (substandard, doubtful, and loss). Interest income from non-performing loans and productive assets is recognized as income in the statement of income for the related year when the cash is received (on a cash basis). Interest income on such loans and productive assets is reported as contingent receivables.

2. Summary of significant accounting policies (Continued)

Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans classified as substandard, doubtful and loss, are generally classified as non-performing loans. Interest accrued but not collected is reversed when a loan is classified as non-performing.

All cash receipts related to loans which are classified as doubtfull and loss are recognized as a reduction of the loan principal. The excess of cash receipts over the outstanding principal is recognized as interest income in the current year statement of income.

f. *Fees and commission income*

Fees and commission income directly related to the lending activities and/or cover specific periods are deferred and amortized based on the straight-line method over the terms of the related loans. The balance of deferred fees and commission income on loans settled prior to maturity is recognized as income at settlement. Fees and commissions which are not directly related to lending activities and/or cover specific periods are recognized as income when the transactions occur.

g. *Derivative instruments*

Effective 1 January 2001, the Bank adopted the Statement of Financial Accounting Standard ("SFAS") No. 55, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 55 requires all derivative instruments to be recognized on the balance sheet and measured at their fair value. Changes in the fair value of derivative instruments should be recognized in earning or other comprehensive income depending on the designated purpose of the derivative instruments and whether it qualifies for hedging accounting. The accounting for gains and losses associated with changes in the fair value of the derivative instruments and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

At the date of initial application of this standard, all freestanding derivative instruments were recognized as either assets or liabilities and measured at their fair value. The difference between previous carrying amount and fair value of these derivative instruments was recorded as a transition adjustment. At the date of this standard application, the amount of transition adjustment was not significant to the financial statements.

h. *Placements with other banks*

Placements with other banks are stated at their outstanding balance, less unearned interest income and net of allowance for uncollectible placements, which is determined based on management's review of the collectibility of each individual placement at year end.

i. *Marketable securities*

Marketable securities consist of Bank Indonesia Certificates, government bonds, corporate bonds, Floating Rate Notes, Exchange Offer Loans, mutual fund investment units and other money market and capital market securities.

2. Summary of significant accounting policies (Continued)

Investment at marketable securities is classified as one of these categories: held-to-maturity, trading, and available-for-sale.

The marketable securities which are classified as held-to-maturity are presented in the balance sheet at acquisition cost after amortization of premium or discount. The decline in fair value below the cost (including amortization of premium or discount), which is determined to be other than temporary, is recorded as a permanent decline in investment value and charged to the statement of income in the related period.

The marketable securities which are classified as trading and available-for-sale are stated at fair value at the balance sheet date. The difference between the fair value and the acquisition cost of trading marketable securities, realized or unrealized, is recognized in the statement of income for the related year. The unrealized difference between the fair value and the acquisition cost of a available-for-sale marketable securities is presented as a component of shareholders' equity and recognized in the statement of income when the securities are sold. Fair value is determined based on quoted market price. Investment on mutual fund investment units is determined based on its Net Asset Value at the balance sheet date.

Realized gains or losses on sale of marketable securities are recognized in the statement of income for the related year based on a specific identification basis.

j. *Marketable securities purchased with agreements to resell*

Marketable securities purchased with agreements to resell are recognized as repo receivables at their resale price of the related marketable securities less unearned interest income. The difference between the purchase price and the resale price is recorded as unearned interest income and recognized as income in the period commencing from the acquisition date to the resale date.

k. *Loans receivable*

Loans receivable are stated at the principal amount outstanding, less the allowance for uncollectible loans. Restructured loans include interest and other charges which are capitalized to loan principal balance. The capitalized interest is recognized as unearned interest income.

Loans receivable under a syndication agreement (syndicated loans) are stated at the principal amount in accordance with the risk borne by the Bank.

l. *Troubled loans restructuring*

The Bank accounts for the troubled loans restructuring in accordance with the type of restructuring.

In troubled loans restructuring which involves a receipt of assets (including an equity interest from the debtor), the Bank records those assets (including an equity interest) at their fair value at the time of restructuring. The excess of the book value of the receivables over the fair value of assets received after deduction of estimated costs to sell of those assets is recognized as loss on loan restructurization in the related year's statement of income.

2. Summary of significant accounting policies (Continued)

In troubled loans restructuring which involves modification of terms, the Bank accounts for the effects on the restructurization prospectively and does not change the book value of loans at the time of restructuring unless the book value exceeds the present value of the total future cash receipts specified in the new credit terms. If the present value of the total future cash receipts specified under the new credit terms is lower than the book value of loans balance prior to restructuring, the Bank reduces the loans balance to the amount equal to the present value of the total future cash receipts. The amount of the reduction is recognized as loss in the related year's statement of income.

Investment in shares resulting from the troubled loans restructuring is recorded as temporary investment and should be accounted for under the cost method regardless of the percentage of ownership. If there is a permanent diminution in the value of investment, the carrying value of such investment should be adjusted by amount equal to the permanent diminution.

m. *Acceptance receivables and payables*

Acceptance receivables and payables are stated at the value of letter of credit or realized value of the letter of credit accepted by the accepting banks.

n. *Allowance for uncollectible productive assets and estimated loss on commitments and contingencies*

The Bank provides allowance for uncollectible productive assets which consist of demand deposits with other banks, placements with other banks, marketable securities, marketable securities purchased with agreements to resell, derivative receivables, loans receivable, acceptance receivables, long-term investment and for estimated loss on commitments and contingencies. The allowance for uncollectible productive assets and estimated loss on commitments and contingencies are established through estimation for such losses based on the currency of the related productive assets and the related commitments and contingencies.

The allowance amount and estimated loss, which management believes adequate to absorb possible losses from uncollectible productive assets and commitments and contingencies transactions are determined based on evaluation of the collectibility of each individual productive asset and individual commitments and contingencies transaction. The management's evaluation on the collectibility of each individual productive asset and commitments and contingencies transaction is based on a number of subjective factors, including current and anticipated economic conditions/business prospects, financial conditions, payment ability and other relevant factors in accordance with the decision letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR dated 12 November 1998. The establishment of allowance for uncollectible productive assets and estimated loss on commitments and contingencies transactions applied by the Bank at year end 2001 and 2000 was in compliance with the Decision Letter of the Directors of Bank Indonesia No. 31/148/KEP/DIR dated 12 November 1998 as follows:

1. General allowance of minimum 1% of productive assets and commitments and contingencies transactions that are classified as "current".

2. Summary of significant accounting policies (Continued)

2. Specific allowance for productive assets and commitments and contingencies transactions:

Classification	Percentage
Special mention	5%
Substandard	15%
Doubtful	50%
Loss	100%

Specific allowance amount for productive assets and commitments and contingencies transactions which were classified as substandard, doubtful and loss, is calculated after deducting the value of allowable collaterals.

Adjustments to the allowance for uncollectible productive assets and commitments and contingencies transactions will be reported in the period such adjustments become known or are reasonably estimated. These adjustments include additional allowance and recoveries of previously written-off productive assets and commitments and contingencies transactions.

Productive assets and commitments and contingencies transactions are written-off against the respective allowance for uncollectible productive assets or estimated loss on commitments and contingencies when management believes that the collectibility of the principal is unlikely.

o. *Long-term investments*

Long-term investments with ownership interest of less than 20% are recorded using the cost method. Impairment in investment value below cost that is other than temporary is recorded as a write-down to the investment realizable value and is charged to the statement of income of the related year.

p. *Fixed assets*

In accordance with the Minister of Finance Decree No. 384/KMK/04/1998 dated 14 August 1998, the Bank revalued certain of its fixed assets as of 30 June 2001. The Bank did not revalue its furniture and fixtures, office equipments and motor vehicles, as well as some of its own buildings. The revaluation increment on fixed assets, accounting basis, amounted to Rp 114,567 million (before final income tax and reversal of deferred tax) represents the excess of fair market value over book value of related fixed assets at the time of revaluation (Note 22). Fair market value of those assets is determined by an independent appraiser. The revaluation increment is presented separately as a component of shareholders' equity in the balance sheet. Fixed assets which have been revalued are recorded at fair market value and depreciated over the remaining estimated useful lives of those assets

Fixed assets other than land are presented at acquisition cost/revaluation value less accumulated depreciation. Depreciation is computed from the year such assets were put into service, on the straight-line method, based on estimated useful lives as follows:

Buildings	:	20 years
Furniture & fixtures, office equipment, and motor vehicles	:	5 years

2. Summary of significant accounting policies (Continued)

Land is presented at acquisition cost / revaluation value and is not amortized.

Normal maintenance expenses are charged to the statement of income as incurred, while repairs, betterments, renovations and expansions which are material and prolong the useful life of the assets are capitalized. Fixed assets which are not utilized any more or sold are removed from the related accounts and any realized gains or losses are recognized in the statement of income of the current year.

q. *Foreclosed collaterals*

Loan collaterals which are foreclosed in connection with loan settlements are presented under other assets and recorded at net realizable value which is the fair value of foreclosed collaterals after deduction of estimated disposal cost. Since 1999, foreclosed collaterals with value higher than Rp 2,500,000,000 were valued by external appraiser, while foreclosed collaterals with value lower than Rp 2,500,000,000 were valued by internal appraiser. If the estimated value of the foreclosed collaterals is lower than the outstanding loan balance, the difference, which is uncollectible, is deducted from the allowance for uncollectible loans. Expenses related to the foreclosed collaterals and its maintenance are charged to the statement of income as incurred. The difference between the value of foreclosed collaterals and the proceeds from sale of the foreclosed collaterals is recognized as gain or loss at the time such foreclosed collaterals are sold.

r. *Shares issuance costs*

Cost incurred in conjunction with issuance of new shares to the public in Initial Public Offering included notary/legal fees, audit fees, underwriter fees, shares and prospectus printing costs and others. The shares issuance costs should be presented as a deduction of additional paid-in capital.

s. *Corporate income tax*

The Bank applies the asset and liability method in accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the financial and tax bases of assets and liabilities at each reporting date, in accordance with estimated applicable tax rate in the year such temporary differences will be realized.

t. *Earnings per share*

Earnings per share are computed based on the weighted average number of shares issued.

2. Summary of significant accounting policies (Continued)

u. *Pension fund*

Pension fund cost which includes current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is charged to the current year statement of income. As stated in the actuarial report of Indra Catarya Situmeang M.Sc., FSAI/PT Sienco Aktuarindo Utama dated 10 December 2001, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before 31 December 1994 and 5 years for solvability deficit, since the year of pension plan's approval by the Minister of Finance (1996). The actuarial calculation uses Projected Benefit Cost Method where each member is estimated to reach Attained Age Normal.

v. *Management use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses over the reporting period. Actual results could differ from those estimates.

3. Cash on hand

Represents cash balance in Rupiah and foreign currencies.

In thousands of Rupiah	2001	2000
Rupiah	118,877,694	146,779,593
Foreign currencies	3,793,121	1,699,535
	122,670,815	148,479,128

As of 31 December 2001 and 2000, cash in ATM machines amounting to Rp 921,090 thousand and Rp 1,139,010 thousand, respectively.

4. Demand deposits with Bank Indonesia

Represent demand deposits with Bank Indonesia.

In thousands of Rupiah	2001	2000
Rupiah	470,197,738	434,256,329
Foreign currency (US Dollar)	48,682,400	39,972,770
	518,880,138	474,229,099

5. Demand deposits with other banks

Represent demand deposits with correspondent banks (non-related parties).

In thousands of Rupiah	2001	2000
Rupiah	3,049,691	8,162,065
Foreign currencies	85,117,050	116,633,935
Total demand deposits with other banks	88,166,741	124,796,000
Allowance for uncollectible demand deposits with other banks:		
Rupiah	(30,497)	(1,247,960)
Foreign currencies	(851,170)	-
	(881,667)	(1,247,960)
Total demand deposits with other banks, net	87,285,074	123,548,040

Based on management's review and evaluation, the collectibility of demand deposits with other banks as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible demand deposits with other banks.

6. Placements with other banks

Represent balance of placements with other banks.

In thousands of Rupiah	Average interest rate per annum (%) 2001	2000	2001	2000
Call money:				
Foreign currencies	3.80	6.29	780,000,000	777,195,000
Promissory notes:				
Rupiah	15.97	13.88	265,000,000	100,000,000
Others (overdraft and fixed loan facilities):				
Rupiah	17.95	15.25	4,679,804	1,830,188
Total placements with other banks, before allowance for uncollectible placements with other banks			1,049,679,804	879,025,188
Allowance for uncollectible placements with other banks:				
Rupiah			(2,696,664)	(8,790,252)
Foreign currencies			(7,800,000)	-
			(10,496,664)	(8,790,252)
Total placements with other banks, net			1,039,183,140	870,234,936

Classification of placements with other banks as of 31 December 2001 dan 2000 based on its remaining maturity period was as follows:

In thousands of Rupiah	Call money	Promissory notes	Others (overdraft and fixed loan facilities)
2001			
Rupiah:			
Up to 1 month	-	265,000,000	2,199,230
More than 1 month through 3 months	-	-	1,600,510
More than 3 months through 12 months	-	-	880,064
Foreign currencies:			
Up to 1 month	780,000,000	-	-
	780,000,000	265,000,000	4,679,804

6. Placements with other banks (Continued)

In thousands of Rupiah	Call money	Promissory notes	others (overdraft and fixed loan facilities)
2000			
Rupiah:			
Up to 1 month	-	-	872,730
More than 1 month through 3 months	-	100,000,000	153,958
More than 3 months through 12 months	-	-	803,500
Foreign currencies:			
Up to 1 month	777,195,000	-	-
	777,195,000	100,000,000	1,830,188

The movement of allowance for uncollectible placements with other banks for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(8,790,252)	(9,213,672)
Transfer to allowance for uncollectible accounts in foreign currencies	6,917,625	-
Additional allowance for uncollectible accounts	(824,037)	-
Recovery of allowance previously provided	-	423,420
Balance, end of year	(2,696,664)	(8,790,252)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(6,917,625)	-
Additional allowance for uncollectible accounts	(217,659)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(664,716)	-
Balance, end of year	(7,800,000)	-
	(10,496,664)	(8,790,252)

Based on management's review and evaluation, the collectibility of placements with other banks as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible placements with other banks.

7. Marketable securities

As of 31 December 2001 and 2000, the marketable securities owned by the Bank were as follows:

a. Trading marketable securities:

In thousands of Rupiah	2001		
	Acquisition cost	Unrealized gain (loss)	Fair value
Government bonds, Rupiah	210,110,000	(4,211,875)	205,898,125
Corporate bonds, Rupiah	9,941,750	(1,941,750)	8,000,000
Floating Rate Notes, foreign currencies	51,666,786	-	51,666,786
Exchange Offer Loans, foreign currencies	491,352,048	-	491,352,048
	763,070,584	(6,153,625)	756,916,959

b. Available-for-sale marketable securities:

In thousand of Rupiah	2001			2000		
	Acquisition cost	Unrealized gain (loss)	Fair value	Acquisition cost	Unrealized gain (loss)	Fair Value
Corporate bonds, Rupiah	-	-	-	5,001,428	(112,428)	4,889,000
Mutual fund investment units, Rupiah	18,462,815	321,521	18,784,336	-	-	-
Mutual fund investment units, foreign currencies	10,387,115	-	10,387,115	-	-	-
	28,849,930	321,521	29,171,451	5,001,428	(112,428)	4,889,000

c. Held-to-maturity marketable securities:

In thousands of Rupiah	2001	2000
	Acquisition cost (after premium/ discount amortization)/ Fair value	Acquisition cost (after premium/ discount amortization)/ Fair value
Bank Indonesia Certificates	5,462,521,941	6,190,252,469
Floating Rate Notes, foreign currencies	-	46,172,885
Exchange Offer Loans, foreign currencies	-	145,792,934
Bonds, Rupiah:		
Government bonds	-	5,844,801
Corporate bonds	7,607,399	13,661,157
Medium Term Notes, Rupiah	-	19,925,482
Bills bought receivable, foreign currencies	25,107,646	35,502,042
	5,495,236,986	6,457,151,770

7. Marketable securities (Continued)

In thousands of Rupiah	2001	2000
Total marketable securities:		
Acquisition cost (after amortization of premium/discount)	6,287,157,500	6,462,153,198
Unrealized loss from decrease in fair value of trading marketable securities	(6,153,625)	-
Unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities	321,521	(112,428)
	6,281,325,396	6,462,040,770
Allowance for uncollectible marketable securities:		
Rupiah	(2,402,899)	(1,201,506)
Foreign currencies	(5,785,136)	-
	(8,188,035)	(1,201,506)
Total marketable securities, net	6,273,137,361	6,460,839,264
The movement of unrealized gain (loss) from increase (decrease) in fair value of available-for-sale marketable securities:		
Balance, beginning of year	(112,428)	29,499
Unrealized gain (loss) from increase (decrease) in fair value	433,949	(141,927)
Balance, end of year	321,521	(112,428)
Fair value of available-for-sale and held-to-maturity debt securities based on its maturity period:		
Less than 1 year	1,956,733	42,222,989
From 1 year through 5 years	5,650,666	174,137,788
	7,607,399	216,360,777
Total accumulated amortization of premium (discount) of held-to-maturity marketable securities which are sold or transferred to other classifications	(3,461,734)	-

7. Marketable securities (Continued)

The classification of marketable securities based on the type of issuers as of 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
a. Government:		
Bank Indonesia Certificates	5,462,521,941	6,190,252,469
Government bonds, Rupiah	205,898,125	5,844,801
	5,668,420,066	6,196,097,270
b. Bank:		
Corporate bonds, Rupiah	7,607,399	8,603,317
Floating Rate Notes, foreign currencies	51,666,786	46,172,885
Exchange Offer Loans, foreign currencies	491,352,048	145,792,934
Medium Term Notes	-	19,925,482
	550,626,233	220,494,618
c. Corporate:		
Corporate bonds, Rupiah	8,000,000	9,946,840
Bills bought receivable, foreign currencies	25,107,646	35,502,042
Mutual fund investment units, Rupiah	18,784,336	-
Mutual fund investment units, foreign currencies	10,387,115	-
	62,279,097	45,448,882
	6,281,325,396	6,462,040,770

Average interest rate per annum:

	2001	2000
	%	%
Rupiah:		
Bank Indonesia Certificates	17.59	12.09
Bonds	15.17	13.51
Medium Term Notes	-	14.00
Foreign currencies:		
Exchange Offer Loans	7.44	7.44
Floating Rate Notes	6.82	6.96
Bills bought receivable	9.00 – 11.00	9.00 – 11.00

The Bank's bonds and medium term notes as of 31 December 2001 included NISP I, NISP II and Lautan Luas serial B bonds with the latest rating by PT Pemeringkat Efek Indonesia (Pefindo) was idBBB, idBBB and idA, respectively.

7. Marketable securities (Continued)

Mutual fund investment units represent Bank's investment in Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar mutual funds with 9,392,607 units, 9,231,407 units and 10,513,274 units, respectively. These mutual fund investment units cannot be sold within 1 (one) year period commencing on 10 August 2001.

The Bank's bonds and medium term notes as of 31 December 2000 included BTNI VII serial A, NISP I, NISP II, Lautan Luas serial B bonds with the latest rating by PT Pemeringkat Efek Indonesia (Pefindo) was idCCC, idBBB, idBBB and idA, respectively.

The movement of allowance for uncollectible marketable securities for the years ended 31 December 2001 and 2000 was as follows:

In thousand of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(1,201,506)	-
Transfer to allowance for uncollectible accounts in foreign currencies	4,409,503	-
Additional allowance for uncollectible accounts	(5,610,896)	(1,201,506)
Balance, end of year	(2,402,899)	(1,201,506)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(4,409,503)	-
Additional allowance for uncollectible accounts	(1,005,677)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(369,956)	-
Balance, end of year	(5,785,136)	-
	(8,188,035)	(1,201,506)

Based on management's review and evaluation, the collectibility of marketable securities as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on marketable securities owned by the Bank.

8. Marketable securities purchased with agreements to resell

Represent receivables from purchase of marketable securities with agreements to resell at the agreed resale price. Those marketable securities represent collaterals for lending transactions.

Marketable securities purchased with agreements to resell as of 31 December 2001 dan 2000 was as follows:

In thousands of Rupiah	Period (days)	Maturity date	Nominal value	Resale price
2001				
Government bonds, Rupiah:				
FR 0003 B	377	21-11-2002	500,000,000	500,000,000
FR 0003 E	90	25-02-2002	292,000,000	209,185,000
FR 0003 E	90	27-02-2002	292,000,000	209,185,000
FR 0003 E	90	04-03-2002	146,000,000	104,592,500
FR 0005 E	90	11-03-2002	315,000,000	209,275,000
				1,232,237,500
Unearned interest revenue				(51,784,353)
				1,180,453,147
Allowance for uncollectible marketable securities purchased with agreements to resell, Rupiah				(12,021,579)
				1,168,431,568
2000				
Government bonds, Rupiah:				
FR 0003 B	365	9-11-2001	500,000,000	500,000,000
Unearned interest revenue				(21,438,356)
				478,561,644

The average interest rate per annum for marketable securities purchased with agreements to resell was 19%.

Based on management's review and evaluation, the collectibility of marketable securities purchased with agreements to resell as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible marketable securities purchased with agreements to resell.

9. Derivative receivables and payables

Represent derivative receivables and payables.

In thousands of Rupiah	Derivative receivables 2001	Derivative receivables 2000	Derivative payables 2001	Derivative payables 2000
Bank	2,380,279	2,418,798	2,624,820	-
Non-bank	-	-	34,554	-
	2,380,279	2,418,798	2,659,374	-
Allowance for uncollectible derivative receivables	(23,803)	-	-	-
	2,356,476	2,418,798	2,659,374	-

Notional value and average period:

	Currencies	Notional value 2001	Notional value 2000	Average period (days) 2001	Average period (days) 2000
Foreign currencies forward purchase contracts	SGD	5,000,000	-	31	-
	USD	2,000,000	1,500,000	62	62
	AUD	7,500,000	6,000,000	32	62
Foreign currencies forward selling contracts	USD	14,689,484	3,157,320	37	62
	JPY	246,240,000	164,100,000	62	62

Based on management's review and evaluation, the collectibility of derivative receivables as of 31 December 2001 and 2000 was classified as "current". The Bank's management believes that the above allowance is adequate to cover possible losses on derivative receivables.

10. Loans receivable

In thousand of Rupiah	2001	2000
Loans receivable by type of loans:		
Related parties:		
Rupiah:		
Promissory notes	4,000,000	-
Current account overdrafts	19,348,069	16,890,531
Post-import financing	867,846	-
Installment loans	3,936,957	1,903,071
Motor vehicle loans	1,262,720	543,460
Housing loans	2,966,348	1,801,999
Investment loans	416,667	916,667
Exim VI loans	-	56,543
Employee loans, non-interest bearing	4,417,262	4,352,344
	37,215,869	26,464,615

10. Loans Receivable (Continued)

In thousands of Rupiah	2001	2000
Foreign currencies:		
Promissory notes	-	4,798
Total loans receivable, related parties	37,215,869	26,469,413
Non-related parties:		
Rupiah:		
Promissory notes	60,431,000	52,761,011
Fixed loans	102,491,288	83,036,288
Current account overdrafts	1,434,143,285	939,255,922
Post-import financing	39,820,598	22,327,553
Pre-export financing	190,000	95,000
Multipurpose loans	3,022,913	961,674
Installment loans	467,743,261	246,513,095
Motor vehicle loans	122,183,264	134,596,823
Housing loans	163,864,163	94,001,510
Investment loans	135,256,567	46,699,394
Syndicated loans	7,462,676	15,537,676
Agriculture financing project loans	515,015	2,643,138
Exim VI loans	7,037,343	15,892,996
Employee loans, non-interest bearing	608,720	563,544
	2,544,770,093	1,654,885,624
Foreign currencies:		
Promissory notes	20,178,080	22,836,100
Fixed loans	28,600,000	27,825,500
Post-import financing	11,141,953	6,324,857
Pre-export financing	27,440,126	26,289,972
Installment loans	27,584,413	44,085,232
Apartment loans	557,593	1,336,527
	115,502,165	128,698,188
Total loans receivable, non-related parties	2,660,272,258	1,783,583,812
Total loans receivable	2,697,488,127	1,810,053,225
Allowance for uncollectible loans receivable:		
Rupiah	(71,905,388)	(48,600,932)
Foreign currencies	(3,721,458)	-
Total allowance for uncollectible loans receivable	(75,626,846)	(48,600,932)
Loans receivable, net	2,621,861,281	1,761,452,293

10. Loans receivable (Continued)

Loans receivable by economic sector:

Rupiah:

	2001					
In millions of Rupiah	Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	1,111,822	13,861	3,112	1,524	25,803	1,156,122
Allowance for uncollectible loans receivable	(13,013)	(693)	(22)	(67)	(25,133)	(38,928)
	1,098,809	13,168	3,090	1,457	670	1,117,194
Manufacturing	582,689	30,498	1,858	5,493	6,536	627,074
Allowance for uncollectible loans receivable	(6,964)	(1,525)	(129)	(2,746)	(6,186)	(17,550)
	575,725	28,973	1,729	2,747	350	609,524
Business services	253,899	3,373	1,985	30	6,357	265,644
Allowance for uncollectible loans receivable	(2,539)	(169)	(51)	-	(6,256)	(9,015)
	251,360	3,204	1,934	30	101	256,629
Construction	49,638	1,427	-	-	163	51,228
Allowance for uncollectible loans receivable	(496)	(71)	-	-	(2)	(569)
	49,142	1,356	-	-	161	50,659
Agriculture and agricultural infrastructure	20,020	42	85	-	-	20,147
Allowance for uncollectible loans receivable	(200)	(2)	-	-	-	(202)
	19,820	40	85	-	-	19,945
Transportation, warehousing and communication	131,417	256	1,438	-	994	134,105
Allowance for uncollectible loans receivable	(1,314)	(13)	(20)	-	-	(1,347)
	130,103	243	1,418	-	994	132,758
Social services	23,280	693	-	-	-	23,973
Allowance for uncollectible loans receivable	(233)	(35)	-	-	-	(268)
	23,047	658	-	-	-	23,705
Mining	620	-	-	-	-	620
Allowance for uncollectible loans receivable	(6)	-	-	-	-	(6)
	614	-	-	-	-	614
Electricity, gas and water	254	-	-	-	-	254
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	251	-	-	-	-	251
Others	298,315	2,371	1,648	259	226	302,819
Allowance for uncollectible loans receivable	(3,741)	(118)	(54)	(2)	(102)	(4,017)
	294,574	2,253	1,594	257	124	298,802
Total loans receivable, net	2,443,445	49,895	9,850	4,491	2,400	2,510,081

10. Loans receivable (Continued)

Foreign currencies:

In millions of Rupiah	2001 Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	53,412	10,400	17,656	-	-	81,468
Allowance for uncollectible loans receivable	(534)	(520)	(2,331)	-	-	(3,385)
	52,878	9,880	15,325	-	-	78,083
Manufacturing	33,477	-	-	-	-	33,477
Allowance for uncollectible loans receivable	(335)	-	-	-	-	(335)
	33,142	-	-	-	-	33,142
Others	141	-	416	-	-	557
Allowance for uncollectible loans receivable	(1)	-	-	-	-	(1)
	140	-	416	-	-	556
Total loans receivable, net	86,160	9,880	15,741	-	-	111,781

Loans receivable by economic sector:

Rupiah:

In millions of Rupiah	2000 Current	Special Mention	Substandard	Doubtful	Loss	Total
Trading, restaurant and hotel	778,980	11,506	3,122	647	31,592	825,847
Allowance for uncollectible loans receivable	(8,515)	(2,553)	(57)	(34)	(22,484)	(33,643)
	770,465	8,953	3,065	613	9,108	792,204
Manufacturing	359,960	7,714	8,142	2,203	7,617	385,636
Allowance for uncollectible loans receivable	(3,936)	(134)	(106)	(484)	(4,633)	(9,293)
	356,024	7,580	8,036	1,719	2,984	376,343
Business services	90,699	712	1,133	-	7,561	100,105
Allowance for uncollectible loans receivable	(907)	(36)	(45)	-	(739)	(1,727)
	89,792	676	1,088	-	6,822	98,378
Construction	32,659	1,719	267	-	216	34,861
Allowance for uncollectible loans receivable	(327)	(86)	(10)	-	(2)	(425)
	32,332	1,633	257	-	214	34,436
Agriculture and agricultural infrastructure	11,741	51	-	-	-	11,792
Allowance for uncollectible loans	(117)	(3)	-	-	-	(120)
	11,624	48	-	-	-	11,672

10. Loans receivable (Continued)

	2000					
In millions of Rupiah	Current	Special Mention	Substandard	Doubtful	Loss	Total
Transportation, warehousing and communication	19,197	-	1,000	-	350	20,547
Allowance for uncollectible loans receivable	(192)	-	-	-	-	(192)
	19,005	-	1,000	-	350	20,355
Social services	16,879	115	-	308	-	17,302
Allowance for uncollectible loans receivable	(169)	(6)	-	(38)	-	(213)
	16,710	109	-	270	-	17,089
Mining	283	-	-	-	-	283
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	280	-	-	-	-	280
Electricity, gas and water	274	-	-	-	-	274
Allowance for uncollectible loans receivable	(3)	-	-	-	-	(3)
	271	-	-	-	-	271
Others	282,093	1,657	489	152	312	284,703
Allowance for uncollectible loans receivable	(2,821)	(101)	(58)	(2)	-	(2,982)
	279,272	1,556	431	150	312	281,721
Total loans receivable, net	1,575,775	20,555	13,877	2,752	19,790	1,632,749
Foreign currencies:						
Trading, restaurant and hotel	62,082	28,035	-	-	-	90,117
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	62,082	28,035	-	-	-	90,117
Manufacturing	33,575	-	-	-	3,669	37,244
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	33,575	-	-	-	3,669	37,244
Business services	5	-	-	-	-	5
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	5	-	-	-	-	5
Others	-	375	962	-	-	1,337
Allowance for uncollectible loans receivable	-	-	-	-	-	-
	-	375	962	-	-	1,337
Total loans receivable, net	95,662	28,410	962	-	3,669	128,703

10. Loans receivable (Continued)

In millions of Rupiah	2001	2000
Loans receivable by period based on period stated in credit agreement:		
Rupiah:		
Up to 1 year	1,714,984	1,180,277
More than 1 year through 2 years	204,330	147,715
More than 2 years through 5 years	599,272	314,483
More than 5 years	63,400	38,875
	2,581,986	1,681,350
Foreign currencies:		
Up to 1 year	87,360	83,281
More than 2 years through 5 years	28,142	45,422
	115,502	128,703
	2,697,488	1,810,053
Loans receivable by period based on remaining maturity period:		
Rupiah:		
Up to 1 year	1,714,533	1,169,939
More than 1 year through 2 years	291,285	175,713
More than 2 years through 5 years	486,350	286,838
More than 5 years	89,818	48,860
	2,581,986	1,681,350
Foreign currencies:		
Up to 1 year	89,112	83,281
More than 1 year through 2 years	26,390	4,499
More than 2 years through 5 years	-	40,923
	115,502	128,703
	2,697,488	1,810,053

10. Loans receivable (Continued)

	2001	2000
Weighted average interest rate per annum:		
Rupiah	17.65%	16.70%
Foreign currencies	8.50%	8.89%

The above stated loans receivable represent short-term and long-term loans in Rupiah and foreign currencies with various types of collaterals, including land, buildings and other tangible assets.

Loans extended to the Bank's employees (including directors) consist of motor vehicle loans, housing loans and loans for other purposes, with period of 1 - 120 months, repayment through monthly salary deduction.

Loans receivable from related parties, except for employee loans, are with normal terms and conditions as loans to non-related parties.

The Bank's total participation in syndicated loans with other banks as of 31 December 2001 and 2000 amounted to equivalent Rp 7,462,676 thousand and Rp 15,537,676 thousand, respectively, with percentage of participation ranged between 2.5% - 13% and 2.5% - 50% from the total syndicated loan facilities. The Bank only acted as a participant in these syndicated loans.

Loans receivable classified as substandard, doubtful and loss (non-performing loans) as of 31 December 2001 and 2000 amounted to equivalent Rp 75,582,145 thousand and Rp 69,743,046 thousand (2.80% and 3.85% of total loans receivable), respectively. During the years ended 31 December 2001 and 2000, the Bank received interest on non-performing loans amounted to equivalent Rp 341,156 thousand and Rp 569,765 thousand, respectively.

As of 31 December 2001 and 2000, the realizable fair value of foreclosed collaterals amounted to Rp 22,656,779 thousand and Rp 80,350,969 thousand, respectively.

As of 31 December 2001 and 2000, loans receivable which the interest charges have been discountinued amounted to Rp 75,583 million and Rp 69,742 million, respectively.

During the years ended 31 Desember 2001 dan 2000, loans receivable which were restructured amounted to Rp 2,674,166 thousand and Rp 1,220,000 thousand, respectively, with the allowance for uncollectible loans amounted to Rp 136,296 thousand and Rp 610,000 thousand, respectively. Restructurization of non-performing loans was performed through a change or modification of credit terms and no loss resulting from this loan restructurization. From the restructured loans, the bank did not have any commitments to extend additional loans.

10. Loans receivable (Continued)

The movement of allowance for uncollectible loans for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Balance, beginning of year	(48,600,932)	(67,858,728)
Transfer to allowance for uncollectible accounts in foreign currencies	1,964,841	-
Additional allowance for uncollectible loans	(15,042,760)	-
Loans written-off	624,675	7,648,912
Recovery of loans previously written-off	(10,851,212)	(21,466,945)
Reversal of allowance for uncollectible loans	-	33,075,829
Balance, end of year	(71,905,388)	(48,600,932)
Foreign currencies:		
Balance, beginning of year	-	-
Transfer from allowance for uncollectible accounts in Rupiah	(1,964,841)	-
Additional allowance for uncollectible loans	(1,694,616)	-
Recovery of loans previously written-off	(8,996)	-
Exchange rate difference from translation of allowance for uncollectible accounts in foreign currencies	(53,005)	-
Balance, end of year	(3,721,458)	-
	(75,626,846)	(48,600,932)

The Bank's management believes that the allowance for uncollectible loans already provided is adequate to cover the possible losses on uncollectible loans.

The Bank's report to Bank Indonesia (unaudited) stated that the Bank had complied with the requirement of legal lending limit at year end 2001 and 2000.

11. Long-term investments

Represent investments in shares with an ownership of less than 20%, recorded using the cost method:

In thousands of Rupiah	Ownership percentage	2001	2000
PT Bank Keppel TatLee Buana (banking):			
150 shares, par value of Rp 50,000,000 per share	15%	7,500,000	7,500,000
PT Asuransi Buana Independen (insurance company): 2001: 12,000 shares, 2000: 3,000 shares, par value of Rp 100,000 per share	10%	300,000	300,000
PT Sarana Bersama Pembiayaan Indonesia (financing company):			
63 shares, par value of Rp 1,000,000 per share	0.94%	63,000	63,000
PT Bank Muamalat Indonesia (sharia bank):			
1,000 shares, par value of Rp 1,000 per share	0.01%	1,000	1,000
PT Aplikanusa Lintasarta (telecommunication service company):			
25 shares, par value of Rp 1,000,000 per share	1.25%	25,000	25,000
Total, all classified as current long-term investments		7,889,000	7,889,000
Allowance for decline in value of long-term investments		(78,890)	(78,890)
		7,810,110	7,810,110

The movement of allowance for decline in value of long-term investments for the years ended 31 December 2001 and 2000 was as follows:

In thousands of Rupiah	2001	2000
Balance, beginning of year	(78,890)	(153,890)
Recovery in value of long-term investments	-	75,000
Balance, end of year	(78,890)	(78,890)

12. Fixed assets

Owned fixed assets:

In thousands of Rupiah	2001				
	Beginning balance	Additions	Disposals	Revaluations	Ending balance
Acquisition cost/revaluation value:					
Land	48,067,045	12,909,769	(405,852)	76,300,425	136,871,387
Buildings	44,307,746	21,010,400	(2,281,030)	23,978,867	87,015,983
Furniture and fixtures	28,046,698	8,717,565	(163,943)	-	36,600,320
Office equipment	75,037,141	35,293,425	(280,725)	-	110,049,841
Motor vehicles	23,867,227	11,905,745	(1,883,005)	-	33,889,967
	219,325,857	89,836,904	(5,014,555)	100,279,292	404,427,498
Impairment of fixed assets value	(4,648,514)	-	-	-	(4,648,514)
	214,677,343	89,836,904	(5,014,555)	100,279,292	399,778,984
Accumulated depreciation:					
Buildings	(13,506,452)	(5,533,463)	399,596	14,287,728	(4,352,591)
Furniture and fixtures	(18,403,357)	(5,405,156)	163,943	-	(23,644,570)
Office equipment	(35,334,147)	(20,020,132)	227,065	-	(55,127,214)
Motor vehicles	(12,701,574)	(5,793,761)	1,435,357	-	(17,059,978)
	(79,945,530)	(36,752,512)	2,225,961	14,287,728	(100,184,353)
Net book value	134,731,813	53,084,392	(2,788,594)	114,567,020	299,594,631

In thousands of Rupiah	2000			
	Beginning balance	Additions	Disposal	Ending balance
Acquisition cost:				
Land	48,187,830	1,207,773	(1,328,558)	48,067,045
Buildings	40,376,654	3,964,534	(33,442)	44,307,746
Furniture & Fixtures	22,370,312	5,854,299	(177,913)	28,046,698
Office equipment	43,520,144	32,623,116	(1,106,119)	75,037,141
Motor vehicles	18,237,025	7,859,329	(2,229,127)	23,867,227
	172,691,965	51,509,051	(4,875,159)	219,325,857
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	168,043,451	51,509,051	(4,875,159)	214,677,343

12. Fixed assets (Continued)

In thousands of Rupiah	2000			
	Beginning balance	Additions	Disposals	Ending balance
Accumulated depreciation:				
Buildings	(11,126,908)	(2,383,293)	3,749	(13,506,452)
Furniture & fixtures	(14,789,102)	(3,775,142)	160,887	(18,403,357)
Office equipment	(23,079,312)	(13,251,381)	996,546	(35,334,147)
Motor vehicles	(10,555,670)	(4,211,897)	2,065,993	(12,701,574)
	(59,550,992)	(23,621,713)	3,227,175	(79,945,530)
Net book value	108,492,459	27,887,338	(1,647,984)	134,731,813

In thousands of Rupiah	2001	2000
Depreciation expenses were charged to:		
Occupancy expenses	5,533,463	2,383,293
General and administrative expenses	31,219,049	21,238,420

As of 31 December 2001 and 2000, all fixed assets were insured to related parties for a total sum insured of Rp 101,010,000 thousand and Rp 111,140,939 thousand, respectively (see Note 34). The Bank's management believes that such insurance coverage is sufficient to cover possible losses.

Impairment of fixed assets value represents difference between net book value of fixed assets and the fair value of land and building based on independent appraisal report.

13. Other assets

In thousands of Rupiah	2001	2000
Prepaid expense	14,562,380	14,010,949
Foreclosed collaterals	22,656,779	80,350,969
Deposits, advance for building renovation, advance for purchase of fixed assets	28,561,916	48,779,546
Security deposits	6,580,170	5,016,211
Deferred tax assets (Note 19)	4,791,470	-
Others	3,595,479	12,575,507
	80,748,194	160,733,182
Allowance for decline in value of other assets	-	(35,670,675)
	80,748,194	125,062,507

13. Other assets (Continued)

Other assets from transactions with related parties as of 31 December 2001 and 2000 represented prepaid rent expense of Rp 165,000 thousand and Rp 9,555,036 thousand, respectively (see Note 34).

Others consist of other prepaid expenses, printed materials and stationery, and miscellaneous.

14. Demand deposits

In thousands of Rupiah	2001	2000
Bank:		
Related parties:		
Rupiah	293,083	75,525
Foreign currencies	-	-
	293,083	75,525
Non-related parties:		
Rupiah	1,994,412	2,531,572
Foreign currencies	-	-
	1,994,412	2,531,572
Non-bank:		
Related parties:		
Rupiah	57,615,553	62,115,762
Foreign currencies	97,154,341	95,316,920
	154,769,894	157,432,682
Non-related parties:		
Rupiah	1,860,005,190	1,469,012,699
Foreign currencies	1,065,112,912	799,064,134
	2,925,118,102	2,268,076,833
	3,082,175,491	2,428,116,612

The interest rates per annum on Rupiah demand deposits were 5.50% in 2001 and 6.27% in 2000, which were computed from the lowest daily balance of Rupiah accounts with a minimum balance of Rp 3,000,000.

As of 31 December 2001 and 2000, demand deposits which were blocked based on customers' request amounted to Rp 9,124,634 thousand and Rp 2,562,737 thousand, respectively.

15. Saving accounts

In thousands of Rupiah	Average interest rate per annum (%) 2001	2000	2001	2000
Bank:				
Related parties:				
Saving accounts-*Produktif*	10	8.69	10,060,031	4,079,392
Non-bank:				
Related parties:				
Saving accounts-*Produktif*	10	8.69	15,889,920	40,055,991
Saving accounts-*Prioritas*	10	9.42	22,466	17,818
Saving accounts-*Buana Plus*	9	8.37	507,372	486,290
			16,419,758	40,560,099
Non-related parties:				
Saving accounts-*Produktif*	10	8.69	3,790,158,635	3,756,810,031
Saving accounts-*Prioritas*	11	9.42	58,997,485	57,274,626
Saving accounts-*Tabanas/Taska*	6.01	6.01	293,240	349,419
Saving accounts-*Buana Plus*	9	8.37	11,579,305	5,558,501
			3,861,028,665	3,819,992,577
			3,887,508,454	3,864,632,068

As of 31 December 2001 and 2000, saving accounts pledged as collateral for credit facilities amounted to Rp 3,768,638 thousand and Rp 1,559,845 thousand, respectively.

16. Time deposits

In thousands of Rupiah	Period	2001	2000
Bank:			
Non-related parties:			
Time deposits, Rupiah	1 month	2,125,500	2,000,000
		2,125,500	2,000,000

16. Time deposits (Continued)

In thousands of Rupiah	Period	2001	2000
Non-bank:			
Related parties:			
On call deposits, Rupiah	Up to 1 month	13,700,000	-
Time deposits, Rupiah	1 month	37,172,602	32,245,400
	3 months	10,000	260,000
	6 months	25,000	25,000
	12 months	10,000	10,000
		37,217,602	32,540,400
Time deposits, foreign currencies	1 month	6,247,037	31,564,994
	3 months	8,424,000	5,373,200
	6 months	260,000	239,875
	12 months	52,000	47,975
		14,983,037	37,226,044
Non-related parties:			
On call deposits, Rupiah	Up to 1 month	21,100,000	34,760,500
Time deposits, Rupiah	1 month	3,473,832,129	2,816,089,177
	3 months	24,645,945	14,149,600
	6 months	14,353,800	2,163,700
	12 months	18,915,700	20,617,650
		3,531,747,574	2,853,020,127
Time deposits, foreign currencies	1 month	319,243,800	278,615,558
	3 months	41,772,090	42,419,156
	6 months	14,188,957	18,785,597
	12 months	3,145,710	4,237,505
		378,350,557	344,057,816
		3,999,224,270	3,303,604,887

	2001	2000
Weighted average interest rates per annum:		
Rupiah	13.45%	9.78%
Foreign currencies	3.71%	5.08%

16. Time deposits (Continued)

Classification of time deposits based on the remaining maturity period was as follows:

In thousands of Rupiah	2001	2000
Rupiah:		
Up to 1 month	3,409,391,676	2,759,723,027
More than 1 month through 3 months	134,961,000	99,374,000
More than 3 months through 6 months	36,440,000	45,150,000
More than 6 months through 12 months	25,098,000	18,074,000
	3,605,890,676	2,922,321,027
Foreign currencies:		
Up to 1 month	373,303,594	327,675,860
More than 1 month through 3 months	15,298,000	41,067,000
More than 3 months through 6 months	3,713,000	9,624,000
More than 6 months through 12 months	1,019,000	2,917,000
	393,333,594	381,283,860
	3,999,224,270	3,303,604,887

As of 31 December 2001 and 2000, time deposits pledged as collaterals for credit facilities granted by the Bank to its customers amounted to Rp 259,384,743 thousand and Rp 286,208,210 thousand, respectively.

17. Certificates of deposit

In thousands of Rupiah	2001	2000
Rupiah certificates of deposit for period of 1 month to 12 months:		
Nominal value	19,000	29,000
Less unamortized discount	-	-
	19,000	29,000

Weighted average interest rate per annum on certificates of deposit was 9.50% in 2001 and 2000.

18. Borrowings

In thousands of Rupiah	Average interest rate per annum (%) 2001	2000	2001	2000
Due to other banks:				
Short-term loans:				
Call money, Rupiah	-	10.96	-	79,000,000
Overdraft, foreign currencies	-	-	13,209,058	195,004
			13,209,058	79,195,004
Long-term loans:				
World Bank loans (AFP facilities), Rupiah	12.08	12.36	4,906,000	5,798,000
Export Import Bank of Japan loans, Rupiah	14.47	12.77	48,990,680	54,434,090
			53,896,680	60,232,090
			67,105,738	139,427,094

Based on the loan channeling agreement with Bank Indonesia dated 20 June 1995, the Bank obtained a loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This AFP loan facility (Rupiah loan facility equivalent of USD 5,300,000 using the rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 semi-annual Rupiah installments with equal amounts since 30 September 1998 through 30 March 2007. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from 5 state owned banks during the latest 6 months period whichever is lower.

Based on the loan channeling agreement with Bank Indonesia dated 25 July 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent of JPY 1,300,000,000 using the rate at drawdown date) has 3 years grace period, due within 14 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 22 semi-annual Rupiah installments with equal amounts since 15 February 2000 through 15 August 2010. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period.

19. Taxes payable and corporate income tax

a. Taxes payable consists of:

In thousands of Rupiah	2001	2000
Income tax article 21	6,243,906	14,014,498
Income tax article 23	14,916,117	8,936,723
Corporate income tax article 25, monthly installments	7,418,604	4,386,731
Corporate income tax article 29	34,381,190	21,955,814
Value Added Tax	26,285	18,985
	62,986,102	49,312,751

b. The reconciliation of accounting income before tax to taxable income (in accordance with the respective 2001 and 2000 tax returns) of the Bank is as follows:

In thousands of Rupiah	2001	2000
Accounting income before tax according to the statement of Income	359,750,555	161,238,203
Income tax basis adjustments:		
Permanent differences:		
Depreciation of fixed assets	1,990,426	890,014
Uncollectible loans and other losses expenses	3,619,278	1,281,608
Entertainment	863,950	626,678
Business Development	1,138,933	879,382
Donation	1,514,540	1,483,073
(Reversal) provision expense on decline in value of foreclosed collaterals	(35,670,675)	35,670,675
Gain on sale of fixed assets	(854,856)	(1,002,277)
Meals and drinks for employees and guests	-	568,869
Other general and administrative expenses	607,493	736,808
Other non-tax deductible expenses	370,707	1,028,078
Dividend income	-	(112,667)
Rental income	(436,971)	(422,380)
	(26,857,175)	41,627,861
Temporary differences:		
Depreciation of fixed assets	9,676,461	(631,188)
Uncollectible loans and other losses expenses	3,622,880	(6,063,394)
Loss on decline in value of marketable securities	6,153,625	-
Gain on sale of fixed assets	(159,704)	(206,685)
	19,293,262	(6,901,267)
Taxable income	352,186,642	195,964,797

Other non-tax deductible expenses consist of loss on sale of fixed assets (the net book value for financial accounting purposes differs with the net book value for income tax computation purposes) and tax penalties.

19. Taxes payable and corporate income tax (Continued)

c. Income tax expenses consist of:

In thousands of Rupiah	2001	2000
Current tax	105,638,493	58,780,689
Deferred tax	(5,787,979)	934,088
	99,850,514	59,714,777

Reversal of deferred tax liabilities on revaluation increment of fixed assets (Note 22).

d. Deferred tax assets (liabilities)

Deferred tax assets (liabilities) consist of accumulation of deductible temporary differences and taxable temporary differences as follows:

In thousands of Rupiah	2001	2000
Deferred tax assets:		
Depreciation of fixed assets	1,871,058	-
Allowance for uncollectible loans	1,136,745	49,881
Unrealized loss on marketable securities	1,846,088	-
	4,853,891	49,881
Deferred tax liabilities:		
Depreciation of fixed assets	-	(983,969)
Revaluation increment on fixed assets	(62,421)	-
	(62,421)	(983,969)
Deferred tax assets, net	4,791,470	(934,088)

Reconciliation of deferred tax assets (liabilities):

In thousands of Rupiah	2001	2000
Balance, beginning of year	(934,088)	1,136,292
Unrealized loss on marketable securities	1,846,088	-
Expense (recovery) of allowance for uncollectible loans and other losses	1,086,864	(1,819,018)
Depreciation of fixed assets	2,855,027	(251,362)
Revaluation increment on fixed assets	(62,421)	-
Balance, end of year	4,791,470	(934,088)

19. Taxes payable and corporate income tax (Continued)

e. Reconciliation between income tax expenses and multiplication of accounting income before tax with prevailing tax rate.

In thousands of Rupiah	2001	2000
Accounting income before tax	359,750,555	161,238,203
Corporate income tax at prevailing tax rate	107,907,667	48,362,711
Non-deductible expenses (permanent differences)	(8,057,153)	12,488,358
Movement on valuation allowance	-	(1,136,292)
Income tax expenses	99,850,514	59,714,777

f. The corporate income tax payable article 29 is computed as follows:

In thousands of Rupiah	2001	2000
Calculation of corporate income tax:		
10% of Rp 50,000 thousand in 2001 and Rp 25,000 thousand in 2000	5,000	2,500
15% of Rp 50,000 thousand in 2001 and Rp 25,000 thousand in 2000	7,500	3,750
30% of Rp 352,086,642 thousand in 2001 and Rp 195,914,797 thousand in 2000	105,625,993	58,774,438
	105,638,493	58,780,688
Prepaid taxes (Income tax article 23 and 25)	(71,257,303)	(36,824,874)
Income tax payable (article 29)	34,381,190	21,955,814

Under the taxation laws of Indonesia, the Bank submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the taxes becoming payable.

20. Share capital

The share capital at year end 2001 and 2000 was as follows:

	Number of shares	Par value (In thousands of Rupiah)
Authorized capital	1,800,000,000	900,000,000
Unissued	(830,000,000)	(415,000,000)
Issued and paid-in	970,000,000	485,000,000

The composition of shareholders at year end 2001 and 2000 was as follows:

	Number of shares		Ownership percentage (%)	
	2001	2000	2001	2000
Ownership more than 5%:				
PT Sari Dasa Karsa	716,147,000	716,147,000	73.83	73.83
PT Makindo Tbk	63,980,000	-	6.60	-
Commissioners:				
Iskandar Tanuwidjaja (until June 2000)	6,584,000	6,584,000	0.68	0.68
Lukito Winarto	1,673,000	1,673,000	0.17	0.17
Director:				
Eddy Muljanto	6,584,000	6,584,000	0.68	0.68
Other shareholders	175,032,000	239,012,000	18.04	24.64
	970,000,000	970,000,000	100.--	100.--

Total issued and paid-in capital was as follows:

In thousands of Rupiah	2001	2000
Ownership more than 5%:		
PT Sari Dasa Karsa	358,073,500	358,073,500
PT Makindo Tbk	31,990,000	-
Commissioners:		
Iskandar Tanuwidjaja (until June 2000)	3,292,000	3,292,000
Lukito Winarto	836,500	836,500
Director:		
Eddy Muljanto	3,292,000	3,292,000
Other shareholders	87,516,000	119,506,000
	485,000,000	485,000,000

20. Share capital (Continued)

Other shareholders represent shareholders who own less than 5% of total outstanding shares, excluding directors and commissioners.

In accordance with Bank Indonesia Regulation No. 3/21/PBI/2001 dated 13 December 2001 regarding the minimum Capital Adequacy Ratio for banks, at year end 2001, the Bank was required to provide minimum capital of 8% of its weighted risk assets.

In millions of Rupiah	2001
Capital components (after take into account weighted risk), consist of:	
Core capital	
Paid in capital	485,000
Additional paid-in capital	23,567
General reserve	10,000
Prior years' net profit	152,997
Current year's profit after tax	129,950
Difference in value of transactions with entities under common control	(6,220)
Unrealized gain from increase in fair value of available-for-sale marketable securities	322
Total core capital	795,616
Supplementary capital	
Revaluation increment on fixed assets	103,280
General reserve of allowance for productive assets	49,596
Total supplementary capital	152,876
Total core capital and supplementary capital	948,492
Long-term investment	(7,889)
Total capital	940,603
Weighted Risk Assets	3,967,680
Capital Adequacy Ratio	23.71%

Capital Adequacy Ratio of the Bank as of 31 December 2000 was 20.65%, which complied with Decree of Directors of Bank Indonesia No. 31/146/KEP/DIR dated 12 November 1999 which required minimum capital of 4% of its weighted risk assets.

21. Additional paid-in capital, net

Represents excess of payments by shareholders over nominal value from Initial Public Offering of 194,000,000 common shares with nominal value of Rp 500 per share, after deducting with shares issuance cost.

22. Revaluation increment on fixed assets

The revaluation of certain fixed assets (land and buildings) as of 30 June 2001, in accordance with the Minister of Finance's decree No. 384/KMK.04/1998 dated 14 August 1998, resulted in revaluation increment on fixed assets as follows:

In thousands of Rupiah

Fair value/market value	169,215,000
Net book value, tax basis	(56,970,349)
Revaluation increment on fixed assets, tax basis	112,244,651
Net book value, tax basis	102,836,059
Net book value, accounting basis	(93,653,702)
Difference between net book value (tax basis) and net book value (accounting basis)	9,182,357
Fixed assets which their fair value/market value are lower than their net book value (tax basis) but their fair value/market value are higher than their net book value (accounting basis)	(6,859,988)
Revaluation increment on fixed assets	114,567,020
Reversal of deferred tax	(62,421)
Final income tax	(11,224,465)
Revaluation increment on fixed assets	103,280,134

The above mentioned revaluation increment on fixed assets, income tax basis, amounting to Rp 112,244,651 thousand was approved by the Head of Jakarta Tax Office under letter No. KEP-07/WPJ.06/KP.0404/2001 dated 6 Desember 2001. The letter stated a final tax liability on the revaluation increment amounting to Rp 11,224,465 thousand.

23. Difference in value of transactions with entities under common control

The difference in value of transactions with entities under common control as of 31 December 2001 and 2000 consisted of:

In thousands of Rupiah	
Sales of land and buildings to PT Bumi Citra Wicaksana on 31 December 1997:	
Selling price	8,000,000
Net book value	(4,831,615)
	3,168,385
Acquisition of land and buildings from PT Buana Land on 19 December 1997:	
Acquisition cost	(21,544,000)
Net book value	12,155,853
	(9,388,147)
	(6,219,762)

Land and building sold to and acquired from entities under common control are currently used for the Bank's operation (as offices and branches).

24. Interest revenue

Interest revenue consists of interest on:

In thousands of Rupiah	2001	2000
Loans receivable	372,034,011	199,908,600
Marketable securities	1,202,718,490	900,746,161
Placements with other banks	57,217,860	49,502,826
Demand deposits with other banks	2,391,409	2,235,119
	1,634,361,770	1,152,392,706

Interest revenue generated from transactions with related parties in 2001 and 2000 amounted to less than 5% of total interest revenue.

25. Interest expenses

Interest expenses consist of interest on:

In thousands of Rupiah	2001	2000
Demand deposits	141,427,401	121,316,023
Saving accounts	391,468,243	333,995,829
Time deposits	448,353,972	301,722,793
Borrowings	19,608,911	17,402,788
Others	548,533	261,022
	1,001,407,060	774,698,455

Interest expenses from transactions with related parties in 2001 and 2000 amounted to less than 5% of total interest expenses.

26. Personnel expenses

Personnel expenses consist of:

In thousands of Rupiah	2001	2000
Salaries and wages	79,542,068	74,027,391
Overtime	9,290,032	8,467,349
Holiday bonus	7,415,324	8,534,321
Medical	5,383,932	4,346,476
Meals, transportation and other benefits-in-kind	14,403,180	11,293,519
Obligatory employee insurance *(Jamsostek)*	2,912,444	2,405,597
Honorarium	8,631,629	4,903,646
Pension funds contribution	16,413,336	10,734,040
Severance pay	6,368,936	15,854
Others	2,162,456	1,313,749
	152,523,337	126,041,942

27. General and administrative expenses

General and administrative expenses consist of:

In thousands of Rupiah	2001	2000
Printed material, office supplies	12,004,559	8,896,794
Telecommunication, electricity, water	23,594,862	18,208,616
Gratification	32,819,541	28,008,726
Premium paid in connection with the government guarantee on certain obligations of the banks	26,512,182	24,127,550
Promotion	6,543,697	5,286,539
Maintenance of office equipment, motor vehicles	9,405,818	8,150,520
Insurance	2,159,966	1,516,284
Professional fees	3,999,808	1,683,365
Education, training	5,238,913	2,452,009
Employee income tax	26,850,954	28,549,329
Depreciation of fixed assets	31,219,049	21,238,420
Others	19,324,890	29,486,462
	199,674,239	177,604,614

28. Earnings Per Share

Earnings per share is computed based on weighted average number of shares outstanding in the related year, as follows:

In thousands of Rupiah	2001	2000
Net operating income	356,642,682	157,614,042
Net income	259,900,041	101,523,426
Weighted average number of shares outstanding	970,000,000 shares	761,480,874 shares
Earnings per share (in whole Rupiah):		
Net operating income	368	207
Net income	268	133

29. Cash dividends

In thousands of Rupiah	2001	2000
Cash dividends distributed in 2001 and 2000 were Rp 32 and Rp 489.36 per share, respectively	31,040,000	230,000,000

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 21 dated 12 November 1999, after being approved by Bank Indonesia under its letter No. 2/198/DPwB1/IDWB1 dated 2 February 2000, the Bank paid cash dividends amounted to Rp 40 billion to all shareholders on 21 March 2000.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 8 dated 19 January 2000, after being approved by Bank Indonesia under its letter No. 2/478/DPwB1/IDWB1 dated 15 March 2000 and by the Indonesian Bank Restructuring Agency ("IBRA") under its letter No. S-388/BL/BPPN/0400 dated 17 April 2000, the Bank paid interim cash dividends amounted to Rp 190 billion to all shareholders on 25 April 2000.

Based on the resolution of Annual General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 29 dated 25 May 2001, after being approved by IBRA under its letter No. PB-114/BPPN/0401 dated 9 April 2001, the Bank paid cash dividends amounted to Rp 31.04 billion to all shareholders on 5 July 2001.

30. Commitments and Contingencies

The Bank had committed and contingent receivables/liabilities as follows:

		Amount in foreign currencies		Amounts in thousands of Rupiah	
	Currencies	2001	2000	2001	2000
COMMITMENTS					
Committed receivables:					
Unsettled spot purchase contracts					
Non-related parties	USD	14,800,000	4,650,000	153,920,000	44,616,750

30. Commitments and Contingencies (Continued)

	Currencies	Amount in foreign currencies 2001	2000	Amounts in thousands of Rupiah 2001	2000
Committed liabilities:					
Unsettled spot selling contracts					
Related parties	USD	-	250,000	-	2,398,750
Non-related parties	USD	6,400,000	2,500,000	66,560,000	23,987,500
				66,560,000	26,386,250
Unused customer loan facilities	Rupiah			1,428,389,829	1,156,980,755
Outstanding irrevocable Letter of Credit	Rupiah			11,730,395	4,252,520
	USD	2,838,635	4,902,264	29,521,804	47,037,226
	AUD	41,010	11,180	217,945	59,461
	SGD	144,671	46,466	813,617	257,377
	DEM	-	2,050,306	-	9,342,486
	GBP	-	7,100	-	101,526
	JPY	13,378,375	210,850,148	1,059,352	17,621,379
	EUR	384,090	-	3,534,768	-
	Others, USD equivalent	8,257	576,765	85,877	5,534,056
				46,963,758	84,206,031
CONTINGENCIES					
Contingent receivables:					
Interest on non-performing productive assets	Rupiah			890,405	1,336,079
Contingent liabilities:					
Bank guarantees issued to customers	Rupiah			81,776,246	65,279,688
	USD	250,775	427,061	2,608,059	4,097,649
	Others, USD equivalent	35,834	-	372,678	-
				84,756,983	69,377,337
Unused traveller's cheques	USD	775,250	1,165,450	8,062,600	11,182,493

31. Net Open Position

Based on Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated 31 December 1998 regarding Net Open Position of banks, the maximum Net Open Position is 20% of its capital. Net Open Position is the sum of the absolute values of the difference between net assets and liabilities as well as receivables and payables is foreign currencies, recorded in balance sheet as well as in the statement of commitments and contingencies.

Net Open Position of the Bank as of 31 December 2001 and 2000 was as follows:

In millions of Rupiah	2001		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of assets and liabilities in the statement of commitments and contingencies	Total Net Open Position (absolute value)
USD	42,849	(44,611)	1,762
EUR	(887)	-	887
JPY	18,582	(19,498)	916
SGD	(24,121)	28,120	3,999
MYR	7	-	7
DEM	32	-	32
HKD	(744)	-	744
GBP	771	-	771
AUD	(39,663)	39,858	195
NZD	66	-	66
CAD	418	-	418
BND	8	-	8
THB	1	-	1
CHF	718	-	718
BEF	226	-	226
SEK	140	-	140
DKK	312	-	312
SAR	42	-	42
Net Open Positon (absolute value)			11,244
Capital (Note 20)			940,603
Percentage of NOP to capital			1.20%

31. Net Open Position (Continued)

In millions of Rupiah	2000		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of assets and liabilities in the statement of commitments and contingencies	Total Net Open Position (absolute value)
USD	(10,821)	2,329	8,492
EUR	344	-	344
JPY	15,363	(13,714)	1,649
SGD	666	-	666
MYR	89	-	89
DEM	(6,845)	-	6,845
HKD	3,926	-	3,926
GBP	850	-	850
AUD	(31,886)	31,911	25
NLG	1,204	-	1,204
NZD	(34)	-	34
CAD	921	-	921
ITL	4,356	-	4,356
FRF	487	-	487
CHF	83	-	83
BEF	519	-	519
SEK	478	-	478
DKK	106	-	106
ESP	324	-	324
SAR	4	-	4
Net Open Position (absolute value)			31,402
Capital			687,097
Percentage of NOP to capital			4.57%

32. Maturity of assets and liabilities

Maturity analysis of assets and liabilities as of 31 December 2001, according to the maturity group based on residual period, counted from the balance sheet date until the maturity date was as follows:

Rupiah:

In millions of Rupiah	Up to 1 month	More than 1 month through 3 months	More than 3 months through 12 months	More than 1 year through 5 years	Up to 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	118,878	118,878
Demand deposits with Bank Indonesia	-	-	-	-	-	470,198	470,198
Demand deposits with other banks, net	-	-	-	-	-	3,019	3,019
Placements with other banks, net	264,527	1,585	871	-	-	-	266,983
Marketable securities, net	3,693,737	1,768,784	55,714	163,576	-	18,597	5,700,408
Marketable securities purchased with agreements to resell, net	-	703,211	465,221	-	-	-	1,168,432
Derivative receivables, net	-	-	-	-	-	2,356	2,356
Loans receivable, net	108,310	295,570	1,251,584	766,904	87,713	-	2,510,081
Long-term investments, net	-	-	-	-	-	7,810	7,810
Other receivables	-	-	-	-	-	34,811	34,811
Fixed assets, net	-	-	-	-	-	299,595	299,595
Other assets, net	-	-	-	-	-	72,236	72,236
	4,066,574	2,769,150	1,773,390	930,480	87,713	1,027,500	10,654,807
Liabilities:							
Liabilities payable on demand	-	-	-	-	-	27,444	27,444
Demand deposits	1,919,908	-	-	-	-	-	1,919,908
Saving accounts	3,887,508	-	-	-	-	-	3,887,508
Time deposits	3,409,392	134,961	61,538	-	-	-	3,605,891
Certificates of deposit	19	-	-	-	-	-	19
Derivative payables	2,659	-	-	-	-	-	2,659
Borrowings	-	-	-	-	53,897	-	53,897
Accrued expenses	-	-	-	-	-	34,209	34,209
Taxes payable	-	-	-	-	-	62,986	62,986
Other liabilities	-	-	-	-	-	28,047	28,047
Estimated loss on commitments and contingencies	-	-	-	-	-	933	933
	9,219,486	134,961	61,538	-	53,897	153,619	9,623,501
Net Position	(5,152,912)	2,634,189	1,711,852	930,480	33,816	873,881	1,031,306

32. Maturity of assets and liabilities (Continued)

Foreign currencies:

In millions of Rupiah	Up to 1 month	More than 1 month through 3 months	More than 3 months through 12 months	More than 1 year through 5 years	Up to 5 years	Non-interest bearing	Total
Assets:							
Cash on hand	-	-	-	-	-	3,793	3,793
Demand deposits with Bank Indonesia	-	-	-	-	-	48,682	48,682
Demand deposits with other banks, net	-	-	-	-	-	84,266	84,266
Placements with other banks, net	772,200	-	-	-	-	-	772,200
Marketable securities, net	23,115	52,892	56,102	430,336	-	10,284	572,729
Loans receivable, net	14,513	32,320	40,975	23,972	-	-	111,780
Acceptance receivables, net	-	-	-	-	-	16,691	16,691
Other receivables	-	-	-	-	-	641	641
Other assets, net	-	-	-	-	-	8,512	8,512
	809,828	85,212	97,077	454,308	-	172,869	1,619,294
Liabilities:							
Liabilities payable on demand	-	-	-	-	-	24,178	24,178
Demand deposits	1,162,267	-	-	-	-	-	1,162,267
Time deposits	373,304	15,298	4,732	-	-	-	393,334
Acceptance receivables	6,663	4,873	5,323	-	-	-	16,859
Borrowings	-	-	-	-	13,209	-	13,209
Accrued expenses	-	-	-	-	-	172	172
Other liabilities	-	-	-	-	-	10,287	10,287
Estimated loss on commitments and contingencies	-	-	-	-	-	1,448	1,448
	1,542,234	20,171	10,055	-	13,209	36,085	1,621,754
Net Position	(732,406)	65,041	87,022	454,308	(13,209)	136,784	(2,460)

33. Employee pension plan

The Bank sponsors a define benefit pension plan (the "Plan") through Dana Pensiun PT Bank Buana Indonesia Tbk that covers substantially all permanent employees of the Bank. Under the Plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement.

Dana Pensiun PT Bank Buana Indonesia Tbk was approved by the Ministry of Finance No. KEP-039/KM.17/1996 dated 6 February 1996. The plan is funded through annual contribution by the Bank which is sufficient to meet the minimum requirements set forth in applicable pension fund laws. This contribution usually reflects benefits attributed to employees' current service costs, as well as amortization of past service cost and actuarial adjustment.

The annual pension fund cost paid by the Bank was as follows:

In thousands of Rupiah	2001	2000
Normal cost (or 10% of annual employees remuneration)	15,413,335	9,734,040
Amortization of past service cost	1,000,000	1,000,000
	16,413,335	10,734,040

The following sets forth the funding status of the pension plan as of 31 December 2001 and 2000:

In thousands of Rupiah	2001 (unaudited)	2000
Fair value of Plan's net assets	127,901,843	96,420,265
Actuarial liability	(124,620,730)	(77,463,419)
Excess of fair value of Plan's net assets over actuarial liability	3,281,113	18,956,846

The following principal actuarial assumptions were used to measure the present value of the promised retirement benefit:

	2001	2000
1. Weighted average discount rate per annum to calculate the actuarial liability	13%	13%
2. Pensionable salary increase per annum	10%	10%

34. Transactions with related parties

The Bank conducted the following financial transactions with related parties which were made under the normal terms and conditions as with the third parties (except for loans to employees which are given for period of 1-120 months, interest free and repayment through monthly salary deduction):

Loans receivable (see Note 10)
Insurance of fixed assets (see Note 12)
Rent of building (see Note 13)
Demand deposits (see Note 14)
Saving accounts (see Note 15)
Time deposits (see Note 16)

The details of significant transactions and balances with related parties as of 31 December 2001 and 2000 were as follows:

In thousands of Rupiah	2001 Amount	2001 Percentage of total %	2000 Amount	2000 Percentage of total %
Loans receivable:				
- Outstanding loans above 1 billion Rupiah:				
PT Gemini Mas Mulia	1,170,000	0.04	1,220,000	0.07
PT Karet Mas	1,941,000	0.07	1,914,000	0.11
PT Fiberindo Cemerlang	1,117,000	0.04	1,087,000	0.06
PT Tritunggal Multi Chemicals	3,800,000	0.14	8,847,000	0.49
PT Pintu Mas Mulia Kimia	14,844,000	0.55	2,748,000	0.15
PT Gizindo Pangan	2,316,000	0.09	-	-
- Outstanding loans below 1 billion Rupiah: (consist of 86 and 91 customers in 2001 and 2000, respectively)	12,027,869	0.45	10,653,413	0.59
Insurance coverage of fixed assets	101,010,000	100.00	111,140,939	100.00
Prepaid rent expense (part of other assets)	165,000	1.13	9,555,036	68.20
Demand deposits	155,062,977	5.03	157,508,207	6.49
Saving accounts	16,419,758	0.42	40,560,099	1.05
Time deposits	65,900,639	1.65	69,766,444	2.11
Spot foreign exchange contract payable:				
PT Bank Keppel TatLee Buana	-	-	2,398,750	9.09
Rent expense:				
PT Bumi Buana Sumber Indah (part of occupancy expenses)	9,555,036	84.65	7,335,364	85.95
Insurance expense	2,159,966	100.00	1,516,284	100.00

All related parties are parties related to the Bank through the same ownership/shareholdings, except for Mr. Karman Tandanu, who is one of the Bank's shareholders.

Interest income and expenses from/to related parties which are received/incurred by the Bank were less than 5% from the Bank's total interest income and interest expenses.

35. Reclassification of accounts

In connection with application of Statement of Financial Accounting Standard ("SFAS") No. 31 (2000 revision), "Accounting for Banking Industry", certain accounts in financial statements for the year ended 31 December 2000 have been reclassified to conform with the presentation of comparative financial statements for the year ended 31 December 2001.

In thousands of Rupiah	Before reclassification	Reclassification	After reclassification
Balance sheets:			
Assets:			
Marketable securities	6,940,602,414	(478,561,644)	6,462,040,770
Marketable securities purchased with agreements to resell	-	478,561,644	478,561,644
Derivative receivables	-	2,418,798	2,418,798
Other receivables	25,546,527	(2,418,798)	23,127,729
Acceptance receivables	-	9,976,397	9,976,397
Allowance for uncollectible acceptance receivables	-	(99,764)	(99,764)
Liabilities:			
Acceptance payables	-	9,976,397	9,976,397
Estimated loss on commitments and contingencies	1,637,910	(99,764)	1,538,146

36. Risk Management Structure

Credit risk management

In its lending and review process, the Bank takes a prudent approach and pays attention to Bank Indonesia regulations. The Bank's standards for lending include performing a detailed analysis and evaluation of customers' performance, capability, and collateral. However, the final decision on whether to make a loan is determined in Board of Directors' meetings.

Derivative transactions risk management and controls

Derivative transactions entered into by the Bank only consist of forward currency and swap currency transactions. The purpose of these derivative transactions is not only to hedge against exposure to foreign exchange rate changes, but also for arbitrage. Risks arising from these derivative transactions include counterparty or credit risk, liquidity risk, and settlement risk.

36. Risk Management Structure (Continued)

Counterparty risk arises because the counterpart may be unable to settle the sold currencies punctually due to financial difficulties or other reasons.

Liquidity risk arises because it may be difficult to set a price or find a counterpart in the market for doing derivative transactions with the Bank while the Bank wants to continue the new swap transactions.

Settlement transaction risk is introduced by the possibility of interference in the international payment system or human error such that punctual currency settlement is impossible.

To anticipate and control these risks, the Bank does the following:

- The bank determines the limit for the Treasury Bureau and revises it at least once a year. The restriction includes foreign exchange limit, money market limit, transaction limit, period limit, mismatch/gap limit, daily deficit limit, loss limit and overnight limit.
- The Settlement Department, which processes all administrative jobs related to the Treasury Bureau transactions, is managed by the Head of the Operation Bureau. The Settlement Department also acts as a controller over dealing room activities.
- The Head of the Treasury Bureau must immediately report to the Director of Treasury and propose to freeze the foreign exchange limit and money market limit if there is negative information regarding a bank or customer.
- The Treasury Bureau and the Settlement Department monitor the result of marking to market on daily derivative transactions from the FOXS System program. The Settlement Department must determine gain and loss possibility according to banking accounting standards.
- The Treasury Bureau must immediately contact the customers for additional deposits, if the customer's loss has almost reached the given margin.
- Every end of month, the Treasury Bureau must inform the customers in writing about the derivative transactions positions which are still outstanding, including details on the possibility of gain and loss.
- The Accounting and Finance Bureau periodically monitors cash flow forecasts and maturity profiles related to all derivative transactions, maintains the Net Open Position, and prepares a report to Bank Indonesia as required by the prevailing regulations.

37. Indonesian economy

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties, including liquidity problems, volatility in prices and significant slowdowns in business activity. The operations of the Bank may be affected in the foreseeable future by the country's economic condition; however, the effects, if any, cannot be determined at the present time.

Company's Data

Brief History

1956	Established in Jakarta as a public bank
1972	Merges with PT Bank Pembinaan Nasional - Bandung
1974	Merges with PT Bank Kesejahteraan Masyarakat - Semarang
1975	Merges with PT Bank Aman Makmur - Jakarta
1976	Obtains a Foreign Exchange License from Bank Indonesia
1989	Sets up a joint venture bank, P.T. Mitsubishi Buana Bank, with Mitsubishi Bank of Japan
1990	Sets up a joint venture bank, P.T. [illegible] Buana Tat[illegible] Bank, with Singapore's DBS and TatLee [illegible]
1993	Becomes a member of [illegible]FT
1994	Formally recognized as a bank by the state tax department
1997	- Mitsubishi Bank's stake in P.T. Mitsubishi Buana Bank is acquired by DBS Singapore (Bank re-named "PT. Bank DBS Buana") - DBS Singapore's stake in PT. Bank DBS Buana is acquired by TatLee Bank Singapore (Bank re-named "PT. TatLee Buana Bank")
1998	Receives "A" category status from Bank Indonesia
1999	PT. TatLee Buana Bank renamed PT. Keppel TatLee Buana Bank
2000	- BBI divests to PT DBS Buana Bank - Bank becomes a Public Listed Company

Organization Chart

PT BANK BUANA INDONESIA Tbk.



Loan Regulation Committe
Loan Committe
Asset and Liability Committe
Information and Technology Committe
Human Resources Committe
IT Division
Accounting & Financing Division
Electronic Banking Division
Legal Division
Organization R&D Division
Marketing Division

Legends

- ———— = Line of Command
- ········ = Line of Direct Communication
- ════ = Line of Supervision


Supervisory Board
Audit Committe
President Director
Internal Audit
Directors
Compliance Director
Executive Vice President
Treasury Division
Loan Division
Secretariat Division
General & Logistic Division
Branch Office
Operational Division
Corporate Secretary and Public Relation Division
Human Resources Division
nch Office
Cash Office
Sub Branch Office
Cash Office

BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

Board of Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja

Board of Directors

President Director	: Jimmy Kurniawan Laihad
Director	: Kamaruddin
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh


biography

Profiles of the Commissioners and Directors

R. Rachmad, *President Commissioner*
Indonesian citizen, was born in Demak on April 12th 1931. He graduated from the Faculty of Economics at the University of Indonesia, Jakarta, in 1967. Between 1949 and 1956 he was a member of the Semarang Police Force. He joined Bank Indonesia in 1956, where he worked until 1993, rising to the post of General Manager before being appointed Director in 1983. Following his retirement, he served as a Commissioner of PERURI from 1994 to 1999. He has been Chairman Board of Audit at PT. Bank Prima Express since 1996-until now. He joined the Company in 1996, serving first as Chairman Board of Audit, and subsequently as President Commissioner, a post he has held since 1998.

Lukito Winarto, *Commissioner*
Indonesian citizen, was born in Jakarta on October 21st 1959. He studied Civil Engineering at the University of Wisconsin in Madison, USA in 1980. He has attended a number of bank training programs and seminars. He joined the Company in 1980, serving as Head Office Sub Manager, Deputy Sub Branch Manager of the Bank's Sawah Besar, Jakarta, and finally Branch Manager of the Harmony Branch, Jakarta. He was appointed Commissioner in 1998.

Wimpie Wirja Surja, *Commissioner*
Indonesian citizen, was born in Sibolga on August 29th 1946. He studied at the University of North Sumatra's Faculty of Economics in 1967, and the Medan Academy of Banking in 1972. He joined the Company's Medan branch in 1967 as a member of the clerical staff, and in 1973 moved to the Bandung office. In 1975 he was appointed Assistant Head of the Semarang branch office, Solo Branch Head followed by Surabaya Branch Head in 1978, and Pontianak Branch Office in 1981. From 1996 to 2000 he served as Head of the Company's Internal Audit Team. He was appointed Commissioner in 2001.

Jimmy K. Laihad, *President Director*
Indonesian citizen, was born in Jakarta on September 2nd 1958. He completed his studies at the American Graduate School of International Management in Glendale, Arizona, USA, with a Masters degree in International Management. He also gained a Bachelors degree in Management of Financial Institutions from De La Salle University, Manila, Philippines. He has attended numerous banking and finance seminars and job training programs overseas. He began his career at the China Banking Corporation, Manila, where he worked from 1980 to 1982. He was Senior Credit Analyst at PT. Manufacturers Hanover Leasing Indonesia from 1982 to 1986, and Director of Euras Buana Leasing Indonesia from 1986 to 1991. Between 1991 and 1995 he was a Director of PT. Mitsubishi Buana Bank, Jakarta. He has been a Director of the Company, and was appointed President Director in August 1999.

Kamaruddin, *Director*
Indonesian citizen, was born in Ujung Pandang on August 15th 1935. He graduated with a major in economics from the University of Indonesia in 1964. He has attended numerous courses and training programs both at home and abroad. He worked for Bank Indonesia between 1957 and 1988, starting as Supervisor, and later as Section Head, Assistant Head of Operations and Manager of branch offices in Jember, Padang, and finally Medan. He was appointed a Director of the Company in 1988.

Aris Janasutanta Sutirto, *Director*

Indonesian citizen, was born in Surabaya on April 29th 1945. He gained a degree from the Faculty of Economics, Airlangga University, Surabaya. He has attended numerous banking seminars. He began his career as an employee of Bank BCA, Surabaya branch, where he worked from 1966 to 1969. He joined the Company in 1969, first as an employee, later as Section Head, Manager of the Urip Sumohardjo-Surabaya Sub Branch, Assistant Manager and Manager of the Semarang branch, and finally Manager of the Bandung branch. He was appointed Director of the Company in 1995.

Eddy Muljanto, *Director*

Indonesian citizen, was born in Jakarta on March 23rd 1947. He is a Jakarta High School graduate. He began his career with the Company as Assistant Manager, a post he held between 1967 and 1970. He was appointed Deputy Director and later Director of PT. Karet Mas, President Director of PT. Inumas, and Commissioner of PT. Sari Dasa Karsa. He rejoined the Company as Domestic Bureau Chief in 1984, and was appointed Director of the Company in 1995.

Pardi Kendy, *Director*

Indonesian citizen, was born in Pontianak on September 27th 1958. He competed his formal education studying for an MBA at the University of Luton. He has attended various seminars and training programs both at home and abroad. He has spent most of his career working in the Treasury field, including as a part-time Treasury consultant at several private banks, and is currently a temporary lecturer at the Indonesian Banking Institute. He began his career with the Hongkong & Shanghai Banking Corporation in Jakarta, where he worked from 1977 to 1987, rising the rank of Treasury Executive Officer. He was Chief Dealer of the Treasury of Bank Bangkok Ltd., Jakarta between 1987 and 1989, and Treasury Manager of PT. Bank Mitsubishi Buana between 1989 and 1996. He joined the Company in 1996 as Treasury Bureau Head, and was appointed Junior Director in 1998, and Director in August 1999.

Safrullah Hadi Saleh, *Director*

Indonesian citizen, was born in Jakarta on September 23rd 1954. He completed a B.Sc. in Accounting at De La Salle University, Manila, Philippines. He has attended numerous training programs and financial course overseas. He began his career as a Partner at the accounting firm Drs Utomo & Co. (now Prasetio, Utomo & Co.), where he worked from 1975-1993. He served as Managing Director of PT Bank Arya Panduarta Tbk from May 1993 to March 1999. Between March and October 1999 he was Coordinator of Bank Nusa International's Management Team. He was Chief Financial Officer and Project Manager for the merger of 8 BTOs into Bank Danamon Indonesia Tbk from October 1999 to September 2001. He joined the Company as a Director in 2001.

EXECUTIVE

Executive Vice Presidents

Executive Vice President	: Karman Tandanu
Executive Vice President	: Ishak Sumarno
Executive Vice President	: Januar Tedjo Kusumo
Executive Vice President	: Antony
Executive Vice President	: Soehadi Tansol

Division Head

Head of Internal Audit Division	: Dewi Januwaty Harsono
Head of IT Division	: Adrianto Liauw
Head of Organization, R&D Division	: Soehadi Tansol
Head of Accounting and Finance Division	: Winny Widya
Head of Electronic Banking Division	: Basuki Tjahjono
Head of Marketing Division	: Sukianto Sukagunas
Head of Legal Division	: Tristawati Widjaja
Head of Treasury Division	: Alwil Lim
Head of Loan Division	: Yongki Irawan
Head of Operation Division	: Tedi
Head of Secretariat Division	: Lany Martahadi
Corporate Secretary and Public Relation	: Maruba Sihaloho
Head of General Service and Logistics Division	: Theo Kharisma
Head of Human Resources Division	: C. Muljatma Mulja

Branch Manager

NO	BRANCH	BRANCH MANAGER
1	Harmoni	Rusmini Wijatno
2	Tanah Abang	Susanti Taurina W
3	Kelapa Gading	Sudirman Harijanto
4	Medan	Chairy Tandanu
5	Pekanbaru	Amir Abidin
6	Batam	Henry
7	Palembang	Welhelmus Indra Widjaja
8	Jambi	Sucipto Hindarto
9	Bengkulu	Prasodjo Suthianto
10	Bandar Lampung	Suwanto Thamrin
11	Bogor	Surjadi Kurniawan
12	Serang	Tommy Ardianto Tjandra
13	Bandung	Didi Tjahjono Tirtokusumo
14	Tasikmalaya	Herry
15	Semarang	Adang Hidajat
16	Cirebon	Hadi Siswanto
17	Solo	Wigianto
18	Purwokerto	Vinsensius Setiawan
19	Magelang	Ratanadjaya
20	Yogyakarta	Kusnadi Lokadhi
21	Surabaya	Iman Setijo Budi Utomo
22	Malang	Usman
23	Jember	Bambang Suradi
24	Jombang	Agus Sutanto
25	Banyuwangi	Arnoldus Soro
26	Denpasar	Tjandra Beratha
27	Makassar	Doddy Permadi Syarief
28	Samarinda	Rusdi Yanto
29	Balikpapan	Kus Aryanto Ongko
30	Banjarmasin	Efendy Suryaputra
31	Pontianak	Julius Irawan


ADDRESSES

HEAD OFFICE

Office of Directors and Commissioners

Jalan Gajah Mada No. 1 A, Jakarta 10130
Phone : 6330585, 63865927, 63865931
Fax. : 6324467, 6324478, 6324941
Website : www.bankbuana.com

Head Office
Jalan Asemka No. 32 – 36, Jakarta 11110
Phone. : (021) 6922901, 2601055, 6922045, 2601051
Fax : (021) 2601033, 6924105, 2601013, 2925946

Sub Branch:

Jatinegara

Jl. Pasar Utara No. 10 – 12,
Jatinegara Jakarta Timur
Phone : (021) 8191918, 8193110, 8197726, 2800178
Fax : (021) 8508919

Senen

Pusat Perdagangan Senen Blok I-II
Lantai Dasar No.15, Jakarta Pusat
Phone : (021) 4210461, 4268271, 4211072
Fax : (021) 4210461

Tangerang

Jl. Ki Asnawi No. 64 C – D, Tangerang
Phone : (021) 5523081, 83 – 84
Fax : (021) 5523082

Sawah Besar

Jl. Sukarjo Wiryopranoto No. 26, Jakarta Pusat
Phone : (021) 3853677, 2313678, 2313479, 3453336
Fax : (021) 3860602

Glodok Plaza

Jl. Pinangsia Raya, Glodok Plaza Blok F No. 1,
Jakarta Barat
Phone : (021) 6594723, 6596745, 6595026,
6280943, 2601029
Fax : (021) 6280944

Pluit

Jl. Pluit Kencana Raya No. 76, Jakarta Utara
Phone : (021) 6692163, 6611770-71
Fax : (021) 6691163

Teluk Gong

Jl. Kapuk Muara, Komplek Duta Harapan Indah
Blok G No. 10, Jakarta Utara
Phone : (021) 6617577- 78
Fax : (021) 6612279

Jembatan Lima

Jl. K.H. Mas Mansyur No. 213 B, Jakarta Barat
Phone : (021) 6336570, 6335176
Fax : (021) 6335032

Mangga Besar

Jl. Mangga Besar No. 68 – 68 A, Jakarta Barat
Phone : (021) 6398092, 6292349, 6292150,
6594677, 2601030
Fax : (021) 6293113

Petak Baru

Jl. Petak Baru No. 25 – 26, Jakarta Barat
Phone : (021) 6922115, 6922432, 6912224,
6901756-57, 6924069
Fax : (021) 6928086

Mangga Dua

Pusat Grosir Pasar Pagi Mangga Dua Lt. III
Blok BC 011, 012, 012A and 014, Jakarta Utara
Phone: (021) 2601031, 6255661
Fax : (021) 6127341

Roxy Mas

Jl. K.H. Hasyim Ashari Blok D4 No. 18,
Roxy Mas, Jakarta
Phone : (021) 63858204 – 05
Fax : (021) 63858207

Tanjung Duren

Jl. Tanjung Duren Raya Blok N No. 352,
Jakarta Barat
Phone : (021) 5673950, 5685079, 5642027
Fax : (021) 5685079

Bandara Soekarno – Hatta
Terminal D Bagian Kedatangan
Ruang Usaha No. D9P 14 – 15,
Bandara Soekarno – Hatta, Cengkareng, Jakarta
Phone. : (021) 5501182 – 83, 5506814, 5506822
Fax : (021) 5501181

Terminal D Bag. Keberangkatan
Ruang Usaha No. D9D 60,
Bandara Soekarno – Hatta, Cengkareng – Jakarta
Phone : (021) 5501184

Pasar Baru
Jl. Samanhudi, Pusat Perbelanjaan "METRO",
Pasar Baru, Lt. Dasar No. 112 A, Jakarta
Phone : (021) 3455719, 3500523
Fax : (021) 3455719

Mangga Dua Plaza
Jl. Mangga Dua Raya, Mangga Dua Plaza
Blok F No. 5, Jakarta Pusat
Phone : (021) 6120086 – 6120912
Fax : (021) 6129130

Pangeran Jayakarta
Jl. Pangeran Jayakarta No. 141 Blok I A/32,
Jakarta Pusat
Phone : (021) 6394339, 6491448
Fax : (021) 6250766

Jembatan Dua
Jl. Jembatan Dua No. 139 A, Jakarta Utara
Phone : (021) 6696134, 6610615, 6631761 – 62
Fax : (021) 6610615

Muara Karang
Jl. Muara Karang No. 1 Rt.019 Rw. 02
Kav. Blok Y3 Barat No. 10, Jakarta Utara
Phone : (021) 6625967 – 69, 6601048
Fax : (021) 6606171

BRANCH HARMONI
Jl. Gajah Mada No. 1 A, Jakarta 10130
Phone : (021) 6330585 – 63865927
Fax : (021) 6330558, 6335377, 6314118

Sub Branch :
Panglima Polim
Jl. Panglima Polim Raya No. 18 A, B, C
Jakarta Selatan
Phone: (021) 7251603, 7251655, 7202668, 7246073
Fax : (021) 7222187

Ciputat
Jl. Dewi Sartika 46 A RT.04/03, Jakarta
Phone : (021) 7445601, 7445637
Fax : (021) 7445601

Depok
Jl. Kartini No. 88 C – D, Depok, Jawa Barat
Phone : (021) 7765236, 7202916 – 18
Fax : (021) 7765237

Pasar Minggu
Jl. Raya Ragunan No. 11, Ps. Minggu,
Jakarta Selatan
Phone : (021) 7804680, 7819665, 78831562
Fax : (021) 7890438

Petojo
Jl. A.M. Sangaji No. 25 E, Jakarta Pusat
Phone : (021) 6324562-63, 6308732, 63855187,
63861864, 63855975
Fax : (021) 6324562

Kedoya
Jl. Taman Cosmos Megah Permai Blok I/1-2, Kedoya,
Jakarta Barat
Phone : (021) 5652332, 5640948-49, 56962338
Fax : (021) 5652338

Cengkareng
Jl. Lingkar Luar Barat No. 5 BF, Cengkareng Timur,
Jakarta Barat
Phone : (021) 5445819, 5457708, 5417556
Fax : (021) 5417556

Kramat Jati
PD Pasar Jaya Kramat Jati Blok A No. 23,
Jakarta Timur
Phone : (021) 8092417, 8011644, 8013973
Fax : (021) 8013973

Bungur
Ruko Central Bungur,
Jl. Bungur Besar No. 42 B Gunung Sahari Selatan,
Kemayoran, Jakarta Pusat
Phone : (021) 4248841, 7250813
Fax : (021) 4248844

BRANCH TANAH ABANG
Jl. K.H. Fakhruddin No. 36 Blok F No. 6-8, Jakarta
Phone : (021) 3803320 – 3846171
Fax : (021) 3151787 – 3151071

Sub Branch :
Palmerah
Jl. Palmerah Barat No. 39 B, Jakarta Pusat
Phone : (021) 5325479
Fax : (021) 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok I S/E – IA, IB
Jl. T.B. Simatupang, Jakarta Selatan
Phone : (021) 75906165
Fax : (021) 75900185

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12,
Pondok Gede, Bekasi
Phone: (021) 84993550 – 52
Fax : (021) 84993552

BRANCH KELAPA GADING
Jl. Raya Barat Boulevard Blok LC7/1-2,
Kelapa Gading Permai, Jakarta Utara
Phone : (021) 45229171 – 73,
4513241 – 42, 4513244
Fax : (021) 4529179 - 45844045

Sub Branch:
Bekasi
Jl. Ir. H. Juanda No. 98 G, Bekasi 17113
Phone : (021) 8802926
Fax : (021) 88348645

Kelapa Gading Boulevard
Jl. Boulevard Raya Blok FWI No. 18
Kelapa Gading, Jakarta Utara
Phone : (021) 4531069 - 4531071
Fax : (021) 4541059

Rawamangun
Jl. Pengambiran No. 33, Rawamangun,
Jakarta Timur 13220
Phone : (021) 4703107, 4707069, 4753326
Fax : (021) 4753326

Tanjung Priok
Jl. Yos Sudarso No. 69 – 70,
Kebon Bawang, Tanjung Priok,
Jakarta Utara
Phone : (021) 4351459 – 61
Fax : (021) 4366562

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D 1 No. 6B, Sunter Agung, Jakarta
Phone : (021) 6451120 – 21
Fax : (021) 6453821

BRANCH MEDAN
Jl. Palang Merah No. 30, Medan
Phone : 061) 4156574
Fax : (061) 4148556, 4154793, 4560116

Sub Branch:
Tomang Elok
Jl. Jend. Gatot Subroto
Komp. Tomang Elok Blok A No. 55,
Sei Sikambing, Medan
Phone : (061) 8455405, 8455785, 8455635
Fax : (061) 8455656

Asia
Jl. Asia No. 132/137, Medan
Phone : (061) 7368623, 7368653
Fax : (061) 7368932

Deli Plaza
Jl. Putri Hijau No. 1,
Deli Plaza Lt. 1 Blok 1 -6, Medan
Phone : (061) 4148724, 4148167
Fax : (061) 4148295

Central Pasar
Jl. Letjend M.T. Haryono, Central Pasar Medan
Lantai 1 Blok I No. 1-2-17-18, Medan
Phone : (061) 4531929, 4531611
Fax : (061) 4531737

Pulo Brayan
Jl. K.L. Yos Sudarso No.258/16A,
Pulo Brayan, Medan
Phone : (061) 6611688, 6611911
Fax : (061) 6636922

BRANCH SURABAYA
Jl. Panglima Sudirman No. 53
Phone : (031) 5471772-76,
Fax : (031) 5345026
Telex : 31679, 31229

Sub Branch
Jalan Coklat
Jl. Coklat No. 12 – 14, Surabaya 60161
Phone : (031) 3526784 – 88, 3530966 – 73
Fax : (031) 3523332, 3530823

Kertopaten
Jl. Kertopaten 30, Surabaya
Phone : (031) 3760601 – 02
Fax : (031) 3762855

Kedungdoro
Jl. Kedungdoro 155 D, Surabaya
Phone : (031) 5321365, 5322451
Fax : (031) 5471442

Sidoarjo
Jl. Jend. Achmad Yani 40 J, Sidoarjo
Phone : (031) 8941046/47
Fax : (031) 8941836

Kertajaya
Jl. Kertajaya No. 172, Surabaya
Phone : (031) 5017320, 5019391
Fax : (031) 5017300

Kapas Krampung
Jl. Kapas Krampung No. 55 B, Surabaya
Phone : (031) 3769292, 3727910, 3718281
Fax : (031) 3715633

Mojokerto
Jl. Mojopahit No. 55 – 57, Mojokerto
Phone : (0321) 322719, 322816
Fax : (0321) 322291

Mayjend Sungkono
Komp. Darmo Park I Blok III - A No. 7 & 8,
Jl. Mayjend. Sungkono, Surabaya
Phone : (031) 5667582, 5614431 – 32, 5672982
Fax : (031) 5672982

Rungkut
Jl. Rungkut Kidul Industri No. 62 – Surabaya
Phone : (031) 8418271 - 8419272
Fax : (031) 8414571

Pasar Atum
Kompleks Pertokoan Pasar Atum Blok G-18,
Surabaya
Phone : (031) 3523545
Fax : (031) 3530793

BRANCH BANDUNG
Jl. Jend. Sudirman No. 55 A, Bandung
Phone : (022) 4204491
Fax : (022) 4438906

Sub Branch
A. Yani
Jl. Jend. Achmad Yani No. 235, Bandung
Phone : (022) 7204952, 7205551

Kopo
Jl. Kopo No. 91, Bandung
Phone : (022) 5209932, 5204784
Fax : (022) 5204784

Kiaracondong
Jl. Kiaracondong No. 267, Bandung
Phone : (022) 7301110, 7311930

Cimahi
Jl. Raya No. 545, Cimahi, Bandung
Phone : (022) 6652789, 6657013
Fax : (022) 6657013

Sukajadi
Jl. Sukajadi No. 5, Bandung
Phone : (022) 2039266, 2037498
Fax : (022) 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B 7 No. 80, Bandung
Phone: (022) 4237267, 4210851

Andir
Jl. Jend. Sudirman No. 485, Bandung
Phone : (022) 6073879, 6031807
Fax : (022) 6031807

Kopo Bihbul
Jl. Raya Kopo Bihbul No. 69, Bandung 40232
Phone : (022) 5401131, 5420269
Fax : (022) 5420466

Ujung Berung
Jl. Raya Ujung Berung No. 26, Bandung
Phone : (022) 7832513, 7832512
Fax : (022) 7800423

Istana Plaza
Istana Plaza Blok LG/D2,
Jl. Pasirkaliki 121/123 (Jl. Pajajaran No. 64),
Bandung 40171
Phone : (022) 6006623, 6006853, 6040845
Fax : (022) 6030117

BRANCH SEMARANG
Gang Tengah No. 16, Semarang
Phone : (024) 547415
Fax : (024) 542478, 5421421

Sub Branch
Siliwangi
Jl. Jend. Sudirman No. 131, Semarang
Phone : (024) 7608623
Fax : (024) 7608791

Majapahit
Jl. Brigjend. Sudiarto 106, Semarang
Phone : (024) 723761 - 62
Fax : (024) 723761

Weleri
Jl. Terminal Colt No. 4, Weleri
Phone : (0294) 41393 – 94, 41411
Fax : (0294) 41394

Ambarawa
Jl. Jend. Sudirman No. 57/A1-2-3
Komp. Pertokoan Ambarawa Plaza, Ambarawa
Phone : (0298) 591289, 592290
Fax : (0298) 591289

Salatiga
Komp. Pertokoan Salatiga Plaza Blok A/4
Jl. Jend. Sudirman No. 61, Salatiga
Phone : (0298) 22027, 26032
Fax : (0298) 26032

Lingkungan Indrustri Kecil (LIK)
Jl. Industri Raya Timur Kav. No. 1,
Semarang
Phone : (024) 6590868 - 70
Fax : (024) 65690867

BRANCH MAKASAR
Jl. Sulawesi No. 83, Makassar
Phone : (0411) 321421 – 22, 324645, 324439
Fax : (0411) 315702

Sub Branch
Panakkukang
Jl. Pengayoman No. 48 - Makassar
Phone : (0411) 458260
Fax : (0411) 458260

BRANCH PALEMBANG
Jl. Mesjid Lama No. 48 – 50, Palembang 30125
Phone : (0711) 310965
Fax : (0711) 313216

Sub Branch
Jend. Sudirman
Jl. Jend. Sudirman No.1031 D – E, Palembang
Phone : (0711) 358682

10 Ulu
Jl. K.H. Azhari No. 56 – 58 RT.38/RW.13, 9/10 Ulu, Palembang 30251
Phone : (0711) 513344

16 Ilir
Jl. Pasar 16 Ilir No. 132, Palembang
Phone : (0711) 354233, 355292

Kol. H. Burlian/KM5
Jl. Kol. H. Burlian No. 48, Palembang
Phone : (0711) 410866

BRANCH SOLO
Jl. Jend. Urip Sumoharjo No. 13 – 17, Solo
Phone : (0271) 646348
Fax : (0271) 646947, 646533, 630620

Sub Branch
Pasar Klewer
Jl. Secoyudan - Kios Pasar Klewer
Blok EE 9, 10, 11, 12, Solo
Phone : (0271) 652307 - 655203
Fax : (0271) 641798

Kratonan
Jl. Yos Sudarso No. 246, Solo
Phone : (0271) 652626
Fax : (0271) 655622

Pasar Legi
Pasar Legi Kios No. 26 – 27,
Jl. S. Parman , Solo
Phone : (0271) 641177, 654656, 666536
Fax : (0271) 666535

Sragen
Jl. Raya Sukowati No. 1, Sragen
Phone : (0271) 91250, 91276

Klaten
Jl. Pemuda Utara No. 133, Klaten
Phone : (0272) 21282, 22378

BRANCH PONTIANAK
Jl. Tanjung Pura No. 278, Pontianak 78122
Phone : (0561) 732600, 734656, 732966, 731778, 762319, 762321
Fax : (0561) 736282

Sub Branch
Sungai Raya
Jl. Adi Sucipto Km. 7,3 Sungai Raya, Pontianak
Phone : (0561) 721770

Cash Office
Sultan Muhammad
Jl. Sultan Muhammad No. 180, Pontianak
Phone : (0561) 731582

BRANCH CIREBON
Jl. Yos Sudarso No. 29, Cirebon 45111
Phone : (0231) 205040
Fax : (0231) 248340

Sub Branch
Kuningan
Komplek Kuning Ayu,
Jl. Dewi Sartika No. 4, Kuningan 45511
Phone : (0232) 871738
Fax : (0232) 871738

Pasar Balong Pekiringan
Jl. Pekiringan No. 113, Cirebon 45117
Phone : (0231) 205625
Fax : (0231) 205625

Jamblang
Jl. Raya Jamblang No. 23, Jamblang 45156
Phone : (0231) 341272
Fax : (0231) 341272

BENGKULU
Jl. Suprapto No. 169 – 171, Bengkulu
Phone : (0736) 21705, 22187, 23680 – 81
Fax : (0736) 21110

Sub Branch
Curup
Jl. Merdeka No. 11, Curup, Bengkulu
Phone : (0732) 21764
Fax : (0732) 21024

Lingkar Timur
Jl. Salak No. 105 C, Lingkar Timur, Bengkulu
Phone : (0736) 345222
Fax : (0736) 345333

BRANCH JEMBER
Jl. Gajah Mada No. 68, Jember 68131
Phone : (0331) 484545 – 47, 424759, 424859
Fax : (0331) 484980

Sub Branch
Kencong
Jl. Krakatau No. 1 - Kencong, Jember
Phone : (0336) 321228

Cash Office
Bondowoso
Jl. R.E. Martadinata No. 49 – Bondowoso, Jember
Phone : (0332) 421429

Balung
Jl. Puger No. 28 – Balung, Jember
Phone : (0336) 321306

Ambulu
Jl. Suyitman No. 46 – Ambulu, Jember
Phone : (0336) 881902

BRANCH DENPASAR
Dr. Wahidin No. 39, Denpasar Bali
Phone : (0361) 433014
Fax : (0361) 424245

Sub Branch
Tabanan
Jl. Gajah Mada No. 80, Tabanan Bali
Phone : (0361) 812569, 811588
Fax : (0361) 812569

Klungkung
Jl. Darmawangsa No. 8, Semarapura, Bali
Phone : (0366) 22062
Fax : (0366) 22062

Kuta
Jl. Raya Legian No. 99 X, Kuta, Bali
Phone : (0361) 754044 - 767188
Fax : (0361) 767189

Diponegoro
Jl. Diponegoro No. 150 Blok A1 No. 2, Denpasar Bali
Phone : (0361) 262773
Fax : (0361) 262773

Gatot Subroto
Jl. Gatot Subroto No.100X Kav.10, Denpasar
Phone : (0361) 263161
Fax : (0361) 263161

BRANCH TASIKMALAYA
Jl. Empang No. 50, Tasikmalaya
Phone : (0265) 310300
Fax : (0265) 332007

Sub Branch
Ciamis
Jl. Pasar Manis Ruko No. 38, Ciamis, Tasikmalaya
Phone : (0265) 777200

Banjar
Jl. Letjend. Suwarto No. 61, Banjar - Tasikmalaya
Phone : (0265) 741485, 742860

Pasar Wetan
Jl. Pasar Wetan Baru No. 12, Tasikmalaya 46122
Phone : (0265) 334004, 334023

BRANCH SERANG
Jl. S.M. Hasanuddin,
Serang Plaza Blok II No. 5 – 7, Serang
Phone : (0254) 200153, 201566
Fax : (0254) 200692

Sub Branch
Cilegon
Jl. Raya Cilegon No. 6, Cilegon, Serang
Phone : (0254) 391034, 392057

Rangkas Bitung
Jl. Sunan Kalijaga No. 62,
Rangkasbitung, Serang
Phone : (0054) 201595, 201703

BRANCH BANDAR LAMPUNG
Jl. Ikan Bawal No. 87, Teluk Betung,
Bandar Lampung
Phone : (0721) 482982 (Hunting)
Fax : (0721) 482951

Sub Branch
Tanjung Karang
Jl. Padang Blok B III No. 2, Tanjung Karang,
Bandar Lampung
Phone : (0721) 261155, 261927

Metro
Kompleks Pertokoan Sumur Bandung
Blok B No.3, Metro, Lampung
Phone : (0725) 47666, 47123

BRANCH MAGELANG
Jl. Tidar No. 17, Magelang
Phone : (0293) 362181, 364344, 365261, 364405/ 06
Fax : (0293) 364271

Sub Branch
Purworejo
Jl. Kol. Sugiono No. 26, Purworejo, Magelang
Phone : (0275) 321607
Fax : (0275) 321740

Muntilan
Komp. Ruko PJKA A.II No. 3, Muntilan, Magelang
Phone : (0293) 587323, 586508
Fax : (0293) 587415

Wonosobo
Jl. Pasar I Komplek Ruko Blok B6, Wonosobo
Phone : (0286) 321302
Fax : (0286) 321598

Temanggung
Jl. S. Parman No. 36 A, Temanggung, Magelang
Phone : (0293) 491555
Fax : (0293) 492462

BRANCH PEKANBARU
Jl. Jend. Sudirman No. 442, Pekanbaru
Phone : (0761) 21168, 848053 – 54
Fax : (0761) 22064, 29862

Sub Branch
Jalan Nangka
Jl. Nangka No. 181, Pekanbaru
Phone : (0761) 31308, 31309, 20439, 20441
Fax : (0761) 37317

Juanda
Jl. Ir. H. Juanda No. 125, Pekanbaru
Phone : (0761) 23648, 38885, 38964

BRANCH BALIKPAPAN
Jl. A. Yani No. 267, Balikpapan
Phone : (0542) 32531
Fax : (0542) 32534

Sub Branch
Pandan Wangi
Jl. Pandan Wangi No. 116,
Komplek Pertokoan Pandan Wangi, Balikpapan
Phone : (0542) 33597, 32996

Klandasan Ulu
Komplek Pertokoan Cemara Rindang,
Jl. Jend. Sudirman No.76, Klandasan Ulu,
Balikpapan
Phone : (0542) 33064, 36809

Balikpapan Permai
Komp. Balikpapan Permai,
Jl. Jend. Sudirman Blok C/II No. 88, Balikpapan
Phone : (0542) 33238, 33228

BRANCH SAMARINDA
Jl. Pangeran Diponegoro No. 68 – 70, Samarinda
Phone : (0541) 732495
Fax : (0541) 732490

Sub Branch
Dr. Soetomo
Jl. Dr. Soetomo No. 4, Samarinda
Phone : (0541) 735927

BRANCH BANYUWANGI
Jl. Jend. sudirman No. 16, Banyuwangi
Phone : (0333) 426500, 422270 – 71, 423061 – 62, 424070, 424705
Fax : (0333) 424260

Sub Branch
Genteng
Jl. Gajah Mada No. 222, Genteng, Banyuwangi
Phone : (0333) 845453
Fax : (0333) 845388

Muncar
Jl. Raya No. 147, Muncar, Banyuwangi
Phone : (0333) 593504
Fax : (0333) 593064

Rogojampi
Jl. Raya Pasar Rogojampi Blok A1 No. 24-25,
Rogojampi, Banyuwangi
Phone : (0333) 631709
Fax : (0333) 631710

Jajag
Jl. P.B. Sudirman No. 56, Jajag, Banyuwangi
Phone : (0333) 396398
Fax : (0333) 396305

BRANCH YOGYAKARTA
Jl. Jend. Sudirman No. 62, Yogyakarta
Phone : (0274) 562000, 517410
Fax : (0274) 563433

Sub Branch
Brigjend. Katamso
Jl. Brigjend. Katamso No. 280, Yogyakarta
Phone : (0274) 378569

Pasar Beringhardjo
Jl. Lor Pasar No. 59, Yogyakarta
Phone : (0274) 586072

Kricak
Jl. Magelang No.121, Yogyakarta
Telp. : (0274) 553235 - 563195

BRANCH BOGOR
Jl. Dewi Sartika No. 54, Bogor
Phone : (0251) 314257, 314933, 311836
Fax : (0251) 382077

Cash Office
Suryakencana (Baru)
Jl. Suryakencana No. 70, Bogor
Phone : (0251) 325256, 325307

Leuwiliang
Jl. Raya Leuwiliang No. 82, Bogor
Phone : (0251) 647159

Suryakencana
Jl. Suryakencana No. 327, Bogor
Phone : (0251) 322386, 356525

BRANCH BANJARMASIN
Jl. Lambung Mangkurat No. 17,
Banjarmasin 70111
Phone : (0511) 57172
Fax : (0511) 53305

Sub Branch
A. Yani
Jl. Jend. A. Yani KM 2 RT.17, Banjarmasin
Phone : (0511) 269525
Fax : (0511) 259525

BRANCH BATAM
Jl. Imam Bonjol Blok B 1-2,
Komp. Bumi Indah, Batam
Phone : (0778) 459691, 459693, 458614
Fax : (0778) 458601

BRANCH JOMBANG
Jl. K.H. Wahid Hasyim No. 177, Jombang
Phone : (0321) 862500 – 01, 862337
Fax : (0321) 862171

BRANCH MALANG
Jl. Basuki Rahman No. 63, Malang
Phone : (0341) 342333
Fax : (0341) 342572

Sub Branch
Lumajang
Jl. P.B. Sudirman No. 20 F – G, Lumajang
Phone : (0334) 81521, 881905
Fax : (0334) 881905

Gatot Subroto
Jl. Gatot Subroto N0. 21 E, Malang
Phone : (0341) 356044, 343230
Fax : (0341) 356044

BRANCH PURWOKERTO
Jl. Jend. Sudirman No. 330 ,
Purwokerto, Jawa Tengah
Phone : (0281) 631464 , 623466, 630259,
630942, 635950, 635996
Fax : (0281) 636747

BRANCH JAMBI
Jl. R. Mattaher No.34-35, Jambi
Phone : (0741) 20623 (Hunting)
Fax : (0741) 54104

List of Correspondence Bank

Bangkok Bank Ltd., New York

Bankers Trust Co., New York

Oversea Chinese Banking Corp., Singapore

ABN AMRO Bank, Jakarta

Chase Manhattan Bank, New York

The Bank of New York, New York

Union Bank of California, New York

Marine-Midland Bank, New York

American Express, New York

City Bank N.A., New York

United overseas Bank, Singapore

Oversea Chinese banking Corp., Singapore

D.B.S., Singapore

Hongkong and Shanghai Banking Corp.LTD, Hongkong

Wing Hang Bank, Hongkong

Westpac Bank, Wellington

Bangkok Bank, London

ANZ Banking Group, Melbourne

National Australia Bank, Melbourne

Bangkok Bank LTD, Tokyo

Union Bank of California, Tokyo

The Bank of Tokyo Mitsubishi, Tokyo

Union Bank of Switzerland, Zurich

Nord Banken Stockholm, Sweden

Den Danske Bank, Copenhagen

The Toronto Dominion Bank, Toronto

The Bank of New York, Frankfurt

Deutsche Bank, Frankfurt

Bank Austria AG, Vienna

A.B.N. AMRO Bank, Amsterdam

Banca Intesa, Milan

Credit Agricole, Paris

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 13

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Thursday, March 28, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia on Wednesday, March 13, 2002.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of March 12, 2002 at 4:00 PM.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before March 13, 2002 at the very latest.

Jakarta, February 27, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

02 OCT 21

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 14

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

	ACCOUNTS	December 31, 2001	December 31, 2000
	ASSETS		
1.	Cash	122,671	148,479
2.	Placement at Bank Indonesia	5,981,402	6,664,481
	a. Demand deposits at Bank Indonesia	518,880	474,229
	b. Certificate of Bank Indonesia	5,462,522	6,190,252
	c. Others	0	0
3.	Demand Deposits at other Banks	88,167	124,796
	a. Rupiahs	3,050	8,162
	b. Foreign Currencies	85,117	116,634
4.	Interbank Placements	1,045,000	877,195
	a. Rupiahs	265,000	100,000
	b. Foreign Currencies	780,000	777,195
	Allowance for interbank placements -/-	(11,379)	(10,038)
5.	Securities Held	612,905	265,943
	a. Rupiahs	34,391	38,475
	i. Trading	8,000	0
	ii. Available for Sale	18,784	4,889
	iii. Held to Maturity	7,607	33,586
	b. Foreign Currencies	578,514	227,468
	i. Trading	543,019	0
	ii. Available for Sale	10,387	0
	iii. Held to Maturity	25,108	227,468
	Allowance for securities held -/-	(8,188)	(1,202)
6.	Goverment Bonds Held	205,898	5,845
	a. Trading	205,898	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	5,845
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	1,180,453	478,562
	a. Rupiahs	1,180,453	478,562
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(12,022)	0
8.	Derivative Assets	2,380	2,419
	Allowance for Derivative Assets -/-	(24)	0
9.	Credit Extended (Loan)	2,702,168	1,811,884
	a. Rupiahs	2,586,666	1,683,181
	i. Connected Parties	37,216	26,465
	ii. Other Parties	2,549,450	1,656,716
	b. Foreign Currencies	115,502	128,703
	i. Connected Parties	0	5
	ii. Other Parties	115,502	128,698
	Allowance for Credit Extended (Loan) -/-	(75,627)	(48,601)
10.	Acceptance Assets	16,859	9,976
	Allowance for Acceptance Assets -/-	(169)	(100)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	35,452	23,128
13.	Prepaid Expenses	14,562	14,010
14.	Prepaid Taxes	0	0
15.	Deferred Tax Assets	4,791	0
16.	Fixed Assets	399,779	214,677
	Accumulated Depreciation of Fixed Assets -/-	(100,184)	(79,946)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	22,657	44,680
19.	Other Assets	38,740	66,374
	TOTAL ASSETS	**12,274,101**	**10,620,372**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

No.	ACCOUNTS	December 31, 2001	December 31, 2000
	LIABILITIES AND EQUITY		
1.	Demand Deposits	3,079,888	2,425,510
	a. Rupiahs	1,917,621	1,531,129
	b. Foreign Currencies	1,162,267	894,381
2.	Other Current Liabilities	51,622	57,814
3.	Saving Deposits	3,877,448	3,860,553
4.	Time Deposits	3,997,099	3,301,605
	a. Rupiahs	3,603,765	2,920,321
	i. Connected Parties	50,918	32,540
	ii. Others Parties	3,552,847	2,887,781
	b. Foreign Currencies	393,334	381,284
	i. Connected Parties	14,983	37,226
	ii. Others Parties	378,351	344,058
5.	Certificates of Deposit	19	29
	a. Rupiahs	19	29
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	14,473	8,687
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	2,659	0
9.	Acceptance Liabilities	16,859	9,976
10.	Securities Issued	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings	67,106	139,427
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others	67,106	139,427
	i. Rupiahs	53,897	139,232
	- Connected Parties	0	0
	- Others Parties	53,897	139,232
	ii. Foreign Currencies	13,209	195
	- Connected Parties	0	0
	- Others Parties	13,209	195
12.	Allowance for losses on Commitments and Contigencies	2,382	1,538
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	34,381	28,735
15.	Income Tax Assessment	62,986	49,313
16.	Deferred Tax Liabilities	0	934
17.	Other Liabilities	38,332	39,979
18.	Subordinated Loans	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity	1,028,847	696,272
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	(112)
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	422,898	194,037
	TOTAL LIABILITIES AND EQUITY	**12,274,101**	**10,620,372**

notes :

1. *This financial statement was audited by Siddharta Siddharta & Harsono Public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of December 31, 2001 USD1 = Rp10,400.- and December 31, 2000 USD1 = Rp9,595.-*

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

No	ACCOUNT	December 31, 2001	December 31, 2000
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line	1,428,389	1,156,981
	a. Rupiahs	1,428,389	1,156,981
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	46,149	83,534
3.	Others	0	0
	Total Commitments Liabilities	**1,474,538**	**1,240,515**
	Total Net Commitments	**(1,474,538)**	**(1,240,515)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans	890	1,336
	a. Rupiahs	890	1,336
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**890**	**1,336**
	Contingent Liabilities		
1.	Guarantees issued	85,571	70,049
	a. Bank Guarantees	85,096	69,869
	- Rupiahs	81,301	65,099
	- Foreign Currencies	3,795	4,770
	b. Others	475	180
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	8,063	11,182
	Total Contingent Liabilities	**93,634**	**81,231**
	TOTAL NET CONTINGENCIES	(92,744)	(79,895)

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

No.	ACCOUNT	December 31, 2001	December 31, 2000
	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned	1,589,046	1,152,392
	a. Rupiahs	1,507,229	1,074,568
	b. Foreign Currencies	81,817	77,824
	1.2. Provisions and Commissions	23,616	17,207
	a. Rupiahs	23,197	16,860
	b. Foreign Currencies	419	347
	Total Interest Revenue	**1,612,662**	**1,169,599**
2.	Interest Expense		
	2.1. Interest Expense	1,001,402	774,697
	a. Rupiahs	948,087	718,188
	b. Foreign Currencies	53,315	56,509
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**1,001,402**	**774,697**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	19,294	16,720
	3.2. Revenue On Foreign Exchange	29,723	397,006
	3.3. Gain On Investment in Securities	45,312	0
	3.4. Others	77,430	38,933
	Total Other Operating Revenue	**171,759**	**452,659**
4.	Net Charge of Losses On Earnings Assets	36,827	(32,223)
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	190,729	206,204
	6.2. Personnel Expenses	177,852	127,514
	6.3. Losses on Invesment in Securities	6,153	0
	6.4. Losses on Foreign Exchange Transactions	18,962	384,961
	6.5. Others Expenses	12,852	5,120
	Total Other Operating Expenses	**406,548**	**723,799**
	Net Operating Revenue/Expenses	**339,644**	**155,985**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	22,005	7,944
8.	Non Operating Expense	1,897	2,691
	Net Non Operating Revenue/Exepense	**20,108**	**5,253**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**359,752**	**161,238**
11.	Estimation on Income Tax Assessment -/-	99,851	59,715
12.	**Profit/Loss For Current Year (Reporting Year)**	**259,901**	**101,523**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	194,037	322,514
15.	Dividend -/-	(31,040)	(230,000)
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**422,898**	**194,037**
18.	**Earnings (Net Income) per Share**	**268**	**133**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001
(Audited)

(In millions Rupiah)

		Market Value of Contracts		Derivative Claim & Liabilities		Contracts Value With Netting Agreement
		Hedging	Others	Claim	Liabilities	
A.	Exchange Rata Related					
1	Spot	0	0	0	0	0
2	Forward	10,919	0	218	35	0
3	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4	Future	0	0	0	0	0
5	Swap	192,303	0	2,162	2,623	0
6	Other	0	0	0	0	0
B.	Interest Rate Related					
1	Forward	0	0	0	0	0
2	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	Other	0	0	0	0	0
	TOTAL			2,380	2,658	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000

(In millions Rupiah)

No.	Account	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Total
A.	**Connected (Related) Parties**												
1.	Interbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
2.	Securities	0	0	0	0	0	0	0	0	0	0	0	0
3.	Loans to Third Parties	36,046	1,170	0	0	0	37,216	25,249	0	1,220	0	0	26,469
	a. Small Scale Business Credit (KUK)	2,299	0	0	0	0	2,299	0	0	0	0	0	0
	b. Property Loans	2,039	0	0	0	0	2,039	1,358	0	0	0	0	1,358
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	2,039	0	0	0	0	2,039	1,358	0	0	0	0	1,358
	c. Other Restructured Loans	0	0	0	0	0	0	0	0	1,220	0	0	1,220
	d. Others	31,708	1,170	0	0	0	32,878	23,891	0	0	0	0	23,891
4.	Equity Participation to Third Parties	0	0	0	0	0	0						
	a. In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
	b. For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
6.	Commitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,133,167	0	0	0		1,133,167	1,001,991	0	0	0	0	1,001,991
2.	Securities to Bank Indonesia and Third Parties	7,461,778	0	0	0	0	7,461,778	6,940,602	0	0	0	0	6,940,602
3.	Loans to Third Parties	2,527,619	61,751	28,198	7,306	40,078	2,664,952	1,665,009	51,883	13,895	3,311	51,317	1,785,415
	a. Small Scale Business Credit (KUK)	726,870	11,857	3,334	738	1,420	744,219	479,098	7,158	2,368	612	1,353	490,589
	b. Property Loans	109,149	325	3,375	0	6,310	119,159	66,936	608	1,729	147	8,022	77,442
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	109,149	325	3,375	0	6,310	119,159	66,936	608	1,729	147	8,022	77,442
	c. Other Restructured Loans	1,194	1,170	20,507	2,004	0	24,875	3,814	30,389	0	0	0	34,203
	d. Others	1,690,406	48,399	982	4,564	32,348	1,776,699	1,115,161	13,728	9,798	2,552	41,942	1,183,181
4.	Equity Participation to Third Parties	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b. For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	19,239	0	0	0	0	19,239	12,395	0	0	0	0	12,395
6.	Commitments and Contingencies to Third Parties	131,315	0	0	0	405	131,720	153,464	70	0	0	49	153,583
	TOTAL	**11,317,053**	**62,921**	**28,198**	**7,306**	**40,483**	**11,455,961**	**9,806,599**	**51,953**	**15,115**	**3,311**	**51,366**	**9,928,344**
7.	Compulsory Allowance for Earning Asset Losses	59,429	3,146	2,608	2,815	38,083	106,081	29,945	2,920	277	558	27,858	61,558
8.	Established Allowance for Earning Asset Losses	63,218	3,146	2,608	2,815	38,083	109,870	29,945	2,920	277	558	27,858	61,558
9.	Value of Bank's Assets Pledged as Collateral						0						0
	a. To Bank Indonesia						0						0
	b. To Other Parties						0						0
10.	Percentage of Small Scale Business Credit to Total Credit						27.67%						27.10%
11.	Percentage of Small Scale Business Credit to Total Debtor						58.41%						69.00%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000
(Audited)

(In millions Rupiah)

ACCOUNTS	December 31, 2001	December 31, 2000
I. COMPONENTS		
A. Core Capital	**795,616**	**645,511**
1. Paid Up Capital	485,000	485,000
2. Disclosed Reserves		
a. Agio	23,567	23,567
b. Disagio (-/-)	0	0
c. Donated Capital	0	0
d. General and Appropriated Reserves	10,000	2,000
e. Previous Years Profit After Tax	152,997	90,514
f. Previous Years Losses -/-	0	0
g. Current Year Profit After Tax (50%)	129,950	50,762
h. Current Year Losses -/-	0	0
i. Translation Adjusment of Overseas Branch Offices Financial Statement		
1) Positive Adjustment	0	0
2) Negative Adjustment (-/-)	0	0
j. Funds for paid Up Capital	0	0
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	(112)
3. Goodwill (-/-)	0	0
B. Supplementary Capital (max 100% of core capital)	**152,876**	**41,586**
1. Reserves of Fixed Assets Revaluation	103,280	0
2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	49,596	41,586
3. Loan Capital	0	0
4. Subordinated Loan (max. 50 % of Core Capital)	0	0
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	**948,492**	**687,097**
III. EQUITY PARTICIPATION -/-	**7,889**	
IV. TOTAL CAPITAL (II-III)	**940,603**	**687,097**
V. RISK - WEIGHTED ASSETS	**3,967,680**	**3,326,905**
VI. ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	**23.71%**	**20.65%**
VII. REQUIRED CAPITAL ADEQUACY RATIO	**8.00%**	**4.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per December 31, 2001 and 2000

No.	Ratio (%)	December 31, 2001	December 31, 2000
I.	**Capital**		
	1. CAR	23.71%	20.65%
	2. Fixed Assets to Capitals	42.50%	31.24%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.66%	0.70%
	2. NPL	2.80%	3.85%
	3. Allowance for Earning Assets Losses to Earning Assets	0.96%	0.62%
	4. Compliance of allowance for Earning Asets Losses	103.57%	100.00%
III.	**Rentability**		
	1. ROA	3.07%	1.56%
	2. ROE	44.69%	13.88%
	3. NIM	5.57%	4.13%
	4. Operating Expenses to Operating Revenues	80.97%	90.38%
IV.	**Liquidity**		
	LDR	24.62%	17.58%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.10%	5.13%
	3. Net Open Positions	1.20%	4.57%

PT BANK BUANA INDONESIA Tbk.
Period December 31, 2001 and 2000
Management and Owners

Management

Commissioners :

- President Commissioner	R. Rachmad
- Commissioner	Lukito Winarto
- Commissioner	Wimpie Wirja Surja

Directors :

- President Director	Jimmy Kurniawan Laihad
- Director :	Kamaruddin
- Director :	Aris Janasutanta Sutirto
- Director :	Eddy Muljanto
- Director :	Pardi Kendy
- Director :	Safrullah Hadi Saleh

Owners :

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.60%
- Others	:	6.17%
- Public	:	13.40%
Total	:	100.00%

Jakarta, March 11, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT BANK BUANA INDONESIA Tbk

JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX.: (021) 6324467, 63223

NERACA
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah

No.	POS-POS	31 Desember 2001	31 Desember 2000
	AKTIVA		
1.	Kas	122.671	148.47
2.	Penempatan pada Bank Indonesia	5.981.402	6.664.48
	a. Giro Bank Indonesia	518.880	474.22
	b. Sertifikat Bank Indonesia	5.462.522	6.190.25
	c. Lainnya	0	
3.	Giro pada Bank Lain	88.167	124.79
	a. Rupiah	3.050	8.16
	b. Valuta Asing	85.117	116.63
4.	Penempatan pada Bank Lain	1.045.000	877.19
	a. Rupiah	265.000	100.00
	b. Valuta Asing	780.000	777.19
	PPAP - Penempatan pada bank lain -/-	(11.379)	(10.03
5.	Surat Berharga yang Dimiliki	612.905	265.94
	a. Rupiah	34.391	38.47
	i. Diperdagangkan	8.000	
	ii. Tersedia untuk dijual	18.784	4.88
	iii. Dimiliki hingga jatuh tempo	7.607	33.58
	b. Valuta Asing	578.514	227.46
	i. Diperdagangkan	543.019	
	ii. Tersedia untuk dijual	10.387	
	iii. Dimiliki hingga jatuh tempo	25.108	227.46
	PPAP - Surat Berharga yang Dimiliki -/-	(8.188)	(1.20
6.	Obligasi Pemerintah	205.898	5.84
	a. Diperdagangkan	205.898	
	b. Tersedia untuk dijual	0	
	c. Dimiliki hingga jatuh tempo	0	5.84
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*	1.180.453	478.56
	a. Rupiah	1.180.453	478.56
	b. Valuta Asing	0	
	PPAP - Surat Berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(12.022)	
8.	Tagihan Derivatif	2.380	2.41
	PPAP - Tagihan Derivatif -/-	(24)	
9.	Kredit yang diberikan	2.702.168	1.811.88
	a. Rupiah	2.586.666	1.683.18
	i. Pihak terkait dengan bank	37.216	26.46
	ii. Phak lain	2.549.450	1.656.71
	b. Valuta Asing	115.502	128.70
	i. Pihak terkait dengan bank	0	
	ii. Pihak lain	115.502	128.69
	PPAP - Kredit yang diberikan -/-	(75.627)	(48.60
10.	Tagihan Akseptasi	16.859	9.97
	PPAP - Tagihan Akseptasi -/-	(169)	(10
11.	Penyertaan	7.889	7.88
	PPAP - Penyertaan -/-	(79)	(7
12.	Pendapatan yang masih akan diterima	35.452	23.12
13.	Biaya dibayar dimuka	14.562	14.01
14.	Uang Muka Pajak	0	
15.	Aktiva Pajak Tangguhan	4.791	
16.	Aktiva Tetap	399.779	214.67
	Akumulasi Penyusutan Aktiva Tetap -/-	(100.184)	(79.94
17.	Aktiva Sewa Guna	0	
	Akumulasi Penyusutan Aktiva Sewa Guna -/-	0	
18.	Agunan yang diambil alih	22.657	44.68
19.	Aktiva lain-lain	38.740	66.37
	TOTAL AKTIVA	**12.274.101**	**10.620.37**
	PASIVA		
1.	Giro	3.079.388	2.425.51
	a. Rupiah	1.917.621	1.531.12
	b. Valuta Asing	1.162.267	894.38
2.	Kewajiban segera lainnya	51.522	57.8
3.	Tabungan	3.877.448	3.860.5
4.	Simpanan Berjangka	3.997.099	3.301.6
	a. Rupiah	3.603.765	2.920.3
	i. Pihak terkait dengan bank	50.918	32.5
	ii. Pihak lain	3.552.847	2.887.7
	b. Valuta Asing	393.334	381.2
	i. Pihak terkait dengan bank	14.983	37.2
	ii. Pihak lain	378.351	344.0
5.	Sertifikat Deposito	19	
	a. Rupiah	19	
	b. Valuta Asing	0	
6.	Simpanan dari bank lain	14.473	8.6
7.	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	0	
8.	Kewajiban Derivatif	2.559	
9.	Kewajiban Akseptasi	16.859	9.9
10.	Surat berharga yang diterbitkan	0	
	a. Rupiah	0	
	b. Valuta Asing	0	
11.	Pinjaman yang diterima	67.106	139.4
	a. Fas. Pendanaan Jangka Pendek Bank Indonesia	0	
	b. Lainnya	67.106	139.4
	i. Rupiah	53.397	139.2
	- Pihak terkait dengan bank	0	
	- Pihak lain	53.397	139.2
	ii. Valuta Asing	13.209	1
	- Pihak terkait dengan bank	0	
	- Pihak lain	13.209	1
12.	Estimasi kerugian komitmen & kontinjensi	2.382	1.5
13.	Kewajiban Sewa Guna Usaha	0	
14.	Beban yang masih harus dibayar	34.381	28.7
15.	Taksiran pajak penghasilan	62.386	49.3
16.	Kewajiban Pajak Tangguhan	0	9
17.	Kewajiban lain-lain	38.332	39.9
18.	Pinjaman Subordinasi	0	
	a. Pihak terkait dengan bank	0	
	b. Pihak lain	0	
19.	Modal Pinjaman	0	
	a. Pihak terkait dengan bank	0	
	b. Pihak lain	0	
20.	Hak Minoritas	0	
21.	Ekuitas	1.028.347	696.3
	a Modal disetor	485.000	485.0
	b Agio (disagio)	23.567	23.5
	c Modal sumbangan	0	
	d Selisih penjabaran laporan keuangan	0	
	e Selisih penilaian kembali aktiva tetap	103.280	
	f Laba (rugi) belum direalisasi dari surat berharga	322	(1
	g Pendapatan komprehensif lainnya	0	
	g Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.3
	h Saldo laba (rugi)	422.398	194.
	TOTAL PASIVA	**12.274.101**	**10.620.3**

PERHITUNGAN LABA RUGI DAN SALDO LABA
PT BANK BUANA INDONESIA Tbk.
Periode 1 Januari s/d 31 Desember 2001 dan 2000 (dalam jutaan rupiah)

No.	POS-POS	31 Desember 2001	31 Desember 2000
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	**Pendapatan Bunga**		
	1.1. Hasil bunga	1.589.046	1.152.392
	a. Rupiah	1.507.229	1.074.568
	b. Valuta Asing	81.817	77.824
	1.2. Provisi dan komisi	23.616	17.207
	a. Rupiah	23.197	16.860
	b. Valuta Asing	419	347
	Jumlah Pendapatan Bunga	1.612.662	1.169.599
2.	**Beban Bunga**		
	2.1. Beban bunga	1.001.402	774.697
	a. Rupiah	948.087	718.188
	b. Valuta Asing	53.315	56.509
	2.2. Komisi dan provisi	0	0
	Jumlah Beban Bunga	1.001.402	774.697
3.	**Pendapatan Operasional Lainnya**		
	3.1. Pendapatan komisi, provisi, fee	19.294	16.720
	3.2. Pendapatan transaksi valuta asing	29.723	397.006
	3.3. Pendapatan kenaikan nilai surat berharga	45.312	0
	3.4. Pendapatan lainnya	77.430	38.933
	Jumlah Pendapatan Operasional Lainnya	171.759	452.659
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	36.827	(32.223)
5.	Beban Estimasi kerugian Komitmen & Kontinjensi	0	0
6.	Beban Operasional lainnya		
	6.1. Beban Administrasi & Umum	190.729	206.204
	6.2. Beban Personalia	177.852	127.514
	6.3. Beban penurunan nilai surat berharga	6.153	0
	6.4. Beban transaksi valas	18.962	384.961
	6.5. Beban lainnya	12.852	5.120
	Jumlah Beban Operasional Lainnya	406.548	723.799
	LABA (RUGI) OPERASIONAL	339.644	155.985
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7.	Pendapatan Non Operasional	22.005	7.944
8.	Beban Non Operasional	1.897	2.691
	Jumlah Pendapatan (Beban) Non Operasional	20.108	5.253
9.	Pendapatan/Beban Luar Biasa	0	0
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	359.752	161.238
11.	Taksiran pajak penghasilan -/-	99.851	59.715
12.	**LABA/RUGI TAHUN BERJALAN**	259.901	101.523
13.	Hak Minoritas -/-	0	0
14.	Saldo Laba (Rugi) Awal Tahun	194.037	322.514
15.	Dividen -/-	(31.040)	(230.000)
16.	Lainnya	0	0
17.	**Saldo Laba (Rugi) Akhir Periode**	422.898	194.037
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	268	133

KOMITMEN DAN KONTINJENSI
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	31 Desember 2001	31 Desember 2000
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	0	[illegible]
	b. Valuta Asing	0	[illegible]
2.	Lainnya	0	[illegible]
	Jumlah Tagihan Komitmen	0	[illegible]
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik	1.428.389	1.156.98[illegible]
	a. Rupiah	1.428.389	1.156.99[illegible]
	b. Valuta Asing	0	
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	46.149	83.53[illegible]
3.	Lainnya	0	[illegible]
	Jumlah Kewajiban Komitmen	1.474.538	1.240.51[illegible]
	JUMLAH KOMITMEN BERSIH	(1.474.538)	(1.240.51[illegible]
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi yang diterima	0	[illegible]
	a. Rupiah	0	[illegible]
	b. Valuta Asing	0	[illegible]
2.	Pendapatan bunga dalam penyelesaian	390	[illegible]
	a. Rupiah	390	[illegible]
	b. Valuta Asing	0	[illegible]
3.	Lainnya	0	[illegible]
	Jumlah Tagihan Kontinjensi	390	1.3[illegible]
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan	35.571	[illegible]
	a. Bank garansi	35.096	[illegible]
	- Rupiah	31.301	[illegible]
	- Valuta Asing	3.795	[illegible]
	b. Lainnya	475	[illegible]
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	0	[illegible]
3.	Lainnya	3.063	[illegible]
	Jumlah Kewajiban Kontinjensi	93.634	81.[illegible]
	JUMLAH KONTINJENSI BERSIH	(92.744)	(79.[illegible]

KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA
PT BANK BUANA INDONESIA Tbk
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	POS-POS	Posisi 31 Desember 2001						Posisi 31 Desember 2000					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
A.	Pihak Terkait												
1.	Penempatan pada bank lain	0	0	0	0	0	0	0	0	0	0	0	0
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	0	0	0	0	0	0	0	0	0	0	0	0
3.	Kredit kepada Pihak ketiga	36.046	1.170	0	0	0	37.216	25.249	0	1.220	0	0	26.469
	a. K.U.K	2.299	0	0	0	0	2.299	0	0	0	0	0	0
	b. Kredit Properti	2.039	0	0	0	0	2.039	1.358	0	0	0	0	1.358
	i. Direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	2.039	0	0	0	0	2.039	1.358	0	0	0	0	1.358
	c. Kredit lain yang direstrukturisasi	0	0	0	0	0	0	0	0	1.220	0	0	1.220
	d. Lainnya	31.708	1.170	0	0	0	32.378	23.891	0	0	0	0	23.891
4.	Penyertaan pada pihak ketiga	0	0	0	0	0	0	0	0	0	0	0	0
	a. Pada perusahaan keuangan non-bank	0	0	0	0	0	0	0	0	0	0	0	0
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	0	0	0	0	0	0	0	0	0	0	0	0
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	0	0	0	0	0	0	0	0	0	0	0	0
B.	Pihak Tidak Terkait												
1.	Penempatan pada Bank Lain	1.133.167	0	0	0	0	1.133.167	1.001.991	0	0	0	0	1.001.991
2.	Surat-surat Berharga kepada Pihak ketiga dan Bank Indonesia	7.461.778	0	0	0	0	7.461.778	6.940.602	0	0	0	0	6.940.602
3.	Kredit kepada Pihak ketiga	2.527.619	61.751	28.198	7.306	40.078	2.664.952	1.665.009	51.883	13.395	3.311	51.317	1.785.415
	a. K.U.K	726.870	11.857	3.334	738	1.420	744.219	479.098	7.158	2.368	612	1.353	490.589
	b. Kredit Properti	109.149	325	3.375	0	6.310	119.159	66.936	608	1.729	147	8.022	77.442
	i. Direstrukturisasi	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Tidak direstrukturisasi	109.149	325	3.375	0	6.310	119.159	66.936	608	1.729	147	8.022	77.442
	c. Kredit lain yang direstrukturisasi	1.194	1.170	20.507	2.004	0	24.875	3.814	30.389	0	0	0	34.203
	d. Lainnya	1.690.406	48.399	982	4.564	32.348	1.776.699	1.115.161	13.728	9.798	2.552	41.942	1.183.181
4.	Penyertaan pada pihak ketiga	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	a. Pada perusahaan keuangan non-bank	7.889	0	0	0	0	7.889	7.889	0	0	0	0	7.889
	b. Dalam rangka restrukturisasi kredit	0	0	0	0	0	0	0	0	0	0	0	0
5.	Tagihan Lain kepada Pihak ketiga	19.239	0	0	0	0	19.239	12.395	0	0	0	0	12.395
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	131.315	0	0	0	405	131.720	153.464	70	0	0	49	153.583
	JUMLAH	11.317.053	62.921	28.198	7.306	40.483	11.455.961	9.806.599	51.953	15.115	3.311	51.366	9.928.344
7.	PPAP yang wajib dibentuk	59.429	3.146	2.608	2.815	38.083	106.081	29.945	2.920	277	558	27.858	61.558
8.	PPAP yang telah dibentuk	63.218	3.146	2.608	2.815	38.083	109.870	29.945	2.920	277	558	27.858	61.558
9.	Total Asset bank yang dijaminkan :						0						0
	a. Pada Bank Indonesia						0						0
	b. Pada Pihak Lain						0						0
10.	Persentase KUK terhadap total kredit						27,67%						27,10%
11.	Persentase jumlah Debitur KUK terhadap Total Debitur						58,41%						69,00%

PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

(dalam jutaan rupiah)

No.	KETERANGAN	31 Desember 2001	31 Desember 2000
I.	KOMPONEN MODAL		
	A. MODAL INTI	795.616	645.511
	1. Modal Disetor	485.000	485.000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a. Agio Saham	23.567	23.567
	b. Disagio (-/-)	0	0
	c. Modal Sumbangan	0	0
	d. Cadangan Umum dan Tujuan	10.000	2.000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	152.997	90.514
	f. Rugi tahun-tahun lalu (-/-)	0	0
	g. Laba tahun berjalan setelah diperhitungkan pajak (50%)	129.950	50.762
	h. Rugi tahun berjalan (-/-)	0	0
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih Lebih	0	0
	2) Selisih Kurang (-/-)	0	0
	j. Dana Setoran Modal	0	0
	k. Penurunan nilai Penyertaan pada portofolio tersedia untuk dijual (-/-)	0	0
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	(112)
	3. Goodwill (-/-)	0	0
	B. MODAL PELENGKAP (maks. 100% dari modal inti)	152.876	41.586
	1. Cadangan Revaluasi Aktiva Tetap	103.280	0
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif (PPAP (maks. 1,25 % dari ATMR)	49.596	41.586
	3. Modal Pinjaman	0	0
	4. Pinjaman Subordinasi (maks. 50% dari Modal Inti)	0	0
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45%)	0	0
II.	TOTAL MODAL INTI DAN MODAL PELENGKAP (A+B)	948.492	687.097
III.	PENYERTAAN (-/-)	7.889	
IV.	TOTAL MODAL (II - III)	940.603	687.097
V.	AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)	3.967.680	3.326.905
VI.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM TERSEDIA (IV : V)	23,71%	20,65%
VII.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN	8,00%	4,00%

TRANSAKSI VALUTA ASING DAN DERIVATIF
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001

(dalam jutaan rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan dan Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	Terkait dengan Nilai Tukar					
1.	Spot	0	0	0	0	0
2.	Forward	10.919	0	218	35	0
3.	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4.	Future	0	0	0	0	0
5.	Swap	192.303	[illegible]	2.162	2.623	0
6.	Lainnya	0	0	0	0	0
B.	Terkait dengan Suku Bunga					
1.	Forward	0	0	0	0	0
2.	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3.	Future	0	0	0	0	0
4.	Swap	0	0	0	0	0
5.	Lainnya	0	0	0	0	0
C.	Lainnya	0	0	0	0	0
	JUMLAH			2.380	2.658	

PERHITUNGAN RASIO KEUANGAN
PT BANK BUANA INDONESIA Tbk.
Periode 31 Desember 2001 dan 2000

No.	RASIO (%)	31 Desember 2001	31 Desember 2000
I.	**Permodalan**		
	1. CAR	23,71%	20,65%
	2. Aktiva tetap terhadap modal	42,50%	31,24%
II.	**Aktiva Produktif**		
	1. Aktiva produktif bermasalah	0,66%	0,70%
	2. NPL	2,80%	3,85%
	3. PPAP terhadap aktiva produktif	0,96%	0,62%
	4. Pemenuhan PPAP	103,57%	100,00%
III.	**Rentabilitas**		
	1. ROA	3,07%	1,56%
	2. ROE	44,69%	13,88%
	3. NIM	5,57%	4,13%
	4. BOPO	80,97%	90,38%
IV.	**Likuiditas**		
	LDR	24,62%	17,58%
V.	**Kepatuhan** *(Compliance)*		
	1. a. Persentase Pelanggaran BMPK		
	a. 1. Pihak Terkait	0,00%	0,00%
	a. 2. Pihak Tidak Terkait	0,00%	0,00%
	b. Persentase Pelampauan BMPK		
	b. 1. Pihak Terkait	0,00%	0,00%
	b. 2. Pihak Tidak Terkait	0,00%	0,00%
	2. GWM Rupiah	5,10%	5,13%
	3. PDN	1,20%	4,57%

PENGURUS BANK

Dewan Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wina Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

PT Sari Dasa Karsa	:	73,83%
PT Makindo Tbk	:	6,60 %
Lain-lain	:	6,17%
Publik	:	13,40%
TOTAL	:	100,00%

Catatan :

1. Informasi Keuangan diatas berasal dari Laporan Keuangan tahun 2000 dan 2001 yang telah diaudit oleh Kantor Akuntan Publik Siddharta Siddharta & Harsono (penanggung jawab : Drs. Istata T. Siddharta) dengan pendapat wajar tanpa pengecualian.
2. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No.KEP06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Kurs 31 Desember 2001 USD 1 = Rp.10.400,- dan 31 Desember 2000 USD 1 = Rp.9.595,-

Jakarta, 11 Maret 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Direktur

ARIS JANASUTANTA SUTIRTO
Direktur

6

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 15

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Thursday/ March 28, 2002
Time	: - Annual Shareholders' Meeting 09:30 AM – finish - Extraordinary Shareholders' Meeting: right after the Annual Shareholders' Meeting
Venue	: Ballroom, Kempinski Plaza Hotel Jl. Jend. Sudirman Kav. 10-11 Jakarta Selatan 10220

Agenda of the meeting:

- Annual Shareholders' Meeting:
  1. To approve Board of Directors' Annual Report for year ended December 31, 2001 and to release all members of the Board of Directors and Commissioners from their actions and decisions made during the year
  2. To approve the use of the Bank's 2001 profit
  3. To give consent on the appointment of Public Accountant who would conduct audit for the Bank's year 2002 Financial Statement
  4. To set salary and other benefits given to the Commissioners and salary for the Board of Directors

- Extraordinary Shareholders Meeting:
  1. Distribution of Bonus Shares and Shares Dividend
  2. Amendment on Paragraph 4 of the Bank's Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of March 12, 2002 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. The Bank's Annual Report consists of Profit & Loss Statement for financial year ended December 31, 2001 would be given upon request in writing

9. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

INFORMATION ON THE PLAN OF BONUS SHARES AND DIVIDEND SHARES DISTRIBUTION:

1. As stated on the Agenda of the Meeting, the Board of Directors would propose to all Shareholders to distribute both Bonus Shares and Shares Dividend derive from the following:
   a. Bonus Shares: Capitalization of Agio Shares derives from Initial Public Offering in 2000 which also has been stated on the Bank's Balance Sheet of December 31, 2001
   b. Shares Dividend: Capitalization part of the Bank's retained earning for financial year ended 2001 which also has been stated on the Bank's Balance Sheet as of December 31, 2001

2. The distribution neither would increase the value of the Shareholders' investment nor decrease the value of the investment compares with the Bonus Shares going to be distributed

3. The price of the shares would decrease as the impact of the distribution

4. – Income Tax would be applied in line with Paragraph 4 Tax Regulation No. 7 Year 1983 which has been amended by Tax Regulation No. 17 Year 2000 and Government Regulation No. 138 Year 2000

   - Certain tax may apply to shares derive from the Bank's retained earning

5. Regulation of Shares distribution:
   - Distribution of Shares would be done with the approval from the Shareholders
   - Distribution of Shares would be done with the approval from IBRA

- Schedule of shares distribution would be announced after the approval from the Shareholders and IBRA

6. The Board of Directors would propose to distribute the dividend in the form of Cash Dividend

7. Income tax should be deducted from the cash dividend which is going to be distributed by the Bank

8. Should fraction occurs, the Bank would round the shares down and they all would be returned to the Company and be booked as a retained earning

9. The administration process of this distribution would be done by the Bank's Administration Bureau, PT Sirca Datapro Perdana

10. The Bank would not supply any service to Shareholders who wish to shift their rights of Bonus Shares and Shares Dividends to other party

Jakarta, March 13, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 16

Press Release

Bank Buana, bagikan
Dividen Tunai Rp 134,-per saham serta Saham bonus dan Dividen saham 270.824.000 saham

Jakarta, March 28th, 2002

Pada tanggal 28 Maret 2002 PT Bank Buana Indonesia Tbk. (Bank Buana) menyelenggarakan Rapat Umum Pemegang Saham (RUPS) di Hotel Kempinski Jakarta. Pemegang saham mengesahkan laporan keuangan Bank Buana yang berakhir pada tanggal 31 Desember 2001 serta menyetujui pembagian dividen tunai Rp 134,- per saham atau seluruhnya sebesar Rp 129,98 miliar dari laba bersih tahun 2001.

Dalam rapat pada hari yang sama pemegang saham menyetujui pembagian saham bonus dengan rasio 5.000 : 242,96 dan pembagian dividen saham dengan rasio 5.000 : 1.153,04 atau seluruh saham bonus dan dividen saham yang akan dibagikan berjumlah 270.824.000 saham. Pemegang saham juga menyetujui peningkatan modal dasar dari Rp 900 miliar menjadi Rp 1,8 triliun.

Rapat pemegang saham Bank Buana ini bukan hanya untuk memenuhi kewajiban menyelenggarakan RUPS sebagaimana ditetapkan dalam Anggaran Dasar. Tetapi juga memutuskan hal-hal yang memberi manfaat imbal hasil kepada pemegang saham dan landasan pertumbuhan Bank Buana kepada masa mendatang.

Pembagian dividen tunai ini adalah yang kedua kalinya sejak Bank Buana go publik dengan jumlah dividen yang dibagikan sesuai kebijakan yang disampaikan dalam Penawaran Umum Saham Perdana Bank Buana. Demikian dijelaskan Jimmy Kuarniawan Laihad-Direktur Utama Bank Buana.

On March 28, 2002 PT Bank Buana Indonesia Tbk., (Bank Buana) held its 2002 General Shareholders Meeting at Kempinski Plaza Hotel, Jakarta. The Shareholders meeting not only approved the Bank's Audited Financial Report for financial year ending on December 31, 2001 but has agreed to the distribution of Cash Dividend at Rp. 134,- per share or Rp. 129.98 billion totally as well.

In addition, the meeting has also permitted the allotment of Bonus Shares with the ratio of 5,000 : 242.96 and the Stock Dividend with the ratio of 5,000 : 1,153.04 or in other words, total Bonus Shares and Stock Dividend that would be distributed is 270,824,000 shares. It has also officially agreed to increase the Bank's authorized capital from Rp. 900 billion to Rp. 1.8 trillion.

Bank Buana's Annual General Shareholders Meeting is in line with the Bank's Article of Association and Bank Buana has also assured its Shareholders that it would conduct its banking business in line with its vision, shares mutual benefit for both the Bank and Shareholders not only in the present but in the future as well.

This is the second time that Bank Buana has dispersed Cash Dividend since the Bank went public. Total amount of Dividend to be distributed is in line with the Bank's pledge during the Initial Public Offering (IPO) in 2000 as stated by Mr. Jimmy Kurniawan Laihad, President Director of Bank Buana.

Ditambahkan Pardi Kendy-Direktur Bank Buana. Kinerja keuangan Bank Buana dalam tahun 2001 memang cukup menggembirakan. Perolehan laba bersih sebesar Rp 259,90 miliar mencerminkan semua pos perkiraan Bank Buana begitu solid.

Kenaikan laba bersih ini terutama berasal dari kenaikan pendapatan bunga bersih yaitu dari Rp 405,49 miliar pada tahun 2000 naik menjadi Rp 668,17 miliar pada tahun 2001 atau naik sebesar Rp 262,68 miliar.

Rasio keuangan (ROA) Bank Buana juga meningkat dari 1,01% pada tahun 2000 menjadi 2,27% pada tahun 2001. (ROE) dari 16,28% pada tahun 2000 dan pada tahun 2001 menjadi 30,13% jauh diatas suku bunga deposito. Sorotan tingkat kesehatan suatu bank saat ini tertuju kepada pemenuhan CAR minimum 8% dan NPL maksium 5%. Bank Buana mencatat CAR 23,71% jauh di atas ketentuan minimum. Demikian juga NPL 2,80% jauh dibawah ketentuan maksimum.

Pertumbuhan kredit cukup besar yaitu dari Rp 1.810,05 miliar pada tahun 2000 menjadi Rp 2.697,49 miliar pada tahun 2001. Komitmen layanan kami juga tetap fokus kepada nasabah UKM. Ini tampak dari kredit yang disalurkan berdasarkan skala kredit, kredit sampai dengan jumlah Rp 2,5 miliar mencapai Rp 2.046,74 miliar atau 75,87% dari total kredit yang disalurkan.

Penyaluran kredit kepada sektor ritel & komersial tetap dominan yaitu mencapai Rp 1.743,20 miliar atau 64,62% dari kredit yang disalurkan dengan NPL sangat rendah yaitu 0,62% dari total kredit yang diberikan. Jadi benar nasabah UKM sangat komit mengelola usaha yang dijalankannya termasuk penggunaan kredit dari perbankan sangat hati-hati.

Mr. Pardi Kendy, Managing Director of Bank Buana added that the performance of the Bank in 2001 is quite satisfying. The Rp. 259.90 billion in net profit shows that Bank Buana financial performance is very solid.

The raise in net profits is derived from the increase in net interest from Rp. 405.49 billion at year end 2000 to Rp. 668.17 billion at year end 2001 or there is a boost of Rp. 262.68 billion.

Other than those, Bank Buana's ROA has also shown quite an increase from 1.01% at year end 2000 to 2.27% at year end 2001 whereas Bank Buana's ROE has improved tremendously, from 16.28% at year end 2000 to 30.13% at year end 2001. At present, with the CAR of 23.71% and NPL of 2.80%, Bank Buana is considered to be a sound bank.

Loan disbursement too has a significant growth, from Rp. 1,810.05 billion at year end 2000 to Rp. 2,697.49 billion at year end 2001. Our long time commitment in the Small and Medium Enterprises can be seen on the scale size of the loan. Loan with the amount of up to Rp. 2.5 billion comprises 75.87% of the total loan disbursing.

The allocation of loan to retail and commercial sectors are still dominant, reaches to Rp. 1,743.20 billion or 64.62% from overall loan distribution with a low NPL rate of 0.62% from total loan. This shows the fact that our customers are not only fully committed in doing their businesses but also very wise in managing their banking loans as well.

Penghimpunan dana pihak ketiga, Giro dan Tabungan dominan yaitu sebesar Rp 6.957,34 miliar atau 63,52% dari total dana pihak ketiga yang tercatat sebesar Rp 10.954,45 miliar. Total ekuitas per 31 Desember 2001 sebesar Rp 1.028,85 miliar dan dengan pembagian dividen tunai tersebut di atas jumlah Ekuitas menjadi Rp 898,87 miliar.

Both Current and Savings Account still play a major role in the composition of Third Party Funds, as they comprise 63.52% (Rp. 6,957.34 billion) from total third party funds of Rp. 10,954.45 billion. Total equity at year end December 31, 2001 is Rp. 1,028.85 billion and will decline to Rp. 898.87 billion after the distribution of Cash Dividend.

Total aktiva mengalami pertumbuhan dari Rp10,62 triliun pada akhir tahun 2000 menjadi Rp 12,27 triliun pada akhir tahun 2001.

Total assets have also grown impressively from Rp. 10.62 trillion at year end 2000 to Rp. 12.27 trillion at year end 2001.

Stimulus terhadap perbaikan kinerja perbankan sangat terkait dengan kondisi makro seperti saat ini nampak semakin kondusif. Kalau kondisi seperti saat ini dapat dipertahankan dan lebih lagi bila dapat ditingkatkan, proses divestasi berjalan secara transparan, aktivitas perekonomian masyarakat dan dunia usaha tanpa disuruhpun akan berproses dan bertumbuh secara alami. Dan nampaknya kemauan kita bersama memelihara kondisi kondusif terus bertumbuh dan makin mengakar.

The improvement of banking performance is related to macro situation in which at present becomes more conducive. If the condition remains the same or improves, divest process can be more transparent and economic activity will eventually grow naturally. It seems that our willingness to maintain an encouraging situation will grow even stronger.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 17

PT BANK BUANA INDONESIA

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all Shareholders that Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting have been held on March 28, 2002 at Hotel Kempinski Plaza, Jl. Jend. Sudirman Kav. 10-11, Jakarta. The Meeting has resolved the following:

I. Annual Shareholders' Meeting:

1. First Agenda:
   Approves the Board of Directors' report on the Bank;s Annual Report for financial statement of December 31, 2001 as has been stated on Public Acountant, Siddharta Siddharta & Harsono report No. L.01-138-02 dated February 18, 2002. The meeting has released all Board of Directors from their actions and decisions made during the said financial year

2. Second Agenda:
   Approves the use of the Bank's net profit of December 31, 2001 of Rp. 259.900,040,243 for the follwing:
   a. Rp. 3,000,000,000 would be reserved in line with Paragraph 61 Limited Liability Regulation and Paragraph 26 of the Bank's Article of Association
   b. To distribute Cash Dividend of Rp. 129,980,000,000 or 50.13% of net profit for financial year 2001 to all Shareholders proportionally to the shares they own. Every 1 (one) share has the right to earn Rp. 134,-. All these would done with the approval from IBRA
   c. The balance of Rp. 126,920,040,243 would be booked as retained earning
   d. Income tax would be applied to those shares
   e. The payment of Bonus Shares and Shares Dividend would be done on the same day of Cash Dividend
   f. The Board of Directors have the authority to do actions as deemed necessary so that the distribution would be properly done

3. Third Agenda:
   Approves the appointment of Public Accountant, Siddharta Siddharta & Harsono who will conduct an audit on the Bank's 2002 financial year. The amount of the honorarium that would be paid to them would be decided by the Board of Directors

4. Fourth Agenda:
   T o give an authority to the Commissioners to set salary and other benefits of the Board of Directors and also approves the increase salary of the Commissioners for a total gross of Rp. 160,000,000 from Rp. 153,282,983. This would apply starting from April 2002 until the next Annual Shareholders Meeting in 2003

II. Extraordinary Shareholders' Meeting:

1. First Agenda:
    a. Approves the capitalization of the agio shares of 2000 IPO of Rp. 23,566,958,500 by distributing cash dividend with a face value of Rp. 500 to all Shareholders whom are listed on the Shareholders' List as of May 3, 2002. Total shares that would be distributed is 47,133,917 with a ratio of 5,000:242,96
    b. Approves the capitalization of part of the retained earning of Rp. 279,612,603,750 by the distribution of shares dividend based on the price of the shares at the closing date of March 27, 2002, Rp. 1,250 to all Shareholders proportionally based on the total amount of shares owned and listed on the Shareholders' List as of May 3, 2003. Total shares that would be distributed is 223,690,083 with a ratio of 5,000:1,153.04
    c. Should fraction occurs, it would be returned to the Bank and booked as a retained earning
    d. If the Bank gets the approval from IBRA on or before April 5, 2002 the Shareholders give an authority to the Board of Directors to decide which Shareholders' List are going to be used for this distribution
    e. Certain income tax regulation may apply

2. Second Agenda:
   Gives an authority to the Board of Directors to increase the Bank's paid up capital from Rp. 485,000,000,000 consists of 970,000,000 shares to Rp. 620,412,000,000 consists of 1,240,824,000 shares

3. Third Agenda
   Approves to increase the Bank's authorized capital from Rp. 900,000,000,000 consists of 1,800,000,000 shares with a face value of Rp. 500 to Rp. 1,800,000,000,000 consists of 3,600,000,000 shares with a face value of Rp. 500/ share

Jakarta, April 2, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 18

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO ALL SHAREHOLDERS ON THE DISTRIBUTION SCHEDULE OF CASH DIVIDEND, BONUS SHARES AND SHARES DIVIDEND

We would like to inform all Shareholders that as in line with the resolution of Annual Shareholders Meeting which has been held on March 28, 2002 at Kempinski PLaza Hotel, Jl. Jend. Sudirman Kav. 10-11 Jakarta Pusat, the Bank would distribute cash dividend derives from 2001 net profit with the total of Rp. 129,980,000,000. For every share owns, it would have the right to get Rp. 134. In addition, the Bank would also distribute bonus shares and shares dividends to all Shareholders proportionally depending on the amount of the shares and their names have to be listed on the Shareholders' List of May 3, 2002 at 4:00 PM. Total shares for bonus shares would be 47,133,917 shares with a ratio of 5,000:242.96 and total shares for shares dividend would be at 223,690,083 with a ratio of 5,000:1,153.04.

The distribution schedule of cash dividend, bonus shares and shares dividend would be as follows:

A. Distribution Schedule

1. Information Advertisement: April 8, 2002
2. Cum Dividend and Bonus at Regular & Negotiation Market: April 29, 2002
3. Ex Dividend and Bonus at Regular & Negotiation Market: April 30, 2002
4. Cum Dividend and Bonus at Cash Market: May 3, 2002
5. Ex Dividend and Bonus at Cash Market: May 6, 2002
6. Valid Recording Date: May 3, 2002
7. Payment of Dividend and Bonus: May 17, 2002

B. Payment Regulation:

1. This information should be treated as an official notice from the Bank and the Bank would not send any information to all Shareholders in the form of letter
2. Cash Dividend, Bonus Share and Dividend Share would be distributed to Shareholders whom are listed on Shareholders' List as of May 3, 2002 at 4:00 PM
3. Payment of Cash Dividend:
    a. For those who still hold Shares Certificate, payment would be done through Bank Transfer
    b. For scriptless Shareholders, payment would be done through KSEI
4. Certain income tax may apply
5. Payment of Bonus Shares and Shares Dividend:
    a. For those who still hold Shares Certificate, the Bank would issue another Shares Certificate and could be picked up at Administration Bureau, PT Sirca Datapro Perdana
    b. For scriptless Shareholders, payment would be done through KSEI
6. Cash Dividend, Shares Bonus and Shares Dividend would be distributed after income tax deduction
7. All tax payment would be deducted from the cash dividend

Jakarta, April 8, 2002

PT BANK BUANA INDONESIA Tbk.

Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 19

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No	ACCOUNTS	March 31, 2002	March 31, 2001
	ASSETS		
1.	Cash	96,410	76,310
2.	Placement at Bank Indonesia	6,393,197	6,827,910
	a. Demand deposits at Bank Indonesia	517,820	511,831
	b. Certificate of Bank Indonesia	5,875,377	6,316,079
	c. Others	0	0
3.	Demand Deposits at other Banks	102,307	127,170
	a. Rupiahs	4,968	3,537
	b. Foreign Currencies	97,339	123,633
4.	Interbank Placements	793,570	1,263,201
	a. Rupiahs	30,000	62,001
	b. Foreign Currencies	763,570	1,201,200
	Allowance for interbank placements -/-	(8,609)	(15,524)
5.	Securities Held	917,281	836,899
	a. Rupiahs	350,156	584,454
	i. Trading	323,709	100,777
	ii. Available for Sale	18,785	0
	iii. Held to Maturity	7,662	483,677
	b. Foreign Currencies	567,125	252,445
	i. Trading	0	0
	ii. Available for Sale	28,839	21,258
	iii. Held to Maturity	538,286	231,187
	Allowance for securities held -/-	(6,030)	(1,257)
6.	Goverment Bonds Held	0	0
	a. Trading	0	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	0
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	500,000	0
	a. Rupiahs	500,000	0
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(5,000)	0
8.	Derivative Assets	250	155,718
	Allowance for Derivative Assets -/-	(2)	(1,557)
9.	Credit Extended (Loan)	2,945,249	2,032,538
	a. Rupiahs	2,855,874	1,892,200
	i. Connected Parties	38,398	13,390
	ii. Other Parties	2,817,476	1,878,810
	b. Foreign Currencies	89,375	140,338
	i. Connected Parties	0	0
	ii. Other Parties	89,375	140,338
	Allowance for Credit Extended (Loan) -/-	(122,443)	(97,424)
10.	Acceptance Assets	16,649	10,646
	Allowance for Acceptance Assets -/-	(166)	(106)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	50,117	35,175
13.	Prepaid Expenses	23,046	17,785
14.	Prepaid Taxes	29,943	70,198
15.	Deferred Tax Assets	5,726	0
16.	Fixed Assets	408,461	228,118
	Accumulated Depreciation of Fixed Assets -/-	(108,772)	(85,509)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	21,810	78,844
19.	Other Assets	86,838	113,221
	TOTAL ASSETS	**12,147,642**	**11,680,166**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No.	ACCOUNTS	March 31, 2002	March 31, 2001
	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,875,661	2,943,320
	a. Rupiahs	1,727,290	1,641,754
	b. Foreign Currencies	1,148,371	1,301,566
2.	Other Current Liabilities	90,403	90,798
3.	Saving Deposits	3,571,753	3,822,066
4.	Time Deposits	4,063,085	3,574,396
	a. Rupiahs	3,696,071	3,149,550
	i. Connected Parties	50,278	34,744
	ii. Others Parties	3,645,793	3,114,806
	b. Foreign Currencies	367,014	424,846
	i. Connected Parties	43,140	31,006
	ii. Others Parties	323,874	393,840
5.	Certificates of Deposit	19	29
	a. Rupiahs	19	29
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	167,024	57,825
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	216	155,718
9.	Acceptance Liabilities	16,649	10,646
10.	Securities Issued	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings	61,593	78,875
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others	61,593	78,875
	i. Rupiahs	51,175	57,064
	- Connected Parties	0	0
	- Others Parties	51,175	57,064
	ii. Foreign Currencies	10,418	21,811
	- Connected Parties	0	0
	- Others Parties	10,418	21,811
12.	Allowance for losses on Commitments and Contigencies	1,925	1,970
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	27,995	26,436
15.	Income Tax Assessment	0	0
16.	Deferred Tax Liabilities	934	0
17.	Other Liabilities	150,325	127,293
18.	Subordinated Loans	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital	0	0
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity	1,120,060	790,793
	a. Paid Up Capital	485,000	485,000
	b. Agio (disagio)	23,567	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	514,111	288,446
	TOTAL LIABILITIES AND EQUITY	**12,147,642**	**11,680,165**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of March 31, 2002 USD1 = Rp9,852.50 and March 31, 2001 USD1 = Rp10,400.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No	ACCOUNT	March 31, 2002	March 31, 2001
	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned	429,002	356,743
	a. Rupiahs	418,108	337,544
	b. Foreign Currencies	10,894	19,199
	1.2. Provisions and Commissions	7,085	5,099
	a. Rupiahs	6,941	5,001
	b. Foreign Currencies	144	98
	Total Interest Revenue	**436,087**	**361,842**
2.	Interest Expense		
	2.1. Interest Expense	271,094	242,408
	a. Rupiahs	264,388	225,224
	b. Foreign Currencies	6,706	17,184
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**271,094**	**242,408**
	Net Interest Income	**164,993**	**119,434**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	4,728	4,559
	3.2. Revenue On Foreign Exchange	2,181	3,965
	3.3. Gain On Investment in Securities	35,889	0
	3.4. Others	10,202	9,392
	Total Other Operating Revenue	**53,000**	**17,916**
4.	Net Charge of Losses On Earnings Assets	35,000	13,800
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	41,001	36,267
	6.2. Personnel Expenses	51,092	41,429
	6.3. Losses on Invesment in Securities	50	0
	6.4. Losses on Foreign Exchange Transactions	222	7,741
	6.5. Others Expenses	1,507	1,479
	Total Other Operating Expenses	**93,872**	**86,916**
	Net Operating Revenue/Expenses	**89,121**	**36,634**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	2,775	12,489
8.	Non Operating Expense	683	544
	Net Non Operating Revenue/Exepense	**2,092**	**11,945**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**91,213**	**48,579**
11.	Estimation on Income Tax Assessment -/-	0	0
12.	**Profit/Loss For Current Year (Reporting Year)**	**91,213**	**48,579**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	422,898	239,867
15.	Dividend -/-	0	0
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**514,111**	**288,446**
18.	**Earnings (Net Income) per Share**	**94**	**50**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No.	ACCOUNT	March 31, 2002	March 31, 2001
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line	1,434,908	1,165,473
	a. Rupiahs	1,434,908	1,165,473
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	65,913	73,903
3.	Others	0	0
	Total Commitments Liabilities	**1,500,821**	**1,239,376**
	Total Net Commitments	**(1,500,821)**	**(1,239,376)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	0	0
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans	1,178	1,326
	a. Rupiahs	1,178	1,326
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**1,178**	**1,326**
	Contingent Liabilities		
1.	Guarantees issued	86,865	76,708
	a. Bank Guarantees	86,385	76,543
	- Rupiahs	81,897	71,035
	- Foreign Currencies	4,488	5,508
	b. Others	480	165
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	5,644	8,390
	Total Contingent Liabilities	**92,509**	**85,098**
	TOTAL NET CONTINGENCIES	(91,331)	(83,772)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002
(Unaudited)

(In millions Rupiah)

		Market Value Of Contracts		Derivative Claim & Liabilities		Contract's Value With Netting Agreement
		Hedging	Others	Claim	Liabilities	
A.	**Exchange Rata Related**	154,872	0	249	216	0
1	Spot	84,239	0	0	0	0
2	Forward	3,715	0	101	0	0
3	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
4	Future	0	0	0	0	0
5	Swap	66,918	0	148	216	0
6	Other	0	0	0	0	0
B.	**Interest Rate Related**					
1	Forward	0	0	0	0	0
2	Option	0	0	0	0	0
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
	TOTAL			**249**	**216**	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001

(In millions Rupiah)

A.	Connected (Related) Parties												
1.	Interbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
2.	Securities	0	0	0	0	0	0	0	0	0	0	0	0
3.	Loans to Third Parties	37,228	1,170	0	0	0	38,398	13,390	0	0	0	0	13,390
	a. Small Scale Business Credit (KUK)	1,356	0	0	0	0	1,356	2,201	0	0	0	0	2,201
	b. Property Loans	1,953	0	0	0	0	1,953	1,417	0	0	0	0	1,417
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	1,953	0	0	0	0	1,953	1,417	0	0	0	0	1,417
	c. Other Restructured Loans	0	1,170	0	0	0	1,170	0	0	0	0	0	0
	d. Others	33,919	0	0	0	0	33,919	9,772	0	0	0	0	9,772
4.	Equity Participation to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
	a. In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
	b. For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
6.	Commitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
B.	Non - Connected Parties												
1.	Interbank Placements	1,943,908	0	0	0		1,943,908	2,104,849	0	0	0	0	2,104,849
2.	Securities to Bank Indonesia and Third Parties	5,933,346	0	0	0	0	5,933,346	6,441,762	0	0	0	0	6,441,762
3.	Loans to Third Parties	2,787,678	44,529	24,046	1,465	46,251	2,903,969	1,911,808	46,443	7,473	3,102	47,059	2,015,885
	a. Small Scale Business Credit (KUK)	820,571	11,107	3,695	1,260	1,655	838,288	625,329	4,864	2,314	659	1,330	634,496
	b. Property Loans	104,247	1,932	1,639	0	6,281	114,099	61,598	661	1,278	0	6,495	70,032
	i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
	ii. Unrestructured	104,247	1,932	1,639	0	6,281	114,099	61,598	661	1,278	0	6,495	70,032
	c. Other Restructured Loans	571	0	16,789	0	2,004	19,364	2,888	27,999	1,220	0	0	32,107
	d. Others	1,862,289	31,490	1,923	205	36,311	1,932,218	1,221,993	12,919	2,661	2,443	39,234	1,279,250
4.	Equity Participation to Third Parties	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	a. In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
	b. For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
5.	Other Claims to Third Parties	16,752	0	0	0	0	16,752	166,983	0	0	0	0	166,983
6.	Commitments and Contingencies to Third Parties	152,377	0	0	0	401	152,778	149,832	0	385	0	395	150,612
	TOTAL	10,879,178	45,699	24,046	1,465	46,652	10,997,040	10,796,513	46,443	7,858	3,102	47,454	10,901,370
7.	Compulsory Allowance for Earning Asset Losses	50,038	2,285	2,100	109	43,100	97,632	44,800	2,344	326	198	25,161	72,829
8.	Established Allowance for Earning Asset Losses	96,662	2,285	2,100	109	43,100	144,256	89,887	2,344	326	198	25,161	117,916
9.	Value of Bank's Assets Pledged as Collateral						0						0
	a. To Bank Indonesia						0						0
	b. To Other Parties						0						0
10.	Percentage of Small Scale Business Credit to Total Credit						28.54%						31.38%
11.	Percentage of Small Scale Business Credit to Total Debtor						57.85%						66.26%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
(Unaudited)

(In millions Rupiah)

ACCOUNTS	March 31, 2002	March 31, 2001
I. COMPONENTS		
A. Core Capital	**957,500**	**759,221**
1. Paid Up Capital	485,000	485,000
2. Disclosed Reserves		
a. Agio	23,567	23,567
b. Disagio (-/-)	0	0
c. Donated Capital	0	0
d. General and Appropriated Reserves	10,000	2,000
e. Previous Years Profit After Tax	412,898	237,867
f. Previous Years Losses -/-	0	0
g. Current Year Profit After Tax (50%)	31,933	17,007
h. Current Year Losses -/-	0	0
i. Translation Adjusment of Overseas Branch Offices Financial Statement		
1) Positive Adjustment	0	0
2) Negative Adjustment (-/-)	0	0
j. Funds for paid Up Capital	0	0
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	0
3. Goodwill (-/-)	0	0
B. Supplementary Capital (max 100% of core capital)	**156,163**	**42,575**
1. Reserves of Fixed Assets Revaluation	103,280	0
2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	52,883	42,575
3. Loan Capital	0	0
4. Subordinated Loan (max. 50 % of Core Capital)	0	0
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	**1,113,663**	**801,796**
III. EQUITY PARTICIPATION -/-	**7,889**	
IV. TOTAL CAPITAL (II-III)	**1,105,774**	**801,796**
V. RISK - WEIGHTED ASSETS	**4,230,616**	**3,405,979**
VI. ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	**26.14%**	**23.54%**
VII. REQUIRED CAPITAL ADEQUACY RATIO	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001

	Ratio (%)	March 31, 2002	March 31, 2001
I.	**Capital**		
	1. CAR	26.14%	23.54%
	2. Fixed Assets to Capitals	36.94%	28.45%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.66%	0.54%
	2. NPL	2.44%	2.84%
	3. Allowance for Earning Assets Losses to Earning Assets	1.31%	1.08%
	4. Compliance of allowance for Earning Asets Losses	147.75%	161.91%
III.	**Rentability**		
	1. ROA	2.95%	1.67%
	2. ROE	40.04%	25.79%
	3. NIM	5.90%	4.42%
	4. Operating Expenses to Operating Revenues	81.78%	90.35%
IV.	**Liquidity**		
	LDR	27.99%	19.63%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.04%	5.06%
	3. Net Open Positions	1.12%	4.13%

PT BANK BUANA INDONESIA Tbk.
per March 31, 2002 and 2001
Management and Owners

MANAGEMENT

BOARD OF COMMISSIONER

- President Commissioner	:	R. Rachmad
- Commissioner	:	Lukito Winarto
- Commissioner	:	Wimpie Wirja Surja

BOARD OF DIRECTORS

- President Directors	:	Jimmy Kurniawan Laihad
- Director	:	Kamaruddin
- Director	:	Aris Janasutanta Sutirto
- Director	:	Eddy Muljanto
- Director	:	Pardi Kendy
- Director	:	Safrullah Hadi Saleh

OWNERS

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.60%
- Others	:	6.17%
- Public	:	13.40%
Total	:	100.00%

Jakarta, May 27, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT Bank Buana Indonesia Tbk.

NERACA

Per 31 Maret 2002 dan 2001

(dalam jutaan rupia

No.	POS - POS	31 Maret 2002	31 Maret 2001
	AKTIVA		
1.	Kas	96,410	76,3
2.	Penempatan pada Bank Indonesia		
	a. Giro Bank Indonesia	517,820	511,8
	b. Sertifikat Bank Indonesia	5,875,377	6,316,0
	c. Lainnya	-	
3.	Giro pada Bank Lain		
	a. Rupiah	4,968	3,5
	b. Valuta Asing	97,339	123,6
4.	Penempatan pada Bank Lain		
	a. Rupiah	30,000	62,0
	b. Valuta Asing	763,570	1,201,2
	PPAP - Penempatan pada bank lain -/-	(8,609)	(15,5
5.	Surat Berharga yang Dimiliki		
	a. Rupiah		
	i. Diperdagangkan	323,709	100,7
	ii. Tersedia untuk dijual	18,785	
	iii. Dimiliki hingga jatuh tempo	7,662	483,6
	b. Valuta Asing		
	i. Diperdagangkan	-	
	ii. Tersedia untuk dijual	28,839	21,2
	iii. Dimiliki hingga jatuh tempo	538,286	231,1
	PPAP - Surat Berharga yang dimiliki -/-	(6,030)	(1,2
6.	Obligasi Pemerintah		
	a. Diperdagangkan	-	
	b. Tersedia untuk dijual	-	
	c. Dimiliki hingga jatuh tempo	-	
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*		
	a. Rupiah	500,000	
	b. Valuta Asing	-	
	PPAP - Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(5,000)	
8.	Tagihan Derivatif	250	155,7
	PPAP - Tagihan Derivatif -/-	(2)	(1,5
	Kredit yang diberikan		
	a. Rupiah		
	i. Pihak terkait dengan bank	38,398	13,3
	ii. Pihak lain	2,817,476	1,878,8
	b. Valuta Asing		
	i. Pihak terkait dengan bank	-	
	ii. Pihak lain	89,375	140,3
	PPAP - Kredit yang diberikan -/-	(122,443)	(97,4
10.	Tagihan Akseptasi	16,649	10,6
	PPAP - Tagihan Akseptasi -/-	(166)	(1
11.	Penyertaan	7,889	7,8
	PPAP - Penyertaan -/-	(79)	(
12.	Pendapatan yang masih akan diterima	50,117	35,1
13.	Biaya dibayar dimuka	23,046	17,7
14.	Uang Muka Pajak	29,943	70,1
15.	Aktiva Pajak Tangguhan	5,726	
16.	Aktiva Tetap	408,461	228,1
	Akumulasi Penyusutan aktiva tetap -/-	(108,772)	(85,5
17.	Aktiva Sewa Guna	-	
	Akumulasi Penyusutan sewa guna -/-	-	
18.	Agunan yang diambil alih	21,810	78,8
19.	Aktiva lain - lain	86,838	113,2
	TOTAL AKTIVA	**12,147,642**	**11,680,1**
	PASIVA		
1.	Giro		
	a. Rupiah	1,727,290	1,641,7
	b. Valuta Asing	1,148,371	1,301,5
2.	Kewajiban segera lainnya	90,403	90,7
3.	Tabungan	3,571,753	3,822,0
4.	Simpanan Berjangka		
	a. Rupiah		
	i. Pihak terkait dengan bank	50,278	34,7
	ii. Pihak lain	3,645,793	3,114,8
	b. Valuta Asing		
	i. Pihak terkait dengan bank	43,140	31,0
	ii. Pihak lain	323,874	393,8
5.	Sertifikat Deposito		
	a. Rupiah	19	
	b. Valuta Asing	-	
6.	Simpanan dari bank lain	167,024	57,8
7.	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	-	
8.	Kewajiban Derivatif	216	155,7
9.	Kewajiban Akseptasi	16,649	10,6
10.	Surat berharga yang diterbitkan		
	a. Rupiah	-	
	b. Valuta Asing	-	
11.	Pinjaman yang diterima		
	a. Fasilitas Pendanaan Jangka Pendek Bank Indonesia	-	
	b. Lainnya		
	i. Rupiah		
	- Pihak terkait dengan bank	-	
	- Pihak lain	51,175	57,0
	ii. Valuta Asing		
	- Pihak terkait dengan bank	-	
	- Pihak lain	10,418	21,8
12.	Estimasi kerugian komitmen & kontinjensi	1,925	1,9
13.	Kewajiban sewa guna usaha	-	
14.	Beban yang masih harus dibayar	27,995	26,4
15.	Taksiran pajak penghasilan	-	
16.	Kewajiban Pajak Tangguhan	934	
17.	Kewajiban lain - lain	150,325	127,2
18.	Pinjaman Subordinasi		
	a. Pihak terkait dengan bank	-	
	b. Pihak lain	-	
19.	Modal Pinjaman		
	a. Pihak terkait dengan bank	-	
	b. Pihak lain	-	
20.	Hak Minoritas	-	
21.	Ekuitas		
	a. Modal Disetor	485,000	485,0
	b. Agio (disagio)	23,567	23,5
	c. Modal sumbangan	-	
	d. Selisih penjabaran laporan keuangan	-	
	e. Selisih penilaian kembali aktiva tetap	103,280	
	f. Laba (rugi) yang belum direalisasi dari surat berharga	322	
	g. Pendapatan komprehensif lainnya	-	
	h. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,2
	i. Saldo laba (rugi)	514,111	288,
	TOTAL PASIVA	**12,147,642**	**11,680,**

PT Bank Buana Indonesia Tbk.

PERHITUNGAN RUGI LABA DAN SALDO LABA

Periode 01 Januari s/d 31 Maret 2002 dan 2001 (dalam jutaan rupiah)

No.	POS - POS	31 Maret 2002	31 Maret 2001
	PENDAPATAN DAN BEBAN OPERASIONAL		
1.	Pendapatan Bunga		
	1.1. Hasil bunga		
	a. Rupiah	418,108	337,54
	b. Valuta Asing	10,694	19,19
	1.2. Provisi dan Komisi		
	a. Rupiah	6,941	5,00
	b. Valuta Asing	144	9
	Jumlah Pendapatan Bunga	**436,087**	**361,84**
2.	Beban bunga		
	2.1. Beban bunga		
	a. Rupiah	264,388	225,22
	b. Valuta Asing	6,706	17,18
	2.2. Komisi dan Provisi	-	
	Jumlah Beban Bunga	**271,094**	**242,40**
	Pendapatan Bunga Bersih	**164,993**	**119,43**
3.	Pendapatan operasional lainnya		
	3.1. Pendapatan komisi, provisi, fee	4,728	4,55
	3.2. Pendapatan transaksi valuta asing	2,181	3,96
	3.3. Pendapatan kenaikan nilai surat berharga	35,889	
	3.4. Pendapatan lainnya	10,202	9,39
	Jumlah Pendapatan Operasional lainnya	**53,000**	**17,91**
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	35,000	13,80
5.	Beban Estimasi kerugian Komitmen & Kontinjensi	-	
6.	Beban Operasional lainnya		
	6.1. Beban Administrasi & umum	41,001	36,26
	6.2. Beban Personalia	51,092	41,42
	6.3. Beban penurunan nilai surat berharga	50	
	6.4. Beban transaksi valas.	222	7,74
	6.5. Beban lainnya	1,507	1,47
	Jumlah Beban Operasional Lainnya	**93,872**	**86,91**
	LABA (RUGI) OPERASIONAL	**89,121**	**36,63**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7.	Pendapatan Non Operasional	2,775	12,48
8.	Beban Non Operasional	683	54
	Jumlah Pendapatan (Beban) Non Operasional	**2,092**	**11,94**
9.	Pendapatan/Beban Luar Biasa	-	
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	**91,213**	**48,57**
11.	Taksiran pajak penghasilan -/-	-	
12.	**LABA/RUGI TAHUN BERJALAN**	**91,213**	**48,57**
13.	Hak Minoritas -/-	-	
14.	Saldo Laba (Rugi) Awal tahun	422,898	239,86
15.	Deviden	-	
16.	Lainnya	-	
17.	**Saldo Laba (Rugi) Akhir Periode**	**514,111**	**288,44**
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	**94**	[illegible]

PT Bank Buana Indonesia Tbk.
KOMITMEN DAN KONTINJENSI
Periode 31 Maret 2002 dan 2001

(dalam jutaan rupiah)

No.	POS - POS	Posisi 31 Maret 2002	Posisi 31 Maret 2001
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yg diterima dan belum digunakan		
	a. Rupiah	-	-
	b. Valuta Asing	-	-
2.	Lainnya	-	-
	Jumlah Tagihan Komitmen	-	-
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yg belum ditarik		
	a. Rupiah	1,434,908	1,165,473
	b. Valuta Asing	-	-
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	65,913	73,903
3.	Lainnya	-	-
	Jumlah Kewajiban Komitmen	**1,500,321**	**1,239,376**
	JUMLAH KOMITMEN BERSIH	**(1,500,821)**	**(1,239,376)**
	KONTINJENSI		
	Tagihan Kontinjensi	-	-
1.	Garansi yang diterima		
	a. Rupiah	-	-
	b. Valuta Asing	-	-
2.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	1,178	1,326
	b. Valuta Asing	-	-
3.	Lainnya	-	-
	Jumlah Tagihan Kontinjensi	**1,178**	**1,326**
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank Garansi		
	- Rupiah	81,897	71,035
	- Valuta Asing	4,488	5,508
	b. Lainnya	480	165
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	-	-
3.	Lainnya	5,644	8,390
	Jumlah Kewajiban Kontinjensi	**92,509**	**85,098**
	JUMLAH KONTINJENSI BERSIH	**(91,331)**	**(83,772)**

PT Bank Buana Indonesia Tbk.

KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA

Per 31 Maret 2002 dan 2001

(dalam jutaan rupiah)

No.	POS - POS	31 Maret 2002						31 Maret 2001					
		L	DPK	KL	D	M	JUMLAH	L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**												
1.	Penempatan pada Bank Lain	-	-	-	-	-	-	-	-	-	-	-	-
2.	Surat - surat Berharga kepada Pihak Ketiga dan Bank Indonesia	-	-	-	-	-	-	-	-	-	-	-	-
3.	Kredit kepada Pihak Ketiga												
	a. K.U.K	1,356	-	-	-	-	1,356	2.201	-	-	-	-	2.201
	b. Kredit Properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	1,953	-	-	-	-	1,953	1.417	-	-	-	-	417
	c. Kredit lain yang direstrukturisasi	-	1,170	-	-	-	1,170	-	-	-	-	-	-
	d. Lainnya	33,919	-	-	-	-	33,919	9,772	-	-	-	-	9772
4.	Penyertaan pada Pihak Ketiga												
	a. Pada perusahaan keuangan non-bank	-	-	-	-	-	-	-	-	-	-	-	-
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan Lain kepada Pihak Ketiga	-	-	-	-	-	-	-	-	-	-	-	-
6.	Komitmen dan Kontinjensi kepada Pihak Ketiga	-	-	-	-	-	-	-	-	-	-	-	-
B.	**Pihak Tidak Terkait**												
1.	Penempatan pada Bank Lain	1,943,908	-	-	-	-	1,943,908	2,104,849	-	-	-	-	2,104,849
2.	Surat - surat Berharga kepada Pihak Ketiga dan Bank Indonesia	5,933,346	-	-	-	-	5,933,346	6,441,762	-	-	-	-	6,441,762
3.	Kredit kepada Pihak Ketiga												
	a. K.U.K	820,571	11,107	3,695	1,260	1,655	838,288	625,329	4,864	2,314	659	1,330	634,496
	b. Kredit Properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	104,247	1,932	1,639	-	6,281	114,099	61,598	661	1,278	-	6,495	70,032
	c. Kredit lain yang direstrukturisasi	571	-	16,789	-	2,004	19,364	2,888	27,999	1,220	-	-	32,107
	d. Lainnya	1,862,289	31,490	1,923	205	36,311	1,932,218	1,221,993	12,919	2,661	2,443	39,234	1,279,250
4.	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	7,889	-	-	-	-	7,889	7,889	-	-	-	-	7,889
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan Lain kepada Pihak ketiga	16,752	-	-	-	-	16,752	166,983	-	-	-	-	166,983
6.	Komitmen dan Kontinjensi kepada Pihak ketiga	152,377	-	-	-	401	152,778	149,832	-	385	-	395	150,612
	JUMLAH	**10,879,178**	**45,699**	**24,046**	**1,465**	**46,652**	**10,997,040**	**10,798,513**	**46,443**	**7,858**	**3,102**	**47,454**	**10,901,370**
7.	PPAP yang wajib dibentuk	50,038	2,285	2,100	109	43,100	97,632	44,800	2,344	326	198	25,161	72,829
8.	PPAP yang telah dibentuk	96,662	2,285	2,100	109	43,100	144,256	89,887	2,344	326	198	25,161	117,916
9.	Total Asset bank yang dijaminkan :												
	a. Pada Bank Indonesia						-						-
	b. Pada Pihak Lain						-						-
10.	Persentase KUK terhadap total kredit						28.54%						31.38%
11.	Persentase Jumlah Debitur KUK terhadap Total Debitur						57.85%						66.26%

PT Bank Buana Indonesia Tbk.
PERHITUNGAN RASIO KEUANGAN
Periode 31 Maret 2002 dan 2001

No.	Rasio (%)	31 Maret 2002	31 Maret 2001
I.	**Permodalan**		
	1. CAR	26.14%	23.54%
	2. Aktiva tetap terhadap modal	36.94%	28.45%
II.	**Aktiva Produktif**		
	1. Aktiva produktif bermasalah	0.66%	0.54%
	2. NPL	2.44%	2.84%
	3. PPAP terhadap aktiva produktif	1.31%	1.08%
	4. Pemenuhan PPAP	147.75%	161.91%
III.	**Rentabilitas**		
	1. ROA	2.95%	1.67%
	2. ROE	40.04%	25.79%
	3. NIM	5.90%	4.42%
	4. BOPO	81.78%	90.35%
IV.	**Likuiditas**		
	LDR	27.99%	19.63%
V.	**Kepatuhan *(Compliance)***		
	1. a. Persentase Pelanggaran BMPK		
	i. Pihak terkait dengan bank	0.00%	0.00%
	ii. Pihak lainnya	0.00%	0.00%
	b. Persentase Pelampauan BMPK		
	i. Pihak terkait dengan bank	0.00%	0.00%
	ii. Pihak lainnya	0.00%	0.00%
	2. GWM Rupiah	5.04%	5.06%
	3. PDN	1.12%	4.13%

PT Bank Buana Indonesia Tbk.
TRANSAKSI VALUTA ASING DAN DERIVATIF
Per 31 Maret 2002 dan 2001 (dalam jutaan rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan & Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	**Terkait dengan Nilai Tukar**					
1.	Spot	84,239	-	-	-	-
2.	Forward	3,715	-	101	-	-
3.	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4.	Future	-	-	-	-	-
5.	Swap	66,918	-	148	216	-
6.	Lainnya	-	-	-	-	-
B.	**Terkait dengan Suku Bunga**					
1.	Forward	-	-	-	-	-
2.	Option					
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
3.	Future	-	-	-	-	-
4.	Swap	-	-	-	-	-
5.	Lainnya	-	-	-	-	-
C.	Lainnya	-	-	-	-	-
	JUMLAH			249	216	

PT Bank Buana Indonesia Tbk.
PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM
Per 31 Maret 2002 dan 2001 (dalam jutaan rupiah)

No.	KETERANGAN	31 Maret 2002	31 Maret 2001
I.	KOMPONEN MODAL		
	A. MODAL INTI		
	1. Modal Disetor	485.000	485.000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a. Agio Saham	23.567	23.567
	b. Disagio (-/-)	-	-
	c. Modal Sumbangan	-	-
	d. Cadangan Umum dan Tujuan	10.000	2.000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	412.898	237.867
	f. Rugi tahun-tahun lalu (-/-)	-	-
	g. Laba tahun berjalan setelah diperhitungkan pajak (50%)	31.933	17.007
	h. Rugi tahun berjalan (-/-)	-	-
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih Lebih	-	-
	2) Selisih Kurang (-/-)	-	-
	j. Dana Setoran Modal	-	-
	k. Penurunan nilai penyertaan pada portofolio tersedia untuk dijual (-/-)	-	-
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6.220)	(6.220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	-
	3. Goodwill (-/-)	-	-
	B. MODAL PELENGKAP (maks. 100 % dari Modal inti)		
	1. Cadangan Revaluasi Aktiva Tetap	103,280	-
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif / PPAP (maks. 1,25 % dari ATMR)	52.883	42.575
	3. Modal Pinjaman	-	-
	4. Pinjaman Subordinasi (maks. 50 % dari Modal Inti)	-	-
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45 %)	-	-
II.	TOTAL MODAL INTI DAN MODAL PELENGKAP (A + B)	1,113,663	801,796
III.	PENYERTAAN (-/-)	7,889	-
IV.	TOTAL MODAL (II - III)	1,105,774	801,796
V.	AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)	4,230,616	3,405,979
VI.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG TERSEDIA (IV : V)	26.14%	23.54%
VII.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN	8.00%	8.00%

PENGURUS BANK

DEWAN KOMISARIS

- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

DIREKSI

- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamaruddin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

- PT Sari Dasa Karsa	:	73,83 %
- PT Makindo Tbk.	:	6,60 %
- Lain - lain	:	6,17 %
- Publik	:	13,40 %
Total	:	100,00 %

Catatan :

1. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No.KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
2. Kurs 31 Maret 2002 USD 1=Rp.9.352,50 dan 31 Maret 2001 USD 1=Rp.10.400,-

Jakarta, 27 Mei 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Direktur

ARIS JANASUTANTA SUTIRTO
Direktur

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 20

BANK BUANA LAUNCHES
"BUANA VISA ELECTRON"

Jakarta, July 15, 2002

Visa International together with Bank Buana launch a Debit Card "Buana Visa Electron". This new Debit Card is launched after the successful launchment of Mobile Banking last year. In Indonesia, this new Debit Card not only could be used at more than 6,500 ATM machines, 35,000 merchants,750,000 ATM machines but at 10 million merchants worldwide as well.

During grand launching ceremony at Grand Hyatt Hotel, Jakarta, Managing Director Bank Buana, Pardi Kendy states that through Buana Visa Electron, Bank Buana has somewhat shows its care to its Customers in improving its service quality.

Kendy adds that with 155 offices spread in 17 provinces in Indonesia, Buana Visa Electron would be offered to all of Bank Buana's Customers. Bank Buana has indeed enters Card Business in stages. The prime target would be to those who have owned account in Bank Buana and the next target would be Credit Card which plans to be launched by early of next year.

Until the end of March 2002, holders of Visa Electron have reached more than 61.6 million for Asia Pacific region or around 75% increase from the previous year. Visa Electron has been introduced to Asia Pacific region for the first time in 1999 as a Debit Card. Visa has targeted an increase of 250%to 150 million cards for the next 3 years.

Ellyana Fuad, Country Manager of Visa International Indonesia says that Debit Card is a product that has the highest increase and at the moment, Visa Electron holders in Indonesia have reached to 3.01 million. As of March 2002, Visa Electron holders have risen to 50% compares to the previous year. As Visa Electron could be used at all merchants, more and more Banks have offered this card. The development of this new Debit Card in Indonesia has proved satisfaction to the holders and made Visa International as one of the business strategy in retail banking. With this cooperation, Bank Buana has in fact given convenience and flexibility to its Customers.

Visa is a payment system that has been most used in Indonesia. The figure has reached to 81.6%.

BANK BUANA

Until the end of March 2002, total assets have reached to Rp. 12,147.64 billion. Loans are at Rp. 2,942.37 billion with LDR of 27.99% and relatively low NPL, 2.44% and CAR of 26.14%. Investor Magazine has categorized Bank Buana as the "Best Bank" because of the excellent performance during 2001. In addition, Info Bank magazine also awards bank Buana as a "Very Good Bank" with the grade of 85.62%.

VISA INTERNATIONAL ASIA PACIFIC

Visa is a payment method system that has been widely used in the world. Visa Card has earned an income of more than USD2 trillion from all transactions worldwide and could be used at 24 million merchants, including 750,000 ATM.

For more information, please contact:

1. Maruba Sihaloho
   Corporate Secretary
   PT BANK BUANA INDONESIA Tbk.
   Phone: (021) 6330585
   Fax: (021) 6312340
   e-mail: corsec@bankbuanaina.co.id
   Home Page: www.bankbuana.com

2. Rikarose
   PT Komunika Pratama Reksa
   Phone: (021) 72799134-5
   Fax: (021) 7202235
   e-mail: rikarose@cbn.net.id
   Home Page: www.visa-asia.com

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 21

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that the Bank would hold an Extraordinary Shareholders Meeting (would be called "Meeting" afterwards) on Monday, August 26, 2002.

In accordance to Paragraph 22 section 3 the Bank's Article of Association, Notification to Shareholders would be published on 2 (two) national newspaper in Bahasa Indonesia.

Those who have the right to attend the Meeting are those Shareholders whom are listed on the Shareholders' List as of August 9, 2001.

All proposal from the Shareholders would be included in the Agenda of the Meeting should they in line with the regulation states on Paragraph 22 section 7 the Bank's Article of Association and have to be received by the Bank's Board of Directors 3 days before August 12, 2002 at the very latest.

Jakarta, July 29, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 22

ABRIDGED PROSPECTUS

INFORMATION ON RIGHTS ISSUE I TO SHAREHOLDERS

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO ANY SUBSEQUENT ADDITION AND OR ALTERATION. LISTING STATEMENT FOR THE SECURITIES HAS BEEN SUBMITTED TO BAPEPAM, BUT EFFECTIVE STATEMENT IS YET TO BE RECEIVED FROM BAPEPAM. THE SECURITIES HEREUNDER MAY NOT BE TRANSACTED BEFORE THE LISTING STATEMENT SUBMITTED TO BAPEPAM HAS BEEN DECLARED EFFECTIVE. SUBSCRIPTION FOR THESE SECURITIES MAY BE MADE ONLY AFTER THE PROSPECTIVE PURCHASERS OR SUBSCRIBERS HAVE RECEIVED OR HAD THE OPPORTUNITY TO READ THIS PROSPECTUS.

BAPEPAM NEVER HAS GIVEN ANY APPROVAL OR DISAPPROVAL TO THESE SECURITIES, NOR HAS IT ACKNOWLEDGED THE TRUTH OR SUFFICIENCY OF THIS PROSPECTUS. ANY STATEMENT IN CONFLICT WITH THE ABOVE IS A VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk ASSUMES FULL RESPONSIBILITY AS REGARDS THE ACCURACY OF ALL INFORMATION, DATA OR REPORTS AND THE SINCERITY OF OPINIONS STATED IN THIS PROSPECTUS

logo

PT. BANK BUANA INDONESIA Tbk

LINE OF BUSINESS:
Banking Services
Seated in Jakarta, Indonesia

Operating Head Office
Jl. Asemka No. 32-36
Jakarta 11110
Tel: (62 21) 692-2901, 692-2045
Fax: (62 21) 2601033
Domestic Telex : 42673, 42734
International Telex : 42042, 42602

Office of Commissioners & Board of Directors
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel: (62 21) 633-0585, 638-65927
Fax: (62 21) 6312340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

BRANCH:
31 Branches, 116 Sub-Branches and 7 Cashier Offices

LIMITED PUBLIC OFFERING I MADE TO SHAREHOLDERS

IN THE FRAMEWORK OF RIGHTS ISSUE

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). Every 5 (five) shares held by a shareholder whose name is stated in the Company's Register of Shareholders as of 10th September

2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription. The shares to be offered under this Rights Issue I, in which Rights are issued, are all new shares taken out of the Company's portfolio and will be listed on both the Jakarta Stock Exchange and the Surabaya Stock Exchange.

THE MAJOR RISKS THE COMPANY MIGHT HAVE TO FACE IS INCAPABILITY OF DEBTORS TO REPAY THE LENDINGS MADE AND IF THEIR AMOUNT IS MATERIAL, IT MAY AFFECT PERFORMANCE OF THE COMPANY.

Rights Certificates may be traded at the Jakarta Stock Exchange and the Surabaya Stock Exchange, or may be traded off Bourse for 5 (five)-business days commencing from 18th September 2002 through until 24th September 2002. The shares will be listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange on 18th September 2002.

This Rights Issue I is effective upon its approval given by the Extraordinary General Meeting of Shareholders of PT. Bank Buana Indonesia Tbk. If such Extraordinary General Meeting of Shareholders does not approve this Rights Issue, all the activities already conducted by PT. Bank Buana Indonesia Tbk in connection with the Rights

Issue as per the aforementioned timetable shall be deemed void.

FOR THE ATTENTION OF SHAREHOLDERS

IF THE COMPANY'S SHAREHOLDERS FAIL TO EXERCISE THEIR RIGHTS TO PURCHASE NEW SHARES OFFERRED PROPORTIONATE TO THEIR HOLDINGS, THEIR STAKE IN THE COMPANY WILL DECREASE (DILLUTED) UP TO THE MAXIMUM OF 16.67%

In connection with this Rights Issue I, all affiliated Parties shall not provide any information or make any statements relating to anything that is not contained herein unless otherwise a prior written approval is given by the Company.

This Prospectus is issued in Jakarta on 29th July 2002

TIMETABLE OF THE RIGHTS ISSUE I

Extraordinary General Meeting of Shareholders	26th August 2002
Effective Date	26th August 2002
Final Date of Rights Trading	
At Regular and Negotiation markets	4th September 2002
At Cash Market	10th September 2002
Commencement Date of Trading of Shares Without Rights	
At Regular and Negotiation markets	5th September 2002
At Cash Market	11th September 2002
Date of the Register of Shareholders Eligible to Rights	10th September 2002
Period for Distribution of Rights Certificates, Prospectus and Forms	11th-17th September 2002
Period for Splitting of Rights Certificates	17th-20th September 2002
Period for Listing at the Jakarta Stock Exchange and the Surabaya Stock Exchange	18th September 2002
Period for Trading of Rights Certificates	18th-24th September 2002

Period for Lodgment of Subscription and Payment for Rights Certificates	18th-25th September 2002
Period for Delivery of the Shares Resulted From Exercise of Rights	25th September-2nd October 2002
Final Date for Payment of Additional Share Subscription	26th September 2002
Date for Allotment of Additional Share Subscription	30th September 2002
Date of Refunds of Payments for Additional Share Subscription	2nd October 2002

RIGHTS ISSUE I

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). For every 5 (five) shares held by a shareholder whose name is registered in the Company's Register of Shareholders as of 10th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription.

The Company is incorporated by virtue of Notary deed No. 150 dated 31st August 1956, drawn up before Eliza Pondaag SH, (at that time) Notary in Jakarta, and it carries out its businesses under and based on the laws and regulations prevailing in the Republic of Indonesia. The above Deed

has been given approval by the Minister of Justice of the Republic of Indonesia under his Decree No. J.A.5/78/4, dated 24th October 1956, and registered at the District Court of Jakarta under No. 1811, dated 27th October 1956, and published in the State Gazette of the Republic of Indonesia No. 96, dated 30th November 1956, Supplement No. 1243.

Upon the Initial Public Offering, the entire Articles of Association of the Company are amended by virtue of Deed on Minutes of Extraordinary General Meeting of Shareholders No. 19, dated 22nd July 1999, drawn up before Fathiah Helmi SH, Notary in Jakarta, and have obtained approval from the Minister of Justice of the Republic of Indonesia as evident in his Decree No. C-13889.HT.01.04.Th.99, dated 30th July 1999, and registered in the Company Register at the Companies Registry of West Jakarta Municipality under No. 7862/BH.09.02/IX/1999, dated 30th September 1999, and published in the State Gazette of the Republic of Indonesia No. 103, dated 24th December 1999, Supplement No. 8563.

Pursuant to the Letter of Head of the Capital Market Supervisory Board [Bapepam] No. S-1544/PM/2000, dated 27th June 2000, the Company's Initial Public Offering has been declared effective.

The Company's Articles of Association have been amended for several times following the Initial Public Offering, as evident in, among others, Deed on Statement of Resolutions of Extraordinary General Meeting of Shareholders of the Company No. 37 dated 28th March 2002, drawn up before Fathiah Helmi SH, Notary in Jakarta, regarding the increase of the Company's authorized capital from previously IDR 900,000,000,000 (nine hundred billion Rupiah), which is divided into 1,800,000,000 (one billion eight hundred million) shares, each carrying a par value of IDR 500 (five hundred Rupiah) to become IDR 1,800,000,000,000 (one trillion eight hundred billion Rupiah) which is divided into 3,600,000,000 (three billion six hundred million) shares, each carrying a par value of IDR 500 (five hundred Rupiah), which amendment has obtained approval from the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of his Decree No. C-05659.HT.01.04.TH.2002, dated 5th April 2002, and has been registered in Company Register at the Office of Ministry of Industry and Trade of West Jakarta Municipality, dated 15th April 2002, under No. 0744/RUB.09.02/IV/2002.

Most recent amendment to the Company's Articles of Association is as laid down in the Deed on Statement of Meeting Resolutions of the Company No. 1, dated 4th June 2002, drawn up before Fathiah Helmi SH, Notary in Jakarta,

regarding increase of subscribed and fully paid up capital from previously IDR 485,000,000,000 (four hundred and eighty five billion Rupiah), divided into 970,000,000 (nine hundred and seventy million) shares, each carrying a par value of IDR 500 (five hundred Rupiah), to become IDR 620,411,835,500 (six hundred and twenty billion four hundred and eleven million eight hundred and thirty-five thousand five hundred Rupiah), divided into 1,240,823,671 (one billion two hundred and forty million eight hundred and twenty-three thousand six hundred and seventy-one) shares, each carrying a par value of IDR 500 (five hundred Rupiah), which has been reported to, and received and recorded by the Minister of Justice and Human Rights as evident in the Acknowledgment of Receipt of Report on Amendment to Articles of Association No. C-10139.HT.01.04.TH.2002, dated 10th June 2002, and registered in the Company Register at the Office of Ministry of Industry and Trade of West Jakarta Municipality, under No. 1220/RUB.09.02/VI/2002, dated 11th June 2002.

The composition of the Company's shareholders as of 30th June 2002 (prior to the Rights Issue I), according to the Company's Register of Shareholders kept at the Securities Administration Bureau, PT. Sirca Datapro Perdana is as follows:

Shareholders	Total Shares	Shareholding Percentage (%)
PT. Sari Dasa Karsa	916,094,919	73.83
10 Founding Shareholders with ownership respectively less than 1 %	76,563,952	6.17
PT. Makindo Tbk	84,964,464	6.85
The Public	163,200,336	13.15
Total	**1,240,823,671**	**100.00**

The pro forma capitalization structure and composition of the Company's shareholders before and after the Rights Issue I shall be as follows:

Item	Before Rights Issue I			After Rights Issue I		
	Total Shares	Total Par Value (in million Rupiah)	%	Total Shares	Total Par Value (in million Rupiah)	%
Authorized Capital	3,600,000,000	1,800,000,00	-	3,600,000,000	1,800,000,00	-
Subscribed and Fully Paid Up Capital:						
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83	1,099,313,903	549,656.95	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17	91,876,742	45,938.37	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85	101,957,357	50,978.68	6.85
The Public	163,200,336	81,600.17	13.15	195,840,403	97,920.20	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00	1,488,988,405	744,494.20	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-	2,111,011,595	1,055,505.80	-

Holders of Rights Certificates which fail to exercise their right to purchase the new shares under this Rights Issue I are permitted to sell their right to other parties commencing from 18th September 2002 through until 24th September 2002 through the Jakarta Stock Exchange and the Surabaya Stock Exchange or otherwise transacted off Bourse so long as it is in accordance with BAPEPAM's Regulation

No. IX.D.1. Shareholders which give up their right may see their equity lower (diluted) to the maximum of 16.67% (sixteen point sixty-seven percent).

If not all of the shares offered under this Rights Issue I are subscribed by Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If, thereafter, there are Rights not exercised, then the corresponding shares are to be returned to the Company's portfolio.

Within a period of 12 (twelve) months after effective declaration of the listing of the Shares under this Rights Issue I, the Company may plan to issue or list new shares or other securities which can be converted into shares.

PLANNED USES OF THE PROCEEDS OBTAINED FROM THE RIGHTS ISSUE I

Pursuant to the regulation of Bank Indonesia, capital adequacy amounts to one of the important conditions to be met by a bank to enable it to increase its lending activities, including add the number of its branches. At the moment, Bank Indonesia has set a minimum Capital Adequacy Ratio (CAR) of 8% of the total ATMR. Therefore, any addition of capital to a bank will provide more

flexibility for such bank to expand its lending activities, as well as increase other assets.

The proceeds obtained from this Rights Issue I, less costs of the issue, are all to be used to reinforce the Company's capital, as follows:

1. Around 20% of the proceeds is to finance establishment of new branch offices
2. Around 20% of the proceeds is to finance investment on technology upgrade
3. Around 10% of the proceeds is for improvements of quality of human resources
4. Around 50% of the proceeds is be distributed as medium term and long term loans

The Company shall report the realization of the uses of the proceeds from Rights Issue I on annual basis to the shareholders at the Company's General Meeting of Shareholders and file reports to BAPEPAM.

If the Company intends to alter the uses of the proceeds as disclosed in the Prospectus, any such alteration plan shall obtain prior approval from the Company's General Meeting of Shareholders.
All the proceeds from the Initial Public Offering of 2000 in the amount of IDR 135.80 billion, less expenses of the

issue, have all been utilized pursuant to their appropriation as reported to BAPEPAM as per Letter No. 01/DIR/384, dated 27th April 2001.

FINANCIAL HIGHLIGHTS

The following tables present the Company's financial highlights for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures in this financial highlights were taken from the Company's financial statements for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

Balance Sheet

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Assets				
Cash	88.40	122.67	148.48	131.50
Demand Deposits at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits at other banks—net	122.94	87.29	123.55	122.12
Placements at other banks—net	497.59	1,039.18	870.24	912.15
Marketable securities—net	6,788.22	6,273.14	6,460.84	6,818.49
Marketable securities purchased with Repo option—net	478.94	1,168.43	478.56	22.35
Derivatives receivable-net *	0.76	2.36	2.41	-
Loans—net	3,091.16	2,621.86	1,761.45	841.37
Acceptance receivable—net	12.21	16.69	9.88	16.94
Participations—net	7.81	7.81	7.81	15.24
Other receivables	36.88	35.45	23.13	11.61
Fixed assets—net	321.40	299.59	134.73	108.49
Other assets—net	140.70	80.75	125.06	137.78
Total Assets	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

Liabilities and Shareholders' Equity				
Current liability	120.98	51.62	57.81	32.65
Deposits by non bank customers				
Demand Deposits	2,731.52	3,079.89	2,425.51	2,086.35
Savings	3,483.85	3,877.45	3,860.55	3,610.19
Deposits	4,038.31	3,997.12	3,301.63	3,031.74
Deposits by bank customers				
Demand Deposits	2.97	2.28	2.61	4.38
Savings	6.46	10.06	4.08	2.31
Deposits	4.05	2.13	2.00	-
Call money	457.00	-	79.00	52.00
Derivative payables *	1.16	2.66	-	0.41
Acceptance payables *	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for Commitment and Contingency losses	1.60	2.38	1.54	1.33
Total Liabilities	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**
Total Liabilities and Shareholders' Equity	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

*) *Prepared in accordance with PSAK 31 (Revision 2000) which requires itemization of payables and receivables from derivatives and from acceptance in the Balance Sheet.*

Income Statement

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Income Statement				
Interest income	739.09	1,669.58	1,180.19	1,775.13
Interest expenses	(458.17)	(1,001.41)	(774.70)	(1,208.74)
Interest income—Net	280.92	668.17	405.49	566.39
Other operating expenses—Net	(133.84)	(274.70)	(280.10)	(383.65)
Operating profit prior to provisions for loans write off and others	147.08	393.47	125.39	182.74
Recovery (expense) of provision for loans write off and others	5.86	(36.83)	32.22	215.27
Operating profit—Net	152.94	356.64	157.61	398.01
Non operating income (expenses)	1.02	3.11	3.63	(3.15)
Pre-tax profit	153.96	359.75	161.24	394.86
Tax expenses	(50.37)	(99.85)	(59.72)	(115.81)
Net profit of current year	103.59	259.90	101.52	279.05
Net profit per share (full IDR value) *	83	209*	98*	389*

*) *After calculating the weighted average of the outstanding shares in connection with the distribution of bonus shares and dividends in 2002*

Financial Ratios

(in percentage)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Total Liabilities to Total Assets	91.72	91.62	93.44	94.23
Total Liabilities to Total Equity	1,107.94	1,093.00	1,425.32	1,634.25
Total Lending to Total Assets	26.17	21.98	17.04	9.51
Total Productive Assets to Total Assets	91.70	91.88	91.74	91.87
Total Third Party Deposits to Total Assets	84.71	89.25	90.28	91.29
Operating Ratios				
Net Interest Income to average Total Assets	2.30	5.84	4.02	6.89
Net Interest Income to average Total Equity	27.66	77.46	65.00	135.27
Net Interest Income to average Total Productive Assets	2.51	6.35	4.37	7.33
Net Other Operating Expenses to average Total Assets	(1.05)	(2.72)	(2.46)	(2.05)
Net Other Operating Expenses to average Total Equity	(12.60)	(36.12)	(39.74)	(40.21)
Net Other Operating Expenses to average Total Productive Assets—Net	(1.15)	(2.98)	(2.69)	(2.23)
Return on Assets	1.26	3.14	1.60	4.80
Return on Equity	12.61	36.07	19.20	79.97
Net Profit to averaged Total Productive Assets—Net	0.93	2.48	1.10	3.70
Net Operating Income (Expenses) to Interest Income	20.69	21.36	13.35	22.42
Pretax Profit to Interest Income	20.83	21.55	13.66	22.24
Net Profit to Interest Income	14.02	15.57	8.60	15.72
Loans to Net Productive Assets	28.10	23.37	18.13	9.62
Loans to Deposits Received (LDR)	28.40	22.83	17.58	9.87
Provisions for Loans Write Off to Loans	(2.43)	(2.80)	(2.69)	(7.46)
Total Non Performing Loans to Total Loans	2.39	2.80	3.85	13.26
Capital Adequacy Ratio (CAR)	22.23	23.71	20.65	24.41
Growth Ratios				
Interest Income—Net	**	64.78	(28.41)	(27.91)
Net Operating Income (Expenses)	**	126.28	(60.40)	145.43
Net Profit	**	156.01	(63.62)	187.89
Total Assets	**	15.57	11.08	38.88
Total Liabilities	**	13.31	10.15	36.55
Total Equity	**	47.76	26.29	92.69

**) *Non comparable because the figures only represent the 5 month period*

ACKNOWLEDGEMENT OF INDEBTEDNESS

Pursuant to the financial statements of PT. Bank Buana Indonesia Tbk. as of 31st May 2002 as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion, the Company has (A) Liabilities in the amount of IDR 11,102.35 billion, and (B) Commitment and Contingency Liability in the amount of IDR 1,639.86 billion as detailed below:

(in billion Rupiah)

Item		
A. Liabilities		
Current Liability		120.98
Deposits by non bank customers:		
Demand Deposits	2,731.52	
Savings	3,483.85	
Deposits	4,038.31	
		10,253.68
Deposits by other banks:		
Demand Deposits	2.97	
Savings	6.46	
Deposits	4.05	
Call Money	457.00	
		470.48
Derivative Payables		1.16
Acceptance Payables		12.34
Borrowings		52.41
Accrued Expenses		87.06
Taxes Payable		46.60
Other Payables		56.04
Provision for Commitment and Contingency Loss		1.60
Total Liabilities		**11,102.35**

B. Commitment and Contingency Liability

Commitments :		
Unrealized spot foreign currency sold	8.68	
Loan facility given to customers, not yet used	1,469.10	
Irrevocable letters of credit outstanding	59.37	
		1,537.15
Contingency :		
Bank Guarantee	98.19	
Standby Letter of Credit	1.63	
Travellers' Cheques, not yet used	2.89	
		102.71
Total Commitment and Contingency Liability		**1,639.86**

ANALYSIS AND REVIEWS BY MANAGEMENT

1. GENERAL

The Company constitutes one of "A" category banks in Indonesia based on Bank Indonesia's Letter No. 31/60/UpwBI/AdwBI/Rahasia dated 26th October 1998, which has helped the Company attract new customers fleeing from such other banks during the heights of the economic crisis. In 1998, the Company's assets rose to 123% compared to the figure in 1997, of which this high increase is prompted by influx of new customers defecting from other banks for more sound banks.

With more effective and efficient management, particularly in relation to management of liquidity, the Company is also free from such financial hardship which results from heavy lending made during the time prior to the crisis. The Company focuses more on small and medium enterprises

in its lending activities. Thereby, with prudent banking and discipline lending management, the Company is able to become one of the best banks in banking industry, in terms of its lending portfolio, capital structure and capacity. Successes in the strategy and corporate management are evident in the Company's ability in making profits and maintaining its Productive Assets Quality and ability in increasing its lending.

The Company also managed to establish a corporate culture which relies on the principles of transparency, integrity and application of sound banking standards. Thus, in order to counterbalance such trusts given by all parties toward the Company, the entire management and employees of the Company are consistent in their actual practice of prudent banking principles, and not to view this principle as simply an empty slogan, but they also improve performance toward good corporate governance, in relation to the Company's capacity as a publicly-listed company, it should be able to bring in benefits to its stakeholders by providing the shareholders with maximum returns, adequate welfare to all its employees and its success in helping develop economic capacity of the people, through its intermediary functions to accommodate productive enterprises which will eventually contribute to increasing state revenues through taxes.

Only recently, the Company was named the Best Bank among those banks with assets ranging between IDR 10 trillion to IDR 50 trillion, by 'Investor' magazine (Issue No. 57, Year # IV, 26th June - 9th July 2002) and the predicate 'Very Sound' awarded by 'Infobank' magazine, for the past 3 years.

2. FINANCIAL ANALYSIS

The following discussions are to be read in conjunction with the Company's Financial Statements for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

2.1. Interest Income and Expenses

The following table represents the figures for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah, except for percentage)

ITEM	31st May 2002 (5 Months)		31st Desember 2001 (1 year)		31st Desember 2000 (1 year)		31st Desember 1999 (1 year)	
	Amount	%	Amount	%	Amount	%	Amount	%
Interest Income								
Loans	208.53	28.21	372.03	22.28	199.91	16.94	205.43	11.57
Marketable securities:								
SBI (Bank Indonesia Certificates)	404.36	54.71	1,036.23	62.07	857.21	72.63	1,463.99	82.47
Other Marketable Securities	97.33	13.17	166.49	9.97	43.53	3.69	13.76	0.78
	501.69		1,202.72		900.74		1,477.75	

Placements at other banks	11.75	1.59	57.22	3.43	49.50	4.19	70.97	4.00
Demand Deposits at other banks	0.22	0.03	2.39	0.14	2.24	0.19	1.30	0.07
Commissions	16.90	2.29	35.22	2.11	27.80	2.36	19.68	1.11
Total	**739.09**	**100.00**	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**1,775.13**	**100.00**
Interest Expenses								
Demand Deposits	54.79	11.96	141.43	14.12	121.32	15.66	149.38	12.36
Savings	166.07	36.25	391.47	39.09	334.00	43.11	465.63	38.52
Time Deposits	225.58	49.23	448.35	44.77	301.72	38.95	568.32	47.02
Call Money	7.65	1.67	11.55	1.15	9.22	1.19	7.08	0.58
Borrowings	3.85	0.84	8.06	0.81	8.18	1.06	15.42	1.28
Others	0.23	0.05	0.55	0.06	0.26	0.03	2.91	0.24
Total	**458.17**	**100.00**	**1,001.41**	**100.00**	**774.70**	**100.00**	**1,208.74**	**100.00**
Net Interest Income	**280.92**		**668.17**		**405.49**		**566.39**	

2.1.1. Interest Income

For the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, the Company managed to record interest income in the amounts of respectively IDR 739.09 billion, IDR 1,669.58 billion, IDR 1,180.19 billion and IDR 1,775.13 billion. Interest income largely came from Bank Indonesia Certificates which contribute respectively 54.71%, 62.07%, 72.63% and 82.47% against the total interest income for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

Interest income increases by 41.47% from IDR. 1,180.19 billion in 2000 to IDR 1,669.58 billion in 2001. In 2001, the Company also managed to increase interest income from lending by IDR 172.12 billion compared to the 2000's figure.

Contribution of lending interest income to the total interest income also increases from 11.57% in 1999 to 16.94% in 2000 and 22.28% in 2001. This higher interest income from lending is caused by improving economic condition in the course of 2001, following the very fluctuating interest rates and liquidity shortage in banking industry during the previous years (ever since the outset of the crisis about four years ago). For the five-month period ending on 31st May 2002, the Company's interest income from lending amounts to IDR 208.53 billion, which represents 28.21% of the total interest income made by the Company in the course of the five-month period ending on 31st May 2002.

The weighted average annual interest for IDR loans provided by the Company during 2001 is at 17.65% which is almost as high as the interest rate of Bank Indonesia Certificates, which is 17.59%. The weighted average annual interest for IDR loans provided by the Company during the five-month period ending on 31st May 2002 is 17.65%.

Total interest income from affiliated parties during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 is less than 5% of the total interest income.

Commission income during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999, respectively, stays at IDR 16.90 billion, IDR 35.22 billion, IDR 27.80 billion and IDR 19.68 billion. Commission income for the period and fiscal years ending on such dates above is less than 2.50% of the total interest income.

2.1.2. Interest Expenses

Interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 stay at respectively IDR 458.17 billion, IDR 1,001.41 billion, IDR 774.70 billion and IDR 1,208.74 billion. The increase of interest expenses in 2001 of 29.26% or IDR 266.71 billion is caused by increased interest expense for time deposits in 2001, which stays at IDR 448.35 billion.

The lower growth of interest expenses compared to the higher growth of interest income is caused by the cheap cost of fund of the Company. Interest expenses from savings (comprising demand deposits, savings, deposits and call money) is the largest contributor to the total interest expenses of the Company. In whole, savings interest expenses for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December

2001, 2000 and 1999 respectively amounts to IDR 454.09 billion, IDR 992.80 billion, IDR 766.26 billion, and IDR 1,190.41 billion.

2.2. Net Interest Income

For the five-month period ending on 31st May 2002, net interest income is recorded at IDR 280.92 billion. Net interest income in 2001 amounts to IDR 668.17 billion, which means an increase of IDR 262.68 billion or 64.79%, compared to the 2000's figure of IDR 405.49 billion. In 1999, net interest income amounts to IDR 566.39 billion.

This increase in net interest income is in line with the strategy adopted by the Company in its maintaining the efficiency and quality of its productive assets. The lending made by the Company truly supported growth of customers, as this is indicated in the absolute value as well as the very low percentage of non performing loans. This increased net interest income is proof of the remaining high trusts given by the public to the Company as the right place to keep their funds.

2.3. Other Operating Income And Expenses

The following table presents the composition of other operating income and expenses for the five-month period

ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Other Operating Income				
Income from foreign exchange transactions—net	6.50	20.06	12.61	27.83
Income from derivatives transactions—net	4.28	9.20	1.94	3.82
Income from non-loans commissions and fees	13.49	25.65	24.04	21.35
Gains not yet realized due to increased fair value of marketable securities	33.56	-	-	-
Other income—net	6.13	52.78	-	5.21
Total	**63.96**	**107.69**	**38.59**	**58.21**
Other Operating Expenses				
(Expense) recovery of provision for loans and other productive assets write off —net	5.86	(36.83)	32.22	215.27
Loss not yet realized due to decreased fair value of marketable securities	-	(6.15)	-	-
Personnel expenses	(73.47)	(179.38)	(154.59)	(255.43)
Building expenses	(8.75)	(24.03)	(15.05)	(15.04)
General and administration expenses	(115.58)	(172.83)	(149.05)	(171.39)
Total	**(191.94)**	**(419.22)**	**(286.47)**	**(226.59)**
Other Operating Expenses—Net	**(127.98)**	**(311.53)**	**(247.88)**	**(168.38)**

Other operating income for the five-month period ending on 31st May 2002 is at IDR 63.96 billion. In 2001, other operating income increases by IDR 69.10 billion from IDR 38.59 billion in 2000 to IDR 107.69 billion in 2001. Other operating income decreases by IDR 19.62 billion, from IDR 58.21 billion in 1999 to IDR 38.59 billion in 2000.

For the five-month period ending on 31st May 2002, the largest contributor to the total other operating income came from 'gains not yet realized due to increased fair value of marketable securities for trading' in the amount of IDR 33.56 billion. In 2001, the largest contributor to the increase of other operating income is recovery from

forfeited collateral securities in the amount of IDR 35.67 billion.

For the five-month period ending on 31st May 2002, Other Operating Expenses are recorded at IDR 191.94 billion, and the largest contributor is general and administration Expenses which is at IDR 115.58 billion. Total other operating expenses in 2001 reaches IDR 419.22 billion, an increase of IDR 132.75 billion compared to the 2000's recorded figure of IDR 286.47 billion. In 2001, the major contributors of these other operating expenses are personnel expenses and general and administration expenses, each contributing IDR 179.38 billion and IDR 172.83 billion, or 42.79% and 41.23% respectively of the total other operating expenses.

Compared to personnel expenses in 2000, the figure in 2001 increases by IDR 24.79 billion, in which the largest contributors are personnel salary and wages, at IDR 5.51 billion and pension funds installment, at IDR 5.68 billion. Meanwhile, in 2000, personnel expenses decrease by IDR 100.84 billion, compared to the figure as of the closing of 1999. As for the five-month period ending on 31st May 2002, personnel expenses stay at IDR 73.47 billion.

Increase in General And Administration Expenses in 2001 and 2000 is caused by increased prices of goods and services in the course of 2001 and 2000. Although general and administration expenses increase significantly in 2001 in Rupiah amount, compared to the figures of 2000 and 1999, but the ratio of general and administration expenses toward the total other operating expenses, decreases from 75.64% in 1999 to 52.03% in 2000 and 41.23% in 2001. For the five-month period ending on 31st May 2002, general and administration expenses are recorded at IDR 115.58 billion.

2.4. Assets Growth

The following table presents the composition of assets as of 31st May 2002, 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Cash	88.40	122.67	148.48	131.50
Demand Deposits, at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits, at other banks	124.18	88.17	124.80	123.35
Provision for write off of Demand Deposits at other banks	(1.24)	(0.88)	(1.25)	(1.23)
Placements made at other banks	502.62	1,049.68	879.03	921.36
Provision for write off of placements made at other banks	(5.03)	(10.50)	(8.79)	(9.21)
Marketable securities	6,799.77	6,281.33	6,462.04	6,818.49
Provision for write off of marketable securities	(11.55)	(8.19)	(1.20)	-
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Provision for write off of 'Marketable securities purchased with Repo option'	(5.00)	(12.02)	-	-
Derivative receivables	0.77	2.38	2.41	-
Provision for write off of Derivative receivables	(0.01)	(0.02)	-	-

Loans				
Related parties	39.21	37.22	26.47	12.76
Third parties	3,128.88	2,660.27	1,783.58	896.47
Provision for loan write off	(76.93)	(75.63)	(48.60)	(67.86)
Acceptance receivables	12.33	16.86	9.98	17.11
Provision for write off of Acceptance receivables	(0.12)	(0.17)	(0.10)	(0.17)
Participation	7.89	7.89	7.89	15.39
Provision for decreasing value of participation	(0.08)	(0.08)	(0.08)	(0.15)
Other receivables	36.88	35.45	23.13	11.61
Fixed assets, acquisition price / revalued amount	436.51	399.78	214.68	168.04
Accumulated depreciation	(115.11)	(100.19)	(79.95)	(59.55)
Other assets	140.70	80.75	160.73	137.78
Provision for decreasing value of other assets	-	-	(35.67)	-
TOTAL ASSETS	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

As of 31st May 2002, 31st December 2001, 2000 and 1999, the Company's total assets respectively amount to IDR 12,104.42 billion, IDR 12,274.10 billion, IDR 10,620.37 billion and IDR 9,561.28 billion. As of the closing of 2001, total assets increases by IDR 1,653.73 billion or 15.57% compared to the figure in 2000. Total assets as of the closing of 2000 also increases by IDR 1,059.09 billion or 11.08% compared to the total assets as of the closing of 1999. Such increase in total assets as of the closing of 2001 and 2000 is resulted from increase of Productive Assets. In 2001, lending increases significantly by IDR 887.44 billion or 49.03%, consisting of lending to affiliated parties, in the amount of IDR 10.75 billion, and lending to third parties, in the amount of IDR 876.69 billion.

As of 31st May 2002, the Company's total assets is at IDR 12,104.42 billion, which means a decrease of 1.38% compared to the figure as of 31st December 2001. The

largest decrease is in placements to other banks and in marketable securities purchased with repo option, respectively in the amount of IDR 547.06 billion and IDR 696.51 billion.

2.4.1. Interest Producing Productive Assets

The following table presents the composition of Interest Producing Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Demand Deposits at other banks	124.18	88.17	124.80	123.35
Placements at other banks	502.62	1,049.68	879.03	921.36
Marketable securities:				
Bank Indonesia Certificates	5,646.54	5,462.52	6,190.25	6,765.56
Other securities	1,153.23	818.81	271.79	52.93
	6,799.77	6,281.33	6,462.04	6,818.49
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Loans	3,168.09	2,697.49	1,810.05	909.23
Total	**11,078.60**	**11,297.12**	**9,754.48**	**8,794.78**

The proceeds obtained by the Company will be vested in Productive Assets. On 31st May 2002, 31st December 2001, 2000 and 1999, Interest Producing Productive Assets amount to respectively IDR 11,078.60 billion, IDR 11,297.12 billion, IDR 9,754.48 billion and IDR 8,794.78 billion.

The Company's Productive Assets as of 31st May 2002, 31st December 2001, 2000 and 1999 represent respectively 91.53%, 92.04%, 91.85% and 91.98% of the total fixed assets as of such dates. On 31st May 2002, 31st December

2001, 2000 and 1999, investments in Bank Indonesia Certificates represent the largest portion in the Company's Interest Producing Productive Assets, respectively 50.97%, 48.35%, 63.46% and 76.93% of the total Interest Producing Productive Assets. Increase of Interest Producing Productive Assets in the amount of IDR 1,542.64 billion or 15.81% in 2001 to IDR 11,297.12 billion as of the closing of 2001 is resulted from increase of lending made, at IDR 887.44 billion, other marketable securities, at IDR 547.02 billion, placements at other banks, at IDR 170.65 billion, and marketable securities purchased with repo option, at IDR 701.89 billion. Increase of Interest Producing Productive Assets in 2000 by IDR 959.70 billion, compared to the 1999's figure, is largely caused by increase of lending made in the amount of IDR 900.82 billion.

2.4.2. Lending

The Company has the expertise and experience in accommodating small and medium enterprises; and therefore its lending is concentrated on trading sector, restaurant and hotel businesses, as well as industry. The Company's lending to such sectors has increased markedly since 1999. The total lending made to the trading sector, restaurants and hotels, as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 1,526.34 billion, IDR

1,237.59 billion, IDR 915.97 billion and IDR 466.45 billion which represents 48.18%, 45.88%, 50.60% and 51.30% of the total lending made by the Company. The total lending made to industry sector as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amounts to IDR 744.49 billion, IDR 660.55 billion, IDR 422.88 billion and IDR 250.79 billion, respectively representing 23.50%, 24.49%, 23.36% and 27.58% of the total lending made.

At the moment, our national banking industry has not fully resumed its intermediary function. This is evident in the huge investment made in Bank Indonesia Certificates by operating banks. However, the Company has always tried increase its lending, as evident in the increase of lending made from IDR 909.23 billion as of the closing of 1999 to IDR 1,810.05 billion as of the closing of 2000, and to IDR 2,697.49 billion as of the closing of 2001 and further increases to IDR 3,168.09 billion as of 31st May 2002. The annual growth of lending from 1999 through to 31st May 2002 are 99.08% during 1999–2000 period, 49.03% during 2000–2001 and 17.45% during the five-month period ending on 31st May 2002.

2.5. Growth of Liabilities

The following table presents the composition of liabilities as of 31st May 2002, 31st December 2001, 2000 and 1999 :

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Current liability	120.98	51.62	57.81	32.65
Deposits by				
Related Parties	310.77	237.09	267.76	229.66
Third Parties	9,942.91	10,717.37	9,319.93	8,498.62
Deposits by other banks				
Related Parties	0.01	0.29	0.08	-
Third Parties	470.47	14.18	87.61	58.69
Derivative payables	1.16	2.66	-	0.41
Acceptance payables	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for loss				
Commitment and Contingency	1.60	2.38	1.54	1.33
TOTAL LIABILITIES	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**

Total liabilities as of 31st May 2002 stay at IDR 11,102.35 billion, which means a decrease of 1.27% compared to the figure as of the closing of 2001. Total liabilities as of 31st December of 2001 stay at IDR 11,245.26 billion, which means an increase of IDR 1,321.16 billion or 13.31% compared to the figure as of 31st December 2000. Total liabilities as of 31st December 2000 are at IDR 9,924.10 billion, which means an increase of IDR 914.14 billion or 10.15% compared to the total liabilities as of 31st December 1999.

In 2000 and 2001, the highest contributors of the increase are savings, which see an increase of 9.85% or IDR 859.41 billion, from the total of IDR 8,728.28 billion as of the closing of 1999 to IDR 9,587.69 billion as of the closing of 2000, and then further increases by 14.26% or IDR 1,366.77 billion to IDR 10,954.46 billion as of the closing of 2001. The major contributor of the increase in

the Company's liabilities during the five-month period ending on 31st May 2002 is savings from other banks (third parties) in the amount of IDR 456.29 billion. The increase trend of savings as described above indicates the high trusts and image that the Company's has won from the public.

2.6. Equity Growth

Balance of equity as of 31st May 2002 is recorded at IDR 1,002.07 billion, which means a decrease of IDR 26.77 billion compared to the figure as of 31st December 2001. This decrease is caused by decrease of profit balance by IDR 305.99 billion, increase of subscribed and fully paid up capital of IDR 135.41 billion and increase of net paid-up capital of IDR 144.20 billion.

The IDR 305.99 billion decrease of profit balance is caused by the fact that the Company, during the five-month period ending on 31st May 2002, only makes a net profit of 103.59 billion, pays cash dividends of IDR 129.98 billion and capitalization of profit balance of IDR 279.61 billion in connection with distribution of dividends. The increase of subscribed and fully paid up capital by IDR 135.41 billion and increase of net paid-up capital by IDR 144.20 billion are caused by the distribution of share dividends and bonus shares.

Balance of equity as of 31st December 2001 amounts to IDR 1,028.84 billion, which means an increase of IDR 332.57 billion compared to the figure as of 31st December 2000.. Such increase of equity is caused by increase of profit balance of IDR 228.86 billion, and difference from revaluation of fixed assets in the amount of IDR 103.28 billion. The increase of profit balance of IDR 228.86 billion is the result of the current year's net profit of IDR 259.90 billion offset by the distribution of cash dividends of IDR 31.04 billion.

Increase of subscribed and fully paid up capital in 2000 is the result of the Initial Public Offering made in 2000. As of 31st December 2001 and 2000, the Company's Authorized Capital amounts to IDR 900 billion, which is divided into 1,800,000,000 shares, each carrying a par value of IDR 500. The Company's subscribed and fully paid up capital as of 31st December 2001 and 2000 amounts to IDR 485 billion, divided into 970,000,000 shares, each carrying a par value of IDR 500.

On 31st May 2002, the Company's Authorized Capital is recorded at IDR 1,800 billion which is divided into 3,600,000,000 shares each carrying a par value of IDR 500. Its subscribed and fully paid up capital increases to IDR 620.41 billion, which is divided into 1,240,823,671 shares, each carrying a par value of IDR 500. Such change

of subscribed and fully paid up capital is caused by the distribution of bonus shares and share dividends.

3. PRUDENT BANKING PRINCIPLES

The Indonesian banks, the Company's included, are subject to the regulations set forth by Bank Indonesia particularly those regulations regarding prudent banking practice. Violation of such regulations on prudent banking practice will bring in negative impacts to the Company's fitness or will even cause the Company to be liquidated if it harms the national banking system.

Therefore, in the course of conducting its operations, the Company will always adhere to the prudent banking practice. The factors used by Bank Indonesia in assessing the soundness of a bank are those comprised in the CAMEL (Capital Adequacy, Assets Quality, Management, Earning Sustainability and Liquidity).

3.1. Capital Adequacy Ratio (CAR)

Under Bank Indonesia Regulation No. 31/146/KEP/DIR, dated 12th November 1998, as amended by Bank Indonesia Regulation No. 3/21/PBI/2001, dated 13th December 2001 on Mandatory Fulfillment of Minimum Capital Adequacy Ratio (CAR) of Commercial Banks, since 31st December 2001, Bank

Indonesia has required all commercial banks to maintain a minimum equity of 8%.

Since 1999 through to 31st May 2002, the Company has always met the given minimum Capital Adequacy Ratio (CAR) threshold. The Company's Capital Adequacy Ratio (CAR) as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively stays at 22.23%, 23.71%, 20.65% and 24.41%.

3.2. Quality of Earning Assets/Productive Assets

The statutory provisions on Productive Assets Quality are laid down in Bank Indonesia Regulation No. 31/147/KEP/DIR, dated 12th November 1998. The Company's success in producing high net interest income has been made possible by good quality of its Productive Assets.

As of 31st May 2002, 31st December 2001, 2000 and 1999, the Company has allocated provision for productive assets write off in compliance with prevailing Bank Indonesia regulations, respectively, in the amount of IDR 99.96 billion, IDR 107.49 billion, IDR 60.02 billion and IDR 78.62 billion, respectively representing 0.90%, 0.95%, 0.62% and 0.89% of the total Productive Assets of respectively IDR 11,099.59 billion, IDR 11,324.25 billion, IDR 9,774.76 billion and IDR 8,827.28 billion.

Total non performing loans (substandard, doubtful and loss) as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amount to IDR 75.62 billion, IDR 75.59 billion, IDR 69.75 billion and IDR 120.56 billion, respectively representing 2.39%, 2.80%, 3.85% and 13.26% of the total lending made by the Company. The Company's success in maintaining its low non performing loans is in line with its consistency with the prudent banking practice. This non performing loans ratio is far below the threshold set forth by the Bank Indonesia Regulation No. 2/11/PBI/2000 dated 31st March 2000 which set the maximum permitted non performing loans of 35% as of 31st March 2000, and a maximum level of 5% as of the closing of 2001.

The largest contributor of the non performing loans is corporate loan which contributes respectively 7.56%, 8.67%, 10.72% and 30.36% as of 31st May 2002, 31st December 2001, 2000 and 1999. This is resulted from those syndicated loans the settlement of which is coordinated by The Indonesian Bank Restructuring Agency [IBRA]. The Company's Productive Assets, save those lending made in Indonesian IDR or foreign exchange, are all categorized as passed.

The Company will always try to collect those loss loans which have been written off. The ratio of provision for loan write off against the total lending made and the

ratio of total non performing loans against the total lending made are in fact stable. This is in line with the Company's efforts to continue improving the quality of its lending and commit new loans in selective/prudent manner with due consideration on quality of their business feasibility and characters of the borrowers.

3.3. Management

The Company, with its vast network of offices, manpower and assets, requires improved management quality in order to eliminate possible market risks, lending risks, operating risks and legal risks both to the Company as well as its management members. Now that in order to eliminate such risks, the Company needs to implement two policies, namely:

1. Regulatory Policy. Operating activities, products to offer, recording administration and reporting shall comply with the prudent banking practice as laid down in the Directives and Circulars of the Company's Board of Directors which shall serve as reference for all units at Central office, Branches and Sub-Branches.

2. Organizational policy. The Company is divided into two functions, namely Operating and Non Operating functions. The Central office shall be responsible to

put in place organizational policy and procedure to serve as working reference and reference for the supervisory duty. Units at Sub-Branches shall be responsible to perform all operating activities, administration and reporting in accordance with the given reference/regulations.

The risk control to be conducted covers:

1. Field of Operation. Shall comply with the Standard Operating Procedures which govern the flow of transactions and documents and the duty and responsibility of each post.

2. Field of Lending. Shall comply with the annual Work Plan which stipulates growth, business scale, as well as sectors of economy to be financed. As to the process of authorizing a loan, commencing from submission of loan application from Branches, evaluation and analysis by the Bureau of Lending Assessment and Supervision of the Central Office, shall comply with lending policy and procedure and subject to approvals of Board of Directors Meeting.

3. Field of Treasury. Management of liquidity, interest rate and exchange rate is to be conducted in accordance with the resolutions of Board of Directors

Meeting and supported with accurate data from ALCO (Assets & Liabilities Committee). Foreign exchange transactions are to be conducted only for the customers. The Company will not maintain bank positions so as to prevent possible loss from fluctuation of the exchange rate.

4. Field of Evaluation. The Company's Board of Directors on regular basis, once a week, calls for and organizes evaluation meeting on work progress and performance. Once a month, the Board of Directors organizes coordination meeting to be attended by all Bureau Chiefs to discuss on the works to be performed in accordance with he work and budget plans.

5. Field of Supervision.

- The Company's Board of Directors has named Director of Compliance to hold the authority to reject policies or decisions if they are in contravention of the principles of prudent banking practice.
- Supervision is performed by the Bank's Internal Audit Unit [SKAI], in which regular audits are to be performed on all units, Branches, Sub-Branches; and the results thereof are to be reported to the

President Director, Board of Commissioners and Committee of Auditors.

- The Board of Commissioners and Committee of Auditors, along with the President Director, on monthly basis, convene to discuss on the findings made by Bank's Internal Audit Unit [SKAI].

3.4. Profitability

3.4.1. Return On Assets (ROA)

ROA presents the ratio between profit before period/annual tax against average total assets during such period/year. The Company's ROA for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 are as follows:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Return on Assets (ROA)	1.26	3.14	1.60	4.80

ROA growth year to year is prompted by increase in operating returns during the same periods above. The 123.12% pretax profit increase in 2001 compared to the 2000's figure, causes the ROA to rise by 96.25% in 2001 compared to the year 2000's figure.

3.4.2. Return on Equity [ROE]

ROE presents the ratio between the net profit of a period/year against the average total equity during the same period/year. The Company's ROE during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 are as follows:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Return on Equity [ROE]	12.61	36.07	19.20	79.97

3.4.3. Productivity Ratio (Expenses to Revenues Ratio)

Productivity Ratio (Expenses to Revenues Ratio) presents the ratio between operating expenses and operating income. The following table presents the Company's Productivity Ratio during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999:

(in %)

	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Productivity Ratio	80.96	79.93	65.64	78.29

3.5. Liquidity

The Company has capital surpluses vested in the form of Bank Indonesia Certificates (SBI) in the amount of IDR 5,646.54 billion, IDR 5,462.52 billion, IDR 6,190.25 billion and IDR 6,765.56 billion respectively on 31st May 2002, 31st December 2001, 2000 and 1999.

As of 31st May 2002 and 31st December 2001, the Company's liquidity in terms of difference of maturity between assets and liabilities, the liabilities with maturity of up to one month are IDR 6,588.58 billion and IDR 5,885.32 billion larger, respectively, compared to those assets with one-month maturity. The Company has identified the pattern of drawing and uses of the funds by customers. However, when there is sudden withdrawal of significant amounts, the Company still has funds in the form of marketable securities with more than one-month maturity which can be transacted in the market at any time and from time to time.

3.5.1. Statutory Minimum Demand Deposit

The management of liquidity conducted by the Company is such that efforts are to maintain that the earning funds carry interest rates which are below the average interest rates of the Bank Indonesia Certificates. Cash balance

shall be at such level in accordance with the requirements, habits of customers and the Company's mandatory minimum demand deposit. The Company's Mandatory Minimum Demand Deposit for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 has met the minimum level set by Bank Indonesia.

3.5.2. Loan to Deposit Ratio [LDR]

The Company is of the opinion that all funds gathered shall be utilized in the maximum manner possible to optimize profits but without having to sacrifice bank's liquidity. The following table presents the Company's Loan to Deposit Ratio [LDR] as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in %)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Loan to Deposit Ratio [LDR]	28.40	22.83	17.58	9.87

3.5.3. Inter Bank Net Liability Ratio

Inter Bank Net Liability Ratio pertains to the ratio between bank obligations and receivables at such other bank compared to the amount of core capital. The average negative ratio means that the Company's receivables at other banks are larger that the Company's payables to such

banks (net placer). The following table shows position of the Company's Inter Bank Net Liability Ratio.

(in %)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Inter Bank Net Liability Ratio	(141.73)	(349.13)	(240.85)	(228.50)

4. BUSINESS OUTLOOK

4.1. National Economic Outlook

Indonesia's projected GDP growth in 2002 is set at 3.5%. Projected national economic growths by economic sectors for 2002 are as follows:

(in %)

Sectors	Projected Growth
Export of goods and manufacture	7.8
Household Consumptions	4.3
Property	2.0

Total Indonesia's population is estimated at 220 million and its per capita income is at IDR 7.2 million.

4.2. Constraints Faced By National Economy

Indonesia's economy is to face very tough challenge if the restructure foreign debts amounting to US$ 140 billion fails to work out as expected. Such burden is even aggravated by domestic debts of the Government, consisting

of indebtedness under the banks recap bonds in the amount of IDR 430.4 trillion and obligation to pay off third party's funds owed by the banks under the status of BBO and BBKU (basically means, discontinued operations).

Other national economic constraints are increases of prices which are expected to continue. This will result in lower real income of the people and therefore reduced volume of transactions of goods and services. Money markets particularly foreign exchange markets, and capital markets are to face with the fluctuations due to the political instability in Indonesia. The heating Indonesia's political situation as we are nearing the 2004 elections will cause business people and investors to postpone their business expansions.

4.3. The Company's Business Outlook

As national economy is trying to stabilize itself, there will not be much room for national banks and the Company to expand their lending significantly. Other impediments include possible increase of prices which will cause reduction in the transactions of goods and services of debtors.

Business and financial growth of the Company during 2002 can be achieved by adhering to the strategy of maintaining

the trust of the public to put their deposits in the Company. In terms of lending, the Company is to maintain the good relationship which has long developed with its debtors in order to ensure their continued operations and good loan quality.

EQUITY

The following table indicates trends of the Company's equity during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures were taken from the Company's Financial Statements for the five-month period ending on 31st May 2002 and from the Financial Statements for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by public accountant office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Subscribed and fully paid up capital	620.41	485.00	485.00	235.00
Additional paid-up capital	167.77	23.57	23.57	-
Difference from revaluation of fixed assets	103.28	103.28	-	-
Difference of the value of restructure transactions of affiliated parties	(6.22)	(6.22)	(6.22)	(6.22)
Gains (Losses) not yet realized due to increase (decrease) of the fair value of marketable securities made available for sales	(0.07)	0.32	(0.11)	0.03
Profit balance	116.90	422.89	194.03	322.51
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**

Following this Rights Issue I, with Rights representing a total of 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and with the assumption that on 31st May 2002 all the shareholders would have subscribed/acquired on pari passu basis all the shares on offer, then the position of subscribed and fully paid up capital as of 31st May 2002 will be at IDR 744.49 billion. The following is the pro forma table on equity as of 31st May 2001 if the Rights Issue I and all the Rights were completed/exercised in 2002.

(in billion Rupiah)

Item	Subscribed and fully paid up capital	Additional Paid-Up Capital	Difference of fixed assets revaluation	Difference of the value of restructure transactions of affiliated parties	Losses not yet realized due to decrease of the fair value of marketable securities made available for sales	Profit Balance	Total Equity
Equity according to financial statements as of 31st May 2002	620.41	167.77	103.28	(6.22)	(0.07)	116.90	1,002.07
Changes of equity if the Rights Issue I by 248,164,734 shares taking place on 31st May 2002, with par value and offer price of IDR 500 per share	124.08	-	-	-	-	-	124.08
Pro forma equity as of 31st May 2002 after the Rights Issue I and increase of subscribed and fully paid up capital, with par value of IDR 500 per share	744.49	167.77	103.28	(6.22)	(0.07)	116.90	1,126.15

MILESTONES AFTER THE DATE OF INDEPENDENT AUDITORS' REPORT

There are no significant events taking place after the date of Independent Auditors' Report otherwise having material impacts to be disclosed in this Prospectus.

BUSINESS RISKS

Similarly like those other sectors, the Company's businesses were never free from the adverse impacts of both macro and micro factors. The types of risk which are predicted to affect the Company's performance in general can be identified according to the following categories:

1. LENDING RISKS

These risks pertain to the continued and smooth repayments by debtors of both interests and principal of the loans provided to them. Failures of debtors in meeting such payments may be resulted from unfitness of their businesses, as the results of poor decision made by the Company's management in terms of lending, and changes of such external factors which disturb the businesses of debtors or adversely affect their ability to repay their debts. If the risks shall manifest materially, then such will adversely affect the Company's performance. Until

this day, these risks have been suppressed with the principles of prudent banking practice consistently applied.

2. OPERATING RISKS

The Company's is expanding in terms of the number of offices, employees and total assets. If these are poorly managed, there are chances for irregularities which will bring in damaging impacts, namely loss of trusts of the public in the Company and eventually, financial loss. In order to eliminate these risks internal supervision is to be applied throughout the Company's organization, functions, duties and responsibilities, at each level of posting with the support of online information technology application.

3. TECHNOLOGY RISKS

Technology is one important element in banking business. The type of technology adopted by a bank affects the types of products and facilities/features that it can offer its customers. The Company's inability to catch up with the ever-advancing technology will adversely affect its competitiveness, and therefore less opportunity to attract new customers and possible exodus of customers to other better banks. To address these risks, the Company has made

investments in the field of information technology and the newest technology application system in order to present the best banking service in Indonesia and ensure that the Company is a trustworthy bank.

4. LIQUIDITY RISKS

Liquidity pertains to the ability of a unit of business to meet its current obligations to both its customers and creditors. In banking industry, liquidity rate is a factor which must be maintained by the management. Deficient liquidity might cause customers to lose their trusts. On the other hand, over liquidity, coupled with poor management, will be injurious to the Company. In order to address these risks, the Company will identify the patterns of drawing and uses of funds by customers. However, when there is sudden withdrawal of significant amounts, the Company still has liquid funds in the form of marketable securities with more than one (1) month maturity which can be transacted in the market at any time and from time to time.

5. RISKS ATTRIBUTABLE TO PROVISION FOR PRODUCTIVE ASSETS WRITE OFF

Bank Indonesia as Indonesia's Central Bank requires that all banks to itemize provision for productive assets write

off based on the valuation of the Productive Assets. Based on such valuation, Productive Assets are to be divided into the following categories: passed, special mention, substandard, doubtful and loss. If the Company fails to comply with such requirements of Bank Indonesia, the Company's soundness rate will be adversely affected and this will adversely affect performance of the Company.

6. CAPITAL ADEQUACY RISKS

Bank Indonesia regulations require that banks shall maintain their Capital Adequacy Ratio (CAR) at such level no less than 8%. If the Company is unable to meet such minimum Capital Adequacy Ratio (CAR) requirement, Bank Indonesia will include the Company into such group of Banks On Watch (or BDP), and then the bank will be required to draw up its business plan in order to meet that threshold. If it fails, it will affect the continued operations of the Company. In order to address the possible risks in lending, the Company will consistently extend its loans to small and medium enterprises with wide distribution, to include sectors of trade, distributors, and to channel funds to liquid and low risks instruments.

7. INTEREST RATE FLUCTUATION RISKS

Fluctuation of the interest rates caused by monetary policies imposed by the Government can effect the

Company's performance. High interest rate will increase funding cost to be paid by the Company, while the Company cannot at the same time increase the interest rate for its lending made to customers, thereby the margin will be smaller. In addition to this smaller margin, the continued trend of higher interest rate will cause the real sector unable to pay their interest obligation, thereby minimizing the Company's interest income. The low interest rate of the Bank Indonesia Certificates, as instrument of government monetary policy, will also affect performance of the Company considering that the largest component of its Productive Assets portfolio is investment in Bank Indonesia Certificates. To address possible risks of fluctuating interest rates, the type, amount and maturity of fund investment is to take into account the amount and maturity of the funds concerned.

8. FOREIGN EXCHANGE RISKS

With the progresses made by Indonesia, there will be increased trading activities both domestic and international trade. This causes the Company, as a foreign exchange bank, to transact in foreign exchanges, which will effect both its assets and liabilities. Fluctuation of the IDR exchange rate against foreign exchanges will affect the Company's ability in meeting its obligations denominated in foreign exchanges. The

instability of IDR exchange rate will also bring in problems in the Company's managing its assets and obligations stated in foreign exchanges, thereby bringing in injury to the Company. In order to address these risks of fluctuating exchange rates, the Company must be consistent with the regulations of Bank Indonesia and foreign exchange transactions are conducted only for and on behalf of customers.

9. ECONOMIC, SOCIAL AND POLITICAL RISKS

The Company's businesses are very much effected by domestic economic, social and political situations. Non conducive economic, social and political conditions will adversely affect the Company's ability in collecting funds from the public, its lending, and its interest income from the loans it makes, thereby the Company's entire performance will be adversely affected. In order to address these risks, the Company needs to apply prudential practice in vesting its funds, particularly its lending, such that focus shall be given to providing loans to small and medium enterprises; while the rest of the funds is vested in Bank Indonesia Certificates.

10. COMPETITION RISKS

Competition risks rise since there are growing number of banks offering innovative products. Any such competition

may subsequently affect the Company's ability in increasing or maintaining its market share. The prospects of domestic economy does not give much room for national banks, nor give much room for the Company to increase its lending significantly.

However, if the Company can ensure that it maintains the trust and loyalty of its customers so as for them to feel safe in placing their moneys in the Company, the Company is confident that it will achieve its projections. The Company also will maintain its focus on providing services to its loyal customers and on providing loans to small and medium enterprises. In addition, the Company will also improve quality of its services by adding more offices, increased utilization of the information technology it now has, and improved competence/skills of its human resources particularly those handling retail-banking activities. As for its capital, improvement will be made from accumulation of net profit as well as from capital market.

MANAGEMENT AND SUPERVISION

Board of Commissioners:

President Commissioner : Raden Rachmad

Commissioner : Lukito Winarto

Commissioner : Wimpie Wirja Surja

Board of Directors :

President Director	:	Jimmy Henricus Kurniawan Laihad
Director	:	Kamaruddin
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh

HUMAN RESOURCES

Composition of Manpower

In line with the Company's banking business expansion, the development of its human resources is oriented on enhancing commitments of all employees on building continued partnership between Bank Buana and its customers. Composition of the Company's employees as of 30th June 2002 is as follows:

Management Position	Total Employees	Percentage
Deputy Directors	5	0.10
Executive Officers	43	0.91
Senior Officers and Executives	821	17.23
Administration Personnel and others	3,896	81.76
Total	**4,765**	**100.00**

The total number of employees is 4,765 people assigned at various positions such as Deputy Directors, Executive Officers, Senior Officers and Executives and Administration Personnel and Other Personnel. The

following table indicates the composition of employees according to their level of education as of 30th June 2002.

Level of Education	Total Employees	Percentage
Post-Graduates	5	0.10
Degree Holders	1,091	22.90
Diploma Holders	575	12.07
Elementary up to Senior High School	3,094	64.93
Total	**4,765**	**100.00**

The Company is aware that human resources quality is one essential condition to ensure continued and long lasting operations of the Company and ability to survive in tough competition environment. In relation to the above and in accordance with one of the visions of the Company for it to become the provider of quality banking professionals in Indonesia, the Company is to intensively improve the quality of its human resources through improved recruitment system and administration and improved quality and training facilities for employees.

TRANSACTIONS WITH AFFILIATED PARTIES

In the course of conducting its businesses, the Company also transacts with its affiliated parties. An affiliate is any party which is related to the Company in terms of ownership or management, in the manner provided in the laws on capital market.

The financial transactions conducted by the Company with its affiliated parties are conducted on arm's length basis on such terms and conditions applying to non affiliated parties (except for loans granted to employees with 1-120 month maturities, with zero interest, and repaid by making deduction against their monthly salaries).

The below table presents transactions with affiliated parties:

(in billion rupiah)

Transactions	31st May 2002		31st December 2001		31st December 2000		31st December 1999	
	Amount	%	Amount	%	Amount	%	Amount	%
Balance of loans granted	39.21	1.24	37.22	1.38	26.47	1.46	12.76	1.40
Insurance cover for fixed assets	99.84	100.00	101.01	100.00	111.14	100.00	40.34	100.00
Prepaid Rents	5.27	57.75	0.17	1.13	9.56	68.20	7.34	75.09
Paid Rents	3.79	76.23	9.56	84.66	7.34	85.95	7.51	81.52
Insurance Expenses	1.28	100.00	2.16	100.00	1.52	100.00	1.28	100.00
Demand Deposits	201.89	7.38	155.06	5.03	157.51	6.49	149.81	7.17
Savings	22.38	0.64	16.42	0.42	40.56	1.05	24.18	0.67
Time Deposits	86.51	2.14	65.90	1.65	69.77	2.11	55.67	1.84
Foreign exchange payables (spot)	-	-	-	-	2.40	9.09	-	-
Provision for gratifications	15.00	33.00	-	-	-	-	-	-

LEGAL LENDING LIMIT

Bank Indonesia imposes a maximum limit for loans that can be provided to any particular party or group of business against the equity of the lending bank concerned in order to prevent concentration of lending to certain parties or groups. The crisis which struck Indonesia's banking sector were largely resulted from lacks of prudence in their conducting banking operations.

Pursuant to Directives of Bank Indonesia No. 31/177/KEP/DIR, dated 31st December 1998, in conjunction

with, Bank Indonesia Regulation No. 2/16/PBI/2000, dated 12th June 2000, legal lending limit is set as follows:

1. Loans given to parties affiliated to bank, either severally or jointly, shall not exceed an aggregate 10% of the bank's equity.
2. Loans given to parties not affiliated to bank, either severally or jointly, shall be as follows:
   - 30% of the bank's equity, up to the closing of 2001
   - 25% of the bank's equity, during 2002
   - 20% of the bank's equity, since 1st January 2003

Below is the Company's status of legal lending limit as of 31st May 2002, 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002		31st December 2001		31st December 2000		31st December 1999	
	Amount	%	Amount	%	Amount	%	Amount	%
Loans to related parties	39.21	1.24	37.22	1.38	26.47	1.46	12.76	1.40
Loans to non related parties	3,128.88	98.76	2,660.27	98.62	1,783.58	98.54	896.47	98.60

DIVIDEND POLICY

All of the Company's subscribed and paid-up capital shares, including those new shares issued under this Rights Issue I, shall have the same rights in all respects as the existing shares, including the right to receive dividends.

The Company plans to pay cash dividends at least once a year. The amount of each dividend paid will be determined by the amount of net profit made by the Company in the relevant fiscal year, without sacrificing the Company's own financial fitness, its requirements for investments for business expansion, the prevailing laws and regulations, without prejudice to approvals from the Company's General Meetings of Shareholders in accordance with the provisions of the Company's Articles of Association. With due observance of the above conditions, the Company is to apply a policy of cash dividend against the Company's net profit, assuming that all the above conditions are met, as follows:

(in percentage)

Net Profit	Cash Dividend Against Net Profit
Up to IDR 100 billion	25
Over IDR 100 billion	30

The Company has paid dividends whether cash dividends, share dividends or bonus shares to its shareholders. The following table shows payments of cash dividends made by the Company since 2000 following the Initial Public Offering [IPO] through until the Rights Issue I.

Fiscal Year	Dividend / Shares	Total Shares	Total Dividends Distributable	Net Profit (IDR)	% Dividend Against Net Profit
2000	32	970,000,000	31,040,000,000	101,523,426,000	30.57
2001	134	970,000,000	129,980,000,000	259,900,041,000	50.01

TAXATION

Pursuant to the Law of Republic of Indonesia No. 17 of 2000 on Third Amendment to Law No. 7 of 1983 on Income Tax, Dividends Or Other Distributions Of Profits Made Or Earned By A Limited Liability Company As Resident Taxpayer, Cooperatives And State-Owned Enterprises.

Regional Government-Owned Enterprises, for their equity participation at such companies incorporated and seated in Indonesia, are not subject to Income Tax on the following conditions:

1. the dividends come from retained earnings; and
2. for Limited Liability Companies, State-Owned Enterprises and Regional Government-Owned Enterprises, which receive dividends, their equity participation is not less than 25% (twenty-five percent) of the total paid-up capital and they must have other operations outside such equity participations.

Pursuant to the Decree of Minister of Finance of Republic of Indonesia No. 651/KMK.04/1994, dated 29th December 1994 on Certain Fields Of Investment Providing Income To Pension Funds Not Subject To Income Tax, income received by pension funds, duly incorporated and approved by the Minister of Finance of Republic of Indonesia, is exempt

from Income Tax obligation if such income is received from investments such as, among others, dividends paid by Limited Liability Companies listed on Stock Exchanges in Indonesia.

Pursuant to the Regulation of Government of Republic of Indonesia No. 14 of 1997 on Amendment of Government Regulation No. 41 of 1994 on Income Tax Against Income From Transactions Of Shares At Stock Exchanges, the following shall apply:

1. Income received or earned by a person or entity from transaction of shares at Stock Exchanges will be subject to final Income Tax of 0.1% (one per mill) from the gross value of the transactions. Payments of such Income Tax shall be done by deduction to be made by the Stock Exchanges concerned through stockbrokers upon settlement of the transactions concerned.

2. Income from transaction of shares owned by founding shareholders will be subject to additional Income Tax of 0.5% (five per mill) from the selling value of such shares by the time of Initial Public Offering.

3. The founding shareholders will be given facilities for them to meet their tax obligations based on their own calculations in the manner provided above. In this

case such founding shareholders may carry out the calculation based on their own opinion that there have been such income. Payment of Income Tax that accrues may be made by each of the founding shareholders concerned no later than 1 (one) month following the transactions of such shares at the Stock Exchanges. However, if such founding shareholders fail to exercise such facility, the calculation of his Income Tax is to be conducted against such tariff rates generally applying in accordance with Article 17 of Law No. 17 of 2000.

Income Tax against dividends is calculated against such rates as set forth by the applicable tax laws. Pursuant to the Decree of Minister of Finance of Republic of Indonesia No. 651/KMK.04/1994, dated 29th December 1994 on Certain Fields Of Investment Providing Income To Pension Funds Not Subject To Income Tax, income received by pension funds, duly incorporated and approved by the Minister of Finance of Republic of Indonesia, is exempt from Income Tax obligation if such income is received from capital investments such as, among others, securities traded at Stock Exchanges in Indonesia.

Pursuant to the Circular of the Director General of Taxes No. SE-28/PJ.43/1995, dated 22nd May 1995 on Income Tax Article 23 against bond interest and dividends received by

Individual Taxpayer (series of Income Tax Article 23 / Article 26 No. 6), bond interest and dividends from either shares or securities, whether or not transacted at capital markets, earned by or paid to Resident Individual Taxpayers in 1995 and beyond, will be subject to Income Tax Article 23 at 15% (fifteen percent) against the gross income.

Dividends paid or earned by Non-Resident Taxpayers will be subject to tariff rate of 20% (twenty percent) or other lower tariff if payments are made to residents to such countries which have signed Anti Double Taxation Agreement with Indonesia, without prejudice however to the Circular of the Director General of Taxes No. SE-03/PJ.101/1996, dated 29th March 1996 on Implementation of Anti Double Taxation Agreements.

ALL SHAREHOLDERS OR PROSPECTIVE PURCHASERS OF THE SHARES OF PT. BANK BUANA INDONESIA TBK, IN CONNECTION WITH THIS RIGHTS ISSUE I, ARE ADVISED TO CONSULT WITH THEIR RESPECTIVE TAX CONSULTANTS REGARDING THE TAX-RELATED IMPLICATIONS RELATING TO THE PURCHASE, OWNERSHIP OR SALES OF THE SHARES ACQUIRED UNDER THIS RIGHTS ISSUE I.

Translated from the Indonesian text by Kintawati Purnomo, an authorized and sworn translator appointed under decision No.1820 of 1999 of the Governor of DKI Jakarta.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 23

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders of the Bank to attend Extraordinary Shareholders' Meeting which is going to be held on:

Day/ Date	: Monday/ August 26, 2002
Time	: 9:30 AM – finish
Venue	: Ruang Timor I Borobudur Hotel Jl. Lapangan Banteng Selatan Jakarta 10710

Agenda of the meeting:

1. Right Issue I with the maximum shares of 248,164,734 shares
2. Amendment of Paragraph 17 Article of Association

Remarks:

1. In accordance with Paragraph 22 section 3 Article Association of the Bank, the Bank would not send any formal invitation to the Shareholders. Thus this notification would serve as an official invitation.

2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of August 9, 2002 at 4:00 PM.

3. Shareholders who are not able to attend would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors

4. Member of the Commissioners, Board of Directors and Employees of the Bank could act as a proxy however it would not count on voting

5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl. Gajah Mada No. 1A, Jakarta Pusat, Phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat Phone (021) 3900634, 3905920, 3140032

6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts

7. Shareholders or their proxy have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution Shareholders

8. For good order of the meeting, all Shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, August, 12, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

02 [illegible]

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 24

Press Release

Laba Bersih Bank Buana naik 76,48%

Jakarta, 15 Agustus 2002

Selama semester I tahun 2002 yang berakhir pada tanggal 30 Juni 2002 Bank Buana mencatat laba bersih sebesar Rp 183,93 miliar. Dibandingkan dengan laba bersih semester I tahun 2001 yang tercatat sebesar Rp 104,22 miliar mengalami kenaikan sebesar 76,48%.

Bank Buana has able to book a positive net profit of Rp. 183.93 billion for the first half of 2002. Compares to the same period last year which stands at Rp. 104.22 billion, net profit has increased by 76.48%.

Kenaikan laba bersih ini dipicu dari kenaikan pendapatan bunga sebesar Rp 100,44 miliar yaitu dari Rp 756,75 miliar pada akhir Juni 2001 menjadi Rp 857,20 miliar pada akhir Juni 2002. Disisi beban bunga pada akhir Juni 2001 tercatat sebesar Rp 487,80 miliar dan pada akhir Juni 2002 sebesar Rp 544,12 miliar atau naik sebesar Rp 56,32 miliar.

Increase in net profit is mainly caused by the rise in interest income of Rp. 100.44 billion, from Rp. 756.75 billion at the end of June 2001 to Rp. 857.20 billion at the end of June 2002. In addition, interest paid is also recorded at Rp. 487.80 billion at the end of June 30, 2001 and Rp. 544.12 billion at the end of June 2002 or in other words, there is a rise of Rp. 56.32 billion.

Membandingkan akhir Juni 2001 dengan akhir Juni 2002 yaitu kenaikan pendapatan bunga sebesar Rp 100,44 miliar sementara beban bunga naik hanya Rp 56,32 miliar adalah cermin keberhasilan Bank Buana melakukan penyaluran dana dari SBI menjadi kredit kepada sektor produktif dan mempertahankan sumber dana pihak ketiga yaitu Giro dan Tabungan tetap dominan.

This strong achievements have marked Bank Buana's success in managing its funds from Certificate of Bank Indonesia previously to more productive loans. Not only that but Bank Buana has also able to maintain its accumulation in third part funds, both Current and Savings Account, which are still dominant.

Total aktiva Bank Buana pada 30 Juni 2002 sebesar Rp 11,89 triliun dengan porsi terbesar yaitu SBI sebesar Rp 5,15 triliun disusul kredit yang diberikan sebesar Rp 3,28 triliun. Disisi passiva bagian terbesar adalah dana pihak ketiga yaitu sebesar Rp 10,38 triliun disusul saldo Ekuitas sebesar Rp 1,08 triliun. Kontribusi gabungan Giro dan Tabungan tetap dominan terhadap total dana pihak ketiga yaitu Rp 6,27 triliun atau merupakan 60,37% dari total dana

Total assets of Rp. 11.89 trillion comprises of Certificate of Bank Indonesia of Rp. 5.15 trillion which is the largest, follows by loans of Rp. 3.28 trillion. On the liabilities side, largest composition is held by third party funds of Rp. 10.38 trillion follows by an equity of Rp. 1.08 trillion. Total contribution of both Current and Savings Account towards total third party funds are still at its foremost, it comes to Rp. 6.27 trillion or

pihak ketiga.

60.37% from total third party funds as a whole.

Total ekuitas Rp 770,49 miliar pada akhir Juni 2001 dan Rp 1,08 triliun pada akhir Juni 2002 mengalami kenaikan sebesar Rp 312,30 miliar. Rasio kecukupan modal (CAR) pada akhir bulan Juni 2002 tetap tinggi yaitu sebesar 21,84%.

Total equity of Rp. 770.49 billion at the end of June 2001 and Rp. 1.08 trillion at the end of June 2002 shows an amplify of Rp. 312.30 billion. Bank Buana's CAR during the period are also still high, stands at 21.84%.

Peningkatan kinerja keuangan juga tercermin dalam rasio rentabilitas yaitu ROA dan ROE pada akhir bulan Juni 2002 masing-masing 3,01% dan 41,11%. Terutama rasio selisih pendapatan bunga-bersih mengalami kenaikan signifikan dari 4,92% menjadi 5,53% menunjukkan kebijakan pengelolaan penghimpunan dan penyaluran dana yang dijalankan cukup berhasil. Demikian juga rasio pengelolaan operasional yaitu total biaya operasional dengan pendapatan operasional menunjukkan efisiensi yang makin meningkat.

Improvement in Bank Buana's overall performance is mirrored on the bank's financial ratio. ROA and ROE stands at 3.01% and 41.1% respectively. The significant increase in NIM from 4.92% to 5.53% demonstrates that Bank Buana's regulation in accumulating funds as well as loan distribution has indeed been very lucrative. In addition, results in operating expenses ratio towards operational income also shows that operational activities of Bank Buana is more efficient than before.

Sejalan dengan kepercayaan masyarakat menyimpan dananya pada Bank Buana, Bank Buana juga berupaya memaksimalkan fungsi intermediasi yaitu penyaluran kredit kepada sektor produktif. Ini tercermin dari kenaikan kredit secara absolut lebih dari Rp 1 triliun dan dalam ukuran LDR naik dari 22,06% pada akhir Juni 2001 menjadi 31,69% pada akhir Juni 2002. Memang diakui LDR ini masih perlu ditingkatkan disamping untuk turut mendorong gerak perekonomian nasional juga kesempatan peningkatan keuntungan yang masih dapat diraih Bank Buana. Demikian dijelaskan Pardi Kendy Direktur Bank Buana.

In line with the trust of our Customers which has been proven by the rise in third party funds, Bank Buana has also tried its best in maximizing its function as an intermediary. This can be seen on the sharp increase of loans for more than Rp. 1 trillion and in terms of LDR, the ratio has grown from 22.61% to 31.69% at the end of June 2002. However as explained by Pardi Kendy, Managing Director of Bank Buana, this financial ratio still needs to be improved in order to support the national economy as well as enlarging our chance of opportunity.

Ditambahkanya, keunggulan Bank Buana yaitu fokus membiayai UKM sektor produktif tetap kami pertahankan. Nampak dari penyaluran kredit kepada sektor ekonomi perdagangan dan perindustrian mencapai 71,25% dari total kredit dan dari segi skala, kredit berjumlah sampai dengan Rp 2,5 miliar mencapai 77,80 %.

Pardi Kendy added that Bank Buana's full commitment in distributing loans to small medium enterprisesis still maintained as can be seen on our loans portfolio. Loans distribution to trade and industry sectors have reached to 71.25% from total portfolio. Looking from the size, it has reached Rp. 2.5 billion or 77.80%.

Keberhasilan ini semua memungkinkan Bank Buana memberikan nilai tambah kepada pemegang saham yaitu imbal hasil yang tinggi atas modal yang mereka tanamkan nampak dari ROE yaitu 41,11% jauh diatas suku bunga deposito.

Bank Buana's achievements have therefore enabled us to give added value to our Shareholders as the ROE of 41.11% is far more higher than Certificate of Deposit interest rate.

Demikian juga para pemegang saham memperoleh dividen tunai secara rutin setiap tahun yaitu pada tahun tahun 2001 dividen tunai dibagikan Rp 32,- per saham dan pada tahun 2002 dividen tunai dibagikan sebesar Rp 134,- persaham.

All shareholders also acquired cash dividend periodically every year. In 2001, Bank Buana has able to distribute cash dividends of Rp. 32,-/ share and Rp. 134,-/ share in 2002.

Sudah menjadi tekad seluruh jajaran Bank Buana sejak awal berdiri tahun 1956 dan pada akhir bulan Agustus 2002 ini akan genap berusia 46 tahun, Bank Buana menjadi bank dipercaya luas masyarakat melalui pelaksanaan prinsip kehati-hatian (*Prudent*) bukan hanya slogan.

It has always be the commitment of Bank Buana since it was first established in 1956. This month Bank Buana would celebrate its 46 years of anniversary and it always proves that prudent banking practices conducted all these years are in fact not only slogan. It has always been practiced and will always be, in the past, present and future.

Hasilnya Bank Buana walau masih bank ukuran kecil, tetapi mampu berperan positif berkelanjutan kepada seluruh *stakeholders*.

Even Bank Buana is a small bank in terms of size, but it always be able to take positive part in the life of its shareholders.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 25

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No.	ACCOUNTS	June 30, 2002	June 30, 2001
	ASSETS		
1.	Cash	107,534	85,989
2.	Placement at Bank Indonesia		
	a. Demand deposits at Bank Indonesia	501,962	508,655
	b. Certificate of Bank Indonesia	5,151,891	6,325,462
	c. Others	0	0
3.	Demand Deposits at other Banks		
	a. Rupiahs	3,025	4,496
	b. Foreign Currencies	84,611	122,902
4.	Interbank Placements		
	a. Rupiahs	109,144	40,000
	b. Foreign Currencies	589,950	926,640
	Allowance for interbank placements -/-	(17,657)	(20,483)
5.	Securities Held		
	a. Rupiahs		
	i. Trading	9,800	102,535
	ii. Available for Sale	18,784	17,600
	iii. Held to Maturity	5,713	499,740
	b. Foreign Currencies		
	i. Trading	0	0
	ii. Available for Sale	27,394	37,537
	iii. Held to Maturity	562,058	461,207
	Allowance for securities held -/-	(1,197)	(1,651)
6.	Goverment Bonds Held		
	a. Trading	473,361	0
	b. Available for Sale	0	0
	c. Held to Maturity	0	0
7.	Securities Purchased under Agreement to Resell (Reverse Repo)		
	a. Rupiahs	500,000	0
	b. Foreign Currencies	0	0
	Allowance for Securities Purchased under Agreement to Resell -/-	(5,000)	0
8.	Derivative Assets	551	242,953
	Allowance for Derivative Assets -/-	(6)	(2,430)
9.	Credit Extended (Loan)		
	a. Rupiahs		
	i. Connected Parties	40,473	14,875
	ii. Other Parties	3,181,810	2,132,092
	b. Foreign Currencies		
	i. Connected Parties	0	0
	ii. Other Parties	65,903	137,890
	Allowance for Credit Extended (Loan) -/-	(78,339)	(85,278)
10.	Acceptance Assets	14,236	13,272
	Allowance for Acceptance Assets -/-	(149)	(133)
11.	Equity Participation	7,889	7,889
	Allowance for Equity Participation -/-	(79)	(79)
12.	Deferred Income	37,823	25,332
13.	Prepaid Expenses	17,551	10,295
14.	Prepaid Taxes	63,180	27,054
15.	Deferred Tax Assets	4,792	0
16.	Fixed Assets	440,761	253,883
	Accumulated Depreciation of Fixed Assets -/-	(118,574)	(92,528)
17.	Leased assets	0	0
	Accumulated Depreciation of Leased Assets -/-	0	0
18.	Transferred Collaterals	20,134	42,287
19.	Other Assets	75,327	93,816
	TOTAL ASSETS	**11,894,656**	**11,931,819**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No.	ACCOUNTS	June 30, 2002	June 30, 2001
	LIABILITIES AND EQUITY		
1.	Demand Deposits		
	a. Rupiahs	1,769,939	1,695,275
	b. Foreign Currencies	976,294	1,137,248
2.	Other Current Liabilities	74,225	104,301
3.	Saving Deposits	3,514,737	3,806,488
4.	Time Deposits		
	a. Rupiahs		
	i. Connected Parties	62,840	60,064
	ii. Others Parties	3,704,751	3,205,243
	b. Foreign Currencies		
	i. Connected Parties	34,917	19,845
	ii. Others Parties	307,623	424,470
5.	Certificates of Deposit		
	a. Rupiahs	19	20
	b. Foreign Currencies	0	0
6.	Deposits from Other Banks	77,740	220,868
	Securities Sold under Agreement to Repurchase (Repo)	0	0
8.	Derivative Liabilities	905	242,954
9.	Acceptance Liabilities	14,236	13,272
10.	Securities Issued		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
11.	Borrowings		
	a. Short Term Funding Facilities from Bank Indonesia	0	0
	b. Others		
	i. Rupiahs		
	- Connected Parties	0	0
	- Others Parties	50,729	57,064
	ii. Foreign Currencies		
	- Connected Parties	0	0
	- Others Parties	11,008	7,040
12.	Allowance for losses on Commitments and Contigencies	1,702	1,824
13.	Leasing Liabilities	0	0
14.	Deferred Expenses	29,889	26,497
15.	Income Tax Assessment	0	0
16.	Deferred Tax Liabilities	0	0
17.	Other Liabilities	180,309	138,850
18.	Subordinated Loans		
	a. Connected Parties	0	0
	b. Others Parties	0	0
19.	Loan Capital		
	a. Connected Parties	0	0
	b. Others Parties	0	0
20.	Minority Interest	0	0
21.	Equity		
	a. Paid Up Capital	620,412	485,000
	b. Agio (disagio)	167,767	23,567
	c. Donated Capital	0	0
	d. Translation Adjustment in Financial Statements	0	0
	e. Increment from Revaluation of Fixed Assets	103,280	0
	f. Unrealized Gains/Losses of Securities	322	0
	g. Other Comprehensive Incomes	0	0
	h. Difference in value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	197,232	268,149
	TOTAL LIABILITIES AND EQUITY	**11,894,656**	**11,931,819**

notes :

1. *This financial statement was not audited by public Accountant*
2. *This financial statement was prepared in accordance with Bank of Indonesia Regulations as well as Capital Market Supervisory Agency Regulations*
3. *Exchange rate as of June 30, 2002 USD1 = Rp8,740.- and June 30, 2001 USD1 = Rp11,440.-*

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
For Period Ended June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No	ACCOUNT	June 30, 2002	June 30, 2001
	OPERATING REVENUE AND EXPENSE		
1.	Interest Revenue		
	1.1. Interest Earned		
	a. Rupiahs	823,727	697,286
	b. Foreign Currencies	18,404	48,513
	1.2. Provisions and Commissions		
	a. Rupiahs	14,826	10,748
	b. Foreign Currencies	246	210
	Total Interest Revenue	**857,203**	**756,757**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	530,999	454,497
	b. Foreign Currencies	13,129	33,311
	2.2. Provisions & Commissions	0	0
	Total Interest Expense	**544,128**	**487,808**
	Net Interest Income	**313,075**	**268,949**
3.	Other Operating Revenue		
	3.1. Revenue On Provisions Commissions and Fees	9,461	9,647
	3.2. Revenue On Foreign Exchange	7,571	9,536
	3.3. Gain On Investment in Securities	51,798	23,781
	3.4. Others	21,577	19,146
	Total Other Operating Revenue	**90,407**	**62,110**
4.	Net Charge of Losses On Earnings Assets	(4,628)	45,800
5.	Estimated Losses on Commitments and Contingencies	0	0
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	102,886	79,781
	6.2. Personnel Expenses	116,255	103,769
	6.3. Losses on Invesment in Securities	91	0
	6.4. Losses on Foreign Exchange Transactions	1,255	11,300
	6.5. Others Expenses	7,743	4,933
	Total Other Operating Expenses	**228,230**	**199,783**
	Net Operating Revenue/Expenses	**179,880**	**85,476**
	Non Operating Revenue and Expense		
7.	Non Operating Revenue	5,162	19,613
8.	Non Operating Expense	1,115	872
	Net Non Operating Revenue/Exepense	**4,047**	**18,741**
9.	Extraordinary Gain/Loss	0	0
10.	**Profit/Loss before Income Tax**	**183,927**	**104,217**
11.	Estimation on Income Tax Assessment -/-	0	0
12.	**Profit/Loss For Current Year (Reporting Year)**	**183,927**	**104,217**
13.	Minority Interest -/-	0	0
14.	Retained Earnings Carried Forward	13,305	194,972
15.	Dividend -/-	0	(31,040)
16.	Others	0	0
17.	**Retained Earnings at End of Period**	**197,232**	**268,149**
18.	**Earnings (Net Income) per Share**	**177**	**107**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

No.	ACCOUNT	June 30, 2002	June 30, 2001
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Others	0	0
	Total Commitments Claims/Receivable	**0**	**0**
	Commitments Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,517,587	1,250,959
	b. Foreign Currencies	0	0
2.	Outstanding Irrevocable Trade L/C	63,656	55,521
3.	Others	0	0
	Total Commitments Liabilities	**1,581,243**	**1,306,480**
	Total Net Commitments	**(1,581,243)**	**(1,306,480)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received		
	a. Rupiahs	0	0
	b. Foreign Currencies	0	0
2.	Interest on non-performing loans		
	a. Rupiahs	1,341	513
	b. Foreign Currencies	0	0
3.	Others	0	0
	Total Contingent Claims	**1,341**	**513**
	Contingent Liabilities		
1.	Guarantees issued		
	a. Bank Guarantees		
	- Rupiahs	97,823	77,988
	- Foreign Currencies	4,613	4,616
	b. Others	475	5
2.	Outstanding Revocable Trade L/C	0	0
3.	Others	3,983	11,121
	Total Contingent Liabilities	**106,894**	**93,730**
	TOTAL NET CONTINGENCIES	**(105,553)**	**(93,217)**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002
(Unaudited)

(In millions Rupiah)

		Market Value Of Contracts		Derivative Claim & Liabilities		Contract Value With Netting Agreement
		Hedging	Others	Claim	Liabilities	
A.	**Exchange Rata Related**					
1	Spot	65,113	0	0	0	0
2	Forward	18,796	0	120	14	0
3	Option					
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	
4	Future	0	0	0	0	0
5	Swap	78,439	0	431	891	0
6	Other	0	0	0	0	0
B.	**Interest Rate Related**					
1	Forward	0	0	0	0	0
2	Option					
	a. Purchased	0	0	0	0	0
	b. Written	0	0	0	0	0
3	Future	0	0	0	0	0
4	Swap	0	0	0	0	0
5	Other	0	0	0	0	0
C.	**Other**	0	0	0	0	0
	TOTAL			**551**	**905**	

EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001

(In millions Rupiah)

Accounts	June 30, 2002						June 30, 2001					
	C	SM	S	D	L	Total	C	SM	S	D	L	Total
onnected (Related) Parties												
iterbank Placements	0	0	0	0	0	0	0	0	0	0	0	0
ecurities	0	0	0	0	0	0	0	0	0	0	0	0
oans to Third Parties												
Small Scale Business Credit (KUK)	845	0	0	0	0	845	1,909	0	0	0	0	1,909
Property Loans												
i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
ii. Unrestructured	3,348	0	0	0	0	3,348	1,513	0	0	0	0	1,513
Other Restructured Loans	0	1,070	0	0	0	1,070	0	0	0	0	0	0
Others	35,210	0	0	0	0	35,210	11,453	0	0	0	0	11,453
quity Participation to Third Parties												
In Non Bank financial Institution	0	0	0	0	0	0	0	0	0	0	0	0
For Debt Restructuring Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
ther Claims to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
ommitments and Contingencies to Third Parties	0	0	0	0	0	0	0	0	0	0	0	0
on - Connected Parties												
iterbank Placements	1,766,087	0	0	0		1,766,087	2,290,893	0	0	0	0	2,290,893
ecurities to Bank Indonesia and Third Parties	5,771,663	0	0	0	0	5,771,663	6,490,612	0	0	0	0	6,490,612
oans to Third Parties												
Small Scale Business Credit (KUK)	830,440	13,653	4,154	1,229	2,164	851,640	674,432	7,337	1,681	300	818	684,568
Property Loans												
i. Restructured	0	0	0	0	0	0	0	0	0	0	0	0
ii. Unrestructured	138,627	1,765	1,647	264	6,310	148,613	70,948	666	2,110	26	6,495	80,245
Other Restructured Loans	0	0	13,293	1,183	2,004	16,480	3,790	27,909	1,335	0	0	33,034
Others	2,147,710	37,982	8,586	92	35,022	2,229,392	1,389,805	38,447	3,450	1,546	37,150	1,470,398
quity Participation to Third Parties												
In Non Bank financial Institution	7,889	0	0	0	0	7,889	7,889	0	0	0	0	7,889
For Debt Restruturing Purpose (From Loan Restructuring)	0	0	0	0	0	0	0	0	0	0	0	0
ther Claims to Third Parties	14,356	0	0	0	0	14,356	14,576	0	0	0	0	14,576
ommitments and Contingencies to Third Parties	166,567	0	0	0	0	166,567	137,373	320	0	0	435	138,128
OTAL	**10,882,742**	**54,470**	**27,680**	**2,768**	**45,500**	**11,013,160**	**11,095,193**	**74,679**	**8,576**	**1,872**	**44,898**	**11,225,218**
ompulsory Allowance for Earning Asset Losses	57,296	2,785	2,226	291	41,538	104,136	47,697	3,734	235	214	29,311	81,191
stablished Allowance for Earning Asset Losses	57,296	2,785	2,226	291	41,538	104,136	78,382	3,734	235	214	29,311	111,876
alue of Bank's Assets Pledged as Collateral												
To Bank Indonesia						0						0
To Other Parties						0						0
rcentage of Small Scale Business Credit to Total Credit						25,94%						30,07%
rcentage of Small Scale Business Credit to Total Debtor						52,73%						64,52%

CAPITAL ADEQUACY RATIO
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
(Unaudited)

(In millions Rupiah)

ACCOUNTS	June 30, 2002	June 30, 2001
I. COMPONENTS		
A. Core Capital		
1. Paid Up Capital	620,412	485,000
2. Disclosed Reserves		
a. Agio	167,767	23,567
b. Disagio (-/-)	0	0
c. Donated Capital	0	0
d. General and Appropriated Reserves	13,000	10,000
e. Previous Years Profit After Tax	(4,486)	153,932
f. Previous Years Losses -/-	0	0
g. Current Year Profit After Tax (50%)	64,383	36,485
h. Current Year Losses -/-	0	0
i. Translation Adjusment of Overseas Branch Offices Financial Statement		
1) Positive Adjustment	0	0
2) Negative Adjustment (-/-)	0	0
j. Funds for paid Up Capital	0	0
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	0	0
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	322	0
3. Goodwill (-/-)	0	0
B. Supplementary Capital (max 100% of core capital)		
1. Reserves of Fixed Assets Revaluation	103,280	0
2. General Reserve of Allowance for Earning Assets Losses (Max. 1.25% of Risk Weighted Assets)	57,286	45,493
3. Loan Capital	0	0
4. Subordinated Loan (max. 50 % of Core Capital)	0	0
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	0	0
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B)	**1,015,744**	**748,257**
III. EQUITY PARTICIPATION -/-	**7,889**	**0**
IV. TOTAL CAPITAL (II-III)	**1,007,855**	**748,257**
V. RISK - WEIGHTED ASSETS	**4,678,857**	**3,639,428**
VI. ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	**21.54%**	**20.56%**
VII. REQUIRED CAPITAL ADEQUACY RATIO	**8.00%**	**8.00%**

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001

No.	Ratio (%)	June 30, 2002	June 30, 2001
I.	**Capital**		
	1. CAR	21.54%	20.56%
	2. Fixed Assets to Capitals	43.73%	33.93%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.69%	0.49%
	2. NPL	2.31%	2.40%
	3. Allowance for Earning Assets Losses to Earning Assets	0.95%	1.00%
	4. Compliance of allowance for Earning Asets Losses	100.05%	137.79%
III.	**Rentability**		
	1. ROA	3.01%	1.78%
	2. ROE	41.11%	28.05%
	3. NIM	5.53%	4.92%
	4. Operating Expenses to Operating Revenues	81.02%	89.56%
IV.	**Liquidity**		
	LDR	31.69%	22.06%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5,07%	5,06%
	3. Net Open Positions	4,45%	5,36%

PT BANK BUANA INDONESIA Tbk.
per June 30, 2002 and 2001
Management and Owners

MANAGEMENT

Board of Commissioner:

- President Commissioner	:	R. Rachmad
- Commissioner	:	Lukito Winarto
- Commissioner	:	Wimpie Wirja Surja

Board of Directors:

- President Director	:	Jimmy Kurniawan Laihad
- Director	:	Kamaruddin
- Director	:	Aris Janasutanta Sutirto
- Director	:	Eddy Muljanto
- Director	:	Pardi Kendy
- Director	:	Safrullah Hadi Saleh

OWNERS

- PT Sari Dasa Karsa	:	73.83%
- PT Makindo Tbk.	:	6.85%
- Others	:	6.17%
- Public	:	13.15%
Total	:	100.00%

Jakarta, August 15, 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Director

ARIS JANASUTANTA SUTIRTO
Director

PT BANK BUANA INDONESIA Tbk.®



JL. GAJAH MADA No. 1A JAKARTA 10130 TELP : (021) 6330585, 63865927 (HUNTING) FAX : (021) 6324467, 6322373
HOMEPAGE: www.bankbuana.com E-mail: corsec@bankbuanaina.co.id

PT Bank Buana Indonesia Tbk.
NERACA
Per 30 Juni 2002 dan 2001

(dalam Jutaan Rupia[illegible])

No.	POS-POS	30 Juni 2002	30 Juni 200[illegible]
	AKTIVA		
1.	Kas	107,534	85,98[illegible]
2.	Penempatan pada Bank Indonesia		
	a. Giro Bank Indonesia	501,962	508,65[illegible]
	b. Sertifikat Bank Indonesia	5,151,891	6,325,45[illegible]
	c. Lainnya	-	
3.	Giro pada bank lain		
	a. Rupiah	3,025	4,49[illegible]
	b. Valuta asing	84,611	122,90[illegible]
4.	Penempatan pada bank lain		
	a. Rupiah	109,144	40,00[illegible]
	b. Valuta asing	589,950	926,64[illegible]
	PPAP - Penempatan pada bank lain -/-	(17,657)	(20,48[illegible]
5.	Surat berharga yang dimiliki		
	a. Rupiah		
	i. Diperdagangkan	9,800	102,535
	ii. Tersedia untuk dijual	18,784	17,600
	iii. Dimiliki hingga jatuh tempo	5,713	499,740
	b. Valuta asing		
	i. Diperdagangkan	-	-
	ii. Tersedia untuk dijual	27,394	37,537
	iii. Dimiliki hingga jatuh tempo	562,058	461,207
	PPAP - Surat berharga yang dimiliki -/-	(1,197)	(1,651
6.	Obligasi Pemerintah		
	a. Diperdagangkan	473,361	-
	b. Tersedia untuk dijual	-	-
	c. Dimiliki hingga jatuh tempo	-	-
7.	Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)*		
	a. Rupiah	500,000	-
	b. Valuta asing	-	-
	PPAP - Surat berharga yang dibeli dengan janji dijual kembali *(reverse repo)* -/-	(5,000)	-
8.	Tagihan derivatif	551	242,953
	PPAP - Tagihan derivatif -/-	(6)	(2,430
9	Kredit yang diberikan		
	a. Rupiah		
	i. Pihak terkait dengan bank	40,473	14,875
	ii. Pihak lain	3,181,810	2,132,092
	b. Valuta asing		
	i. Pihak terkait dengan bank	-	-
	ii. Pihak lain	65,903	137,890
	PPAP - Kredit yang diberikan -/-	(78,339)	(85,278)
10.	Tagihan akseptasi	14,236	13,272
	PPAP - Tagihan akseptasi -/-	(149)	(133)
11.	Penyertaan	7,889	7,889
	PPAP - Penyertaan -/-	(79)	(79)
12.	Pendapatan yang masih akan diterima	37,823	25,332
13.	Biaya dibayar dimuka	17,551	10,295
14	Uang muka pajak	63,180	27,054
15.	Aktiva pajak tangguhan	4,792	-
16.	Aktiva tetap	440,761	253,883
	Akumulasi penyusutan aktiva tetap -/-	(118,574)	(92,528)
17.	Aktiva sewa guna usaha	-	-
	Akumulasi penyusutan aktiva sewa guna usaha -/-	-	-
18.	Agunan yang diambil alih	20,134	42,287
19.	Aktiva lain - lain	75,327	93,816
	TOTAL AKTIVA	**11,894,656**	**11,931,819**
	PASIVA		
1.	Giro		
	a. Rupiah	1,769,939	1,695,275
	b. Valuta asing	976,294	1,137,248
2	Kewajiban segera lainnya	74,225	104,301
3	Tabungan	3,514,737	3,806,488
4	Simpanan berjangka		
	a. Rupiah		
	i. Pihak terkait dengan bank	62,840	60,054
	ii. Pihak lain	3,704,751	3,205,243
	b. Valuta asing		
	i. Pihak terkait dengan bank	34,917	19,845
	ii. Pihak lain	307,623	424,470
5	Sertifikat deposito		
	a. Rupiah	19	20
	b. Valuta asing	-	-
6.	Simpanan dari bank lain	77,740	220,868
7	Surat berharga yang dijual dengan janji dibeli kembali *(repo)*	-	-
8.	Kewajiban derivatif	905	242,954
9.	Kewajiban akseptasi	14,236	13,272
10.	Surat berharga yang diterbitkan		
	a. Rupiah	-	-
	b. Valuta asing	-	-
11.	Pinjaman yang diterima		
	a. Fasilitas pendanaan jangka pendek Bank Indonesia	-	-
	b. Lainnya		
	i. Rupiah		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	50,729	57,064
	ii. Valuta asing		
	- Pihak terkait dengan bank	-	-
	- Pihak lain	11,008	7,040
12.	Estimasi kerugian komitmen & kontinjensi	1,702	1,824
13	Kewajiban sewa guna usaha	-	-
14	Beban yang masih harus dibayar	29,889	26,497
15.	Taksiran pajak penghasilan	-	-
16.	Kewajiban pajak tangguhan	-	-
17	Kewajiban lain - lain	180,309	138,850
18	Pinjaman subordinasi		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
19	Modal pinjaman		
	a. Pihak terkait dengan bank	-	-
	b. Pihak lain	-	-
20.	Hak minoritas	-	-
21.	Ekuitas		
	a. Modal disetor	620,412	485,000
	b. Agio (Disagio)	167,767	23,567
	c. Modal sumbangan	-	-
	d. Selisih penjabaran laporan keuangan	-	-
	e. Selisih penilaian kembali aktiva tetap	103,280	-
	f. Laba (rugi) yang belum direalisasi dari surat berharga	322	-
	g. Pendapatan komprehensif lainnya	-	-
	h. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	i. Saldo laba (rugi)	197,232	268,149
	TOTAL PASIVA	**11,894,656**	**11,931,819**

PT Bank Buana Indonesia Tbk.
PERHITUNGAN LABA RUGI DAN SALDO LABA
Periode 1 Januari s/d 30 Juni 2002 dan 2001

(dalam Jutaan Rupiah)

No.	POS-POS	30 Juni 2002	30 Juni 2001
	PENDAPATAN DAN BEBAN OPERASIONAL		
1	Pendapatan Bunga		
	1.1 Hasil bunga		
	a. Rupiah	823,727	697,286
	b. Valuta asing	18,404	48,513
	1.2. Provisi dan komisi		
	a. Rupiah	14,826	10,748
	b. Valuta asing	246	210
	Jumlah Pendapatan Bunga	**857,203**	**756,757**
2.	Beban Bunga		
	2.1. Beban bunga		
	a. Rupiah	530,999	454,497
	b. Valuta asing	13,129	33,311
	2.2. Komisi dan provisi	-	-
	Jumlah Beban Bunga	**544,128**	**487,808**
	Pendapatan Bunga Bersih	**313,075**	**268,949**
3.	Pendapatan Operasional Lainnya		
	3.1. Pendapatan provisi, komisi, fee	9,461	9,647
	3.2. Pendapatan transaksi valuta asing	7,571	9,536
	3.3. Pendapatan kenaikan nilai surat berharga	51,798	23,781
	3.4. Pendapatan lainnya	21,577	19,146
	Jumlah Pendapatan Operasional Lainnya	**90,407**	**62,110**
4.	Beban (Pendapatan) Penghapusan Aktiva Produktif	(4,628)	45,800
5.	Beban Estimasi Kerugian Komitmen & Kontinjensi	-	-
6.	Beban Operasional Lainnya		
	6.1. Beban administrasi & umum	102,886	79,781
	6.2. Beban personalia	116,255	103,769
	6.3. Beban penurunan nilai surat berharga	91	-
	6.4. Beban transaksi valas	1,255	11,300
	6.5. Beban lainnya	7,743	4,933
	Jumlah Beban Operasional Lainnya	**228,230**	**199,783**
	LABA (RUGI) OPERASIONAL	**179,880**	**85,476**
	PENDAPATAN DAN BEBAN NON OPERASIONAL		
7	Pendapatan Non Operasional	5,162	19,613
8.	Beban Non Operasional	1,115	872
	Jumlah Pendapatan (Beban) Non Operasional	**4,047**	**18,741**
9.	Pendapatan/Beban Luar Biasa	-	-
10.	**LABA/RUGI SEBELUM PAJAK PENGHASILAN**	**183,927**	**104,217**
11.	Taksiran Pajak Penghasilan -/-	-	-
12.	**LABA/RUGI TAHUN BERJALAN**	**183,927**	**104,217**
13.	Hak Minoritas -/-	-	-
14.	Saldo Laba (Rugi) Awal Tahun	13,305	194,972
15.	Dividen	-	(31,040
16.	Lainnya		
17	**SALDO LABA (RUGI) AKHIR PERIODE**	**197,232**	**268,149**
18.	**LABA BERSIH PER SAHAM (dalam Rupiah penuh)**	**177**	**107**

3

PT Bank Buana Indonesia Tbk.
KOMITMEN DAN KONTINJENSI
Per 30 Juni 2002 dan 2001

(dalam Jutaan Rupiah)

No.	POS-POS	30 Juni 2002	30 Juni 2001
	KOMITMEN		
	Tagihan Komitmen		
1.	Fasilitas pinjaman yang diterima dan belum digunakan		
	a. Rupiah	-	-
	b. Valuta asing	-	-
2	Lainnya	-	-
	Jumlah Tagihan Komitmen	-	-
	Kewajiban Komitmen		
1.	Fasilitas kredit kepada nasabah yang belum ditarik		
	a. Rupiah	1,517,587	1,250,959
	b. Valuta asing	-	-
2.	Irrevocable L/C yang masih berjalan dalam rangka impor dan ekspor	63,656	55,521
3.	Lainnya	-	-
	Jumlah Kewajiban Komitmen	1,581,243	1,306,480
	JUMLAH KOMITMEN BERSIH	(1,581,243)	(1,306,480)
	KONTINJENSI		
	Tagihan Kontinjensi		
1.	Garansi yang diterima		
	a. Rupiah	-	-
	b. Valuta asing	-	-
2.	Pendapatan bunga dalam penyelesaian		
	a. Rupiah	1,341	513
	b. Valuta asing	-	-
3.	Lainnya	-	-
	Jumlah Tagihan Kontinjensi	1,341	513
	Kewajiban Kontinjensi		
1.	Garansi yang diberikan		
	a. Bank garansi		
	- Rupiah	97,823	77,988
	- Valuta asing	4,613	4,616
	b. Lainnya	475	5
2.	Revocable L/C yang masih berjalan dalam rangka impor dan ekspor	-	-
3.	Lainnya	3,983	11,121
	Jumlah Kewajiban Kontinjensi	106,894	93,730
	JUMLAH KONTINJENSI BERSIH	(105,553)	(93,217)

4

PT Bank Buana Indonesia Tbk.
KUALITAS AKTIVA PRODUKTIF DAN INFORMASI LAINNYA
Per 30 Juni 2002 dan 2001

(dalam Jutaan Rupiah)

No.	POS-POS	30 Juni 2002 L	DPK	KL	D	M	JUMLAH	30 Juni 2001 L	DPK	KL	D	M	JUMLAH
A.	**Pihak Terkait**												
1	Penempatan pada bank lain	-	-	-	-	-	-	-	-	-	-	-	-
2	Surat - surat berharga kepada pihak ketiga dan Bank Indonesia	-	-	-	-	-	-	-	-	-	-	-	-
3.	Kredit kepada pihak ketiga												
	a. K.U.K	845	-	-	-	-	845	1,909	-	-	-	-	1,909
	b. Kredit properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	3,348	-	-	-	-	3,348	1,513	-	-	-	-	1,513
	c. Kredit lain yang direstrukturisasi	-	1,070	-	-	-	1,070	-	-	-	-	-	-
	d. Lainnya	35,210	-	-	-	-	35,210	11,453	-	-	-	-	11,453
4	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	-	-	-	-	-	-	-	-	-	-	-	-
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5.	Tagihan lain kepada pihak ketiga	-	-	-	-	-	-	-	-	-	-	-	-
6	Komitmen dan kontinjensi kepada pihak ketiga	-	-	-	-	-	-	-	-	-	-	-	-
B.	**Pihak Tidak Terkait**												
1.	Penempatan pada bank lain	1,766,087	-	-	-	-	1,766,087	2,290,893	-	-	-	-	2,290,893
2.	Surat - surat berharga kepada pihak ketiga dan Bank Indonesia	5,771,663	-	-	-	-	5,771,663	6,490,612	-	-	-	-	6,490,612
3	Kredit kepada pihak ketiga												
	a. K.U.K	830,440	13,653	4,154	1,229	2,164	851,640	674,432	7,337	1,681	300	818	684,568
	b. Kredit properti												
	i. Direstrukturisasi	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Tidak direstrukturisasi	138,627	1,765	1,647	264	6,310	148,613	70,948	666	2,110	26	6,495	80,245
	c. Kredit lain yang direstrukturisasi	-	-	13,293	1,183	2,004	16,480	3,790	27,909	1,335		-	33,034
	d. Lainnya	2,147,710	37,982	8,586	92	35,022	2,229,392	1,389,805	38,447	3,450	1,546	37,150	1,470,398
4	Penyertaan pada pihak ketiga												
	a. Pada perusahaan keuangan non-bank	7,889	-	-	-	-	7,889	7,889	-	-	-	-	7,889
	b. Dalam rangka restrukturisasi kredit	-	-	-	-	-	-	-	-	-	-	-	-
5	Tagihan lain kepada pihak ketiga	14,356	-	-	-	-	14,356	14,576	-	-	-	-	14,576
6	Komitmen dan kontinjensi kepada pihak ketiga	166,567	-	-	-	-	166,567	137,373	320	-	-	435	138,128
	JUMLAH	10,882,742	54,470	27,680	2,768	45,500	11,013,160	11,095,193	74,679	8,576	1,872	44,898	11,225,218
7	PPAP yang wajib dibentuk	57,296	2,785	2,226	291	41,538	104,136	47,697	3,734	235	214	29,311	81,191
8	PPAP yang telah dibentuk	57,296	2,785	2,226	291	41,538	104,136	78,382	3,734	235	214	29,311	111,876
9	Total asset bank yang dijaminkan												
	a. Pada Bank Indonesia						-						-
	b. Pada pihak lain						-						-
10	Persentase KUK terhadap total kredit						25.94%						30.07%
11	Persentase jumlah debitur KUK terhadap total debitur						52.73%						64.52%

Catatan :

1. Informasi keuangan diatas berasal dari Laporan Keuangan tahun 2002 dan 2001 yang tidak diaudit.
2. Penyajian Laporan Keuangan ini disusun sesuai dengan Peraturan Bank Indonesia No.3/22/PBI/2001 tanggal 13 Desember 2001 tentang Transparansi Kondisi Keuangan Bank dan Surat Edaran Bank Indonesia No.3/30/DPNP tanggal 14 Desember 2001 mengenai Laporan Keuangan Publikasi Triwulanan dan Bulanan Bank Umum serta Laporan tertentu yang disampaikan kepada Bank Indonesia serta Keputusan Badan Pengawas Pasar Modal (BAPEPAM) No KEP.06/PM/2000 tanggal 13 Maret 2000 tentang Pedoman Penyajian Laporan Keuangan.
3. Untuk tujuan perbandingan, beberapa Akun dalam Laporan Keuangan tahun 2001 telah direklasifikasi untuk disesuaikan dengan penyajian tahun 2002.
4. Kurs 30 Juni 2002 USD 1=Rp.8.740,- dan 30 Juni 2001 USD 1=Rp.11.440,-

PENGURUS BANK

Dewan Komisaris
- Komisaris Utama : R. Rachmad
- Komisaris : Lukito Winarto
- Komisaris : Wimpie Wirja Surja

Direksi
- Direktur Utama : Jimmy Kurniawan Laihad
- Direktur : Kamarudin
- Direktur : Aris Janasutanta Sutirto
- Direktur : Eddy Muljanto
- Direktur : Pardi Kendy
- Direktur : Safrullah Hadi Saleh

PEMILIK BANK

PT Sari Dasa Karsa	:	73.83%
PT Makindo Tbk.	:	6.85%
Lain-lain	:	6.17%
Publik	:	13.15%
TOTAL	:	**100.00%**

5

PT Bank Buana Indonesia Tbk.
PERHITUNGAN KEWAJIBAN PENYEDIAAN MODAL MINIMUM
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah)

No.	KETERANGAN	30 Juni 2002	30 Juni 2001
I.	KOMPONEN MODAL		
	A. MODAL INTI		
	1 Modal Disetor	520,412	485,000
	2. Cadangan Tambahan Modal *(Disclosed Reserves)*		
	a Agio Saham	167,767	23,567
	b. Disagio (-/-)	-	-
	c. Modal Sumbangan	-	-
	d. Cadangan Umum dan Tujuan	13,000	10,000
	e. Laba tahun-tahun lalu setelah diperhitungkan pajak	(4,486)	153,932
	f Rugi tahun-tahun lalu (-/-)	-	-
	g. Laba tahun berjalan setelah diperhitungkan pajak (50%)	64,383	36,485
	h. Rugi tahun berjalan (-/-)	-	-
	i. Selisih penjabaran laporan keuangan Kantor Cabang Luar Negeri		
	1) Selisih lebih	-	-
	2) Selisih kurang (-/-)	-	-
	j. Dana Setoran Modal	-	-
	k. Penurunan nilai Penyertaan pada portofolio tersedia untuk dijual (-/-)	-	-
	l. Selisih nilai transaksi restrukturisasi entitas sepengendali	(6,220)	(6,220)
	m. Laba (rugi) belum direalisasi akibat kenaikan (penurunan) nilai wajar surat-surat berharga tersedia untuk dijual	322	-
	3. Goodwill (-/-)	-	-
	B. MODAL PELENGKAP (maks. 100 % dari Modal Inti)		
	1. Cadangan Revaluasi Aktiva Tetap	103,280	-
	2. Cadangan Umum Penyisihan Penghapusan Aktiva Produktif / PPAP (maks. 1,25 % dari ATMR)	57,286	45,493
	3. Modal Pinjaman	-	-
	4 Pinjaman Subordinasi (maks. 50 % dari Modal Inti)	-	-
	5. Peningkatan harga saham pada portofolio tersedia untuk dijual (45%)	-	-
II.	TOTAL MODAL INTI DAN MODAL PELENGKAP (A + B)	1,015,744	748,257
III.	PENYERTAAN (-/-)	7,889	-
IV.	TOTAL MODAL (II - III)	1,007,855	748,257
V.	AKTIVA TERTIMBANG MENURUT RESIKO (ATMR)	4,678,857	3,639,428
VI.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG TERSEDIA (IV : V)	21.54%	20.56%
VII.	RASIO KEWAJIBAN PENYEDIAAN MODAL MINIMUM YANG DIWAJIBKAN	8.00%	8.00%

PT Bank Buana Indonesia Tbk.
PERHITUNGAN RASIO KEUANGAN
Per 30 Juni 2002 dan 2001

No.	RASIO (%)	30 Juni 2002	30 Juni 2001
I.	Permodalan		
	1. CAR	21.54%	20.56%
	2. Aktiva tetap terhadap modal	43.73%	33.93%
II.	Aktiva Produktif		
	1 Aktiva produktif bermasalah	0.59%	0.49%
	2 NPL	2.31%	2.40%
	3 PPAP terhadap aktiva produktif	0.95%	1.00%
	4 Pemenuhan PPAP	100.05%	137.79%
III.	Rentabilitas		
	1 ROA	3.01%	1.78%
	2 ROE	41.11%	28.05%
	3. NIM	5.53%	4.92%
	4. BOPO	81.02%	89.56%
IV.	Likuiditas		
	LDR	31.69%	22.06%
V.	Kepatuhan (*Compliance*)		
	1. a. Persentase Pelanggaran BMPK		
	a 1. Pihak terkait dengan bank	0.00%	0.00%
	a 2. Pihak lainnya	0.00%	0.00%
	b. Persentase Pelampauan BMPK		
	b.1. Pihak terkait dengan bank	0.00%	0.00%
	b.2. Pihak lainnya	0.00%	0.00%
	2. GWM Rupiah	5.07%	5.06%
	3. PDN	4.45%	5.36%

PT Bank Buana Indonesia Tbk.
TRANSAKSI VALUTA ASING DAN DERIVATIF
Per 30 Juni 2002 dan 2001

(dalam jutaan Rupiah)

No.	TRANSAKSI	Nilai Pasar dari Kontrak		Tagihan dan Kewajiban Derivatif		Nilai Kontrak dengan Netting Agreement
		Hedging	Lainnya	Tagihan	Kewajiban	
A.	Terkait dengan Nilai Tukar					
	1 Spot	65,113	-	-	-	-
	2 Forward	18,796	-	120	14	-
	3 Option					
	a. Purchased	-	-	-	-	-
	b Written	-	-	-	-	-
	4 Future	-	-	-	-	-
	5 Swap	78,439	-	431	891	-
	6 Lainnya	-	-	-	-	-
B.	Terkait dengan Suku Bunga					
	1 Forward	-	-	-	-	-
	2 Option					
	a Purchased	-	-	-	-	-
	b Written	-	-	-	-	-
	3 Future	-	-	-	-	-
	4 Swap	-	-	-	-	-
	5 Lainnya	-	-	-	-	-
C.	Lainnya	-	-	-		-
	J U M L A H			551	905	

Jakarta, 15 Agustus 2002
PT BANK BUANA INDONESIA Tbk.
S.E. & O.

SAFRULLAH HADI SALEH
Direktur

ARIS JANASUTANTA SUTIRTO
Direktur

6

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 26

IMPORTANT INFORMATION ON THE RIGHTS ISSUE

SUPPLEMENTAL INFORMATION ON RIGHTS ISSUE I

BAPEPAM NEVER HAS GIVEN ANY APPROVAL OR DISAPPROVAL TO THIS STOCK, NOR HAS IT ACKNOWLEDGED THE TRUTH OR SUFFICIENCY OF THIS PROSPECTUS. ANY STATEMENT IN CONFLICT WITH THE ABOVE IS A VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk ASSUME FULL RESPONSIBILITY AS REGARDS THE ACCURACY OF ALL INFORMATION, DATA OR REPORTS AND THE SINCERITY OF OPINIONS STATED IN THIS PROSPECTUS

logo

PT. BANK BUANA INDONESIA Tbk

LINE OF BUSINESS:
Banking Services
Seated in Jakarta, Indonesia

Operating Head Office
Jl. Asemka No. 32-36
Jakarta 11110
Tel: (62 21) 692-2901, 692-2045
Fax: (62 21) 2601033
Domestic Telex : 42673, 42734
International Telex : 42042, 42602

Office of Commissioners & Board of Directors
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel: (62 21) 633-0585, 638-65927
Fax: (62 21) 6312340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

BRANCH:
31 Branches, 117 Sub-Branches and 6 Cashier Offices

LIMITED PUBLIC OFFERING I MADE TO SHAREHOLDERS IN THE FRAMEWORK OF RIGHTS ISSUE

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). Every 5 (five) shares held by a shareholder whose name is stated in the Company's Register of Shareholders as of 5th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription. The shares to be offered under this Rights Issue I, in which Rights are issued, are all new shares taken out of the Company's portfolio and will be listed on both the Jakarta Stock Exchange and the Surabaya Stock Exchange.

Rights Certificates may be traded at the Jakarta Stock Exchange and the Surabaya Stock Exchange, or may be traded off Bourse for 5 (five) business days commencing from 13th September 2002 through until 19th September 2002. The shares will be listed on the Jakarta Stock Exchange and

the Surabaya Stock Exchange on 13th September 2002. The final date for the exercise of the Rights is 20th September 2002 and therefore Rights which are not exercised after such date will be forfeited.

If not all of the shares offered under this Rights Issue I are subscribed by the relevant Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If a shareholder shall have a fraction of a Right, such fraction of Right is to be claimed by the Company and will be sold by the Company, and the proceeds from such sales are to be credited to the Company's account.

In connection with the announcement of information and notice on Rights Issue I of PT. Bank Buana Indonesia Tbk as contained in its Abridged Prospectus made public on 29th July 2002 on this newspaper, the Company hereby presents the following revisions:

TIMETABLE OF THE RIGHTS ISSUE I

Extraordinary General Meeting of Shareholders	26th August 2002
Effective Date	26th August 2002
Final Date of Rights Trading	
At Regular and Negotiation markets	30th August 2002
At Cash Market	5th September 2002
Commencement Date of Trading of Shares Without Rights	
At Regular and Negotiation markets	2nd September 2002
At Cash Market	6th September 2002

Date of the Register of Shareholders Eligible to Rights	5th September 2002
Period for Distribution of Rights Certificates, Prospectus and Form	6th-12th September 2002
Period for Splitting of Rights Certificates	12th-17th September 2002
Period for Listing at the Jakarta Stock Exchange and the Surabaya Stock Exchange	13th September 2002
Period for Trading of Rights Certificates	13th-19th September 2002
Period for Lodgment of Subscription and Payment for Rights Certificates	13th-20th September 2002
Period for Delivery of the Shares Resulted From Exercise of Rights	20th-27th September 2002
Final Date for Payment of Additional Share Subscription	23rd September 2002
Date for Allotment of Additional Share Subscription	25th September 2002
Date of Refunds of Payments for Additional Share Subscription	27th September 2002

RIGHTS ISSUE I

Not exceeding 248,164,734 (two hundred and forty-eight million one hundred and sixty-four thousand seven hundred and thirty-four) Registered Ordinary Shares, each carrying a par value of IDR 500 (five hundred Rupiah) and each is offered at the price of IDR 500 (five hundred Rupiah), and therefore the total value is IDR 124,082,367,000 (one hundred and twenty-four billion eighty-two million three hundred and sixty-seven thousand Rupiah). For every 5 (five) shares held by a shareholder whose name is registered in the Company's Register of Shareholders as of 5th September 2002 at 16:00 Western Indonesia Standard Time will give such shareholder 1 (one) Right (hereinafter referred to as "Rights") to purchase 1 (one) Registered Ordinary Share to be paid in full cash upon lodgment of the subscription.

The Company's composition of shareholders as of 30th June 2002 (prior to the Rights Issue I) according to the

Company's Register of Shareholders maintained and kept at the Securities Administration Bureau, PT. Sirca Datapro Perdana is as follows:

Shareholders	Par value of share @ IDR 100		Percentage
	Shares	IDR Amount	%
Authorized Capital	3,600,000,000	1,800,000,000	-
Subscribed and Fully Paid Up Capital:			
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85
The Public	163,200,336	81,600.17	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-

The pro forma capitalization structure and composition of the Company's shareholders before and after the Rights Issue I shall be as follows:

Item	Before Rights Issue II			After Rights Issue II		
	Total Shares	Par Value	%	Total Shares	Par Value	%
Authorized Capital	3,600,000,000	1,800,000,000	-	3,600,000,000	1,800,000,000	-
Subscribed and Fully Paid Up Capital:						
PT. Sari Dasa Karsa	916,094,919	458,047.46	73.83	1,099,313,903	549,656.95	73.83
10 Founding Shareholders	76,563,952	38,281.98	6.17	91,876,742	45,938.37	6.17
PT. Makindo Tbk	84,964,464	42,482.23	6.85	101,957,357	50,978.68	6.85
The Public	163,200,336	81,600.17	13.15	195,840,403	97,920.20	13.15
Total Subscribed and Fully Paid Up Capital	1,240,823,671	620,411.84	100.00	1,488,988,405	744,494.20	100.00
Shares in Portfolio	2,359,176,329	1,179,588.16	-	2,111,011,595	1,055,505.80	-

Holders of Rights Certificates which fail to exercise their right to purchase the new shares under this Rights Issue I are permitted to sell their right to other parties

commencing from 13th September 2002 through until 19th September 2002 through the Jakarta Stock Exchange and the Surabaya Stock Exchange or otherwise transacted off Bourse so long as it is in accordance with BAPEPAM's Regulation No. IX.D.1. Shareholders which give up their right may see their equity lower (diluted) to the maximum of 16.67% (sixteen point sixty-seven percent).

If not all of the shares offered under this Rights Issue I are subscribed by Rights Holders, any such unsubscribed shares are to be allotted to other shareholders oversubscribing their Rights on pari passu basis in accordance with the prevailing laws. If, thereafter, there are Rights which are not exercised, then the corresponding shares are to be returned back to the Company's portfolio.

Within a period of 12 (twelve) months after effective declaration of the listing of the Shares under this Rights Issue I, the Company plans to issue or list new shares or other securities which can be converted into shares, without prejudice however to resolutions from the Company's General Meeting of Shareholders and the prevailing laws and regulations.

PLANNED USES OF THE PROCEEDS OBTAINED FROM THE RIGHTS ISSUE I

The proceeds obtained from this Rights Issue I, less costs of the issue, are all to be used to reinforce the Company's capital, as follows:

1. Around 20% of the proceeds is to finance establishment of new branch offices in Sumatra or island of Bangka, North Sulawesi, Java, to relocate certain offices to other more strategic areas in Surabaya, DKI Jakarta and Bogor;
2. Around 20% of the proceeds is to finance investment on technology upgrade;
3. Around 10% of the proceeds is for improvements of quality of human resources;
4. Around 50% of the proceeds is be distributed as medium term and long term loans;

The Company shall report the realization of the uses of the proceeds from Rights Issue I on annual basis to the shareholders at the Company's General Meeting of Shareholders and file regular reports to BAPEPAM in accordance with BAPEPAM's Regulation X.K.4, Attachment of BAPEPAM's Head Decree No. Kep-81/PM/1996 dated 17th January 1996 as amended by BAPEPAM's Head Decree No. Kep-15/PM/1997 dated 30th April 1997 on Report on Realization

of the Uses of Proceeds obtained from Public Offering. The Company is to file report, on regular basis, to Bapepam regarding the uses of the proceeds from this Rights Issue I. If the Company intends to alter the uses of the proceeds as disclosed in the Prospectus, any such alteration plan shall obtain prior approval from the Company's General Meeting of Shareholders. And any such altered use of the proceeds shall first be reported to BAPEPAM, therein mentioning the reasons thereof and other consideration.

All the proceeds from the Initial Public Offering of 2000 in the amount of IDR 135.80 billion, less expenses of the issue, have all been utilized pursuant to their appropriation as reported to BAPEPAM as per Letter No. 01/DIR/384, dated 27th April 2001.

ACKNOWLEDGEMENT OF INDEBTEDNESS

Pursuant to the financial statements of PT. Bank Buana Indonesia Tbk. as of 31st May 2002 as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion, the Company has (A) Liabilities in the amount of IDR 11,102.35 billion, and (B) Commitment and Contingency Liability in the amount of IDR 1,639.86 billion as detailed below:

(in billion Rupiah)

Item		
A. Liabilities		
Current Liability		120.98
Deposits by non bank customers:		
Related Parties		
Demand Deposits	201.87	
Savings	22.38	
Deposits	86.52	
		310.77
Third Parties		
Demand Deposits	2,529.65	
Savings	3,461.47	
Deposits	3,951.79	9,942.91
Deposits by other banks:		
Related Parties		0.01
Demand Deposits		
Third Parties		
Demand Deposits	2.96	
Savings	6.46	
Deposits	4.05	
Call Money	457.00	
		470.47
Derivative Payables		1.16
Acceptance Payables		12.34
Borrowings		52.41
Accrued Expenses		87.06
Taxes Payable		46.60
Other Payables		56.04
Provision for Commitment and Contingency Loss		1.60
Total Liabilities		11,102.35
B. Commitment and Contingency Liability		
Commitments		
Unrealized spot foreign currency sold	8.68	
Loan facility given to customers, not yet used	1,469.10	
Irrevocable letters of credit outstanding	59.37	
		1,537.15

Contingency

Bank Guarantee	98.19	
Standby Letter of Credit	1.63	
Travellers' Cheques, not yet used	2.89	
		102.71
Total Commitment and Contingency Liability		**1,639.86**

FINANCIAL HIGHLIGHTS

The following tables present the Company's financial highlights for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999. The figures in these financial highlights are taken from the Company's financial statements for the five-month period ending on 31st May 2002 and from the financial statements for the fiscal years ending on 31st December 2001, 2000 and 1999, as audited by Public Accountant Office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

Balance Sheet

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Assets				
Cash	88.40	122.67	148.48	131.50
Demand Deposits at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits at other banks—Net	122.94	87.29	123.55	122.12
Placements at other banks—Net	497.59	1,039.18	870.24	912.15
Marketable securities—Net				
On trade	914.26	749.35	-	-
Made available for sales	28.49	28.88	4.84	5.03
To own through until maturity	5,845.47	5,494.91	6,456.00	6,813.46
Marketable securities purchased with Repo option—Net	478.94	1,168.43	478.56	22.35
Derivatives receivable-Net *	0.76	2.36	2.41	-
Loans—Net	3,091.16	2,621.86	1,761.45	841.37
Acceptance receivable—Net *	12.21	16.69	9.88	16.94

Participations—Net	7.81	7.81	7.81	15.24
Other receivables	36.88	35.45	23.13	11.61
Fixed assets—Net	321.40	299.59	134.73	108.49
Other assets—Net	140.70	80.75	125.06	137.78
Total Assets	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**
Liabilities and Shareholders' Equity				
Current liability	120.98	51.62	57.81	32.65
Deposits by non bank customers				
Demand Deposits	2,731.52	3,079.89	2,425.51	2,086.35
Savings	3,483.85	3,877.45	3,860.55	3,610.19
Deposits	4,038.31	3,997.12	3,301.63	3,031.74
Deposits by bank customers				
Demand Deposits	2.97	2.28	2.61	4.38
Savings	6.46	10.06	4.08	2.31
Deposits	4.05	2.13	2.00	-
Call money	457.00	-	79.00	52.00
Derivative payables *	1.16	2.66	-	0.41
Acceptance payables *	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for Commitment and Contingency losses	1.60	2.38	1.54	1.33
Total Liabilities	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**
Total Liabilities and Shareholders' Equity	**12,104.42**	**12,274.10**	**10,620.37**	**9,561.28**

*) *Prepared in accordance with PSAK 31 (Revision 2000) which requires itemization of payables and receivables from derivatives and from acceptance in the Balance Sheet.*

Income Statement

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Income Statement				
Interest income	739.09	1,669.58	1,180.19	1,775.13
Interest expenses	(458.17)	(1,001.41)	(774.70)	(1,208.74)
Interest income—Net	280.92	668.17	405.49	566.39
Other operating expenses—Net	(133.84)	(274.70)	(280.10)	(383.65)
Operating profit prior to provisions for loans write off and others	147.08	393.47	125.39	182.74
Recovery (expense) of provision for loans write off and others	5.86	(36.83)	32.22	215.27
Operating profit—Net	152.94	356.64	157.61	398.01
Non operating income (expenses)	1.02	3.11	3.63	(3.15)
Pre-tax profit	153.96	359.75	161.24	394.86
Tax expenses	(50.37)	(99.85)	(59.72)	(115.81)
Net profit of current year	103.59	259.90	101.52	279.05
Net profit per share (full IDR value) *	83	209*	98*	389*

*) *After calculating the weighted average of the outstanding shares in connection with the distribution of bonus shares and dividends in 2002*

Financial Ratios

(in percentage)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Financial Ratios				
Total Liabilities to Total Assets	91.72	91.62	93.44	94.23
Total Liabilities to Total Equity	1,107.94	1,093.00	1,425.32	1,634.25
Total Lending to Total Assets	26.17	21.98	17.04	9.51
Total Productive Assets to Total Assets	91.70	91.88	91.74	91.87
Total Third Party Deposits to Total Assets	84.71	89.25	90.28	91.29
Operating Ratios				
Net Interest Income to average Total Assets	2.30	5.84	4.02	6.89
Net Interest Income to average Total Equity	27.66	77.46	65.00	135.27
Net Interest Income to average Total Productive Assets	2.51	6.35	4.37	7.33
Net Other Operating Expenses to average Total Assets	(1.05)	(2.72)	(2.46)	(2.05)
Net Other Operating Expenses to average Total Equity	(12.60)	(36.12)	(39.74)	(40.21)
Net Other Operating Expenses to average Total Productive Assets—Net	(1.15)	(2.98)	(2.69)	(2.23)
Return on Assets	1.26	3.14	1.60	4.80
Return on Equity	12.61	36.07	19.20	79.97
Net Profit to averaged Total Productive Assets—Net	0.93	2.48	1.10	3.70
Net Operating Income (Expenses) to Interest Income	20.69	21.36	13.35	22.42
Pretax Profit to Interest Income	20.83	21.55	13.66	22.24
Net Profit to Interest Income	14.02	15.57	8.60	15.72
Loans to Net Productive Assets	28.10	23.37	18.13	9.62

(in %)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	2000 (1 year)	1999 (1 year)
Loans to Deposits Received (LDR)	28.40	22.83	17.58	9.87
Provisions for Loans Write Off to Loans	(2.43)	(2.80)	(2.69)	(7.46)
Total Non Performing Loans to Total Loans	2.39	2.80	3.85	13.26
Capital Adequacy Ratio (CAR)	22.23	23.71	20.65	24.41
Growth Ratios				
Interest Income—Net	**	64.78	(28.41)	(27.91)
Net Operating Income (Expenses)	**	126.28	(60.40)	145.43
Net Profit	**	156.01	(63.62)	187.89
Total Assets	**	15.57	11.08	38.88
Total Liabilities	**	13.31	10.15	36.55
Total Equity	**	47.76	26.29	92.69

**) *Non comparable because the figures only represent the 5 month period*

ANALYSIS AND REVIEWS BY MANAGEMENT

1. GENERAL

The Company constitutes one of "A" category banks in Indonesia according to the letter from Bank Indonesia No. 31/60/UpwBI/AdwBI/Rahasia dated 26th October 1998. As such, the Company has succeeded in obtaining the trusts of customers, including those new customers defecting from other banks for more sound bank, so that in 1998 the Company's assets soared 123% compared to the figure in 1997.

With more effective and efficient strategy and management, the Company is able to acquire more sound liquidity and lending structure such that when other banks felt the pinch of the crisis, the Company managed to survive and even grew well. This success has been made possible through application of suitable strategy in which ever since its establishment, the Company has always focused its lending activities towards small and medium enterprises. With prudent lending practice consistently applied, the Company has become one of the best banks in the country's banking industry in terms of quality of its loan portfolio and capital capacity. Successes in the strategy and corporate management are evident in the Company's ability in making profits and maintaining its

Productive Assets Quality and ability in increasing its lending.

The Company also adheres to corporate culture which relies on the principles of transparency, integrity and application of sound banking standards. Evidence of such adherence to corporate culture is that the entire management and employees of the Company are consistent in their actual practice of prudent banking principles, and good corporate governance. In relation to its capacity as a publicly-listed company, the Company has brought in benefits and strong influence to its stakeholders in the forms of optimum returns to its shareholders, adequate welfare to all its employees and its success in helping develop economic capacity of the people and the state.

As manifestation of these success and trusts of the people, only recently, the Company was named the Best Bank among those banks with assets ranging between IDR 10 trillion to IDR 50 trillion, by 'Investor' magazine (Issue No. 57, Year #IV, 26th June - 9th July 2002) and the predicate 'Very Sound' awarded by 'Infobank' magazine, for the past 3 years.

2. FINANCIAL ANALYSIS

The following discussions are to be read in conjunction with the Company's Financial Statements for the five-month

period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001 and 2000, as audited by public accountant office "Siddharta, Siddharta & Harsono", with Unqualified Opinion.

2.1. Interest Income and Expenses

The following table represents the figures for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah, except for percentage)

	31st May 2002 (5 Months)		31st May 2002 (5 Months)		31st May 2002 (5 Months)		31st May 2002 (5 Months)	
	Amount	%	Amount	%	Amount	%	Amount	%
Interest Income								
Loans	208.53	28.21	372.03	22.28	199.91	16.94	205.43	11.57
Marketable securities:								
SBI (Bank Indonesia Certificates)	404.36	54.71	1,036.23	62.07	857.21	72.63	1,463.99	82.47
Other Marketable Securities	97.33	13.17	166.49	9.97	43.53	3.69	13.76	0.78
		501.69		1,202.72		900.74		1,477.75
Placements at other banks	11.75	1.59	57.22	3.43	49.50	4.19	70.97	4.00
Demand Deposits at other banks	0.22	0.03	2.39	0.14	2.24	0.19	1.30	0.07
Commissions	16.90	2.29	35.22	2.11	27.80	2.36	19.68	1.11
Total	**739.09**	**100.00**	**1,669.58**	**100.00**	**1,180.19**	**100.00**	**1,775.13**	**100.00**
Interest Expenses								
Demand Deposits	54.79	11.96	141.43	14.12	121.32	15.66	149.38	12.36
Savings	166.07	36.25	391.47	39.09	334.00	43.11	465.63	38.52
Time Deposits	225.58	49.23	448.35	44.77	301.72	38.95	568.32	47.02
Call Money	7.65	1.67	11.55	1.15	9.22	1.19	7.08	0.58
Borrowings	3.85	0.84	8.06	0.81	8.18	1.06	15.42	1.28
Others	0.23	0.05	0.55	0.06	0.26	0.03	2.91	0.24
Total	**458.17**	**100.00**	**1,001.41**	**100.00**	**774.70**	**100.00**	**1,208.74**	**100.00**
Net Interest Income	**280.92**		**668.17**		**405.49**		**566.39**	

2.1.1. Interest Income

For the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and

1999, the Company managed to record interest income in the amounts of respectively IDR 739.09 billion, IDR 1,669.58 billion, IDR 1,180.19 billion and IDR 1,775.13 billion. Interest income largely came from Bank Indonesia Certificates, which contribute to the amount of interest income respectively 54.71%, 62.07%, 72.63% and 82.47%.

As for the five-month period ending on 31st May 2002 with total interest income of IDR 739.09 billion, contribution from Bank Indonesia Certificate interest is at IDR 404.36 billion, compared to IDR 208.53 billion from loan interests and IDR 97.33 billion from marketable securities interest, respectively contributing 54.71%, 28.21% and 13.17% to the total interest income.

Interest income in 2001 is at IDR 1,669.58 billion, an increase of IDR 489.39 billion or 41.47% compared to the figure in 2000 which is at IDR 1,180.19 billion. This increase of interest income is largely caused by higher interest income received from lending made by the Company which is at IDR 172.12 billion, while Bank Indonesia Certificate interest contributes IDR 179.02 billion, and other marketable securities interest contributes IDR 122.96 billion, and commissions contribute IDR 7.42 billion.

Interest income in 2000 is at IDR 1,180.19 billion, a decrease of IDR 594.94 billion or 33.52% compared to the 1999's recorded figure of IDR 1,775.13 billion. This lower interest income is caused by the plunge of interest income from lending which is at IDR 5.52 billion and income from Bank Indonesia Certificate interest at IDR 606.78 billion, although there is an increase of income from marketable securities interest in the amount of IDR 29.77 billion.

Income from loan interest in 2001 stays at IDR 372.03 billion, which is an increase of IDR 172.12 billion or 86.10% compared to the 2000's recorded figure of IDR 199.91 billion. This increase in loan interest income is caused by, among others, increase of lending made by the Company from IDR 1,810.05 billion as of the closing of 2000 to become IDR 2,697.49 billion as of the closing of 2001. In 2000, income from loan interest is at IDR 199.91 billion, which is a decrease of IDR 5.52 billion or 2.69% from the 1999's figure of IDR 205.43 billion. This decrease in interest income is, among others, caused by decrease of average interest rate in the year 2000 as compared to that in 1999. Income from Bank Indonesia Certificate interest in 2001 amounting to IDR 1,036.23 billion increases by IDR 179.02 billion or 20.88% compared to the income from Bank Indonesia Certificate interest in 2000 at IDR 857,21 billion. This increase in interest income is, among others, contributed by increase in

average interest rate of Bank Indonesia Certificates in 2001 as compared to the average interest rate of Bank Indonesia Certificates in 2000. Income from Bank Indonesia Certificate interest in 2000 decreased by IDR 606.78 billion or 41.45% compared to the income from Bank Indonesia Certificate interest in 1999 at IDR 1.463.99 billion. This decrease is caused, among others, by the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Commission income during the five-month period ending on 31st May 2002 stays at IDR 16.90 billion. In 2001, commission income stays at IDR 35.22 billion, an increase of IDR 7.42 billion or 26.69% compared to the 2000's recorded figure of IDR 27.80 billion. Similarly, commission income in 2000 increased by IDR 8.12 billion or 41.26% compared to the 1999's recorded figure of IDR 19.68 billion. This increase is in line with increased lending made by the Company.

In whole, the Company's interest income during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 significantly came from non affiliated parties. From the total interest income, the one coming from affiliated parties is less than 5% of the total interest income.

2.1.2. Interest Expenses

Interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 stay at respectively IDR 458.17 billion, IDR 1,001.41 billion, IDR 774.70 billion and IDR 1,208.74 billion. Of the IDR 458.17 billion interest expenses accrued during the five-month period ending on 31st May 2002, the major contributor is Demand Deposits interest expense which is at IDR 54.79 billion, savings interest expense which is at IDR 166.07 billion, time deposits interest expense at IDR 225.58 billion, respectively contributing 11.96%, 36.25% and 49.23% of the total interest expenses.

Interest expenses in 2001 stay at IDR 1,001.41 billion, which means an increase of IDR 226.71 billion or 29.26% compared to the 2000's recorded figure of IDR 774.70 billion. This increase is caused among others by increase in third party funds raised by the Company as reflected under the item 'savings by non bank customers' from IDR 9,587.69 billion as of the closing of 2000 to IDR 10,954.45 billion as of the closing of 2001. Interest expenses in 2000 stay at IDR 774.70 billion, which is a decrease of IDR 434.04 billion or 35.90% compared to the 1999's figure of 1,208.74 billion. These lower interest expenses are in general caused by the fact that the

average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Interest expense for Demand Deposits in 2001 stay at IDR 141.43 billion, which means an increase of IDR 20.11 billion or 16.58% compared to the 2000's recorded figure of IDR 121.32 billion. This increase is caused, among others, by increased Demand Deposits from non bank customers from IDR 2,425.51 billion in 2000 to IDR 3,079.89 billion as of the closing of 2001. In 2000, interest expense from Demand Deposits decreased by IDR 28.06 billion or 18.78% compared to the 1999's recorded figure of IDR 149.38 billion.

Interest expense from savings in 2001 stay at IDR 391.47 billion, which means an increase of IDR 57.47 billion or 17.21% compared to the 2000's recorded figure of IDR 334 billion. This increase is caused, among others, by the fact that the average interest rate from savings in 2001 is higher than the average interest rate prevailing in 2000. In 2000, interest expense from savings decreased by IDR 131.63 billion of 28.27% compared to the 1999's recorded figure of IDR 465.63 billion. This decrease is caused, among others, by the fact that the average interest rate, from savings, in 2000 is lower than the average interest rate prevailing in 1999, although in 2000 balance of savings increased by IDR 250.37 billion from

IDR 3,610.18 billion as of the closing of 1999 to IDR 3,860.55 billion as of the closing of 2000.

Deposits interest expense in 2001 stays at IDR 448.35 billion, which means an increase of IDR 146.63 billion or 48.60% compared to the 2000's recorded figure of IDR 301.72 billion. This increase is caused, among others, by increased deposit funds, namely from IDR 3,301.63 billion as of the closing of 2000 to IDR 3,997.12 billion as of the closing of 2001. Deposits interest expense in 2000 is IDR 266.60 billion lower or 46.91% lower compared to the 1999's figure of IDR 568.32 billion. This decrease is caused, among others, by the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

Other interest expenses during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 each contributes below 1% of the total interest expenses.

2.2.Net Interest Income

Net interest income for the five-month period ending on 31st May 2002 is recorded at IDR 280.92 billion. The IDR 668.17 billion net interest income recorded in 2001 indicates an increase of IDR 262.68 billion or 64.78%,

compared to the 2000's figure of IDR 405.49 billion. The increased net interest income in 2001 is caused by the fact that the interest income increase of IDR 489.39 billion is only countered by interest expense increase of IDR 226.71 billion.

In 2000, net interest income decreased by IDR 160.90 billion or 28.41% compared to the 1999's figure of IDR 566.39 billion. This decrease is caused, among others, by the decrease of interest income from IDR 1,775.13 billion in 1999 to IDR 1,180.19 billion in 2000, due to the fact that the average interest rate in 2000 is lower than the average interest rate prevailing in 1999.

The Company's performance in terms of net interest income remained positive amidst the generally difficult condition faced by banks in recording positive net interest income. This sound net interest income is in line with the strategy adopted by the Company in its maintaining the efficiency and quality of its productive assets. The lending made by the Company truly supported growth of customers' businesses, as this is indicated in the absolute value as well as the very low percentage of non performing loans. This increased net interest income is proof of the remaining high trusts given by the public to the Company as the place to keep their funds.

2.3. Other Operating Income and Expenses

The following table presents the composition of other operating income and expenses for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002 (5 Months)	31st December 2001 (1 year)	31st December 2000 (1 year)	31st December 1999 (1 year)
Other Operating Income				
Income from foreign exchange transactions—net	6.50	20.06	12.61	27.83
Income from derivatives transactions—net	4.28	9.20	1.94	3.82
Income from non-loans commissions and fees	13.49	25.65	24.04	21.35
Gains not yet realized due to increased fair value of marketable securities	33.56	-	-	-
Other income—net	6.13	52.78	-	5.21
Total	63.96	107.69	38.59	58.21
Other Operating Expenses				
(Expense) recovery of provision for loans and other productive assets write off —net	5.86	(36.83)	32.22	215.27
Loss not yet realized due to decreased fair value of marketable securities	-	(6.15)	-	-
Personnel expenses	(73.47)	(179.38)	(154.59)	(255.43)
Building expenses	(8.75)	(24.03)	(15.05)	(15.04)
General and Administration Expenses	(115.58)	(172.83)	(149.05)	(171.39)
Total	(191.94)	(419.22)	(286.47)	(226.59)
Other Operating Expenses—Net	(127.98)	(311.53)	(247.88)	(168.38)

2.3.1. Other Operating Income

Other operating income for the five-month period ending on 31st May 2002 is at IDR 63.96 billion of which the largest contributors are non—loan commissions and fees which are at IDR 13.49 billion and gains not yet realized due to increased fair value of marketable securities which contributes IDR 33.56 billion.

In 2001, other operating income stays at IDR 107.69 billion which is an increase of IDR 69.10 billion or 179.06% compared to the 2000's recorded figure of IDR 38.59 billion. This increase comes from income from foreign exchange transactions at IDR 7.45 billion, income from derivative transactions at IDR 7.26 billion and other income at IDR 52.78 billion. The increase in other operating income is largely caused by forfeited collateral securities at the value of IDR 35.67 billion, which sum was previously reported as liability.

In 2000, other operating income stays at IDR 38.59 billion, which means a decrease of IDR 19.62 billion or 33.71% compared to the 1999's recorded figure of IDR 58.21 billion. The largest contributor in this decrease is income from foreign exchange transactions, which is IDR 15.22 billion.

2.3.2. Other Operating Expenses

For the five-month period ending on 31st May 2002, Other Operating Expenses are recorded at IDR 191.94 billion, and the largest contributor is General And Administration Expenses which is at IDR 115.58 billion and personnel expenses which is at IDR 73.47 billion.

In 2001, Other Operating Expenses reaches IDR 419.22 billion, an increase of IDR 132.75 billion or 46.34%

compared to the 2000's recorded figure of IDR 286.47 billion. The major contributors of this increase are personnel expenses which is at IDR 24.79 billion and then General and Administration Expenses, which is at IDR 23.78 billion.

In 2000, Other Operating Expenses reaches IDR 286.47 billion, which means an increase of IDR 59.88 billion or 26.43% compared to the 1999's recorded figure of IDR 226.59 billion. The lower figure in 1999 is caused by recovery of loans and productive assets write off in the amount of IDR 215.27 billion, as the results of quality recovery of non performing loans.

Personnel expense in 2001 stays at IDR 179.38 billion, which means an increase of IDR 24.79 billion or 16.04% compared to the 2000's recorded figure of IDR 154.59 billion. This increase is still within the planned regular salary increments for employees. In 1999, personnel expense records IDR 255.43 billion, which means an increase of IDR 100.84 billion compared to the 2000's recorded figure of IDR 154.59 billion. This increase is the results of the Company's paying bonuses and gratification to all employees for sound financial performance, as well as service payments made to 3 resigning members of the Board of Directors.

In 2001, General and Administration Expenses reaches IDR 172.83 billion, which means an increase of IDR 23.78 billion, compared to the 2000's recorded figure of IDR 149.05 billion. This increase is caused, among others, by the general increases in the prices of goods and services in the course of 2001 following the increase of electricity, telephone and oil fuel prices. In 2000 however, General And Administration Expenses decreases by IDR 22.34 billion, compared to the 1999's recorded figure of IDR 171.39 billion, which is caused, among others, by the Company's distributing basic needs to all its employees in 1999, to improve their welfare.

Net recovery of provision for loans and other productive assets write off for the five-month period ending on 31st May 2002 stays at IDR 5.86 billion. In 2001, the Company records 'provisions for loans and productive assets write off' at the net amount of IDR 36.83 billion. In 2000 and 1999, the Company records 'provisions for loans and productive assets write off' at the net amounts of respectively IDR 32.22 billion and IDR 215.27 billion.

The recorded expense of IDR 36.83 billion in 2001 for 'provisions for loans and productive assets write off' is in line with growth of lending made, as evident in the increase of the item 'lending made' from IDR 1,810.05 billion as of the closing of 2000 to IDR 2,697.49 billion

as of the closing of 2001. While the recorded net recovery of 'provisions for loans and productive assets write off' of IDR 32.22 billion in 2000 and IDR 215.27 billion in 1999 is in line with the improved quality of the Company's loans, which in 1998 were categorized as non performing loans.

2.3.3. Other Operating Expenses—Net

The net Other Operating Expenses for the five-month period ending on 31st May 2002 reaches IDR 127.98 billion. The recorded IDR 311.53 billion of net Other Operating Expenses in 2001 increases by IDR 63.65 billion or 25.68% compared to the 2000's recorded net figure of IDR 247.88 billion. In 2000, net Other Operating Expenses increases by IDR 79.50 billion or 47.21% compared to the 1999's recorded net figure of IDR 168.38 billion.

2.4. Net Operating Profit and Net Profit

Net operating profit during the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 respectively stays at IDR 152.94 billion, IDR 356.64 billion, IDR 157.61 billion and IDR 398.01 billion.

With such performance recorded by the Company, its net profits for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001, 2000 and 1999 respectively amount to IDR 103.59 billion, IDR 259.90 billion, IDR 101.52 billion and IDR 279.05 billion.

Net profit in 2001 increases by IDR 158.38 billion or 156.01% compared to the net profit made in 2000. Therefore, net profit per share also increases from IDR 98 per share in 2000 to IDR 209 per share in 2001. Net profit in 2000 decreases by IDR 177.53 billion or 63.62% compared to the figure in 1999. This decrease is caused by the fact that the 1999's net interest income is much higher than the net interest income in 2000, due to the fact that the average interest rate in 1999 is higher than the average interest rate prevailing in 2000. In addition, the Company recorded recovery of provision for loans and productive assets write off in the amount of IDR 215.27 billion in 1999.

2.5. Assets Growth

The following table presents the composition of assets as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Cash	88.40	122.67	148.48	131.50
Demand Deposits, at Bank Indonesia	517.41	518.88	474.23	423.24
Demand Deposits, at other banks	124.18	(88.17)	124.80	123.35
Provision for write off of Demand Deposits at other banks	(1.24)	(0.88)	(1.25)	(1.23)
Placements made at other banks	502.62	1,049.68	879.03	921.36
Provision for write off of placements made at other banks	(5.03)	(10.50)	(8.79)	(9.21)
Marketable securities:				
On trade	923.50	756.92	-	-
Made available for sales	28.78	29.17	4.89	5.03
To own through until maturity	5,847.49	5,495.24	6,457.15	6,813.46
Provision for write off of marketable securities	(11.55)	(8.19)	(1.20)	-
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Provision for write off of 'Marketable securities purchased with Repo option'	(5.00)	(12.02)	-	-
Derivative receivables	0.77	2.38	2.41	-
Provision for write off of Derivative receivables	(0.01)	(0.02)	-	-
Loans				
Related parties	39.21	37.22	26.47	12.76
Third parties	3,128.88	2,660.27	1,783.58	896.47
Provision for loan write off	(76.93)	(75.63)	(48.60)	(67.86)
Acceptance receivables				
Related parties	2.54	0.41	-	0.72
Third parties	9.79	16.45	9.98	16.39
Provision for write off of Acceptance receivables	(0.12)	(0.17)	(0.10)	(0.17)
Participation	7.89	7.89	7.89	15.39
Provision for decreasing value of participation	(0.08)	(0.08)	(0.08)	(0.15)
Other receivables	36.88	35.45	23.13	11.61
Fixed assets, acquisition price / revalued amount	436.51	399.78	214.68	168.04
Accumulated Depreciation	(115.11)	(100.19)	(79.95)	(59.55)
Other Assets				
Related parties	5.27	0.17	9.55	7.34
Third parties	135.43	80.58	151.18	130.44
Provision for decreasing value of other assets	-	-	(35.67)	-
TOTAL ASSETS	**12,104.42**	**12.274.10**	**10,620.37**	**9.561.28**

On 31st May 2002, 31st December 2001, 2000 and 1999, the Company's total assets respectively amount to IDR 12,104.42 billion, IDR 12,274.10 billion, IDR 10,620.37 billion and IDR 9,561.28 billion. As of the closing of 2001, total assets increases by IDR 1,653.73 billion or 15.57% compared to the figure in 2000. Total assets as of

the closing of 2000 also increases by IDR 1,059.09 billion or 11.08% compared to the total assets as of the closing of 1999.

On 31st May 2002, the Company's total assets is at IDR 12,104.42 billion, which means a decrease of IDR 169.68 billion or 1.38% compared to the figure as of 31st December 2001. The largest decrease is in the items 'placements at other banks' and 'marketable securities purchased with repo option', respectively at IDR 547.06 billion and IDR 696.51 billion.

Increase in the total assets as of the closing of 2001 compared to the position as of the closing of 2000 came from increased Productive Assets, particularly significant increase of lending made, by IDR 887.44 billion or 49.03%, from IDR 1,810.05 billion as of the closing of 2000 to IDR 2,697.49 billion as of the closing of 2001. Similarly, total assets is higher as of the closing of 2000, at IDR 10,620.37 billion, compared to the position as of the closing of 1999 which is at IDR 9,561.28 billion, which means an increase of IDR 1,059.09 billion or 11.07%.

2.5.1. Interest Producing Productive Assets

The following table presents the composition of Interest Producing Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999:

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Demand Deposits at other banks	124.18	88.17	124.80	123.35
Placements at other banks	502.62	1,049.68	879.03	921.36
Marketable securities:				
Bank Indonesia Certificates	5,646.54	5,462.52	6,190.25	6,765.56
Other securities	1,153.23	818.81	271.79	52.93
	6,799.77	6,281.33	6,462.04	6,818.49
Marketable Securities Purchased With Repo Option	483.94	1,180.45	478.56	22.35
Loans	3,168.09	2,697.49	1,810.05	909.23
Total	**11,078.60**	**11,297.12**	**9,754.48**	**8,794.78**

The proceeds obtained by the Company will be vested in Productive Assets. On 31st May 2002 and 31st December 2001, 2000 and 1999, Interest Producing Productive Assets amount to respectively IDR 11,078.60 billion, IDR 11,297.12 billion, IDR 9,754.48 billion and IDR 8,794.78 billion.

The Company's Productive Assets as of 31st May 2002 and 31st December 2001, 2000 and 1999 represent respectively 91.53%, 92.04%, 91.85% and 91.98% of the total fixed assets as of such dates. On 31st May 2002, 31st December 2001, 2000 and 1999, investments in Bank Indonesia Certificates represent respectively 50.97%, 48.35%, 63.46% and 76.93% of the total Interest Producing Productive Assets.

Total Productive Assets as of 31st May 2002 decreases by IDR 218.52 billion or 1.93% compared to the total Productive Assets as of the closing of 2001. This decrease is caused by lower amount of 'Marketable Securities Purchased With Repo Option' of IDR 696.51 billion and

increase in lending made, in the amount of IDR 470.60 billion. Total Productive Assets as of the closing of 2001 is at IDR 11,297.12 billion, which means an increase of IDR 1,542.64 billion or 15.81% compared to the 2000's recorded figure of IDR 9,754.48 billion. This increase came from increase in lending made, at IDR 887.44 billion and in marketable securities purchased with repo option, at IDR 701.89 billion, and placements at other banks, at IDR 170.65 billion.

Total Productive Assets in 2000 compared to the figure as of the closing of 1999, which is at IDR 8,794.78 billion, increases by IDR 959.70 billion or 10.91%, and the largest increase is from lending made, which stays at IDR 900.82 billion.

2.5.2. Lending

The Company has the expertise and experience in accommodating small and medium enterprises; and therefore its lending is concentrated on trading sector, restaurant and hotel businesses, as well as industry. The Company's lending to such sectors has increased markedly since 1999. The total lending made to the trading sector, restaurants and hotels, as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 1,526.34 billion, IDR 1,237.59 billion, IDR 915.97 billion and IDR 466.45

billion which represents 48.18%, 45.88%, 50.60% and 51.30% of the total lending made by the Company. Specifically, the total lending made to industry sector as of 31st May 2002, 31st December 2001, 2000 and 1999, stays at respectively IDR 744.49 billion, IDR 660.55 billion, IDR 422.88 billion and IDR 250.79 billion which represents 23.50%, 24,49%, 23.36% and 27.58% of the total lending made by the Company.

At the moment, our national banking industry has not fully resumed its intermediary function. This is evident in the huge investment made in the form of Bank Indonesia Certificates by operating banks. However, the Company has always tried to distribute its loans, as evident in the increase of lending made from IDR 909.23 billion as of the closing of 1999 to IDR 1,810.05 billion as of the closing of 2000, and to IDR 2,697.49 billion as of the closing of 2001 and further increases to IDR 3,168.09 billion as of 31st May 2002.

Total lending made as of 31st May 2002 increases by IDR 470.60 billion or 17.45% compared to the total lending made as of the closing of 2001. Total lending made as of the closing of 2001 increases by IDR 887.44 billion or 49.03% compared to the figure as of the closing of 2000; while the total lending made as of the closing of 2000

increases by IDR 900.82 billion or 99.08% compared to the figure as of the closing of 1999.

2.6. Growth of Liabilities

The following table presents the composition of liabilities as of 31st May 2002, 31st December 2001, 2000 and 1999.

(in billion Rupiah)

ITEM	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Current liability	120.98	51.62	57.81	32.65
Deposits by				
Related Parties	310.77	237.09	267.76	229.66
Third Parties	9,942.91	10,717.37	9,319.93	8,498.62
Deposits by other banks				
Related Parties	0.01	0.29	0.08	-
Third Parties	470.47	14.18	87.61	58.69
Derivative payables	1.16	2.66	-	0.41
Acceptance payables	12.34	16.86	9.98	17.11
Borrowings	52.41	67.11	60.43	66.57
Accrued expenses	87.06	34.38	28.74	26.74
Taxes payable	46.60	62.99	49.31	53.82
Other payables	56.04	38.33	40.91	24.36
Provision for loss				
Commitment and Contingency	1.60	2.38	1.54	1.33
TOTAL LIABILITIES	**11,102.35**	**11,245.26**	**9,924.10**	**9,009.96**

Total liabilities as of 31st May 2002 stays at IDR 11,102.35 billion, which means a decrease of IDR 142.91 billion or 1.27% compared to the figure as of the closing of 2001. Total liabilities as of the closing of 2001 stay at IDR 11,245.26 billion, which means an increase of IDR 1,321.16 billion or 13.31% compared to the 2000's figure. Total liabilities as of the closing of 2000 is at IDR 9,924.10 billion, which means an increase of IDR 914.14

billion or 10.15% compared to the total liabilities as of the closing of 1999.

Current liability as of 31st May 2002 amounts to IDR 120.98 billion, which means an increase of IDR 69.36 billion or 134.37% compared to the figure as of the closing of 2001. Current liability as of the closing of 2001 is at IDR 51.62 billion, which means a decrease of IDR 6.19 billion or 10.71% compared to the figure as of the closing of 2000. While current liability as of the closing of 2000 stays at IDR 57.81 billion, which means an increase of IDR 25.16 billion or 77.06% compared to the 1999's figure of IDR 32.65 billion.

From savings collected by the Company as of 31st May 2002, 31st December 2001, 2000 and 1999, contribution from affiliated parties respectively amounts to IDR 310.77 billion, IDR 237.09 billion, IDR 267.76 billion and IDR 229.66 billion. Savings collected from third parties as of 31st May 2002, 31st December 2001, 2000 and 1999 respectively amounts to IDR 9,942.91 billion, IDR 10,717.37 billion, IDR 9,319.93 billion and IDR 8,498.62 billion.

Savings from third party banks as of 31st May 2002 amounts to IDR 470.47 billion, which means a significant increase from the recorded figure of IDR 14.18 billion as of the

closing of 2001. Of these third party banks savings, call money represents IDR 457 billion.

Balance of derivative payables as of 31st May 2002, 31st December 2001 and 1999 respectively amounts to IDR 1.16 billion, IDR 2.66 billion, and IDR 0.41 billion. The figure as of 31st May 2002 shows a decrease of IDR 1.50 billion or 56.39% compared to the 2001's recorded figure. Derivative payables as of the closing of 2001 increases to IDR 2.66 billion compared to the figure as of the closing of 2000. While derivative payables as of the closing of 2000 sees a decrease of IDR 0.41 billion compared to the figure recorded as of the closing of 1999.

As of 31st May 2002, 31st December 2001, 2000 and 1999, acceptance payables respectively amounts to IDR 12.34 billion, IDR 16.86 billion, IDR 9.98 billion and IDR 17.11 billion. Acceptance payables as of 31st May 2002 sees a decrease of IDR 4.52 billion or 26.81% compared to the figure as of the closing of 2001. Acceptance payables as of the closing of 2001 increases by IDR 6.88 billion or 68.94% compared to the figure as of the closing of 2000. Meanwhile, acceptance payables as of the closing of 2000 sees a decrease of IDR 7.13 billion or 41.67% compared to the figure in 1999. Such increase and decrease of acceptance payables are in line with the increase and decrease of time letter of credit for overseas parties.

Borrowings made as of 31st May 2002 amounts to IDR 52.41 billion, which is lower than the figures as of 31st December 2001, 2000 and 1999 which amount to respectively IDR 67.11 billion, IDR 60.43 billion and IDR 66.57 billion. This decrease is caused by regular payments to foreign lenders.

On 31st May 2002, accrued expenses amounts to IDR 87.06 billion, which means an increase of IDR 52.68 billion or 153.23% compared to the figure as of the closing of 2001. As of the closing of 2001, accrued expenses amounts to IDR 34.38 billion, which means an increase of IDR 5.64 billion or 19.62% compared to the figure as of the closing of 2000. As of the closing of 2000, accrued expenses amounts to IDR 28.74 billion, which means an increase of IDR 2.00 billion or 7.48% compared to the 1999's recorded figure.

As of 31st May 2002, 31st December 2001, 2000 and 1999, taxes payable amounts to respectively IDR 46.60 billion, IDR 62.99 billion, IDR 49.31 billion and IDR 53.82 billion. Taxes payable as of 31st May 2002 sees a decrease of IDR 16.39 billion or 26.02% compared to the figure as of the closing of 2001. Taxes payable as of the closing of 2001 increases by IDR 13.68 billion or 27.74% compared to the figure as of the closing of 2000. While, as of the closing of 2000, taxes payable sees a decrease of IDR 4.51

billion or 8.38% compared to the figure as of the closing of 1999.

Other payables as of 31st May 2002 amounts to IDR 56.04 billion, which means an increase of IDR 17.71 billion or 46.20% compared to the figure as of the closing of 2001. Other payables as of the closing of 2001 amounts to IDR 38.33 billion, which means a decrease of IDR 2.58 billion or 6.31% compared to the figure as of the closing of 2000. Other payables as of the closing of 2000 amounts to IDR 40.91 billion, which means an increase of IDR 16.55 billion or 67.94% compared to the 1999's recorded figure of IDR 24.36 billion.

As of 31st May 2002, provision for commitment and contingency loss amounts to IDR 1.60 billion, which means a decrease of IDR 0.78 billion or 32.77% compared to the figure as of the closing of 2001. As of the closing of 2001, provision for commitment and contingency loss amounts to IDR 2.38 billion, which means an increase of IDR 0.84 billion or 54.55% compared to the figure as of the closing of 2000. As of the closing of 2000, provision for commitment and contingency loss amounts to IDR 1.54 billion, which means an increase of IDR 0.21 billion or 15.79% compared to the 1999's recorded figure of IDR 1.33 billion.

2.7. Equity Growth

Balance of equity as of 31st May 2002 is recorded at IDR 1,002.07 billion, which means a decrease of IDR 26.77 billion compared to the figure as of 31st December 2001. This decrease is caused by decrease of profit balance by IDR 305.99 billion, which is larger than the increase of subscribed and fully paid up capital of only IDR 135.41 billion and increase of net paid-up capital of IDR 144.20 billion.

The IDR 305.99 billion decrease of profit balance is caused by the fact that the Company, during the five-month period ending on 31st May 2002, only makes a net profit of 103.59 billion, pays cash dividends of IDR 129.98 billion and capitalization of profit balance of IDR 279.61 billion in connection with distribution of dividends. The increase of subscribed and fully paid up capital by IDR 135.41 billion and increase of net paid-up capital by IDR 144.20 billion are caused by the distribution of share dividends and bonus shares.

Balance of equity as of 31st December 2001 amounts to IDR 1,028.84 billion, which means an increase of IDR 332.57 billion compared to the figure as of 31st December 2000. Such increase of equity balance is caused by increase of profit balance of IDR 228.86 billion, and difference from

revaluation of fixed assets in the amount of IDR 103.28 billion. The increase of profit balance of IDR 228.86 billion is the result of the current year's net profit of IDR 259.90 billion offset by the distribution of cash dividends of IDR 31.04 billion.

(in billion Rupiah)

	31st May 2002	31st December 2001	31st December 2000	31st December 1999
Subscribed and fully paid up capital	620.41	485.00	485.00	235.00
Additional paid-up capital—net	167.77	23.57	23.57	-
Difference from revaluation of fixed assets	103.28	103.28	-	-
Difference of the value of restructure transactions of affiliated parties	(6.22)	(6.22)	(6.22)	(6.22)
Gains (Losses) not yet realized due to increase (decrease) of the fair value of marketable securities made available for sales	(0.07)	0.32	(0.11)	0.03
Profit balance	116.90	422.89	194.03	322.51
Total Equity	**1,002.07**	**1,028.84**	**696.27**	**551.32**

Increase of subscribed and fully paid up capital in 2000 is the result of the Initial Public Offering made in 2000. As of 31st December 2001 and 2000, the Company's Authorized Capital amounts to IDR 900 billion, which is divided into 1,800,000,000 shares, each carrying a par value of IDR 500. The Company's subscribed and fully paid up capital as of 31st December 2001 and 2000 amounts to IDR 485 billion, divided into 970,000,000 shares, each carrying a par value of IDR 500.

On 31st May 2002, the Company's Authorized Capital is recorded at IDR 1,800 billion which is divided into 3,600,000,000 shares each carrying a par value of IDR 500.

Its subscribed and fully paid up capital increases by IDR 135.41 billion to IDR 620.41 billion as of 31st May 2002, which is divided into 1,240,823,671 shares, each carrying a par value of IDR 500. Such change of subscribed and fully paid up capital is caused by the distribution of bonus shares originating from capitalization to additional paid-up capital of the proceeds obtained from public offering, and distribution of share dividends originating from the capitalization of part of profit balance through to 31st December 2001.

On 31st May 2002, the Company's net additional paid-up capital amounts to IDR 167.77 billion, which is a difference between the market value of share dividends and the par value of the share dividends, distributed on 17th May 2002. Meanwhile, the net additional paid-up capital in 2001 which amounts to IDR 23.57 billion has been capitalized for the purpose of the distribution of bonus shares to the shareholders. The difference from the revaluation of fixed assets as of 31st May 2002 and as of the closing of 2001 each amounts to IDR 103.28 billion. This revaluation difference is resulted from revaluation of certain fixed assets (lands and buildings) by an independent appraiser, PT. Artanila Permai on 30th June 2001.

Composition of ownership of shares in the Company according to its Register of Shareholders prepared by PT. Sirca Datapro Perdana on 31st May 2002 is as follows:

Shareholders	Total Shares	% Stake
PT. Sari Dasa Karsa	916,094,919	73.83%
10 Founding Shareholders (individual) respectively holding less than 1%	76,563,952	6.17%
PT. Makindo Tbk	84,964,464	6.85%
The Public	163,200,336	13.15%
Total	**1,240,823,671**	**100.00%**

BUSINESS RISKS

Similarly like those other sectors, the Company's businesses are never free from the adverse impacts of both macro and micro factors. The types of risk which are predicted to affect the Company's performance in general can be identified according to the following categories:

1. LENDING RISKS

These risks pertain to the continued and smooth repayments by debtors of both interests and principal of the loans provided to them. Failures of debtors in meeting such payments may be resulted from unfitness of their businesses, as the results of poor decision made by the Company's management in terms of lending, and changes of such external factors which disturb the businesses of

debtors or adversely affect their ability to repay their debts.

2. OPERATING RISKS

The Company's is expanding in terms of the number of offices, employees and total assets. If these are poorly managed, there are chances for irregularities which will bring in damaging impacts, namely loss of trusts of the public in the Company and eventually, financial loss.

3. TECHNOLOGY RISKS

Technology is one important element in banking business. The type of technology adopted by a bank affects the types of products and facilities/features that it can offer its customers. The Company's inability to catch up with the ever advancing technology will adversely affect its competitiveness, and therefore less opportunity to attract new customers and possible exodus of customers to other better banks.

4. LIQUIDITY RISKS

Liquidity pertains to the ability of a unit of business to meet its current obligations to both its customers and creditors. In banking industry, liquidity rate is a factor

which must be maintained by the management. Deficient liquidity might cause customers to lose their trusts. On the other hand, over liquidity, coupled with poor management, will be injurious to the Company.

5. RISKS ATTRIBUTABLE TO PROVISION FOR PRODUCTIVE ASSETS WRITE OFF

Bank Indonesia as Indonesia's Central Bank requires that all banks to itemize provision for productive assets write off based on the valuation of the Productive Assets. Based on such valuation, Productive Assets are to be divided into the following categories: passed, special mention, substandard, doubtful and loss. If the Company fails to comply with such requirements of Bank Indonesia, the Company's soundness rate will be adversely affected and this will adversely affect performance of the Company.

6. CAPITAL ADEQUACY RISKS

Bank Indonesia regulations require that banks shall maintain their Capital Adequacy Ratio (CAR) at such level no less than 8%. If the Company is unable to meet such minimum Capital Adequacy Ratio (CAR) requirement, Bank Indonesia will include the Company into such group of Banks On Watch (or BDP), and then the bank will be required to draw up its business plan in order to meet

that threshold. If it fails, it will affect the continued operations of the Company.

7. INTEREST RATE FLUCTUATION RISKS

Fluctuation of the interest rates caused by monetary policies imposed by the Government can effect the Company's performance. High interest rate will increase funding cost to be paid by the Company, while the Company cannot at the same time increase the interest rate for its lending made to customers, thereby the margin will be smaller. In addition to this smaller margin, the continued trend of higher interest rate will cause the real sector unable to pay their interest obligation, thereby minimizing the Company's interest income. The low interest rate of the Bank Indonesia Certificates, as instrument of government monetary policy, will also affect performance of the Company considering that the largest component of its Productive Assets portfolio is investment in Bank Indonesia Certificates.

8. FOREIGN EXCHANGE RISKS

With the progresses made by Indonesia, there will be increased trading activities both domestic and international trade. This causes the Company, as a foreign exchange bank, to transact in foreign exchanges,

which will effect both its assets and liabilities. Fluctuation of the IDR exchange rate against foreign exchanges will affect the Company's ability in meeting its obligations denominated in foreign exchanges. The instability of IDR exchange rate will also bring in problems in the Company's managing its assets and obligations stated in foreign exchanges, thereby bringing in injury to the Company.

9. ECONOMIC, SOCIAL AND POLITICAL RISKS

The Company's businesses are very much effected by domestic economic, social and political situations. Non conducive economic, social and political conditions will adversely affect the Company's ability in collecting funds from the public, its lending, and its interest income from the loans it makes, thereby the Company's entire performance will be adversely affected.

10. COMPETITION RISKS

Competition risks rise since there are growing number of banks offering innovative products. Any such competition may subsequently affect the Company's ability in increasing or maintaining its market share. The prospects of domestic economy does not give much room for national

banks, nor give much room for the Company to increase its lending significantly.

MILESTONES AFTER THE DATE OF INDEPENDENT AUDITORS' REPORT

There are no significant events taking place after the date of Independent Auditors' Report dated 16th August 2002 from public accountant office "Siddharta, Siddharta & Harsono" on the Financial Statements of PT. Bank Buana Indonesia Tbk for the five-month period ending on 31st May 2002 and for the fiscal years ending on 31st December 2001 and 2000, with Unqualified Opinion, otherwise having material impacts to be disclosed in this Prospectus.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 27

Press Release

Bank Buana tawarkan 248 juta saham baru

Jakarta, 26 Agustus 2002

Pada tanggal 26 Agustus 2002, PT Bank Buana Indonesia Tbk (Bank Buana) dalam Rapat Umum Pemegang Saham Luar Biasa yang diselenggarakan di Hotel Borobudur, Jakarta menyetujui pengeluaran 248 juta saham baru dengan cara Hak Memesan Efek Terlebih Dahulu (HMETD) kepada Pemegang Saham yang tercatat dalam Daftar Pemegang Saham pada tanggal 5 September 2002.

Right Issue ini menggunakan rasio 5 : 1 dengan harga ditawarkan Rp 500,- per saham. Dana dihimpun diharapkan mencapai Rp 124 miliar dan akan dibukukan sebagai penambah modal disetor Bank Buana sehingga akan meningkat menjadi Rp 744 miliar. Tidak ada pihak yang bertindak sebagai pembeli siaga (*standby buyer*).

Alokasi penggunaan dana hasil penawaran umum ini 20% untuk pengembangan jaringan kantor baru, 20% untuk investasi pengembangan Teknologi, 10% untuk peningkatan kualitas sumber daya manusia dan sisanya 50% untuk kredit jangka menengah dan panjang. Demikian dijelaskan Jimmy Laihad-Direktur Utama Bank Buana

Strategis Mendatang

Ditambahkan Pardi Kendy- Direktur Bank Buana. Dari segi kecukupan modal untuk pertumbuhan kredit, CAR Bank Buana per 30 Juni 2002 mencapai 21,54%. Manajemen akan terus berusaha dalam perkembangannya untuk tetap menjaga CAR Bank Buana diatas ketentuan yang ditetapkan Bank Indonesia.

On August 26, 2002 at Borobudur Hotel – Jakarta, PT Bank Buana Indonesia Tbk. (Bank Buana) held an Extraordinary Shareholders Meeting (EGM). The meeting approves the allotment of 248 milion new shares that would be acquired through Right Issue from all Shareholders whom are listed as of September 5, 2002.

This Right Issue uses 5:1 ratio with Rp. 500,- as the price/ share. Bank Buana is hoping to get Rp. 124 billion from this Corporate Action and will be used to inject the Bank's paid up capital to Rp. 744 billion. No party will stand as a Standby Buyer.

As stated by President Director, Jimmy Kurniawan Laihad, 20% of the total funds accumulated from this Right Issue will be used to open new offices, another 20% to be invested in banking technology, 10% to improve the quality of human resources and the last 50% is for long and medium term loan distribution.

Future Strategy

Managing Director Pardi Kendy also mentioned that in term of Capital Adequacy Ratio (CAR) for loan distribution Bank Buana stands at 21.54%. As promised by Kendy, the Management of Bank Buana would always maintain its CAR above the Central Bank's regulation.

Total ekuitas Bank Buana per 30 Juni 2002 yaitu sebesar Rp 1,08 triliun dengan modal disetor sebesar Rp 620,41 miliar. Bank Buana berencana akan terus meningkatkan modal disetornya agar dalam waktu tidak terlalu lama sudah mencapai Rp 1 triliun.

Bank Buana's total equity as of June 30, 2002 has reached Rp. 1.08 trillion whereas paid up capital has gotten to Rp. 620.41 billion. We plan to attain paid up capital to Rp. 1 trillion in this very near future.

Public Expose

Guna memenuhi ketentuan PT Bursa Efek Jakarta, Bank Buana juga pada tanggal 26 Agustus 2002 ini menyelenggarakan paparan publik mengenai realisasi operasi dan keuangan per 30 Juni 2002 serta proyeksi sampai dengan akhir tahun 2002.

Public Expose

In line with Jakarta Stock Exchange Regulation, on August 26, 2002 Bank Buana has also held its Public Expose. Bank Buana has presented its operational and financial performance as of June 30, 2002 as well as financial projection for end 2002.

Sampai dengan 30 Juni 2002 hasil keuangan yang dicapai cukup menggembirakan. Dibandingkan dengan proyeksi akhir tahun 2002, untuk total aktiva per 30 Juni 2002 sebesar Rp 11,89 triliun sudah mencapai 87,7%, penyaluran kredit sebesar Rp 3,42 triliun sudah mencapai 90%, dana pihak ketiga sebesar Rp 10,38 triliun sudah mencapai 86,31% dan total ekuitas sebesar Rp 1,08 triliun sudah mencapai 96,47%. Proyeksi Laba-Rugi untuk realisasi pendapatan bunga Rp 857,20 miliar sudah mencapai 50,35%, beban bunga sebesar Rp 544,13 miliar sudah mencapai 50,92% dan pendapatan bunga bersih sebesar Rp 313,07 miliar sudah mencapai 49,38% serta laba bersih sebesar Rp 183,93 miliar sudah mencapai 92,21%. Dengan realisasi yang sudah dicapai pada akhir Juni 2002 pada pos Neraca tersebut, optimis proyeksi pos Laba-Rugi tahun 2002 akan dapat dicapai.

Looking at financial performance as of June 30, 2002, Bank Buana has achieved quite a satisfying result. Compares to financial projection for 2002, total assets of June 30, 2002 of Rp. 11.89 trillion has reached 87.7% of projection, loan distribution which stands at Rp. 3.42 trillion is in fact 90% of projected loan, total third party funds of Rp. 10.38 trillion is at 86.31% and lastly total equity of Rp. 1.08 trillion is indeed 96.47% from total projection. Profit & Loss Projection towards interest income of Rp. 857.20 billion has come to 50.35%, interest expense of Rp. 544.13 billion has reached 50.92% and net interest income accumulated at Rp. 313.07 billion is at 49.38% whereas net profit of Rp. 183.93 billion is at 92.21%. With this achievement, we are then optimistic that total Profit & Loss projection for 2002 could be attained successfully.

Fundamental Tetap Solid

Keberhasilan yang dicapai Bank Buana selama ini adalah karena ditopang kualitas aktiva produktif, nampak dari besaran selisih pendapatan bunga-bersih (*Net Interest Margin*) sebesar 5,53% tentu sangat mengesankan.

Solid Fundamental

Bank Buana's asset quality has major contribution in the Bank's overall performance. This could be proven by our impressive Net Interest Margin of 5.53%.

Keberhasilan ini dicapai adalah karena ketepatan strategi usaha yang dijalankan yaitu penyaluran kepada UKM yang benar-benar produktif, perputaran usahanya nyata dan mampu men-*generate* perputaran usaha. Penerapan seleksi dengan kriteria sebagaimana mestinya sesuai prinsip kehati-hatian yang kami lakukan adalah agar usaha nasabah yang kami biayai mampu berkembang dan Bank Buanapun bertumbuh.

Pertumbuhan kredit baru Bank Buana selama semester I tahun 2002 ini mencapai Rp 586,02 miliar atau naik 21,68% yaitu dari Rp 2,70 triliun per 31 Desember 2001 menjadi Rp 3,28 triliun per 30 Juni 2002. NPL per 30 Juni 2002 sebesar Rp 75,95 miliar hampir tidak ada kenaikan dibandingkan dengan NPL per 31 Desember 2001 yaitu sebesar Rp 75,58 miliar.

Keberhasilan yang dicapai oleh Bank Buana juga diakui oleh berbagai pihak, baik internasional maupun nasional. Majalah The Banker edisi Agustus 2002 menyebutkan bahwa Bank Buana berhasil menempati ranking ke-2 di Asia dalam hal perkembangan laba usaha. Pada edisi bulan Juli 2002, Majalah Investor juga memberikan predikat "Bank Terbaik" untuk kategori Bank dengan asset Rp. 10 – Rp. 50 triliun kepada Bank Buana. Demikian pula dengan Majalah Info Bank edisi bulan Juli 2002 yang menyatakan bahwa Bank Buana adalah Bank "Sangat Bagus".

Pengembangan kantor baru dan teknologi informasi serta peningkatan pengetahuan sumber daya manusia menjadi arah strategis prioritas kami. Arah strategis ini adalah untuk memperkokoh langkah penyediaan dan penawaran produk berbasis teknologi yang sudah kami lakukan yaitu Buana Mobile Banking, Kartu debet Buana

In addition, this accomplishment is also derived from our main strategy in focusing loan distribution to the productive small-medium enterprises. This scale of businesses is really dynamic as they are able to generate the overall business wheel. Our strict regulation in selecting customers in line with our prudent banking practices make their business grow and as a result, Bank Buana would also be stronger than ever.

Our new loan distribution for the first half of 2002 has reached Rp. 586.02 billion or there is an increase of 21.68%, from Rp. 2.70 trillion in December 31, 2001 to Rp. 3.28 trillion this year. Bank Buana's NPL experiences a slight increase to Rp. 75.95 billion from Rp. 75.58 billion during the same period last year.

Bank Buana's attainment has also been admitted both nationally and internationally. The Banker Magazine in its August 2002 edition has stated that Bank Buana is the second best Bank in Asia that is in the group of biggest profit improvers. Investor Magazine in its July 2002 edition has also described Bank Buana as the "Best Bank" for Bank with an asset category of Rp. 10 – 50 trillion. Nevertheless, Info Bank Magazine in its July 2002 edition has also rated Bank Buana as a "Well Bank".

Bank Buana prime and main focuses at this time are in the development of new offices and in improving the quality of Human Resources. These strategies are obtained to strengthen us in providing and marketing our banking products with technology based, such as "Buana Mobile Banking", Debit Card "Buana Visa

Visa Electron serta kerjasama pembayaran rekening PLN, Telkom, Telkomsel dan IM3.

Electron" which has just been introduced to the market and the newly implemented payment service point for electricity (PLN), phone (Telkom) as well as mobile phone (Telkomsel, IM3) bills.

Semuanya ditujukan untuk memberi kenyamanan dan keamanan bertransaksi bagi nasabah dan masyarakat luas yang belum bergabung dengan Bank Buana. Dalam tahun 2002 ini seluruh jaringan operasional 156 kantor Bank Buana yang tersebar di 17 Propinsi akan terintegrasi dan dapat melayani transaksi perbankan nasabah secara on-line.

Our banking products not only offer convenience but also safety to both Customers and others who have not yet bank with Bank Buana. In 2002, all of our 156 offices that spread in 17 provinces throughout Indonesia are expected to integrate with "on line" system and therefore we are able to serve customers better.

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 28

PT BANK BUANA INDONESIA Tbk.
(the Bank)

INFORMATION
RESULT OF EXTRAORDINARY SHAREHOLDERS MEETING

We would like to inform all Shareholders of the Bank that Extraordinary Shareholders Meeting has been carried out on August 26, 2002 at Ruang Timor I, Borobudur Hotel, Jl. Lapangan Banteng Selatan, Jakarta. Shareholders of the Bank have officially agreed on the following agendas:

I. First Agenda:

1. Commends the offering of new shares through Right Issue under few circumstances below:
   a. Maximum 248,164,734 (two hundred forty eight million one hundred sixty four thousand seven hundred thirty four) of common new shares with par value of Rp. 500,- (five hundred Rupiah) with the offering price of Rp. 500,- (five hundred Rupiah)/ share. Thus, Rp. 124,082,367,000 (one hundred twenty four billion eighty two million three hundred sixty seven Rupiah) would be the maximum fund collected by the Bank.
   b. Every Shareholder who owns 5 (five) shares with par value of Rp. 500,- (five hundred Rupiah)/ share and whom is listed on Shareholders List per recording date of September 5, 2002 by 04:00 PM has the right to buy 1 (one) shares with a value of Rp. 500,- (five hundred Rupiah) in which has to be paid in full amount upon submission of their Rights Certificate.
   c. Usage of the funds obtained from this Right Issue and its related time schedule has been informed during the meeting and published in the Bank's Prospectus.

2. Approves to give an authority to Board of Directors to execute this Right Issue, including but not limited to any changes on time schedule if needed in line with the valid regulation, state in Notary Deed regarding the sum of total shares to be released in which paragraph 4 section 2 of the Bank's Article of Association would then have to be modified accordingly.

II. Second Agenda:

1. Eliminates paragraph 17 of the Bank's Article of Association regarding the establishment of Audit Board. With this elimination, all paragraphs on the Article of Association would be modified, from 31 (thirty one) paragraphs originally to 30 (thirty) paragraphs presently, thus the sequence of paragraphs in the Article of Association starting from paragraph 18 to paragraph 31 would be substituted to paragraph 17 to 30.

2. Authorizes the Board of Directors to state the result of this second agenda in a separate Notary Deed, includes to report this decision to all authorized government institutions, register, publish the changes of the Bank's Article of Association, amend any changes as has been determine by the authorized government institution and lastly execute any actions needed and required by the law.

Jakarta, August 26, 2002
PT BANK BUANA INDONESIA Tbk.
Board of Directors

29

PT BANK BUANA INDONESIA TBK

ANNEX A – ITEM NO. 29

PT BANK BUANA INDONESIA Tbk.
KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax : 6324467, 6322373

BANK BUANA SIGNS AN AGREEMENT FOR ITS INSURED PRODUKTIF SAVINGS ACCOUNT

PRESS RELEASE

Jakarta, September 30, 2002

PT Bank Buana Indonesia Tbk. (Bank Buana) together with PT Asuransi AIU Indonesia (AIU Insurance) and PT Asuransi Buana Independent (Buana Insurance) signed an agreement to market together an insurance feature attached to Bank Buana's Produktif Savings Account that covers death and paralyse or partially paralyse caused by accidents (Insurance Coverage) on September 30, 2002 at Shangri-La Hotel, Jakarta.

With this cooperation, AIU Insurance and Buana Insurance automatically give coverage to all Customers of PT Bank Buana Indonesia Tbk. who hold Produktif Savings Account in its 156 offices spread in 17 provinces around the archipelago. The insurance not only covers individual account, but also joint account and companies' account as well. This policy allows Customers to be insured automatically without any medical check-up, maximum age of the insured should not be more than 70 years of age and coverage would be based on the average balance of the account per month.

Project Director also Managing Director of Bank Buana, Pardi Kendy explains to reporters that the support from AIU Insurance and Buana Insurance who give coverage up to Rp. 10 billion is indeed pleasing Bank Buana's Customers. This step also shows Bank Buana's sincerity in providing better products and services to them and at the same time also proves that Bank Buana does listen to its Customers' needs. All these are in fact done gradually based on Bank Buana's basic strategy of "Serving the Customers Wholeheartedly".

On the same occasion, President Director of AIU Insurance, Peter Meyer also admits that the cooperation with Bank Buana in fact has been one of their long time wishes. Bank Buana's success in choosing its Customers selectively might open up another business opportunity to AIU Insurance both in the present and future.

Sylvy Setiawan, President Director of Buana Insurance adds that the cooperation between Bank Buana, Buana Insurance and AIU Insurance in providing insurance coverage to all Produktif Savings Account holder would be the first important step for Buana Insurance. She expects Buana Insurance and Bank Buana would be able to work closely in other projects in the years to come.

BANK BUANA – PRUDENT BANK
Bank Buana performance: at the end of 1996, total assets accumulated was Rp. 2.62 trillion and Rp. 11.89 trillion by the end of June 2002 or there is an increase of 353%. Total third part funds collected in 1996 was Rp. 1.90 trillion whereas in June 2002, it rises to Rp. 10.38 trillion or a boost of 446%. Total equity recorded by 1996 was Rp. 176.01 billion and Rp. 1.08 trillion by June 2002 or there is a rise of 515%.

PT BANK BUANA INDONESIA Tbk.

KANTOR PUSAT
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax : 6824467, 6322373

Bank Buana's impressive performance not only has been recognized locally but internationally as well. Investor Magazine No. 57 Year IV – June 26, 2002 awards Bank Buana as a "Well Bank" for Bank with total assets of Rp. 10 – 50 trillion. Whereas, Infobank Magazine for the last 3 consecutive years has graded Bank Buana as a "Very Good Bank". In addition, The Bankers Magazine on its August 2002 edition has regarded Bank Buana as the second bank in Asia that has successfully booked the largest profit.

Up to 2001, Bank Buana has always been perceived as a Bank with very minimum based technology services However, slow but sure, this perception has slowly changed. In 2002 all Bank Buana's 156 offices nationwide would be fully integrated with an on-line system. Bank Buana indeed has also move a step forward in providing more advanced technology but safe and comfortable service to its Customers through the latest products of Mobile Banking and Buana Visa Electron.

The development of information technology in Bank Buana has tremendously improved our services quality, especially in efficiency and effectiveness. In fact this has also been one the main reasons that urges AIU Insurance and Buana Insurance motivate to offer coverage to Bank Buana's Produktif Savings Account Customers for up to Rp. 10 billion.

AIU INSURANCE

As the member of American International Group (AIG) with its headquarter in the United States, AIU Insurance has been considered as one of the leading insurance companies in Indonesia that provides insurance services not only to industrial and business sectors but to individuals as well. AIU Insurance has been identified as first class service, high innovation and very secured. In the US itself, AIU Insurance is commonly recognized as an insurance company that can offer the highest coverage rate for commercial and industrial business sector. Members of the AIG furnish various life insurance products for both individuals and commerce and are marketed through distribution line that in 130 countries all over the world. AIG business network includes financial sector, asset management, leasing of aircrafts, commercial, shares & bonds, financing individuals and corporation, mutual funds, real estate investment and pension funds products. AIG shares are listed in New York, London, Paris, Switzerland and Tokyo.

BUANA INSURANCE

Established in 1957, Buana Insurance is formerly known as NV Maskapai Asuransi Independent and specializes in total lost coverage. Over the years, Buana Insurance has set priority in the growth of the company, as can be seen on total assets of Rp.54.7 billion, total premium accumulated of Rp. 52.3 billion and RBC of 254.75% by the end of December 2001. Buana Insurance has a vast network spreads in big cities all over Indonesia, such as Jakarta, Medan, Palembang, Bandung, Semarang, Makassar, Surabaya and Pontianak.